As confidentially submitted with the U.S. Securities and Exchange Commission on March 27, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
GCL Global Holdings Ltd
(Exact name of registrant as specified in its charter)
Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119
65 80427330
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Michael J. Blankenship Justin F. Hoffman Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002-2925 (713) 651-2600	Giovanni Caruso Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Jane K.P. Tam Joan S. Guilfoyle Loeb & Loeb LLP 901 New York Avenue NW Washington, DC 20001 (202) 618-5000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. The proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
PRELIMINARY
SUBJECT TO COMPLETION, DATED MARCH [•], 2024
PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
RF ACQUISITION CORP.
AND
PROSPECTUS FOR UP TO [•] ORDINARY SHARES,
[•] WARRANTS, AND [•] ORDINARY SHARES UNDERLYING WARRANTS OF
GCL GLOBAL HOLDINGS LTD.
The board of directors of RF Acquisition Corp., a Delaware corporation has approved an agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023, and January 31, 2024 and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with GCL Global Holdings Ltd, a Cayman Islands exempted company limited by shares (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). As used herein, references to the “Company” shall mean (a) prior to the completion of the Restructuring (as defined below), GCL BVI, and (b) from and after the completion of the Restructuring, GCL Global.
Pursuant to the terms of the Merger Agreement, PubCo will form a Cayman Islands exempted company limited by shares, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 1”), and a Delaware corporation, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 2”), for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, the merger of Merger Sub 1 with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo (the “Initial Merger”), and the merger of Merger Sub 2 with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together with the other transactions and ancillary agreements contemplated by the Merger Agreement, but excluding the Restructuring, the “Transactions”, and the Transactions together with the Restructuring, and any other transactions, documents or agreements contemplated thereby, the “Business Combination”).
Pursuant to the Merger Agreement, GCL Group (as defined below) completed a sequential two-step transaction on February 14, 2024, involving (a) the sale by GCL BVI of all its equity interests in GCL Global Pte Ltd (“GCL Global SG”) (representing 100% of the total issued and outstanding shares of GCL Global SG) to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG (which in turn holds equity interests in the Group Subsidiaries (as defined in the Merger Agreement), except for Epicsoft Malaysia Sdn Bhd (“Epicsoft Malaysia”)) becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) the sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI (which in turn holds 100% of the total issued and outstanding shares of Epicsoft Malaysia) becoming a 99.8%-owned subsidiary of GCL Global (the “Restructuring”).
Pursuant to the Merger Agreement, at the effective time of the Initial Merger (the “Initial Merger Effective Time”):
•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of shares of Merger Sub 1, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into an equal number and class of shares of GCL Global, which shares shall constitute the only outstanding shares of GCL Global;

•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of ordinary shares of GCL Global (the “Company Shares”), each Company Share that is issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), shall automatically be cancelled and cease to exist in exchange for the right to receive, such number of newly issued ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) equal to the Company Exchange Ratio, rounded up to the nearest whole share, as such calculations are set forth in the Payment Spreadsheet (as defined in the Merger Agreement) as to each holder set forth therein (the “Merger Consideration

Shares”), and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) shall cease to have any other rights in and to the Company (other than appraisal and dissenter’s rights);
•
if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect subsidiary of the Company immediately prior to the Initial Merger Effective Time, such Company Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and

•
each of the Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be canceled and cease to exist in accordance with Section 2.7(a) of the Merger Agreement and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.7(a) of the Merger Agreement.

Further, at the effective time of the SPAC Merger (the “SPAC Merger Effective Time”):
•
by virtue of the SPAC Merger and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into an equal number of shares of Class A common stock of RFAC, par value $0.0001 per share (the “RFAC Class A Common Stock”).

•
each unit of RFAC (each, an “RFAC Unit”), comprising one share of RFAC Class A Common Stock, one right to acquire one-tenth of one share of RFAC Class A Common Stock (the “RFAC Public Rights”) and one redeemable warrant to purchase one share of RFAC Class A Common Stock for $11.50 per share (the “RFAC Public Warrants”), that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically separated, and the holder thereof shall be deemed to hold one share of RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right in accordance with the terms of the applicable RFAC Unit, which underlying securities of RFAC shall be adjusted in accordance with the applicable terms of the Merger Agreement;

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Class A Common Stock or preferred stock of RFAC, par value $0.0001 per share (such preferred stock, together with RFAC Common Stock, the “RFAC Capital Stock”), each holder of 10 or more RFAC Public Rights shall be deemed to hold one share of RFAC Class A Common Stock for each 10 such RFAC Public Rights (including all RFAC Public Rights that were included in the RFAC Units);

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement and the exchange of each RFAC Public Right in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Capital Stock, each share of RFAC Class A Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive a newly issued PubCo Ordinary Share and each RFAC stockholder shall cease to have any other rights in and to RFAC;

•
if there are any shares of RFAC Capital Stock that are owned by RFAC as treasury shares or any shares of RFAC Capital Stock owned by any direct or indirect Subsidiary of RFAC immediately prior to the SPAC Merger Effective Time, such shares of RFAC Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and

•
without any action on the part of any holder of a RFAC Public Warrant, each RFAC Public Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time (but after giving effect to the separation of each RFAC Unit in accordance with the Merger Agreement) shall, pursuant to and in accordance with that certain warrant agreement, dated March 23, 2022, by and between RFAC and Continental Stock Transfer & Trust Company, and the Assignment and Assumption Agreement (as defined in the Merger Agreement), automatically and irrevocably be modified to provide that such RFAC Public Warrant shall no longer entitle the holder thereof to purchase the number of shares of RFAC Class A Common Stock set forth therein and in substitution thereof such RFAC Public Warrant shall entitle the holder thereof to acquire such equal number of PubCo Ordinary Shares, and each PubCo Public Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such RFAC Public Warrant as of immediately prior to the SPAC Merger Effective Time, except that each PubCo Public Warrant shall be exercisable for shares of PubCo Ordinary Shares rather than RFAC Common Stock.
The Merger Agreement provides that the Price per Company Share (as defined in the Merger Agreement) to be paid for each Company Share shall be (i) $1,200,000,000 divided by (ii) the Fully-Diluted Company Shares. Notwithstanding the foregoing, no fractional PubCo Ordinary Shares will be issued. Instead of the issuance of any fractional share, each Person or entity that would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional shares of PubCo Ordinary Shares that otherwise would be received by such Person or entity) shall have the number of PubCo Ordinary Shares issued to such Person or entity rounded up in the aggregate to the nearest whole number of PubCo Ordinary Shares.
The Merger Agreement includes a covenant for each of RFAC, the Company, and Sponsor to obtain transaction financing (the “Transaction Financing”) in the form of signed agreements for a private placement of equity, or other alternative financing, from Transaction Investors, to be agreed by RFAC and the Company, in an aggregate amount of not less than $20,000,000. Pursuant to the Merger Agreement, the consummation of the Business Combination is also subject to customary closing conditions and a minimum cash condition requiring that the funds in the RFAC trust account, together with the aggregate amount of gross proceeds from any Transaction Financing entered into prior to Closing, be in an amount equal to at least $25 million, after giving effect to the completion and payment of any redemptions and before payment of any RFAC and Company transaction expenses, among other terms. The parties to the Merger Agreement intend to obtain Transaction Financing as described in this condition with respect to PubCo, but there are currently no commitments for such financing.
In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with RFAC, GCL BVI and PubCo, pursuant to which the Sponsor has agreed to vote all Covered Shares (as therein defined) beneficially owned by it in favor of each Transaction Proposal (as defined in the Merger Agreement). In addition, in connection with the execution of the Merger Agreement, PubCo, RFAC, GCL BVI and Epicsoft Ventures Pte Ltd entered into the Shareholder Support Agreement, pursuant to which the Shareholder (as therein defined) agreed to vote all Covered Shares (as therein defined) beneficially owned by it in favor of the Mergers and the consummation of the Transactions and the Business Combination.
It is anticipated that, upon completion of the Business Combination, (i) [•] PubCo Ordinary Shares (inclusive of the conversion of RFAC Class A Common Stock into PubCo Ordinary Shares) will be issued in connection with the Business Combination (not including PubCo Ordinary Shares that may be issued in connection with the Transaction Financing), assuming no RFAC Class A Common Stock are redeemed in connection with the Business Combination and (ii) [•] PubCo Ordinary Shares (inclusive of the conversion of RFAC Class A Common Stock into PubCo Ordinary Shares) will be issued in connection with the Business Combination (not including PubCo Ordinary Shares that may be issued in connection with the Transaction Financing), assuming the maximum number of RFAC Class A Common Stock are redeemed in connection with the Business Combination. The foregoing amounts will change if the actual facts differ from the assumptions set forth above.
RFAC’s units, the RFAC Class A Common Stock, RFAC Public Warrants, and RFAC Public Rights are publicly traded on the Nasdaq Global Market under the symbols “RFACU,” “RFAC,” “RFACW,” and “RFACR” respectively. Each unit consists of one RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right. Upon consummation of the Business Combination, any units then outstanding will automatically separate into its constituent Class A common stock, warrants, and rights.
On October 17, 2023, the date preceding the date the Business Combination was publicly announced, the last reported sale price of the RFAC Class A Common Stock on the Nasdaq Global Market was $10.66 per share, the last reported sale price of RFAC’s warrants on the Nasdaq Global Market was $0.03 per warrant, the last reported sale price of RFAC’s rights on the Nasdaq Global Market was $0.11 per right and the last reported sale price of RFAC’s units on the Nasdaq Global Market was $10.74 per unit. PubCo has applied for listing, to be effective at the time of the Business Combination, of PubCo Ordinary Shares and PubCo Public Warrants on Nasdaq under the proposed symbols “GCL” and “GCLW.” It is a condition of the consummation of the Business Combination that PubCo receive confirmation from either Nasdaq or the NYSE that PubCo’s Ordinary Shares and PubCo Public Warrants have been conditionally approved for listing on either Nasdaq or the NYSE, but there can be no assurance such listing condition will be met or that PubCo will obtain such confirmation from either Nasdaq or the NYSE. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq or NYSE condition set forth in the Business Combination Agreement is waived by the applicable parties.
RFAC’s shareholders are being asked to consider a vote upon the Business Combination and certain Proposals related thereto as described in this proxy statement/prospectus. Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of shareholders of RF Acquisition Corp. scheduled to be held on [•], 2024.
The board of directors of RFAC has approved and adopted the Merger Agreement and recommends that the RFAC shareholders vote FOR all of the Proposals presented to the shareholders at the Special Meeting. When you consider the board of directors’ recommendation of these Proposals, you should keep in mind that certain of RFAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination Proposal — Interests of RFAC’s Directors and Officers in the Business Combination.”
This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. We encourage you to carefully read this entire document, including the annexes. You should, in particular, carefully consider the risk factors described in “Risk Factors” beginning on page 57 of this proxy statement/prospectus.
This proxy statement/prospectus is dated [•], 2024 and is expected to be first mailed or otherwise delivered to RFAC shareholders on or about [•], 2024.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
ADDITIONAL INFORMATION
No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/ prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by RFAC, he Company or any other party to the Merger Agreement. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of RFAC, the Company or any other party to the Merger Agreement since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

LETTER TO STOCKHOLDERS OF RF ACQUISITION CORP.
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164
Telephone No.: +65 6904 0766
To the stockholders of RF Acquisition Corp.:
You are cordially invited to attend the special meeting of stockholders (the “Special Meeting”) of RF Acquisition Corp., a Delaware corporation (“RFAC”), on [•], 2024 at [•] Eastern Time, via live audio webcast over the internet at [•], or at such other time, on such other date and at such other place to which the Special Meeting may be adjourned, for the purpose of voting on RFAC’s proposed business combination with PubCo and the Company (as defined below) and the other matters described in the accompanying proxy statement/prospectus. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at the website address above.
At the Special Meeting, you will be asked to consider and vote upon the following Proposals:
(1)
The Business Combination Proposal — to consider and vote upon a proposal (a) to approve and adopt the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among RFAC, PubCo, GCL BVI, GCL Global, and the Sponsor and (b) to adopt and approve the Transactions and Business Combination (the “Business Combination Proposal”).

(2)
The Advisory Governance Proposals — to consider and vote to approve, on a non-binding advisory basis, certain governance provisions in the amended and restated memorandum and articles of association of PubCo (the “PubCo Charter”) in the form attached to the accompanying proxy statement/prospectus as Annex B, and these proposals are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as four (4) separate sub-proposals under “Governance Proposal A-D” (collectively, the “Advisory Governance Proposals”);

(3)
The Nasdaq Proposal — to consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination (the “Nasdaq Proposal”);

(4)
The Incentive Plan Proposal — to consider and vote upon a proposal to approve the PubCo Equity Incentive Plan, in the form attached to the accompanying proxy statement/prospectus as Annex C (the “Incentive Plan Proposal”); and

(5)
The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary.

Each of the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal is cross-conditioned on the approval of each other. The Business Combination Proposal is not conditioned on the separate approval of the Advisory Governance Proposals as the Advisory Governance Proposals are advisory votes and are not binding on RFAC, PubCo or their respective board of directors. Regardless of the outcome of the non-binding advisory vote on the Advisory Governance Proposals, PubCo Charter will take effect upon the Closing. The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of RFAC (the “RFAC Board”) has (a) approved and adopted the Merger Agreement and approved the Transactions, (b) approved the other Proposals described in this proxy statement/prospectus, and (c) determined that it is advisable to consummate the Business Combination.
PubCo is offering up to (i) [•] ordinary shares, par value $0.0001 per share (“PubCo Ordinary Shares”) and (ii) [•] warrants to purchase PubCo Ordinary Shares (“PubCo Public Warrants”) in the Business

Combination. PubCo intends to apply to list the PubCo Ordinary Shares and PubCo Public Warrants on The Nasdaq Stock Market LLC with the ticker symbols “GCL” and “GCLW” respectively.
On October 18, 2023, RFAC entered into an agreement and plan of merger (as amended on December 1, 2023, December 15, 2023 and January 31, 2024 and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with GCL Global Holdings Ltd, a Cayman Islands exempted company limited by shares (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). As used herein, references to the “Company” shall mean (a) prior to the completion of the Restructuring (as defined below), GCL BVI, and (b) from and after the completion of the Restructuring, GCL Global.
Pursuant to the terms of the Merger Agreement, PubCo will form a Cayman Islands exempted company limited by shares, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 1”), and a Delaware corporation, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 2”), for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, the merger of Merger Sub 1 with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo (the “Initial Merger”), and the merger of Merger Sub 2 with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together with the other transactions and ancillary agreements contemplated by the Merger Agreement, but excluding the Restructuring, the “Transactions”, and the Transactions together with the Restructuring, and any other transactions, documents or agreements contemplated thereby, the “Business Combination”).
Pursuant to the Merger Agreement, GCL Group (as defined below) completed the Restructuring (as defined below) on February 14, 2024 in a sequential two-step transaction involving (a) the sale by GCL BVI of all its equity interests in GCL Global Pte Ltd (“GCL Global SG”) (representing 100% of the total issued and outstanding shares of GCL Global SG) to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG (which in turn holds equity interests in the Group Subsidiaries (as defined in the Merger Agreement), except for Epicsoft Malaysia Sdn Bhd (“Epicsoft Malaysia”)) becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) the sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI (which in turn holds 100% of the total issued and outstanding shares of Epicsoft Malaysia) becoming a 99.8%-owned subsidiary of GCL Global (the “Restructuring”).
Pursuant to the Merger Agreement, at the effective time of the Initial Merger (the “Initial Merger Effective Time”):
•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of shares of Merger Sub 1, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into an equal number and class of shares of GCL Global, which shares shall constitute the only outstanding shares of GCL Global;

•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of ordinary shares of GCL Global (the “Company Shares”), each Company Share that is issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), shall automatically be cancelled and cease to exist in exchange for the right to receive, such number of newly issued ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) equal to the Company Exchange Ratio (as defined in the Merger Agreement), rounded up to the nearest whole share, as such calculations are set forth in the Payment Spreadsheet (as defined in the Merger Agreement) as to each holder set forth therein (the “Merger Consideration Shares”), and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) shall cease to have any other rights in and to the Company (other than appraisal and dissenter’s rights);

•
if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect subsidiary of the Company immediately prior to the Initial Merger Effective Time, such Company Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and

•
each of the Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be canceled and cease to exist in accordance with Section 2.7(a) of the Merger Agreement and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.7(a) of the Merger Agreement.

Further, at the effective time of the SPAC Merger (the “SPAC Merger Effective Time”):
•
by virtue of the SPAC Merger and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into an equal number of shares of Class A common stock of RFAC, par value $0.0001 per share (the “RFAC Class A Common Stock”).

•
each unit of RFAC (each, an “RFAC Unit”), comprising one share of RFAC Class A Common Stock, one right to acquire one-tenth of one share of RFAC Class A Common Stock (the “RFAC Public Rights”) and one redeemable warrant to purchase one share of RFAC Class A Common Stock for $11.50 per share (the “RFAC Public Warrants”), that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically separated, and the holder thereof shall be deemed to hold one share of RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right in accordance with the terms of the applicable RFAC Unit, which underlying securities of RFAC shall be adjusted in accordance with the applicable terms of the Merger Agreement;

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Class A Common Stock or preferred stock of RFAC, par value $0.0001 per share (such preferred stock, together with RFAC Class A Common Stock, the “RFAC Capital Stock”), each holder of 10 or more RFAC Public Rights shall be deemed to hold one share of RFAC Class A Common Stock for each 10 such RFAC Public Rights (including all RFAC Public Rights that were included in the RFAC Units);

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement and the exchange of each RFAC Public Right in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Capital Stock, each share of RFAC Class A Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive a newly issued PubCo Ordinary Share and each RFAC stockholder (“RFAC Stockholder”) shall cease to have any other rights in and to RFAC;

•
if there are any shares of RFAC Capital Stock that are owned by RFAC as treasury shares or any shares of RFAC Capital Stock owned by any direct or indirect Subsidiary of RFAC immediately prior to the SPAC Merger Effective Time, such shares of RFAC Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and

•
without any action on the part of any holder of a RFAC Public Warrant, each RFAC Public Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time (but after giving effect to the separation of each RFAC Unit in accordance with the Merger Agreement) shall, pursuant to and in accordance with that certain warrant agreement, dated March 23, 2022, by and between RFAC and Continental Stock Transfer & Trust Company, and the Assignment and Assumption Agreement (as defined in the Merger Agreement), automatically and irrevocably be modified to provide that such RFAC Public Warrant shall no longer entitle the holder thereof to purchase the number of shares of RFAC Class A Common Stock set forth therein and in substitution thereof such RFAC Public Warrant shall entitle the holder thereof to acquire such equal number of

PubCo Ordinary Shares, and each PubCo Public Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such RFAC Public Warrant as of immediately prior to the SPAC Merger Effective Time, except that each PubCo Public Warrant shall be exercisable for shares of PubCo Ordinary Shares rather than RFAC Class A Common Stock.
It is anticipated that upon Closing, (i) existing RFAC Stockholders (other than the Sponsor Related Parties) will own approximately [•]% of the issued and outstanding PubCo Ordinary Shares, (ii) the Company’s existing securityholders will own approximately [•]% of the outstanding PubCo Ordinary Shares, and (iii) the Sponsor and Sponsor Related Parties, through their ownership of RFAC Class A Common Stock on the date hereof will own approximately [•]% of the issued and outstanding PubCo Ordinary Shares.
When RFAC completed its initial public offering on March 28, 2022, RFAC had until March 28, 2023 (or up to September 28, 2023, subject to the exercise of two extensions each for three months). On March 24, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved the proposal to amend and restate RFAC’s amended and restated certificate of incorporation to give RFAC the right to extend the date by which it has to consummate a business combination from March 28, 2023 to December 28, 2023, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after March 28, 2023, by depositing into the trust account (A) for the initial three-month extension, the lesser of (i) $300,000 or (ii) $0.12 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal to amend the charter, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $100,000 or (ii) $0.04 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal to amend the charter, until December 28, 2023 in exchange for a noninterest bearing, unsecured promissory note payable upon consummation of a business combination. Additionally reflected in the amendment and restatement to the charter, the RFAC Board approved, with the written consent of the sole holder of Class B common stock of RFAC, par value $0.0001 per share (the “RFAC Class B Common Stock”), an amendment to the charter that modifies the existing rights of holders of RFAC Class B Common Stock to convert their shares into RFAC Class A Common Stock by allowing them to convert at any time and from time to time at the option of the holder.
On December 20, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from December 28, 2023 to September 28, 2024, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after December 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $225,000 or (ii) $0.09 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $75,000 or (ii) $0.03 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, until September 28, 2024 in exchange for a non-interest-bearing, unsecured promissory note payable upon consummation of a business combination. Additionally, the stockholders approved a proposal to amend the RFAC Charter to remove the net tangible asset requirement in order to expand the methods that RFAC may employ so as to not become subject to the “penny stock” rules of the SEC. On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024.
The Board has fixed the close of business on [•], 2024 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Stockholders should carefully read the accompanying Notice of Special Meeting and proxy statement/prospectus for a more complete statement of the Proposals to be considered at the Special Meeting.
The RFAC Board has approved and adopted the Merger Agreement and the Transactions and recommends that the RFAC Stockholders vote “FOR” each of the Proposals presented to RFAC Stockholders at the Special Meeting. When you consider the RFAC Board’s recommendation of these Proposals, you should keep in mind that the directors and officers of RFAC have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of the Sponsor and RFAC’s Directors, Officers and Affiliates in the Business Combination” in this proxy statement/prospectus.

Pursuant to the RFAC Charter, dated March 30, 2023, RFAC Public Stockholders (“RFAC Public Stockholders”) have redemption rights in connection with the Business Combination. RFAC Public Stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their RFAC Class A Common Stock for cash. This means that RFAC Public Stockholders who hold shares of RFAC Class A Common Stock on or before [•], 2024 (two business days before the Special Meeting) will be eligible to elect to have their shares of RFAC Class A Common Stock redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Special Meeting.
By Order of the RFAC Board,
Sincerely,

Tse Meng Ng
Chief Executive Officer and Chairman
[•], 2024
This proxy statement/prospectus is dated [•], 2024 and is first being mailed to RFAC Stockholders on or about [•], 2024.
THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS PROVIDES THE RFAC STOCKHOLDERS WITH DETAILED INFORMATION ABOUT THE BUSINESS COMBINATION AND OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT, INCLUDING THE ANNEXES AND OTHER DOCUMENTS REFERRED TO THEREIN, CAREFULLY AND IN THEIR ENTIRETY. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE [•] OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164
Telephone No.: +65 6904 0766
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF RF ACQUISITION CORP.
TO BE HELD ON [•], 2024
TO THE STOCKHOLDERS OF RF ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of RF Acquisition Corp., a Delaware corporation (“RFAC”), will be held on [•], 2024 at [•], Eastern Time, via live audio webcast over the internet at [•], or at such other time, on such other date and at such other place to which the meeting may be adjourned. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at the website address above. At the Special Meeting, RFAC Stockholders will be asked to consider and vote upon the following Proposals:
(1)
The Business Combination Proposal — to consider and vote upon a proposal (a) to approve and adopt the agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023 and January 31, 2024 and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among RFAC, GCL Global Holdings Ltd, a Cayman Islands exempted company limited by shares (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”) and (b) to adopt and approve the transactions contemplated thereby, including, among other things, the Mergers (as defined below). Pursuant to the terms of the Merger Agreement, PubCo will form a Cayman Islands exempted company limited by shares, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 1”), and a Delaware corporation, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 2”), for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, the merger of Merger Sub 1 with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo (the “Initial Merger”), and the merger of Merger Sub 2 with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo (the “SPAC Merger” and together with the Initial Merger, the “Mergers,” and together with the other transactions and ancillary agreements contemplated by the Merger Agreement, but excluding the Restructuring, the “Transactions,” and the Transactions together with the Restructuring, and any other transactions, documents or agreements contemplated thereby, the “Business Combination”);

(2)
The Advisory Governance Proposals — to consider and vote to approve, on a non-binding advisory basis, certain governance provisions in the amended and restated memorandum and articles of association of PubCo (the “PubCo Charter”) in the form attached to the accompanying proxy statement/prospectus as Annex B, and these proposals are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as four (4) separate sub-proposals under “Governance Proposal A-D” (collectively, the “Advisory Governance Proposals”).

(3)
The Nasdaq Proposal — to consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination (the “Nasdaq Proposal”);

(4)
The Incentive Plan Proposal — to consider and vote upon a proposal to approve the PubCo Equity Incentive Plan, in the form attached to the accompanying proxy statement/prospectus as Annex C (the “Incentive Plan Proposal”); and

(5)
The Adjournment Proposal — to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary.

Only holders of record of Class A common stock of RFAC, par value $0.0001 per share (the “RFAC Class A Common Stock”) and Class B common stock of RFAC, par value $0.0001 per share (the “RFAC Class B Common Stock” and together with the RFAC Class A Common Stock, the “RFAC Common Stock”) at the close of business on [•], 2024 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. Please note that you will not be able to attend the Special Meeting in person. You will be able to attend the Special Meeting by visiting [•]. RFAC recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the meeting starts.
Each of the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal is cross conditioned on the approval of each other. The Business Combination Proposal is not conditioned on the separate approval of the Advisory Governance Proposals as the Advisory Governance Proposals are advisory votes and are not binding on RFAC, PubCo or their respective board of directors. Regardless of the outcome of the non-binding advisory vote on the Advisory Governance Proposals, PubCo Charter will take effect upon the Closing. The Adjournment Proposal is not conditioned upon the approval of any other Proposal set forth in this proxy statement/prospectus.
Each of these Proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety. Unless waived in accordance with the Merger Agreement, the consummation of the Business Combination is also subject to customary closing conditions and a minimum cash condition requiring that the funds in the RFAC trust account, together with the aggregate amount of gross proceeds from any Transaction Financing entered into prior to Closing, be in an amount equal to at least $25 million, after giving effect to the completion and payment of any redemptions and before payment of any RFAC and Company transaction expenses, among other terms. The parties to the Merger Agreement intend to obtain Transaction Financing in an aggregate amount of not less than $20,000,000, as described in this condition with respect to PubCo, but there are currently no commitments for such financing.
Pursuant to the RFAC Charter, dated March 30, 2023, RFAC is providing its public stockholders with the opportunity to redeem, upon the closing of the Business Combination, shares of RFAC Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the close of the Business Combination) in the trust account (the “Trust Account”) that holds the proceeds (including interest but less taxes payable) of the IPO. For illustrative purposes, based on funds in the Trust Account of $[•] million on [•], 2024, the estimated per share redemption price would have been approximately $[•]. RFAC Public Stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of RFAC Class A Common Stock for cash. This means that RFAC Public Stockholders who hold shares of RFAC Class A Common Stock on or before [•], 2024 (two business days before the Special Meeting) will be eligible to elect to have their shares of RFAC Class A Common Stock redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Special Meeting. An RFAC Public Stockholder, together with any affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate shares in excess of 15% of the aggregate shares of RFAC Class A Common Stock included in the RFAC Units sold in the IPO. Holders of our outstanding RFAC Public Warrants, RFAC Public Rights, and RFAC Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding RFAC Units must separate the underlying RFAC Public Shares, RFAC Public Rights, and RFAC Public Warrants prior to exercising redemption rights with respect to the RFAC Public Shares. The Sponsor and RFAC’s officers and directors have agreed to waive their redemption rights with respect to any shares of RFAC Class A Common Stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
On December 20, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from December 28, 2023 to September 28, 2024, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after

December 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $225,000 or (ii) $0.09 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $75,000 or (ii) $0.03 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, until September 28, 2024 in exchange for a non-interest-bearing, unsecured promissory note payable upon consummation of a business combination. Additionally, the stockholders approved a proposal to amend the RFAC Charter to remove the net tangible asset requirement in order to expand the methods that RFAC may employ so as to not become subject to the “penny stock” rules of the SEC.
In connection therewith the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 1,363,378 shares of RFAC Class A Common Stock exercised their right to redemption at a per share redemption price of approximately $10.72. On December 22, 2023, a total of $14,619,421.26 in redemption payments were made in connection with the redemption. On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024. Following the redemption, RFAC had a total of 2,744,649 shares of RFAC Class A Common Stock outstanding held by public shareholders. As a result of the redemptions, RFAC now has less liquidity and fewer round-lot holders of RFAC Public Shares, which may make it more difficult for PubCo to meet all of the Nasdaq listing requirements. Since it is a condition to closing to receive the approval for listing by Nasdaq or the NYSE of the shares of PubCo to be issued in connection with the transactions contemplated by the Merger Agreement, the reduced public float may make it more difficult for RFAC to meet all of the Nasdaq listing requirements, and to consummate the Business Combination.
Currently, the Sponsor owns 49.4% of the issued and outstanding shares of RFAC Common Stock. The Sponsor and RFAC’s directors and officers have agreed to vote any shares of RFAC Class A Common Stock owned by them in favor of the Business Combination Proposal and all other Proposals presented in the accompanying proxy statement/prospectus.
The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of RFAC Common Stock as of the Record Date for the Special Meeting. The RFAC Board has already approved the Merger Agreement and the Transactions and recommends that RFAC Stockholders vote “FOR” the Business Combination Proposal. The approval of all other Proposals presented in the accompanying proxy statement/prospectus require the affirmative vote of a majority of the shares of RFAC Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting.
As of [•], 2024, there was $[•] million in the Trust Account. Each redemption of shares of RFAC Class A Common Stock by RFAC Public Stockholders will decrease the amount in the Trust Account.
Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related Transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call at Morrow Sodali LLC, RFAC’s proxy solicitor, by calling 800-662-5200, or by emailing RFAC.info@investor.morrowsodali.com.
By Order of the RFAC Board,

Tse Meng Ng
Chief Executive Officer and Chairman

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by GCL Global Holdings Ltd., a Cayman Islands exempted company limited by shares (“PubCo”), constitutes a prospectus of PubCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the PubCo Ordinary Shares (as defined herein) to be issued to stockholders of the Company (the “Company Shareholders”), stockholders of RF Acquisition Corp. (the “RFAC Stockholders”), including as a result of the conversion of RFAC Public Rights (as defined herein) to RFAC Class A Common Stock (as defined herein), the PubCo Public Warrants (as defined herein) to be issued to holders of RFAC Public Warrants, and the PubCo Ordinary Shares underlying such warrants, if the Business Combination (as defined herein) is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting at which RFAC Stockholders shall be asked to consider and vote upon a proposal to approve the Business Combination by the adoption of the Merger Agreement and the Transactions, among other matters.
References to “U.S. Dollars” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this proxy statement/prospectus have been rounded to a single decimal place for the convenience of readers.
You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to RFAC Stockholders, nor the issuance by PubCo of its PubCo Ordinary Shares in connection with the Business Combination will create any implication to the contrary. Information contained in this proxy statement/prospectus regarding RFAC has been provided by RFAC and information contained in this proxy statement/prospectus regarding PubCo and the Company (as defined herein) has been provided by PubCo and the Company. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains estimates, projections, and other information concerning the Company’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by the Company’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, the Company obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, and similar sources. In some cases, the Company does not expressly refer to the sources from which this data is derived. In that regard, when the Company refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which the Company paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES
The Company name, logos and other trademarks and service marks of the Company appearing in this proxy statement/prospectus are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this proxy statement/prospectus are presented without the applicable ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You may request copies of this proxy statement/prospectus or other information concerning RFAC, without charge, by phone or by written request directed to RFAC at:
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164
Attn: Tse Meng Ng
Telephone No.: +65 6904 0766
You may also request information from by contacting our proxy solicitor at:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: RFAC.info@investor.morrowsodali.com
In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on [•], 2024, you must request the information no later than five business days prior to the date of the Special Meeting, or by [•], 2024.

FREQUENTLY USED TERMS
“AAA game” means video game with the highest development budgets and levels of promotion.
“Acquisition Entities” means, collectively, PubCo, Merger Sub 1 and Merger Sub 2, and each, individually, an “Acquisition Entity”.
“Acquisition Proposal” means, as to the Company or SPAC, other than the Transactions and the Restructuring, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 20% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 20% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries. Notwithstanding anything to the contrary, any transaction in which the Company or one of its Subsidiaries or Affiliates acquires another entity for strategic purposes, as reasonably determined by the Company, shall not be deemed an “Acquisition Proposal.”
“Action” means any action, lawsuit, complaint, claim, petition, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any governmental authority.
“Add-On” means a computer software product produced by the Publisher for release in Packaged Media Units after the initial release of the video game which may be purchased in the form of a Packaged Media Unit by an end-user for use with the videogame which product may include additional game levels, items or characters to complement those game levels, items or characters originally designed for the video game and/or some additional features to complement those features originally designed for the video game.
“Adjournment Proposal” means the proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by RFAC that more time is necessary or appropriate to approve one or more proposals at the Special Meeting.
“Advisory Governance Proposals” means the Governance Proposals A-D to approve, on a non-binding advisory basis, certain governance provisions in the PubCo Charter.
“Affiliates” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Alternative Transaction” means, (i) as to any GCL Company, a transaction (other than any Transaction, the Restructuring or any transaction in which the GCL Company or its respective Subsidiaries or Affiliates is the surviving entity) concerning the sale or transfer of (a) all or any material part of the business or assets of the GCL Companies, taken as a whole, or (b) any of the Company Shares or other equity interests or profit interests (including any phantom or synthetic equity) of any GCL Company, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management contract, joint venture or partnership, or otherwise, and (ii) as to RFAC, a transaction involving the sale or transfer of RFAC Common Stock, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, business combination, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.
“Ancillary Agreements” means, collectively, the Sponsor Support Agreement, the Shareholder Support Agreement, the Lock-Up Agreements, the Registration Rights Agreement, the PubCo Governing Documents, the Assignment and Assumption Agreement, and the joinders to the Merger Agreement to be executed and delivered by each Acquisition Entity following its formation.
“Audited Company Financials” means the audited consolidated financial statements of the GCL Companies (including, in each case, any related notes thereto), consisting of the consolidated statements of financial position of the GCL Companies as of March 31, 2023 and March 31, 2022, and the related audited consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with PCAOB standards.
“Available Cash” means the amount of cash available to PubCo as of the Closing, including (i) the amount of cash available in the Trust Account after deducting the amount required to satisfy the RFAC Share Redemption Amount, and (ii) other amounts available to RFAC or the Company as of the Closing, prior to paying any RFAC Transactions Expenses or Company Transaction Expenses; provided, that any Transaction Financing obtained and subsequently used by the Company or any of its Affiliates during the period between the date of the Merger Agreement and the Closing shall be applied toward the calculation of Minimum Cash.
“Business Combination” means the Mergers and the Transactions, together with the Restructuring, and each other transaction, document or agreement contemplated thereby, to be consummated pursuant to the Merger Agreement.
“Business Combination Proposal” means the proposal to approve the adoption of the Merger Agreement and the Transactions.
“BVI” means the British Virgin Islands.
“Closing” means the closing of the Business Combination.
“Closing Date” means the date on which the Business Combination is consummated.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies Act” means the Companies Act (as revised) of the Cayman Islands.
“Company” means (a) prior to the completion of the Restructuring (as defined below), GCL BVI, and (b) from and after the completion of the Restructuring, GCL Global.
“Company Board” means, as the case may be, (a) prior to the completion of the Restructuring, the Board of Directors of GCL BVI, and (b) from and after the completion of the Restructuring, the Board of Directors of GCL Global.
“Company Exchange Ratio” means the quotient obtained by dividing the Price per Company Share by $10.00.
“Company Governing Documents” means, the Company’s Memorandum and Articles of Association (as amended).
“Company Shareholder” means any holder of any Company Shares.
“Company Shares” means ordinary shares of the Company.
“Company Transaction Expenses” means fees and disbursements incurred by the Company or the Company Shareholders in connection with the Transactions for the categories listed on Schedule 2.1(b)(i) to the Merger Agreement.
“Company Written Consent” means the irrevocable written consent, in form and substance reasonably acceptable to RFAC, of the Key Shareholder in favor of the approval and adoption of the Merger Agreement, the Initial Merger, the PubCo Equity Incentive Plan, and the other Transactions (including as required under the Cayman Companies Act and the Company Governing Documents)
“Continental” means Continental Stock Transfer & Trust Company.
“DGCL” means the General Corporation Law of the State of Delaware.
“Disclosure Letter” means the disclosure letter to the Company which forms part of the Merger Agreement.
“Dissenting Shares” means Company Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by Company Shareholders who have not voted in favor of the Initial Merger nor consented thereto in writing and who have given a notice of election to dissent pursuant to Section 238 of the Companies Act and otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights.
“EBC” means EarlyBirdCapital Inc., the representative of the underwriters in the IPO.
“EBC Founder Shares” means an aggregate of 200,000 RFAC Class A Common Stock issued to EBC in exchange for cash of $20 on April 12, 2021.
“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Shares as of immediately prior to the Initial Merger Effective Time, on an as-converted basis and assuming the exercise of any options, warrants, or other similar securities of the Company as of immediately prior to the Initial Merger Effective Time, if applicable.
“U.S. GAAP” means accounting principles generally accepted in the United States of America.
“GCL BVI” means Grand Centrex Limited, a British Virgin Islands business company.
“GCL Companies” or “GCL Group” means, collectively, GCL Global and the Group Subsidiaries (but not, for the avoidance of doubt, the Acquisition Entities).
“GCL Global” means GCL Global Limited, a Cayman Islands exempted company limited by shares.
“GCL Global SG” means GCL Global Pte Ltd, a Singapore company.
“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Group Subsidiaries” means, collectively, (a) Titan Digital Media Pte. Ltd., a Singapore company, (b) Epicsoft Hong Kong Limited, a Hong Kong company, (c) Epicsoft Malaysia Sdn. Bhd., a Malaysia company, (d) Epicsoft Asia Pte. Ltd., a Singapore company, (e) 4Divinity Pte. Ltd., a Singapore company, (f) 2Game Digital Limited, a Hong Kong company, (g) Starry Jewelry Pte Ltd., a Singapore company, (h) Martiangear Pte Ltd., a Singapore company, and (i) 2 Game Pro Ltda, a Brazilian company.
“Merger Sub 1” means a Cayman Islands exempted company limited by shares and wholly owned direct subsidiary of PubCo, to be formed by PubCo pursuant to the Merger Agreement for the purpose of participating in the transactions contemplated by the Merger Agreement.
“Incentive Plan Proposal” means the proposal to approve the PubCo Equity Incentive Plan, in the form attached to this proxy statement/prospectus as Annex C
“Incentive Shares” means the 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by the Sponsor, in its sole discretion, which such shares shall not be subject to any lock-up period. Pursuant to the Merger Agreement, the Sponsor may direct PubCo to issue all of the Incentive Shares directly to Sponsor at Closing.
“Initial Merger” means the merger of the Company with and into Merger Sub 1.
“Initial Merger Effective Time” means the date and time that the Initial Merger becomes effective in accordance with the Merger Agreement.
“Initial Stockholder” means holders of founder shares prior to the IPO.
“Insiders” means the officers and directors of RFAC.
“IPO” means RFAC’s initial public offering of RFAC Units, consummated on March 28, 2022.
“IRS” means the U.S. Internal Revenue Service.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Key Shareholders” means any holder of 5% or more of the Fully-Diluted Company Shares.
“CD Keys” means game activation keys which enable end-users to access the video game via the Steam platform or other digital distribution platforms.
“Lock-Up Agreements” means the separate lock-up agreements to be entered into at the Closing among PubCo, certain Company Shareholders and Sponsor, pursuant to which the PubCo Ordinary Shares received by such Persons will be locked-up and subject to transfer restrictions for a period of time following the Closing.
“Merger Consideration” means $1,200,000,000.
“Merger Consideration Shares” means newly issued PubCo Ordinary Shares that is equal to the Company Exchange Ratio (rounded up to the nearest whole share).
“Merger Sub 2” means a Delaware corporation and wholly owned direct subsidiary of PubCo, to be formed by PubCo pursuant to the Merger Agreement for the purpose of participating in the transactions contemplated by the Merger Agreement.
“Minimum Cash” means the aggregate cash available to PubCo at the Closing from the Trust Account and the Transaction Financing (after giving effect to any redemptions but prior to paying any RFAC Transaction Expenses and Company Transaction Expenses), shall equal or exceed $25,000,000; provided, that, any cash obtained as Transaction Financing that is used by the Company or any of its Affiliates during the period between October 18, 2023 and Closing shall be applied in the calculation of Minimum Cash.
“Nasdaq” means the Nasdaq Global Market or Nasdaq Capital Market.
“Nasdaq Proposal” means the proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination.
“NYSE” means the New York Stock Exchange.
“Packaged Media Units” means a version of the video game which is stored in physical, packaged media in general use for distribution through retail channels to the end-users.
“Payment Spreadsheet” means a spreadsheet that shall be delivered by the Company to RFAC pursuant to Section 2.1(b) of the Merger Agreement not less than two business days prior to the Closing, which shall set forth the portion of the Merger Consideration Shares payable to the Company Shareholders in accordance with the terms of the Merger Agreement and the Company Governing Documents.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Price per Company Share” means the quotient, expressed as a dollar number, obtained by dividing the Merger Consideration by the Fully-Diluted Company Shares.

“Proposals” means the Business Combination Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal.
“PubCo Charter” means the Amended and Restated Memorandum of Association and Articles of Association of PubCo, to be adopted by PubCo, in the form attached this proxy statement/prospectus as Annex B.
“PubCo Board” means the board of directors of PubCo.
“PubCo Equity Incentive Plan” means the GCL Global Holdings Ltd Equity Incentive Plan.
“PubCo Ordinary Shares” means the ordinary shares of PubCo, par value $0.0001 per share.
“Record Date” means [•], 2024 the record date for the Special Meeting.
“Registration Rights Agreement” means a registration rights agreement to be entered into at the Closing among PubCo, certain Company Shareholders, and the Sponsor, pursuant to which, among other things, PubCo will agree to provide certain Company Shareholders with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the Initial Merger.
“Regulatory Approvals” means any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in order to complete lawfully the Transactions.
“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.
“Restructuring” means a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global Pte Ltd (“GCL Global SG”) (representing 100% of the total issued and outstanding shares of GCL Global SG) to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG (which in turn holds equity interests in the Group Subsidiaries, except for Epicsoft Malaysia Sdn Bhd (“Epicsoft Malaysia”)) becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI (which in turn holds 100% of the total issued and outstanding shares of Epicsoft Malaysia) becoming a 99.8%-owned subsidiary of GCL Global.
“RFAC” means RF Acquisition Corp., a Delaware corporation.
“RFAC Board” means the board of directors of RFAC.
“RFAC Bylaws” means the bylaws of RFAC in effect immediately prior to the SPAC Merger Effective Time, as amended and/or restated from time to time.
“RFAC Capital Stock” means, collectively, the RFAC Common Stock and the preferred stock of RFAC, par value $0.0001 per share.
“RFAC Charter” means the Second Amended and Restated Certificate of Incorporation of RFAC, dated March 30, 2023, as amended and/or restated from time to time.
“RFAC Common Stock” means RFAC Class A Common Stock and RFAC Class B Common Stock.
“RFAC Class A Common Stock” means Class A common stock of RFAC, par value $0.0001 per share.
“RFAC Class B Common Stock” means Class B common stock of RFAC, par value $0.0001 per share.
“RFAC Governing Documents” means, collectively, the RFAC Charter and the RFAC Bylaws.
“RFAC Private Placement” means the private placement that closed concurrently with the closing of the IPO pursuant to which RFAC issued and sold to the Sponsor 4,050,000 RFAC Private Placement Warrants and sold to EBC 500,000 RFAC Private Placement Warrants, in each case, at a price of $1.00 per

RFAC Private Placement Warrant, generating gross proceeds of $4,550,000, and the private placement occurring at the exercise of the over-allotment option, pursuant to which RFAC issued and sold to the Sponsor an additional 400,500 RFAC Private Placement Warrants and sold to EBC an additional 49,500 RFAC Private Placement Warrants, in each case, at a price of $1.00 per RFAC Private Placement Warrant, generating additional gross proceeds of $450,000.
“RFAC Private Placement Warrants” means the warrants purchased in the RFAC Private Placement.
“RFAC Private Placement Warrants Purchase Agreements” means the RFAC Private Placement Warrants Purchase Agreement (EBC) and RFAC Private Placement Warrants Purchase Agreement (Sponsor).
“RFAC Private Placement Warrants Purchase Agreement (EBC)” means the private placement warrants purchase agreement, dated as of March 23, 2022, by and between RFAC and EBC.
“RFAC Private Placement Warrants Purchase Agreement (Sponsor)” means the private placement warrants purchase agreements, dated as of March 23, 2022, by and between RFAC and the Sponsor.
“RFAC Public Shares” means the shares of RFAC Class A Common Stock sold as part of the RFAC Units in the IPO.
“RFAC Public Stockholder” means a holder of RFAC Public Shares.
“RFAC Public Warrants” means the RFAC warrants sold as part of the RFAC Units in the IPO.
“RFAC Public Rights” or “RFAC Rights” means the RFAC rights sold as part of the RFAC Units in the IPO.
“RFAC Share Redemption” means the election of an eligible (as determined in accordance with the RFAC Charter and RFAC Bylaws) holder of shares of RFAC Common Stock to redeem all or a portion of the shares of RFAC Common Stock held by such holder pursuant to the RFAC Charter and RFAC Bylaws in connection with the Transaction Proposals.
“RFAC Share Redemption Amount” means the aggregate amount payable from the Trust Account with respect to all RFAC Share Redemptions.
“RFAC Stockholder” means any holder of any shares of RFAC Capital Stock.
“RFAC Stockholders’ Approval” means the approval of the Proposals, in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of RFAC Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with the RFAC Governing Documents) at a RFAC stockholder meeting duly called by the RFAC Board and held for such purpose.
“RFAC Transaction Expenses” means fees and disbursements incurred by RFAC or the Sponsor in connection with the Transactions for the categories listed on Schedule 2.1(b)(ii) to the Merger Agreement.
“RFAC Units” means units of RFAC, each unit comprising one share of RFAC Class A Common Stock, one RFAC Public Right, and one RFAC Public Warrant.
“RFAC Warrants” means the RFAC Public Warrants and RFAC Private Placement Warrants.
“RFAC Warrant Agreement” means that certain Warrant Agreement, dated March 23, 2022, by and between SPAC and Continental, as the warrant agent.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“SPAC Merger” means the merger of Merger Sub 2 with and into RFAC.
“SPAC Merger Effective Time” means the date and time that the SPAC Merger becomes effective in accordance with the Merger Agreement.
“SPAC Stockholders’ Approval” means the approval of the Transaction Proposals, in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of RFAC Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with the RFAC Charter and RFAC Bylaws) at a RFAC stockholder meeting duly called by the RFAC Board and held for such purpose.
“Special Meeting” means the special meeting of the RFAC Stockholders, to be held on [•], 2024 at [•] Eastern time, via live audio webcast over the internet at [•], or at such other time, on such other date and at such other place to which the meeting may be adjourned, for the purpose of voting on RFAC’s proposed Business Combination with PubCo and the Company and the other matters described in the accompanying proxy statement/prospectus. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at the website address above.
“Sponsor” means RF Dynamic LLC, a Delaware limited liability company.
“Sponsor Founder Shares” means an aggregate of 2,875,000 RFAC Class A Common Stock issued to Sponsor in exchange for cash of $25,000 on January 21, 2021.
“Sponsor Related Parties” means the Sponsor as the initial stockholder of RFAC Class B Common Stock, and any permitted transferees (including the independent directors of RFAC).
“Steam” means a digital distribution platform that allows one to buy and install games, interact with other players, and live-stream.
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a general or limited partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
“Surviving Corporation” means, with respect to the periods from and after the Initial Merger Effective Time, the Company, the surviving corporation of the Initial Merger.
“Termination Date” means September 30, 2024.
“Trading Day” means any day on which the Trading Market is open for trading.
“Trading Market” means the national stock exchange on which the PubCo Ordinary Shares are listed for trading..
“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by the Merger Agreement or any of the Ancillary Agreements but excludes the Restructuring.
“Transaction Financing” mean ss soon as practicable after the signing of the Merger Agreement, each of RFAC, the Company, and , Sponsor, shall jointly exercise their reasonable best efforts to obtain transaction financing, in the form of signed agreements for a private placement of equity, or other alternative financing, from Transaction Investors, to be agreed by RFAC and the Company, in an aggregate amount of not less than $20,000,000.
“Transaction Investor” means any investor in the Transaction Financing.
“Trust Account” means the Trust Account of RFAC for the benefit of RFAC Public Stockholders.
“Trust Agreement” means the Investment Management Trust Agreement, dated as of March 23, 2022, between SPAC and Trustee.
“Trustee” means the Continental, as trustee pursuant to the Trust Agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of RFAC and the Company. These statements are based on the beliefs and assumptions of the management of RFAC and the Company. Although RFAC and the Company believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RFAC nor the Company can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements appear in a number of places throughout this proxy statement/prospectus and include statements regarding RFAC’s and the Company’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which the Company operates as well as any information concerning possible or assumed future results of operations of PubCo after the consummation of the Business Combination.
These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
In addition, statements that RFAC or the Company “believes”, and similar statements reflect, such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this proxy statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either RFAC or the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.
You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the Proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause RFAC’s actual results to differ include:
•
developments related to the COVID-19 pandemic, including, among others, numbers of COVID-19 cases and the occurrence of new COVID-19 strains that might evade existing control measures and lead to the worsening or extension of adverse economic or movement control measures;

•
the Company’s ability to grow market share in its existing markets or any new markets it may enter;

•
the Company’s ability to execute its growth strategy, manage growth and maintain its corporate culture as it grows;

•
the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which the Company operates;

•
political instability in the jurisdictions in which the Company operates;

•
anticipated technology trends and developments and the Company’s ability to address those trends and developments with its products and offerings;

•
the ability to protect information technology systems and platforms against security breaches or otherwise protect confidential information or platform users’ personally identifiable information;

•
the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination;

•
man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect the Company’s business or assets;

•
the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•
PubCo’s ability to raise financing in the future;

•
exchange rate fluctuations;

•
legal, regulatory and other proceedings;

•
changes in interest rates or rates of inflation;

•
tax laws and the interpretation and application thereof by tax authorities in the jurisdictions where the Company operates;

•
the number and percentage of RFAC shareholders voting against the Proposals at the Special Meeting and/or seeking redemption;

•
RFAC’s and the Company’s ability to successfully secure the Transaction Financing;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•
PubCo’s ability to initially list, and once listed, maintain the listing of its securities on either Nasdaq or the NYSE following the Business Combination; and

•
other factors detailed under the section entitled “Risk Factors.”

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF RFAC
The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Special Meeting. The following questions and answers do not include all the information that is important to RFAC Stockholders. We urge the RFAC Stockholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting.
Q.
Why am I receiving this proxy statement/ prospectus?

A.
RFAC shareholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination and certain related Proposals. You are receiving this proxy statement/prospectus because you hold shares of RFAC Common Stock as of the Record Date for the Special Meeting.

RFAC, PubCo, GCL BVI, GCL Global and the Sponsor have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, among other things, PubCo will form (i) Merger Sub 1, which shall be a Cayman Islands exempted company limited by shares and wholly owned direct subsidiary of PubCo, and (ii) Merger Sub 2, which shall be a Delaware corporation and wholly owned direct subsidiary of PubCo, for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, (a) the Initial Merger, in which Merger Sub 1 shall merge with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo, and (b) the SPAC Merger, in which Merger Sub 2 shall merge with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo. Further, pursuant to the Merger Agreement, on February 14, 2024, GCL BVI and GCL Global have caused certain other entities as provided in the Merger Agreement to complete the Restructuring.
RFAC’s units, the RFAC Class A Common Stock, the RFAC Public Warrants, and the RFAC Public Rights are publicly traded on the Nasdaq Global Market under the symbols “RFACU,” “RFAC,” “RFACW,” and “RFACR,” respectively. PubCo has applied for listing, to be effective at the time of the Business Combination, of PubCo Ordinary Shares and PubCo Public Warrants on Nasdaq or the NYSE under the proposed trading symbols “GCL” and “GCLW.” Each RFAC unit consists of one RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right. Upon consummation of the Business Combination, any units then outstanding will automatically separate into its constituent common stock, warrants, and rights. Accordingly, PubCo will not have units outstanding following consummation of the Business Combination.
This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting, along with important information about PubCo and the business of PubCo and its subsidiaries following consummation of the Business Combination. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.
Q.
What Proposals are RFAC Stockholders being asked to vote upon?

A:
At the Special Meeting, RFAC is asking holders of RFAC Common Stock to consider and vote upon the following Proposals:

1.
The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Transactions. See the section entitled “The Business Combination Proposal.”

2.
The Advisory Governance Proposals — to consider and vote upon to approve, on a non-binding advisory basis, certain governance provisions in the PubCo Charter. See the section entitled “The Advisory Governance Proposals.”

3.
The Nasdaq Proposal — to consider and vote upon a proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of PubCo Ordinary Shares in connection with the Business Combination. See the section entitled “The Nasdaq Proposal.”

4.
The Incentive Plan Proposal — to consider and vote upon a proposal to approve the PubCo Equity Incentive Plan, in the form attached to the accompanying proxy statement/prospectus as Annex C. See the section entitled “The Incentive Plan Proposal.”

5.
The Adjournment Proposal — to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal. See the section entitled “The Adjournment Proposal.”

RFAC shall hold the Special Meeting to consider and vote upon these Proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read it carefully.
The vote of stockholders is important. Stockholders are encouraged to submit their completed proxy card as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:
What equity stake will holders of RFAC Public Shares, holders of Company Shares and the Sponsor hold in PubCo upon completion of the Business Combination?

A.
It is anticipated that upon consummation of the Business Combination, PubCo will become a new public company, and the former holders of securities of RFAC and the Company and the Sponsor shall all become security holders of PubCo.

With respect to the Company’s existing outstanding securities, pursuant to the Merger Agreement and at the Initial Merger Effective Time:
•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of shares of Merger Sub 1, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into an equal number and class of shares of GCL Global, which shares shall constitute the only outstanding shares of GCL Global;

•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of Company Shares, each Company Share that is issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), shall automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration Shares, and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) shall cease to have any other rights in and to the Company (other than appraisal and dissenter’s rights);

•
if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect subsidiary of the Company immediately prior to the Initial Merger Effective Time, such Company Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and

•
each of the Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be canceled and cease to exist in accordance with Section 2.7(a) of the Merger Agreement and shall thereafter represent only the right to receive the applicable payments as set forth in the Merger Agreement.

With respect to RFAC’s existing outstanding securities, pursuant to the Merger Agreement and at the SPAC Merger Effective Time:
•
by virtue of the SPAC Merger and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into an equal number of shares of RFAC Class A Common Stock;

•
each RFAC Unit — comprising one share RFAC Class A Common Stock, one RFAC Public Right and one RFAC Public Warrant — that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically separated, and the holder thereof shall be deemed to hold one share of RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right in accordance with the terms of the applicable RFAC Unit, which underlying securities of RFAC shall be adjusted in accordance with the applicable terms of the Merger Agreement;

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Capital Stock, each holder of 10 or more RFAC Public Rights shall be deemed to hold one share of RFAC Class A Common Stock for each 10 such RFAC Public Rights (including all RFAC Public Rights that were included in the RFAC Units);

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement and the exchange of each RFAC Public Right in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Capital Stock each share of RFAC Class A Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive a newly issued PubCo Ordinary Share and each RFAC Stockholder shall cease to have any other rights in and to RFAC;

•
if there are any shares of RFAC Capital Stock that are owned by RFAC as treasury shares or any shares of RFAC Capital Stock owned by any direct or indirect Subsidiary of RFAC immediately prior to the SPAC Merger Effective Time, such shares of RFAC Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and

•
without any action on the part of any holder of a RFAC Public Warrant, each RFAC Public Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time (but after giving effect to the separation of each RFAC Unit in accordance with the Merger Agreement) shall, pursuant to and in accordance with that certain warrant agreement, dated March 23, 2022, by and between RFAC and the Trustee, and the Assignment and Assumption Agreement (as defined in the Merger Agreement), automatically and irrevocably be modified to provide that such RFAC Public Warrant shall no longer entitle the holder thereof to purchase the number of shares of RFAC Class A Common Stock set forth therein and in substitution thereof such RFAC Public Warrant shall entitle the holder thereof to acquire such equal number of PubCo Ordinary Shares, and each PubCo Public Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such RFAC Public Warrant as of immediately prior to the SPAC Merger effective Time, except that each PubCo Public Warrant shall be exercisable for shares of PubCo Ordinary Shares rather than RFAC Class A Common Stock.

The following table sets forth varying pro forma voting power and implied ownership levels in PubCo immediately following the completion of the Business Combination assuming no redemptions, 50% of maximum redemptions, and maximum redemptions. The table below does not include (i) any PubCo Ordinary Shares that may be issued in connection with the Transaction Financing, (ii) 11,500,000 PubCo Ordinary Shares that underlie the RFAC Public Warrants, (iii) 4,450,500 PubCo Ordinary Shares that underlie Sponsor’s RFAC Private Placement Warrants, and (iv) 549,500 PubCo Ordinary Shares that underlie EBC’s RFAC Private Placement Warrants (collectively, the “Dilutive Interests”), in each case because none of the Dilutive Interests are exercisable or issuable immediately following the consummation of the Business Combination. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of RFAC Class A Common Stock issued and outstanding as of [•], 2024, and are subject to the following additional assumptions:

	Share Ownership in PubCo
	Assuming No Further Redemptions	Voting Power and Implied Ownership	Assuming 50% Redemptions	Voting Power and Implied Ownership	Assuming Maximum Redemptions	Voting Power and Implied Ownership
Company Shareholders	120,000,000	92.9%	120,000,000	93.2%	120,000,000	93.3%
RFAC Public Stockholders(1)	3,894,649	3.0%	3,637,954	2.8%	3,381,260	2.6%
Sponsor and its Affiliates(2)	4,875,000	3.9%	4,875,000	3.8%	4,875,000	3.8%
EBC(3)	200,000	0.2%	200,000	0.2%	200,000	0.2%
Total	128,969,649	100.0%	128,712,954	100.0%	128,456,260	100.0%

(1)
Includes 1,150,000 PubCo Ordinary Shares issuable upon automatic conversion of the RFAC Public Rights at the Closing.

(2)
Includes 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by Sponsor, in its sole discretion.

(3)
Consists of 200,000 EBC Founder Shares.

For purposes of the table above:
No Further Redemptions:   This scenario assumes that no RFAC Public Stockholders exercise redemption rights in connection with the approval of the Business Combination with respect to their RFAC Public Shares.
50% Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 256,695 RFAC Public Shares (approximately 9.4% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share.
Maximum Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 513,389 RFAC Public Shares (approximately 18.7% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share. This maximum redemption scenario reflects the maximum number of shares of RFAC Class A Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash.
If any of these assumptions are not correct, these percentages will be different.
The table below includes the following Dilutive Interest: (i) 11,500,000 PubCo Ordinary Shares that underlie the RFAC Public Warrants, (ii) 4,450,500 PubCo Ordinary Shares that underlie Sponsor’s RFAC Private Placement Warrants, and (iii) 549,500 PubCo Ordinary Shares that underlie EBC’s RFAC Private Placement Warrants. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of RFAC Class A Common Stock issued and outstanding as of [•], 2024, and are subject to the following additional assumptions:
	Share Ownership in PubCo
	Assuming No Further Redemptions	Voting Power and Implied Ownership	Assuming 50% Redemptions	Voting Power and Implied Ownership	Assuming Maximum Redemptions	Voting Power and Implied Ownership
Company Shareholders	120,000,000	82.5%	120,000,000	82.6%	120,000,000	82.8%
RFAC Public Stockholders(1)	3,894,649	2.7%	3,637,954	2.5%	3,381,260	2.3%
RFAC Public Warrant Holders	11,500,000	7.9%	11,500,000	7.8%	11,500,000	7.8%

	Share Ownership in PubCo
	Assuming No Further Redemptions	Voting Power and Implied Ownership	Assuming 50% Redemptions	Voting Power and Implied Ownership	Assuming Maximum Redemptions	Voting Power and Implied Ownership
Sponsor and its Affiliates(2)	9,325,500	6.4%	9,325,500	6.4%	9,325,500	6.4%
EBC(3)	749,500	0.5%	749,500	0.5%	749,500	0.5%
Total	145,469,649	100.0%	145,212,954	100.0%	144,956,260	100.0%

(1)
Includes 1,150,000 PubCo Ordinary Shares issuable upon automatic conversion of the RFAC Public Rights at the Closing.

(2)
Includes (i) 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by Sponsor, in its sole discretion and (ii) 4,450,500 RFAC Private Placement Warrants held by the Sponsor.

(3)
Includes (i) 200,000 EBC Founder Shares and (i) 549,500 RFAC Private Placement Warrants held by EBC.

For purposes of the table above:
No Further Redemptions:   This scenario assumes that no RFAC Public Stockholders exercise redemption rights in connection with the approval of the Business Combination with respect to their RFAC Public Shares.
50% Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 256,695 RFAC Public Shares (approximately 9.4% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share.
Maximum Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 513,389 RFAC Public Shares (approximately 18.7% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share. This maximum redemption scenario reflects the maximum number of shares of RFAC Class A Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash.
If any of these assumptions are not correct, these percentages will be different.
Q. What conditions must be satisfied to complete the Business Combination?
A.
There are a number of closing conditions to the Business Combination, including, but not limited to, the following:

•
the absence of any governmental order, statute, rule, or regulation then in effect enjoining or prohibiting the consummation of the Business Combination

•
the completion of redemptions in accordance with the terms of the Merger Agreement, the RFAC Charter and this proxy statement/prospectus;

•
the approval, by the requisite vote of RFAC Stockholders, of the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal;

•
receipt of approval for PubCo Ordinary Shares and PubCo Public Warrants to be listed on Nasdaq or the NYSE, subject only to official notice of issuance;

•
all regulatory approvals having been obtained;

•
the aggregate cash available to PubCo at the Closing from the Trust Account and the Transaction Financing (after giving effect to any redemptions but prior to paying any RFAC Transaction Expenses and Company Transaction Expenses), shall equal or exceed $25,000,000 (subject to conditions in the Merger Agreement);
•
the RFAC Stockholders’ approval and the Company Written Consent shall have been obtained;

•
the Registration Statement on Form F-4 (the “Registration Statement”) shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

•
each of the representations and warranties of the Company and of each Acquisition Entity contained in the Merger Agreement shall be true and correct as of the date hereof and as of the Closing Date as though then made, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect;

•
each of the covenants of the Company and of each Acquisition Entity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;

•
the GCL Companies shall have provided evidence reasonably satisfactory to RFAC of the completion of the Restructuring;

•
there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•
each of the representations and warranties of RFAC contained in the Merger Agreement shall be true and correct as of the date hereof and as of Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, and except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “material adverse effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a material adverse effect; and

•
each of the covenants of RFAC to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination Proposal — The Merger Agreement.”
Q.
Why is RFAC providing stockholders with the opportunity to vote on the Business Combination?

A.
Under the RFAC Charter, holders of the RFAC Public Shares must have the opportunity to have their RFAC Public Shares redeemed upon the consummation of RFAC’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, RFAC has elected to provide its stockholders with the opportunity to have their RFAC Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, RFAC is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their RFAC Public Shares in connection with the Closing.

Q.
Are there any arrangements to help ensure that there will be sufficient funds to consummate the Business Combination?

A.
[TBD]

Q.
How many votes do I have at the Special Meeting?

A.
RFAC Stockholders are entitled to one vote at the Special Meeting for each share of RFAC Common Stock held of record as of [•], 2024, the Record Date for the Special Meeting. As of the close of business on the Record Date, there were [•] shares of RFAC Class A Common Stock and 0 shares of RFAC Class B Common Stock issued and outstanding.

Q.
What vote is required to approve the Proposals presented at the Special Meeting?

A.
The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of RFAC Common Stock as of the Record Date. Accordingly, a RFAC Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The approval of all other Proposals presented in this proxy statement/prospectus require the affirmative vote of a majority of the shares of RFAC Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a RFAC Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of such Proposals.
The Sponsor and our directors and officers have agreed to vote their shares in favor of the Business Combination Proposal and all other Proposals presented in this proxy statement/prospectus. As a result, we would need no RFAC Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved, as the Sponsor Founder Shares and EBC Founder Shares combined represent an aggregate of 52.8% of the RFAC Class A Common Stock.
Q.
What constitutes a quorum at the Special Meeting?

A.
Holders of a majority in voting power of RFAC Common Stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the meeting chair has the power to adjourn the Special Meeting. As of the Record Date, [•] shares of RFAC Common Stock would be required to achieve a quorum.

Q.
How will the Sponsor and RFAC’s directors and officers vote?

A.
The Sponsor and RFAC’s officers and directors have agreed to vote any shares of RFAC Common Stock held by them in favor of the Business Combination. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor and RFAC’s officers and directors had agreed to vote their shares of RFAC Common Stock in accordance with the majority of the votes cast by RFAC Public Stockholders.

As a result, we would need only [•] or approximately [•]%, of the [•] RFAC Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved.
Q.
What interests do RFAC’s current officers and directors have in the Business Combination?

A.
The Sponsor and RFAC’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

•
The RFAC Charter provides that the doctrine of corporate opportunity will not apply with respect to RFAC or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the RFAC Charter or in the future, and RFAC renounces any expectancy that any of the directors or officers of RFAC will offer any such corporate opportunity of which he or she may become aware to RFAC, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of RFAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of RFAC and (i) such opportunity is one RFAC is legally and contractually permitted to undertake and would otherwise be reasonable for RFAC to pursue and (ii) the director or officer is permitted to refer that opportunity to RFAC without violating any legal obligation;
•
unless RFAC consummates an initial business combination, RFAC’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them on behalf of RFAC (no such expenses were incurred that had not been reimbursed as of [•], 2024) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•
the RFAC Private Placement Warrants purchased by the Sponsor for $4,450,500 and by EBC for $549,500 will be worthless if a business combination is not consummated;

•
the Sponsor and EBC have agreed that the RFAC Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after RFAC has completed a business combination, subject to limited exceptions;

•
the fact that Sponsor paid $25,000 or approximately $0.009 per share for the Sponsor Founder Shares (of which it currently holds 2,875,000), which such Sponsor Founder Shares, if unrestricted and freely tradeable, would be valued at approximately [$28.8 million], based on the closing price of RFAC Class A Common Stock on March [•], 2024, and that such shares will be worthless if the Business Combination is not consummated and that the Sponsor and its affiliates can earn a positive rate of return on their investment even if RFAC Public Stockholders experience a negative return following the consummation of the Business Combination;

•
the fact that Sponsor and EBC have agreed not to redeem any of the Sponsor Founder Shares and EBC Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
if RFAC does not complete an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), the proceeds from the sale of the RFAC Private Placement Warrants of $5 million, which includes the Sponsor’s RFAC Private Placement Warrants and EBC’s RFAC Private Placement Warrants, will be included in the liquidating distribution to RFAC Public Stockholders and the RFAC Private Placement Warrants will expire worthless;

•
the fact that upon completion of the Business Combination, a business combination marketing fee of $[•] million, $[•] million of M&A advisory fees, and approximately $[•] million of placement agent fees will be payable to EBC, an affiliate of RFAC and the Sponsor;

•
if the Trust Account is liquidated, including in the event RFAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to RFAC if and to the extent any claims by a third party for services rendered or products sold to RFAC, or a prospective target business with which RFAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per RFAC Class A Common Stock and (ii) the actual amount per RFAC Class A Common Stock held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•
the fact that the Sponsor has made outstanding loans to RFAC in the aggregate amount of $1,392,629 as of March [•], 2024, which amount the Sponsor will lose to the extent that RFAC is unable to repay such loans if the amount of such loans exceeds the amount of available proceeds not deposited in the Trust Account if an initial business combination is not completed;

•
the fact that RFAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Merger Agreement.

•
The existence of the interests described above may result in a conflict of interest on the part of RFAC’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize RFAC’s officers and directors to complete an initial business combination, even if on terms less favorable to RFAC’s stockholders compared to liquidating RFAC, because, among other things, if RFAC is liquidated without completing an initial business combination, the Sponsor Founder Shares and RFAC Private Placement Warrants would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $31.3 million based on the closing price of RFAC Class A Common Stock and RFAC Public Warrant on March [•], 2024), out-of-pocket expenses advanced by the Sponsor and loans made by the Sponsor to RFAC would not be repaid to the extent such amounts exceed cash held by RFAC outside of the Trust Account (which such expenses and loans, as of March [•], 2024, amounted to $1,392,629), and [EBC] would not receive business combination marketing fees, M&A advisory fees and placement agent fees amounting to $[•] million, in the aggregate.

Q:
Did the RFAC Board obtain a fairness opinion in determining whether or not to proceed with the Business Combination?

A.
No. The RFAC Board did not obtain a fairness opinion in connection with its determination to approve the Business Combination. However, RFAC’s management, the members of the RFAC Board and the other representatives of RFAC have substantial experience in evaluating the operating and financial merits of companies similar to the Company and reviewed certain financial information of the Company and other relevant financial information selected based on the experience and the professional judgment of RFAC’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the RFAC Board in valuing the Company’s business and assume the risk that the RFAC Board may not have properly valued such business.

Q:
What factors did the RFAC Board consider in determining whether or not to proceed with the Business Combination?

A.
The RFAC Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Transactions contemplated thereby, including, but not limited to:

•
the Company’s market share and ability to solidify brand dominance and position, optimize pricing power, strengthen barriers against competitors, and provide access to new technologies or markets;

•
the proven financial strength of the Company, including the speed to market, speed to a more effective product-market fit, and speed to becoming a growth company;

•
the reputation of the existing Company shareholders and their ability to create synergies and value;

•
the Company’s fit with RFAC culture, core values, management style, openness to innovation and change and other organizational intangibles;

•
the Company’s ability to enter adjacent markets to diversify revenue sources and reduce single-market risks; and

•
the acquiring of new or expanded product lines, processes, and intellectual capital to enhance competitive advantage and diversify offerings.

The RFAC Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to:
•
the Company’s overall financial health risk and the ability to operate as a going concern;

•
risks related to Company directors and shareholders;

•
any potential reputational risk stemming from the Business Combination;

•
risks related to integrating Company operations after the Business Combination;

•
risks relating to litigation, including shareholders’ lawsuits alleging breach of fiduciary duty by the RFAC Board; and

•
risks relating to due diligence including the possibility of the Company failing to provide full disclosures.

See the sections titled “The Business Combination Proposal — The RFAC Board’s Reasons for the Approval of the Business Combination.”
Q:
What happens if I sell my shares of RFAC Common Stock before the Special Meeting?

A.
The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of RFAC Common Stock after the Record Date, but before the date of the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of RFAC Common Stock prior to the Record Date, you will have no right to vote those shares at the Special Meeting.

Q:
What happens if I vote against the Business Combination Proposal?

A.
Pursuant to the RFAC Charter, if the Business Combination Proposal is not approved and RFAC does not otherwise consummate an alternative business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), RFAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders, subject to payment of RFAC’s tax obligations and up to $100,000 of dissolution expenses.

Q:
How do the RFAC Public Warrants differ from the RFAC Private Placement Warrants and what are the related risks to any holders of RFAC Public Warrants following the Business Combination?

A.
The RFAC Private Placement Warrants are identical to the RFAC Public Warrants in all material respects, except that the RFAC Private Placement Warrants will not be transferable, assignable, or salable until 30 days after the completion of the Business Combination and they will not be redeemable by PubCo so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the RFAC Private Placement Warrants on a cashless basis. If the RFAC Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the RFAC Private Placement Warrants will be redeemable by PubCo in all redemption scenarios and exercisable by the holders on the same basis as the RFAC Public Warrants.

Following the Business Combination, PubCo may redeem the PubCo Public Warrants, prior to their exercise at a time that is disadvantageous to the holders, thereby significantly impairing the value of such warrants. PubCo will have the ability to redeem outstanding PubCo Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third trading day prior to the notice of redemption to warrant holders. PubCo will not redeem the warrants as described above unless a registration statement under the Securities Act covering the PubCo Ordinary Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those PubCo Ordinary Shares is available throughout the 30-day redemption period. If and when the PubCo Public Warrants become redeemable by PubCo, if PubCo has elected to require the exercise of PubCo Public Warrants on a cashless basis, PubCo will not redeem the warrants as described above if the issuance of PubCo Ordinary Shares upon exercise of PubCo Public Warrants is not exempt from registration or qualification under applicable state securities laws or PubCo is unable to effect such registration or qualification. Redemption of the outstanding PubCo Public Warrants could force you (i) to exercise your PubCo Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your PubCo Public Warrants at the then-current market price when you might otherwise wish to hold your PubCo Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding PubCo Public Warrants are called for redemption, is likely to be substantially less than the market value of your PubCo Public Warrants. The closing price for the RFAC Class A Common Stock as of [•], 2024 was $[•] and has never exceeded the $18.00 threshold that would trigger the right to redeem the PubCo Public Warrants following the Closing.
PubCo may only call the PubCo Public Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each registered holder pursuant to the terms of the RFAC Warrant Agreement (as assumed by PubCo at Closing pursuant to the Assignment and Assumption Agreement), provided that holders will be able to exercise their PubCo Public Warrants prior to the time of redemption and, at PubCo’s election, any such exercise may be required to be on a cashless basis.
Q:
Do I have redemption rights?

A.
Pursuant to the RFAC Charter, holders of RFAC Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the RFAC Charter. As of [•], 2024, based on funds in the Trust Account of $[•] million, this would have amounted to $[•] per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of RFAC Common Stock for cash. Such a holder will be entitled to receive cash for its RFAC Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to RFAC’s transfer agent prior to the Special Meeting. See the section titled “Special Meeting of RFAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your RFAC Public Shares for cash. In connection with the IPO, EBC, the Sponsor and RFAC’s officers and directors agreed to waive any redemption rights with respect to any shares of RFAC Common Stock held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor, EBC, and RFAC’s officers and directors did not receive separate consideration for the waiver.

Q:
Will how I vote affect my ability to exercise redemption rights?

A.
No. You may exercise your redemption rights regardless of whether you vote or, if you vote, irrespective of whether you vote “FOR” or “AGAINST,” or abstain from voting on the Business Combination Proposal or any other Proposal. As a result, the Merger Agreement and the Transactions can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of the Trading Market.

Q:
How do I exercise my redemption rights?

A.
In order to exercise your redemption rights, you must, prior to [•] Eastern time, on [•], 2024 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your RFAC Public Shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Email: proxy@continentalstock.com.
Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of RFAC Class A Common Stock. A holder of the RFAC Public Shares, together with any affiliates any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from redeeming in the aggregate shares in excess of 15% of the aggregate RFAC Public Shares, which we refer to as the “15% threshold.” Accordingly, all RFAC Public Shares in excess of the

15% threshold beneficially owned by an RFAC Public Stockholder or group will not be redeemed for cash. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is RFAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, RFAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with RFAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to RFAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that RFAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting RFAC’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A.
The U.S. federal income tax consequences of exercising your redemption rights with respect to your RFAC Public Shares depends on your particular circumstances. Please see the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Redemption to the Holders of RFAC Public Shares” for additional information.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
If I am a RFAC Public Warrant holder or RFAC Public Right holder, can I exercise redemption rights with respect to my RFAC Public Warrants or RFAC Public Rights, as applicable?

A.
No. The holders of RFAC Public Warrants and RFAC Public Rights have no redemption rights with respect to such RFAC Public Warrants and RFAC Public Rights.

Q:
If I am a holder of RFAC Units, can I exercise redemption rights with respect to my RFAC Units?

A.
No. Holders of outstanding RFAC Units must separate the underlying RFAC Public Shares, RFAC Public Rights, and RFAC Public Warrants prior to exercising redemption rights with respect to the RFAC Public Shares.

If you hold RFAC Units registered in your own name, you must deliver the certificate for such RFAC Units to Continental Stock Transfer & Trust Company, RFAC’s transfer agent, with written instructions to separate such RFAC Units into RFAC Public Shares, RFAC Public Rights, and RFAC Public Warrants. This must be completed far enough in advance to permit the mailing of the RFAC Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the RFAC Public Shares from the RFAC Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.
If a broker, dealer, commercial bank, trust company or other nominee holds your RFAC Units, you must instruct such nominee to separate your RFAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, RFAC’s transfer agent. Such written instructions must include the number of RFAC Units to be split and the nominee holding such RFAC Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (DWAC) system, a withdrawal of the relevant RFAC Units and a deposit of an equal number of RFAC Public Shares, RFAC Public Rights, and RFAC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the RFAC Public Shares from the RFAC Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your RFAC Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A.
No. There are no appraisal rights available to holders of RFAC Class A Common Stock, RFAC Units, RFAC Public Warrants or RFAC Public Rights in connection with the Business Combination.

Q:
What happens to the funds deposited in the Trust Account upon consummation of the Business Combination?

A.
If the Business Combination is consummated, the funds held in the Trust Account will be released to:

•
pay RFAC Stockholders who properly exercise their redemption rights;

•
pay certain other fees, costs, and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by RFAC or the Company in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement;

•
repay any loans owed by RFAC to the Sponsor for any RFAC Transaction Expenses or other administrative expenses incurred by RFAC; and

•
provide for general corporate purposes of PubCo including, but not limited to, working capital for operations of the Company.

Q:
What happens if the Business Combination is not consummated?

A.
There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination Proposal — The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, RFAC is unable to complete the Business Combination or another initial business combination transaction by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), the RFAC Charter provides that RFAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the RFAC Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay taxes payable and up to $100,000 for dissolution expenses, by (B) the total number of then outstanding RFAC Public Shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of the remaining stockholders and the RFAC Board in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.
RFAC expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to RFAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of EBC Founder Shares and Sponsor Founder Shares have waived any right to any liquidation distribution with respect to those shares.
In the event of liquidation, there will be no distribution with respect to outstanding RFAC Public Warrants and RFAC Public Rights. Accordingly, the RFAC Public Warrants and RFAC Public Rights will expire worthless.

Q.
When is the Business Combination expected to be completed?

The Closing is expected to take place on (a) the third business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal — Conditions to the Closing” (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or (b) such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by RFAC and/or the Company upon the occurrence of certain events. For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal.”
Q:
What are the U.S. federal income tax consequences to me of the Business Combination?

A.
As described more fully under the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination” below (including the discussion of Section 367(a) of the Code), the parties to the Merger Agreement intend that the exchange by U.S. holders of their RFAC Public Shares for PubCo Ordinary Shares pursuant to the Merger Agreement, taken together with the related transactions, qualifies either as a transfer of property to a corporation under Section 351 of the Code or, in certain circumstances, as a reorganization under Section 368 of the Code. However, these treatments are not free from doubt (and in particular the potential for the SPAC Merger to qualify as a reorganization under Section 368(a) of the Code is subject to significant factual and legal uncertainties as there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as RFAC) and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Subject to the qualifications, assumptions and limitations set forth under the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination,” including the discussion therein regarding the potential application of Section 367(a) of the Code to the SPAC Merger, and in the U.S. federal income tax opinion filed as Exhibit 8.1, and based on customary tax representations obtained from certain parties to the Merger Agreement, it is the opinion of Winston & Strawn LLP, counsel to RFAC, that the SPAC Merger should qualify as part of a Section 351 transaction. However, due to the uncertainties described above and in further detail in the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination,” Winston & Strawn LLP is unable to opine on the qualification of the SPAC Merger as a Section 368(a) reorganization.

Further, it is currently expected that Section 367(a) of the Code will not apply to cause the exchange of RFAC Public Shares for PubCo Ordinary Shares pursuant to the Business Combination to be taxable (provided that a U.S. holder that is a “five-percent transferee shareholder” (as defined in the Treasury regulations) of PubCo enters into a gain recognition agreement with the IRS). However, U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Business Combination is complex and depends on factors that cannot be determined until the closing of the Business Combination and the interpretation of legal authorities and facts relating to the Business Combination. Accordingly, there can be no assurance that the IRS will not take the position that Section 367(a) of the Code applies to cause U.S. holders to recognize gain as a result of the Business Combination or that a court will not agree with such a position of the IRS in the event of litigation.
The appropriate U.S. federal income tax treatment of the RFAC Public Warrants in connection with the Business Combination is uncertain. It is possible that a U.S. holder of RFAC Public Warrants could be treated as exchanging such RFAC Public Warrants for “new” warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the PubCo Public Warrants held by such U.S. holder immediately following the Business Combination and the adjusted tax basis of the RFAC Public Warrants held by such U.S. holder immediately prior to the Business Combination. Alternatively, it is also possible that a U.S. holder of RFAC Public Warrants could be treated as transferring its RFAC Public Warrants and RFAC Public Shares to PubCo for PubCo Public Warrants and PubCo Ordinary Shares in an exchange governed only by Section 351 of the Code. If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the PubCo Public Warrants treated as received by such holder and the PubCo Ordinary Shares received by such holder over (y) such holder’s aggregate adjusted tax basis in the RFAC Public Warrants and RFAC Public Shares treated as having been exchanged therefor) and (ii) the fair market value of the PubCo Public Warrants treated as having been received by such holder in such exchange. In either case, unless the SPAC Merger qualifies as a “reorganization” under Section 368 of the Code then such transfer would not be eligible for nonrecognition. The requirements for qualification of the SPAC Merger as a “reorganization” under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as an exchange under Section 351 of the Code. U.S. holders of RFAC Public Warrants are urged to consult with their tax advisors regarding the treatment of their RFAC Public Warrants in connection with the Business Combination and whether an exchange of RFAC Public Warrants for PubCo Public Warrants qualifies as part of a “reorganization” within the meaning of Section 368 of the Code.
No statutory, administrative or judicial authority directly addresses the treatment of instruments similar to the RFAC Public Rights for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. While we believe that a U.S. holder of RFAC Public Rights should not be required to recognize gain or loss upon the receipt of RFAC Common Stock pursuant to the conversion of the RFAC Public Rights, no assurance can be given that the IRS or a court will agree with this treatment.
For a more complete discussion of the U.S. federal income tax considerations of the Business Combination, see “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination” and “Risk Factors — Risks Related to U.S. Federal Income Taxation.”
Q:
When and where is the Special Meeting?

A.
The Special Meeting will be held at [•] Eastern Time, on [•], 2024 as a virtual meeting. The meeting will be held virtually over the internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at [•].

Q.
How can I attend the Special Meeting virtually?

A.
RFAC is pleased to conduct the Special Meeting virtually via the internet through a live webcast and online stockholder tools. RFAC is offering RFAC Stockholders the ability to attend the Special Meeting virtually to provide ready access and cost savings for both RFAC and its stockholders. RFAC believes a virtual format facilitates stockholder attendance and participation by leveraging technology to allow RFAC to communicate more effectively and efficiently with its stockholders. This format empowers RFAC Stockholders around the world to participate at no cost. RFAC will use the virtual format to enhance stockholder access and participation and protect stockholder rights.

Q.
What do I need to do now?

A.
You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder, rights holder of RFAC, and/or warrant holder of RFAC. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares of RFAC through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.
How do I vote?

A.
If you are a holder of record of RFAC Common Stock on [•], 2024, the Record Date, you may vote with respect to the Proposals set forth in this proxy statement/prospectus at the Special Meeting via the virtual meeting platform, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote via the virtual meeting platform, obtain a proxy from your broker, bank or nominee.
Q.
What will happen if I abstain from voting or fail to vote at the Special Meeting?

A.
At the Special Meeting, RFAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal, but will have no effect on any other Proposals presented herein. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals presented herein.

Q.
What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.
Signed and dated proxies received by RFAC without an indication of how the stockholder intends to vote on a Proposal will be voted “FOR” each Proposal presented to the stockholders at the Special Meeting. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q.
If I am not going to attend the Special Meeting, should I return my proxy card instead?

A.
Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.
No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. RFAC believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide to ensure that your vote is counted.

Q.
May I change my vote after I have mailed my signed proxy card?

A.
Yes. Stockholders may send a later-dated, signed proxy card to RFAC’s secretary at the address set forth below so that it is received by RFAC’s secretary prior to the Special Meeting or attend the Special Meeting and vote via the virtual meeting platform. Stockholders also may revoke their proxy by sending a notice of revocation to RFAC’s secretary, which must be received by RFAC’s secretary prior to the Special Meeting.

Q.
What should I do if I receive more than one set of voting materials?

A.
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q.
Who will solicit and pay the cost of soliciting proxies?

A:
RFAC will pay the cost of soliciting proxies for the Special Meeting. RFAC has engaged Morrow

Sodali, LLC (“Morrow Sodali”) to assist in the solicitation of proxies for the Special Meeting. RFAC has agreed to pay a fee of $[•], plus disbursements. RFAC will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. RFAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of RFAC Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the RFAC Common Stock and in obtaining voting instructions from those owners. RFAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q.
Who can help answer my questions?

A.
If you have questions about the Business Combination or the Proposals, or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164
Attn: Tse Meng Ng
Telephone No.: +65 6904 0766
You may also contact our proxy solicitor at:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: RFAC.info@investor.morrowsodali.com
To obtain timely delivery, RFAC Stockholders must request the materials no later than [•], 2024.
You may also obtain additional information about RFAC from documents filed with the SEC, free of charge, by visiting their website at www.sec.gov or by following the instructions in the section titled “Where You Can Find More Information.”
If you intend to seek redemption of your RFAC Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to RFAC’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Email: proxy@continentalstock.com.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary, together with the section titled “Questions and Answers for Stockholders of RFAC,” summarizes certain information contained in this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes and accompanying financial statements of RFAC and the Company. See also the section titled “Where You Can Find More Information.”
Information About the Parties to the Business Combination
RF Acquisition Corp.
RFAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. RFAC Class A Common Stock, RFAC Units, RFAC Public Warrants, and RFAC Public Rights are currently listed on Nasdaq under the symbols “RFAC,” “RFACU,” “RFACW” and “RFACR”, respectively.
The mailing address of RFAC’s principal executive offices is 111 Somerset, #05-06, Singapore 238164, and its phone number is +65-6904-0766.
For more information about RFAC, see the sections entitled “RFAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information Related to RFAC.”
PubCo
PubCo, an exempted company limited by shares, was formed under the laws of the Cayman Islands on October 12, 2023. PubCo was formed solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the Merger Agreement.
The address of PubCo’s registered office is at the offices of CO Services Cayman Limited, P.O. Box, 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands and its registration number is 403942. Upon the Closing, its principal office will be located at 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub Singapore 534119 and its telephone number will be 65 80427330.
Upon the effectiveness of the Registration Statement of which this prospectus forms a part, PubCo will report under the Exchange Act as a non-U.S. public company with foreign private issuer status. Even after PubCo no longer qualifies as an emerging growth company, as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and is not required to comply with Regulation FD, which restricts the selective disclosure of material information.
As a foreign private issuer, PubCo will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Trading Market for U.S.

domestic issuers. Also, upon completion of the Business Combination, PubCo will be a “controlled company” within the meaning of the Trading Market corporate governance standards and eligible to take advantage of exemptions from certain the Trading Market corporate governance standards.
GCL BVI
GCL BVI is a business company incorporated in the British Virgin Islands on November 16, 2018 with company number 1998525. The registered office of GCL BVI is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its phone number is [•].
GCL Global
GCL Global Limited is an exempted company with limited liability incorporated in the Cayman Islands on September 8, 2023 with registration number 403166. The registered office of GCL Global is at CO Services Cayman Limited, P.O. Box, 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. Its principal office is located at 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub Singapore 534119 and its telephone number is 65 80427330.
Sponsor
RF Dynamic LLC, a Delaware limited liability company, is the sponsor of RFAC and currently, together our officer and directors, owns approximately 49.4% of the issued and outstanding shares of RFAC Common Stock.
The mailing address of the Sponsor’s principal executive offices is 111 Somerset, #05-06, Singapore 238164 and its phone number is +65 6904 0766.
The Proposals to Be Voted on by RFAC Stockholders
The Business Combination Proposal
RFAC and the Company have agreed to the Business Combination under the terms of the Merger Agreement, dated as of October 18, 2023 (as amended on December 1, 2023, December 15, 2023, and January 31, 2024). Pursuant to the terms of the Merger Agreement, among other things, PubCo will form (i) Merger Sub 1, which shall be a Cayman Islands exempted company limited by shares and wholly owned direct subsidiary of PubCo, and (ii) Merger Sub 2, which shall be a Delaware corporation and wholly owned direct subsidiary of PubCo, for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, (a) the Initial Merger, in which Merger Sub 1 shall merge with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo, and (b) the SPAC Merger, in which Merger Sub 2 shall merge with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo. Further, pursuant to the Merger Agreement, on February 14, 2024, GCL BVI and GCL Global have caused certain other entities as provided in the Merger Agreement to complete the Restructuring. For more information about the Merger Agreement and the Transactions (including the Mergers), see the section titled “The Business Combination Proposal.”
The Advisory Governance Proposals
As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, RFAC is requesting that RFAC Stockholders vote, on a non-binding advisory basis, four separate subproposals to approve certain governance provisions contained in the PubCo Charter, which are separately being presented. These votes are not required by Delaware law or Cayman Islands law. The stockholder votes regarding the Advisory Governance Proposals are advisory votes and are not binding on RFAC, PubCo or their respective board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Governance Proposals, the Pubco Charter will take effect upon the Closing. Please see the section of this proxy statement/prospectus entitled “The Advisory Governance Proposals” for additional information.

The Nasdaq Proposal
The stockholders will vote on a proposal to authorize, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of the PubCo Ordinary Shares in connection with the Business Combination. Please see the section entitled “The Nasdaq Proposal” for additional information.
The Incentive Plan Proposal
We are asking our stockholders to consider and vote upon a proposal to approve the adoption of the PubCo Equity Incentive Plan and the material terms thereunder. RFAC refers to this proposal as the “Incentive Plan Proposal”, as described in more detail in the accompanying proxy statement/prospectus under the heading “The Incentive Plan Proposal” and a copy of the form of the PubCo Equity Incentive Plan is attached to the accompanying proxy statement/prospectus as Annex C.
The Adjournment Proposal
RFAC Stockholders will be asked to consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal. Please see the section titled “The Adjournment Proposal” for additional information.
Transaction Agreements
The Merger Agreement
On October 18, 2023, RFAC entered into the Merger Agreement (as amended on December 1, 2023, December 15, 2023, and January 31, 2024) with PubCo, GCL BVI, GCL Global and, for the limited purposes set forth therein, Sponsor.
Pursuant to the terms of the Merger Agreement, among other things, PubCo will form (i) Merger Sub 1, which shall be a Cayman Islands exempted company limited by shares and wholly owned direct subsidiary of PubCo, and (ii) Merger Sub 2, which shall be a Delaware corporation and wholly owned direct subsidiary of PubCo, for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, (a) the Initial Merger, in which Merger Sub 1 shall merge with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo, and (b) the SPAC Merger, in which Merger Sub 2 shall merge with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo. Further, pursuant to the Merger Agreement, on February 14, 2024, GCL BVI and GCL Global have caused certain other entities as provided in the Merger Agreement to complete the Restructuring.
It is anticipated that upon consummation of the Business Combination, PubCo will become a new public company, and the former holders of securities of RFAC and the Company and the Sponsor shall all become security holders of PubCo.
With respect to the Company’s existing outstanding securities, pursuant to the Merger Agreement and at the Initial Merger Effective Time:
•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of shares of Merger Sub 1, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into an equal number and class of shares of GCL Global, which shares shall constitute the only outstanding shares of GCL Global;

•
by virtue of the Initial Merger and without any action on the part of any party to the Merger Agreement or the holders of Company Shares, each Company Share that is issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), shall automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration Shares, and as of the Initial Merger Effective Time, each Company Shareholder

(as defined in the Merger Agreement) shall cease to have any other rights in and to the Company (other than appraisal and dissenter’s rights);
•
if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect subsidiary of the Company immediately prior to the Initial Merger Effective Time, such Company Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor; and

•
each of the Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be canceled and cease to exist in accordance with Section 2.7(a) of the Merger Agreement and shall thereafter represent only the right to receive the applicable payments as set forth in the Merger Agreement.

With respect to RFAC’s existing outstanding securities, pursuant to the Merger Agreement and at the SPAC Merger Effective Time:
•
by virtue of the SPAC Merger and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into an equal number of shares of RFAC Class A Common Stock.

•
each RFAC Unit — comprising one share RFAC Class A Common Stock, one RFAC Public Right and one RFAC Public Warrants — that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically separated, and the holder thereof shall be deemed to hold one share of RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right in accordance with the terms of the applicable RFAC Unit, which underlying securities of RFAC shall be adjusted in accordance with the applicable terms of the Merger Agreement;

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Capital Stock, each holder of 10 or more RFAC Public Rights shall be deemed to hold one share of RFAC Class A Common Stock for each 10 such RFAC Public Rights (including all RFAC Public Rights that were included in the RFAC Units);

•
immediately following the separation of each RFAC Unit in accordance with the Merger Agreement and the exchange of each RFAC Public Right in accordance with the Merger Agreement, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party to the Merger Agreement or the holders of RFAC Capital Stock each share of RFAC Class A Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive a newly issued PubCo Ordinary Share and each RFAC Stockholder shall cease to have any other rights in and to RFAC;

•
if there are any shares of RFAC Capital Stock that are owned by RFAC as treasury shares or any shares of RFAC Capital Stock owned by any direct or indirect Subsidiary of RFAC immediately prior to the SPAC Merger Effective Time, such shares of RFAC Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and

•
without any action on the part of any holder of a RFAC Public Warrant, each RFAC Public Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time (but after giving effect to the separation of each RFAC Unit in accordance with the Merger Agreement) shall, pursuant to and in accordance with that certain warrant agreement, dated March 23, 2022, by and between RFAC and the Trustee, and the Assignment and Assumption Agreement (as defined in the Merger Agreement), automatically and irrevocably be modified to provide that such RFAC Public Warrant shall no longer entitle the holder thereof to purchase the number of shares of RFAC Class A Common Stock set forth therein and in substitution thereof such RFAC Public Warrant shall entitle the holder thereof to acquire such equal number of PubCo Ordinary Shares, and each PubCo Public Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such RFAC Public Warrant as of immediately prior to the SPAC

Merger effective Time, except that each PubCo Public Warrant shall be exercisable for shares of PubCo Ordinary Shares rather than RFAC Class A Common Stock.
Representations, Warranties and Covenants
The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) with respect to the Company and the Acquisition Entities: (i) entity organization, good standing and qualification, (ii) subsidiaries and capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) material contracts, (vi) intellectual property, (vii) title to properties and assets and outstanding liens, (viii) real property, (ix) environmental matters, (x) non-conflict with governing documents, laws and governmental orders, and certain contracts, (xi) absence of material changes, (xii) litigation, (xiii) insurance, (xiv) governmental consents, (xv) material permits, (xvi) registration and voting rights, (xvii) brokers, finders and transaction expenses, (xviii) related-party transactions, (xix) labor agreements, actions and employee compensation, (xx) employee benefit plans, (xxi) taxes, (xxii) books and records, (xxiii) anti-money laundering, (xxiv) takeover statutes and charter provisions, (xxv) registration statement, (xxvi) approval of the board of directors of the Company, (xxvii) PubCo Equity Incentive plan, and (xxviii) foreign private issuer, and, (b) with respect to RFAC: (i) entity organization, good standing and qualification, (ii) capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) compliance with other instruments, (vi) absence of material changes, (vii) litigation, (viii) governmental consents, (ix) brokers, finders and transaction expenses, (x) taxes, (xi) registration statement, (xii) SEC filings, (xiii) trust account, (xiv) the Investment Company Act of 1940, (xv) the JOBS Act, (xvi) NASDAQ quotation, and (xvii) approval of the board of directors of RFAC.
The Merger Agreement also includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Mergers and efforts to satisfy conditions to the consummation of the Mergers. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for (i) PubCo and GCL Global maintaining a directors’ and officers’ liability insurance policy, (ii) delivery by the Company of the Audited Company Financials on or before February 29, 2024, (iii) if it is determined by the parties to the Merger Agreement that it is probable the Transactions will not be consummated on or prior to December 28, 2023, the filing and mailing of proxy materials to be sent to the stockholders, of RFAC seeking approval to extend the duration of the RFAC through September 30, 2024, (iv) the Company and RFAC to cause a Registration Statement (as defined in the Merger Agreement) to be filed to register the shares of PubCo to be issued in the Transactions to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. The Company and RFAC have also agreed to obtain all requisite approvals of their respective stockholders including, without limitation, (a) approval of the Transactions, (b) approval of the PubCo Equity Incentive Plan, (c) any other proposals as the SEC may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (d) to remove the requirement from RFAC’s Governing Documents limiting redemptions and consummation of a business combination if the surviving company would not have net tangible assets of at least $5,000,001 and any other proposals as determined by RFAC and PubCo to be necessary or appropriate in connection with the Transactions, and (e) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are insufficient votes to approve and adopt any of the foregoing or for such other reasons as the chairman of the Special Meeting may deem necessary.
Conditions to the Parties’ Obligations to Consummate the Mergers
Under the Merger Agreement, the obligations of the parties to consummate (or cause to be consummated) the Mergers is conditioned upon, among other things, (i) receipt of the SPAC Stockholders’ Approval and the Company Written Consent, (ii) obtaining all Regulatory Approvals (as defined in the Merger Agreement), (iii) the Registration Statement being declared effective under the Securities Act and no stop order suspending the effectiveness thereof being issued and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn, (iv) the approval for listing of the PubCo Ordinary Shares to be issued in connection with the Transaction, subject only to official notice of issuance thereof, (v) solely with respect to RFAC, (A) each of the representations and warranties of the Company and each Acquisition Entity being true and correct to applicable standards and each of the covenants of the Company and each Acquisition Entity having been performed or complied with in all material respects, (B) RFAC’s receipt of evidence of the completion by the GCL Companies of the Restructuring, (C) the joinder of each Acquisition Entity to the Merger Agreement, (D) the absence of any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement), and (E) obtaining all approvals, waivers or consents from the third parties listed on Section 9.2 of the disclosure schedules deliver to RFAC by the Company on the date of the Merger Agreement (the “Company Disclosure Schedules”), and (vi) solely with respect to the Company, (A) the Sponsor making arrangements to pay any RFAC Transaction Expenses in excess of the Maximum Allowable SPAC Transaction Expenses (as defined in the Merger Agreement), (B) the availability at the Closing from the Trust Account and any Transaction Financing (after giving effect to any redemptions but prior to paying any RFAC Transaction Expenses or Company Transaction Expenses) of $25,000,000; provided, that any cash obtained as Transaction Financing and subsequently used by the Company or any of its Affiliates during the period between execution of the Merger Agreement and the Closing shall be applied toward the calculation of the Minimum Cash, (C) each of the representations and warranties of RFAC being true and correct to applicable standards and each of the covenants of RFAC having been performed or complied with in all material respects, and (D) the absence of any event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect.
Termination Rights
Prior to the Closing, the Merger Agreement may be terminated and the Transactions abandoned:
(i)   by mutual written consent of the Company and RFAC if the Transactions have not been completed by September 30, 2024 (in the event the SPAC Extension Proposal (as defined in the Meger Agreement) is approved), or December 28, 2023 (if the SPAC Extension Proposal is not approved);
(ii)   by written notice from the Company or RFAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order (as defined in the Merger Agreement) which has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;
(iii)   by written notice from the Company or RFAC to the other if the SPAC Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting duly convened therefor or at any adjournment or postponement thereof;
(iv)   by written notice from RFAC to the Company if the Company Written Consent shall not have been obtained within five business days after the Registration Statement becomes effective;
(v)   by written notice from RFAC to the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company or any Acquisition Entity set forth in the Merger Agreement, such that the conditions specified in Sections 9.2(a) or (b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or such Acquisition Entity through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date RFAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from SPAC of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Termination Date, unless RFAC is in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or
(vi)   prior to the Closing, by written notice to RFAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of RFAC set forth in the Merger Agreement, such that the conditions specified in Section 9.3(a) and (b) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by RFAC through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by SPAC of notice from the Company of such breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period or (ii) the Closing has not occurred on or before the Termination Date, unless the Company is in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.
Support Agreements
In connection with the execution of the Merger Agreement, the Sponsor, entered into the Sponsor Support Agreement with RFAC, GCL BVI and PubCo, pursuant to which the Sponsor has agreed to vote all Covered Shares (as therein defined) beneficially owned by it in favor of each Transaction Proposal (as defined in the Merger Agreement).
In addition, in connection with the execution of the Merger Agreement, PubCo, RFAC, GCL BVI and Epicsoft Ventures Pte Ltd (the “Shareholder”) entered into the Shareholder Support Agreement, pursuant to which the Shareholder agreed to vote all Covered Shares (as therein defined) beneficially owned by it in favor of the Mergers and the consummation of the Transactions and the Business Combination. For more information, see “The Business Combination Proposal — Related Agreements — Support Agreements.”
Registration Rights Agreement
At the Closing, PubCo, certain Company Shareholders (as defined in the Merger Agreement) and the Sponsor will enter into a registration rights agreement in customary form and substance, pursuant to which, among other things, PubCo will agree to provide certain Company Shareholders with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the Initial Merger.
Lock-Up Agreement
At the Closing, PubCo, certain holders of Company Shares, and the Sponsor will enter into Lock-Up Agreements substantially in the form attached as Exhibit A to the Merger Agreement, pursuant to which, such parties will agree, subject to certain customary exceptions, not to Transfer (as defined therein) any PubCo Ordinary Shares until the earlier of (i) the date that is 12 months following the Closing Date, and (ii) subsequent to the Mergers, (a) the date on which the last sale price of the PubCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalization and the like) for any 20 Trading Days within any 30 Trading Day period commencing at least 150 days after the consummation of the Mergers, or (b) the date on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.
Executive Officers of PubCo
The executive officers of PubCo upon the Closing will be Jacky Choo See Wee, GCL Group Chairman and Chief Executive Officer of Epicsoft Asia and also a majority shareholder, Sebastian Toke, GCL Group Chief Executive Officer, Keith Liu Min Tzau, Deputy GCL Group Chief Executive Officer, Chief Marketing Officer and Head of Publishing, and Ooi Chee Eng, GCL Group Chief Financial Officer.
Board of Directors of PubCo
Upon the Closing, the PubCo Board will consist of seven directors, which will include Jacky Choo See Wee, Sebastian Toke, Ooi Chee Eng, and Tse Meng Ng. PubCo expects to appoint the remaining Board members prior to the Closing.
RFAC’s Reasons for the Business Combination
RFAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. RFAC sought to do this by utilizing the networks and industry experience of both its management team and the RFAC Board to identify, acquire and, after its initial business combination, help to build a company in an industry that complements the experience and expertise of its management team.
The RFAC Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the RFAC Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the RFAC Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
Before reaching its decision, the RFAC Board reviewed the results of the due diligence conducted by its management and RFAC’s advisors, which included:
•
meetings and calls with the management team and advisors of the Company regarding, among other things: (i) the Company’s strategically located operations in Asia; (ii) the Company’s plans to grow revenue through acquisitions, anti-piracy measures and publishing growth; (iii) the general global outlook and growth of the gaming industry; (iv) the Company’s market position as a full-suite ecosystem for gaming development and publishing; (v) the Company’s value proposition in Asia and globally; and (vi) strategic partnerships with industry leaders in Asia;

•
review of material contracts and other material matters of the Company, including, but not limited to, (i) the Company’s key strategic partners in the gaming section, (ii) the terms and conditions of any multi-year partnerships between the Company and key gaming publishers or developers, and (iii) terms and conditions of any material commercial agreements;

•
consultation with RFAC management and its legal counsel and financial advisor;

•
review of historical financial performance of the Company (including unaudited financial statements);

•
review of the Company’s projected revenue increase from $81.1 million for fiscal year 2023 to $150.7 million for fiscal year 2024, including a 76% increase in distribution revenue, 287% in publishing revenue, 5.88% in TDM’s revenue and 52.1% in 2Game’s revenue;

•
review of (i) the Company’s multi-prong approach to increasing revenues and market share in Asia, and (ii) the Company’s plans to deploy its anti-piracy solutions on a global scale, projected to account for more than $65.0 million annually in revenue;

•
review of the Company’s plans to enter the $336.4B toys and games market through leveraging the Company’s technology and distribution network; and

•
the Company’s senior and experienced management team and their crucial role in meeting the financial and valuation analyses of the Company.

In the prospectus for the IPO, RFAC identified certain high level, non-exclusive investment criteria that RFAC believed would be important in evaluating prospective target businesses. As it relates to the Company, the RFAC Board determined that pursuing a potential business combination with the Company would be an attractive opportunity for RFAC and its stockholders for a number of reasons, including, but not limited to:
•
Brand Dominance and Position

•
Pricing Optimization

•
Barriers to Competition

•
Access to New Technologies

•
Operational Efficiencies

•
Synergy and Value Creation

•
High Growth and Significant Revenue Potential

•
Key and Experienced Management

In the course of its deliberations, in addition to the various other risks associated with the business of the Company, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the RFAC Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including, but not limited to the following:
•
Regulatory Risks

•
Legal and Commercial Risks

•
Operational Risks

•
Reputational Risks

•
Due Diligence Risks

In addition to considering the factors described above, the RFAC Board also considered that:
Interests of Certain Persons.   The Sponsor and certain officers and directors of RFAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of RFAC Stockholders (see section entitled “The Business Combination Proposal — Interests of the Sponsor and RFAC’s Directors and Officers in the Business Combination”). RFAC’s independent directors on the RFAC audit committee reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the RFAC audit committee, the Merger Agreement and the transactions contemplated therein.
After considering the foregoing, the RFAC Board concluded, in its business judgment, that the potential benefits to RFAC and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.
Organizational Structure
The following diagram illustrates the transaction structure of the Business Combination and the organizational structure of the parties thereto.
It is anticipated that, upon the completion of the Business Combination:
•
RFAC Stockholders (other than the Sponsor) will own approximately [2.8]% of the issued and outstanding PubCo Ordinary Shares,

•
the Company’s existing securityholders will own approximately [93.2]% of the issued and outstanding PubCo Ordinary Shares,

•
the Sponsor will own approximately [3.8]% of the issued and outstanding PubCo Ordinary Shares, and

Pro Forma Voting Power and Implied Ownership Levels — Non Dilutive
The following table sets forth varying pro forma voting power and implied ownership levels in PubCo immediately following the completion of the Business Combination assuming no redemptions, 50% of maximum redemptions, and maximum redemptions. The table below does not include (i) any PubCo Ordinary Shares that may be issued in connection with the Transaction Financing, (ii) 11,500,000 PubCo Ordinary Shares that underlie the RFAC Public Warrants, (iii) 4,450,500 PubCo Ordinary Shares that underlie Sponsor’s RFAC Private Placement Warrants, and (iv) 549,500 PubCo Ordinary Shares that underlie EBC’s RFAC Private Placement Warrants (collectively, the “Dilutive Interests”), in each case because none of the Dilutive Interests are exercisable or issuable immediately following the consummation of the Business Combination. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of RFAC Class A Common Stock issued and outstanding as of [•], 2024, and are subject to the following additional assumptions:
	Share Ownership in PubCo
	Assuming No Further Redemptions	Voting Power and Implied Ownership	Assuming 50% Redemptions	Voting Power and Implied Ownership	Assuming Maximum Redemptions	Voting Power and Implied Ownership
Company Shareholders	120,000,000	92.9%	120,000,000	93.2%	120,000,000	93.3%
RFAC Public Stockholders(1)	3,894,649	3.0%	3,637,954	2.8%	3,381,260	2.6%
Sponsor and its Affiliates(2)	4,875,000	3.9%	4,875,000	3.8%	4,875,000	3.8%
EBC(3)	200,000	0.2%	200,000	0.2%	200,000	0.2%
Total	128,969,649	100.0%	128,712,954	100.0%	128,456,260	100.0%

(1)
Includes 1,150,000 PubCo Ordinary Shares issuable upon automatic conversion of the RFAC Public Rights at the Closing.

(2)
Includes 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by Sponsor, in its sole discretion.

(3)
Consists of 200,000 EBC Founder Shares.

For purposes of the table above:
No Further Redemptions:   This scenario assumes that no RFAC Public Stockholders exercise redemption rights in connection with the approval of the Business Combination with respect to their RFAC Public Shares.
50% Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 256,695 RFAC Public Shares (approximately 9.4% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share.
Maximum Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 513,389 RFAC Public Shares (approximately 18.7% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share. This maximum redemption scenario reflects the maximum number of shares of RFAC Class A Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash.
If any of these assumptions are not correct, these percentages will be different. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Pro Forma Voting Power and Implied Ownership Levels — Dilutive
The table below includes the following Dilutive Interest: (i) 11,500,000 PubCo Ordinary Shares that underlie the RFAC Public Warrants, (ii) 4,450,500 PubCo Ordinary Shares that underlie Sponsor’s RFAC Private Placement Warrants, and (iii) 549,500 PubCo Ordinary Shares that underlie EBC’s RFAC Private Placement Warrants. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of RFAC Class A Common Stock issued and outstanding as of [•], 2024, and are subject to the following additional assumptions:
	Share Ownership in PubCo
	Assuming No Further Redemptions	Voting Power and Implied Ownership	Assuming 50% Redemptions	Voting Power and Implied Ownership	Assuming Maximum Redemptions	Voting Power and Implied Ownership
Company Shareholders	120,000,000	82.5%	120,000,000	82.6%	120,000,000	82.8%
RFAC Public Stockholders(1)	3,894,649	2.7%	3,637,954	2.5%	3,381,260	2.3%
RFAC Public Warrant Holders	11,500,000	7.9%	11,500,000	7.8%	11,500,000	7.9%
Sponsor and its Affiliates(2)	9,325,500	6.4%	9,325,500	6.4%	9,325,500	6.4%
EBC(3)	749,500	0.5%	749,500	0.5%	749,500	0.5%
Total	145,469,649	100.0%	145,212,954	100.0%	144,956,260	100.0%

(1)
Includes 1,150,000 PubCo Ordinary Shares issuable upon automatic conversion of the RFAC Public Rights at the Closing.

(2)
Includes (i) 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by Sponsor, inits sole discretion and (ii) 4,450,500 RFAC Private Placement Warrants held by the Sponsor.

(3)
Includes (i) 200,000 EBC Founder Shares and (i) 549,500 RFAC Private Placement Warrants held by EBC.

For purposes of the table above:
No Further Redemptions:   This scenario assumes that no RFAC Public Stockholders exercise redemption rights in connection with the approval of the Business Combination with respect to their RFAC Public Shares.
50% Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 256,695 RFAC Public Shares (approximately 9.4% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately 10.85 per share.
Maximum Redemptions:   This scenario assumes that RFAC Public Stockholders exercise redemption rights with respect to 513,389 RFAC Public Shares (approximately 18.7% of the issued, outstanding and unredeemed RFAC Public Shares) in connection with the approval of the Business Combination, at a price of approximately $10.85 per share. This maximum redemption scenario reflects the maximum number of shares of RFAC Class A Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash.
If any of these assumptions are not correct, these percentages will be different.
Date, Time and Place of Special Meeting
The Special Meeting will be held at [•] Eastern time, on [•], 2024, as a virtual meeting. The Special Meeting will be held virtually over the internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at [•].

Record Date; Outstanding Shares of RFAC Common Stock, RFAC Public Warrants and RFAC Public Rights; RFAC Stockholders and RFAC Public Warrant and Right Holders Entitlement to Vote
RFAC has fixed the close of business on [•], 2024, as the Record Date for determining the RFAC Stockholders entitled to notice of and to attend and vote at the Special Meeting.
As of the close of business on the Record Date there were [•] shares of RFAC Class A Common Stock outstanding and entitled to vote, no shares of RFAC Class B Common Stock outstanding and entitled to vote, [•] RFAC Warrants, consisting of [•] RFAC Public Warrants and [•] RFAC Private Placement Warrants, and [•] RFAC Public Rights.
Each share of RFAC Common Stock is entitled to one vote per share at the Special Meeting. RFAC Public Warrants and RFAC Public Rights have no voting rights at the Special Meeting. The Sponsor and RFAC’s officers and directors own an aggregate of [•] shares of RFAC Common Stock entitled to vote at the Special Meeting.
Quorum and Required Vote for RFAC Stockholder Proposals
A quorum of RFAC Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of RFAC Common Stock issued and outstanding and entitled to vote at the Special Meeting is present via the virtual meeting platform or represented by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.
The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of RFAC Common Stock as of the Record Date. Accordingly, a RFAC Stockholder’s failure to vote by proxy or to vote at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal.
The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of RFAC Common Stock cast by the stockholders present via the virtual meeting platform or represented by proxy and entitled to vote thereon at the Special Meeting. A RFAC Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of the vote on the Adjournment Proposal.
It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, we will not then consummate the Business Combination. If RFAC does not consummate the Business Combination and fails to complete an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), RFAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its public stockholders in accordance with the RFAC Charter, subject to payment of RFAC’s tax obligations and up to $100,000 of dissolution expenses.
Proxy Solicitation
Proxies may be solicited by telephone, by facsimile, by mail, on the internet or in person. RFAC has engaged Morrow Sodali to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares via the virtual meeting platform if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “Special Meeting of RFAC Stockholders — Revoking Your Proxy.”
Redemption Rights
Under the RFAC Charter, holders of RFAC Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including interest (which interest shall be net of taxes payable), by (b) the total number of the then-issued and outstanding shares of RFAC Common Stock. As of [•], this would have amounted to $[•] per share. Holders of RFAC Common Stock on or before [•], 2024 (two business before the Special Meeting) may exercise redemption rights whether or not they are holders as of the Record Date and whether or not such shares are voted at the Special Meeting. However, under the RFAC Charter, in connection with an initial business combination, a RFAC Public Stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert of as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate shares in excess of 15% of the RFAC Public Shares.
If a holder exercises its redemption rights, then such holder will be exchanging its shares of RFAC Class A Common Stock for cash and will no longer own shares of RFAC Class A Common Stock and will not receive PubCo Ordinary Shares in connection with the Business Combination. Such a holder will be entitled to receive cash for its RFAC Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to RFAC’s transfer agent in accordance with the procedures described herein. See the section titled “Special Meeting of RFAC Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. A stockholder holding both RFAC Public Shares, RFAC Public Rights, and RFAC Public Warrants may redeem its RFAC Public Shares but retain the RFAC Public Warrants and RFAC Public Rights.
In connection with the IPO, EBC, the Sponsor and RFAC’s officers and directors agreed to waive any redemption rights with respect to any shares of RFAC Common Stock held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor, EBC, and RFAC’s officers and directors did not receive separate consideration for the waiver.
Interests of the Sponsor and RFAC’s Directors and Officers in the Business Combination
The Sponsor and RFAC’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of RFAC Stockholders. These interests include, among other things:
•
The RFAC Charter provides that the doctrine of corporate opportunity will not apply with respect to RFAC or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the RFAC Charter or in the future, and RFAC renounces any expectancy that any of the directors or officers of RFAC will offer any such corporate opportunity of which he or she may become aware to RFAC, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of RFAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of RFAC and (i) such opportunity is one RFAC is legally and contractually permitted to undertake and would otherwise be reasonable for RFAC to pursue and (ii) the director or officer is permitted to refer that opportunity to RFAC without violating any legal obligation;

•
unless RFAC consummates an initial business combination, RFAC’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them on behalf of RFAC (no such expenses were incurred that had not been reimbursed as of [•], 2024) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•
the RFAC Private Placement Warrants purchased by the Sponsor for $4,450,500 and by EBC for $549,500 will be worthless if a business combination is not consummated;

•
the Sponsor and EBC have agreed that the RFAC Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after RFAC has completed a business combination, subject to limited exceptions;

•
the fact that Sponsor paid $25,000 or approximately $0.009 per share for the Sponsor Founder Shares (of which it currently holds 2,875,000), which such Sponsor Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $31.3 million, based on the closing price of RFAC Class A Common Stock on [•], 2024, and that such shares will be worthless if the Business Combination is not consummated and that the Sponsor and its affiliates can earn a positive rate of return on their investment even if RFAC Public Stockholders experience a negative return following the consummation of the Business Combination;

•
the fact that Sponsor and EBC have agreed not to redeem any of the Sponsor Founder Shares and EBC Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
if RFAC does not complete an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), the proceeds from the sale of the RFAC Private Placement Warrants of $5 million, which includes the Sponsor’s RFAC Private Placement Warrants and EBC’s RFAC Private Placement Warrants, will be included in the liquidating distribution to RFAC Public Stockholders and the RFAC Private Placement Warrants will expire worthless;

•
the fact that upon completion of the Business Combination, a business combination marketing fee of $[•] million, $[•] million of M&A advisory fees, and approximately $[•] million of placement agent fees will be payable to EBC, an affiliate of RFAC and the Sponsor;

•
if the Trust Account is liquidated, including in the event RFAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to RFAC if and to the extent any claims by a third party for services rendered or products sold to RFAC, or a prospective target business with which RFAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per RFAC Class A Common Stock and (ii) the actual amount per RFAC Class A Common Stock held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that the Sponsor has made outstanding loans to RFAC in the aggregate amount of $1,392,629 as of [•], 2024, which amount the Sponsor will lose to the extent that RFAC is unable to repay such loans if the amount of such loans exceeds the amount of available proceeds not deposited in the Trust Account if an initial business combination is not completed;

•
the fact that RFAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Merger Agreement; and

•
Tse Meng Ng, RFAC’s current Chairman of the Board and Chief Executive Officer, will join PubCo Board upon completion of the Business Combination.

The existence of the interests described above may result in a conflict of interest on the part of RFAC’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize RFAC’s officers and directors to complete an initial business combination, even if on terms less favorable to RFAC’s stockholders compared to liquidating RFAC, because, among other things, if RFAC is liquidated without completing an initial business combination, the Sponsor Founder Shares and RFAC Private Placement Warrants would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $31.3 million based on the closing price of RFAC Class A Common Stock and RFAC Public Warrant on [•], 2024), out-of-pocket expenses advanced by the Sponsor and loans made by the Sponsor to RFAC would not be repaid to the extent such amounts exceed cash held by RFAC outside of the Trust Account (which such expenses and loans, as of [•], 2024, amounted to $1,392,629), and EBC would not receive business combination marketing fees, M&A advisory fees and placement agent fees amounting to $[•] million, in the aggregate.
Interests of the Company’s Directors and Officers in the Business Combination
Certain of the Company’s directors and executive officers are expected to become directors and/or executive officers of PubCo upon the completion of the Business Combination. Specifically, the following individuals who are currently executive officers of the Company are expected to become executive officers of PubCo upon the completion of the Business Combination, serving in the offices set forth opposite their names below:
Jacky Choo See Wee	Group Chairman and Chief Executive Officer of Epicsoft Asia
Sebastian Toke	Group Chief Executive Officer
Keith Liu Min Tzau	Deputy Group Chief Executive Officer, Chief Marketing Officer and Head of Publishing
Ooi Chee Eng	Group Chief Financial Officer
In addition, the Jacky Choo See Wee who is currently director of the Company, and Messrs. Toke and Ooi are all expected to join the PubCo Board upon completion of the Business Combination.
Recommendation to Stockholders
The RFAC Board believes that the Proposals to be presented at the Special Meeting are in the best interests of RFAC and its stockholders and recommends that RFAC Stockholders vote “FOR” each of the Proposals.
For more information about the RFAC Board’s recommendation and the Proposals, see the sections titled “Special Meeting of RFAC Stockholders — Recommendation of the RFAC Board” beginning on page [•] and “The Business Combination Proposal — RFAC Board’s Reasons for Approval of the Business Combination” beginning on page [•].
Appraisal/Dissenters’ Rights
RFAC Stockholders do not have appraisal rights in connection with the Proposals, including the Business Combination Proposal.
Company Shareholders may be entitled to give notice to the Company prior to the meeting that they wish to dissent to the Business Combination and to receive payment of fair market value for his or her Company Shares if they follow the procedures set out in Section 238 of the Companies Act (2023 revision) of the Cayman Islands (the “Cayman Companies Act”), noting that any such dissention rights may be limited pursuant to Section 239 of the Cayman Companies Act which states that no such dissention rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the Initial Merger are listed on a national securities exchange. Extracts of relevant sections of the Cayman Companies Act follow:
•
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

•
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Business Combination, calculated as of [•], 2024. These figures assume that no RFAC Stockholders exercise their redemption rights and that no Company Shareholders exercise their appraisal rights in connection with the Business Combination.
Sources (in millions)			Uses (in millions)
Cash and investments held in the Trust Account	$	[•]	Transaction expenses	$	[•]
[•]	$	[•]	Debt Repayment	$	[•]
[•]	$	[•]	Cash to Balance Sheet	$	[•]
Total Sources	$	[•]	Total Uses	$	[•]

(1)
[•]

Anticipated Accounting Treatment
The Business Combination will be accounted for as a “reverse recapitalization” in accordance with the U.S. GAAP. See the subsection titled “The Business Combination — Anticipated Accounting Treatment of the Business Combination.”
Regulatory Approvals
The Business Combination is not subject to any regulatory requirement or approval, except for (i) filings with the State of Delaware and the Registrar of Companies of the Cayman Islands, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to RFAC, and the requirements of the Securities Act and the Exchange Act to disseminate this proxy statement to RFAC Stockholders.
Recent Developments
On December 20, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from December 28, 2023 to September 28, 2024, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after December 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $225,000 or (ii) $0.09 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $75,000 or (ii) $0.03 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, until September 28, 2024 in exchange for a non-interest-bearing, unsecured promissory note payable upon consummation of a business combination. Additionally, the stockholders approved a proposal to amend the RFAC Charter to remove the net tangible asset requirement in order to expand the methods that RFAC may employ so as to not become subject to the “penny stock” rules of the SEC.
In connection therewith the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 1,363,378 shares of RFAC Class A Common Stock exercised their right to redemption at a per share redemption price of approximately $10.72. On December 22, 2023, a total of $14,619,421.26 in redemption payments were made in connection with the redemption. On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024. Following the redemption, RFAC had a total of 2,744,649 shares of RFAC Class A Common Stock outstanding held by public shareholders. As a result of the redemptions, RFAC now has less liquidity and fewer round-lot holders of RFAC Public Shares, which may make it more difficult for PubCo to meet all of the Nasdaq listing requirements. Since it is a condition to closing to receive the approval for listing by Nasdaq or the NYSE of the shares of PubCo to be issued in connection with the transactions contemplated by the Merger Agreement, the reduced public float may make it more difficult for RFAC to meet all of the Nasdaq listing requirements, and to consummate the Business Combination.

SUMMARY RISK FACTORS
The consummation of the Business Combination and the business and financial condition of PubCo subsequent to Closing are subject to numerous risks and uncertainties, including those highlighted in the section title “Risk Factors” of this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect RFAC’s ability to effect a business combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of RFAC and the Company prior to the Business Combination and that of PubCo subsequent to the Business Combination. Such risks include, but are not limited to:
Risks Related to the Company’s Business and Industry
•
Our business will suffer if we are unable to distribute and publish new game titles, “hit” game titles or sequels to such “hit” titles.

•
Our ability to acquire and maintain licenses to intellectual property through distribution agreements with game publishers may affect our revenue and profitability.

•
The increasing importance of digital content delivery exposes us to the risks of that business model, including greater competition from online and mobile games.

•
Our success depends on Jacky Choo See Wee, our GCL Group Chairman and CEO of Epicsoft Asia, and our senior management team. Loss of Mr. Choo’s leadership or services from any of our senior management team could have a material adverse effect on our business, financial condition and results of operations.

•
A limited number of customers account for a significant portion of our sales. The loss of a principal customer or other significant business relationship could seriously hurt our business.

•
Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles.

•
Our publishing business is partly dependent on our ability to enter into successful software development arrangements with third parties.

•
If we do not successfully invest in, establish and maintain awareness of our brands and games, or if we incur excessive expenses promoting and maintaining our brands or our games, our business, financial condition, results of operations, or reputation could be harmed.

•
The video game industry is very competitive. If consumers prefer our competitors’ games over the ones we distribute or develop, our operating results could suffer.

•
We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties.

Risks Related to the Company’s International Operations, Legal and Regulatory Matters
•
Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.

•
Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks.

•
Any failure by us or our vendors to comply with applicable anti-money laundering or other related laws and regulations could damage its business, reputation, financial condition, and results of operation, or subject it to other risks.

•
We are subject to risks associated with operating and investing in Asia.

•
Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.

•
Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect GCL Companies.

•
We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.

•
Companies and governmental agencies may restrict access to platforms, our website or the Internet generally, which could lead to the loss or slower growth of our gamer base.

Risks Relating to Operating in China
•
The uncertainties and quick change of the legal system in China with little advance notice could limit the legal protections available or impose additional requirements and obligations on our business operation in Hong Kong, which may materially and adversely affect our business, financial condition, and results of operations.

•
The gaming industry in China is subject to a variety of PRC laws and regulations, many of which are unsettled and still developing, and which could subject us or our resellers to claims or otherwise harm our business, financial condition, results of operations and growth prospects.

•
Any lack of requisite approvals, licenses, or permits applicable to our resellers’ business may have a material and adverse impact on our resellers’ business, financial condition, and results of operations.

Risks Related to RFAC and the Business Combination
•
We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

•
If we seek stockholder approval of our Business Combination, our Initial Stockholders and management team have agreed to vote in favor of such Business Combination, regardless of how our RFAC Public Stockholders vote.

•
The Business Combination may not be consummated timely, and RFAC Public Stockholders may be forced to wait more than 24 months (if RFAC has extended the period of time) before receiving distributions from the trust account.

•
We are not required to obtain an opinion from an independent investment banking firm or from a valuation or appraisal firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our stockholders from a financial point of view.

•
If third parties bring claims against RFAC, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.10.

•
Since the Sponsor and RFAC’s officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of the RFAC Stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as RFAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in RFAC if a business combination is not completed. Accordingly, RFAC’s officers and directors may be incentivized to complete an initial business combination, even on terms less favorable to RFAC’s stockholders than liquidating RFAC.

•
There are risks to the RFAC Stockholders who are not affiliates of the Sponsor of becoming shareholders of PubCo through the Business Combination rather than acquiring securities of the Company directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

•
EarlyBirdCapital may have a conflict of interest in connection with our Business Combination.

•
There can be no assurance that PubCo will be able to be approved for listing or comply with the continued listing standards of Nasdaq.

•
The Merger Agreement contains a minimum cash requirement for RFAC. This requirement may make it more difficult for RFAC to complete the Business Combination as contemplated.

Risks Related to PubCo Operating as a Public Company
•
GCL Group’s management team has limited experience managing a public company.

•
In the future, if PubCo fails to implement and maintain an effective system of internal controls, PubCo may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s Ordinary Shares may be materially and adversely affected.

•
If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

•
Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.

•
As a “controlled company” under the rules of the Nasdaq Capital Market, PubCo may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on our public shareholders.

•
There may be sales of a substantial amount of PubCo Ordinary Shares after the Business Combination by the current shareholders of RF Acquisition Corp. or GCL, and these sales could cause the price of PubCo’s securities to fall.

•
PubCo does not expect to declare any dividends in the foreseeable future.

•
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about PubCo, its business, or its market, or if they change their recommendations regarding PubCo Ordinary Shares adversely, then the price and trading volume of PubCo Ordinary Shares or PubCo Public Warrants could decline.

Risks Related to the Ownership of PubCo Securities After the Business Combination
•
There can be no assurance that the PubCo Ordinary Shares that will be issued in connection with the Business Combination or the PubCo Public Warrants will remain listed on the Trading Market after approval of its listing following the Closing, or that PubCo will be able to comply with the continued listing standards of the Trading Market.

•
A market for PubCo’s securities may not continue, which would adversely affect the liquidity and price of PubCo’s securities.

•
If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of RFAC’s securities or, following the Closing, PubCo’s securities, may decline.

•
Failure to maintain effective internal controls over financial reporting could have a material adverse effect on PubCo’s business, operating results and stock price.

•
Each of RFAC and the Company have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting and financial advisory fees.

For additional detail on these and other risks, see “Risk Factors” starting on page [•] of this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OPERATING DATA OF THE COMPANY
The following tables set forth selected historical financial information of GCL Global included elsewhere in this proxy statement/prospectus, derived from GCL Global’s audited consolidated financial statements as of and for the years ended March 31, 2023 and 2022
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto, included elsewhere in this proxy statement/prospectus are prepared and presented in accordance with U.S. GAAP. GCL Global’s historical results are not necessarily indicative of future results.
	For the years ended March 31,
	2023	2022
Consolidated condensed statement of income and comprehensive income
Revenue	$77,444,155	$65,827,057
Cost of revenue	$(63,598,608)	$(55,246,228)
Gross profit	$13,845,547	$10,580,829
Total operating expenses	$(10,244,826)	$(6,542,204)
Income from operations	$3,600,721	$4,038,625
Other income, net	$839,909	$1,306,036
Net income	$2,140,670	$4,586,525
Net income attributable to non-controlling interest	$154,551	$23,572
Net income attributable to GCL Global	$1,986,119	$4,478,285
Earning per share – basic and diluted	$0.08	$0.18
Weighted average shares outstanding Basic and diluted	25,896,000	25,896,000
	As of March 31
	2023	2022
Condensed consolidated balance sheet
Current assets	$29,238,762	$21,052,295
Total assets	$47,823,975	$25,041,693
Total current liabilities	$25,098,249	$10,592,513
Total liabilities	$30,504,182	$12,426,684
Ordinary shares subject to possible redemption	$163,905	$163,905
Total stockholders’ equity	$17,155,888	$12,451,104
Total liabilities, temporary equity and stockholders’ equity	$47,823,975	$25,041,693
	For the years ended March 31,
	2023	2022
Condensed consolidated statement of cash flow
Net cash used in operating activities	$(4,365,870)	$(7,606,295)
Net cash (used in) provided by investing activities	$(615,528)	$1,374,168
Net cash provided by financing activities	$4,359,210	$550,192

SELECTED HISTORICAL FINANCIAL INFORMATION OF RFAC
The following tables present the selected financial data of RFAC. The selected financial data as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from January 11, 2021 (inception) to December 31, 2021, have been derived from RFAC’s audited financial statements. RFAC’s financial data as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 have not been audited but have been prepared on a basis consistent with RFAC’s audited financial statements and include, in its opinion, all adjustments, consisting only of normal recurring adjustments that the management of RFAC considers necessary for the fair statement of the financial information set forth in those statements. RFAC’s historical results for any prior period are not necessarily indicative of results expected in any future period and the results for the nine months ended September 30, 2023 or any other interim period are not necessarily indicative of results to be expected for the full year ending December 31, 2023 or any other period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “RFAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus.
	September 30, 2023	December 31, 2022	December 31, 2021
	US$	US$	US$
	(Unaudited)
Selected Balance Sheet Data:
Cash	4,066	19,759	—
Prepaid expenses – Current	131,142	283,400	—
Deferred offering cost	—	—	606,059
Prepaid expenses – Noncurrent	—	61,403	—
Investments held in Trust Account	43,965,387	117,724,476	—
Total Assets	44,100,595	118,089,038	606,059
Total Liabilities	3,999,953	1,094,736	612,821
Class A Common Stock subject to possible redemption	43,403,493	117,146,232
Total Stockholders’ Deficit	(3,302,851)	(151,930)	(6,762)
Total Liabilities, Redeemable Common Stock and Stockholders’ Deficit	44,100,595	118,089,038	606,059

	For the Nine Months Ended September 30, 2023	For the Nine Months Ended September 30, 2022	For the Year Ended December 31, 2022	For the Period from January 11, 2021 (Inception) Through December 31, 2021
	US$ (except for number of shares)	US$ (except for number of shares)	US$ (except for number of shares)	US$ (except for number of shares)
	(Unaudited)	(Unaudited)
Selected Statements of Operations:
Formation costs and other operating expenses	1,696,605	556,993	858,479	659
Loss from operations	(1,696,605)	(556,993)	(858,479)	(659)
Net income (loss)	(78,878)	(124,280)	284,725	(31,782)
Weighted average shares outstanding, Class A Common stock subject to possible redemption	6,626,172	7,879,562	8,782,192	—
Basic and diluted net (loss) income per share, Class A common shares, redeemable	(0.01)	(0.01)	0.02	—
Weighted average shares outstanding, Class A and Class B common shares, non-redeemable	3,075,000	2,953,193	2,984,589	2,700,000
Basic and diluted net loss per share, Class A and Class B common shares, non-redeemable	(0.01)	(0.01)	0.02	(0.01)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of March 31, 2023 and the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023, included in “Unaudited Pro Forma Condensed Combined Financial Information.”
The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with:
•
the audited financial statements of RFAC as of December 31, 2022 and 2021, for the years ended December 31, 2022, and for the period from January 11, 2021 (inception) through December 31, 2021, included elsewhere in this proxy statement/prospectus; and

•
the audited consolidated financial statements of GCL Global as of March 31, 2023 and 2022, and for the years ended March 31, 2023 and 2022, included elsewhere in this proxy statement/prospectus

The unaudited pro forma combined balance sheet as of March 31, 2023, combines the historical audited balance sheet of RFAC as of December 31, 2022, with the audited consolidated balance sheet of GCL Global as of March 31, 2023, on a pro forma basis as if the Business Combination had been consummated on March 31, 2023.
The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2023. The unaudited pro forma condensed combined statements of operations for year ended March 31, 2023 give pro forma effect to the Business Combination as if it had been consummated on April 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RFAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma combined financial information has been prepared assuming two redemption scenarios after giving effect to the Business Combination, as follows:
•
Assuming No Redemptions (Scenario 1): This presentation assumes that no RFAC Public Stockholders exercise their right to redeem their Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•
Assuming Maximum Redemptions (Scenario 2): This presentation assumes that a maximum of 513,389 Public Shares issued and outstanding as of the Record Date are redeemed, resulting in an aggregate cash payment of approximately $5.6 million from the Trust Account based on an assumed redemption price of $10.85 per share as of the date of this proxy statement/prospectus. This maximum redemption scenario reflects the maximum number of shares of RFAC Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash of $25,000,000 available to PubCo at closing from Trust Account and the Transaction Financing.

The following table illustrates estimated ownership levels in the combined company, immediately following the consummation of the Business Combination, based on the two levels of redemptions by the Public Shareholders and the following assumptions:
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	Ownership in shares	Ownership %	Ownership in shares	Ownership %
RFAC Public Stockholders	3,894,649	3.0%	3,381,260	2.6%
RFAC Initial Stockholders	4,875,000	3.9%	4,875,000	3.8%
EBC Founder Shares	200,000	0.2%	200,000	0.2%
GCL Shareholders	120,000,000	92.9%	120,000,000	93.4%
Total	128,969,649	100.0%	128,456,260	100.0%
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming RFAC Public Stockholders could experience in connection with the Closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all RFAC Warrants, which are exercisable for one share of RFAC Class A Common Stock at a price of $11.50 per share. The following table illustrates estimated ownership levels in the Combined company based on the two levels of redemptions by the RFAC Public Stockholders with all possible sources of dilution and the following assumptions:
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	Ownership in shares	Ownership %	Ownership in shares	Ownership %
RFAC Public Stockholders	3,894,649	2.7%	3,381,260	2.3%
Sponsor and its Affiliates	9,325,500	6.4%	9,325,500	6.4%
EBC	749,500	0.5%	749,500	0.5%
Company Shareholders	120,000,000	82.5%	120,000,000	82.9%
RFAC Public Warrants	11,500,000	7.9%	11,500,000	7.9%
Total	145,469,649	100.0%	144,956,260	100.0%
	Historical		Pro forma
Statement of operations data- for the year ended March 31, 2023	RFAC	GCL Global	Assuming no redemptions	Assuming maximum redemptions
Revenues	$—	$77,444,155	$77,444,155	$77,444,155
Income (loss) from Operations	$(858,479)	$3,600,721	$(26,757,758)	$(26,757,758)
Net income (loss)	$284,725	$2,140,670	$(27,074,605)	$(28,721,064)
Basic and diluted earnings (loss) per share	$0.02	$0.01	$(0.21)	$(0.22)
Book value	$(151,930)	$17,155,888	$31,256,971	$25,688,285

	Historical		Pro forma
Balance sheet data – as of March 31, 2023	RFAC	GCL Global	Assuming no redemptions	Assuming maximum redemptions
Total current assets	$303,159	$29,238,762	$43,547,803	$37,979,117
Total assets	$118,089,038	$47,823,975	$62,194,419	$56,625,733
Total current liabilities	$1,094,736	$25,098,249	$25,531,515	$25,531,515
Total liabilities	$1,094,736	$30,504,182	$30,937,448	$30,937,448
Commitments and Contingencies	$117,146,232	$163,905	$—	$—
Total equity	$(151,930)	$17,155,888	$31,256,971	$25,688,285

COMPARATIVE PER SHARE INFORMATION
The following table sets forth the per share data of each of RFAC and the Company on a stand-alone basis and the unaudited pro forma condensed combined per share data for the year ended March 31, 2023, after giving effect to the Business Combination assuming (i) no redemption of RFAC Class A Common Stock, and (ii) maximum redemption of RFAC Class A Common Stock. The pro forma earnings information for the year ended March 31, 2023, were computed as if the Business Combination had been completed on April 1, 2022 and carried forward through the interim period.
You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of RFAC and the Company and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited RFAC and Company pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.
	RFAC (Historical)	GCL (Historical)	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Maximum Redemptions
Net income (loss)	$284,725	$2,140,670	$(27,074,605)	$(28,721,064)
Shareholders’ equity (deficit).	$(151,930)	$17,155,888	$31,256,971	$25,688,285
Basic and diluted weighted average shares outstanding of Class A common shares, redeemable	$8,782,192	—	—	—
Basic and diluted net income per share, Class A common shares, redeemable	$0.02	—	—	—
Basic and diluted earnings per share	—	$0.08	—	—

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the Proposals to be voted on at the Special Meeting. The following discussion includes risk factors that apply to the business and operations of the Company and its subsidiaries and will also apply to the business and operations of PubCo following the Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of PubCo following the Closing. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.
Risks Related to the Company’s Business and Industry
Our business will suffer if we are unable to distribute and publish new game titles, “hit” game titles or sequels to such “hit” titles.
Our business depends on distributing and publishing games that consumers will purchase, download and spend time and money playing. We currently distribute and sell to retailers and consumers console games, game codes, and gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PCs”). Our sales and marketing efforts are focused on both distributing more games and improving the experience of the games we currently distribute (for example, through merchandise and localized promotional materials). We generate revenue primarily from distribution of video games in Asia from international PC and video game publishers and studios. We share with resellers the gross revenue generated from gamers who purchase physical or online copies of the video games and merchandise on our resellers’ online stores or top up cards to play within the games. We also share revenue on console games sold in physical stores, such as Sony PlayStation stores in Asia. For games distributed through third-party platforms such as Steam, we are required to share a portion of our revenue with the platform providers. These costs are expected to remain a significant portion of our cost of revenues. In order to remain profitable, we need to generate sufficient revenue from our existing and new game offerings to offset our ongoing development, sales and marketing and operating costs.
Since the revenue generated from game distributions accounted for approximately 87.9% and 95.0% of our total consolidated revenue for the fiscal year ended March 31, 2023 and March 31, 2022, respectively, the GCL Group’s success depends largely on our ability to sell commercially successful “hit” game titles or sequels to such “hit” titles. If we experience any delays in product releases or disruptions following the commercial release of our “hit” titles or their sequels, our operating results will be materially adversely affected. Since our distribution agreements typically require us to commit to a minimum order quantity per game title, we may even experience a loss if demand for the games we distribute falls short of our expectations. Although we are currently one of the biggest video game distributors in Asia, there is no assurance that we can continue to maintain our market leading position in the game distribution industry in Asia if we fail to meet these minimum purchase commitments in our distribution agreements with game publishers. Our brand will also suffer if we fail to continue to distribute and publish consistently high quality and well-received game products and services, and as a result, our revenue and profitability may decline.
The success of our games depends, in part, on unpredictable and constantly changing factors beyond our control including consumer preferences and spending habits, competing games and the availability of other entertainment experiences. If the games we distribute do not meet consumer expectations, or if new games are not brought to market by us in a timely and effective manner, our ability to grow revenue and our financial performance will be adversely affected.
Our ability to successfully distribute and sell games to resellers and their ability to achieve commercial success will depend on our ability to:

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effectively market the games to existing and new gamers;

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adapt to changing gamers’ preferences and spending habits;

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attract, retain and motivate talented and experienced game designers, product managers and engineers;

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efficiently manage the distribution and publishing of new games and features to increase the cadence of introductions without incurring excessive costs;

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achieve and maintain successful customer engagement and effectively monetize our games;

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maintain an engaging gaming experience and retain our gamers;

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compete successfully against a large and growing number of existing market participants;

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accurately forecast the timing and expense of our operations, including original content development, marketing and customer acquisition, customer adoption and revenue growth; and

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minimize and quickly identify bugs or outages as a game publisher.

These and other uncertainties make it difficult to know whether we will succeed in continuing to distribute or publish successful games, and launch new games and features in accordance with our operating plan. If we do not succeed in doing so, our business, financial condition, results of operations or reputation will suffer.
Our ability to acquire and maintain licenses to intellectual property through distribution agreements with game publishers may affect our revenue and profitability.
Our video game distribution business depends on the distribution agreements we enter into with publishers giving us the licenses or rights to third-party intellectual property for use in the games we distribute or platform to enhance the experience of our gamers. Pursuant to these distribution agreements, the publishers retain all the intellectual properties rights related to the games, and the licenses granted typically limit our use of the intellectual properties to specific uses and for specific time periods, and include other contractual obligations, including the achievement of certain minimum order quantities in order for the license to remain in effect. In many cases, certain intellectual property rights may be licensed to us on a non-exclusive basis, and accordingly, the owners of such intellectual property are free to license such rights to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Competition for these licenses is intense. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, our revenue and profitability may be adversely impacted.
The increasing importance of digital content delivery exposes us to the risks of that business model, including greater competition from online and mobile games.
The increased importance of digital content delivery in our industry, including through subscription-based access to a portfolio of interactive content, increases our potential competition, as the minimum capital needed to produce and publish a digitally delivered game is significantly less than that needed to produce and publish one that is delivered through retail distribution. A continuing shift to digital content delivery could result in a deprioritization of our games by retailers. This shift also requires us to dedicate capital to developing and implementing alternative marketing strategies which may or may not successful. If we are unable to effectively market and distribute our games, our business and operating results will be materially adversely affected.
We rely on our sales channel partners some of whom influence the fee structures for online distribution of our games on their platforms.
We rely on our sales channel partners, some of whom have retained the right to change the fee structures for online distribution of both paid content and free content (including patches and corrections) that we license to them for distribution on their platforms. Such channel partners’ ability to set or influence royalty rates may increase costs, which could negatively affect our operating margins. We may be unable to distribute our content in a cost-effective or profitable manner through such distribution channel, which could adversely affect our business, financial condition and operating results.
Outside of fee arrangements, our agreements with our channel partners sometimes give them significant control over other aspects of the distribution of our products and services that we develop for their platform. If our channel partners establish terms that restrict our offerings through their channels, or significantly affect the financial terms on which these products or services are offered to our customers, we may be unable to distribute our product offerings through them or be forced to do so on materially worse financial or business terms in negotiating such various aspects of distribution. Increased competition for digital “shelf space” has put channel partners in more favorable bargaining positions in relation to such terms of distribution.
We rely on third-party retailers to distribute our games and collect revenues generated on their websites or other e-commerce websites and third-party platforms.
Approximately 87.9% and 95.0% of our annual revenue for the years ended March 31, 2023 and 2022, respectively, was generated from game distributions. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms loses market share or falls out of favor, or is unavailable for a prolonged period of time, our business will suffer.
We are subject to the standard and non-negotiated policies and terms of service/publisher agreements of third-party platforms, which govern the promotion, distribution, content, and operation generally of games on the platform. Each platform provider has broad discretion to unilaterally change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how we are able to advertise on the platform, change how the personal information of its users is made available to application developers on the platform, limit the use of personal information for advertising purposes, or restrict how gamers can share information with their friends on the platform or across platforms. Our business could be harmed if:
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the platform providers discontinue or limit our access to their platforms;

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governments or private parties, such as internet providers, impose bandwidth restrictions, increase charges, or restrict or prohibit access to those platforms;

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the platforms increase the fees they charge us or change the ways in which their fees are determined;

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the platforms modify their algorithms, discovery mechanisms, communication channels available to developers, respective terms of service, or other policies;

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the platforms decline in popularity;

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the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure gamers can continue to access our games and content with ease;

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the platforms block or limit access to the genres of games that we provide in any jurisdiction;

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the platforms change how the personal information of gamers is made available to developers or develop or expand their own competitive offerings; or

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we are unable to comply with the platform providers’ terms of service.

Changes in the respective terms of service or policy changes of third-party platforms may decrease the visibility or availability of our games, limit our distribution capabilities, prevent access to our existing games, increase our costs to operate on these platforms, or result in the exclusion or limitation of our games. Any such changes could adversely affect our business, financial condition, or results of operations.
In addition, third-party platforms typically impose certain file size limitations, restricting our ability to create software with additional features that would result in a larger file size than what the platform providers would support. A larger game file size could also cause gamers to delete our games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these games. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions or experienced issues. If any of our third-party service providers is unable to process payments, even for a short period of time, our business could be harmed. These platforms and our third-party online payment service providers may also experience security breaches or other issues with their functionalities. In addition, if we violate, or a platform provider believes we have violated, its terms of service, policies, or standard publisher agreements (or if there is any change or deterioration in our relationship with any of these platform providers), that platform provider could limit or discontinue our access to the platform or we may be exposed to liability or litigation. If these third-party platforms and online payment service providers otherwise experience issues that impact the ability of gamers to download or access our games, it could materially and adversely affect our brands and reputation, as well as our business, financial condition, and results of operations.
Our success depends on Jacky Choo See Wee, our GCL Group Chairman and CEO of Epicsoft Asia, and our senior management team. Loss of Mr. Choo’s leadership or services from any of our senior management team could have a material adverse effect on our business, financial condition and results of operations.
Our success to date was largely attributable to the leadership of industry veteran, Mr. Jacky Choo See Wee, our GCL Group Chairman and CEO of Epicsoft Asia. We rely on Mr. Choo for our continued growth and operation, and the continued development of our strategic direction, based on his experience and connections in the industry in Asia.
We have an experienced senior management team comprised of Mr. Sebastian Toke, our GCL Group CEO, Mr. Keith Liu, our Deputy GCL Group CEO, Chief Marketing Officer and Head of Publishing, and Mr. Chee Eng Ooi, our GCL Group CFO. Together, they are responsible for directing and managing daily operations in all aspects of our business, monitoring and supervising compliance and risk management, overseeing financial condition and performance, managing relationships with all stakeholders in our market and formulating business strategies. Loss of services of Mr. Choo or any of our key management members and failure to promptly find suitable replacement will cause our business and operations to suffer.
Our games and other software applications, and our and our vendors’ and other partners’ information technology and other systems and platforms (Steam/PSN and other partner platforms), have, on occasion, experienced failures, errors, defects, or disruptions. Although such events have not had a material impact in the past, future similar events could disrupt our business, impact our games and related software applications, affect our ability to scale our technical infrastructure, diminish our brand and reputation, subject us to liability, and adversely affect our operating results and growth prospects.
Our games may contain errors, bugs, flaws, corrupted data, defects, and other vulnerabilities, some of which may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. Furthermore, our development and testing processes may not detect errors and vulnerabilities in our games prior to their release. Any such errors, flaws, defects, and vulnerabilities may adversely affect the game experience of our gamers, harm our reputation, cause our gamers to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in harm to our business, financial condition, or results of operations.
Our technology infrastructure is critical to the performance of our games and satisfaction of our gamers and to the general operation of our business. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to detect and prevent or hinder cyber-attacks or other security or data breaches, to protect our systems, data and gamer information, and to prevent outages, data loss, and fraud, including a disaster recovery strategy for server, equipment, or systems failure and the use of third parties for certain cybersecurity services, will provide sufficient security or be adequate for our operations. Our vendors and other partners are also subject to the foregoing risks, and we do not have any control over them. We have experienced, and may in the future experience, system disruptions, outages, and other performance problems, including when releasing new software versions or bug fixes, due to a variety of factors, including infrastructure changes, human or software errors, and capacity constraints. Such disruptions have not had a material impact to date, however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our or third parties’ computer systems and technological infrastructure, including the data contained therein or transmitted thereby, could materially adversely affect our business, financial condition, results of operations, and prospects.
Programming errors, defects, and data corruption could also disrupt our operations, adversely affect the experience of our consumers, harm our reputation, cause our gamers to stop playing our games, divert our resources, and delay market acceptance of our games, any of which could result in legal liability to us or harm our business, financial condition, results of operations, and prospects.
If our gamer base and engagement continue to grow, and the number and types of games we offer continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our gamers’ needs and operate our business. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our games or other operations. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, which could further degrade the gamer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (including the COVID-19 pandemic or other future health epidemics or contagious disease outbreaks), or other catastrophic events.
We believe that if our gamers have a negative experience with our games, or if our brand or reputation is negatively affected, gamers may be less inclined to continue or to engage with us. As such, a failure or significant interruption in our service would harm our reputation, business, and operating results.
A limited number of customers account for a significant portion of our sales. The loss of a principal customer or other significant business relationship could seriously hurt our business.
During the fiscal year ended March 31, 2023, sales to our five biggest customers accounted for almost half of our total consolidated revenue, with the top three customers accounting for approximately 13%, 11%, and 10% of our total revenue, respectively. For the year ended March 31, 2022, two customers accounted for approximately 19% and 14% of our total revenue, respectively. Our sales are made primarily without long-term agreements or other commitments, and our customers may terminate their relationship with us at any time. Certain of our customers may decline to carry products containing mature content. The loss of our relationships with principal customers or a decline in sales to principal customers, could materially adversely affect our business, financial condition, and operating results. In addition, if our customers are subject to pricing pressures due to deteriorating demand for our products, competition, or otherwise, such customers may pass those pricing pressures through to us, which could materially adversely affect our business, financial condition and operating results.
Furthermore, our customers may also be placed into bankruptcy, become insolvent, or be liquidated due to economic downturns, global credit contractions, or other factors. Bankruptcies or consolidations of certain large retail customers could seriously hurt our business, including as a result of uncollectible accounts receivable from such customers and the concentration of purchasing power among large retailers. In addition, our results of operations may be adversely affected if certain of our customers who purchase on credit terms are no longer eligible to purchase on such terms due to their financial distress or lack of credit insurance, which may reduce the quantity of products they demand from us.
Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles.
While digital sales are increasingly important to our business, for physical sales, retailers have limited shelf space and promotional resources. Competition is intense among newly introduced interactive entertainment software titles for adequate levels of shelf space and promotional support, with most and highest quality shelf space devoted to those products expected to be best sellers. We cannot be certain that our new game products will consistently achieve top seller status. Competition for retail shelf space is expected to continue to increase, which may require us to increase our marketing expenditures to maintain desirable sales levels of our titles. Competitors with more extensive lines and more popular titles may have greater bargaining power with retailers. Accordingly, we may not be able, or we may have to pay more than our competitors, to achieve similar levels of promotional support and shelf space. Similarly, as digital sales increase in importance to our business, there is increasing competition for premium placements of products on websites. Such placement is subject to many similar risks as physical shelf space discussed above.
Our publishing business is partly dependent on our ability to enter into successful software development arrangements with third parties.
The success of our publishing business depends on our ability to continually identify and develop new game titles in a timely fashion. We rely on third-party software developers for the development of most of the game titles we publish. Quality third-party developers are continually in high demand, and those who have co-developed titles for us in the past may not be available to develop software for us in the future. Due to the limited availability of third-party software developers and the limited control that we exercise over them, these developers may not be able to complete game titles for us on a timely basis or within acceptable quality standards, if at all. We have entered into agreements with third parties to acquire the rights to publish and distribute games. These publishing agreements typically require us to make development payments, pay royalties, and satisfy other conditions. Our development payments may not be sufficient to permit developers to develop new software successfully, which could result in material delays and significant increases in our costs to bring particular products to market. Software development costs, promotion and marketing expenses and royalties payable to software developers and third-party licensors have continued to increase and reduce our profit margin. Future sales of our titles may not be sufficient to recover development payments and advances to software developers and licensors, and we may not have adequate financial and other resources to satisfy our contractual commitments to such developers. If we fail to satisfy our obligations under agreements with third-party developers and licensors, the publishing agreements may be terminated or modified in ways that are burdensome to us and have a material adverse effect on our business, financial condition, and operating results.
We have engaged, and expect to engage, third-party game development companies to co-develop, co-publish or operate certain games, and if they fail to perform as expected, our business may suffer.
We have in the past and expect in the future to, engage third-party game development companies to co-develop or co-publish certain video games with us. For instance, Atomic Heart, a game launched in February 2023, was co-published by us and Focus Entertainment, a game developer company based in Abu Dhabi. We typically have limited control over the work performed by the development company and are therefore subject to additional risks than if our own employees were developing and operating our games, such that completion of our games and their publication could be delayed due to the development company’s failure to adhere to our milestones and roadmaps, or political or other risks in the foreign country in which the development company operates. If our third-party game development companies fail to complete development milestones in accordance with our game development roadmap, or do not perform in accordance with our agreements with them, it could adversely affect the development of our games that are the subject of that agreement, including delaying their availability for launch and their performance once launched, which could materially and adversely impact our ability to meet our forecasts.
Once a co-published game is launched, we will be reliant on the development company’s ability to maintain an adequate number of knowledgeable and experienced personnel to operate and maintain the co-developed game or existing game successfully and to develop and implement future game updates, patches and bug fixes, as well as provide ongoing support services. If the development companies fail to operate and maintain the co-developed game or existing game, it could adversely affect such game’s performance and gamer satisfaction, and our business may suffer as a result. Further, if the game development companies breached our agreements with them, or unilaterally elected to discontinue providing services, we would have to find a substitute provider or replace the lost services internally, which could disrupt the operation of the games and result in dissatisfied gamers, increased expenses, lost revenues, and other adverse effects.

In addition, a co-published game may incorporate intellectual property owned by the applicable development company. In such cases, we have or will obtain licenses to use the intellectual property as integrated with and into the co-developed game, but we will not own such intellectual property. If the third-party game developer challenged our right to use its intellectual property or the manner in which we use such intellectual property, it could materially and adversely affect our ability to continue to publish the co-developed game.
If we do not successfully invest in, establish and maintain awareness of our brands and games, or if we incur excessive expenses promoting and maintaining our brands or our games, our business, financial condition, results of operations, or reputation could be harmed.
We believe that establishing and maintaining our brands is critical to maintaining and creating favorable relationships with gamers and content licensors, as well as competing for key talent. Increasing awareness of our brands and recognition of our games is particularly important in connection with our strategic focus on further publishing opportunities and entering game creation and development opportunities. In addition, we have only recently began to expand into publishing and entertainment properties management by bringing forth different monetization solutions for the game intellectual property (the “game IP”). Enhancing our brand awareness in those new business areas requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brands or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenue could be limited, our costs could increase, and our business, financial condition, results of operations, or reputation could suffer.
The video game industry is very competitive. If consumers prefer our competitors’ games over the ones we distribute or develop, our operating results could suffer.
Competition in the video game industry is intense. A relatively small number of “hit” game titles can account for a large portion of total sales revenue in our industry. “Hit” game titles offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause our sales revenue to drop. As our business is also dependent upon our ability to develop “hit” game titles, which require increasing budgets for development and marketing, the availability of significant financial resources has become a major competitive factor in developing and marketing games. Some of our competitors have greater financial, technical, personnel, and other resources than we do and are able to finance larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties. For instance, large game publishers, such as NetEase and Tencent, and global interactive entertainment companies such as Electronic Arts Inc. and Activision Blizzard, Inc. all have games that compete with the games we distribute or develop. Some of these current and potential competitors have significant resources, can incorporate their own strong brands and assets into their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact our industry.
In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. Widespread consumer adoption of these new platforms for games and other technological advances in and/or new business or payment models in online or mobile game offerings could negatively affect our sales of console and PC games.
We also compete with a vast number of small companies and individuals who are able to create and launch video games and other content for devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. The proliferation of titles in these open developer channels makes it difficult for us to compete for gamers without substantially increasing our marketing expenses. Our game titles also compete with other forms of entertainment, such as social media and casual games, in addition to motion pictures, television and audio and video products featuring similar themes, online computer programs and other entertainment, which may be less expensive or provide other advantages to consumers. Increasing competition could result in loss of gamers, increasing gamer acquisition and retention costs, and loss of talent, all of which could harm our business, financial condition or results of operations.

We intend to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties.
We intend to grow our business through strategic transactions, including acquisitions, investments, and joint ventures, that involve numerous risks and uncertainties. We have previously closed several such transactions, including the acquisition of Martiangear and Starry Jewelry, and are currently in, and in the future expect to continue to be in, various stages of seeking, evaluating, and pursuing additional strategic transactions in Asia. These transactions often require unique approaches to integration due to, among other reasons, the structure of the transactions, the locations, and cultural differences among the other company’s teams and ours, and have required and will continue to require significant attention from our management team. If we are unable to obtain the anticipated benefits from these transactions, or if we encounter difficulties in integrating any acquired operations with our business, our financial condition and results of operations could be materially harmed.
Challenges and risks from such acquisitions, investments, and joint ventures include:
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our ability to identify, compete effectively for, or complete suitable acquisitions and investments at prices we consider attractive;

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our ability to estimate accurately the financial effect of acquisitions and investments on our business, our ability to estimate accurately any synergies or the impact on our results of operations of such acquisitions and investments;

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acquired products, technologies or capabilities, particularly with respect to any that are still in development when acquired, may not perform as expected, may have defects, or may not be integrated into our business as expected;

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acquired entities or joint ventures may not achieve expected business growth or operate profitably, which could adversely affect our results of operations, and we may be unable to recover investments in any such acquisitions or joint ventures;

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our assumption of legal or regulatory risks, particularly with respect to smaller businesses that have immature business processes and compliance programs, or litigation we may face with respect to the acquired company, including claims from terminated employees, gamers, former stockholders, or other third parties;

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negative effects on business initiatives and strategies from the changes and potential disruption that may follow the acquisition;

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diversion of our management’s attention;

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declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future prospects;

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the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

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the difficulty in determining the appropriate purchase price of acquired companies may lead to the overpayment of certain acquisitions and the potential impairment of intangible assets and goodwill acquired in the acquisitions;

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the difficulty in successfully evaluating and utilizing the acquired products, technology, or personnel;

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acquisitions, investments, and joint ventures may require us to spend a significant amount of cash, to incur debt, resulting in increased fixed payment obligations and could also result in covenants or other restrictions on us, or to issue capital stock, resulting in dilution of ownership of our stockholders;

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the need to implement controls, procedures, and policies appropriate for a larger, U.S.-based public company as companies that prior to acquisition may not have as robust controls, procedures, and policies;

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the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges and integrating and reporting results for acquired companies that have not historically followed U.S. GAAP;

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the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;

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the fees and costs of legal, accounting, and other professional advisors engaged by us for such acquisitions, which may be substantial;

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under purchase accounting, we may be required to write off deferred revenue which may impair our ability to recognize revenue that would have otherwise been recognizable which may impact our financial performance or that of the acquired company;

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risks associated with our expansion into new international markets and doing business internationally, including those described under the caption “Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks”;

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in the case of foreign acquisitions, the need to integrate operations across different regulatory environment, cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

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the potential loss of, or harm to, our relationships with employees, gamers, content licensors, and other suppliers as a result of integration of new businesses;

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our dependence on the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, when conducting due diligence and evaluating the results of such due diligence;

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liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, cyber and information security vulnerabilities, violations of laws, rules, and regulations, commercial disputes, tax liabilities, and other known and unknown liabilities; and

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we may not be able to effectively influence the operations of our joint ventures, or we may be exposed to certain liabilities if our joint venture partners do not fulfill their obligations.

The benefits of an acquisition, investment, or joint venture may also take considerable time to develop, and we cannot be certain that any particular transaction will produce the intended benefits, which could adversely affect our business, financial condition, or results of operations. Our ability to grow through future acquisitions, investments, and joint ventures will depend on the availability of suitable candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger transactions. In addition, depending upon the duration and extent of shelter-in-place, travel and other business restrictions adopted by us and imposed by various governments in response to the COVID-19 pandemic or other future health epidemics or contagious disease outbreaks, we may encounter challenges in evaluating future acquisitions, investments, and joint ventures and integrating personnel, business practices, and company cultures from acquired companies. Acquisitions, investments, and joint ventures could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our stockholders.
We are or may be subject to contractual covenants which place certain limitations on how we manage our business.
Certain credit agreements we have with banks (the “Credit Agreement”) may limit our ability to take various actions, including incurring additional debt, paying dividends, repurchasing shares, and acquiring or disposing of assets or businesses. Accordingly, we may be restricted from taking actions that management believes would be desirable and in the best interests of us and our stockholders. Our Credit Agreement also requires us to satisfy specified financial covenants and comply with other affirmative and negative covenants. A breach of any of the covenants contained in our Credit Agreement could result in an event of default, which would allow our lenders to pursue various remedies, including accelerating the repayment of any outstanding indebtedness under our Credit Agreement.
Risks Related to the Company’s International Operations, Legal and Regulatory Matters
Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our business and prospects.
We currently operate in the large, diverse and complex Southeast Asia. We are subject to various regulations in each of the jurisdictions in which we operate.
Focus areas of regulatory risk that we are exposed to include, among others: (i) evolution of laws and regulations applicable to game distribution and video game development, (ii) various forms of data regulation such as data localization, data portability, cybersecurity and advertising or marketing, (iii) antitrust regulations, (iv) foreign ownership restrictions, (v) artificial intelligence regulation and (vi) regulations regarding the provision of online services, including with respect to the internet, mobile devices and e-commerce.
In addition, we may not be able to obtain all the licenses, permits and approvals that may be necessary to provide our game publishing and those we plans to publish. Because the gaming industry, in which we operate and which includes AI and gaming devices technology, continues to develop, the relevant laws and regulations, are always evolving in certain jurisdictions and their interpretations may be unclear. This can make it difficult for us to assess which licenses and approvals are necessary for our business, or the processes for obtaining such licenses in certain jurisdictions. For these reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire we will be able to renew them. We cannot be sure that its interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators. As we expand our businesses to gaming development area, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. For example, depending on the types of games that we offer and distribute to the customers and the way of distribution, we may need to obtain permits or licenses under the Gambling Control Act 2022 of Singapore and the Films Act 1981 of Singapore. Please refer to “Business — Regulatory Overview” for further information.
Our business is subject to regulations from various regulators within each jurisdiction it operates in, and such regulators may not always act in concert. As a result, we may be subject to requirements which separately may not be materially adverse to us but when taken together could have a material impact on us. In addition, we are subject to differing, and sometimes conflicting, laws and regulations in the markets in which it operates.
In addition, since we operate in different jurisdictions in Asia, we are subject to the risk that regulatory scrutiny or actions in one country may lead to other regulators taking similar actions. We may enter into exclusive regional partnership agreements with our suppliers or customers. Although we are not aware of any violations of competition laws in connection with our business model, we cannot assure you that we will not be subject to any inquiry, investigation, or even penalty from regulatory agencies in the future. In the event that a regulatory agency in one of the countries or jurisdictions initiates action against us, it may lead to other regulators taking similar actions.
Our actual or perceived failure to comply with applicable regulation could expose it to regulatory actions, including, but not limited to, potential fines, orders to temporarily or permanently cease all or some of our business activities. Any such actions could materially and adversely affect our business, financial condition, results of operations and prospects.
Our international operations are, and our strategy to expand internationally will be, subject to increased challenges and risks.
Continuing to expand our business to attract gamers outside of Asia is an important element of our business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the gamers in those markets. Our ability to expand our business and to attract gamers and talented employees in other international markets we may enter will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, economics, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures.
Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:
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inability to offer certain games in certain foreign countries;

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recruiting and retaining talented and capable management and employees in foreign countries;

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challenges caused by distance, language, and cultural differences;

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developing and customizing games and other offerings that appeal to the tastes and preferences of gamers in international markets;

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competition from local game makers with intellectual property rights and significant market share in those markets and with a better understanding of gamer preferences;

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obtaining, utilizing, protecting, defending, and enforcing our intellectual property rights;

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negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

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the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

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compliance with applicable foreign laws and regulations, including laws relating to content and consumer protection;

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compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;

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credit risk and higher levels of payment fraud;

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currency exchange rate fluctuations;

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protectionist laws and business practices that favor local businesses in some countries;

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;

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political, economic, and social instability;

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public health crises, such as the COVID-19 pandemic and other future health epidemics or contagious disease outbreaks, which can result in varying impacts to our employees, gamers, vendors, and commercial partners internationally;

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higher costs associated with doing business internationally;

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export or import regulations; and

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trade and tariff restrictions.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition, and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, or results of operations. Please refer to “Business — Regulatory Overview” for further information.
Any failure by us or our vendors to comply with applicable anti-money laundering or other related laws and regulations could damage its business, reputation, financial condition, and results of operation, or subject it to other risks.
Our payment systems may, in certain jurisdictions, be governed by laws and regulations related to payment and financial services activities, including, among other things, laws and regulations relating to banking, cross-border and domestic money transmission, anti-money laundering, counter-terrorist financing, electronic funds transfers, systemic integrity risk assessments, cybersecurity of payment processes, import and export restrictions and consumer protection. Our payment system may be susceptible to illegal and improper uses, including money laundering, terrorist financing, fraudulent sales of goods or services, and payments to sanctioned parties. These laws and regulations to which we are now, or in the future may be, subject are highly complex, may be vague, and could change and may be interpreted to make it difficult or impossible for us to comply with them. In addition, we may in the future offer new payment options that may be subject to additional regulations and risks. If we fail to comply with applicable laws and regulations, it may be subject to civil or criminal penalties, fines, and higher transaction fees, and we may lose its ability to accept or process online payment, payment card or other related transactions, which could make services on our games less convenient and attractive. In the event of any failure to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects could be adversely affected.
As its payments and financial services related businesses expand, we will need to continue to invest in compliance with applicable laws and regulations, and to conduct appropriate risk assessments and implement appropriate controls. Government authorities may scrutinize or seek to bring actions against us if its systems are used for improper or illegal purposes or if its risk management or controls are not adequately assessed, updated, or implemented, and the foregoing could result in financial or reputational harm to our business.
In addition, laws and regulations related to payments and financial services are evolving, and changes in such laws and regulations could affect our ability to provide services on its platform in the manner that it has done, expects to do, or at all. In addition, as we evolve our business or make changes to our operations, it may be subject to additional laws and regulations. Historical or future non-compliance with these laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.
We are subject to risks associated with operating and investing in Asia.
We derive a significant portion of its revenue from its operations in Asia, and we intend to continue to develop and expand its business and penetration in the region and outside of the Asia. Our operations and investments in Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:
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inconsistent and evolving regulations, licensing and legal requirements may increase our operational risks and cost of operations among the countries in Asia in which we operates;

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currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

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the effects of inflation within Asia generally and/or within any specific country in which we operate may increase our cost of operations;

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governments or regulators may impose new or more burdensome regulations, taxes or tariffs;

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political changes may lead to changes in the business, legal and regulatory environments in which we operate;

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economic downturns, political instability, civil disturbances, war, military conflict, religious or ethnic strife, terrorism and general security concerns may negatively affect our operations;

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enactment or any increase in the enforcement of regulations, including, but not limited to, those related to personal data protection and localization and cybersecurity, may incur compliance costs;

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health epidemics, pandemics or disease outbreaks (including the COVID-19 outbreak) may affect our operations and demand for its gaming products; and

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natural disasters like volcanic eruptions, floods, typhoons and earthquakes may impact our operations severely.

Additionally, the laws in the countries in which we operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries in which we operate.
Our revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in Asia as well as globally.
We may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. We derive a significant portion of its revenue from our operations in Asia and are exposed to political and economic uncertainties, including, but not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and net income could be impacted to a significant extent by economic conditions in Asia and globally.
Substantially all of our assets and operations are located in Asia. Approximately 55.0% and 38.3% of our total revenue for the fiscal year ended March 31, 2022 and 2023, respectively, was derived from our operations in Singapore. Our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Singapore. The economies in certain Southeast Asian countries differ from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of the Southeast Asia markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies.
While the Southeast Asia economy, as a whole, has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in Southeast Asia or in other markets in neighboring regions (such as China and Japan), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of Southeast Asia. Such developments could adversely affect our business and operating results, lead to reduction in demand for our game publishing and adversely affect our competitive position. Many of the governments in Southeast Asia have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some Southeast Asia markets have historically experienced low growth in their GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in Southeast Asia have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in Southeast Asia, which may adversely affect our business, financial condition, results of operations and prospects.
In addition, some Southeast Asia markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase its exposure to legal and business risks, disrupt its office operations or affect its ability to expand our user base.
Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect GCL Companies.
The interpretation and enforcement of laws and regulations involve uncertainties and inconsistencies. Since local administrative and court authorities and in certain cases, independent organizations, have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we may enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and its ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
It is possible that a number of laws and regulations may be adopted or construed to apply to us in Southeast Asia and elsewhere that could restrict our business segments. Scrutiny and regulation of the business segments in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing these regulations. Changes in current laws or regulations or the imposition of new laws and regulations in Southeast Asia or elsewhere regarding our business segments may slow the growth of our business segments and adversely affect its business, financial condition, results of operations and prospects.
We could face uncertain tax liabilities in various jurisdictions where we operate, and suffer adverse financial consequences as a result.
Our management believes we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but its tax liabilities could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws.
Although PubCo is incorporated in the Cayman Islands, the GCL Group collectively operates in multiple tax jurisdictions and pays income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine its effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon its best estimate of the taxes ultimately expected to be paid after considering its knowledge of all relevant facts and circumstances, existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available.
Our management believes that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that the subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations.
In addition, we may, from time to time, be subject to inquiries or audits from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. we cannot be certain that the tax authorities will agree with its interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in its favor. To the extent the relevant tax authorities do not agree with its interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect its results of operations or financial condition. we may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If our appeal does not prevail, it may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect its results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, that may adversely affect its business, financial condition and results of operations and may also impact its reputation, including but not limited to tax and other regulatory authorities in Southeast Asia.
Companies and governmental agencies may restrict access to platforms, our website or the Internet generally, which could lead to the loss or slower growth of our gamer base.
Our gamers generally need to access the Internet. Access to the Internet in a timely fashion is necessary to provide a satisfactory gamer experience to the gamers of our games. Companies and governmental agencies could block access to any platform, our website, or the Internet generally, or could limit the speed of data transmissions, for a number of reasons such as security or confidentiality concerns or regulatory reasons. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact gamers’ ability to access our games. If companies or governmental entities block or limit such access or otherwise adopt policies restricting gamers from playing our games, our business could be negatively impacted and could lead to the loss or slower growth of our gamer base.
Risks Relating to the Company Operating in China
The uncertainties and quick change of the legal system in China with little advance notice could limit the legal protections available or impose additional requirements and obligations on our business operation in Hong Kong, which may materially and adversely affect our business, financial condition, and results of operations.
Although we are based in Singapore and our major markets are in southeast Asia, Epicsoft Hong Kong and 2Game, two of the Group Subsidiaries, are located in Hong Kong. The PRC government currently does not directly govern the manner in which Epicsoft Hong Kong and 2Game conduct their business activities outside of mainland China. However, despite the current Hong Kong legal environment of “One Country, Two Systems,” the PRC government may still exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based companies must conduct their business activities, and therefore we may be subject to certain risks related to operating business in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The legal system in China evolves rapidly and new laws, regulations and rules may be adopted from time to time with or without advance notice. These laws, regulations, and legal requirements are constantly changing and their interpretation and enforcement involve inconsistency and uncertainties. In addition, the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. These uncertainties could limit the legal protections available to us. Further, the PRC government has significant oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals.
We cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards its contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue its operations. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of the PubCo’s securities.
The gaming industry in China is subject to a variety of PRC laws and regulations, many of which are unsettled and still developing, and which could subject us or our resellers to claims or otherwise harm our business, financial condition, results of operations and growth prospects.
Although Epicsoft Hong Kong and 2Game operate and offer products in Hong Kong, their customers and the end users of our games may be located in mainland China and therefore, the revenues and operations of Epicsoft Hong Kong and 2Game may be subject to the influence of the PRC regulations on the gaming industry. The gaming industry is subject to a variety of laws in China, including but not limited to those regarding gaming, consumer protection, electronic marketing, competition, taxation, intellectual property, export and national security, which are continuously evolving and developing. The scope and interpretation of the laws are or may be applicable to the gaming industry are often uncertain and may be conflicting. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the gaming industry’s current practices and could have an adverse effect on us or our resellers’ business, financial condition, results of operations and growth prospects.
These developments and other developments or regulations, whether existing or to be implemented, may have an adverse effect on our resellers’ business, financial condition, results of operations and growth prospects. Furthermore, as uncertainties remain regarding the development, interpretation and implementation of notices, laws and regulations, our resellers may become subject to additional compliance costs and liabilities under such laws and regulations and our resellers may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Our resellers may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.
Any lack of requisite approvals, licenses, or permits applicable to our resellers’ business may have a material and adverse impact on our resellers’ business, financial condition, and results of operations.
In accordance with the relevant laws and regulations in jurisdictions in which our resellers operate, our resellers are required to maintain various approvals, licenses, and permits to operate their business, including but not limited to business license, license related to content offerings, radio and TV programs production and operation license, and value-added telecommunications license. These approvals, licenses, and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.
If our resellers fail to obtain the necessary licenses, permits and approvals, they may be subject to fines, confiscation of revenues generated from incompliance operations, or the suspension of relevant operations. The games that we distribute may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts its brand. Our resellers may experience difficulties or failures in obtaining the necessary approvals, licenses, and permits for new spaces or new service offerings. If our resellers fail to obtain the material licenses, our game offerings and business activities could be severely delayed in the PRC market. In addition, there can be no assurance that our resellers will be able to obtain, renew, and/or convert all of the approvals, licenses, and permits required for its existing business operations upon their expiration in a timely manner or at all, which could adversely affect our resellers’ business operations.
Risk Related to RFAC and the Business Combination
We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.
We are a blank check company incorporated under the laws of the State of Delaware that has conducted no operations and has generated no revenues to date. Until we complete our Business Combination, we will have no operations and will generate no operating revenues. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our Business Combination. If we fail to complete our Business Combination, we will never generate any operating revenues.
If we seek stockholder approval of our Business Combination, our Initial Stockholders and management team have agreed to vote in favor of such Business Combination, regardless of how our RFAC Public Stockholders vote.
As of March [•], 2024, our Initial Stockholders own approximately 49.4% of our outstanding common stock. Our Initial Stockholders and management team may from time to time purchase RFAC Class A Common Stock prior to our Business Combination. The RFAC Charter provides that, if we seek stockholder approval of a Business Combination, such Business Combination will be approved if we receive the affirmative vote of a majority of the issued and outstanding shares of RFAC Common Stock voted at such meeting, including the EBC Founder Shares and Sponsor Founder Shares. As a result, in addition to our Initial Stockholders’ Sponsor Founder Shares, and EBC Founder Shares, we would need no shares of the 2,744,649 RFAC Public Shares sold in our IPO to be voted in favor of a Business Combination in order to have our Business Combination approved. Accordingly, if we seek stockholder approval of our Business Combination, the agreement by our Initial Stockholders and management team to vote in favor of our Business Combination will increase the likelihood that we will receive the requisite stockholder approval for such Business Combination.

The Business Combination may not be consummated timely, and RFAC Public Stockholders may be forced to wait more than 24 months (if RFAC has extended the period of time) before receiving distributions from the trust account.
The RFAC Governing Documents initially provided that RFAC had until 12 months from the closing of its IPO (or 15 or 18 months if RFAC had extended the period of time) to consummate the Business Combination. On December 20, 2023, RFAC held a Special Meeting of its stockholders and the RFAC Stockholders approved the proposal to amend the RFAC Charter to extend the time period RFAC has to consummate its Business Combination for up to nine months, from December 28, 2023, to September 28, 2024, composed of an initial three-month extension and six subsequent one-month extensions. The Company deposited $225,000 into the Trust Account to extend the time period RFAC has to consummate its Business Combination for three months from December 28, 2023 to March 28, 2024. In connection with the with the stockholders’ vote, there were 1,363,378 shares tendered for redemption for an aggregate cash payment of $14,619,421.26.
Except in connection with a stockholder vote to approve an extension of the time period in which a business combination may be completed, RFAC has no obligation to return funds to investors prior to such date unless it consummates the Business Combination prior thereto and only then in cases where investors have sought to convert their shares. Only after the expiration of this full time period will holders of RFAC Common Stock be entitled to distributions from the Trust Account if it is unable to complete the Business Combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss.
We are not required to obtain an opinion from an independent investment banking firm or from a valuation or appraisal firm, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our stockholders from a financial point of view.
Unless we complete our Business Combination with an affiliated entity or our board of directors cannot independently determine the fair market value of the target business or businesses (including with the assistance of financial advisors), we are not required to obtain an opinion from an independent investment banking firm which is a member of FINRA or from a valuation or appraisal firm that the price we are paying is fair to our stockholders from a financial point of view. If no opinion is obtained, our stockholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our proxy materials or tender offer documents, as applicable, related to our Business Combination.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability continue as a “going concern.”
As of September 30, 2023, we had $4,066 in cash and a working capital deficit of $3,864,745. Further, we have incurred and expect to continue to incur significant costs in pursuit of our finance and acquisition plans. We cannot assure you that our plans to raise capital or to consummate the Business Combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.
There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.
We can give no assurance as to the price at which a stockholder may be able to sell its RFAC Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of RFAC might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the RFAC Public Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
If third parties bring claims against RFAC, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.10.
RFAC’s placing of funds in trust may not protect those funds from third party claims against RFAC. Although RFAC will seek to have all vendors and service providers RFAC engages and prospective target businesses RFAC negotiates with execute agreements with RFAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of RFAC Public Stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with RFAC, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of RFAC Public Stockholders.
Additionally, if RFAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against RFAC which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in RFAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the RFAC Stockholders. To the extent any bankruptcy claims deplete the Trust Account, RFAC may not be able to return to RFAC Public Stockholders at least $10.10. As a result, if any such claims were successfully made against the Trust Account, the funds available for RFAC’s initial business combination, including the Business Combination, and redemptions could be reduced to less than $10.10 per RFAC Public Share.
Since the Sponsor and RFAC’s officers and directors have interests that are different, or in addition to (and which may conflict with), the interests of the RFAC Stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as RFAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in RFAC if a business combination is not completed. Accordingly, RFAC’s officers and directors may be incentivized to complete an initial business combination, even on terms less favorable to the RFAC Stockholders than liquidating RFAC.
When you consider the recommendation of the RFAC Board in favor of approval of the Proposals, including the Business Combination Proposal, you should keep in mind that the Sponsor and RFAC’s officers and directors have interests that are different from, or in addition to, those of the RFAC Stockholders and warrant holders generally. The RFAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in recommending to RFAC Stockholders that they vote in favor of the Proposals presented at the Special Meeting, including the Business Combination Proposal. RFAC Stockholders should take these interests into account in deciding whether to approve the Proposals, including the Business Combination Proposal. These interests include, among other things:
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The RFAC Charter provides that the doctrine of corporate opportunity will not apply with respect to RFAC or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the RFAC Charter or in the future, and RFAC renounces any expectancy that any of the directors or officers of RFAC will offer any such corporate opportunity of which he or she may become aware to RFAC, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of RFAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of RFAC and (i) such opportunity is one RFAC is legally and contractually permitted to undertake and would otherwise be reasonable for RFAC to pursue and (ii) the director or officer is permitted to refer that opportunity to RFAC without violating any legal obligation;

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unless RFAC consummates an initial business combination, RFAC’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them on behalf of RFAC (no such expenses were incurred that had not been reimbursed as of [•], 2024) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

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the RFAC Private Placement Warrants purchased by the Sponsor for $4,450,500 and by EBC for $549,500 will be worthless if a business combination is not consummated;

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the Sponsor and EBC have agreed that the RFAC Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after RFAC has completed a business combination, subject to limited exceptions;

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the fact that Sponsor paid $25,000 or approximately $0.009 per share for the Sponsor Founder Shares (of which it currently holds 2,875,000), which such Sponsor Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $31.3 million, based on the closing price of RFAC Class A Common Stock on [•], 2024, and that such shares will be worthless if the Business Combination is not consummated and that the Sponsor and its affiliates can earn a positive rate of return on their investment even if RFAC Public Stockholders experience a negative return following the consummation of the Business Combination;

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the fact that Sponsor and EBC have agreed not to redeem any of the Sponsor Founder Shares and EBC Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

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if RFAC does not complete an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), the proceeds from the sale of the RFAC Private Placement Warrants of $5 million, which includes the Sponsor’s RFAC Private Placement Warrants and EBC’s RFAC Private Placement Warrants, will be included in the liquidating distribution to RFAC Public Stockholders and the RFAC Private Placement Warrants will expire worthless;

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the fact that upon completion of the Business Combination, a business combination marketing fee of $[•] million, $[•] million of M&A advisory fees, and approximately $[•] million of placement agent fees will be payable to EBC;

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if the Trust Account is liquidated, including in the event RFAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to RFAC if and to the extent any claims by a third party for services rendered or products sold to RFAC, or a prospective target business with which RFAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per RFAC Class A Common Stock and (ii) the actual amount per RFAC Class A Common Stock held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that the Sponsor has made outstanding loans to RFAC in the aggregate amount of $1,392,629 as of [•], 2024, which amount the Sponsor will lose to the extent that RFAC is unable to repay such loans if the amount of such loans exceeds the amount of available proceeds not deposited in the Trust Account if an initial business combination is not completed;

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the fact that RFAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Merger Agreement;

The existence of financial and personal interests of one or more of RFAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of RFAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. See the section titled “The Business Combination Proposal — Interests of the Sponsor and RFAC’s Directors, Officers and Affiliates in the Business Combination” for a discussion of these considerations.

The financial and personal interests of the Sponsor and RFAC’s officers and directors may have influenced their motivation in identifying and selecting the Company as a business combination target, completing an initial business combination with the Company and influencing the operation of the business following the initial business combination. In considering the recommendations of the RFAC Board to vote for the Proposals, its stockholders should consider these interests. The existence of the interests described above may result in a conflict of interest on the part of RFAC’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize RFAC’s officers and directors to complete an initial business combination, even if on terms less favorable to RFAC’s stockholders compared to liquidating RFAC, because, among other things, if RFAC is liquidated without completing an initial business combination, the Sponsor Founder Shares would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $31.3 million based on the closing price of RFAC Class A Common Stock on [•], 2024), out-of-pocket expenses advanced by the Sponsor and loans made by the Sponsor to RFAC would not be repaid to the extent such amounts exceed cash held by RFAC outside of the Trust Account (which such expenses and loans, as of [•], 2024, amounted to $1,392,629), and EBC would not receive business combination marketing fees, M&A advisory fees and placement agent fees amounting to $[•] million, in the aggregate.
There are risks to the RFAC Stockholders who are not affiliates of the Sponsor of becoming shareholders of PubCo through the Business Combination rather than acquiring securities of the Company directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of PubCo Ordinary Shares and PubCo Public Warrants in connection therewith, investors will not receive the benefit of any outside independent review of RFAC’s and the Company’s respective finances and operations.
Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, the RFAC Stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. Although RFAC performed a due diligence review and investigation of the Company in connection with the Business Combination, RFAC has different incentives and objectives in the Business Combination than an underwriter would in a traditional initial public offering. The lack of an independent due diligence review and investigation may increase the risk of an investment in PubCo because it may not have uncovered facts that would be important to a potential investor.
In addition, because PubCo will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may not provide, or may be less likely to provide, coverage of PubCo. Investment banks may also be less likely to agree to underwrite securities offerings on behalf of PubCo than they might if PubCo became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with PubCo as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the PubCo’s Ordinary Shares could have an adverse effect on PubCo’s ability to develop a liquid market for PubCo’s Ordinary Shares.
Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us.
Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Past performance by our management team is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we located a suitable candidate for our Business Combination. You should not rely on the historical record of the performance of our management team’s or businesses associated with them as indicative of our future performance of an investment in us or the returns we will, or is likely to, generate going forward.
EBC may have a conflict of interest in connection with our Business Combination.
We have engaged EBC to assist us in connection with our Business Combination. We will pay EBC a cash fee for such services in an aggregate amount equal to up to 3.5% of the total gross proceeds raised in the offering only if we consummate our Business Combination. The RFAC Private Placement Warrants purchased by EBC and/or its designees and the EBC Founder Shares issued to EBC and/or its designees will also be worthless if we do not consummate a Business Combination. These financial interests may result in EBC having a conflict of interest when providing the services to us in connection with a Business Combination.
There can be no assurance that PubCo will be able to be approved for listing on either Nasdaq or the NYSE, or comply with the continued listing standards of Nasdaq or the NYSE.
PubCo’s eligibility for listing after the Business Combination may depend on the number of shares of RFAC Class A Common Stock that are redeemed. If PubCo is unable to have its securities listed on Nasdaq or the NYSE, RFAC and its stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for PubCo Ordinary Shares that are received in exchange for their shares of RFAC Class A Common Stock;

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a limited amount of analyst coverage; and

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a decreased ability of PubCo to issue additional securities or obtain additional financing in the future.

The exercise of the RFAC Board’s discretion in agreeing to changes or waivers in the terms of the Merger Agreement and related agreements, including Closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in the RFAC Stockholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require RFAC to agree to amend the Merger Agreement, to consent to certain actions taken by the Company or to waive rights that RFAC is entitled to under the Merger Agreement, including those related to Closing conditions. Such events could arise because of changes in the course of the Company’s businesses or a request by RFAC to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on the Company’s business and would entitle RFAC to terminate the Merger Agreement. In any of such circumstances, it would be at RFAC’s discretion, acting through the RFAC Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for RFAC and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, RFAC does not believe there will be any changes or waivers that the RFAC Board would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, RFAC will circulate a new or amended proxy statement/prospectus and resolicit RFAC Stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
While RFAC and the Company work to complete the Business Combination, the Company’s management’s focus and resources may be diverted from operational matters and other strategic opportunities.
Successful completion of the Business Combination may place a significant burden on management and other internal resources of the Company. The diversion of management’s attention and any difficulties encountered in the transition process could harm the Company’s business, financial condition, results of operations and prospects and PubCo’s following the Business Combination. In addition, uncertainty about the effect of the Business Combination on the Company’s employees, consultants, customers, suppliers, partners, and other third parties, including regulators, may have an adverse effect on PubCo following the Business Combination. These uncertainties may impair PubCo’s ability to attract, retain and motivate key personnel for a period of time after the completion of the Business Combination.
We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a Business Combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders’ investment in us.
Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following our IPO, we may choose to incur substantial debt to complete our Business Combination. We and our officers have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the Trust Account. As such, no issuance of debt will affect the per share amount available for redemption from the Trust Account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:
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default and foreclosure on our assets if our operating revenues after a Business Combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

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our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

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our inability to pay dividends on RFAC Class A Common Stock;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on RFAC Class A Common Stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our Business Combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our Business Combination, and results of operations.

We may only be able to complete one business combination with the proceeds from our IPO and the RFAC Private Placements, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.
As of December 31, 2022, of the net proceeds from our IPO and the RFAC Private Placements, $117,724,476 was available to complete our Business Combination and pay related fees and expenses. On March 22, 2023, the stockholders of record were provided the opportunity to exercise their redemption rights in connection with a special meeting. A total of 7,391,973 shares of RFAC Class A Common Stock were redeemed and $76,054,240 in redemption payments made in connection with the special meeting, leaving a total of 4,108,027 shares of RFAC Class A Common Stock outstanding and $42,266,506 in the Trust Account after redemptions.
On December 20, 2023, RFAC held another special meeting of the stockholders, pursuant to which the stockholders of record voted on an extension amendment proposal and net tangible asset amendment proposal. In connection with the special meeting, the stockholders elected to redeem an aggregate of 1,363,378 shares of RFAC Class A Common Stock for an aggregate redemption amount of approximately $14,619,421. Subsequent to the redemptions, approximately $29,430,708 remained in the Trust Account of RFAC (excluding any extension payments made by the Sponsor). On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024.
We may effectuate our Business Combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our Business Combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our Business Combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:
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Solely dependent upon the performance of a single business, property or asset; or

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Dependent upon the development of market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.
We may attempt to complete our Business Combination with a private company about which little information is available, which may result in a Business Combination with a company that is not as profitable as we suspected, if at all.
In pursuing our business combination strategy, we may seek to effectuate our Business Combination with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential Business Combination on the basis of limited information, which may result in a Business Combination with a company that is not as profitable as we suspected, if at all.
Because we must furnish our stockholders with target business financial statements, we may lose the ability to complete an otherwise advantageous Business Combination with some prospective target businesses.
The federal proxy rules require that the proxy statement with respect to the vote on a Business Combination include historical and pro forma financial statement disclosure. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, U.S. GAAP, depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such statements in accordance with federal proxy rules and complete our Business Combination within the prescribed time frame.
Certain agreements related to our IPO may be amended without stockholder approval.
Each of the agreements related to our Initial Public Offering to which we are a party, other than the warrant agreement and the investment management trust agreement, may be amended without stockholder approval. Such agreements are: the underwriting agreement; the letter agreement among us and our Initial Stockholders, Sponsor, officers and directors; the registration rights agreement among us, our Initial Stockholders and EBC; the RFAC Private Placement Warrant Purchase Agreements between us, our Sponsor and EBC; and the administrative services agreement among us, our Sponsor and an affiliate of our Sponsor. These agreements contain various provisions that our RFAC Public Stockholders might deem to be material. For example, our letter agreement, the RFAC Private Placement Warrants Purchase Agreement and the underwriting agreement contain certain lock-up provisions with respect to the EBC Founder Shares, RFAC Private Placement Warrants and other securities held by EBC, our Initial Stockholders, Sponsor, officers and directors. Amendments to such agreements would require the consent of the applicable parties thereto and would need to be approved by our board of directors, which may do so for a variety of reasons, including to facilitate our Business Combination. While we do not expect our board of directors to approve any amendment to any of these agreements prior to our Business Combination, it may be possible that our board of directors, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement. Any amendment entered into in connection with the consummation of our Business Combination will be disclosed in our proxy materials or tender offer documents, as applicable, related to such Business Combination, and any other material amendment to any of our material agreements will be disclosed in a filing with the SEC. Any such amendments would not require approval from our stockholders, may result in the completion of our Business Combination that may not otherwise have been possible, and may have an adverse effect on the value of an investment in our securities. For example, amendments to the lock-up provision discussed above may result in our Initial Stockholders and EBC selling their securities earlier than they would otherwise be permitted, which may have an adverse effect on the price of our securities.
Financial projections with respect to the Company may not prove to be reflective of actual financial results.
In connection with the Business Combination, the RFAC Board considered, among other things, internal financial forecasts prepared by, or at the direction of, the management of the Company, the key elements of which are set forth in the section titled “The Business Combination Proposal — RFAC Board’s Reasons for the Approval of the Business Combination.” The Company does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the Company. There can be no assurance that PubCo’s financial condition, including its cash flows or results of operations, will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of the PubCo Ordinary Shares or the business, financial condition and results of operations of PubCo following the Closing.
The Merger Agreement contains a minimum cash requirement for RFAC. This requirement may make it more difficult for RFAC to complete the Business Combination as contemplated.
The Merger Agreement provides that the Company’s obligation to consummate the Business Combination is conditioned on, among other things, a minimum cash requirement, which requires that, at or as of immediately prior to the Closing, the aggregate cash of RFAC, after deducting the aggregate amount of all payments required to be made by RFAC in connection with redemptions by RFAC Public Stockholders and before payment of any RFAC and Company transaction expenses, is equal to at least $25 million.
If such condition is not met, and such condition is not or cannot be waived by the parties to the Merger Agreement, then the Merger Agreement could terminate, and the proposed Business Combination may not be consummated.
If such condition is waived and the Business Combination is consummated, the cash held by PubCo and its subsidiaries in the aggregate, after the Closing may not be sufficient to allow them to operate and pay their expenses and liabilities as they become due. Furthermore, PubCo’s affiliates are not obligated to make loans to it or invest in it in the future after the Business Combination. The additional exercise of redemption rights with respect to a large number of RFAC Public Stockholders may make PubCo unable to take such actions as may be desirable in order to optimize its capital structure after the Closing and it may not be able to raise additional financing from unaffiliated parties necessary to fund its expenses and liabilities after the Closing.
RFAC, PubCo and/or the Company may seek to arrange for additional third party financing which may be in the form of debt (including bank debt or convertible notes) or equity (including the sale of shares pursuant to additional PIPE subscriptions), the proceeds of which would be used to repay amounts outstanding under existing Company indebtedness at Closing or for other purposes (including, in the case of RFAC, to satisfy the Available Cash amount required to consummate the Business Combination). Such additional third-party financing may not be available to RFAC, PubCo and/or the Company. Even if such third-party financing is available, the ability of RFAC, PubCo or the Company to obtain such financing is subject to restrictions set forth in the Merger Agreement, including the consent of the other party. Furthermore, raising such additional financing may result in the incurrence of indebtedness at higher than desirable levels, or such terms may not be as attractive as those under the Company’s existing indebtedness.
If we seek stockholder approval of our Business Combination, our Sponsor, Initial Stockholders, directors, executive officers, advisors and their affiliates may elect to purchase shares of RFAC Class A Common Stock, RFAC Public Rights, or RFAC Public Warrants from Stockholders, which may influence a vote on a proposed business combination and reduce the public “float” of our RFAC Class A Common Stock.
If we seek stockholder approval of our Business Combination and we do not conduct redemptions in connection with our Business Combination pursuant to the tender offer rules, our Sponsor, Initial Stockholders, directors, executive officers, advisors or their affiliates may purchase RFAC Public Shares, RFAC Public Rights, or RFAC Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination, although they are under no obligation to do so. There is no limit on the number of shares our Initial Stockholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. Additionally, at any time or prior to our Business Combination subject to applicable securities laws (including with respect to material non-public information), our Initial Stockholders, directors, officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire RFAC Public Shares, vote their RFAC Public Shares in favor of our Business Combination, or not redeem their RFAC Public Shares at all. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase RFAC Public Shares, RFAC Public Rights, or RFAC Public Warrants in such transactions. Such purchases may include a contractual acknowledgment that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.
If our Sponsor, Initial Stockholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from RFAC Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our Business Combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of RFAC Public Warrants could be to reduce the number of RFAC Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our Business Combination. Any such purchases of our securities may result in the completion of our Business Combination that may not otherwise have been possible. We expect any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of our RFAC Class A Common Stock, RFAC Public Rights, or RFAC Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.
RFAC cannot be certain as to the number of RFAC Public Shares that will be redeemed and the potential impact to RFAC Stockholders who do not elect to redeem their RFAC Public Shares.
There is no guarantee that a RFAC Stockholder’s decision whether to redeem its shares of RFAC Class A Common Stock for a pro rata portion of the Trust Account will put the RFAC Stockholder in a better future economic position. RFAC can give no assurance as to the price at which a RFAC Stockholder may be able to sell its PubCo Ordinary Shares in the future following the Closing or its shares of RFAC Class A Common Stock following any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, and including redemptions of RFAC Public Shares may cause an increase or decrease in the share price of RFAC or PubCo, as applicable, and may result in a lower value realized now than a RFAC Stockholder might realize in the future had the RFAC Stockholder not redeemed its RFAC Public Shares. Similarly, if a RFAC Stockholder does not redeem its RFAC Public Shares, the RFAC Stockholder will bear the risk of ownership of the RFAC Public Shares or PubCo Ordinary Shares, as applicable, after the consummation of any initial business combination, and there can be no assurance that a RFAC Stockholder can sell its shares in the future for a greater amount than the redemption price for RFAC Public Shares. A RFAC Stockholder should consult its own tax and/or financial advisor for assistance on how this may affect its individual situation.
RFAC Stockholders should be aware that while RFAC is unable to predict the price per PubCo Ordinary Share following the consummation of the Business Combination (and accordingly it is unable to calculate the potential impact of redemptions on the per share market price of RFAC Public Shares owned by non-redeeming RFAC Stockholders), increased levels of redemptions by RFAC Stockholders may be a result of the price per share of RFAC Class A Common Stock falling below the redemption price. We expect that more RFAC Stockholders may elect to redeem their RFAC Public Shares if the share price of the RFAC Class A Common Stock is below the projected redemption price of $[•] per share, and we expect that more RFAC Stockholders may elect not to redeem their RFAC Public Shares if the share price of the RFAC Class A Common Stock is above the projected redemption price of $[•] per share. Each RFAC Public Share that is redeemed will represent both (i) a reduction, equal to the amount of the redemption price, of the cash that will be available to PubCo from the Trust Account and (ii) an increase in each RFAC Stockholder’s pro rata ownership interest in PubCo following the consummation of the Business Combination. In addition, in the event that more than [•] RFAC Public Shares are redeemed, the Minimum Cash as set forth in the Merger Agreement may not be satisfied, and the Business Combination may not be consummated (although such condition may be waived by the Company).
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate a Business Combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your RFAC Public Shares, RFAC Public Rights, or RFAC Public Warrants, potentially at a loss.
Our RFAC Public Stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) our completion of a Business Combination, and then only in connection with those shares of RFAC Class A Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any RFAC Public Shares properly tendered in connection with a stockholder vote to amend our RFAC Charter to modify the substance or timing of our obligation to redeem 100% of our RFAC Public Shares if we do not complete our Business Combination within the September 28, 2024 (the “Revised Extension Deadline”) or with respect to any other material provisions relating to stockholders’ rights or pre-Business Combination activity, and (iii) the redemption of our RFAC Public Shares if we are unable to complete a Business Combination within the Revised Extension Deadline, subject to applicable law and as further described herein. In addition, if our plan to redeem our Public Shares if we are unable to complete a Business Combination the Revised Extension Deadline is not completed for any reason, compliance with Delaware law may require that we submit a plan of dissolution to our then-existing stockholders for approval prior to the distribution of the proceeds held in our Trust Account. In that case, RFAC Public Stockholders may be forced to wait beyond the Revised Extension Deadline before they receive funds from our Trust Account. In no other circumstances will a RFAC Public Stockholder have any right or interest of any kind in the Trust Account. In the event RFAC decides to exercise the Extension Option, investors will not have voting rights nor redemption rights in connection with such additional three-month extensions. Holders of warrants and rights will not have any right to the proceeds held in the Trust Account with respect to the warrants or rights. Accordingly, to liquidate your investment, you may be forced to sell your RFAC Public Shares, RFAC Public Rights, or RFAC Public Warrants, potentially at a loss.
The RFAC Board may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the RFAC Public Stockholders.
If the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per share and (ii) the actual amount per RFAC Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per RFAC Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.
While RFAC currently expects that its independent directors would take legal action on RFAC’s behalf against the Sponsor to enforce its indemnification obligations to RFAC, it is possible that RFAC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If RFAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the RFAC Public Stockholders may be reduced below $10.10 per share.
RFAC Stockholders may be held liable for claims by third parties against RFAC to the extent of distributions received by them upon redemption of their RFAC Public Shares.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our RFAC Public Stockholders upon the redemption of our RFAC Public Shares if we do not complete our Business Combination by the Revised Extension Deadline may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our Public Shares as soon as reasonably possible following the 12th month (or the Revised Extension Deadline) from the date our Initial Public Offering closed if we do not complete our Business Combination and, therefore, we do not intend to comply with the foregoing procedures.
Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the ten years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers and investment bankers) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to RFAC Public Stockholders upon the redemption of the RFAC Public Shares in the event RFAC does not complete an initial business combination within the required time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
The ability of PubCo’s management to operate the business successfully following the Closing will be largely dependent upon the efforts of certain key personnel of the Company. The loss of such key personnel could negatively impact the operations and financial results of the combined business.
The ability of PubCo’s management to operate the business successfully following the Closing is dependent upon the efforts of certain key personnel of the Company. Although RFAC expects key personnel to remain with PubCo following the Closing, there can be no assurance that they will do so. It is possible that the Company or PubCo will lose some key personnel, the loss of which could negatively impact the operations and profitability of PubCo. Furthermore, following the Closing, certain of the key personnel of the Company may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause PubCo to have to expend time and resources helping them become familiar with such requirements.
Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, and a particular business combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following our Business Combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.
Our key personnel may be able to remain with our company after the completion of our Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations would take place simultaneously with the negotiation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the Business Combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, subject to their fiduciary duties under Delaware law.
We may not hold an annual meeting of stockholders until after the consummation of our Business Combination, which could delay the opportunity for our stockholders to elect directors.
In accordance with Nasdaq’s corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the DGCL, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws unless such election is made by written consent in lieu of such a meeting. We may not hold an annual meeting of stockholders to elect new directors prior to the consummation of our Business Combination, and thus we may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our Business Combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.
The grant of registration rights to our Initial Stockholders and holders of our RFAC Private Placement Warrants may make it more difficult to complete our Business Combination, and the future exercise of such rights may adversely affect the market price of our shares of RFAC Class A Common Stock.
Pursuant to an agreement entered into concurrently with the issuance and sale of the securities in our IPO, our Initial Stockholders and their permitted transferees can demand that we register the shares of RFAC Class A Common Stock into which Sponsor Founder Shares are convertible, holders of our RFAC Private Placement Warrants and their permitted transferees can demand that we register the RFAC Private Placement Warrants and the RFAC Class A Common Stock issuable upon exercise of the RFAC Private Placement Warrants and holders of warrants that may be issued upon conversion of working capital loans may demand that we register such warrants or the RFAC Class A Common Stock issuable upon conversion of such warrants.
Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.
In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus provided to stockholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require PubCo, RFAC and/or the Company to incur significant costs and draw the attention of their respective management teams away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect PubCo’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the expected timeframe.
The PubCo Ordinary Shares to be received by RFAC Stockholders as a result of the Business Combination will have different rights from shares of RFAC Common Stock.
Following completion of the Business Combination, RFAC Public Stockholders will no longer be RFAC Stockholders but will instead be shareholders of PubCo. There will be important differences between your current rights as a RFAC Stockholder and your rights as a PubCo shareholder. See “Comparison Of Corporate Governance And Shareholder Rights” for a discussion of the different rights associated with the securities.

We may issue additional shares of RFAC Class A Common Stock or shares of preferred stock to complete our Business Combination or under an employee incentive plan after completion of our Business Combination. We may also issue shares of RFAC Class A Common Stock upon the conversion of the Sponsor Founder Shares at a ratio greater than one-to-one at the time of our Business Combination as a result of the anti-dilution provisions contained in our RFAC Charter. Any such issuances would dilute the interest of our stockholders and likely present other risks.
Our RFAC Charter authorizes the issuance of up to 380,000,000 shares of RFAC Class A Common Stock, par value $0.0001 per share, 20,000,000 shares of RFAC Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of [•], 2024 there are currently [5,819,649] shares of RFAC Class A Common Stock and no shares of RFAC Class B Common Stock authorized and issued. The RFAC Class B Common Stock is automatically convertible into RFAC Class A Common Stock concurrently with or immediately following the consummation of our Business Combination, initially at a one-for-one ratio but subject to adjustment as set forth herein and in our RFAC Charter. There are currently no shares of preferred stock issued and outstanding.
We may issue a substantial number of additional shares of RFAC Class A Common Stock or shares of preferred stock to complete our Business Combination or under an employee incentive plan after completion of our Business Combination. We may also issue shares of RFAC Class A Common Stock upon conversion of the RFAC Class B Common Stock, at any time at the option of the holder, and at a ratio greater than one-to-one at the time of our Business Combination as a result of the anti-dilution provisions as set forth therein. However, our RFAC Charter provides, among other things, that prior to our Business Combination, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with our RFAC Public Shares (a) on any Business Combination or (b) to extend the deadline to consummate a Business Combination except pursuant to the terms of the RFAC Charter or (y) amend the foregoing provisions. These provisions of our RFAC Charter, like all provisions of our RFAC Charter, may be amended with a stockholder vote. The issuance of additional shares of common stock or shares of preferred stock:
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may significantly dilute the equity interest of investors from our IPO;

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may subordinate the rights of holders of RFAC Class A Common Stock if shares of preferred stock are issued with rights senior to those afforded our RFAC Class A Common Stock;

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could cause a change in control if a substantial number of shares of RFAC Class A Common Stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

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may adversely affect prevailing market prices for our RFAC Units, RFAC Class A Common Stock, RFAC Public Rights, and/or RFAC Public Warrants.

Provisions in our RFAC Charter and Delaware law may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our shares of RFAC Class A Common Stock and could entrench management.
Our RFAC Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred stock, which may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

In order to effectuate a Business Combination, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our RFAC Charter or governing instruments in a manner that will make it easier for us to complete our Business Combination that our stockholders may not support.
In order to effectuate a Business Combination, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and governing instruments, including their warrant agreements. For example, special purpose acquisition companies have amended the definition of business combination, increased redemption thresholds and extended the time to consummate a Business Combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. Amending Article IX of our RFAC Charter requires the approval of holders of at least 65% of our common stock, and amending our warrant agreement requires a vote of holders of at least 50% of the RFAC Public Warrants and, solely with respect to any amendment to the terms of the RFAC Private Placement Warrants or any provision of the warrant agreement with respect to the RFAC Private Placement Warrants, 50.1% of the number of the then outstanding RFAC Private Placement Warrants. In addition, our RFAC Charter requires us to provide our RFAC Public Stockholders with the opportunity to redeem their RFAC Public Shares for cash if we propose an amendment to our RFAC Charter to modify the substance or timing of our obligation to redeem 100% of our RFAC Public Shares if we do not complete a Business Combination within the Revised Extension Deadline or with respect to any other material provisions relating to stockholders’ rights or pre-Business Combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered through this Registration Statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend our RFAC Charter or governing instruments or extend the time to consummate a Business Combination in order to effectuate our Business Combination.
We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our Business Combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.
When evaluating the desirability of effecting our Business Combination with a prospective target business, our ability to assess the target business’s management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target business’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any stockholders, right holders, or warrant holders who choose to remain stockholders, right holders, or warrant holders following the Business Combination could suffer a reduction in the value of their securities. Such stockholders, right holders, or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the Business Combination contained an actionable material misstatement or material omission.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our Business Combination.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
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Restrictions on the nature of our investments; and

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Restrictions on the issuance of securities, each of which may make it difficult for us to complete our Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:
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Registration as an investment company with the SEC;

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Adoption of a specific form of corporate structure; and

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Reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a Business Combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.
We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our Business Combination; (ii) the redemption of any RFAC Public Shares properly tendered in connection with a stockholder vote to amend our RFAC Charter to modify the substance or timing of our obligation to redeem 100% of our RFAC Public Shares if we do not complete our Business Combination by the Revised Extension Deadline; and (iii) absent a Business Combination by the Revised Extension Deadline or with respect to any other material provisions relating to stockholders’ Rights or pre-Business Combination activity, our return of the funds held in the Trust Account to our RFAC Public Stockholders as part of our redemption of the RFAC Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a Business Combination. If we are unable to complete our Business Combination, our RFAC Public Stockholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to RFAC Public Stockholders, and our Warrants and Rights will expire worthless.
Subsequent to our completion of our Business Combination, we may be required to take write- downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing to partially finance the Business Combination or thereafter. Accordingly, any stockholders, right holders, or warrant holders who choose to remain stockholders, right holders, or warrant holders following the Business Combination could suffer a reduction in the value of their securities. Such stockholders, right holders, or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy materials or tender offer documents, as applicable, relating to the Business Combination contained an actionable material misstatement or material omission.
The securities in which we invest the proceeds held in the Trust Account could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per-share redemption amount received by stockholders may be less than $10.10 per share.
The proceeds held in the Trust Account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. While short-term U.S. treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event of very low or negative yields, the amount of interest income (which we may use to pay our taxes, if any) would be reduced. In the event that we are unable to complete our Business Combination, our RFAC Public Stockholders are entitled to receive their pro-rata share of the proceeds then held in the Trust Account, plus any interest income (less up to $100,000 of interest to pay dissolution expenses). If the balance of the Trust Account is reduced below $29,430,708 as a result of negative interest rates, the amount of funds in the Trust Account available for distribution to our RFAC Public Stockholders may be reduced below $10.10 per share.
Unanticipated changes in our effective tax rate or challenges by tax authorities could harm our future results.
We are subject to income taxes in the United States and may become subject to various non-U.S. jurisdictions as well. Our effective tax rate could be adversely affected by changes in the allocation of our pre-tax earnings and losses among countries with differing statutory tax rates, in certain non-deductible expenses as a result of acquisitions, in the valuation of our deferred tax assets and liabilities, or in federal, state, local or non-U.S. tax laws and accounting principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. Increases in our effective tax rate would adversely affect our operating results. In addition, we may be subject to income tax audits by various tax jurisdictions throughout the world. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.
If we effect a Business Combination with a company located outside of the United States, the laws applicable to such company will likely govern all of our material agreements and we may not be able to enforce our legal rights.
The laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.
If we effect our Business Combination with a company located outside of the United States, we would be subject to a variety of additional risks that may adversely affect us.
If we pursue a target company with operations or opportunities outside of the United States for our Business Combination, we may face additional burdens in connection with investigating, agreeing to and completing such Business Combination, and if we effect such Business Combination, we would be subject to a variety of additional risks that may negatively impact our operations.
If we pursue a target a company with operations or opportunities outside of the United States (although we will not effect our Business Combination with any entity with its principal business operations in China, including Hong Kong and Macau) for our Business Combination, we would be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing our Business Combination, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.
If we effect our Business Combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:
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costs and difficulties inherent in managing cross-border business operations;

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rules and regulations regarding currency redemption;

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complex corporate withholding taxes on individuals;

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laws governing the manner in which future business combinations may be effected;

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exchange listing and/or delisting requirements;

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tariffs and trade barriers;

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regulations related to customs and import/export matters;

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local or regional economic policies and market conditions;

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unexpected changes in regulatory requirements;

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challenges in managing and staffing international operations;

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longer payment cycles;

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tax issues, such as tax law changes and variations in tax laws as compared to the United States;

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currency fluctuations and exchange controls;

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rates of inflation;

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challenges in collecting accounts receivable;

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cultural and language differences;

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employment regulations;

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underdeveloped or unpredictable legal or regulatory systems;

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corruption;

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protection of intellectual property;

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social unrest, crime, strikes, riots and civil disturbances;

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regime changes and political upheaval;

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terrorist attacks and wars; and

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deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such Business Combination, or, if we complete such Business Combination, our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.
If a country in Asia (excluding China) enacts regulations in industry segments that forbid or restrict foreign investment, our ability to consummate our Business Combination could be severely impaired.
Many of the rules and regulations that companies face concerning foreign ownership are not explicitly communicated. If new laws or regulations forbid or limit foreign investment in industries in which we want to complete our Business Combination, they could severely impair our candidate pool of potential target businesses. Additionally, if the relevant central and local authorities find us or the target business with which we ultimately complete our Business Combination to be in violation of any existing or future laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:
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Levying fines;

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Revoking our business and other licenses;

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Requiring that we restructure our ownership or operations; and

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Requiring that we discontinue any portion or all of our business.

Any of the above could have an adverse effect on our company post-business combination and could materially reduce the value of your investment.
We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.
Certain of our directors are citizens of countries other than the United States. In addition, PubCo, the company with which we entered into the Merger Agreement, is a Cayman Islands exempted company with operations in Singapore and certain of its directors are citizens of countries other than the United States. While we believe that the nature of RFAC’s business, and the nature of the businesses of PubCo should not make the transaction subject to U.S. foreign regulations or review by a U.S. government entity, it is possible that the Business Combination may be subject to a CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.
Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by September 28, 2024 (or such later date as may be approved by the RFAC Stockholders in an amendment to the RFAC Charter) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.
Risks Relating to PubCo Operating as a Public Company
GCL Group’s management team has limited experience managing a public company.
The members of GCL Group’s management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it will now be subject to relating to reporting, procedures and internal controls, and the PubCo management team may not successfully or efficiently manage its transition to being a public company. These new obligations and scrutiny will require significant attention from management and could divert their attention away from the day-to-day management of GCL Group’s business, which could adversely affect its business, financial condition and operating results.
In the future, if PubCo fails to implement and maintain an effective system of internal controls, PubCo may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of PubCo’s Ordinary Shares may be materially and adversely affected.
Upon completion of the Business Combination, PubCo will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that PubCo include a report from management on the effectiveness of PubCo’s internal control over financial reporting in PubCo’s annual report on Form 20-F beginning with PubCo’s annual report in PubCo’s second annual report on Form 20-F after becoming a public company. In addition, once PubCo ceases to be an “emerging growth company” as such term is defined in the JOBS Act, PubCo’s independent registered public accounting firm must attest to and report on the effectiveness of PubCo’s internal control over financial reporting. Moreover, even if PubCo’s management concludes that PubCo’s internal control over financial reporting is effective, PubCo’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with PubCo’s internal controls or the level at which PubCo’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from PubCo. In addition, after PubCo becomes a public company, PubCo’s reporting obligations may place a significant strain on PubCo’s management, operational and financial resources and systems for the foreseeable future. PubCo may be unable to timely complete its evaluation testing and any required remediation.
During the course of documenting and testing PubCo’s internal control procedures, in the event that PubCo identifies weaknesses and deficiencies in PubCo’s internal control over financial reporting, and fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, PubCo may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if PubCo fails to achieve and maintain an effective internal control environment, it could result in material misstatements in PubCo’s financial statements and could also impair PubCo’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, PubCo’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose PubCo to increased risk of fraud or misuse of corporate assets and subject PubCo to potential delisting from the stock exchange on which PubCo lists, regulatory investigations and civil or criminal sanctions. PubCo may also be required to restate its financial statements from prior periods. PubCo will incur increased costs as a result of being a public company.
Upon completion of the Business Combination, PubCo will become a public company and expect to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, PubCo will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and PubCo may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, PubCo will incur additional costs associated with its public company reporting requirements. It may also be more difficult for PubCo to find qualified persons to serve on its board of directors or as executive officers.
After PubCo is no longer an “emerging growth company,” PubCo may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.
If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.
As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.
Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.
PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.
Although as a foreign private issuer, PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.
PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.
In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:
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a limited availability for market quotations for its securities;

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reduced liquidity with respect to its securities;

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a determination that its ordinary shares is a “penny stock,” which will require brokers trading in PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo Ordinary Shares;

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limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under Cayman Islands law.
PubCo is an exempted company incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by PubCo’s Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against PubCo or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against PubCo’s assets or the assets of PubCo’s directors and officers.
Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under PubCo’s Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.
As a “controlled company” under the rules of the Nasdaq Capital Market, PubCo may choose to exempt itself from certain corporate governance requirements that could have an adverse effect on our public shareholders.
We expect that Mr. Jacky Choo See Wee, our Group Chairman, will hold a majority of the voting power of the PubCo following the completion of the Business Combination. Accordingly, PubCo will be a “controlled company” within the meaning of Nasdaq Listing Rule 5615(c). PubCo therefore, will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market. PubCo’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price.
As a controlled company, PubCo will qualify for, and our board of directors, the composition of which is and will be controlled by Mr. Choo, may rely upon, exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:
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a majority of the board of directors consist of independent directors;

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compensation of officers, including that of the CEO, be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

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director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, Public Shareholders would not be afforded the same protections afforded to the shareholders of other Nasdaq-listed companies that are subject to these corporate governance requirements.
We do not currently intend to rely on the “controlled company” exemption under the Nasdaq listing rules. However, we may elect to avail ourselves of these exemptions in the future.
There may be sales of a substantial amount of PubCo Ordinary Shares after the Business Combination by the current shareholders of RF Acquisition Corp. or GCL, and these sales could cause the price of PubCo’s securities to fall.
Incentive Shares amounting to 2,000,000 PubCo Ordinary Shares that may be issued by PubCo to Sponsor at closing in connection with non-redemption or similar agreements or sources of Transaction Financing, will not be subject to any lock-up provisions. After the Business Combination, there will be approximately [      ] PubCo Ordinary Shares outstanding (assuming no RFAC Public Stockholders exercise redemption rights with respect to their RFAC Common Stock upon consummation of the Business Combination) including [   ] shares of RFAC Class A Common Stock held by the Sponsor and [   ] PubCo Ordinary Shares held by the GCL Shareholders that will be subject to certain lock-up arrangements. Following completion of the Business Combination, and assuming no RFAC Public Stockholders exercise redemption rights with respect to their RFAC Class A Common Stock upon consummation of the Business Combination, PubCo expects that approximately [  ]% of the PubCo Ordinary Shares will be held by entities affiliated with PubCo and its executive officers and directors.
After the Business Combination and pursuant to the Registration Rights Agreement, certain shareholders will be entitled to demand that PubCo registers the resale of 5,000,000 warrants convertible into shares, and approximately 8,075,000 shares (including 5,000,000 shares issuable upon exercise of the warrants), of PubCo Ordinary Shares subject to certain minimum requirements. These shareholders will also have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Business Combination.

Upon effectiveness of any registration statement PubCo files pursuant to the Registration Rights Agreement, and upon the expiration of the lock-up periods applicable to the parties to the Lock-Up Agreement, these parties may sell large amounts of PubCo Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the share price of PubCo Ordinary Shares or putting significant downward pressure on the price of PubCo Ordinary Shares.
Sales of substantial amounts of PubCo Ordinary Shares in the public market after the Business Combination, or the perception that such sales will occur, could adversely affect the market price of PubCo Ordinary Shares and make it difficult for us to raise funds through securities offerings in the future.
PubCo does not expect to declare any dividends in the foreseeable future.
After the Closing, PubCo does not anticipate declaring any cash dividends to holders of PubCo Ordinary Shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about PubCo, its business, or its market, or if they change their recommendations regarding PubCo Ordinary Shares adversely, then the price and trading volume of PubCo Ordinary Shares or PubCo Public Warrants could decline.
The trading market for PubCo Ordinary Shares and PubCo Public Warrants will be influenced by the research and reports that industry or securities analysts may publish about PubCo, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on PubCo. If no securities or industry analysts commence coverage of PubCo, PubCo Ordinary Shares and PubCo Public Warrants price and trading volume would likely be negatively impacted. If any of the analysts who may cover PubCo change their recommendation regarding PubCo Ordinary Shares and PubCo Public Warrants adversely, or provide more favorable relative recommendations about PubCo’s competitors, the price of PubCo Ordinary Shares and PubCo Public Warrants would likely decline. If any analyst who may cover RFAC were to cease coverage of PubCo or fail to regularly publish reports on it, PubCo could lose visibility in the financial markets, which could cause the price or trading volume of PubCo Ordinary Shares or PubCo Public Warrants to decline.
Risks for any holders of PubCo Public Warrants following the Business Combination.
Following the Business Combination, PubCo may redeem your PubCo Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such warrants. PubCo will have the ability to redeem outstanding PubCo Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $[•] per warrant, provided that the closing price of the PubCo Ordinary Shares equals or exceeds $[•] per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 Trading Days within a 30 Trading Day period ending on the third Trading Day prior to the date on which a notice of redemption is sent to the warrant holders. PubCo will not redeem the warrants as described above unless a registration statement under the Securities Act covering the PubCo Ordinary Shares issuable upon exercise of such warrants is effective and a current prospectus relating to those PubCo Ordinary Shares is available throughout the 30-day redemption period. If and when the PubCo Public Warrants become redeemable by PubCo, if PubCo has elected to require the exercise of PubCo Public Warrants on a cashless basis, PubCo will not redeem the warrants as described above if the issuance of PubCo Ordinary Shares upon exercise of PubCo Public Warrants is not exempt from registration or qualification under applicable state securities laws or PubCo is unable to effect such registration or qualification. Redemption of the outstanding PubCo Public Warrants could force you (i) to exercise your PubCo Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your PubCo Public Warrants at the then-current market price when you might otherwise wish to hold your PubCo Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding PubCo Public Warrants are called for redemption, is likely to be substantially less than the market value of your PubCo Public Warrants. The closing price for the RFAC Common Stock as of [•], 2024 was $[•] and has never exceeded the $[•] threshold that would trigger the right to redeem the PubCo Public Warrants following the Closing.

PubCo will be deemed to be an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, PubCo Ordinary Shares may be less attractive to investors.
PubCo will be deemed to be an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and it intends to take advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of PubCo’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
PubCo may take advantage of these reporting exemptions until it is no longer an emerging growth company. PubCo will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (b) in which PubCo has total annual gross revenue of at least $1.07 billion, or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which PubCo has issued more than $1.0 billion in non-convertible debt during the prior three-year period.
PubCo cannot predict if investors will find its ordinary shares less attractive because it will rely on the accommodations and exemptions available to emerging growth companies. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market for PubCo Ordinary Shares and PubCo’s share price may be more volatile.
Risks Related to the Ownership of PubCo Securities After the Business Combination
There can be no assurance that the PubCo Ordinary Shares that will be issued in connection with the Business Combination or the PubCo Public Warrants will remain listed on the Trading Market after approval of its listing following the Closing, or that PubCo will be able to comply with the continued listing standards of the Trading Market.
PubCo intends to apply for the listing of the PubCo Ordinary Shares and PubCo Public Warrants on the Trading Market. If after listing, the Trading Market chooses to delist PubCo for failure to meet the listing standards, PubCo and its shareholders could face significant material adverse consequences including:
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a limited availability of market quotations for its securities;

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reduced liquidity for its securities;

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a determination that PubCo Ordinary Shares are a “penny stock” which will require brokers trading in the PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, a U.S. federal statute, prevents or preempts U.S. states from regulating the sale of certain securities, which are referred to as “covered securities.” If the PubCo Ordinary Shares and PubCo Public Warrants are listed on the Trading Market, they will be covered securities. Although the states are preempted from regulating the sale of PubCo’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While PubCo is not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if PubCo was not listed on the Trading Market, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

A market for PubCo’s securities may not continue, which would adversely affect the liquidity and price of PubCo’s securities.
Following the Business Combination, the price of PubCo’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for PubCo’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of PubCo’s securities after the Business Combination can vary due to general economic conditions and forecasts, PubCo’s general business condition and the release of PubCo’s financial reports. Additionally, if its securities are not listed on, or become delisted from, the Trading Market for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on the Trading Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of RFAC’s securities or, following the Closing, PubCo’s securities, may decline.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of RFAC’s securities prior to the Closing may decline. The market values of PubCo’s securities at the time of the Business Combination may vary significantly from the prices of RFAC’s securities on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which RFAC Stockholders will vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of PubCo’s securities could contribute to the loss of all or part of your investment. Currently, there is no public market for the Company’s securities. Accordingly, the valuation ascribed to the Company may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for PubCo’s securities develops and continues, the trading price of PubCo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond PubCo’s control. Any of the factors listed below could have a material adverse effect on your investment in PubCo’s securities and PubCo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of PubCo’s securities may not recover and may experience a further decline.
Factors affecting the trading price of PubCo’s securities may include:
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actual or anticipated fluctuations in PubCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about PubCo’s operating results;

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success of competitors;

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PubCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning PubCo or the industries in which the Company operates;

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operating and share price performance of other companies that investors deem comparable to PubCo;

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PubCo’s ability to market new and enhanced products and technologies on a timely basis;

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changes in laws and regulations affecting PubCo’s business;

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PubCo’s ability to meet compliance requirements;

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commencement of, or involvement in, litigation involving PubCo;

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changes in PubCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of PubCo Ordinary Shares available for public sale;

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any major change in the PubCo Board or management;

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sales of substantial amounts of PubCo Ordinary Shares by PubCo’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of PubCo’s securities irrespective of PubCo’s operating performance. The stock market in general, and the Trading Market in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of PubCo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to PubCo could depress PubCo’s share price regardless of PubCo’s business, prospects, financial conditions or results of operations. A decline in the market price of PubCo’s securities also could adversely affect PubCo’s ability to issue additional securities and PubCo’s ability to obtain additional financing in the future.
Failure to maintain effective internal controls over financial reporting could have a material adverse effect on PubCo’s business, operating results and stock price.
Prior to the consummation of the Business Combination, the Company is neither a publicly listed company, nor an affiliate of a publicly listed company, and has not dedicated accounting personnel and other resources to address internal control and other procedures commensurate with those of a publicly listed company. Effective internal control over financial reporting is necessary to increase the reliability of financial reports.
The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of the Company as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If PubCo is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of PubCo ordinary shares.
Prior to the Business Combination, neither the Company nor its auditors were required to perform an evaluation of internal control over financial reporting as of March 31, 2023 and 2022 in accordance with the provisions of the Sarbanes-Oxley Act as it was a private company. In connection with the preparation of the Company’s consolidated financial statements for fiscal years 2023 and 2022, the Company identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to (i) lack of accounting staff and resources with appropriate knowledge of accounting principles generally accepted in the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements, and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. To remediate the material weaknesses, the Company has begun, and will continue, to (A) hire additional finance and accounting staff with qualifications and work experience in GAAP and SEC reporting requirements to formalize the key internal control over financial reporting; (B) allocate sufficient resources to prepare and review financial statements and related disclosures in accordance with GAAP and SEC reporting requirements; and (C) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

Following the Business Combination, PubCo’s independent registered public accounting firm will not be required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until PubCo’s first Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such evaluation were performed, control deficiencies could be identified by PubCo’s management, and those control deficiencies could also represent one or more material weaknesses. In addition, PubCo cannot predict the outcome of this determination and whether PubCo will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years PubCo is unable to assert that PubCo’s internal control over financial reporting is effective, or if PubCo’s auditors express an opinion that PubCo’s internal control over financial reporting is ineffective, PubCo may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause PubCo’s investors to have less confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of PubCo’s securities.
Each of RFAC and the Company have incurred and will incur substantial costs in connection with the Business Combination and related transactions, such as legal, accounting, consulting and financial advisory fees.
As part of the Business Combination, each of RFAC and the Company are utilizing professional service firms for legal, accounting and financial advisory services. Although the parties have been provided with estimates of the costs for each advisory firm, the total actual costs for their legal, accounting and consulting fees may exceed those estimates. In addition, the companies may retain consulting services to assist in the integration of the businesses. These consulting services may extend beyond the current estimated time frame thus resulting in higher than expected costs.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of March 31, 2023 combines the historical condensed consolidated balance sheet of RFAC as of December 31, 2022, the historical balance sheet of GCL Global as of March 31,2023, respectively, on a pro forma basis as if the Business Combination had been consummated on March 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023 combine the historical financial information of RFAC for the year ended December 31, 2022 and the historical statement of income and comprehensive income of GCL Global for the year ended March 31, 2023, on a pro forma basis as if the Business Combination had been consummated on April 1, 2022, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.
The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.
The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using, and should be read in conjunction with, the following:
•
RFAC’s balance sheet as of December 31, 2022 and the related notes included elsewhere in this proxy statement/ prospectus; and

•
GCL Global’s consolidated balance sheet as of March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023 has been prepared using, and should be read in conjunction with, the following:
•
RFAC’s statements of income for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and

•
GCL Global’s consolidated statements of income and comprehensive income for the year ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

Description of the Business Combination
On October 18, 2023, RFAC, PubCo, GCL BVI, GCL Global and the Sponsor have agreed to the Business Combination under the terms of the Merger Agreement (as amended on December 1, 2023, December 15, 2023, and January 31, 2024) that is described in this proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, among other things, PubCo will form (i) Merger Sub 1, which shall be a Cayman Islands exempted company limited by shares and wholly owned direct subsidiary of PubCo, and (ii) Merger Sub 2, which shall be a Delaware corporation and wholly owned direct subsidiary of PubCo, for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, (a) the Initial Merger, in which Merger Sub 1 shall merge with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo, and (b) the SPAC Merger, in which Merger Sub 2 shall merge with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo. Further, pursuant to the Merger Agreement, on February 14, 2024, GCL BVI and GCL Global have caused certain other entities as provided in the Merger Agreement to complete the Restructuring.
Accounting for the Business Combination
The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, RFAC will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, GCL Global’s shareholders are expected to have a majority of the voting power of the combined company, GCL Global will comprise all of the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of GCL Global.
Basis of Pro Forma Presentation
The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of RFAC’s common stock.
•
Assuming No Redemptions (Scenario 1): This presentation assumes that no RFAC Public Stockholders exercise their right to redeem their RFAC Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•
Assuming Maximum Redemptions (Scenario 2): This presentation assumes that a maximum of 513,389 RFAC Public Shares issued and outstanding as of the Record Date are redeemed, resulting in an aggregate cash payment of approximately $5.6 million from the Trust Account based on an assumed redemption price of $10.85 per share as of the date of this proxy statement/prospectus. This maximum redemption scenario reflects the maximum number of shares of RFAC Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash of $25,000,000 available to PubCo at closing from Trust Account and the Transaction Financing.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The following table illustrates estimated ownership levels in the combined company, immediately following the consummation of the Business Combination, based on the two levels of redemptions by the RFAC Public Stockholders and the following assumptions:

	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	Ownership in shares	Ownership %	Ownership in shares	Ownership %
RFAC Public Stockholders	3,894,649	3.0%	3,381,260	2.6%
Sponsor and its Affiliates	4,875,000	3.9%	4,875,000	3.8%
EBC	200,000	0.2%	200,000	0.2%
Company Shareholders	120,000,000	92.9%	120,000,000	93.4%
Total	128,969,649	100.0%	128,456,260	100.0%
The table below shows possible sources of dilution and the extent of such dilution that non-redeeming RFAC Public Stockholders could experience in connection with the Closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all RFAC Warrants, which are exercisable for one share of RFAC Class A Common Stock at a price of $11.50 per share. The following table illustrates estimated ownership levels in the Combined company based on the two levels of redemptions by the RFAC Public Stockholders with all possible sources of dilution and the following assumptions:
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
	Ownership in shares	Ownership %	Ownership in shares	Ownership %
RFAC Public Stockholders	3,894,649	2.7%	3,381,260	2.3%
RFAC Initial Stockholders	9,325,500	6.4%	9,325,500	6.4%
EBC Founder Shares	749,500	0.5%	749,500	0.5%
GCL Shareholders	120,000,000	82.2%	120,000,000	82.1%
RFAC warrants	11,500,000	7.9%	11,500,000	7.9%
Total	145,469,649	100.0%	144,956,260	100.0%

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2023
	RFAC				(2) GCL Global (Historical)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	(1) (Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)		Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Assets:
Current assets:
Cash and cash equivalents	$19,759	$77,992	(B)	$1,014,201	$2,543,045	$29,770,966	(F)	$16,568,686	$(5,568,686)	(M)	$11,000,000
	—	916,450	(E)	—	—	(2,595,621)	(H)	—	—		—
	—	—		—	—	(14,000,000)	(I)	—	—		—
	—	—		—	—	(163,905)	(L)	—	—		—
Restricted Cash	—	—		—	1,288,561	—		1,288,561	—		1,288,561
Accounts receivable, net	—	—		—	17,011,647	—		17,011,647	—		17,011,647
Amount due from related parties	—	—		—	2,132,520	—		2,132,520	—		2,132,520
Inventories, net	—	—		—	3,072,146	—		3,072,146	—		3,072,146
Other receivable and other current assets, net	283,400	—		283,400	940,819	—		1,224,219	—		1,224,219
Prepayments, net	—	—		—	2,250,024	—		2,250,024	—		2,250,024
Total current assets	303,159	994,442.00		1,297,601	29,238,762	13,011,440		43,547,803	(5,568,686)		37,979,117
Prepaid expenses – noncurrent	61,403	—		61,403	—	—		61,403	—		61,403
Property and equipment, net	—	—		—	634,241	—		634,241	—		634,241
Definite-lived intangible assets, net	—	—		—	4,224,098	—		4,224,098	—		4,224,098
Indefinite-lived intangible assets	—	—		—	10,535,805	—		10,535,805	—		10,535,805
Goodwill	—	—		—	2,047,154	—		2,047,154	—		2,047,154
Long-term investment	—	—		—	71,045	—		71,045	—		71,045
Operating leases right-of-use assets	—	—		—	826,619	—		826,619	—		826,619
Finance leases right-of-use assets	—	—		—	151,353	—		151,353	—		151,353
Deferred tax assets	—	—		—	94,898	—		94,898	—		94,898
Investments held in Trust Account	117,724,476	2,213,586	(A)	29,770,966	—	(29,770,966)	(F)	—	—		—
	—	1,125,000	(B)	—	—	—		—	—		—
	—	(90,673,661)	(C)	—	—	—		—	—		—
	—	(618,435)	(D)	—	—	—		—	—		—
Total Assets	$118,089,038	$(86,959,068)		$31,129,970	$47,823,975	$(16,759,526)		$62,194,419	$(5,568,686)		$56,625,733
Liabilities, Temporary Equity, and Shareholders” Deficit
Current liabilities:
Banking facilities, current	$—	$—		$—	$9,381,560	$—		$9,381,560	$—		$9,381,560
Account payable	—	—		—	8,532,507	—		8,532,507	—		8,532,507
Account payable, related parties	—	—		—	4,065,721	—		4,065,721	—		4,065,721
Contract liabilities	—	—		—	363,726	—		363,726	—		363,726
Other payables and accrued liabilities	140,312	—		140,312.00	484,573	—		624,885	—		624,885
Operating lease liabilities, current	—	—		—	488,760	—		488,760	—		488,760
Contingent consideration for acquisition, current	—	—		—	759,000	—		759,000	—		759,000
Finance lease liabilities, current	—	—		—	28,486	—		28,486	—		28,486
Amount due to related parties	—	—		—	24,615	—		24,615	—		24,615
Tax payables	478,245	(185,291)	(D)	292,954.00	969,301	—		1,262,255	—		1,262,255
Due to sponsor	476,179	916,450	(E)	1,392,629.00	—	(1,392,629)	(H)	—	—		—
Promissory notes – related parties	—	1,202,992	(B)	1,202,992.00	—	(1,202,992)	(H)	—	—		—
Total current liabilities	1,094,736	1,934,151		3,028,887	25,098,249	(2,595,621)		25,531,515	—		25,531,515
Operating lease liabilities, non-current	—	—		—	336,286	—		336,286	—		336,286
Finance lease liabilities, non-current	—	—		—	88,510	—		88,510	—		88,510
Banking facilities, non-current	—	—		—	837,564	—		837,564	—		837,564
Contingent consideration for acquisition, non-current	—	—		—	3,534,000	—		3,534,000	—		3,534,000

	RFAC				(2) GCL Global (Historical)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
	(1) (Historical)	Transaction Accounting Adjustments	Note	(Pro Forma)		Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Deferred tax liabilities	—	—		—	609,573	—		609,573	—		609,573
Total Liabilities	1,094,736	1,934,151		3,028,887	30,504,182	(2,595,621)		30,937,448	—		30,937,448
Commitments and Contingencies
Class A common stock subject to possible redemption	117,146,232	2,213,586	(A)	29,209,072	—	(29,209,072)	(M)	—	—		—
		1,125,000	(B)
	—	(90,673,661)	(C)	—	—	—		—	—		—
	—	(602,085)	(D)
Ordinary shares subject to possible redemption	—	—		—	163,905	(163,905)	(L)	—	—		—
Stockholders’ Deficit:
Preferred stock	—	—		—	—	—		—	—		—
Common Stock	—	—		—	—	423	(G)	12,897	(51)	(M)	12,846
	—	—		—	—	274	(M)	—	—		—
	—	—		—	—	12,000	(J)	—	—		—
	—	—		—	—	200	(K)	—	—		—
Class A common stock	20	—		20	—	(20)	(G)	—	—		—
Class B common stock	288	—		288	—	(288)	(G)	—	—		—
Ordinary share	—	—		—	2,590	(2,590)	(J)	—
Additional paid-in capital	—	—		—	1,102,505	(1,108,412)	(G)	44,693,281	(5,568,635)	(M)	39,124,646
	—	—		—	—	(9,410)	(J)	—	—		—
	—	—		—	—	19,999,800	(K)	—	—		—
	—	—		—	—	(4,500,000)	(I)	—	—		—
	—	—		—	—	29,208,798	(M)	—	—		—
(Accumulated deficit) Retained earnings	(152,238)	(1,125,000)	(B)	(1,108,297)	13,311,878	1,108,297	(G)	(16,188,122)	—		(16,188,122)
	—	(433,144)	(D)	—	—	(20,000,000)	(K)	—	—		—
	—	602,085	(D)
	—	—		—	—	(9,500,000)	(I)	—	—		—
Accumulated other comprehensive loss	—	—		—	(28,860)	—		(28,860)	—		(28,860)
Non-controlling interests	—	—		—	2,767,775	—		2,767,775	—		2,767,775
Total Shareholders’ Deficit	(151,930)	(956,059)		(1,107,989)	17,155,888	15,209,072		31,256,971	(5,568,686)		25,688,285
Total Liabilities, Temporary Equity, and Shareholders’ Deficit	$118,089,038	$(86,959,068)		$31,129,970	$47,823,975	$(16,759,526)		$62,194,419	$(5,568,686)		$56,625,733

(1)
Derived from the balance sheet of RF Acquisition Corp (“RFAC”) as of December 31, 2022. See RFAC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)
Derived from the balance sheet of GCL Global Limited (“GCL Global”) as of March 31, 2023. See GCL Global’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2023
	(1) RFAC (Historical)	(2) GCL Global (Historical)	Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemptions
			Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues	$—	$77,444,155	$—		$77,444,155	$—		$77,444,155
Cost of revenues	—	(63,598,608)	—		(63,598,608)	—		(63,598,608)
Operating expenses:	—	—	—		—	—		—
General and administrative expenses	(858,479)	(7,555,613)	(9,500,000)	(CC)	(17,914,092)	—		(17,914,092)
Stock based compensation	—	—	(20,000,000)	(DD)	(20,000,000)	—		(20,000,000)
Selling expenses	—	(2,689,213)	—		(2,689,213)	—		(2,689,213)
Total operating expenses	(858,479)	(10,244,826)	(29,500,000)		(40,603,305)	—		(40,603,305)
(Loss) income from Operations	(858,479)	3,600,721	(29,500,000)		(26,757,758)	—		(26,757,758)
Other income (expense)
Interest earned on investment held in Trust Account	1,646,459	—	—		1,646,459	(1,646,459)	(AA)	—
Franchise tax expenses	(199,365)	—	—		(199,365)	—		(199,365)
Other income, net	—	283,397	—		283,397	—		283,397
Interest expense	—	(191,154)	—		(191,154)	—		(191,154)
Change in fair value of acquisition payable	—	(932,152)	—		(932,152)	—		(932,152)
Total other income	1,447,094	(839,909)	—		607,185	(1,646,459)		(1,039,274)
Income (loss) before income taxes	588,615	2,760,812	(29,500,000)		(26,150,573)	(1,646,459)		(27,797,032)
Provision for income taxes	(303,890)	(620,142)	—		(924,032)	—		(924,032)
Net income (loss)	284,725	2,140,670	(29,500,000)		(27,074,605)	(1,646,459)		(28,721,064)
Less: net income attributable to noncontrolling interest	—	154,551	—		154,551	—		154,551
Net income (loss) attributable to ordinary shareholders	$284,725	$1,986,119	$(29,500,000)		$(27,229,156)	$(1,646,459)		$(28,875,615)
Basic and diluted weighted average shares outstanding of Class A common shares, redeemable	8,782,192		(8,782,192)	(BB)	—	—		—
Basic and diluted net income per share, Class A common shares, redeemable	$0.02				$—			$—
Basic and diluted weighted average shares outstanding, Class A and Class B common shares, non-redeemable	2,984,589		125,985,060	(BB)	128,969,649	(513,389)	(BB)	128,456,260
Basic and diluted net income (loss) per share, Class A and Class B common shares, non-redeemable	$0.02				$(0.21)			$(0.22)
Basic and diluted weighted average of ordinary shares outstanding		25,896,000
Basic and diluted earning per share		$0.08

(1)
Derived from the statement of operations of RFAC for the year ended December 31, 2022. See RFAC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)
Derived from the statement of income and comprehensive income of GCL Global for the year ended March 31, 2023 See GCL Gloabl’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 — Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, RFAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC will be stated at historical cost, with no goodwill or other intangible assets recorded.
The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2023. The unaudited pro forma condensed combined statements of operations for year ended March 31, 2023 give pro forma effect to the Business Combination as if it had been consummated on April 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using, and should be read in conjunction with, the following:
•
RFAC’s balance sheet as of December 31, 2022 and the related notes included elsewhere in this proxy statement/ prospectus; and

•
GCL Global’s consolidated balance sheet as of March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2023 has been prepared using, and should be read in conjunction with, the following:
•
RFAC’s statements of income for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and

•
GCL Global’s consolidated statements of income and comprehensive income for the year ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of RFAC and GCL Global.
The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of RFAC’s common stock.
•
Assuming No Redemptions (Scenario 1):   This presentation assumes that no RFAC Public Stockholders exercise their right to redeem their RFAC Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•
Assuming Maximum Redemptions (Scenario 2):   This presentation assumes that a maximum of 513,389 Public Shares issued and outstanding as of the Record Date are redeemed, resulting in an aggregate cash payment of approximately $5.6 million from the Trust Account based on an assumed redemption price of $10.85 per share as of the date of this proxy statement/prospectus. This maximum redemption scenario reflects the maximum number of shares of RFAC Common Stock that may be redeemed and still allow RFAC to meet the Minimum Cash of $25,000,000 available to PubCo at closing from Trust Account and the Transaction Financing.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.
The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that GCL Global believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma combined financial information also reflects certain risks and uncertainties related to the potential redemption into cash of RFAC common stock.
Note 2 — Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). GCL Global has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:
(A)
Reflects the interest income earned from January 1, 2023 to September 30, 2023 in the trust account, which increased the redemption value of RFAC Class A common stock;

(B)
Reflects the $1,202,992 non-interest bearing promissory note from related party subsequent to December 31 ,2022, and deposited $1,125,000 into the trust account in order to extend the available time to complete the Business Combination, which increased the redemption value of RFAC Class A common stock;

(C)
Reflects the redemption of 7,391,973 and 1,363,378 shares of RFAC shares at redemption value of $10.29 and $10.72 per share in March 2023 and December 2023, respectively;

(D)
Reflects the withdrawal from trust account for tax payment remittance;

(E)
Reflects the $916,450 non-interest advances from founder to support RFAC’s working capital subsequent to December 31, 2022;

(F)
Reflects the reclassification of cash held in the Trust Account that becomes available for general use following the Business Combination;

(G)
Reflects the elimination of the historical accumulated deficit of RFAC, the accounting acquiree, into GCL’s additional paid-in capital upon the consummation of the Business Combination; the conversion of 200,000 and 2,875,000 RFAC Class A and Class B common stock, respectively, into RFAC single class common stock; and the issuance of 1,150,000 shares of RFAC’s common stock from the conversion of 11,500,000 rights upon consummation of a Business Combination;

(H)
Reflects the repayments of RFAC’s related parties promissory notes, and due to sponsor;

(I)
Reflects the settlement of approximately $9.5 million of total RFAC estimated transaction costs related to the Business Combination, of which classify as an adjustment to accumulated deficit; and settlement of approximately $4.5 million of total GCL’s estimated transaction costs related to the Business Combination and reclassify into additional paid-in capital upon the closing of the Business Combination;

(J)
Reflects the recapitalization of GCL through (a) the issuance of 120,000,000 shares of RFAC with $0.0001 par value to GCL’s stockholders;

(K)
Reflects the stock compensation expenses of approximately $20 million in connection with the issuance of 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by the Sponsor, in its sole discretion, which such shares shall not be subject to any lock-up period. Pursuant to the Merger Agreement, the Sponsor may direct PubCo to issue all of the Incentive Shares directly to Sponsor at Closing;

(L)
Reflects the redemption of 114,775 shares of GCL’s ordinary shares at redemption value of $1.43; and

(M)
In Scenario 1, reflects the reclassification of 2,744,649 shares of RFAC’s common stock subject to possible redemption to permanent equity at $0.0001 par value with no redemptions. In Scenario 2, which assumes the same facts as described in Items A through L above, but reflects the assumption that the maximum number of 513,389 shares of RFAC’s common stock are redeemed for cash by RFAC’s stockholders to satisfy the $25,000,000 minimum cash closing condition.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations the for the year ended March 31, 2023 are as follows:
(AA)
Represents an adjustment to eliminate interest earned on investment held in Trust Account, net of income tax effect, as if the Business Combination had been consummated on April 1, 2022, the beginning of the earliest period presented;

(BB)
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on April 1, 2022. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. In Scenario 2, this calculation is retroactively adjusted to eliminate the number of 513,389 shares of RFAC are redeemed for cash by RFAC’s shareholders for the entire period;
(CC)
Reflects the approximately $9.5 million of RFAC’s transaction costs to be incurred subsequent to December 31, 2022. This is a non-recurring item; and

(DD)
Reflects the stock compensation expenses of approximately $20 million in connection with the issuance of 2,000,000 PubCo Ordinary Shares to be issued at the Closing as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by the Sponsor, in its sole discretion, which such shares shall not be subject to any lock-up period. Pursuant to the Merger Agreement, the Sponsor may direct PubCo to issue all of the Incentive Shares directly to Sponsor at Closing. This adjustment is considered to be a one-time charge and is not expected to recur.

Note 4 — Loss per Share
Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.
Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the shares of GCL common stock outstanding during the periods.
The unaudited pro forma condensed combined loss per share has been prepared assuming no redemptions and assuming maximum redemptions for the year ended March 31, 2023:
	For the Year Ended March 31, 2023
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the shareholders	$(27,074,605)	$(28,721,064)
Weighted average shares outstanding – basic and diluted	128,969,649	128,456,260
Pro forma loss per share – basic and diluted	$(0.21)	$(0.22)
Weighted average shares calculation, basic and diluted
Common Stock
RFAC Public share	3,894,649	3,894,649
RFAC Initial SPAC Management shares	4,875,000	4,875,000
EBC Founder Shares	200,000	200,000
RFAC Public Shares redeemed	—	(513,389)
RFAC shares issued in the Business Combination	120,000,000	120,000,000
Total weighted average shares outstanding	128,969,649	128,456,260

SPECIAL MEETING OF RFAC STOCKHOLDERS
General
RFAC is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the RFAC Board for use at the Special Meeting to be held on [•], 2024 and at any adjournment or postponement thereof. This proxy statement/prospectus provides RFAC Stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.
Date, Time and Place
The Special Meeting will be held on [•] 2024, at [•] Eastern time. The meeting will be held virtually over the internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at [•].
Purpose of the Special Meeting
RFAC Stockholders are being asked to vote on the Business Combination Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal.
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of RFAC Common Stock at the close of business on [•], 2024 which is the Record Date. You are entitled to one vote for each share of RFAC Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [•] shares of RFAC Common Stock outstanding, of which [•] are RFAC Public Shares, [•] are Founders Shares held by the Sponsor and the independent directors of RFAC, and [•] are EBC Founder Shares held by EBC.
Vote of the Sponsor, Directors and Officers
In connection with the IPO and the appointment of each of its directors and officers, RFAC entered into agreements with the Sponsor and each of its directors and officers pursuant to which each agreed to vote any shares of RFAC Common Stock owned by it in favor of the Business Combination Proposal. These agreements apply to the Sponsor and RFAC’s directors and officers as it relates to the Sponsor Founders Shares and RFAC Common Stock the requirement to vote such shares in favor of the Business Combination Proposal. As a result, we would need only [•], or approximately [•]%, of the [•] RFAC Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved.
In connection with the IPO, EBC, the Sponsor and RFAC’s officers and directors agreed to waive any redemption rights with respect to any shares of RFAC Common Stock held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor, EBC, and RFAC’s officers and directors did not receive separate consideration for the waiver. The Sponsor Founder Shares, EBC Founder Shares, and RFAC Common Stock held by the Sponsor, EBC, and RFAC’s directors and officers have no redemption rights upon RFAC’s liquidation and will be worthless if RFAC fails to consummate a business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter).
Quorum and Required Vote for Proposals
A quorum of RFAC Stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of RFAC Common Stock issued and outstanding and entitled to vote at the Special Meeting is present via the virtual meeting platform or represented by proxy at the Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding shares of RFAC Common Stock as of the Record Date. Accordingly, a RFAC Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal.
The approval of all other Proposals presented in this proxy statement/prospectus require the affirmative vote of a majority of the shares of RFAC Common Stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a RFAC Stockholder’s failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention will have no effect on the outcome of such Proposals.
It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, we will not then consummate the Business Combination. If RFAC does not consummate the Business Combination and fails to complete an initial business combination by [•], 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), RFAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its RFAC Public Stockholders in accordance with the RFAC Charter, subject to payment of RFAC’s tax obligations and up to $100,000 of dissolution expenses.
Abstentions and Broker Non-Votes
Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.
Recommendation of the RFAC Board
The RFAC Board has determined that each of the Proposals presented in this proxy statement/prospectus is fair to and in the best interests of RFAC and its stockholders and has approved such Proposals. The RFAC Board recommends that stockholders vote “FOR” each of the Business Combination Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal.
When you consider the recommendation of the RFAC Board in favor of approval of the Proposals, you should keep in mind that the Sponsor and RFAC’s directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:
•
the RFAC Charter provides that the doctrine of corporate opportunity will not apply with respect to RFAC or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the RFAC Charter or in the future, and RFAC renounces any expectancy that any of the directors or officers of RFAC will offer any such corporate opportunity of which he or she may become aware to RFAC, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of RFAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of RFAC and (i) such opportunity is one RFAC is legally and contractually permitted to undertake and would otherwise be reasonable for RFAC to pursue and (ii) the director or officer is permitted to refer that opportunity to RFAC without violating any legal obligation;

•
unless RFAC consummates an initial business combination, RFAC’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them on behalf of RFAC (no such expenses were incurred that had not been reimbursed as of [•], 2024) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•
the RFAC Private Placement Warrants purchased by the Sponsor for $4,450,500 and by EBC for $549,500 will be worthless if a business combination is not consummated;

•
the Sponsor and EBC have agreed that the RFAC Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after RFAC has completed a business combination, subject to limited exceptions;

•
the fact that Sponsor paid $25,000 or approximately $0.009 per share for the Founders Shares (of which it currently holds 2,875,000), which such Sponsor Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $31.3 million, based on the closing price of RFAC Class A Common Stock on [•], 2024, and that such shares will be worthless if the Business Combination is not consummated and that the Sponsor and its affiliates can earn a positive rate of return on their investment even if RFAC Public Stockholders experience a negative return following the consummation of the Business Combination;

•
the fact that Sponsor and EBC have agreed not to redeem any of the Sponsor Founders Shares and EBC Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
if RFAC does not complete an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), the proceeds from the sale of the RFAC Private Placement Warrants of $5 million, which includes the Sponsor’s RFAC Private Placement Warrants and EBC’s RFAC Private Placement Warrants, will be included in the liquidating distribution to RFAC Public Stockholders and the RFAC Private Placement Warrants will expire worthless;

•
the fact that upon completion of the Business Combination, a business combination marketing fee of $[•] million, $[•] million of M&A advisory fees, and approximately $[•] million of placement agent fees will be payable to EBC, an affiliate of RFAC and the Sponsor;

•
if the Trust Account is liquidated, including in the event RFAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to RFAC if and to the extent any claims by a third party for services rendered or products sold to RFAC, or a prospective target business with which RFAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per RFAC Class A Common Stock and (ii) the actual amount per RFAC Class A Common Stock held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that the Sponsor has made outstanding loans to RFAC in the aggregate amount of $1,392,629 as of [•], 2024, which amount the Sponsor will lose to the extent that RFAC is unable to repay such loans if the amount of such loans exceeds the amount of available proceeds not deposited in the Trust Account if an initial business combination is not completed; and

•
the fact that RFAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Merger Agreement

The existence of the interests described above may result in a conflict of interest on the part of RFAC’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize RFAC’s officers and directors to complete an initial business combination, even if on terms less favorable to RFAC’s stockholders compared to liquidating RFAC, because, among other things, if RFAC is liquidated without completing an initial business combination, the Sponsor’s Founder Shares and RFAC Private Placement Warrants would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $31.3 million based on the closing price of RFAC Class A Common Stock and RFAC Public Warrant on [•], 2024), out-of-pocket expenses advanced by the Sponsor and loans made by the Sponsor to RFAC would not be repaid to the extent such amounts exceed cash held by RFAC outside of the Trust Account (which such expenses and loans, as of [•], 2024, amounted to $1,392,629), and [EBC] would not receive business combination marketing fees, M&A advisory fees and placement agent fees amounting to $[•] million, in the aggregate.

For more information, see the section above entitled “Business Combination Proposal — Interests of Certain Persons in the Transactions.”
Voting Your Shares — Stockholders of Record
Each share of RFAC Common Stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of RFAC Common Stock at the Special Meeting:
You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the RFAC Board “FOR” Business Combination Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.
You Can Attend the Special Meeting and Vote During the Meeting.   You can access the Special Meeting by visiting the website [•]. You will need your control number for access. If you do not have a control number, please contact Continental. Please allow up to 48 hours prior to the meeting for processing your control number. Instructions on how to attend and participate at the Special Meeting are available at [•].
Voting Your Shares — Beneficial Owners
If your RFAC Common Stock is held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you must get a proxy from the broker, bank or other nominee. Please see “— Attending the Special Meeting” below.
Attending the Special Meeting
Only RFAC Stockholders on the Record Date or their legal proxyholders may attend the Special Meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your Control Number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the Company’s transfer agent, Continental Stock Transfer & Trust Company.
Revoking Your Proxy
If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify RFAC’s secretary in writing before the Special Meeting that you have revoked your proxy; or

•
you may attend the Special Meeting, revoke your proxy, and vote via the virtual meeting platform as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares
If you are a stockholder and have any questions about how to vote or direct a vote in respect of your RFAC Common Stock, you may contact our proxy solicitor as follows:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: RFAC.info@investor.morrowsodali.com
No Additional Matters May Be Presented at the Special Meeting
The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal. Under the RFAC Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.
Redemption Rights
Pursuant to the RFAC Charter, any holders of RFAC Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay RFAC’s taxes). For illustrative purposes, based on funds in the Trust Account of $[•] million on [•], 2024, the estimated per share redemption price would have been $[•].
In order to exercise your redemption rights, you must:
prior to [•] PM Eastern Time on [•], 2024 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your RFAC Public Shares for cash to Continental Stock Transfer & Trust Company, RFAC’s transfer agent, at the following address:
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Email: proxy@continentalstock.com
In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of RFAC Common Stock; and deliver your RFAC Public Shares either physically or electronically through DTC to RFAC’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is RFAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, RFAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your RFAC Public Shares as described above, your shares will not be redeemed.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with RFAC’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to RFAC’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that RFAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting RFAC’s transfer agent at the phone number or address listed above.
Prior to exercising redemption rights, RFAC Stockholders should verify the market price of RFAC Common Stock as they may receive higher proceeds from the sale of their RFAC Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of RFAC Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in RFAC Common Stock when you wish to sell your shares.
If you exercise your redemption rights, your shares of RFAC Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of PubCo, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the Business Combination is not approved and RFAC does not consummate an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), RFAC will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the RFAC Public Stockholders and the RFAC Public Warrants and RFAC Public Rights will expire worthless.
In connection with the IPO, EBC, the Sponsor and RFAC’s officers and directors agreed to waive any redemption rights with respect to any shares of RFAC Common Stock held by them in connection with the completion of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor, EBC, and RFAC’s officers and directors did not receive separate consideration for the waiver.
Appraisal and Dissenting Rights
RFAC Stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.
Company Shareholders are entitled to dissent from the Initial Merger which forms part of the Business Combination and to receive payment of the “fair value” of their shares following consummation of the Initial Merger. Where a Company Shareholder who exercises such dissent rights and the Company are unable to agree on the “fair value” of such shares, a statutory appraisal process is required to determine the “fair value.”
Proxy Solicitation
RFAC is soliciting proxies on behalf of the RFAC Board. This solicitation is being made by mail but also may be made by telephone, on the internet or in person. RFAC and its directors, officers and employees may also solicit proxies in person. RFAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. RFAC will bear the cost of the solicitation.
RFAC has hired Morrow Sodali to assist in the proxy solicitation process. RFAC will pay Morrow Sodali a fee of $[•], plus disbursements of its expenses in connection with services relating to the Special Meeting.
RFAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. RFAC will reimburse them for their reasonable expenses in connection with such efforts.
Stock Ownership
As of the Record Date, the Sponsor beneficially owns an aggregate of 49.4% of the outstanding shares of RFAC Common Stock. The Sponsor has agreed to vote all of its Sponsor Founder Shares and any RFAC Public Shares acquired by it in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor has not acquired any RFAC Public Shares.

THE BUSINESS COMBINATION PROPOSAL
General
Holders of RFAC Common Stock are being asked to approve and adopt the Merger Agreement and the Business Combination. RFAC Stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this Proposal.
Because RFAC is holding a stockholder vote on the Business Combination, RFAC may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of RFAC Common Stock as of the Record Date for the Special Meeting.
The Merger Agreement
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about RFAC, the Company or PubCo. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Business Combination and the terms and conditions of the Merger Agreement. Any defined terms used in this summary but not defined in this summary or in the section titled “— Frequently Used Terms” shall have the meanings set forth in the Merger Agreement.
The Merger Agreement contains representations and warranties that RFAC, on the one hand, and the Company and PubCo, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and are intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential Disclosure Letters exchanged by the parties in connection with signing the Merger Agreement. While RFAC and the Company do not believe that these Disclosure Letters contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the Disclosure Letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about RFAC, the Company or PubCo, because they were made as of specific dates, are intended merely as a risk allocation mechanism between RFAC and the Company and are modified by the Disclosure Letters.
General; Structure of the Business Combination; Closing
On October 18, 2023, RFAC entered into an agreement and plan of merger (as amended on December 1, 2023, December 15, 2023, and January 31, 2024 and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with GCL Global Holdings Ltd, a Cayman Islands exempted company (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). Pursuant to the terms of the Merger Agreement, PubCo will form a Cayman Islands exempted company limited by shares, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 1”), and a Delaware limited liability company, to be a wholly owned direct subsidiary of PubCo (“Merger Sub 2”), for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, the merger of Merger Sub 1 with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo (the “Initial Merger”), the merger of Merger Sub 2 with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together with the other transactions contemplated by the Merger Agreement and the other agreements contemplated thereby, the “Transactions”).

The requisite members of the RFAC Board (i) approved and declared advisable the Merger Agreement and the Transactions and (ii) resolved to recommend the approval and adoption of the Merger Agreement and the Transactions by the stockholders of RFAC.
The Initial Merger; Conversion of Shares
Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Companies Act, at the Initial Merger Effective Time, Merger Sub 1 shall be merged with and into the Company, and the separate corporate existence of Merger Sub 1 shall cease, and the Company, as the Surviving Corporation, shall thereafter continue its corporate existence as a wholly owned subsidiary of PubCo.
At the Initial Merger Effective Time, by virtue of the Initial Merger and without any action on the part of any party hereto or the holders of Company Shares, each Company Share that is issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Company Share excluded pursuant to subsection (ii) below and any Dissenting Share), shall automatically be cancelled and cease to exist in exchange for the right to receive, such number of newly issued PubCo Ordinary Shares that is equal to the Company Exchange Ratio (rounded up to the nearest whole share), as such calculations are set forth in the Payment Spreadsheet as to each holder set forth therein (the “Merger Consideration Shares”), without interest. As of the Initial Merger Effective Time, each Company Shareholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 2.7(a) of the Merger Agreement). Prior to the payment of the Merger Consideration Shares to any Company Shareholder, such Company Shareholder shall deliver to RFAC a duly completed and executed letter of transmittal in such form as is typical for transactions of this type together with the certificate (if the Company Shares are certificated) representing the Company Shares owned by such Company Shareholder. Such letter of transmittal will include, without limitation: a release in favor of PubCo, the GCL Companies and RFAC in such holders’ capacity as a Company Shareholder, from any Action or liability whatsoever, based upon, relating to or arising out of such Company Shareholder’s ownership of share capital of the Company and/or the Transactions. Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, at the Initial Merger Effective Time, if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect Subsidiary of the Company immediately prior to the Initial Merger Effective Time, such Company Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor. Each of the Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be canceled and cease to exist and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.7(a) of the Merger Agreement.
The SPAC Merger; Conversion of Shares
Upon the terms and subject to the conditions set forth in the Merger Agreement, in accordance with the DGCL, immediately following confirmation of the effective filing of the Initial Merger, and effective on such date and time as the SPAC Merger becomes effective (the “SPAC Merger Effective Time”), Merger Sub 2 shall be merged with and into RFAC, and the separate corporate existence of Merger Sub 2 shall cease, and RFAC, as the surviving corporation, shall thereafter continue its corporate existence as a wholly owned subsidiary of PubCo. The completion of the Initial Merger is a condition precedent for the completion of the SPAC Merger.
Merger Sub 2 Shares: by virtue of the SPAC Merger and without any action on the part of any party to the Merger Agreement or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into an equal number of shares of RFAC Class A Common Stock.
RFAC Units.   At the SPAC Merger Effective Time, each RFAC Unit that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one share of RFAC Class A Common Stock, one RFAC Public Warrant, and one RFAC Public Right in accordance with the terms of the applicable RFAC Unit, which underlying securities of RFAC shall be adjusted in accordance with the applicable terms of this Section 2.3(g).

RFAC Public Rights.   At the SPAC Merger Effective Time, and immediately following the separation of each RFAC Unit in accordance with Section 2.3(g)(i) above, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party hereto or the holders of RFAC Capital Stock, each holder of 10 or more RFAC Public Rights shall be deemed to hold one share of RFAC Class A Common Stock for each 10 such RFAC Public Rights (including all RFAC Public Rights that were included in the RFAC Units).
RFAC Common Stock.   At the SPAC Merger Effective Time, and immediately following the separation of each RFAC Unit in accordance with Section 2.3(g)(i) of the Merger Agreement and the exchange of each RFAC Public Right in accordance with Section 2.3(g)(ii) of the Merger Agreement above, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party hereto or the holders of RFAC Capital Stock each share of RFAC Class A Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive a newly issued PubCo Share. As of the SPAC Merger Effective Time, each RFAC Stockholder shall cease to have any other rights in and to RFAC.
RFAC Treasury Stock.   Notwithstanding any provision of the Merger Agreement to the contrary, at the SPAC Merger Effective Time, if there are any shares of RFAC Capital Stock that are owned by RFAC as treasury shares or any shares of RFAC Capital Stock owned by any direct or indirect Subsidiary of RFAC immediately prior to the SPAC Merger Effective Time, such shares of RFAC Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.
RFAC Public Warrants.   At the SPAC Merger Effective Time, without any action on the part of any holder of a RFAC Public Warrant, each RFAC Public Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time (but after giving effect to the separation of each RFAC Unit in accordance with Section 2.3(g)(i) of the Merger Agreement) shall, pursuant to and in accordance with Section 4.5 of the RFAC Warrant Agreement and the Assignment and Assumption Agreement, automatically and irrevocably be modified to provide that such RFAC Public Warrant shall no longer entitle the holder thereof to purchase the number of shares of RFAC Class A Common Stock set forth therein and in substitution thereof such RFAC Public Warrant shall entitle the holder thereof to acquire such equal number of PubCo Ordinary Shares. Each PubCo Public Warrant/Assumed Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such RFAC Public Warrant as of immediately prior to the SPAC Merger Effective Time, except that each PubCo Public Warrant/Assumed Warrant shall be exercisable for shares of PubCo Ordinary Shares rather than RFAC Class A Common Stock In connection therewith and prior to the SPAC Merger Effective Time, RFAC and PubCo shall take all actions necessary to execute an Assignment and Assumption Agreement (as defined below) pursuant to Section 7.5 of the Merger Agreement.
Exclusivity
Except in connection with Transaction Financing, each of the Company and RFAC has agreed not to, and to cause its Representatives not to, until the earlier of Closing or the valid termination of the Merger Agreement, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company and RFAC or their respective subsidiaries, to any Person relating to an Acquisition Proposal or Alternative Transaction or afford to any Person access to the business, properties, assets or personnel of any GCL Company or RFAC or any of their respective subsidiaries in connection with an Acquisition Proposal or Alternative Transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state relating to an Acquisition Proposal or Alternative Transaction, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction. Each of the Company and RFAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction or Acquisition Proposal.

Conditions to the Closing of the Business Combination
The consummation of the Mergers is conditioned upon, among other things, (i) receipt of the RFAC Stockholders’ Approval and the Company Written Consent, (ii) obtaining all Regulatory Approvals, (iii) the Registration Statement being declared effective under the Securities Act and no stop order suspending the effectiveness thereof being issued and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn, (iv) the approval for listing of the PubCo Ordinary Shares to be issued in connection with the Transaction, subject only to official notice of issuance thereof, (v) solely with respect to RFAC, (A) each of the representations and warranties of the Company and each Acquisition Entity being true and correct to applicable standards and each of the covenants of the Company and each Acquisition Entity having been performed or complied with in all material respects, (B) RFAC’s receipt of evidence of the completion by the GCL Companies of the Restructuring, (C) the joinder of each Acquisition Entity to the Merger Agreement, (D) the absence of any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement), and (E) obtaining all approvals, waivers or consents from the third parties listed on Section 9.2 of the Company Disclosure Schedules, and (vi) solely with respect to the Company, (A) the Sponsor making arrangements to pay any RFAC Transaction Expenses in excess of the Maximum Allowable RFAC Transaction Expenses, (B) the availability at the Closing from the Trust Account and any Transaction Financing (after giving effect to any redemptions but prior to paying any RFAC’s Transaction Expenses or Company Transaction Expenses) $25,000,000; provided, that any cash obtained as Transaction Financing and subsequently used by the Company or any of its Affiliates during the period between execution of the Merger Agreement and the Closing shall be applied toward the calculation of Minimum Cash, (C) each of the representations and warranties of RFAC being true and correct to applicable standards and each of the covenants of RFAC having been performed or complied with in all material respects, and (D) the absence of any event that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) with respect to the Company and the Acquisition Entities: (i) entity organization, good standing and qualification, (ii) subsidiaries and capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) material contracts, (vi) intellectual property, (vii) title to properties and assets and outstanding liens, (viii) real property, (ix) environmental matters, (x) non-conflict with governing documents, laws and governmental orders, and certain contracts, (xi) absence of material changes, (xii) litigation, (xiii) insurance, (xiv) governmental consents, (xv) material permits, (xvi) registration and voting rights, (xvii) brokers, finders and transaction expenses, (xviii) related-party transactions, (xix) labor agreements, actions and employee compensation, (xx) employee benefit plans, (xxi) taxes, (xxii) books and records, (xxiii) anti-money laundering, (xxiv) takeover statutes and charter provisions, (xxv) registration statement, (xxvi) approval of the board of directors of the Company, (xxvii) PubCo incentive equity plan, and (xxviii) foreign private issuer, and, (b) with respect to RFAC: (i) entity organization, good standing and qualification, (ii) capitalization, (iii) authorization to enter into the Merger Agreement and to consummate the Transactions, (iv) financial statements, (v) compliance with other instruments, (vi) absence of material changes, (vii) litigation, (viii) governmental consents, (ix) brokers, finders and transaction expenses, (x) taxes, (xi) registration statement, (xii) SEC filings, (xiii) trust account, (xiv) the Investment Company Act of 1940, (xv) the JOBS Act (as defined in the Merger Agreement), (xvi) NASDAQ quotation, and (xvii) approval of the board of directors of RFAC.
Survival of Representations, Warranties and Covenants
Except for certain covenants and agreements contained in the Merger Agreement or any Ancillary Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing, and other customary covenants set forth in Article XI of the Merger Agreement, none of the representations, warranties, covenants obligations or other agreements contained in the Merger Agreement or any of the Ancillary Agreements shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof).

Covenants of the Parties
The Merger Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Mergers and efforts to satisfy conditions to the consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for (i) PubCo and GCL Global maintaining a directors’ and officers’ liability insurance policy, (ii) delivery by the Company of the Audited Company Financials on or before February 29, 2024, (iii) if it is determined by the parties to the Merger Agreement that it is probably the Transactions will not be consummated on or prior to December 28, 2023, the filing and mailing of proxy materials to be sent to the stockholders, of RFAC seeking approval to extend the duration of the RFAC through September 30, 2024, (iv) the Company and RFAC to cause a registration statement to be filed to register the shares of PubCo Ordinary Shares to be issued in the Transactions (the “Registration Statement”) to comply with the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”), to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers. The Company and RFAC have also agreed to obtain all requisite approvals of their respective stockholders including, without limitation, (a) approval of the Transactions, (b) approval of the PubCo Equity Incentive Plan, (c) any other proposals as the SEC may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (d) to remove the requirement from RFAC’s Governing Documents limiting redemptions and consummation of a business combination if the surviving company would not have net tangible assets of at least $5,000,001 and any other proposals as determined by RFAC and PubCo to be necessary or appropriate in connection with the Transactions, and (e) adjournment of the RFAC Stockholder Meeting, if necessary, to permit further solicitation of RFAC because there are insufficient votes to approve and adopt any of the foregoing or for such other reasons as the chairman of the RFAC Stockholder Meeting may deem necessary.
The Merger Agreement also includes a covenant for RFAC, the Company, and Sponsor to use reasonable best efforts to obtain transaction financing, in the form of signed agreements for a private placement of equity or other alternative financing in an aggregate amount of not less than $20,000,000 (“Transaction Financing”). In connection with non-redemption or similar agreements or sources of Transaction financing, PubCo has agreed to reserve 2,000,000 PubCo Ordinary Shares (such shares, the “Incentive Shares”), to be allocated as determined by the Sponsor, in its sole discretion, none of which Incentive Shares shall be subject to any lock-up period.
Termination
Prior to the Closing, the Merger Agreement may be terminated and the Transactions abandoned:
(i)   by mutual written consent of the Company and RFAC if the Transactions have not been completed by September 30, 2024 (in the event the SPAC Extension Proposal (as defined in the Meger Agreement) is approved), or December 28, 2023 (if the SPAC Extension Proposal is not approved);
(ii)   by written notice from the Company or RFAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;
(iii)   by written notice from the Company or RFAC to the other if the RFAC Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the RFAC Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;
(iv)   by written notice from RFAC to the Company if the Company Written Consent shall not have been obtained within five business days after the Registration Statement becomes effective;
(v)   by written notice to the Company from RFAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company or any Acquisition Entity set forth in the Merger Agreement, such that the conditions specified in Sections 9.2(a) of the Merger Agreement or (b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or such Acquisition Entity through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date RFAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from RFAC of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Termination Date, unless RFAC is in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or
(vi)   prior to the Closing, by written notice to RFAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of RFAC set forth in the Merger Agreement, such that the conditions specified in Section 9.3(a) of the Merger Agreement and (b) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by SPAC through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by RFAC of notice from the Company of such breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period or (ii) the Closing has not occurred on or before the Termination Date, unless the Company is in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.
PubCo Incentive Plan
PubCo has agreed to adopt, subject to stockholder approval, a stock incentive plan (the “PubCo Equity Incentive Plan”) to be effective as of the Closing. The PubCo Equity Incentive Plan shall provide for the reservation of an aggregate number of shares of PubCo Ordinary Shares equal to up to 15% of the fully diluted outstanding shares of PubCo Ordinary Shares immediately after the Closing, for issuance pursuant to the Incentive Plan.
Expenses
Except as otherwise set forth in the Merger Agreement, each party thereto shall be responsible for and pay its own expenses incurred in connection with the Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing occurs, PubCo shall pay or cause to be paid, as applicable, (a) SPAC Transaction Expenses up to the Maximum Allowable SPAC Transaction Expenses, in accordance with Section 2.6(c) of the Merger Agreement, and (b) the Company Transaction Expenses.
Governing Law
The Merger Agreement, and all claims or causes of action based upon, arising out of, or related to the Merger Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (provided that the fiduciary duties of the board of directors of the Company, the Initial Merger and any exercise of appraisal and dissention rights with respect to the Initial Merger, shall in each case be governed by the laws of the Cayman Islands).
Related Agreements
Shareholder Support Agreement
In connection with the execution of the Merger Agreement, the Sponsor, entered into a support agreement with RFAC, GCL BVI and PubCo (the “Sponsor Support Agreement”) pursuant to which the Sponsor has agreed to vote all Covered Shares (as therein defined) beneficially owned by it in favor of each Transaction Proposal (as defined in the Merger Agreement).
Sponsor Support Agreement
In addition, in connection with the execution of the Merger Agreement, PubCo, RFAC, GCL BVI and Epicsoft Ventures Pte Ltd (the “Shareholder”) entered into a support agreement (the “Shareholder Support

Agreement”), pursuant to which the Shareholder agreed to vote all Covered Shares (as therein defined) beneficially owned by it in favor of the Mergers and the consummation of the Transactions.
Lock-Up Agreement
At the Closing, PubCo, certain holders of Company Shares, and the Sponsor will enter into lock-up agreements (each, a “Lock-Up Agreement”) substantially in the form attached as Exhibit A to the Merger Agreement, pursuant to which, such parties will agree, subject to certain customary exceptions, not to Transfer (as defined therein) any PubCo Ordinary Shares until the earlier of (i) the date that is 12 months following the Closing Date, and (ii) subsequent to the Mergers, (a) the date on which the last sale price of the PubCo Ordinary Shares equals or exceeds $12.00 per PubCo Ordinary Shares (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalization and the like) for any 20 trading days within any 30 day trading period commencing at least 150 days after the consummation of the Mergers, or (b) the date on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.
Registration Rights Agreement
At the Closing, PubCo, certain Company Shareholders and the Sponsor will enter into a registration rights agreement in customary form and substance, pursuant to which, among other things, PubCo will agree to provide certain Company Shareholders with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the Initial Merger.
Background of the Business Combination
The terms of the Business Combination are the result of arm’s-length negotiations between representatives of RFAC and the Company. The following is a brief description of the background of these negotiations and the resulting Business Combination.
RFAC is a blank-check company incorporated in Delaware on January 11, 2021, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
With respect to the companies it evaluated, RFAC executed non-disclosure agreements with ten (10) potential target businesses and entered into substantive discussions with many of these potential target businesses, substantial stockholders thereof and/or transaction intermediaries. Among the potential targets RFAC had substantive discussions with, RFAC executed three (3) letters of intent (including one with the Company).
The two other potential targets RFAC executed letters of intent with were (i) a leading fruit producer, retailer and exporter (“Target A”), and (ii) a technological-social inclusion space technology company (“Target B”). RFAC engaged in due diligence and discussions with each of Target A and Target B from October 2022 to October 2023 until RFAC determined to focus on the potential Business Combination with the Company, at which point RFAC allowed the letter of intent with Target A to lapse, and RFAC and Target B terminated their letter of intent.
On September 8, 2022, representatives from Target A met with representatives from RFAC to explore the potential transaction.
From September 13, 2022 through September 16, 2023, RFAC met with Target A representatives, including Target A’s CFO, to discuss Target A’s finances.
On October 6, 2022, RFAC and the Company began discussions regarding signing a letter of intent.
On October 10, 2022, Tse Meng Ng, a representative of RFAC, reached out to Adrian Tan, a representative of the Company, about entering into a business discussion. On October 10, 2022, Adrian Tan from the Company introduced Dr. Michelle Shen, a financial advisor, to RFAC. On October 20, 2022, RFAC submitted to the Company an initial draft of a letter of intent in response to the Company’s inquiry.

Between October 10, 2022 and October 25, 2022, Tse Meng Ng from RFAC; Jacky Choo, Paul Wong and Adrian Tan from the Company; and financial advisors Dr. Michelle Shen and Dr. Ada Zhao held multiple face-to-face meetings to discuss the terms of the letter of intent and subsequent drafts of the letter of intent were exchanged. Key matters addressed in these drafts included the negotiated pre-transaction enterprise value of the Company, which was finalized after a series of discussions between the Company and RFAC that occurred between October 13, 2023 through October 15, 2023, the amount that the Sponsor would invest in the Company as part of the Transaction, the pro forma ownership of the post-Transaction company, the lock-up period applicable to Company Shareholders, the minimum cash condition, and the terms under which the Company might raise additional capital between execution of the letter of intent and signing of a transaction agreement.
On October 25, 2022, RFAC and the Company agreed to the terms of the letter of intent subject to approval by each of their respective boards of directors. On Oct 26, 2022, RFAC and the Company received the consent of their respective boards of directors and executed the letter of intent (the “LOI”), which included, among other terms, (i) a pre-transaction equity valuation of $400.0 million, (ii) a 12-month lock-up period applicable to any shares of PubCo held by the Sponsor and certain Company shareholders, (iii) that the Sponsor and PubCo would enter into a customary registration rights agreement, (iv) that the parties thereto would agree on a customary post-closing management equity incentive compensation plan, (v) that Sponsor would have the right to designate two directors to the PubCo board, (vi) that the parties would cooperate to obtain transaction financing of up to $30,000,000, and (vii) a mutual exclusivity period.
On October 27, 2022, RFAC and Target A entered into a letter of intent after finalizing its terms.
On November 14, 2022, RFAC went on a site visit to inspect Target A’s farms and retail outlets.
On November 23, 2022, RFAC entered into further discussions with Target A’s CFO to discuss the diligence process of the proposed transaction.
On December 13, 2022, a virtual data room was set up with RFAC’s M&A legal counsel, Winston & Strawn LLP (“W&S”) for the proposed transaction with Target A. However, the transaction with Target A did not materialize as Target A was unable to provide the requested financial statements to be audited.
On December 15, 2022, the Company provided RFAC and its representatives with access to a virtual data room (the “Data Room”) containing due diligence materials for RFAC to review and additional diligence materials subsequently requested by RFAC from the Company.
Shortly thereafter, RFAC engaged W&S, to represent it in connection with the Business Combination. From that point through execution of the Merger Agreement, the RFAC management team, RFAC’s advisors and representatives of EarlyBirdCapital Inc. (“EBC”) conducted due diligence of the Company, including, without limitation, a review of all materials in the Data Room, requests for additional diligence, a review of any additional information provided throughout the course of the review, and multiple due diligence video and telephone conference calls with the Company’s management team and employees, including Jacky Choo, Sebastien Toke, Ooi Chee Eng and Paul Wong, and financial advisors Dr. Michelle Shen and Dr. Ada Zhao. Additional information was provided in the Data Room and a number of follow-up diligence calls were hosted, as requested by RFAC, during which members of the RFAC team, including Tse Meng Ng, Han Hsiung Lim, Simon Ong, Melvin Ong, Vincent Yang and Guo Lu; the Company’s team, including Jacky Choo, Sebastien Toke, Ooi Chee Eng and Paul Wong; financial advisors Dr. Michelle Shen and Dr. Ada Zhao; and representatives from W&S discussed an overview of the Company and its current and future products; technology; operations; customer pipeline; sales and marketing; corporate legal structure and material contracts; intellectual property portfolio; historical, current and projected financial condition and financial modeling; employment structure; human resources; and related matters. Such diligence continued as requested by RFAC through the negotiation and finalization of the definitive documents and associated schedules, including bring-down diligence prior to signing the definitive transaction agreements.
On January 30, 2023, the Company engaged its U.S. securities counsel, Loeb & Loeb (“Loeb”) to represent it in connection with the Business Combination.
On March 6, 2023, W&S conducted an internal discussion and then spoke with RFAC and GCL regarding proposed transaction structures and relevant precedent for proceeding with a tax-efficient structure. Due to the Company’s organization outside of the United States, along with the fact that the Company’s assets and management are primarily located outside the United States, the parties discussed structuring the transaction using a “double dummy” structure whereby a newly incorporated, Cayman Islands company would acquire both RFAC and the Company via Delaware and Cayman Islands subsidiaries, respectively, and have its ordinary shares publicly listed on a stock exchange, with the new public company being registered with the SEC as a foreign private issuer.
On March 6, 2023, the Company presented to the RFAC Board, Sponsor and RFAC’s advisors its business and operations plan for capital-raising and expansion and growth. The Company initially proposed fundraising initiatives targeting $20 million either prior to, or contemporaneously with, the closing of the transaction.
On March 10, 2023, the RFAC Board held a special meeting. In addition to a quorum of the RFAC Board, the meeting was attended by members of the RFAC team, including Tse Meng Ng, Han Hsiung Lim, Simon Ong, Melvin Ong, Vincent Yang and Guo Lu; members of the Company’s team, including Jacky Choo, Sebastien Toke, Ooi Chee Eng and Paul Wong; financial advisors Dr. Michelle Shen and Dr. Ada Zhao; counsel from W&S; representatives from EBC, including Steven Levine, Mike Powell, Marc VanTrichet, Mauro Conijeski, Anna Wei and Douglas Rogers; representatives of the Company; officers of RFAC; and representatives of the Sponsor. At the special meeting, the RFAC Board was provided with an update on RFAC’s potential business combination opportunities, including, among other things, the proposed business combination between RFAC and the Company, the enterprise value of the Company and business plans, and the due diligence conducted by RFAC to date. An earn-out model and alternative financing options were discussed.
On March 16, 2023, following discussion between each parties’ respective tax counsel at W&S and Loeb, and a review of transaction structure slides, the parties ultimately agreed on a “double dummy” transaction structure and commenced drafting of the transaction documents.
On March 24, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from March 28, 2023 to December 28, 2023.
On March 28, 2023, the RFAC team reviewed initial drafts of the ancillary agreements to the Business Combination.
Between March 2023 and June 2023, each party’s respective legal counsel exchanged drafts of transaction documents and negotiated various commercial terms, including whether to include an earnout, how to properly value the Company, any necessary transaction financing covenants and the mechanics of the Company’s anticipated pre-closing restructuring.
Following the discussions between the parties, RFAC, the Company and their respective financial advisors and attorneys organized their efforts for the alternative financing investment, including RFAC and its advisors providing additional comments on the investor presentation prepared by the Company, and EBC identifying potential investors to approach regarding a prospective investment.
On July 11, 2023, RFAC and W&S had a conference call to discuss proposed revisions to the Merger Agreement and other commercial terms.
During the week of July 12, 2023, RFAC and the Company discussed revisions to the valuation of the Company based on the valuations of third party companies in the same industry and other terms of the alternative financing, in order to raise sufficient proceeds from the investment.
On July 14, 2023, the RFAC Board convened to review a board presentation from W&S with respect to the fiduciary duties in the transaction structure.
On July 17, 2023, the Company provided unaudited 2021 and 2022 financial statements in connection with the Merger Agreement.
On July 17, 2023, the RFAC Board was presented with an updated board presentation, along with a revised draft of the Merger Agreement reflecting comments that had been exchanged between RFAC’s and the Company’s counsel and an initial draft of RFAC’s disclosure schedules to the Merger Agreement.

On July 18, 2023, the RFAC Board met virtually to review and discuss the board presentation and Business Combination. The Board voted to approve the Business Combination.
On August 2, 2023, RFAC contacted representatives from Target B to discuss consummating a transaction between RFAC and Target B. After the preliminary discussion, the RFAC Board considered the possibility of consummating a business combination with Target B as Target B had cleared the SEC F-1 filing requirement.
On August 29, 2023, RFAC met with the executive chairman and executive director/chief financial officer of Target B to further explore the potential of having a deal between RFAC and Target B.
On September 1, 2023, RFAC and Target B signed a letter of intent.
Between September 2, 2023 through October 6, 2023, RFAC and Target B entered into multiple discussions regarding the potential transaction and a virtual data room was made available to W&S.
On October 7, 2023, the first valuation report for Target B was given to RFAC.
On October 12, 2023, Target B made a presentation to the RFAC Board and EBC discussing the possibility of Target B and RFAC entering into a transaction. However, afterwards, RFAC decided to focus on the potential Business Combination with the Company instead and did not move forward with the negotiations with Target B and the letter of intent with Target B was terminated.
From June 12, 2023 through October 15, 2023, representatives of RFAC, the Company and their respective legal counsel conducted various telephonic conferences regarding the terms of the Merger Agreement and exchanged drafts and negotiated the terms of the Merger Agreement and the Ancillary Agreements related to the Business Combination, including the disclosure schedules to the Merger Agreement, the Shareholder Support Agreement, the Sponsor Support Agreement and the Lock-up Agreement. During this period, the parties negotiated and resolved open items in the Merger Agreement and the Ancillary Agreements. In particular, the negotiations focused on an increase to the minimum cash condition, which security holders of the Company would be required to sign the Shareholder Support Agreement and the Lock-up Agreement and the corresponding conditions to closing; the Sponsor’s right to assign a portion of its subscription to participate in the alternative investment prior to Closing; PubCo’s governance structure; the interim and joint covenants; and the amount and allocation of fees to be paid to EBC. Following discussions with the Company’s management on the pipeline of publishing opportunities and projected revenue growth from sales of digital game codes and related products since the LOI was signed in October 2022, certain planned acquisitions, and the significant market opportunities in the anti-piracy sector that the Company had started tapping into, RFAC proposed an enterprise value of the Company of $1.0 billion. Following (a) further negotiations, (b) a comparative market analysis, including (i) a comparison of the Company against the latest financial statements of PLAYSTUDIOS, Inc. (MYPS), a developer and operator of casual games for mobile and social platforms and (ii) company valuation comparisons between the Company and other companies in the same industry as the Company, such as SEGA, Tencent and GigaMedia and (c) presentations conducted by GCL to the RFAC Board and EBC on October 10, 2023, the parties agreed to a fair market enterprise value of $1.2 billion, subject to due diligence.
On September 12, 2023, W&S and Loeb held a phone conference to discuss the status of the Transaction and the Company’s review of the transaction documents. Additionally, the parties discussed the status of the Company’s planned internal restructuring and the anticipated completion date thereof.
On October 10, 2023, a special meeting of the RFAC Board was held. In addition to the full RFAC Board, the meeting was attended by officers of RFAC and representatives of the Sponsor, EBC and W&S. In advance of the meeting, the RFAC Board was provided with a presentation prepared by the Company and a presentation prepared by W&S regarding fiduciary duties. The RFAC Board, with the assistance of its financial and legal advisors, discussed and reviewed the Business Combination, including the terms and conditions of the Merger Agreement and the Ancillary Agreements, the potential benefits of, and risks relating to, the Business Combination, the reasons for entering into the Merger Agreement, the proposed timeline for entering into the definitive transaction agreements and announcing the Business Combination, and related fiduciary duties and conflicts of EBC and the officers and directors of RFAC with respect to the

Business Combination. See “— RFAC Board’s Reasons for the Approval of the Business Combination” for additional information related to the factors considered by the RFAC Board in approving the Business Combination.
On October 16, 2023, W&S provided the RFAC Board with the updated drafts of the Shareholder Support Agreement, Lock-up Agreement, and Sponsor Support Agreement.
On October 16, 2023, W&S finalized its due diligence review and its review of the associated disclosure schedules of the Company.
On the evening of October 16, 2023, the RFAC Board received the then final version of the Merger Agreement, the RFAC and Company disclosure schedules to the Merger Agreement, an update to the presentation prepared by the Company and reviewed at a meeting of the RFAC Board on October 16, 2023 reflecting the final terms of the Business Combination.
On October 17, 2023, the parties finalized the Merger Agreement. The final version of the Merger Agreement was provided to the RFAC Board thereafter.
On October 17, 2023, the RFAC Board approved the Business Combination and determined, among other things, that the Business Combination Proposal is in the best interests of RFAC and its stockholders and recommended that its stockholders vote “FOR” the proposal.
On October 18, 2023, RFAC, the Company, PubCo and the other parties thereto executed the Merger Agreement. Concurrently with the execution of the Merger Agreement, RFAC and the other parties thereto also entered into the Shareholder Support Agreement and the Sponsor Support Agreement.
On October 18, 2023, the parties finalized the proposed materials in respect of the public announcement of the Business Combination, including a press release and Form 8-K.
On the morning of October 18, 2023, RFAC and the Company issued a press release announcing the execution of the Merger Agreement, and RFAC filed a Form 8-K with the SEC including a copy of the press release, the Merger Agreement and other ancillary agreements.
On December 1, 2023, the parties executed that certain First Amendment to Merger Agreement, pursuant to which, among other things, the parties amended the definition of “Restructuring” set forth in the Merger Agreement.
On December 15, 2023, the parties executed that certain Second Amendment to Merger Agreement, pursuant to which, among other things, the parties agreed to carve out from certain covenants restricting the Company’s ability to incur additional indebtedness to fund for strategic acquisitions; and that the Company shall cause GCL Companies to complete the Restructuring on or before January 31, 2024, and use commercially reasonable efforts to deliver certain audited financial statements not later than January 31, 2024.
On December 20, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it had to consummate a business combination from December 28, 2023 to September 28, 2024.
On December 27, 2023, RFAC deposited $225,000 into the Trust Account and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024.
On January 31, 2024, the parties executed that certain Third Amendment to Merger Agreement, pursuant to which, among other things, the Company agreed that it shall cause GCL Companies to complete the Restructuring on or before February 29, 2024, and use commercially reasonable efforts to deliver certain audited financial statements not later than February 29, 2024.
RFAC Board’s Reasons for Approval of the Business Combination
The RFAC Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the RFAC Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the RFAC Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”
Before reaching its decision, the RFAC Board reviewed the results of the due diligence conducted by its management and RFAC’s advisors, which included:
•
meetings and calls with the management team and advisors of the Company regarding, among other things: (i) the Company’s strategically located operations in Asia; (ii) the Company’s plans to grow revenue through acquisitions, anti-piracy measures and publishing growth; (iii) the general global outlook and growth of the gaming industry; (iv) the Company’s market position as a full-suite ecosystem for gaming development and publishing; (v) the Company’s value proposition in Asia and globally; and (vi) strategic partnerships with industry leaders in Asia;

•
review of material contracts and other material matters of the Company, including, but not limited to, (i) the Company’s key strategic partners in the gaming sector, (ii) the terms and conditions of any multi-year partnerships between the Company and key gaming publishers or developers, and (iii) the terms and conditions of any material commercial agreements;

•
consultation with RFAC management and its legal counsel and financial advisor;

•
review of historical financial performance of the Company (including unaudited financials);

•
review of the Company management’s projected total revenue increase from $81.1 million for fiscal year 2023 to $150.7 million for fiscal year 2024, including a 76% increase in distribution revenue, 287% in publishing revenue, 5.88% increase in TDM’s revenue and 52.1% increase in 2Game’s revenue;

•
review of (i) the Company’s multi-prong approach to increasing revenues and market share in Asia, and (ii) the Company’s plans to deploy its anti-piracy solutions on a global scale, projected to account for more than $65 million annually in revenue;

•
review of the Company’s plans to enter the $336.4 billion toys and games market through leveraging the Company’s technology and distribution network; and

•
the Company’s senior and experienced management team and their crucial role in meeting the financial and valuation analyses of the Company.

Interests of RFAC’s Directors and Officers in the Merger
The Sponsor and RFAC’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of RFAC Stockholders. These interests include, among other things:
•
the RFAC Charter provides that the doctrine of corporate opportunity will not apply with respect to RFAC or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the RFAC Charter or in the future, and RFAC renounces any expectancy that any of the directors or officers of RFAC will offer any such corporate opportunity of which he or she may become aware to RFAC, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of RFAC with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of RFAC and (i) such opportunity is one RFAC is legally and contractually permitted to undertake and would otherwise be reasonable for RFAC to pursue and (ii) the director or officer is permitted to refer that opportunity to RFAC without violating any legal obligation;

•
unless RFAC consummates an initial business combination, RFAC’s officers and directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them on behalf of RFAC (no such expenses were incurred that had not been reimbursed as of [•], 2024) to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

•
the RFAC Private Placement Warrants purchased by the Sponsor for $4,450,500 and by EBC for $549,500 will be worthless if a business combination is not consummated;

•
the Sponsor and EBC have agreed that the RFAC Private Placement Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after RFAC has completed a business combination, subject to limited exceptions;

•
the fact that Sponsor paid $25,000 or approximately $0.009 per share for the Founders Shares (of which it currently holds 2,875,000), which such Sponsor Founder Shares, if unrestricted and freely tradeable, would be valued at approximately $31.3 million, based on the closing price of RFAC Class A Common Stock on [•], 2024, and that such shares will be worthless if the Business Combination is not consummated and that the Sponsor and its affiliates can earn a positive rate of return on their investment even if RFAC Public Stockholders experience a negative return following the consummation of the Business Combination;

•
the fact that Sponsor and EBC have agreed not to redeem any of the Sponsor Founders Shares and EBC Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•
if RFAC does not complete an initial business combination by September 28, 2024 (or a later date approved by RFAC Stockholders pursuant to the RFAC Charter), the proceeds from the sale of the RFAC Private Placement Warrants of $5 million, which includes the Sponsor’s RFAC Private Placement Warrants and EBC’s RFAC Private Placement Warrants, will be included in the liquidating distribution to RFAC Public Stockholders and the RFAC Private Placement Warrants will expire worthless;

•
the fact that upon completion of the Business Combination, a business combination marketing fee of $[•] million, $[•] million of M&A advisory fees, and approximately $[•] million of placement agent fees will be payable to EBC, an affiliate of RFAC and the Sponsor;

•
if the Trust Account is liquidated, including in the event RFAC is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to RFAC if and to the extent any claims by a third party for services rendered or products sold to RFAC, or a prospective target business with which RFAC has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per RFAC Class A Common Stock and (ii) the actual amount per RFAC Class A Common Stock held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that the Sponsor has made outstanding loans to RFAC in the aggregate amount of $1,392,629 as of [•], 2024, which amount the Sponsor will lose to the extent that RFAC is unable to repay such loans if the amount of such loans exceeds the amount of available proceeds not deposited in the Trust Account if an initial business combination is not completed;

•
the fact that RFAC’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the business combination and pursuant to the Merger Agreement; and

•
Tse Meng Ng, RFAC’s current Chairman of the Board and Chief Executive Officer, will join PubCo Board upon completion of the Business Combination.

The existence of the interests described above may result in a conflict of interest on the part of RFAC’s officers and directors in entering into the Merger Agreement and making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize RFAC’s officers and directors to complete an initial business combination, even if on terms less favorable to RFAC’s stockholders compared to liquidating RFAC, because, among other things, if RFAC is liquidated without completing an initial business combination, the Sponsor’s Founder Shares and RFAC Private Placement Warrants would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $31.3 million based on the closing price of RFAC Class A Common Stock and RFAC Warrant on [•], 2024), out-of-pocket expenses advanced by the Sponsor and loans made by the Sponsor to RFAC would not be repaid to the extent such amounts exceed cash held by RFAC outside of the Trust Account (which such expenses and loans, as of [•], 2024, amounted to $1,392,629), and EBC would not receive business combination marketing fees, M&A advisory fees and placement agent fees amounting to $[•] million, in the aggregate.
Interests of the Company’s Directors and Officers in the Merger
Certain of the Company’s directors and executive officers are expected to become directors and/or executive officers of PubCo upon the completion of the Business Combination. Specifically, the following individuals who are currently executive officers of the Company are expected to become executive officers of PubCo upon the completion of the Business Combination, serving in the offices set forth opposite their names below:
Jacky Choo See Wee	Group Chairman and Chief Executive Officer of Epicsoft Asia
Sebastian Toke	Group Chief Executive Officer
Keith Liu Min Tzau	Deputy Group Chief Executive Officer, Chief Marketing Officer and Head of Publishing
Ooi Chee Eng	Group Chief Financial Officer
In addition, Jacky Choo See Wee who is currently director of the Company, and Messrs. Toke and Ooi are all expected to join PubCo Board upon completion of the Business Combination.
Certain Forecasted Information for the Company
Prior to RFAC Board’s approval of the Business Combination in October 2023, the Company provided RFAC with internally prepared forecasts for each of the years ending March 31, 2023 through 2026. GCL Group does not as a matter of course make public forecasts as to future results. This prospective financial information was not prepared with a view toward compliance with International Financial Reporting Standards or U.S. GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial and operating information were prepared solely for internal use, capital budgeting and other management purposes. The forecasts are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The forecasts reflects the best available estimates and judgments, and presents, to the best of GCL Group management’s knowledge and belief, the expected course of action and the expected future performance of GCL Group at the time. This information should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective information for it may be materially different from actual results. Please also see “Cautionary Note Regarding Forward-Looking Statements”.
The projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to GCL Group’s business, all of which are difficult to predict and subject to change and many of which are beyond the Company and RFAC’s control. The projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. See “Risk Factors,” “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are subject to multiple interpretations and periodic revisions based on actual experience and business developments. We encourage you to review the Company’s financial statements included in this proxy statement/prospectus as well as the section entitled “Selected Historical Consolidated Financial and Data of the Company,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus.
Neither RFAC nor the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Nonetheless, a summary of the projections is provided in this proxy statement/prospectus because they were made available to the RFAC’s Board in connection with their review of the proposed transaction.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS, A SUMMARY OF THE PROJECTIONS FOR THE COMPANY, NEITHER RFAC NOR THE COMPANY UNDERTAKES ANY OBLIGATIONS, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS.
The key elements of the projections provided to and relied upon by the RFAC Board for purposes of its financial analyses and approval, are summarized in the table below:
Projected Revenue ($m)	FY2024	FY2025	FY2026
Game Distribution, Marketing and acquired businesses(1)	123.2	202.2	241.3
Game Publishing(2)	27.5	49.3	67.7
Total Revenue	150.7	251.5	309.0
Projected EBITDA ($m)	FY2024	FY2025	FY2026
Game Distribution, Marketing and acquired businesses(1)	10.0	14.6	18.6
Game Publishing(2)	4.1	6.9	10.1
EBITDA	14.1	21.5	28.7
Net Profit Before Tax	3.0	12.7	17.3
Net Profit After Tax	1.5	10.2	14.1

(1)
This assumes completion of two acquisitions during FY2024 contributing approximately $31.0 million of revenue to the Company for the fiscal year ending March 31, 2024, and two additional acquisitions during FY2025 contributing approximately $62.5 million of revenue to the Company for the fiscal year ending March 31, 2025, although no definitive agreements have been signed.

(2)
This assumes receipt of Transaction Financing during FY2024 to fund up to seven publishing contracts during FY2024, although no subscription agreement for the Transaction Financing has been signed.

The Company’s financial projections primarily rely on growth in revenue streams generated from its four business segments (i) game distribution; (ii) game publishing; (iii) video marketing campaign and social media advertising services by TDM; and (iv) sales of digital game codes and related products by 2Game:

SEGMENT REVENUE PROJECTIONS

Distribution Revenue (US$M)
YoY
+76.5%
$50.2M
$88.6M
$160.0M
$197.4M
FY23
FY24
FY25
FY26
Actual
Projected
Assumption that GCL recognizes acquisition revenue before FY24 closure

Publishing Revenue (US$M)
YoY
+287.3%
$7.1M
$27.5M
$49.3M
$67.7M
FY23
FY24
FY25
FY26
Actual
Projected

Titan Revenue (US$M)
YoY
+5.88%
$3.4M
$3.6M
$4.4M
$4.8M
FY23
FY24
FY25
FY26
Actual
Projected

2Game Revenue (US$M)
YoY
+52.1%
$20.4M
$31.0M
$37.8M
$39.2M
FY23
FY24
FY25
FY26
Actual
Projected

These projections are subject to certain key assumptions stated above, and include among others:
•
up to 44 new game titles and over 440 SKUs the Company has signed up, or has in the pipeline for distribution, and the timing of the release of these games during the fiscal year ending March 31, 2024;

•
consummation of the Business Combination and receipt of $20.0 million of Transaction Financing before March 31, 2024, with a portion of the funding used to invest in up to seven publishing deals during the fiscal year ending March 31, 2024;

•
the number of new game titles the Company plans to publish, the timing of their release and revenue generation;

•
the approximately 20% profit margin of the publishing business in general;

•
4Divinity’s ability to build on the Company’s early success in its relatively new publishing business to secure high profit margin publishing contracts and build a strong pipeline;

•
the more than 50% growth in the sales of the digital game codes business from fiscal year ending March 31, 2023 to fiscal year ending March 31, 2024, based on certain pre-determined revenue targets for 2Game and added revenue from sales of related product sales;

•
the completion of contemplated acquisition of two game distributors before March 31, 2024, contributing approximately $31.0 million to game distribution revenue for the fiscal year ending March 31, 2024, although no definitive agreement was executed at this time; and

•
the completion of two other strategic acquisitions by March 31, 2025, contributing to the Company approximately $62.5 million of revenue.

Anticipated Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, the Company will be considered the “acquiring” company for financial reporting purposes. This determination was primarily based on the holders of the Company expecting to have a majority of the voting power of PubCo, the Company’s senior management comprising all of the senior management of PubCo, the relative size of the Company compared to RFAC, and the Company’s operations comprising the ongoing operations of PubCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Company issuing stock for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Company. PubCo has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under each of the No Redemption Scenario, 50% Redemption Scenario and Maximum Redemption Scenario:

•
Company shareholders will have a relative majority of the voting power of PubCo;

•
Company shareholders will have the ability to nominate the majority of the members of the board of directors of PubCo;

•
Company senior management will comprise the senior management roles of PubCo and be responsible for the day-to-day operations of PubCo;

•
the relative size of the Company is significantly larger compared to RFAC;

•
PubCo will assume the Company name; and

•
the intended strategy and operations of PubCo will continue the Company’s current strategy and operations.

Material U.S. Federal Income Tax Considerations to the Business Combination
As described more fully under the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination” below (including the discussion of Section 367(a) of the Code), the parties to the Merger Agreement intend that the exchange by U.S. holders of their RFAC Public Shares for PubCo Ordinary Shares pursuant to the Merger Agreement, taken together with the related transactions, qualified either as a transfer of property to a corporation under Section 351 of the Code or as a reorganization under Section 368 of the Code. However, these treatments are not free from doubt (and in particular the potential for the SPAC Merger to qualify as a reorganization under Section 368(a) of the Code is subject to significant factual and legal uncertainties as there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as RFAC) and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Subject to the qualifications, assumptions and limitations set forth under the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination,” including the discussion therein regarding the potential application of Section 367(a) of the Code to the SPAC Merger, and in the U.S. federal income filed as Exhibit 8.1, and based on customary tax representations obtained from certain parties to the Merger Agreement, it is the opinion of Winston & Strawn LLP, counsel to RFAC, that the SPAC Merger should qualify as part of a Section 351 transaction. However, due to the uncertainties described above and in further detail in the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination,” Winston & Strawn LLP is unable to opine on the qualification of the SPAC Merger as a Section 368(a) reorganization.
Further, it is currently expected that Section 367(a) of the Code will not apply to cause the exchange of RFAC Public Shares for PubCo Ordinary Shares pursuant to the Business Combination to be taxable (provided that a U.S. holder that is a “five-percent transferee shareholder” (as defined in the Treasury regulations) of PubCo enters into a gain recognition agreement with the IRS). However, U.S. holders are cautioned that the potential application of Section 367(a) of the Code to the Business Combination is complex and depends on factors that cannot be determined until the closing of the Business Combination and the interpretation of legal authorities and facts relating to the Business Combination. Accordingly, there can be no assurance that the IRS will not take the position that Section 367(a) of the Code applies to cause U.S. holders to recognize gain as a result of the Business Combination or that a court will not agree with such a position of the IRS in the event of litigation.
The appropriate U.S. federal income tax treatment of the RFAC Public Warrants in connection with the Business Combination is uncertain. It is possible that a U.S. holder of RFAC Public Warrants could be treated as exchanging such RFAC Public Warrants for “new” warrants. If so treated, a U.S. holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the PubCo Public Warrants held by such U.S. holder immediately following the Business Combination and the adjusted tax basis of the RFAC Public Warrants held by such U.S. holder immediately prior to the Business Combination. Alternatively, it is also possible that a U.S. holder of RFAC Public Warrants could be treated as transferring its RFAC Public Warrants and RFAC Public Shares to PubCo for PubCo Public Warrants and PubCo Ordinary Shares in an exchange governed only by

Section 351 of the Code. If so treated, a U.S. holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such holder (generally, the excess of (x) the sum of the fair market values of the PubCo Public Warrants treated as received by such holder and the PubCo Ordinary Shares received by such holder over (y) such holder’s aggregate adjusted tax basis in the RFAC Public Warrants and RFAC Public Shares treated as having been exchanged therefor) and (ii) the fair market value of the PubCo Public Warrants treated as having been received by such holder in such exchange. In either case, unless the SPAC Merger qualifies as a “reorganization” under Section 368 of the Code then such transfer would not be eligible for nonrecognition. The requirements for qualification of the SPAC Merger as a “reorganization” under Section 368 of the Code are more stringent in certain respects than the requirements for qualification as an exchange under Section 351 of the Code. U.S. holders of RFAC Public Warrants are urged to consult with their tax advisors regarding the treatment of their RFAC Public Warrants in connection with the Business Combination and whether an exchange of RFAC Public Warrants for PubCo Public Warrants qualifies as part of a “reorganization” within the meaning of Section 368 of the Code.
No statutory, administrative or judicial authority directly addresses the treatment of instruments similar to the RFAC Public Rights for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. While we believe that a U.S. holder of RFAC Public Rights should not be required to recognize gain or loss upon the receipt of RFAC Common Stock pursuant to the conversion of the RFAC Public Rights, no assurance can be given that the IRS or a court will agree with this treatment.
For a more complete discussion of the U.S. federal income tax considerations of the Business Combination, see “Material Tax Considerations — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Business Combination” and “Risk Factors — Risks Related to U.S. Federal Income Taxation.”
Holders of shares of RFAC Public Shares, RFAC Public Warrants and RFAC Public Rights should read carefully the information included under “Material Tax Considerations” for a detailed discussion of material U.S. federal income tax consequences of the Business Combination, including the receipt of cash pursuant to the exercise of redemption rights with respect to the RFAC Public Shares, and the material U.S. federal consequences of the ownership and disposition of PubCo Ordinary Shares and PubCo Public Warrants after the Business Combination. Holders of RFAC Public Shares and RFAC Public Warrants are urged to consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination, including the U.S. federal income tax consequences and state, local or other tax consequences of the acquisition, holding, redemption and disposal of PubCo Ordinary Shares or the acquisition, holding, exercise or disposal of PubCo Public Warrants.
Regulatory Approvals
The Business Combination is not subject to any regulatory requirement or approval, except for (i) filings with the State of Delaware and the Registrar of Companies of the Cayman Islands, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to RFAC, and the requirements of the Securities Act and the Exchange Act to disseminate this proxy statement to RFAC Stockholders.
Vote Required for Approval of the Business Combination Proposal
The Business Combination Proposal (and consequently, the Merger Agreement and the Transactions contemplated thereby) will be approved and adopted only if the holders of at least a majority of the outstanding shares of RFAC Common Stock vote “FOR” the Business Combination Proposal at the Special Meeting. Failure to vote by proxy or to vote via the virtual meeting platform at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.
As of the Record Date, the Sponsor and RFAC’s directors and officers have agreed to vote any shares of RFAC Common Stock owned by them in favor of the Business Combination. As a result, we would need only [•], or approximately [•]%, of the [•] RFAC Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved. As of the date hereof, the Sponsor and RFAC’s directors and officers have not purchased any RFAC Public Shares.

Recommendation of the RFAC Board
THE RFAC BOARD RECOMMENDS THAT RFAC STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE ADVISORY GOVERNANCE PROPOSALS
Overview
As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, RFAC is requesting that RFAC’s stockholders vote upon proposals to approve, on a non-binding advisory basis, certain governance provisions in PubCo’s Amended and Restated Memorandum and Articles of Association (the “PubCo Charter”), which are separately being presented. These separate votes are not required by Delaware or Cayman Islands law. Accordingly, the stockholder votes regarding the Advisory Governance Proposals are advisory votes and are not binding on RFAC, PubCo or their respective board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals.
Governance Proposals
The following is a non-exhaustive summary of the material differences between the RFAC Charter and PubCo Charter. This summary is qualified by reference to the complete text of the PubCo Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. We urge all stockholders to read the PubCo Charter in its entirety for a more complete description of its terms. Additionally, as the RFAC Charter is governed by the DGCL and the PubCo Charter will be governed by the Cayman Companies Act, we encourage stockholders to carefully consult the information set out under the “Description of PubCo’s Securities — Comparison of Rights of PubCo Shareholders and RFAC Stockholders” section of this proxy statement/prospectus.
	RFAC CHARTER	PUBCO CHARTER
Governance Proposal A – Authorized Shares of Stock	The RFAC Charter authorizes a total of 401,000,000 shares consisting of 380,000,000 shares of RFAC Class A Common Stock; 20,000,000 shares of RFAC Class B Common Stock and 1,000,000 shares of preferred stock	The authorized share capital of the PubCo is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each.
Governance Proposal B – Dual Class of Stock	The RFAC Charter provides for two classes of RFAC Common Stock — Class A and Class B — with the shares of RFAC Class B Common Stock to convert into shares of RFAC Class A Common Stock upon completion of an initial business combination	The PubCo Charter provides for only one class of ordinary shares although it authorizes the board to divide the authorized ordinary shares into different classes which may have differing rights and restrictions, as determined by the board.
Governance Proposal C – Provisions Applicable to Blank Stock Companies.	Article IX of the RFAC Charter sets forth various provisions that are applicable to RFAC’s operation as a blank check company prior to its initial business combination.	The PubCo Charter does not include any of these blank check company provisions.
Governance Proposal D – Removal of Directors	RFAC’s Charter provides that directors may only be removed for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares; further, as long as there are any shares of RFAC Class B Common Stock outstanding, any removal will also require the affirmative vote of the holders of at least a majority of the RFAC Class B Common Stock shares outstanding.	Under the PubCo Charter, any director may be removed, with or without cause, by an ordinary resolution which requires the affirmative of a simple majority of the shares entitled to vote at a general meeting of PubCo. Directors may also be removed by notice in writing signed by not less than three-fourths of all the Directors in number and may otherewise cease to hold office in any other manner provided for in the PubCo Charter.

Reasons for the Approvals of the Advisory Governance Proposals
Governance Proposal A — Authorization of Shares
The RFAC board of directors believes that the new capitalization provided in PubCo Charter is necessary to accommodate the shares to be issued in connection with the Business Combination, PubCo’s equity incentive plan, other transactions contemplated by the Business Combination Agreement as well as any future issuance of shares necessary to raise additional capital for PubCo or in connection with acquisitions.
Governance Proposal B — Elimination of Dual Class of Stock
The dual classes of common stock in the RFAC Charter were established so as to distinguish between the shares sold to the founder and the shares sold to the public in the IPO. The RFAC Charter also provides that upon completion of an initial business combination all RFAC Class B Common Stock will convert into RFAC Class A Common Stock shares leaving only one class outstanding. As such, PubCo does not believe it is necessary to maintain two different classes of ordinary shares.
Governance Proposal C — Blank Check Provisions
The elimination of certain provisions related to RFAC’s status as a blank check company that are currently included in the RFAC Charter is desirable because these provisions will serve no purpose following the Business Combination. For example, the PubCo Charter does not include the requirement that PubCo dissolve after a certain time period and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations, and the Board believes it is the most appropriate period for the post-combination company following the Business Combination. In addition, certain other provisions in the RFAC Charter require that proceeds from RFAC’s IPO be held in the trust account until a business combination or liquidation of RFAC has occurred and provide for mandatory redemption rights for holders of Class A common stock sold in RFAC’s IPO in certain circumstances. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the PubCo Charter. PubCo may continue in existence until it is wound up in accordance with the Cayman Companies Act.
Governance Proposal D — Removal of Directors
RFAC’s Charter provides that directors may only be removed for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares; further, as long as there are any shares of RFAC Class B Common Stock outstanding, any removal will also require the affirmative vote of the holders of at least a majority of the RFAC Class B Common Stock outstanding. PubCo Charter provides that directors may be removed by an ordinary resolution passed by the shareholders of PubCo. Directors may also be removed by notice in writing signed by not less than three-fourths of all the Directors in number and may otherewise cease to hold office in any other manner provided for in the PubCo Charter. RFAC’s board of directors believes that such a standard will give shareholders a greater say in who serves on the board and is more consistence with optimum corporate governance policies.
Required Vote and Recommendation of the Board
The approval of the Advisory Governance Proposals will require an affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of RFAC as of the Record Date that are present and voted at the Meeting. Abstentions and broker non-votes will not have an effect on the Advisory Governance Proposals.
As discussed above, the Advisory Governance Proposals are advisory votes and therefore are not binding on RFAC or RFAC’s board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals. Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Governance Proposals, RFAC and PubCo intend that PubCo Charter will take effect upon consummation of the Business Combination.
RFAC’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE RFAC’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY GOVERNANCE PROPOSALS.

THE NASDAQ PROPOSAL
Overview
We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares); or (B) the PubCo Ordinary Shares to be issued is or will be equal to or in excess of 20% of the number of PubCo Ordinary Shares outstanding before the issuance of the shares or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the PubCo Ordinary Shares for the five trading days immediately preceding the signing of the binding agreement, if the number of PubCo Ordinary Shares (or securities convertible into or exercisable for PubCo Ordinary Shares) to be issued equals to 20% or more of the PubCo Ordinary Shares, or 20% or more of the voting power, outstanding before the issuance.
Reasons for the Nasdaq Proposal
In consideration of the Business Combination, PubCo will issue [•] PubCo Ordinary Shares with a deemed price per share of $[•] to the shareholders of the Company. See “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement”. Because the number of PubCo Ordinary Shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of PubCo Ordinary Shares outstanding and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of RFAC, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).
Effect of Proposal on Current Shareholders
If the Nasdaq Proposal is adopted, up to an aggregate of [•] PubCo Ordinary Shares may be issued in connection with the Business Combination.
The issuance of the PubCo Ordinary Shares described above would result in significant dilution to our shareholders, and result in our shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of the combined company.
Vote Required for Approval
The Nasdaq Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Special Meeting vote “FOR” the Nasdaq Proposal.
The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, the Nasdaq Proposal will have no effect even if approved by our shareholders. Because shareholder approval of the Nasdaq Proposal is a condition to completion of the Business Combination under the Merger Agreement, if the Nasdaq Proposal is not approved by our shareholders, the Business Combination will not occur.
Board Recommendation
The RFAC Board recommends a vote “FOR” adoption of the Nasdaq Proposal.

THE INCENTIVE PLAN PROPOSAL
We are asking our stockholders to approve and adopt the GCL Global Holdings Ltd Equity Incentive Plan (the “PubCo Equity Plan” or the “Plan”) and the material terms thereunder.
The following is a summary of certain terms and conditions of the PubCo Equity Plan. This summary is qualified in its entirety by reference to the PubCo Equity Plan, a copy of which is included in this proxy statement/prospectus as Annex C.
Summary of the PubCo Equity Plan
The purpose of the PubCo Equity Plan is to help us attract, motivate and retain such persons with awards under the PubCo Equity Plan and thereby enhance shareholder value.
Types of Awards.   The PubCo Equity Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the Plan.
Plan Administration.   The PubCo Equity Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by the Board of directors.
Shares available for Awards.   The aggregate number of PubCo ordinary shares reserved and available for grant and issuance under the PubCo Equity Plan is [•]. Subject to any adjustments provided in the PubCo Equity Plan, such aggregate number of shares will automatically increase every [January 1] of each year, in an amount equal to 3% of the total number of ordinary shares outstanding on [December 31] of the preceding year.
Eligibility.   Pubco’s employees and consultants are eligible to participate in the PubCo Equity Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.
Designation of Award.   Each award under the PubCo Equity Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.
Conditions of Award.   Pubco’s board of directors or any entity appointed by its board of directors to administer the Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.
Terms of Award.   The term of each award is stated in the award agreement between the company and the grantee of such award.
Transfer Restrictions.   Unless otherwise determined by the administrator of the Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.
Exercise of Award.   Any award granted under the PubCo Equity Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.
Amendment, Suspension or Termination of the PubCo Equity Plan.   The administrator of the PubCo Equity Plan may amend, alter, suspend, discontinue or terminate the Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in Pubco’s Memorandum and Articles of Association for any amendment to the Plan that increases the total number of shares reserved for the purposes of the Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.
Required Vote
This Equity Incentive Plan Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Equity Incentive Plan Proposal. This Equity Incentive Plan Proposal is conditioned upon the approval and completion of the Business Combination Proposal and the Nasdaq Proposal. If either the Business Combination Proposal or the Nasdaq Proposal is not approved, this Proposal will have no effect even if approved by our stockholders.
Board Recommendation
OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the RFAC Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to RFAC Stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal. In no event will the RFAC Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the RFAC Charter and the DGCL.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by RFAC Stockholders, the RFAC Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal.
Vote Required for Approval of the Adjournment Proposal
The approval of the Adjournment Proposal requires the affirmative vote of the votes cast by the stockholders present via the virtual meeting platform or represented by proxy and entitled to vote thereon at the Special Meeting. Abstentions will have no effect on the Adjournment Proposal. Broker non-votes will have no effect with respect to the approval of the Adjournment Proposal. The Business Combination is not conditioned upon the approval of the Adjournment Proposal. The approval of the Adjournment Proposal is not conditioned upon the approval of the Business Combination Proposal.
Recommendation of the RFAC Board
THE RFAC BOARD RECOMMENDS THAT RFAC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT RFAC
Unless the context otherwise requires, references in this section to “we,” “us,” “our” refer to RFAC.
General
We are a blank check company incorporated as a Delaware corporation on January 11, 2022, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses, which we refer to throughout this proxy statement/prospectus as our initial business combination. Our efforts to identify a prospective target business were not limited to a particular industry or geographic region, although we were focused on companies operating within the financial services, media, technology, retail, interpersonal communication, transportation, and education sectors.
On March 28, 2022, RFAC consummated its IPO for the sale of 10,000,000 RFAC Units at a price of $10.00 per unit, generating gross proceeds of $100,000,000, and incurring offering costs of $3,803,330, of which $2,300,000 were underwriting fees and $1,503,330 were other offering costs. On March 30, 2022, the over-allotment option was exercised in full, generating additional gross proceeds of $15,000,000. Each RFAC Unit consists of one RFAC Public Share, one RFAC Public Warrant, and one RFAC Public Right. Each RFAC Public Warrant entitles the holder thereof to purchase one RFAC Public Share at a price of $11.50 per share, subject to adjustments therein. Each RFAC Public Right entities the holder to receive one-tenth of one share of RFAC Class A Common Stock, subject to adjustment, upon the consummation of a business combination. Only whole RFAC Public Warrants and RFAC Public Rights will trade. The RFAC Public Warrants will become exercisable 30 days after the completion of the business combination and will expire five years after the completion of our business combination or earlier upon redemption or our liquidation.
Simultaneously with the closing of the IPO, pursuant to the RFAC Private Placement Warrants Purchase Agreements, RFAC completed the private sale of 4,050,000 RFAC Private Placement Warrants to the Sponsor at a price of $1.00 per RFAC Private Placement Warrant, and a sale of 500,000 RFAC Private Placement Warrants to the Underwriter, which generated total gross proceeds of $4,550,000. Simultaneously with the closing of the exercise of the over-allotment option, pursuant to the RFAC Private Placement Warrants Purchase Agreements, RFAC completed the private sale of an additional 400,500 RFAC Private Placement Warrants to the Sponsor and 49,500 RFAC Private Placement Warrants to the Underwriter, at a purchase price of $1.00 per RFAC Private Placement Warrant, generating gross proceeds to RFAC of $450,000. Following the closing of the Initial Public Offering on March 28, 2022 and the exercise of the over-allotment option on March 30, 2022, an amount of $116,150,000 from the net proceeds of the sale of the RFAC Units in the Initial Public Offering and a portion of the proceeds from the sale of the RFAC Private Placement Warrants was placed in a trust account located in the United States with Continental Stock Transfer & Trust Company acting as trustee and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the certain conditions under Rule 2a-7 of the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account.
On March 24, 2022, the RFAC Units started trading on the Nasdaq Capital Market under the symbol “RFACU.” On April 20, 2022, the RFAC Common Stock, RFAC Public Warrants and RFAC Public Rights started trading on the Nasdaq Global Market under the symbols “RFAC,” “RFACW” and “RFACR,” respectively.
On March 24, 2023, a special meeting was held where RFAC’s stockholders approved a proposal (the “Extension Amendment” or “Extension Amendment Proposal”) to amend and restated RFAC’s amended and restated certificate of incorporation to give RFAC the right to extend the date by which it has to consummate a business combination from March 28, 2023 to December 28, 2023, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after March 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $300,000 or (ii) $0.12 for each share RFAC Class A Common Stock not redeemed in connection with the Extension Amendment Proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $100,000 or (ii) $0.04 for each share of RFAC Class A Common Stock not redeemed in connection with the Extension Amendment Proposal, until December 28, 2023 in exchange for a noninterest bearing, unsecured promissory note payable upon consummation of a business combination. In connection therewith the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 7,391,973 shares of RFAC Class A Common Stock exercised their right to redemption at a per share redemption price of approximately $10.29. On April 3, 2023, a total of $76,054,240 in redemption payments were made in connection with this redemption. Following the redemption, RFAC had a total of 4,108,027 shares of RFAC Class A Common Stock outstanding held by public shareholders.
Additionally, on June 26, 2023, RFAC’s board of directors unanimously consented to the conversion of the RFAC Class B Common Stock to shares of RFAC Class A Common Stock on a one-for one basis. On June 26, 2023, RF Dynamic LLC, the sole holder of RFAC Class B Common Stock, also consented to the conversion of RFAC Class B Common Stock to shares of RFAC Class A Common Stock on a one-for-one basis. On July 7, 2023, RFAC instructed its transfer agent to initiate the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock. An aggregate of 2,875,000 shares of RFAC Class B Common Stock with a par value of $0.0001 per share was converted into 2,875,000 shares of RFAC Class A Common Stock with a par value of $0.0001.
On December 20, 2023, RFAC held a special meeting of the stockholders at which RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from December 28, 2023 to September 28, 2024, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after December 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $225,000 or (ii) $0.09 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $75,000 or (ii) $0.03 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, until September 28, 2024 in exchange for a non-interest-bearing, unsecured promissory note payable upon consummation of a business combination. Additionally, the stockholders approved a proposal to amend the RFAC Charter to remove the net tangible asset requirement in order to expand the methods that RFAC may employ so as to not become subject to the “penny stock” rules of the SEC.
In connection therewith the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 1,363,378 shares of RFAC Class A Common Stock exercised their right to redemption at a per share redemption price of approximately $10.72. On December 22, 2023, a total of $14,619,421.26 in redemption payments were made in connection with the redemption. On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024. Following the redemption, RFAC had a total of 2,744,649 shares of RFAC Class A Common Stock outstanding held by public shareholders. As a result of the redemptions, RFAC now has less liquidity and fewer round-lot holders of RFAC Public Shares, which may make it more difficult for PubCo to meet all of the Nasdaq listing requirements. Since it is a condition to closing to receive the approval for listing by Nasdaq or the NYSE of the shares of PubCo to be issued in connection with the transactions contemplated by the Merger Agreement, the reduced public float may make it more difficult for RFAC to meet all of the Nasdaq listing requirements, and to consummate the Business Combination.
Initial Business Combination
So long as we obtain and maintain a listing for our securities on Nasdaq, we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination. The RFAC Board will make the determination as to the fair market value of our initial business combination. The RFAC Board believes that the financial skills and background of its members qualify it to conclude that the Business Combination with the Company met this requirement.
Stockholder Approval of Business Combination
Pursuant to the RFAC Charter, our RFAC Public Stockholders may request that we redeem all or a portion of such stockholder’s RFAC Public Shares for cash if the initial business combination is consummated for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the business combination, including interest (net of taxes payable). Notwithstanding the foregoing, a RFAC Public Stockholder, together with any affiliate of such RFAC Public Stockholder or any other person with whom such RFAC Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate shares in excess of 15% of the aggregate RFAC Public Shares.
In connection with the IPO, EBC, the Sponsor and each of our officers and directors agreed to waive their redemption rights with respect to any shares of RFAC Class A Common Stock they may hold in connection with the consummation of the Business Combination. Such waivers are standard in transactions of this type and the Sponsor, EBC, and RFAC’s officers and directors did not receive separate consideration for the waiver. Shares of RFAC Class A Common Stock underlying the 4,450,500 RFAC Private Placement Warrants held by the Sponsor and our independent directors will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and RFAC’s directors and officers own an aggregate of 49.4% of our outstanding shares of RFAC Common Stock.
Redemption of RFAC Public Shares and Liquidation if no Initial Business Combination
If RFAC is unable to complete a Business Combination within the extended deadline of September 28, 2024 (the “Combination Period”), RFAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to RFAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish RFAC Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of RFAC’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to RFAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
EBC, our initial stockholders, and our Sponsor, executive officers, and directors have entered into written agreements with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Sponsor Founder Shares and EBC Founder Shares if we fail to complete our initial business combination within the Combination Period or any extended period of time that we may have to consummate a Business Combination as a result of an amendment to the RFAC Charter. However, if our initial stockholders, Sponsor or management team acquire public shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our Business Combination within the allotted time period.
EBC, our initial stockholders, and our sponsor, executive officers, and directors have agreed, pursuant to written agreements with us, that they will not propose any amendment to our RFAC Charter to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the Combination Period, or any extended period of time that we may have to consummate a business combination as a result of an amendment to the RFAC Charter, or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity. At the special meeting held on March 24, 2023, RFAC’s stockholders approved a proposal to amend RFAC’s amended and restated certificate of incorporation to give RFAC the right to extend the date by which it has to consummate a business combination from March 28, 2023 to December 28, 2023, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after March 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $300,000 or (ii) $0.12 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $100,000 or (ii) $0.04 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, until December 28, 2023 in exchange for a noninterest bearing, unsecured promissory note payable upon consummation of a business combination. In the event RFAC decides to exercise any extension option, investors will not have voting rights nor redemption rights in connection with such additional three-month extension or one-month extensions.
At the special meeting held on December 20, 2023, RFAC’s stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from December 28, 2023 to September 28, 2024, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after December 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $225,000 or (ii) $0.09 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $75,000 or (ii) $0.03 for each share of RFAC Class A Common Stock not redeemed in connection with the proposal, until September 28, 2024 in exchange for a non-interest-bearing, unsecured promissory note payable upon consummation of a business combination. Additionally, the stockholders approved a proposal to amend the RFAC Charter to remove the net tangible asset requirement in order to expand the methods that RFAC may employ so as to not become subject to the “penny stock” rules of the SEC. On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $4,066 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of the IPO and the private placements, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account and any tax payments or expenses for the dissolution of the trust, the per-share redemption amount received by stockholders upon our dissolution would be approximately $10.10. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our RFAC Public Stockholders. We cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.10. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our RFAC Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. The underwriter of the IPO and our independent registered public accounting firm will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of RFAC. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.10 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $4,066 from the proceeds of the IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). If we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our trust account could be liable for claims made by creditors.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our RFAC Public Stockholders upon the redemption of our public shares if we do not complete our initial business combination within the Combination Period, may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.
Furthermore, if the pro rata portion of our Trust Account distributed to our RFAC Public Stockholders upon the redemption of our RFAC Public Shares if we do not complete our initial business combination within the Combination Period, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If we are unable to complete our initial business combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish RFAC Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our public shares as soon as reasonably possible following the Combination Period and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.
Because we will not be complying with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers and investment bankers) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, our Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. If an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims.
If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.10 per share to our RFAC Public Stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying RFAC Public Stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our RFAC Public Stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination within the Combination Period, (ii) in connection with a stockholder vote to amend our RFAC Charter to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within Combination Period or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination. In the event RFAC decides to exercise an extension option, investors will not have voting rights nor redemption rights in connection with such additional three-month extension or one-month extension. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. If we seek stockholder approval in connection with our initial business combination, a stockholder’s voting in connection with the business combination alone will not result in a stockholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of our RFAC Charter, like all provisions of our RFAC Charter, may be amended with a stockholder vote.
Facilities
We do not own any real estate or other physical properties materially important to our operation. We currently maintain our principal executive offices at 111 Somerset, #05-06, Singapore 238164. The cost for our use of this space is included in the $10,000 per month fee we pay to the Sponsor for office space, administrative and shared personnel support services. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.
Employees
We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters, but they devote, and will continue to devote, as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.
Competition
If we succeed in effecting the Business Combination, in all likelihood, PubCo will face significant competition from the Company’s competitors. We cannot assure you that, subsequent to the Business Combination, PubCo will have the resources or ability to compete effectively. Information regarding the competition the Company is facing is set forth in the sections titled “Information Related to the Company.”
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending or to our knowledge, threatened against us or any members of our management team in their capacity as such.

RFAC’S MANAGEMENT
Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to RFAC.
Officers and Directors
Our officers and directors are as follows:
Name	Age	Title
Tse Meng Ng	48	Chairman and Chief Executive Officer
Han Hsiung Lim	48	Chief Financial Officer, Chief Operating Officer and Director
Melvin Xeng Thou Ong	39	Independent Director
Simon Eng Hock Ong	57	Independent Director
Vincent Yang Hui	34	Independent Director
Tse Meng Ng, has been our Chairman and Chief Executive Officer since January 2021. In February 2019, Mr. Ng co-founded Ruifeng Wealth Management Pte Ltd, a Singapore Capital Markets Services licensed financial institution regulated by the Monetary Authority of Singapore with a market capitalization of approximately $2 billion, for which he serves as the chief executive officer. There, Mr. Ng and his team provide fund management services to ultra-high net worth individuals. From May 2014 to January 2019, Mr. Ng served as the Managing Director of Credit Agricole, an international full-service banking group. He was voted ‘Outstanding Young Private Banker’ in 2011 by Private Banker International, a leading journal for the global wealth management industry. Prior to that, Mr. Ng was a Director at Credit Suisse where he helped form the team that covered the North Asia markets and where he helped contribute the most net new money between 2008-2009. He started his career in 1998 at Citibank N.A where he managed a team of banking staff. Mr. Ng earned a B.S. in Business from Nanyang Technological University. Mr. Ng is well qualified to serve on our board of directors due to his leadership skills and business acumen.
Han Hsiung Lim, has been our Chief Financial Officer, Chief Operating Officer and on our board of directors since January 2021. Mr. Lim retired from an 18-year career in the banking and asset management industry in 2018 and has since managed his own investments in public equities and fixed-income securities. From January 2016 to December 2017, Mr. Lim was a Senior Vice President in the Risk & Performance Management Department at GIC (formerly known as the Government of Singapore Investment Corporation), which manages Singapore’s foreign reserves. From April 2009 to December 2014, he served as the Head of Credit Risk Management in the Risk & Performance Management Department at GIC where he was responsible for approving, managing and mitigating the firmwide credit exposure of GIC to its trading counterparties. From February 2000 to April 2009, Mr. Lim worked within the Financial Markets Credit Group at DBS Bank, where he rose up the ranks to Vice President in 2005 and was responsible for approving, managing and mitigating the firmwide credit exposure of DBS Bank to a portfolio of banks and non-bank financial institutions. He also has experience in managing credit exposure, as he was tasked with avoiding and mitigating DBS Bank’s potential losses during the 2008 Global Financial Crisis. Mr. Lim has a bachelor of business degree (First Class Honors), with a major in banking and a minor in hospitality, from the Nanyang Technological University.
Melvin Xeng Thou Ong, has served on our board of directors since July 13, 2022. Mr. Ong has founded multiple companies including RMBex Limited and Creditz base Group Limited and Pure & Cure Healthcare Group. He also acquired Unggul Shooting Academy in 2022. Prior thereto, Mr. Ong, joined Oriental Daily News Sdn Bhd as a sales executive in April 2002; co-founded Smart Info Publisher Sdn Bhd in March 2004; and helped start up Faster Mobile Event Management Sdn Bhd, Fortune Construction Resources Sdn Bhd, and Faster Advertising (HK) Limited in May 2006, October 2022, and May 2013, respectively. Mr. Thou was also appointed by the Word Wildlife Fund as the Malaysia Curator and Organizer for 1600 pandas world tour in December 2015. Further, he co-organized and invested in the Maritime Silkroad Art festival of One Belt One Road, invested in FarmtoU Worldwide Sdn Bhd and Peak Agricultures Resources Sdn Bhd, and became a certificate blockchain expert by Blockchain Councils USA and a certified key partner of the Blockchain Councils in Hongkong, Taiwan, and China in 2018.

Simon Eng Hock Ong has served on our board of directors since March 2022. Mr. Ong currently serves as the Chief Financial Officer of Rich Capital Holdings Limited, a company listed on SGX Catalist. Prior thereto, Mr. Ong worked as the Executive Director of Asiaphos Limited from 2012 through June 2019, and remains with Asiaphos as a Non-Executive Director and as a member of their audit committee. Previously, Mr. Ong also served as Group Finance Manager and as Chief Financial Officer of Hwa Hong Corporation Limited, a company listed on SGX-ST Main Board, and as a director of corporate and financial planning of the King George Development Corporation, a company listed on the TSX Venture Exchange (formerly known as the Vancouver Stock Exchange). Mr. Ong has a degree in accounting from North East London Polytechnic (now known as the University of East London) and is a Fellow of the Association of Chartered Certified Accountants and a Certified Practicing Accountant in Australia. Mr. Ong’s experience working with public companies and his strong background in finance and accounting make him a strong candidate to serve on our board of directors.
Vincent Yang Hui has served on our board of directors since March 2022. Mr. Hui currently serves as the Chief Executive Officer of abComo eCommerce Pte Ltd, a multinational influencer platform that he founded in 2020. He also co-founded Long-bridge, an overseas asset investment company, in 2019, and Alphabit Consulting Pte Ltd, a Singapore based technology consulting company. From 2014 to 2018, Mr. Hui served as a Business Development Director for the Alibaba Group and Ant Financial. Mr. Hui has a BSc in Information Management and Information Systems from the University of Electronic Science and Technology of China and a graduate diploma in systems analysis from the National University of Singapore. Mr. Hui’s qualifications to serve on our board of directors includes his entrepreneurial experiences and educational background.
Number and Terms of Office of Officers and Directors
We have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Vincent Yang Hui, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Melvin Xeng Thou Ong, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Simon Eng Hock Ong and Mr. Tse Meng Ng, will expire at the third annual meeting of stockholders.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to the RFAC Charter.
Director Independence
The rules of Nasdaq require that a majority of our board of directors be independent within one year of our Initial Public Offering. Our board of directors has determined that Melvin Ong Xeng Thou, Simon Eng Hock Ong, and Vincent Yang Hui are “independent directors” as defined in Nasdaq rules and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Officer and Director Compensation
None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq through the earlier of consummation of our Business Combination and our liquidation, we have paid and will continue pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. In addition, we may elect to pay customary fees to our directors for director service. Our Sponsor, executive officers, and directors, or any of their respective affiliates will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to a Business Combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating a Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, has been paid or will be paid by RFAC to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our Business Combination.
After the completion of our Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our Business Combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our Business Combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Committees of the RFAC Board
Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
We have an audit committee of the board of directors. Simon Eng Hock Ong and Vincent Yang Hui serve as members of our audit committee, and Simon Eng Hock Ong chairs the audit committee. All members of our audit committee are independent of and unaffiliated with our Sponsor and our underwriter.
Each member of the audit committee is financially literate and our board of directors has determined that Vincent Yang Hui qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
The audit committee is responsible for:
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meeting with our independent registered accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

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monitoring the independence of the independent registered public accounting firm;

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verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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inquiring and discussing with management our compliance with applicable laws and regulations;

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pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

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appointing or replacing the independent registered public accounting firm;

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determine the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

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monitoring compliance on a quarterly basis with the terms of our Initial Public Offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our Initial Public Offering; and

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reviewing and approving all payments made to our existing stockholders, executive officers or directors and their respective affiliates. Any payments to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee
Our Compensation Committee consists of Simon Eng Hock Ong, Vincent Yang Hui, and Melvin Ong Xeng Thou chairs the compensation committee.
We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving the compensation of all of our other Section 16 executive officers;

•
reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and Annual Report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•
producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Director Nominations
We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who previously participated in the consideration and recommendation of the previous director nominees were Simon Eng Hock Ong and Vincent Yang Hui. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.
The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.
Code of Ethics
We adopted a code of ethics applicable to our directors, officers, and employees (“Code of Ethics”). A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

INFORMATION RELATED TO PUBCO
PubCo is an exempted company with limited liability incorporated under the laws of Cayman Islands on October 12, 2023 solely for the purpose of effectuating the Business Combination described herein. PubCo is considered a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.
PubCo has an authorized share capital of US$50,000 divided into 500,000,000 o shares of $0.0001 par value each. Prior to Closing, PubCo intends to amend and restate its memorandum and articles of association which will constitute the PubCo Charter. Under the PubCo Charter, PubCo will have no change to its authorized share capital and will continue to remain authorized to issue a maximum of 500,000,000 shares of $0.0001 par value each. PubCo has 1 share of par value of US$0.0001 in issue, which currently represents the sole issued and outstanding shares of PubCo. For descriptions of PubCo securities, please see the section titled “Description of PubCo Securities.” The objects for which PubCo is established are unrestricted and PubCo has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Prior to the consummation of the Business Combination, the sole shareholder of PubCo is Epicsoft Ventures Pte Ltd. Prior to the consummation of the Business Combination, the sole director of PubCo is Choo See Wee. Upon the Closing, the PubCo Board will consist of seven directors, which will include Jacky Choo See Wee, Sebastian Toke, Ooi Chee Eng, and Tse Meng Ng. PubCo expects to appoint the remaining Board member prior to the Closing.
The mailing address of PubCo’s registered office is at the offices of CO Services Cayman Limited, P.O. Box, 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands and its registration number is 403942. After the consummation of the Business Combination, its principal executive office and mailing address shall be that of the Company located at 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119 and its telephone number is 65 80427330.
PubCo’s auditor is expected to be Marcum Asia CPAs LLP.

INFORMATION RELATED TO THE COMPANY
Overview
The Company, together with the Group Subsidiaries (“GCL Group”), is a leading marketer, distributor and publisher of video games and entertainment content sold in Asia. It sells and distributes to retailers and consumers in Asia physical and digital copies of video games that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computer (“PC”), through physical retailers, such as Sony PlayStation stores in Japan, and online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. The Company has its own creative media design team with studio facilities to produce marketing and promotional materials adapted to local markets and develop original content as part of its content creation or marketing business. Partnering with international video game publishers and developers, the Company has an established track record of selling and marketing top-tier video game franchises such as Grand Theft Auto, Red Dead Redemption, Sonic the Hedgehog and Cyberpunk 2077. The Company also has its own production studio and advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies. In 2022, the Company started to dedicate resources to the game publishing business by forming a wholly-owned subsidiary, 4Divinity, to invest in upcoming game titles as either a publisher or a co-publisher for the global market. GCL Group’s mission is to become the next Asian powerhouse in video games and entertainment content marketing, delivering high-quality and engaging entertainment experiences across smart devices, consoles, PCs and streaming platforms, and introducing original Asian-developed video games and entertainment content to the global market.
Mr. Jacky Choo See Wee, our Group Chairman and Chief Executive Officer of Epicsoft Asia, has over 20 years of video games distribution and retail network management experience in Asia. Under Mr. Choo’s leadership, Epicsoft Asia has become a leading channel distributor for console games, and has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia, and has sold more than 30,200,000 physical and digital copies of video games to date. It has distributed in Asia four of the top ten best-selling video games of all time11, three of which it is currently still selling. It is also responsible for bringing to Asia some award-winning all-time favorite video games, such as Hogwarts Legacy, Grand Theft Auto IV, Grand Theft Auto V, Red Dead Redemption II, Cyberpunk 2077, The Witcher 3: Wild Hunt, and Elden Ring.
2Game is a Group Subsidiary that serves as GCL Group’s authorized digital sales platform. It operates as a business-to-business (“B2B”) and business-to-consumer (“B2C”) digital video game retailer. It sells and distributes game activation keys (the “CD keys”) to both resellers and consumers as part of GCL Group’s concerted effort to transition from physical console game compact discs to digital game codes and content. There are currently more than 7,000 game titles available on 2Game’s platform. 2Game currently has more than 570,000 registered users and approximately 55.8% of 2Game’s revenue comes from Europe, with approximately 28.6% and the remaining 15.6% from Asia and the U.S., respectively.
4Divinity is a Group Subsidiary dedicated to games publishing. Its mission is to invest in upcoming game titles, to publish, or co-publish with international game publishers and content development studios, to introduce new video games and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed video games and entertainment content to the global market. As of today, GCL Group has either published or co-published five game titles, and we have plans to publish five additional new game titles during the fiscal year 2025.
Titan Digital Media (“TDM”) is a Group Subsidiary specialized in creating customized and strategic marketing campaigns specific to a brand’s needs. With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators (“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talent. TDM currently also has two wholly-owned subsidiaries specialized in the sale of fashion jewelry and lifestyle goods, gaming chairs and related merchandise.

11
https://sea.ign.com/grand-theft-auto-v/192289/news/the-10-best-selling-video-games-of-all-time.

GCL Group is headquartered in Singapore, and has operations in Malaysia and Hong Kong.
Industry Background and Market Opportunities
Based on Newzoo’s Global Games Market Report 2023 (October 2023), the global games market is projected to generate $189.0 billion in revenue in 2024. While mobile games have grown to now account for approximately 49% of the global games market revenue, PC and console gaming was a major growth driver. It is also projected that the global games market will grow to $205.7 billion by 2026.
The number of players worldwide is projected at 3.38 billion in 2023, an annual growth rate of over 6.3% from 2022. Based on Newzoo’s Global Market Report 2023, it is estimated that over 53% of the 3.38 billion gamers are from the Asia-Pacific region, thanks to huge markets like India and China and highly gaming-engaged countries like Japan and South Korea. Between 28.9% and 35.8% of PC gamers are based in Asia.
Video game sales and distribution was one of the handful of businesses positively affected by the COVID-19 pandemic, driven by the demand for more home entertainment. Game-related engagement is sticky, and we believe many players who entered the market during the early lockdown years of the pandemic will continue to be engaged with video games in one form or another. Historically, the video game industry has proved to be relatively resilient during periods of economic downturn since gaming offers a cheaper home entertainment alternative to the large ticket discretionary spending items.
Video game piracy is when an individual, group, or business copies and/or distributes video game software without the authorization of the intellectual property owner of the video game. By making unauthorized copies of the games or allowing players to download games for free or at a reduced price, scammers are taking profit from game developers, publishers and studios. Game piracy is a global issue in the gaming industry. Based on a survey published by QATestLab on November 16, 2022, around 1 in 10 gamers have illegally downloaded or played a pirated video game over the past three months12. Today, this presents a challenge to all game studios which are losing sizeable revenue to unauthorized listings of their games online. Through our distribution network and long-standing relationships with our customers, we believe we can offer a unique value proposition to the international game studios in combating the issue of game piracy through take-down and conversion of unauthorized sales listings. We believe that there is a large market demand for this service and we plan to leverage our network and technology to help game studios and publishers recoup some of the revenues lost to piracy.
We believe that the overall entertainment industry is converging towards transmedia, a trend in which game companies bring their game IP to film, television, and other media to expand the reach of their franchise and bring consumers back to their core game franchise. By growing our business into game publishing, game creation and game IP investment, we believe we are well-positioned to move up the value chain in the game creation process to build our game IP and potentially monetize game IP through transmedia.
We are also witnessing a global shift in the way consumers interact with their toys and games. Based on The Global Toy Market Report (Annual 2022) published by The Toy Association, the global toy market in 2022 was estimated at $107.4 billion. We believe that if we can integrate our game offerings with in-game content into toys using the Near Field Communication (“NFC”) technology to interact with supported video game software, allowing data to be transferred in and out of games and across multiple platforms, we will have an opportunity to tap into the global toy market.
GCL Group
Through two intermediary holding companies, namely (i) GCL Global Pte. Ltd., a Singaporean company formed in July 2021 (“GCL Global SG”), and (ii) Grand Centrex Limited, a British Virgin Islands business company formed in November 2018 (“GCL BVI”), GCL Global holds the following operating subsidiaries:
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Epicsoft Asia Pte. Ltd. (“Epic Asia” or “Epicsoft Asia”) — formed in September 2014 in Singapore primarily for marketing and retail distribution of video games software, game codes, and other related consumer items in Singapore.

12
https://advanced-television.com/2022/10/11/survey-video-game-piracy-set-to-rise/

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Epicsoft (Hong Kong) Limited (“Epic HK” or “Epicsoft Hong Kong”) — formed in April 2005 in Hong Kong primarily for marketing and retail distribution of video games software, game codes, and other related consumer items in Hong Kong.

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Epicsoft Malaysia Sdn. Bhd. (“Epic MY” or “Epicsoft Malaysia”) — formed in June 2019 in Malaysia primarily for marketing and retail distribution of video games and related products in Malaysia.

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Titan Digital Media Pte. Ltd. (“TDM”) — formed in January 2018 in Singapore as a branding and digital marketing agency with 90% of the then outstanding equity interests held by our current Group Chairman, Jacky Choo See Wee. In December 2018, GCL BVI acquired all outstanding shares of TDM. After TDM’s acquisition of Starry Jewelry in April 2023, GCL Group holds 85% of the equity interests in TDM, with former owner of Starry Jewelry holding the remaining 15%.

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4Divinity Pte. Ltd. (“4Divinity”) — formed in September 2022 in Singapore dedicated to the games publishing business.

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2Game Digital Limited (“2Game”) — formed in May 2022 in Hong Kong primarily for distribution of digital game codes and related products. In July 2022, GCL Global SG acquired 51% of the equity interests in 2Game in a combination of cash and stock transaction. Pursuant to the share purchase agreement dated July 31, 2022, and as amended on July 31, 2022 and October 17, 2023, sellers of 2Game will be entitled to receive an aggregate of up to $6,120,000 consisting of the following tranches: (i) $6,550 cash payment in September 2022, $540,496 cash payment and issuance of 20,468 ordinary shares in October 2023 upon 2Game meeting certain financial performance milestones for the fiscal year 2023, (iii) $2,993,450 to be paid in stock upon successful listing of the Company’s securities, (iv) $1,000,000 to be paid in cash upon 2Game meeting certain financial performance milestones for the fiscal year 2024, and (v) $1,320,000 to be paid in stock upon 2Game meeting certain financial milestones for the fiscal year 2025. The sellers will be entitled to receive additional cash and stock consideration as contingent consideration in the event that 2Game’s net profit after tax (“NPAT”) is in excess of certain NPAT targets set out in financial performance milestones through the fiscal year end of 2025. 2Game is GCL Group’s officially authorized digital video game platform, representing GCL Group’s effort to transition from physical goods to digital content, including the sale of digital game codes to retailers and consumers.

Recent Developments
Starry Jewelry Pte. Ltd. (“Starry Jewelry”) is a Singaporean company specializing in the retail sale of fashion jewelry. In April 2023, TDM acquired all outstanding equity interests in Starry Jewelry by issuing shares of TDM to the then sole owner of Starry Jewelry who is also the spouse of Mr. Jianhao Tan, the CEO of TDM. GCL Group currently holds 85% of the equity interest in TDM and Starry Jewelry is a wholly-owned subsidiary of TDM.
On August 25, 2023, 2 Game Pro Ltda was formed in Brazil as a wholly-owned subsidiary of 2Game to pave the way for the next phase development of 2Game’s digital platform. At the time of this proxy statement/prospectus, 2 Game Pro Ltda has not yet started any business activities.
Martiangear Pte. Ltd. is a Singaporean company specialized in the sale of gaming chairs and related merchandise. In September 2023, TDM acquired all the outstanding equity interests in Martiangear from two seller parties unaffiliated with the GCL Group for a combination of cash and stock consideration. GCL Group holds 85% of the equity interests in TDM and Martiangear is a wholly-owned subsidiary of TDM. In the event that GCL BVI shares are not listed on the Nasdaq Stock Market within 24 months from the acquisition date, GCL BVI has agreed to buy back the shares from the two seller parties for $700,000 in cash.
Restructuring
Pursuant to the Merger Agreement (as amended on December 1, 2023, December 15, 2023, and January 31, 2024), GCL Group completed the Restructuring (as defined in the Merger Agreement) on February 14, 2024 in a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global SG (representing 100% of the total issued and outstanding shares of GCL Global SG) to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG (which in turn holds equity interests in the Group Subsidiaries, except for Epicsoft Malaysia) becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI (which in turn holds 100% of the total issued and outstanding shares of Epicsoft Malaysia) becoming a 99.8%-owned subsidiary of GCL Global.
Current Post-Restructuring GCL Group Structure

GCL Global
100%
99.8%
Grand Centrex Limited
GCL Global Pte Ltd
100%
100%
Epicsoft Malaysia
85%
100%
100%
100%
51%
Titan Digital Media
Epicsoft Asia
Epicsoft Hong Kong
4Divinity
2Game
100%
100%
100%
Martiangear
Starry Jewelry
2 Game Pro Ltda

Through subsidiaries in Singapore, Malaysia and Hong Kong, GCL Group currently operates in the following three key business segments:
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distribution of PC and console games;

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game publishing;

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video marketing campaign and social media advertising services.

Game Distribution
Epicsoft Asia is a leading channel distributor for PC and console games in Asia. It is responsible for bringing to Asia some award-winning all-time favorite video games, including Hogwarts Legacy, Grand Theft Auto V, Red Dead Redemption II, Cyberpunk 2077, The Witcher 3: Wild Hunt, and Elden Ring.

It has distributed in Asia four of the top ten best-selling video games of all time13, three of which it is currently still selling:

Best-selling games of all time

(Global)

Sales (Million of units)
Games that GCL has exclusively distributed
Tetris (Nintendo, 2019)
520
Minecraft (Sony, 2011)
300
Grand Theft Auto V (Rockstar, 2013)
185
Wii Sports (Niintendo, 2006)
82.9
PUBG (Krafton, 2017)
75
Mario Kart 8 + Deluxe (Nintendo, 2014)
63.92
The Elder Scrolls V: Skyrim (Bethesda, 2011)
60
Red Dead Redemption II (Rockstar, 2018)
55
The Witcher 3: Wild Hunt (CD Projekt, 2015)
50
Overwatch (Blizzard, 2016)
50

Together with an affiliated company which our Group Chairman, Jacky Choo See Wee solely owns and founded in January 2007, Epicsoft Asia has over 16 years of video games distribution and retail network management experience in Asia. It has forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles within certain territories in Asia. Together with Epicsoft Hong Kong, Epicsoft Malaysia and 2Game, Epicsoft Asia currently has one of the largest networks for video games distribution in Asia through resellers with more than 2,100 physical and online stores, and has sold more than 30,200,000 physical and digital copies of video games to date in Asia, including Singapore, Malaysia, Hong Kong, Taiwan, Japan, South Korea, Thailand, Indonesia and the Philippines.
Pursuant to distribution agreements and street date (the date on which the video game has its initial commercial release to consumers) agreements with international video game publishers and studios, Epicsoft Asia can be granted either an exclusive right or a non-exclusive, non-sublicensable, limited license to

13
https://sea.ign.com/grand-theft-auto-v/192289/news/the-10-best-selling-video-games-of-all-time.

distribute certain game products, and the publishers retain all rights to the intellectual property, the so-called “game IP,” including but not limited to, the trademarks, copyright and design rights. These distribution agreements typically require Epicsoft Asia to spend a pre-determined minimum amount on marketing and promoting the video game products, including the Add-Ons, during and after the initial launch of the game in Asia, and commit to a minimum order quantity per game title within a certain time period. Epicsoft Asia is offered a wholesale unit price per game and per Packaged Media Unit, and certain payment terms based on a variety of factors including, past relationships, purchase quantities, language version (e.g., Chinese, Korean, Thai), and the format in which the game is delivered. Most multi-year deals also cover the so-called “day one edition,” “enhanced edition,” “collector’s edition” and “game of the year edition” that may be produced by the video game publisher for release in Packaged Media Units after the initial release of the video games. In some cases, Epicsoft Asia also provides localization services, and end user customer and technical support for the game products distributed within its territories.
We started distributing Sega© games in 2018. We continue to distribute popular Sega© game titles, including games under the Sonic franchise, the Yakuza series and Persona 5 in Asia. Between 2019 and 2020, Epicsoft Asia was authorized to operate, manage, and market a SEGA© Games Store in certain online marketplaces in Singapore and Malaysia. In those cases, Epicsoft Asia was made responsible for online merchandising and marketing, posting of items for sale as well as managing the order transactions, and fulfillment of orders. It also handled the customer service, communications related to sales orders and fulfillment from the Official SEGA© Games Store. Sega is also a shareholder of the Company.
Epicsoft Asia generates revenue from sales to retailers and consumers of console games and game codes, and distributing gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, Nintendo Switch and PCs to resellers. It shares with resellers the gross revenue generated from players who purchase physical or online copies of the video games, merchandise on our resellers’ online stores or top up cards to play within the games. It also shares revenue on console games sold in physical stores, such as Sony PlayStation stores in Asia.
In addition, Epicsoft Asia derives revenue from the sale of console game codes either at a fixed price or at a transaction price that varies based on the retailers’ monthly sales, and proportional factor from sales of each specific game title.
Video game sales and distribution was one of the handful of businesses positively affected by the COVID-19 pandemic, driven by the demand for more entertainment such as video games, when staying home. Like most businesses, the pandemic has caused Epicsoft Asia to accelerate the process of further digitization and rely more on e-commerce. Since July 2022, 2Game has served as GCL Group’s authorized digital sales platform that operates as a business-to-business (“B2B”) and business-to-consumers (“B2C”) digital video game retailer. It sells and distributes game licensed CD keys, the so-called “activation codes,” to both resellers and consumers, as part of GCL Group’s effort to transition from physical console game compact discs to digital game codes and content. 2game’s revenue is primarily generated from sale of CD keys.
During the fiscal years ended March 31, 2023 and 2022, revenue generated from game distributions was approximately $68.1 million and $62.5 million, respectively, representing approximately 87.9% and 95.0% of GCL Group’s total consolidated revenue during the respective periods.
TDM acquired Starry Jewelry, a business specialized in retail and online sales of fashion jewelry, in April 2023, and Martiangear, a business specialized in the sale of gaming chairs and other accessories, in September 2023. Management believes that starting fiscal year ending March 31, 2024, these two indirectly-owned subsidiaries will contribute game-related hardware and accessories sales revenue to GCL Group.
Game Publishing
4Divinity is a GCL Group Subsidiary dedicated to the games publishing business. Its mission is to partner with international game publishers and content development studios to introduce new video game and entertainment properties to Asia’s fast-growing market of gamers, and to introduce original Asian-developed content to the global market. As of today, GCL Group has either published or co-published five games: Atomic Heart, Daymare: 1994 Sandcastle, Figment 2: Creed Valley, Windstorm Collection, and

Life in Willowdale. Atomic Heart is a video game co-published with Focus Entertainment, an international game studio backed by Chinese multinational conglomerate, Tencent, and an independent European video game developer and publisher. Atomic Heart generated gross sales revenue of over $10.0 million (before fees payable to the platform) during the first six months of its launch in February 2023.
Similar to the distribution agreements with the video game publishers, the publishing agreements we have with the international game studios and publishers appointing us as a publisher or co-publisher for the promotion, marketing and digital distribution of the video games typically define the territories in Asia where we are given the publishing rights, and contain minimum guaranteed royalty payment and/or minimum guaranteed development fee based on the number of units of the game sold, marketing budget, localization (with specified supported languages), reporting process, revenue sharing and payment terms. These agreements typically cover all editions of the game available for release on platforms, including Steam, PlayStation, Xbox and Nintendo Switch, within a certain pre-determined time period after the first commercial release of the game. In some cases, pursuant to these publishing agreements, we may be entitled to recoup all or a portion of the marketing expenses used to promote the game from the sale proceeds of the game.
We have plans to publish five additional new game titles during the fiscal year ending March 31, 2025. 4Divinity will continue to partner with game developers, publishers and brand owners to create games, original content and entertainment properties and deliver engaging gaming experiences across Asia. 4Divinity generates its games publishing revenue from digital sales of games sold on the Steam platform. During the fiscal year ended March 31, 2023, revenue generated from games publishing was approximately $6.1 million, representing approximately 7.9% of GCL Group’s total consolidated revenue.
Video Marketing Campaign and Social Media Advertising Services
TDM is a branding and digital marketing agency managed by Tan Jian Hao, a top YouTuber creator and influencer in Singapore. TDM specializes in creating customized and strategic marketing campaigns specific to a brand’s needs. It provides video marketing campaign services, which include video production, content alteration based on the customer’s specifications, and video publishing on designated influencers’ social media platforms, such as Tiktok and YouTube. It has more than 100 million monthly organic views, and its customers include small and medium-sized enterprises (the “SMEs”) and government agencies.
TDM also generates advertising revenue from participating in the social media advertising programs allowing the platforms to display advertisements on TDM’s video posting and share a portion of the revenue generated from those advertisements with TDM. The profit-sharing arrangements with the social media platform can be based on multiple factors over time, including viewer engagement, viewer location, the type of advertisement, the number of advertisements placed.
With its in-house strategists, producers, designers, video production and marketing team, TDM is a full-service agency that connects a brand with its target audience to achieve campaign key performance indicators

(“KPIs”) and marketing goals. It has a production studio, an advertising agency, and a multi-channel network of talents. TDM is an 85%-owned subsidiary of GCL Group. During the fiscal year ended March 31, 2023 and 2022, revenue generated from media and content advertising services was approximately $3.3 million and $3.3 million, respectively, representing approximately 4.2% and 5.0% of GCL Group’s total consolidated revenue of the respective periods.
Our Competitive Strengths
Multi-year distribution arrangements with international video game publishers and studios
We have forged multi-year deals with international video game publishers and studios such as Sega Corporation (“Sega”), Take-Two Interactive Software UK Limited (“Take-two”), CD Projekt S.A. (“CDPR”) and Warner Bros. Games to sell select game titles (including Cyberpunk 2077, Grand Auto Theft V, NBA 2K24, The Witcher 3: the Wild Hunt, Hogwarts Legacy, and Mortal Kombat 1) within certain territories in Asia (e.g., Hong Kong, Indonesia, Malaysia, Philippines, Singapore, Taiwan and Thailand). Epicsoft Asia started distributing Sega© games in 2018. We continue to distribute popular Sega© game titles, including games under the Sonic franchise, the Yakuza series and Persona 5 in Asia.
In January 2023, Epicsoft Asia and NetEase Interactive Entertainment (“NetEase Games”), a subsidiary of China-based gaming firm and internet technology company NetEase, Inc., entered into a five-year exclusive regional partnership agreement pursuant to which Epicsoft Asia was appointed the exclusive partner to market, sell, and distribute NetEase Games’ software and games (including Naraka: Bladepoint), its licensed CD keys and physical gift cards, in certain authorized regions, including Japan, Korea, Hong Kong, Singapore, Australia, New Zealand, Malaysia, Thailand, Indonesia, and the Philippines. All games support English, Simplified Chinese, Traditional Chinese, Japanese, Korean, and Thai as language options. We plan to leverage this partnership and further expand our relationship with NetEase Games to include additional software products and games to be rolled out in the fast-growing gaming market in Asia.
Extensive distribution network
We have one of the largest distribution networks for video games in Asia through resellers with physical and online stores. We have over 16 years of video games distribution and retail network management experience, and long-standing relationships with resellers with more than 2,100 online and offline stores. Some of these resellers operate e-commerce sites in Asia, such as Shopee, Lazada, and Taobao. Since July 2022, we also started selling and distributing CD keys to both resellers and consumers on our own digital platform, www.2game.com. There are currently more than 7,000 game titles available on 2Game’s platform. 2Game currently has more than 570,000 registered users and approximately 55.8% of 2Game’s revenue comes from Europe, with approximately 28.6% and the remaining 15.6% from Asia and the U.S., respectively. We have sold more than 30,200,000 physical and digital copies of videogames to date.
Based on Newzoo’s Global Games Market Report 2023 (October 2023), over 53% of the 3.38 billion gamers in the world in 2023 are from the Asia-Pacific region, thanks to huge markets like India and China and highly gaming-engaged countries like Japan and South Korea. Between 28.9% and 35.8% of PC gamers are based in Asia. Management believes that GCL Group’s leading position and track record in game distribution in Asia, and strong foothold and presence in different parts of the Asia-Pacific region make us an appealing business partner to Chinese game giants, such as Tencent Interactive Entertainment (“Tencent”) and NetEase Games, which rely on strong partners to distribute and publish their games outside of China.

Partnerships with these major players in the gaming market will allow us the opportunity to strengthen our leading market position leveraging on our established reputation in the industry and extensive distribution network.
Unique position to offer a full suite of game marketing, distribution and publishing services with strong value proposition for game studios
The Asian gaming market remains fragmented and highly competitive today with games being sold at different price points, depending on the demand and purchasing power of the local market. Given the number of Asian languages and cultures in the region, there is also a non-uniform demand of gaming content depending on the relevance of the game IP in Asia. For example, the demand of a basketball game like NBA would traditionally be stronger in the Philippines than in Indonesia due to the sports centric local culture in the Philippines that transcends through social and economic barriers.
With our extensive distribution network in Asia, and long-standing relationships with our resellers in the region, we have built our expertise and local domain knowledge by staying very close to the ground as historical games sales data can give us intelligence on the best ways certain games should be distributed in certain parts of Asia. We have an in-house creative media design team with creative designers, video editors, videographers and studio facilities to produce marketing and promotional materials adapted to local markets. We also have our own production studio and an advertising agency. We leverage TDM influencers to help increase the outreach and visibility of our games via content creation in a bid to quickly amass substantial player numbers. For many consumers, the viewpoints and recommendations of these influencers and creators have replaced traditional journalism and games criticism. Growing our business into game publishing, marketing and media and having our own digital game distribution platform means that we have a strong value proposition for game studios who want to penetrate the Asian gaming market. We distinguish ourselves from our competitors in our ability to offer for international game publishers and studios a one-stop shop for all their marketing, distribution. and publishing needs.
Leadership by an industry veteran
Our Group Chairman, Mr. Jacky Choo See Wee is an industry veteran with over 20 years of experience in the video game industry. He has deep insights and connections with international publishers, developers, studios and video game resellers in Asia. He has a deep understanding of gaming trends, technology, and market dynamics. Mr. Choo has been serving in multiple executive and decision making positions within the GCL Group and other private companies in the video game industry since 2005. He capitalized on emerging trends and led the digital transformation of the Company’s business by expanding into digital game distribution. Under Mr. Choo’s leadership, GCL Group will continue to invest in emerging opportunities in upcoming titles across all platforms, as well as downloadable content for existing titles.
Our Growth Strategies
Expand our “hit” game titles offerings through more sales channels
Our core strategy is to capitalize on the popularity of video games by distributing and publishing more high-quality interactive entertainment experiences to the growing Asian gaming market. We focus on building a large catalogue of game offerings by obtaining the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. During the fiscal year ended March 31, 2023, we sold 44 new game titles in addition to back catalog games. As of the date of this proxy statement/prospectus, we have already secured 49 new game titles for distribution for the fiscal year ending March 31, 2024. We plan to continue to support the success of our games in the marketplace through innovative marketing programs, leverage our TDM influencers to help increase the outreach and visibility of our games, and further expand our distribution network by acquiring additional retail sales and distribution channels, including e-commerce sites that are relevant to our target audience. This strategy will not only bolster our market leading position in the game distribution market but also attract more game publishing opportunities to us, and therefore enhancing our overall ability to monetize game IP.

Invest in emerging technologies, platforms, and distribution channels, including digitally delivered content
The interactive entertainment software industry is delivering a growing amount of content for traditional platforms through digital download. Partly due to the availability of digital-only consoles and early-access benefits of digital copies of video games, we believe digital distribution of the games will continue to rise. We provide digitally delivered games in the form of digital game CD keys, which typically have a higher gross margin than physically delivered boxed console games. Many of our titles that are available through retailers as packaged goods products are also available through digital game CD keys (from websites we own or third-party websites). We will continue to invest in emerging opportunities in upcoming titles across all platforms, as well as downloadable content for existing titles. In the future, we plan to drive ongoing community engagement on our digital platform by offering Esports elements and online tournaments to the gaming community, with incentives for long-term community engagements. We believe these new features will bring incremental revenue from recurrent consumer spending on add-on content, and in-game purchases for games that has this feature in the future.
Mobile games have grown to now account for approximately 49% of the global games market revenue. Interactive entertainment played online and on mobile platforms, such as tablets and smartphones, presents new opportunities for us to enhance our growth and profitability. In the future, we also plan to distribute mobile games and related digitally delivered content across smart devices and streaming platforms.
Grow into a fully integrated ecosystem in the industry through organic growth and strategic acquisitions of complementary businesses
Based on our core business in game distribution, we know the demand of the gaming community in the Asian markets. In 2022, we started to dedicate resources to game publishing by forming a wholly-owned subsidiary, 4Divinity, to invest in game IP. When we partner with international game studios, we help them create games and then support the games through our marketing campaigns. We formulate media content for the games and provide localization services by providing the games the connection to the local gaming communities. We provide a full suite of marketing, distribution and publishing services for the international game studios and developers. In the future, we plan to enter into content and game creation, and ancillary businesses such as gaming hardware, and believe that upstream value creation process will not only add to our revenue stream but also propel us to become the next Asian powerhouse in video games and entertainment content marketing, delivering high-quality and engaging entertainment experiences across smart devices, consoles, PCs and streaming platforms, and introducing original Asian-developed video games and entertainment content to the global market.
Mr. Choo, our GCL Group Chairman, has extensive experience in strategic acquisitions in the gaming industry. We believe strategic acquisition in our core game distribution business as well as ancillary businesses will greatly contribute and accelerate our growth and broaden our appeal to different stakeholders in the industry. Although we have no agreements in place, we are actively exploring strategic acquisition opportunities that support our mission, and are focused on growing into a fully integrated ecosystem in the gaming industry through organic growth and strategic acquisitions of complementary businesses.
Diversify revenue stream by offering anti-piracy solutions to game studios
Game piracy is a global issue in the gaming industry. Based on a survey published by QATestLab on November 16, 2022, around 1 in 10 gamers have illegally downloaded or played a pirated video game over the past three months. Today, this presents a challenge to all game studios which lose significant revenue to unauthorized listings of their games online. In June 2023, we successfully launched our anti-piracy solution with one of our strategic partners, helping it recoup a significant amount of what would be lost profit. Our game anti-piracy solution consists of the following key components:
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Identify – Detect and identify merchants who are selling offline accounts;

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Activate – Activate account servicing for compliance on platforms;

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Take down – Take down illegal listing on the platform;

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Convert– Offer margin incentives and authorized region locked keys to cooperative merchants thereby converting unauthorized sales listings to legitimate sales channels;

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Monitor– Monitor any illicit listings in the marketplace.

Through our vast distribution network and long-standing relationships with the e-commerce sites in Asia, we believe we can help international game studios defend their franchises and offer unique value proposition to them by combating game piracy through take-down and conversion of unauthorized sales listings. We believe that there is a large market demand for this service and tapping into this market will provide strong growth to our future revenue.
Build a technology platform to increase market share in the distribution of CD Keys
Games are currently being distributed either as a physical packaged good or in the form of CD Keys. While the market for distribution of games as physical packaged goods is quite mature, we believe the market for distribution of CD keys is still nascent in Asia primarily for the following reasons:
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lack of data security over the transmission of CD Keys from game studios to game distributors due to a gap in technology infrastructures;

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a gap in live governance over the consignment and sale of CD Keys by retail partners;

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the need for a high degree of human intervention in the transmission of CD Keys from game studios to game distributors, reconciliation of records, such as the number of CD Keys sold, and tracking of sales periods;

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lack of a live tracking system allowing the price of the CD Keys to track the sales period on the Steam platform, and the sales periods designated by the game studios as the special promotional periods.

We have plans to build a technology platform consisting of a digital vault to address some of the foregoing technological challenges. If we can successfully build a secure technology platform that could (i) allow game studios to upload CD Keys into the digital vault and retail partners to purchase these CD Keys from the digital vault real time, (ii) track discount sales to allow for live price adjustments of CD Keys in the digital vault during any sales discount periods; and (iii) provide inventory and sales reporting for CD Keys in the digital vault, improving sales data reporting to the game studios, we believe this will be a strong catalyst for us to sign more distribution agreements with game studios, and add new sales channel partners to our distribution network.
Invest and monetize game IP through transmedia and in the toy industry
We believe that the overall entertainment industry is converging towards transmedia, a trend in which game companies bring their game IP to film, television, and other media to expand the reach of their franchise and bring consumers back to their core game franchise. Recent notable examples would be the Dungeon & Dragon movie and the Witcher series on Netflix which were based on the Dungeons and Dragons and the Witcher game series and derived from the Witcher novel series. Since 2018, we have also witnessed a growing number of video game adaptations that have made their way onto home streaming services, and we believe that this trend is here to stay. As we enter into content and game creation and investment in game IP and establish our international presence as game publisher outside of Asia, we plan to continue to partner with game developers, publishers and brand owners to create games, original content and entertainment properties. It is part of our growth strategy to move up the value chain in the game creation process, build our game IP and potentially monetize game IP through transmedia. It is therefore part of our growth strategies to continue investing in game IP by establishing our own game studio and make investments in other game studios while creating content.
We have plans to build in digital game codes within toys to deepen the consumer experience with game IP. Based on The Global Toy Market Report (Annual 2022) published by The Toy Association, the global toy market in 2022 was estimated at $107.4 billion. While the toy and game industries are two important pillars in the entertainment industry, toys and games are typically sold separately. However, leveraging emerging technologies, Nintendo Co. Ltd. (“Nintendo”) succeeded in launching a series of Amiibos toy collectibles with the addition of in-game content within each toy. These Amiibo figures use built-in near field communication (“NFC”) technology to interact with supported video game software, allowing data to be transferred in and out of games and across multiple platforms. Based on a report published by Nintendo as of November 9, 2022, Nintendo shipped more than 77 million units of amiibo figures as of September 30, 202216. As we continue to build a strong pipeline of game IP through our publishing business, we would be well positioned to develop our own toy collectible series that comes with CD keys with in-game content. We believe that if we are successful in merging our game offerings with in-game content into toys, we will have an opportunity to tap into the global toy market.
Sales and Marketing
We sell our game titles both physically and digitally in Asia through our direct relationships with resellers through their physical and digital storefronts. Our top customers include regional resellers in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. We have sales operations in Singapore, Hong Kong, Malaysia, but also have marketing staff in Europe, the Middle East and other parts of the world outside of Asia.
Approximately 87.9% and 95.0% of our total consolidated revenue for the fiscal year ended March 31, 2023 and 2022, respectively, was generated from game distributions. We are dependent on a limited number of customers that account for a significant portion of sales. During the fiscal year ended March 31, 2023, sales to our five biggest customers accounted for almost half of our total consolidated revenue, with the top three customers accounting for approximately 13%, 11%, and 10% of our total revenue, respectively. For the year ended March 31, 2022, two customers accounted for approximately 19% and 14% of our total revenue, respectively. While we believe digital distribution will continue to rise and presents an important growth opportunity for our industry and company, we expect that packaged goods and traditional retailers will continue to be a significant channel for the sale of our console products for the foreseeable future.
Our marketing and promotional efforts are intended to maximize consumer interest in our game titles, promote brand name recognition in the industry, assist retailers and properly position, package and merchandise the game titles we distribute. Depending on the arrangements we have with the game publishers, we may be able to recoup some or all of our marketing expenses in connection with our promotional efforts of certain select game titles.
We market game titles by:
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implementing promotional campaigns, using digital, online, outdoor, and print marketing;

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adapting international game products to local markets, including but not limited to, producing localization materials in additional languages (e.g., Chinese, Japanese, Korean, and Thai) and otherwise providing a connection between the games and the local gaming communities;

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employing various other marketing methods designed to promote consumer awareness, including social media, the use of character standees, point-of-sale (“POS”) materials, compact discs (“CDs”), CD inlays, manuals, and stationary and mobile billboards;

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hosting in-person and virtual launch or other promotional events; and

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leveraging TDM influencers to help increase the outreach and visibility of our games via content creation in a bid to quickly amass substantial player numbers for the games we distribute.

Our sales and marketing efforts are spearheaded by our Deputy Group CEO, Chief Marketing Officer and Head of Publishing, Mr. Keith Liu Min Tzau who leads, plans and executes marketing campaigns, collaborates with global game publishers and studios, and manages game releases on digital platforms such as Steam, PlayStation Store and Nintendo eShop. As of March 4, 2024, we had 29 full-time employees dedicated to sales and marketing.
Competition
The market for video game distribution and marketing in Asia is quickly evolving, and competition is intensifying as new competitors enter the market and current competitors expand their product offerings. In

16
https://www.nintendo.co.jp/ir/pdf/2022/221109e.pdf

order to secure licensing and distribution agreements with AAA game publishers when competing with larger, better financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the distribution agreement, which could adversely affect our margins. Our failure to compete effectively for the distribution right for “hit” game titles could have a material adverse effect on our business, prospects, financial condition or future operating results.
In our video game distribution business, we face competition primarily from other games and interactive entertainment companies, that range in size and cost structures from small, little known local or regional distributors with limited resources to very large with greater financial, marketing, technical and other resources than ours, such as Electronic Arts Inc. and Activision Blizzard, Inc. Small business competitors may be able to offer more cost competitive solutions for video game distributions, due to their lower overhead costs.
In our game publishing business, we face competition from large developer and marketer of interactive entertainment software companies, such as Tencent Games, NetEase Games, Sega and Sony Interactive Entertainment, that have the financial resources to withstand significant price competition, implement extensive advertising campaigns, and utilize their substantially greater resources and economies of scale to develop competing video games and divert sales away from our games offerings.
Competition in the interactive entertainment software industry is based on innovation, features, playability, product quality, brand name recognition, compatibility with popular platforms, access to distribution channels, price, marketing, and customer service. Our business is driven by the number of hit game titles we sell, distribute and publish, which require increasing budgets for development and marketing.
We will continue to compete effectively and strategically grow our business by focusing on (i) our ability to develop original content and new games as well as by continuing to enhance our existing services to keep pace with user preferences and demands, and (ii) expanding our best-selling games portfolio.
Intellectual Property
Our business depends on the licensing and protection of intellectual property rights of the video games we distribute that are retained by the publishers. We try to protect our software and production techniques under copyright and trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. TDM has the following two registered trademarks in Singapore:
Mark:	Trademark No.:	International Class(es):	Registration Date:
Titan Academy emblem	40202008815V	Class 41 (Nice Classification)	April 30, 2020
T1T5	40201923456S	Class 41 (Nice Classification)	October 25, 2019
In October 2022, we filed the following trademark application in Singapore:
Mark:	Application No.:	International Class(es):	Filing Date:
Titan Academy emblem	40202259168G	Class 41 (Nice Classification)	26 Oct 2022

Human Capital
As of March 4, 2024, we have a total of 103 full-time employees, consisting of 66 in Singapore, 9 in Hong Kong, 8 in Malaysia, 11 in Europe and 9 in other parts of the world, carrying out the following primary functions:
Media Production	12
Content Development and Publishing	10
Operations	27
Sales and Marketing	29
Finance	10
Management and Administration	15
Total	103
GCL Group seeks to hire and develop employees who are dedicated to our strategic mission. Over the next twelve months, we intend to continue to hire a significant number of additional personnel across a variety of functions including, but not limited to, sales and marketing, research and development, content design and creation, video production, and operations to support of our anticipated growth.
We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member.
To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.
Facilities
GCL Group’s corporate headquarters are located at 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119. The term of the lease is through March 31, 2025, with options to renew. Together with five other properties (including our Chairman’s residence that also serves as an office and storage space near our headquarters), our leases total over 3,358 square meters in Singapore. As of February 9, 2024, GCL Group also has leased office facilities in Hong Kong and Malaysia, totaling over 641 square meters. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, or results of operations.

RFAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following discussion and analysis of RFAC’s financial condition and results of operations should be read in conjunction with RFAC’s financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. RFAC’s actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”, which you should review for a discussion of some of the factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this proxy statement/prospectus.
Overview
RFAC is a blank check company incorporated on January 11, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. RFAC intends to effectuate a business combination using cash from the proceeds of its IPO and the RFAC Private Placement Warrants, the proceeds of the sale of equity or equity-linked securities or through loans, advances or other indebtedness in connection with a business combination, shares issued to the owners of the target, debt issued to banks or other lenders or the owners of the target, or a combination of the foregoing.
RFAC expects to continue to incur significant costs in the pursuit of a business combination. RFAC cannot assure you that its plans to complete the Business Combination will be successful.
Results of Operations
RFAC’s only activities from January 11, 2021 (inception) through September 30, 2023, were those related to its formation, the preparation for its IPO and, since the closing of the IPO, the search for a prospective business combination. RFAC has neither engaged in any operations nor generated any operating revenues to date. RFAC will not generate any operating revenues until after completion of the Business Combination, at the earliest. RFAC incurred expenses as a result of being a public company (including for legal, financial reporting, accounting and auditing compliance), as well as for expenses in connection with searching for a prospective business combination.
For the three months ended September 30, 2023, RFAC had a net income of $15,207, which is comprised of $331,438 of formation and operating expenses, $488,791 interest income, $92,146 in income tax expenses, and $50,000 in franchise tax expenses.
For the three months ended September 30, 2022, RFAC had a net income of $92,989, which is comprised of $282,791 of formation and operating expenses, $540,805 interest income, $115,025 in income tax expenses and $50,000 in franchise tax expenses.
For the nine months ended September 30, 2023, RFAC had a net loss of $78,878, which is comprised of $1,696,605 of formation and operating expenses, $2,213,586 interest income, $433,144 in income tax expenses, $150,996 in franchise tax expenses and $11,719 of tax underpayment penalty.
For the nine months ended September 30, 2022, RFAC had a net loss of $124,280, which is comprised of $556,993 of formation and operating expenses, $697,103 in interest income, $115,025 in income tax expenses and $149,365 in franchise tax expenses.
For the twelve months ended December 31, 2022, RFAC had a net income of $284,725, which is comprised of $858,479 of formation and operating expenses, $1,646,459 interest income, $303,890 in income tax expenses and $199,365 in franchise tax expenses.
For the period from January 11, 2021 (inception) through December 31, 2021, RFAC had a net loss of $31,782, which is comprised of formation and operating expenses of $659 and franchise tax expenses of $31,123.

Liquidity and Going Concern
On March 28, 2022, RFAC consummated the IPO of 10,000,000 units, generating gross proceeds of $100,000,000. Simultaneously with the closing of the IPO, pursuant to the RFAC Private Placement Warrants Purchase Agreements, RFAC completed the private sale of 4,050,000 RFAC Private Placement Warrants to the Sponsor at a purchase price of $1.00 per RFAC Private Placement Warrant, and 500,000 RFAC Private Placement Warrants to EBC, generating gross proceeds to RFAC of $4,550,000.
On March 30, 2022, the underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 RFAC Units, generating an aggregate of gross proceeds of $15,000,000. Simultaneously with the closing of the exercise of the over-allotment option, RFAC completed the private sale of an aggregate of (i) 400,500 RFAC Private Placement Warrants to the Sponsor, at a purchase price of $1.00 per RFAC Private Placement Warrant, generating gross proceeds of $400,500, and (ii) 49,500 RFAC Private Placement Warrants to EBC, at a purchase price of $1.00 per RFAC Private Placement Warrant, generating gross proceeds of $49,500.
Following the closing of the IPO on March 28, 2022 and the exercise of the over-allotment option on March 30, 2022, an amount of $116,150,000 from the net proceeds was placed in the Trust Account. Transaction costs amounted to $3,803,330 consisting of $2,300,000 of underwriting fees, and $1,503,330 of other costs.
On March 24, 2023, a special meeting was held where RFAC approved the amendment and restatement of its amended and restated certificate of incorporation thereby extending the date by which RFAC must consummate a business combination to December 28, 2023. In connection the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 7,391,973 shares of RFAC Class A Common Stock exercised their right to redeem at a per share redemption price of approximately $10.29. On April 3, 2023, a total of $76,054,240 in redemption payments were made in connection therewith. Following the redemption, RFAC had a total of 4,108,027 shares of RFAC Class A Common Stock outstanding and $42,266,506 in the Trust Account. Following the redemption, RFAC recorded $760,542 of excise tax expense and excise tax payable related to the redemption.
On December 20, 2023, a special meeting was held where RFAC Stockholders approved a proposal to amend the RFAC Charter to give RFAC the right to extend the date by which it has to consummate a business combination from December 28, 2023, to September 28, 2024. In connection therewith the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 1,363,378 shares of RFAC Class A Common Stock exercised their right to redemption at a per share redemption price of approximately $10.72. On December 22, 2023, a total of $14,619,421.26 in redemption payments were made in connection with the redemption. On December 27, 2023, RFAC deposited into the Trust Account $225,000 and extended the deadline to complete the business combination from December 28, 2023 to March 28, 2024. Following the redemption, RFAC had a total of 2,744,649 shares of RFAC Class A Common Stock outstanding held by public shareholders and $29,430,708.10 in the Trust Account. As a result of the redemptions, RFAC now has less liquidity and fewer round-lot holders of RFAC Public Shares, which may make it more difficult for PubCo to meet all of the Nasdaq listing requirements. Since it is a condition to closing to receive the approval for listing by Nasdaq or the NYSE of the shares of PubCo to be issued in connection with the transactions contemplated by the Merger Agreement, the reduced public float may make it more difficult for RFAC to meet all of the Nasdaq listing requirements, and to consummate the Business Combination.
As of September 30, 2023 and December 31, 2022, RFAC had $43,965,387 and $117,724,476 investments held in the Trust Account, respectively. RFAC intends to use substantially all of the funds held in the Trust Account to complete the Business Combination. To the extent that its shares or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the post-Business Combination entity, make other acquisitions and pursue RFAC’s growth strategies.
As of September 30, 2023 and December 31, 2022, RFAC had cash of $4,066 and $19,759 held outside of the Trust Account, respectively and had a working capital deficit of $3,864,745. RFAC intends to use the funds held outside of the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, properties, or similar locations of prospective target businesses or their representative or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination.
As of December 31, 2022 and December 31, 2021, RFAC had $117,724,476 and $0 investments held in the Trust Account, respectively. RFAC intends to use substantially all of the funds held in the Trust Account to complete the Business Combination. To the extent that its shares or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the post-Business Combination entity, make other acquisitions and pursue RFAC’s growth strategies.
As of December 31, 2022 and December 31, 2021, RFAC had cash of $19,759 and $0 held outside of the Trust Account, respectively and had a working capital deficit of $791,577. RFAC intends to use the funds held outside of the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, properties, or similar locations of prospective target businesses or their representative or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.
In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of RFAC’s officers and directors may, but are not obligated to, loan RFAC working capital loans. If RFAC completes the Business Combination, RFAC would repay such loaned amounts. If the Business Combination does not close, RFAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment.
In connection with RFAC’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” RFAC has until September 28, 2024 (“Revised Extension Deadline”), to consummate a business combination. It is uncertain that RFAC will be able to consummate a business combination by the specified period. If a business combination is not consummated by the Revised Extension Deadline, and RFAC decides not to further extend the period of time to consummate a business combination, there will be a mandatory liquidation and subsequent dissolution. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about RFAC’s ability to continue as a going concern one year from the date that its financial statements are issued. RFAC’s financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should RFAC be unable to continue as a going concern.
Related Party Transactions
Founder Shares
On January 21, 2021, RFAC issued an aggregate of 2,875,000 Sponsor Founder Shares to the Sponsor in exchange for cash of $25,000. The Sponsor Founder Shares include an aggregate of up to 375,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s overallotment is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of RFAC’s issued and outstanding shares after the IPO.
As a result of the underwriter’s election to exercise their over-allotment option on March 30, 2022, 375,000 Sponsor Founder Shares are no longer subject to forfeiture.
The Sponsor has agreed not to, except to permitted transferees, transfer, assign or sell any of its Sponsor Founder Shares until the earlier to occur of: (A) one year after the completion of a business combination or (B) the date on which RFAC completes a liquidation, merger, capital stock exchange or similar transaction that results in all of RFAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of RFAC Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the Business Combination, the Sponsor Founder Shares will be released from the lock-up.
On June 26, 2023, RFAC’s board of directors unanimously consented to the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock on a one-for one basis. On June 26, 2023, RF Dynamic LLC, the sole holder of RFAC Class B Common Stock, also consented to the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock on a one-for-one basis. On July 7, 2023, RFAC instructed its transfer agent to initiate the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock. An aggregate of 2,875,000 shares of RFAC Class B Common Stock with a par value of $0.0001 per share was converted into 2,875,000 shares of RFAC Class A Common Stock with a par value of $0.0001.
Related Party Loans
The Sponsor agreed to loan RFAC an aggregate of up to $300,000 in the aggregate, to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note is non-interest bearing and is payable on the earlier of (i) September 30, 2022, or (ii) the closing of the IPO. As of September 30, 2023, RFAC has not drawn down on the Note.
On March 13, 2023, Melvin Xeng Thou Ong agreed to loan the Sponsor an aggregate of up to $600,000 to be used for (i) extension payments in connection with the business combination, and (ii) working capital requirements (as amended, the “Director Promissory Note”). The Director Promissory Note bears no interest and matures on the earlier of: (i) December 28, 2023, or (ii) the date that RFAC consummates an initial business combination. On June 24, 2023, the Director Promissory Note was amended and restated to increase the principal amount of the note to $1,200,000. On February 17, 2024, the Director Promissory Note was amended and restated to (i) extend the maturity date to December 28, 2024, and (ii) increase the principal amount to $2,000,000. As of the date of this proxy statement/prospectus, RFAC has drawn down $1,202,992 on the Director Promissory Note.
On March 24, 2023, RFAC and Sponsor entered into a promissory note pursuant to which the Sponsor agreed to loan RFAC the principal sum of $900,000 to cover the extension payments in connection with the Revised Extension Deadline (the “Extension Promissory Note”). The promissory note was non-interest bearing and is payable on the earlier of (1) December 28, 2023, or (ii) the consummation of a business combination. As of the date of this proxy statement/prospectus, RFAC has not drawn down on the Extension Promissory Note.
On December 26, 2023, RFAC and Sponsor entered into a promissory note (the “BC Extension Note”) pursuant to which the Sponsor agreed to loan RFAC the principal sum of $675,000 to cover the extension payments in connection with extensions from December 28, 2023, to September 28, 2024, each as approved at the special meeting of shareholders held on December 20, 2023. The promissory note was non-interest bearing and is payable on the earlier of (1) September 28, 2024, or (ii) promptly after the consummation of the business combination. As of the date of this proxy statement, RFAC has not drawn down on the BC Extension Note.
Due to Sponsor
The Sponsor has paid expenses on behalf of RFAC, the amount is not interest bearing and due on demand by the Sponsor. As of September 30, 2023 and December 31, 2022, the total amount due to Sponsor was $1,091,929 and $476,179, respectively.
In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of RFAC’s officers and directors may, but are not obligated to, loan RFAC working capital loans. If RFAC completes a business combination, RFAC would repay such loaned amounts. If a business combination does not close, RFAC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment.

Contractual Obligations
Administrative Services Agreement
Commencing on the date of the IPO and until completion of RFAC’s business combination or liquidation, RFAC will make a payment of a monthly fee of $10,000 to the Sponsor for office space, utilities and secretarial and administrative support provided to RFAC. Upon completion of a business combination or RFAC’s liquidation, RFAC will cease paying these monthly fees. For the nine months ended September 30, 2023 and 2022, RFAC recognized $90,000 and $60,000 in connection with such services, respectively.
Registration and Stockholder Rights
The holders of the Sponsor Founder Shares, RFAC Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO, requiring RFAC to register such securities for resale (in the case of the Sponsor Founder Shares, only after conversion to RFAC Class A Common Stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that RFAC register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination and rights to require RFAC to register for resale such securities pursuant to Rule 415 under the Securities Act. RFAC will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters were paid a cash underwriting discount of 2.00% of the gross proceeds of the IPO, or $2,300,000. On March 30, 2022, the underwriters fully exercised the over-allotment option and purchased an additional 1,500,000 over-allotment Units, generating an aggregate of gross proceeds of $15,000,000.
Business Combination Marketing Agreement
On March 23, 2022, RFAC engaged EBC as an advisor in connection with a business combination to assist RFAC in holding meetings with its stockholders to discuss the potential business combination and the target business’ attributes, introduce RFAC to potential investors that are interested in purchasing RFAC’s securities in connection with a business combination, assist RFAC with its press releases and public filings in connection with a business combination. RFAC will pay EBC a cash fee for such services upon the consummation of a business combination in an amount equal to 3.5% of the gross proceeds of IPO.
Additionally, RFAC will pay EBC a cash fee equal to 1.0% of the total consideration payable in the proposed business combination if it introduces RFAC to the target business with which RFAC completes a business combination; provided that the foregoing fee will not be paid prior to the date that is 90 days from the effective date of the IPO, unless the FINRA determines that such payment would not be deemed underwriters’ compensation in connection with the IPO pursuant to FINRA Rule 5110.
EBC Founder Shares
On April 12, 2021, RFAC issued to EBC and or designees an aggregate of 200,000 shares of RFAC Class A Common Stock at a price of $0.0001 per share for a total consideration of $20. RFAC accounts for the fair value of the EBC Founder Shares over consideration paid as offering cost of the IPO, with a corresponding credit to stockholder’s equity.
RFAC estimated the fair value of the EBC Founder Shares to be $519,415 and is recorded as an offering cost with a corresponding increase in stockholder’s equity. RFAC established the initial fair value of the EBC Founder Shares on April 12, 2021, using a probability weighted model for the EBC Founder Shares. The EBC Founder Shares are classified as Level 3 at the measurement date due to the use of unobservable inputs including the probability of a business combination, the probability of the IPO, and other risk factors.

EBC (and/or its designees) has agreed not to transfer, assign or sell any such shares without RFAC’s prior written consent until the completion of the Business Combination. In addition, EBC (and/or its designees) has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if RFAC fails to complete the Business Combination by September 28, 2024.
The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer that participated in RFAC’s IPO and their bona fide officers or partners.
Critical Accounting Estimates
This management’s discussion and analysis of RFAC’s financial condition and results of operations is based on RFAC’s financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of RFAC’s financial statements requires RFAC to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in RFAC’s financial statements. On an ongoing basis, RFAC evaluates its estimates and judgments, including those related to fair value of financial instruments and accrued expenses. RFAC bases its estimates on historical experience, known trends and events and various other factors that RFAC believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Recently Issued Accounting Standards
In August 2020, FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. RFAC is currently evaluating the impact this guidance will have on its financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on RFAC’s financial statements.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. RFAC qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. RFAC is electing to delay the adoption of new or revised accounting standards, and as a result, RFAC may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, RFAC’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, RFAC is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” RFAC chooses to rely on such exemptions RFAC may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on RFAC’s system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of RFAC’s IPO or until RFAC is no longer an “emerging growth company,” whichever is earlier.
Off-Balance Sheet Arrangements
As of September 30, 2023, RFAC did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments.
Quantitative and Qualitative Disclosures about Market Risk
The net proceeds of the IPO and the sale of the private placement warrants held in the Trust Account will be invested in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, RFAC believes there will be no associated material exposure to interest rate risk. However, if the interest rates of U.S. Treasury obligations become negative, RFAC may have less interest income available to us for payment of taxes, and a decline in the value of the assets held in the Trust Account could reduce the principal below the amount initially deposited in the Trust Account.

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, for purposes of this section, the terms “GCL”, “we,” “us,” or “our,” refer to GCL Global Limited and its subsidiaries prior to the consummation of the Business Combination. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
GCL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations on its own, we conduct all our operations through our subsidiaries in Singapore, Hong Kong and Malaysia.
We are a leading marketer, distributor and publisher of video games and entertainment content sold in Asia. We sell and distribute to retailers and consumers in Asia physical and digital copies of video games through physical retailers, such as Sony PlayStation stores in Japan, as well as online channels in Singapore, Hong Kong, Malaysia, Japan, South Korea, Taiwan, Thailand, Indonesia, the Philippines and other Asian countries. Approximately 87.9% and 95.0% of our total consolidated revenue for the fiscal years ended March 31, 2023 and 2022, respectively, was generated from game distributions. We also have our own production studio and an advertising agency, providing media and content advertising services for small and medium-sized enterprises (the “SMEs”) and government agencies. For the year ended March 31, 2023, we started game publishing business investing in upcoming game titles as either a publisher or a co-publisher for the global market.
We derive revenues from (i) distribution and sale of console games; (ii) game publishing; and (iii) media advertising services. The total revenue increased by $11.6 million, or 17.6%, to approximately $77.4 million for the year ended March 31, 2023 from approximately $65.8 million for the same period in 2022. This increase in revenue was primarily attributable to the approximately $10.8 million of additional revenue, representing 60.5% increase in revenue from the sale of digital console game codes, and approximately $6.1 million in game publishing revenue, a new revenue stream for the year ended March 31, 2023.
Key Factors that Affect Operating Results
Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:
Distribution arrangements with game publishers and studios to sell “hit” game titles
We derive our revenue primarily from sales to retailers and consumers of console games and game codes, and distributing gaming content that are compatible with major gaming consoles and PCs to resellers. We have forged multi-year distribution deals with international video game publishers and studios to sell select game titles within certain territories in Asia. Our success will continue to depend on our ability to obtain the distribution rights for “hit” game titles which can create sequels and incremental revenue opportunities through add-on content and merchandise. The success of the games we distribute also depends, in part, on unpredictable and constantly changing factors beyond our control including consumer preferences and spending habits, competing games and the availability of other entertainment experiences.
Expansion in sales territories with additional sales channels
We share with resellers the gross revenue generated from players who purchase physical or online copies of the video games, merchandise on our resellers’ online stores or top up cards to play within the games. We also share revenue on console games sold in physical stores, such as Sony PlayStation stores in

Japan. Our ability to negotiate revenue sharing arrangements with resellers and platform partners, and to add sales channels in territories outside of the countries we currently distribute games can determine our continued success in the game distribution business.
Growth in the game publishing business
We started our game publishing business in June 2022, and have published or co-published a total of four game titles, generating publishing revenue from digital sales of games sold on the Steam and playstation platforms. Our success in growing the game publishing business will depend on our ability to identify global game designing talents, and partner with game developers, publishers and brand owners to create original content and entertainment properties.
Risks associated with operating and investing in Asia.
We derive a significant portion of our revenue from our operations in Asia, and we intend to continue to develop and expand our business and penetration in the region and outside of Asia. Our operations and investments in Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate.
Results of Operations
Comparison of The Years Ended March 31, 2023 and 2022
	For the Years Ended March 31,
	2023	2022	Change	Percentage Change
Revenues	77,444,155	65,827,057	11,617,098	17.6%
Cost of revenues	(63,598,608)	(55,246,228)	8,352,380	15.1%
Gross profit	13,845,547	10,580,829	3,264,718	30.9%
Selling and marketing expenses	(2,689,213)	(1,083,066)	1,606,147	148.3%
General and administrative expenses	(7,555,613)	(5,459,138)	2,096,475	38.4%
Income from operations	3,600,721	4,038,625	(437,904)	(10.8)%
Other (expense) income, net	(839,909)	1,306,036	(2,145,945)	(164.3)%
Provision for income tax	(620,142)	(758,136)	(137,994)	(18.2)%
Net income	2,140,670	4,586,525	(2,445,855)	(53.3)%
Revenues
Our revenues from our revenue categories are summarized as follows:
	For the Years Ended March 31,				Change USD	Change %
	2023	%	2022	%
Console game	68,075,142	87.9%	62,536,110	95.0%	5,539,032	8.9%
Game publishing	6,103,312	7.9%	—	—%	6,103,312	100.0%
Advertising services	3,265,701	4.2%	3,290,947	5.0%	(25,246)	(0.8)%
Total revenues	$77,444,155	100.0%	$65,827,057	100.0%	$11,617,098	17.6%
Our revenues are mainly derived from sale of console games, game publishing, and media advertising service. The total revenue increased by $11.6 million, or 17.6%, to approximately $77.4 million for the year ended March 31, 2023 from approximately $65.8 million for the same period in 2022. The increase was mainly attributed to the following:
•
Sale of Console Game

Our revenue from sale of console game increased by $5.5 million, or 8.9%, to approximately $68.1 million for the year ended March 31, 2023 from approximately $62.5 million for the year ended March 31, 2022. This strategic investment into 2Game allowed us to capture additional net revenue of approximately $10.8 million, marking 60.5% increase in revenue from sales of digital console game code. Simultaneously, the increase was offset by approximately $5.2 million or 11.7% decrease in revenue from the sales of console game compact discs. As anticipated, this decrease reflects the broader industry trend of moving away from physical distribution methods in favor of digital platforms.
•
Game Publishing

Revenue from game publishing was newly adopted business model for the year ended March 31, 2023, for which we collaborate with third party game developers and obtain exclusive publishing rights in distributing the console game code through third parties’ storefronts, such as Sony’s PlayStation Network and Valve’s Steam. For the year ended March 31, 2023, we successfully published four game titles and generated revenue from game publishing for approximately $6.1 million.
•
Media advertising Service

Revenue from advertising services consisted of video marketing campaign service and social media advertising service. Our revenue from advertising services decreased $25,000, or 0.8%, to approximately $3.3 million for the year ended March 31, 2023 from approximately $3.3 million for the same period of 2022. The decrease was mainly driven by a decrease of revenue from social media adverting service of approximately $0.6 million due to reduced earnings from our YouTube channel, which is highly dependent on video views. The decrease was offset by an increase of revenue from video marketing campaign service by approximately $0.6 million.
Cost of Revenues
Our cost of revenues from our revenue categories are summarized as follows:
	For the Years Ended March 31,				Change USD	Change %
	2023	%	2022	%
Console game	58,005,203	91.1%	53,585,030	97.0%	4,420,173	8.2%
Game publishing	4,056,790	6.4%	—	—%	4,056,790	100.0%
Advertising services	1,536,615	2.5%	1,661,198	3.0%	(124,583)	(7.5)%
Total Cost of revenues	$63,598,608	100.0%	$55,246,228	100.0%	$8,352,380	15.1%
Cost of revenue increased by approximately $8.4 million, or 15.1%, to approximately $63.6 million for the year ended March 31, 2023 from approximately $55.2 million for the same period in 2022. The 15.1% increase in cost of revenues is lower than the 17.6% increase in revenue primarily due to the 33.5% gross margin of our game publishing business which started during the year ended March 31, 2023.
Cost of revenue from console game increased by approximately $4.4 million, or 8.2%, to approximately $58.0 million for the year ended March 31, 2023 from approximately $53.6 million for the same period in 2022. The increase was in line with increase in revenue from console game.
Cost of revenue from game publishing was approximately $4.1 million for the year ended March 31, 2023, compared to nil for the year ended March 31, 2022 since the game publishing business started during the year ended March 31, 2023.
Cost of revenue from media advertising service decreased approximately $0.2 million or 7.5%, to approximately $1.5 million for the year ended March 31, 2023 from approximately $1.7 million for the year ended March 31, 2022. This decrease was primarily driven by our efforts to enhance operational efficiency. We achieved cost savings through improved management of labor and contractor expenses within our video marketing campaign service. Furthermore, we successfully negotiated more favorable pricing for influencer participation in video production related to our video marketing campaign service, contributing to the overall cost reduction.

Gross Profit
Our gross profit from our major revenue categories are summarized as follows:
	For the Year Ended March 31,
	2023	2022	Change (USD)	Change (%)
Console Game
Gross profit margin	$10,069,939	$8,951,080	$1,118,859
Gross profit percentage	14.8%	14.3%	0.5%	12.5%
Game Publishing
Gross profit margin	$2,046,523	$—	$2,046,523
Gross profit percentage	33.5%	—%	33.5%	100.0%
Advertising Service
Gross profit margin	$1,729,086	$1,629,749	$99,337
Gross profit percentage	52.9%	49.5%	3.4%	6.1%
Total
Gross profit	$13,845,548	$10,580,829	$3,264,719
Gross profit margin	17.9%	16.1%	1.8%	30.9%
Our gross profit increased by approximately $3.3 million, or 30.9%, to approximately $13.8 million for the year ended March 31, 2023 from approximately $10.6 million for the same period in 2022. The higher gross profit of $3.3 million was primarily attributable to the $2.0 million increase in gross profit from game publishing and $1.1 million increase in gross profit from the sale of console games.
For the years ended March 31, 2023, and 2022, our overall gross profit margin increased from 16.1% to 17.9%. The 1.8% increase was primarily attributable to the higher gross profit margin of 33.5% from game publishing. Gross profit margin from the sale of console games has remained relatively stable at 14.8% and 14.3% for the years ended March 31, 2023, and 2022, respectively.
Operating Expenses
Total operating expenses increased by approximately $3.7 million, or 56.6%, to approximately $10.2 million as of March 31, 2023 when compared with $6.5 million as of March 31, 2022. The increase was mainly attributed to the following:
•
The approximately $1.6 million, or 148.3%, increase in selling expense was mainly attributed to approximately $1.1 million increase in advertising and marketing expense as we increase our spending to promote our product.

•
The approximately $2.1 million, or 38.4%, increase in general and administrative expense was mainly attributed to increase in salary related expenses and professional fee of approximately $0.8 million and $0.6 million, respectively, as a result of expansion of our business, the increase of approximately $0.4 million in amortization expense from intangible assets acquired from acquisition of a subsidiary for the year ended March 31, 2023, and an increase in provision for doubtful accounts of approximately $0.3 million, as we provided additional allowance based on management assessment for potential uncollectible account.

Other income, net
Total other expense, net amounted to approximately $0.8 million for the year ended March 31, 2023 as compared to other income, net of approximately $2.1 million for the year ended March 31, 2022, representing a net change of approximately $1.3 million. Such change was attributable to recognition of approximately $1.3 million gain on disposal of an investment during the year ended March 31, 2022, while none was recognized for the same period in 2023. In addition, the change was also attributable to a loss from change in fair value of contingent consideration related to the acquisition of 2Game Digital Limited (“2Game”).

Provision for income tax
Our provision for income tax decreased by approximately $0.1 million, or 18.2%, to approximately $0.6 million for the year ended March 31, 2023 from approximately $0.8 million for the same period in 2022. This decrease was primarily due to an increase of approximately $0.2 million in deferred tax benefits resulting from the recognition of net operating loss (“NOL”) in one of our Singapore subsidiaries, and amortization of intangible asset recognized from business acquisition for the year ended March 31, 2023. However, this decrease was partially offset by an increase of approximately $81,000 in current income tax, which was attributed to the rise in taxable income for the year ended March 31, 2023.
Net income
Our net income decreased by approximately $2.4 million, or 53.3%, to approximately $2.1 million for the year ended March 31, 2023 from approximately $4.6 million for the same period in 2022. Such change mainly as a direct effect to the reasons discussed above.
Liquidity and Capital Resources
In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations.
Despite of experiencing operating cash outflow of approximately $4.4 million and $7.6 million for the years ended March 31, 2023 and 2022, respectively, we generated income from operations of approximately $2.1 million and $4.6 million for the same respective periods. As of March 31, 2023, our retained earnings and working capital were approximately $13.3 million and $4.1 million, respectively. In addition, our cash and cash equivalents, and restricted cash of approximately $2.5 million and $1.3 million as of March 31, 2023, respectively. We also have other current assets which comprised mainly accounts receivable, net of approximately $17.0 million, these accounts receivable, net are short-term in nature which are collectable within our normal operating cycle to support our working capital needs.
We also utilized debt financing in the form of short- term or long-term borrowings from banking facilities to finance the working capital requirements of the Company. As of March 31, 2023, we have short-term and long-term borrowings from banking facilities amounting to approximately $9.4 million and $0.8 million, respectively.
On October 18, 2023, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with RF Acquisition Corp. (the “RFAC”), a U.S. publicly traded special purpose acquisition company (“SPAC”);. Upon closing of the business combination, we expect to receive potential funding from equity financing in the U.S. capital markets to partly support our working capital needs.
Our future operations are highly dependent on a combination of factors, including but not necessarily limited to changes in the demand for our products or services, local government policy, economic conditions, and competition in the gaming industries.
However, based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and current liabilities as they become due one year from the date of issuance of these financial statements are issued.
The following summarizes the key components of our cash flows for the years ended March 31, 2023 and 2022.
	For the Years Ended March 31,
	2023	2022
Net cash used in operating activities	$(4,365,870)	$(7,606,295)
Net cash (used in) provided by investing activities	(615,528)	1,374,168
Net cash provided by financing activities	4,359,210	550,192
Effect of exchange rate change on cash and restricted cash	(27,696)	(87,607)
Net change in cash and restricted cash	$(649,884)	$(5,769,542)

Operating activities
Net cash used in operating activities was approximately $4.4 million for the year ended March 31, 2023. The net cash used in operating activities was primarily attributable to (i) approximately $8.5 million increase in accounts receivable, as a result of increase in our revenue, (ii) approximately $7.9 million increase in indefinite-lived intangible assets as we as we maintain more digital console game code for resale, (iii) approximately $0.6 million increase in receivables and other current assets due to payment of advertising fees on behalf of a vendor, (iv) approximately $0.7 million decrease of operating lease liabilities as we remit timely payment in accordance with lease contract during the period, (v) approximately $0.4 million increase in inventories, as we maintained more inventories for resale due to demand of our products, and (vi) approximately $0.3 million non-cash item of deferred tax benefit, offset by (i)  net income of approximately $2.1 million, (ii) approximately $3.1 million of non-cash items such as deprecation of property and equipment, amortization of intangible assets, amortization of right of use assets, provision for doubtful accounts, change in fair value of acquisition payable and impairment of the inventories, (iii) approximately $6.1 million increase in accounts payable, as our third party and related party vendors granted us credit terms to allow us additional time to pay for our purchases, (iv) approximately $2.0 million decrease in prepayments to third party and related party vendors that reflected the utilization of prepayments previously made for inventory and console game code purchases, (v) approximately $0.4 million increase in tax payables as we incurred more taxable income subject to income tax, and (vi) approximately $0.3 million increase in other payables, and accrued liabilities, as we incurred more accrued expense related to our operations.
Net cash used in operating activities was approximately $7.6 million for the year ended March 31, 2022. The net cash used in operating activities was primarily attributable to (i) approximately $4.9 million increase in accounts receivable and accounts receivable, a related party, as a result of increase in our revenue, (ii) approximately $2.6 million increase in indefinite-lived intangible assets as we as we maintain more digital console game code for resale , (iii) approximately $1.9 million decrease in other payables and accrued liabilities to third parties and related parties as we remit payment for operating expense accrued from prior periods, (iv) approximately $1.5 million increase in inventories, as we maintained more inventories for resale due to demand of our products, (v) approximately $1.4 million decrease in income tax payable, as we made timely tax payment previously accrued, (vi) approximately $3.5 million increase of prepayments to third party and related party vendors as we make prepayment to vendors to secure our purchases, (vii) approximately $1.1 million gain from disposal of long-term investment, and (viii) approximately $0.4 million decrease of operating lease liabilities as we remit timely payment in accordance with lease contract during the period, offset by (i)  net income of approximately $4.6 million, (ii) approximately $1.0 million non-cash items such as deprecation of property and equipment, amortization of intangible assets, amortization of right of use assets, provision for doubtful accounts, and impairment of the inventories, and (iii) approximately $4.7 million increase in accounts payable, as third party or related party vendors granted us credit terms, allowing us additional time to pay for our purchases.
Investing activities
Net cash used in investing activities was approximately $0.6 million for the year ended March 31, 2023 and was attributable to approximately $0.5 million in purchase of equipment and approximately $71,000 in purchase of long-term investment.
Net cash provided by investing activities was approximately $1.4 million for the year ended March 31, 2022 and was attributable to approximately $1.4 million proceed received from disposal of long-term investment, and approximately $0.2 million repayment from third party loan, offset by approximately $0.2 million in purchase of equipment.
Financing activities
Net cash provided by financing activities was approximately $4.4 million for the year ended March 31, 2023 and was primarily attributable to approximately $8.8 million proceed from bank loans offset by repayment of approximately $2.5 million of bank loans, and approximately $2.0 million interest free advance to related parties.

Net cash provided by financing activities was approximately $0.6 million for the year ended March 31, 2022 and was primarily attributable to approximately $10.2 million proceed from bank loans, and approximately $0.5 million loan from related parties, offset by repayment of approximately $ 9.6 million of bank loans, and approximately $0.6 million interest free advance to related parties.
Commitments and Contingencies
In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the years ended March 31, 2023 and 2022, we did not record any accruals for loss contingencies.
The following table summarizes our contractual obligations as of March 31, 2023:
	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Bank loans, current maturities	$9,381,560	9,381,560	$—	$—	$—
Bank loans, non-current	837,564	—	837,564	—	—
Contingent consideration payable	4,293,000	759,000	3,534,000	—	—
Amount due to related parties, current	24,615	24,615	—	—	—
Operating lease obligations	866,482	516,100	350,382	—	—
Financing lease obligations	129,495	33,286	84,362	11,847	—
Total	$15,532,716	10,714,561	$4,806,308	$11,847	$—
Capital Expenditures
For the years ended March 31, 2023 and 2022, we purchased approximately $0.5 million and $0.2 million, respectively, of equipment mainly for the use in our business daily operation.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.
Critical Accounting Policies and Estimates
Financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of our significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements, but we believe that the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

•
Allowance for credit loss

•
Inventories, net

•
Deferred taxes

•
Business combination

Use of Estimates and Assumptions
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include estimates of allowances for doubtful accounts, estimates of impairment of long-lived assets and goodwill, fair value of contingent consideration for acquisition, valuation allowance of deferred tax assets, and other provisions and contingencies. Actual results could differ from these estimates.
Allowance for credit loss
Starting from April 1, 2021, we adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on our accounts receivable and other receivables using the modified retrospective approach. Our management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when it is considered necessary. Our management reviews its historical account receivable collection rate from all aging brackets and determined to provide allowance for credit loss of 5%, 25%, 50%, and 100% against the he customers balance aged between 4-6 months, 7-9 months, 10-12 months, and over 1 year, respectively. We also provide 100% allowance for credit loss when the Company’s collection department determines the collection of the account receivable is remote. Meanwhile, our management provides 100% allowance for credit loss against our other receivables for balance aged over 12 months, plus additional amounts as necessary when the Company’s collection department determines the collection of the full amount is remote and the Company’s management approves 100% of the allowance for doubtful accounts.
Inventories, net
Inventories mainly include physical console game compact disc, gaming hardware and accessories which are purchased from our suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. We wrote off inventories of $288,604 and $160,740 for the years ended March 31, 2023 and 2022, respectively, representing 9.5% and 5.4%, respectively, of our inventories.
Deferred taxes
Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.
Business combination
We allocate the purchase price of acquired entity to the underlying tangible and identifiable intangible assets acquired and liabilities and any noncontrolling interests assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities and noncontrolling interests assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, and other items.
We are obligated to pay contingent consideration should the acquired entity meet certain performance milestone subsequent to the date of acquisition. As of the acquisition date, contingent consideration is recorded at fair value as determined through the use of income approach. Subsequent to the acquisition date, the fair value of such contingent consideration is measured each reporting period and any changes are recorded to other expenses. Changes in either the revenue growth rates, related earnings or risk-adjusted discount rate could result in a material change to the amount of contingent consideration accrued. As of March 31, 2023 and acquisition date, the contingent consideration for acquisition amounted to $4,293,000 and $3,360,848, respectively. The change of fair value of the contingent consideration for acquisition amounted to a loss of $932,152 for the year end March 31, 2023.
Recent Accounting Pronouncements
See Note 2 of the notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of recently issued accounting standards.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION
The following sets forth certain information, as of March [•], 2024, concerning the persons who are expected to serve as directors and executive officers of Pubco following the consummation of the Business Combination.
Name	Age	Position
Executive Officers:
Jacky Choo See Wee	47	GCL Group Chairman, Chief Executive Officer of Epicsoft Asia and Director Nominee
Sebastian Toke	39	GCL Group Chief Executive Officer and Director Nominee
Keith Liu Min Tzau	53	Deputy GCL Group Chief Executive Officer, Chief Marketing Officer and Head of Publishing
Ooi Chee Eng	50	GCL Group Chief Financial Officer and Director Nominee
Non-independent Directors:
Jacky Choo See Wee	47	Director Nominee
Sebastian Toke	39	Director Nominee
Ooi Chee Eng	53	Director Nomniee
Independent Directors:
Tse Meng Ng	49	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
Executive Officers
Jacky Choo See Wee is expected to serve as the Chairman of Pubco. Mr. Choo is a veteran with over 20 years of experience in the video game industry. He is widely recognized in the industry for his deep understanding of gaming trends, technology, and market dynamics. Mr. Choo has been serving in multiple executive and decision making positions within the GCL Group and other private companies in the industry since 2005. Most recently, Mr. Choo has been the GCL Group Chairman for GCL BVI since December 2018, where he directs and executes the group’s vision, strategically expands a portfolio of gaming-related and social media entities, diversifies the group’s offerings and enhances its market presence, and leads expansions both geographically and horizontally across platforms. Mr. Choo has also been the Director and CEO of Epicsoft Asia since September 2014, where he spearheads the company’s expansion of video game distribution operations into multiple regions, achieving year-on-year growth in both revenue and market presence. He forged strategic partnerships with international game developers and publishers such as Take-Two, CD Projekt Red, Warner Bros. Games and SEGA, enriching the company’s game catalog and bolstering market competitiveness. He successfully led the digital transformation of the company’s business, expanding into the digital game distribution space, capitalizing on emerging trends, and reaching new markets. Mr. Choo also serves as a Director for Epicsoft Malaysia, 4Divinity, Martiangear, and other companies within the GCL Group. Mr. Choo received a Bachelor’s degree in Chemical Engineering from National University of Singapore in Singapore.
Sebastian Toke is expected to serve as the GCL Group Chief Executive Officer and a member of the board of directors of Pubco. Mr. Toke has been serving as the Group CEO of the Company since February 2023, where he manages GCL Group’s business, overseeing all key business verticals, and makes strategic decisions in collaboration with senior management and GCL’s Group Chairman. Mr. Toke is responsible for driving GCL Group’s growth and diversification initiatives to ensure its financial health and sustainability. Prior to joining GCL Group, Mr. Toke was the Head of Investments at Impecca Ventures from May 2022 to January 2023, where he led the overall investment strategy for the investment portfolio across both public and private markets. From February 2021 to April 2022, Mr. Toke was the Asia Head of

Fixed Income for Nomura Securities where he was responsible for driving the fixed income business across Asia within the wealth management platform across trading, research and advisory. From August 2014 to January 2021, he served in a Fixed Income Advisory role at BNP Paribas, where he helped formulate BNP Paribas’ wealth management fixed income strategy and drive regional investments in fixed income credits and structured products. Mr. Toke received Bachelor Degree of Economics and Finance at the Royal Melbourne Institute of Technology in Australia.
Keith Liu Min Tzau is expected to serve as the Deputy GCL Group CEO, Chief Marketing Officer and Head of Publishing of Pubco. Mr. Liu has been serving as the Deputy GCL Group CEO since February 2024, and the Company’s Chief Marketing Officer and Head of Publishing since April 2020, where he leads, plans and executes marketing campaigns, including 360 campaign activations for PC and console titles across multiple channels including digital, social media, influencers, PR and traditional media. He collaborates with global game publishers and studios, and manages game releases on digital platforms such as Steam, PlayStation Store and Nintendo eShop. From June 2016 to March 2020, Mr. Liu worked as Director for Asia Pacific region at Wilson Electronics where he started up its Singapore regional headquarters to introduce and legalize America’s top-selling cellular repeaters to Asian countries. Mr. Liu received his Bachelor’s Degree of Communications from University Science Malaysia in Malaysia.
Ooi Chee Eng is expected to serve as the GCL Group Chief Financial Officer and a member of the board of directors of Pubco. Mr. Ooi has been serving as the CFO of the Company since April 2023, where he directs and oversees all aspects of the finance & accounting functions of GCL Group. He is also responsible for the continuous evaluation of short- and long-term strategic financial objectives of the group. He leads the finance team to ensure timely preparation of consolidated financial reports across operating businesses including forecasts, financial planning, and analysis as well as build a strategic structure and cadence for financial planning and review. Immediately prior to his current role, Mr. Ooi served as the CFO for Titan Digital Media Pte. Ltd. (“TDM”), where he was in charge of financial management of the company. From July 2021 to December 2022, Mr. Ooi served as Vice President for Finance at Tuan Sing Holdings Ltd., where he led the finance department covering Singapore, Indonesia and construction division. From August 2018 to February 2021, Mr. Ooi served as the Chief Financial Officer and Company Secretary of Bukit Sembawang Estates Ltd. (a Singapore stock exchange-listed company), where he was in charge of accounting and finance functions of the group of companies. Mr. Ooi received his Bachelor Degree of Accounting from Nanyang Technological University in Singapore.
Directors
Upon the consummation of the Business Combination, Pubco anticipates its board of directors to be comprised of seven directors.
Jacky Choo See Weei is expected to serve as a member of the board of directors of PubCo. For more information about Mr. Choo, see Management of PubCo Following the Business Combination — Executive Officers.”
Sebastian Toke is expected to serve as a member of the board of directors of Pubco. For more information about Mr. Ng, see “Management of PubCo Following the Business Combination — Executive Officers.”
Ooi Chee Eng is expected to serve as a member of the board of directors of Pubco. For more information about Mr. Ng, see “Management of PubCo Following the Business Combination — Executive Officers.”
Tse Meng Ng is expected to serve as a member of the board of directors of Pubco. For more information about Mr. Ng, see “Directors and Executive Officers of RFAC.”
[•]
[•]
[•]

Family Relationships
There are no family relationships between any of PubCo’s executive officers and directors or director nominees.
The Company’s Executive Compensation
The aggregate cash compensation accrued to our directors and executive officers who were employed by GCL BVI during fiscal year 2023 and 2022 (including individuals who are no longer with GCL Group) were approximately US$922,396 and $1,410,973, respectively.
Foreign Private Issuer and Controlled Company
Pubco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Pubco is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, Pubco is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco may elect to follow its home country’s corporate governance practices as long as its remains a foreign private issuer. As a result, Pubco’ shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, Pubco is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.
Upon the completion of the Business Combination, Pubco will be a “controlled company” as defined under the rules of Nasdaq, because Jacky Choo See Wee, our GCL Group Chairman will be able to exercise [•]% of the aggregate voting power of Pubco’ total issued and outstanding shares (assuming no RFAC Public Shares are redeemed as described in this proxy statement/prospectus). Under the rules of Nasdaq, a “controlled company” may elect not to comply with certain corporate governance requirements. As a result, Pubco’ shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed non-controlled companies to the best of its ability to provide its shareholders with enhanced transparency and protection.
Independence of Directors
As a result of its securities being listed on Nasdaq following consummation of the Business Combination, Pubco will adhere to the rules of such exchange, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. The board of directors of Pubco has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors.
Upon the Closing, we anticipate that the size of Pubco’s board of directors will be seven directors, four of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. We anticipate that Tse Meng Ng, [•], [•] and [•] will be “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.
Committees of the Board of Directors
Upon consummation of the Business Combination, Pubco will establish a separately standing audit committee, nominating and corporate governance committee, and compensation committee. The Pubco Board will adopt a charter for each of these committees. Pubco intends to comply with future Nasdaq requirements to the extent they will be applicable to Pubco.

Audit Committee
Upon the Closing, Pubco’s audit committee will consist of [•], [•] and [•] , with [•] serving as the chair of the committee. Each proposed member of the audit committee qualifies as an independent director under the Nadsaq corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. In addition, each proposed member of the audit committee is financially literate. Following the Business Combination, our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert”, as defined in Item 407(d)(5) of Regulation S-K, and possesses financial sophistication, as defined under the rules of Nasdaq.
The audit committee’s responsibilities will include, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing Pubco’s independent registered public accounting firm;

•
discussing with Pubco’s independent registered public accounting firm their independence from management;

•
reviewing with Pubco’s independent registered public accounting firm the scope and results of their audit;

•
pre-approving all audit and permissible non-audit services to be performed by Pubco’s independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and Pubco’s independent registered public accounting firm the interim and annual financial statements that Pubco files with the SEC;

•
reviewing and monitoring Pubco’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our board of directors will adopt a written charter for the audit committee which will be available on Pubco’s website upon the completion of the Business Combination.
Nominating and Corporate Governance Committee
Upon the Closing, Pubco’s nominating and corporate governance committee will consist of [•], [•] and [•], with [•] serving as the chair of the committee. Each proposed member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.
The nominating and corporate governance committee’s responsibilities include, among other things:
•
identifying individuals qualified to become members of Pubco’s board of directors, consistent with criteria approved by Pubco’s board of directors;

•
recommending to Pubco’s board of directors the nominees for election to Pubco’s board of directors at annual meetings of Pubco’s stockholders;

•
overseeing an evaluation of Pubco’s board of directors and its committees; and

•
developing and recommending to Pubco’s board of directors a set of corporate governance guidelines. We believe that the composition and functioning of Pubco’s nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards.

Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on Pubco’s website upon the completion of the Business Combination.
Compensation Committee
Upon the Closing, Pubco’s compensation committee will consist of [•], [•] and [•], with [•] serving as the chair of the committee. Each proposed member of the Compensation Committee is “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.
•
reviewing and approving corporate goals and objectives relevant to the compensation of Pubco’s Chief Executive Officers, evaluating the performance of Pubco’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of Pubco’s Chief Executive Officer;

•
reviewing and setting or making recommendations to Joby Aviation’s board of directors regarding the compensation of Pubco’s other executive officers;

•
making recommendations to Pubco’s board of directors regarding the compensation of Pubco’s directors;

•
reviewing and approving or making recommendations to Pubco’s board of directors regarding Pubco’s incentive compensation and equity-based plans and arrangements; and

•
appointing and overseeing any compensation consultants. We believe that the composition and functioning of Pubco’s compensation committee meets the requirements for independence under the current Nasdaq listing standards.

Our board of directors will adopt a written charter for the compensation committee which will be available on Pubco’s website upon the completion of the Business Combination.
Code of Ethics
Pubco will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Pubco’s website, [•]. Pubco intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 6-K.
Shareholder Communication with the Board of Directors
Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at 29 Tai Seng Ave #02-01, Natural Cool Lifestyle Hub, Singapore 534119 for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of Pubco. All communications received as set forth above will be opened by the corporate secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

EXECUTIVE COMPENSATION
RFAC’s Executive Officer and Director Compensation
See “RFAC’s Management — Officer and Director Compensation .”
The Company’s Executive Officer and Director Compensation
See “Management of PubCo Following the Business Combination — The Company’s Executive Compensation.”
Executive Officer and Director Compensation Following the Business Combination
Following the Closing, Pubco intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco. Specific determinations with respect to director and executive compensation after the Business Combination have not yet been made.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of shares of RFAC Common Stock as of [•], 2024, and of PubCo Ordinary Shares immediately following the consummation of the Business Combination by:
•
each person or group of affiliated persons known by RFAC to be the beneficial owner of more than 5% of RFAC Common Stock on [•], 2024;

•
each person or group of affiliated persons known by RFAC who may become the beneficial owner of more than 5% of PubCo Ordinary Shares immediately following the Business Combination;

•
each of RFAC’s current executive officers and directors;

•
each person who will become an executive officer or a director of PubCo upon consummation of the Business Combination;

•
all executive officers and directors of RFAC as a group; and

•
all of RFAC’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or options, within 60 days of [•], 2024. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of [•], 2024 are considered outstanding and beneficially owned by the person holding such warrants or options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided we believe that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.
The beneficial ownership of RFAC Common Stock prior to the Business Combination is based on 5,819,649 RFAC Common Stock (consisting of 5,819,649 RFAC Class A Common Stock and no RFAC Class B Common Stock) issued and outstanding as of [•], 2024.
The expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination assumes two redemption scenarios as follows:
•
Assuming no redemptions: This presentation is based on 128,969,649 PubCo Ordinary Shares issued and outstanding and assumes that no shares of RFAC Class A Common Stock are redeemed and accordingly all such shares are exchanged for PubCo Ordinary Shares, and the PIPE Investment is fully subscribed.

•
Assuming maximum redemptions: This presentation is based on 128,456,260 PubCo Ordinary Shares issued and outstanding, which assumes that 513,389 shares of RFAC Class A Common Stock are redeemed, and the PIPE Investment is fully subscribed.

If the actual facts are different than these assumptions, the numbers in the below table will be different.
Unless otherwise indicated, we believe that all persons named in the table below have or will have as of immediately following the Business Combination, as applicable, sole voting and investment power with respect to the voting securities beneficially owned by them.

After Business Combination
	Prior to Business Combination		Assuming No Further Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owners(1)	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and officers prior to the Business Combination:
Tse Meng Ng	2,875,000	93.5%
Benjamin Waisbren	—	—
Han Hsiung Han	—	—
Simon Eng Hock Ong	—	—
Vincent Yang Hui	—	—
All directors and officers prior to the Business Combination (5 persons)	2,875,000	93.5%
Directors and officers after the Business Combination:
Jacky Choo See Wee	—	—
Tse Meng Ng	2,875,000	93.5%
Sebastian Toke	—	—
Ooi Chee Eng	—	—
[•]
[•]
[•]
Keith Liu Min Tzau	—	—
All directors and officers after the Business Combination as a group ([8] persons)
Five Percent Holders:
RF Dynamic LLC	2,875,000	93.5%

•
Less than 1%.

(1)
Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination is 111 Somerset, #05-06, Singapore 238164 and the business address of each of the directors and officers after the Business Combination is 29 Tai Seng Avenue #02-01, Natural Cool Lifestyle Hub, Singapore 534119.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
RFAC
Sponsor Founder Shares
On January 21, 2021, RFAC issued an aggregate of 2,875,000 Sponsor Founder Shares to its Sponsor in exchange for $25,000. The per share purchase price was approximately $0.009 per share. On March 30, 2022, in connection with the Underwriters’ election to fully exercise their over- allotment option, an aggregate of 375,000 Sponsor Founder Shares were no longer subject to forfeiture. The Sponsor Founder Shares will automatically convert into shares of RFAC Class A Common Stock at the time of our Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.
On June 26, 2023, the RFAC board of directors unanimously consented to the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock on a one-for one basis. On June 26, 2023, RF Dynamic LLC, the sole holder of RFAC Class B Common Stock, also consented to the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock on a one-for-one basis. On July 7, 2023, RFAC instructed its transfer agent to initiate the conversion of the shares of RFAC Class B Common Stock to shares of RFAC Class A Common Stock. An aggregate of 2,875,000 shares of RFAC Class B Common Stock with a par value of $0.0001 per share was converted into 2,875,000 shares of RFAC Class A Common Stock with a par value of $0.0001.
Private Placement Warrants
Simultaneously with the consummation of the closing of the IPO, pursuant to the RFAC Private Placement Warrants Purchase Agreements, RFAC consummated the private sale of an aggregate of 4,050,000 RFAC Private Placement Warrants to the Sponsor at a price of $1.00 per RFAC Private Placement Warrant and 500,000 RFAC Private Placement Warrants to the Underwriter, generating total gross proceeds of $4,550,000. Simultaneously with the closing of the overallotment, pursuant to the RFAC Private Placement Warrants Purchase Agreements, RFAC completed the private sale of an additional 400,500 RFAC Private Placement Warrants to the Sponsor and 49,500 RFAC Private Placement Warrants to the Underwriter, at a purchase price of $1.00 per RFAC Private Placement Warrant, generating total proceeds of $450,000. The RFAC Private Placement Warrants may not be transferred until 30 days after the consummation of a Business Combination, except for limited transfers set forth in the letter agreement such as to RFAC’s officers or directors or to RFAC’s initial stockholders’ members, officers, directors, consultants or their affiliates, or by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is the holder or a member of the holder’s immediate family, in each case for estate planning purposes. Following such period, the RFAC Private Placement Warrants and the shares of RFAC Class A Common Stock issuable upon exercise of the RFAC Private Placement Warrants will be transferable, assignable or salable, except that the RFAC Private Placement Warrants will not trade.
Services Arrangements
On March 23, 2022, RFAC entered into an administrative services agreement with its Sponsor, pursuant to which the Sponsor agreed to make available to RFAC certain general and administrative services, including office space and secretarial and administrative services, as RFAC may require from time to time. RFAC agreed to pay to the affiliate of the Sponsor $10,000 per month continuing until the earlier of the consummation by RFAC of a Business Combination or RFAC’s liquidation. For the three and nine months ended September 30, 2023, $30,000 and $90,000 had been incurred and unpaid, respectively.
There will be no finder’s fees, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation paid by RFAC to the Sponsor, officers or directors, or any affiliate of the Sponsor or officers prior to, or in connection with any services rendered in order to effectuate, the consummation of our Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on RFAC’s behalf such as payment of customary fees incurred during the election of directors and performing due diligence on suitable business combinations.

Related Party Loans and Advances
The Sponsor agreed to loan RFAC an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). The Note was non-interest bearing and was payable on the earlier of (i) September 30, 2022, or (ii) the consummation of the IPO. As of the IPO closing date, RFAC had not drawn down on the Note.
On March 13, 2023, Melvin Xeng Thou Ong agreed to loan the Sponsor an aggregate of up to $600,000 to be used for (i) extension payments in connection with the business combination, and (ii) working capital requirements (as amended, the “Director Promissory Note”). The Director Promissory Note bears no interest and matures on the earlier of: (i) December 28, 2023, or (ii) the date that RFAC consummates an initial business combination. On June 24, 2023, the Director Promissory Note was amended and restated to increase the principal amount of the note to $1,200,000. On February 17, 2024, the Director Promissory Note was amended and restated to (i) extend the maturity date to December 28, 2024, and (ii) increase the principal amount to $2,000,000. As of the date of this proxy statement/prospectus, RFAC has drawn down $1,202,992 on the Director Promissory Note.
On March 24, 2023, RFAC and Sponsor entered into a promissory pursuant to which the Sponsor agreed to loan RFAC the principal sum of $900,000 to cover additional extension payments (the “Extension Promissory Note”). The Extension Promissory Note is non-interest bearing and is payable on the earlier of (1) December 28, 2023, or (ii) the consummation of the Business Combination. As of September 30, 2023, RFAC had not drawn on the Extension Promissory Note.
On December 26, 2023, RFAC and Sponsor entered into a promissory note (the “BC Extension Note”) pursuant to which the Sponsor agreed to loan RFAC the principal sum of $675,000 to cover the extension payments in connection with extensions from December 28, 2023, to September 28, 2024, each as approved at the special meeting of shareholders held on December 20, 2023. The promissory note was non-interest bearing and is payable on the earlier of (1) September 28, 2024, or (ii) promptly after the consummation of the business combination. As of the date of this proxy statement, RFAC has not drawn on the BC Extension Note.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of RFAC’s officers and directors may, but are not obligated to, provide RFAC working capital loans. As of September 30, 2023, the total amount due to Sponsor was $ 1,091,929.
GCL Group
Loan and Accommodation Agreements with Jacky Choo See Wee, our Group Chairman and Significant Shareholder
Mr. Jacky Choo See Wee entered into a director loan agreement with GCL BVI dated April 1, 2022 pursuant to which GCL BVI agreed to make an interest-free loan to Mr. Choo of up to approximately $223,714. Pursuant to a director loan agreement between Mr. Choo and Epicsoft Asia dated April 1, 2022, Epicsoft Asia agreed to make an interest-free loan to Mr. Choo of up to approximately $1,864,280. GCL BVI and Epicsoft Asia loaned Mr. Choo an aggregate amount of $1,935,438 all of which was repaid in full on November 23, 2023.
In addition, Mr. Choo entered into a supply of accommodation agreement with Epicsoft Asia on June 14, 2023. Pursuant to the agreement, Choo See Wee is required to locate and work at 10 Coronation Road, Singapore 269414 for the period from June 15, 2023 to June 14, 2025. Approximately $14,168 was deducted from Mr. Choo’s monthly salary for the supply of the accommodation.

MATERIAL TAX CONSIDERATIONS
Certain U.S. Federal Income Tax Considerations
The following discussion is a summary of certain U.S. federal income tax considerations applicable to (x) U.S. holders and Non-U.S. holders (each as defined below, and collectively, “Holders”) of RFAC Public Share, RFAC Public Warrants and RFAC Public Rights (each, an “RFAC Security”), as the case may be, of (i) electing to have their RFAC Public Shares redeemed for cash in connection with the Business Combination and (ii) the consummation of the Business Combination and (y) U.S. holders of the ownership and disposition of PubCo Ordinary Shares and PubCo Public Warrants after the consummation of the Business Combination. This discussion addresses only those Holders that hold RFAC Securities and, if they participate in the SPAC Merger, will hold PubCo’s securities, as capital assets for U.S. federal income tax purposes (generally property held for investment). With respect to the U.S. federal income tax considerations of holding PubCo Ordinary Shares and PubCo Public Warrants, this discussion is limited to U.S. holders who acquire such PubCo Ordinary Shares and PubCo Public Warrants in connection with the Business Combination.
The following does not purport to be a complete analysis of all potential tax effects arising in connection with the consummation of the Business Combination, the redemption of RFAC Public Shares, or the ownership and disposition of PubCo Ordinary Shares and PubCo Public Warrants following the consummation of the Business Combination. This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income.
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This discussion does not address the U.S. federal income tax consequences to RFAC’s founders, the Sponsor or any other sponsors, officers or directors of RFAC, or to any holders of Sponsor Founder Shares and/or RFAC Private Placement Warrants. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in GCL BVI or GCL Global prior to the Business Combination. Moreover, this summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special rules under U.S. federal income tax laws, such as: U.S. expatriates and former citizens or long-term residents of the United States;

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persons subject to the alternative minimum tax;

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persons holding shares of RFAC Class A Common Stock or RFAC Public Warrants as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

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mutual funds;

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S corporations;

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banks, insurance companies and other financial institutions;

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broker-dealers;

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traders in securities that elect mark-to-market treatment;

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“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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trusts and estates;

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tax-exempt organizations or governmental organizations;

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investors subject to U.S. “inversion” rules;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of RFAC Class A Common Stock or RFAC Public Warrants being taken into account in an applicable financial statement;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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holders actually, or through attribution, owning 5% or more (by vote or value) of the RFAC Common Stock or, following the Business Combination, the PubCo Ordinary Shares;

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regulated investment companies (RICs) or real estate investment trusts (REITs);

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persons who received any of RFAC’s stock as compensation;

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pension plans; and

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“qualified foreign pension funds”, as defined in Section 897(l)(2) of the Code, and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement is treated as a partnership (or other pass-through entity or arrangement) for U.S. federal income tax purposes, the tax treatment of the persons treated as partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities or arrangements) and the partners (or other owners) in such partnerships (or such other pass-through entities or arrangements) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.
This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. None of RFAC, PubCo or GCL Global have sought, or intend to seek, any rulings from the IRS regarding the matters discussed herein.
For purposes of this discussion, because any RFAC Unit consisting of one share of RFAC Class A Common Stock, one RFAC Public Warrant and one RFAC Public Right is separable at the option of the holder, the holder of an RFAC Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying RFAC Class A Common Stock, RFAC Public Warrant and RFAC Public Right components, and the discussion below with respect to actual Holders of RFAC Public Shares, RFAC Public Warrants and RFAC Public Rights also should apply to holders of RFAC Units (as the deemed owners of the underlying RFAC Class A Common Stock, RFAC Public Warrant and RFAC Public Right that constitute the RFAC Units). Under this treatment, the separation of an RFAC Unit in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of RFAC Public Shares, RFAC Public Warrants and RFAC Public Rights are urged to consult their tax advisors concerning the U.S. federal, state, local and any foreign tax consequences of the transactions contemplated by the Business Combination (including any redemption of RFAC Public Shares for cash) with respect to any RFAC Public Shares, RFAC Public Warrants and RFAC Public Rights held through an RFAC Unit (including alternative characterizations of an RFAC Unit).
For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of RFAC Public Shares, RFAC Public Warrants and/or RFAC Public Rights that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States,

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

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an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

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a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of shares of RFAC Class A Common Stock, RFAC Public Warrants and/or RFAC Public Rights, as the case may be, who or that is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF RFAC SECURITIES DEPEND IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION (INCLUDING THE SPAC MERGER), THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO RFAC PUBLIC SHARES, AND THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AND PUBCO PUBLIC WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE BUSINESS COMBINATION (INCLUDING THE SPAC MERGER), THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO RFAC PUBLIC SHARES, AND THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AND PUBCO PUBLIC WARRANTS.
U.S. Federal Income Tax Treatment of PubCo
A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, PubCo, which is incorporated under the laws of the Cayman Islands, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.
Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliate group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “ownership test”). The ownership test in clause (iii) above is modified with respect to potential “third-country transactions” such that the ownership test will be met if, after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (as modified, the “modified ownership test”). Because the Business Combination is a potential third-country transaction, the modified ownership test will apply to determine whether PubCo is treated as a U.S. corporation under Section 7874 of the Code.
For purposes of Section 7874 of the Code, the first two conditions described above are expected be met with respect to the Business Combination because PubCo will acquire indirectly all of the assets of RFAC through the SPAC Merger, and PubCo, including its “expanded affiliate group,” is not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause PubCo to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination should depend on the satisfaction of the modified ownership test.
Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, RFAC and PubCo currently expect that the Section 7874 ownership percentage of the RFAC Stockholders in PubCo should be less than 60%. Accordingly, PubCo is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. In addition, whether the modified ownership test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, for purposes of determining the ownership percentage of RFAC Stockholders for purposes of Section 7874, among other adjustments required to be taken into account, RFAC Stockholders will be deemed to own an amount of PubCo Ordinary Shares in respect to certain redemptions by RFAC prior to the SPAC Merger. Accordingly, given the inherently factual nature of the analysis, neither RFAC nor PubCo has sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the Business Combination, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.
If PubCo were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. investors could be subject to U.S. withholding tax.
The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
Material U.S. Federal Income Tax Consequences of the Redemption to the Holders of RFAC Public Shares
U.S. Holders
Redemption of RFAC Public Shares.   In the event that a U.S. holder’s RFAC Public Shares are redeemed pursuant to the redemption provisions described in the section entitled “Special Meeting of RFAC Stockholders — Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the RFAC Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the RFAC Public Shares, the U.S. holder will be treated as described under “— U.S. Holders — Gain or Loss on Redemption Treated as a Sale of RFAC Public Shares” below. If the redemption does not qualify as a sale of the RFAC Class A Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “— U.S. Holders — Taxation of Redemption Treated as a Distribution.”
Whether a redemption qualifies for sale treatment will depend largely on whether the U.S. holder owns any of RFAC’s stock following the redemption (including any shares constructively owned by the U.S. holder as described in the following paragraph), and if so, the total number of shares of RFAC’s stock held by the U.S. holder both before and after the redemption (including any stock constructively treated as owned by the U.S. holder) relative to all of RFAC’s shares outstanding both before and after the redemption, taking into account other transactions occurring in connection with the redemption (including the Business Combination). The redemption of RFAC Public Shares generally will be treated as a sale of the RFAC Public Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.
In determining whether any of the foregoing tests is satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option, which would generally include RFAC Public Shares that could be acquired pursuant to the exercise of the RFAC Public Warrants. Moreover, any RFAC Public Shares that a U.S. holder directly or constructively acquires pursuant to the

Business Combination (including shares of RFAC Class A Common Stock acquired pursuant to the RFAC Public Rights) generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of RFAC’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of RFAC Public Shares must, among other requirements, be less than 80% of the percentage of RFAC’s outstanding voting stock actually and constructively owned by such U.S. holder immediately before the redemption (taking into account both redemptions by other holders of RFAC Public Shares and the PubCo Ordinary Shares to be issued pursuant to the Business Combination). There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of RFAC capital stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of RFAC capital stock actually owned by the U.S. holder are redeemed, the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of RFAC Public Shares will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in RFAC.
Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in RFAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “— U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed RFAC Public Shares will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its RFAC Public Warrants or possibly to the basis of other stock constructively owned by it.
Notwithstanding the foregoing, if a U.S. holder exercises its redemption rights to receive cash from the Trust Account in exchange for a portion of its RFAC Public Shares and exchanges the remainder of such stock for PubCo Ordinary Shares in the Business Combination, such redemption may be treated as integrated with the Business Combination rather than as a separate transaction. In such case, cash received by such U.S. holder in the redemption may also be treated as taxable boot received in a Code Section 351 transaction or a “reorganization” (which, depending on the circumstances applicable to such U.S. holder, may be treated as capital gain or dividend income to the extent of RFAC’s accumulated earnings and profits, as described above). Under this characterization, such U.S. holder may be required to recognize more gain or income than if the redemption of RFAC Public Shares was treated as a separate transaction from the exchange pursuant to the SPAC Merger and the related transactions, and would not be entitled to recognize any loss with respect to its redeemed RFAC Public Shares. In addition, if a U.S. holder that elects to participate in a redemption with respect to all its RFAC Public Shares maintains its ownership of RFAC Public Warrants, such redemption also may be treated as integrated with the Business Combination rather than as a separate transaction (with the same taxation effects described above). If the IRS were to assert, and a court were to sustain such a contrary position, such U.S. holder may be required to recognize more gain or income than if the redemption of RFAC Public Shares was treated as a separate transaction from the exchanges pursuant to the SPAC Merger and the related transactions.
Gain or Loss on Redemption Treated as a Sale of RFAC Public Shares.   If the redemption qualifies as a sale of RFAC Public Shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in its redeemed RFAC Public Shares. A U.S. holder’s adjusted tax basis in its RFAC Public Shares generally will equal the U.S. holder’s acquisition cost. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the RFAC Public Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the RFAC Public Shares may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Taxation of Redemption Treated as a Distribution.   If the redemption does not qualify as a sale of RFAC Public Shares, a U.S. holder will generally be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in RFAC Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the RFAC Public Shares as described under “— U.S. Holders — Gain or Loss on Redemption Treated as a Sale of RFAC Public Shares” above.
Dividends (including amounts treated as dividends paid pursuant to a redemption of RFAC Public Shares) that RFAC pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends (including constructive dividends paid pursuant to a redemption of RFAC Public Shares) treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends RFAC pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the RFAC Public Shares described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Information Reporting and Backup Withholding.   In general, information reporting requirements will generally apply to dividends (including constructive dividends paid pursuant to a redemption of RFAC Public Shares) paid to a U.S. holder and to the proceeds of the sale or other disposition of shares of RFAC Public Shares, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.
Non-U.S. Holders
Redemption of RFAC Public Shares.   Subject to the discussion of backup withholding and FATCA below, the characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s RFAC Public Shares pursuant to the redemption provisions described in the section entitled “Special Meeting of RFAC Stockholders — Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s RFAC Public Shares, as described under “U.S. Holders — Redemption of RFAC Public Shares” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders — Gain on Redemption Treated as a Sale of RFAC Public Shares” and “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution,” as applicable.
Gain on Redemption Treated as a Sale of RFAC Public Shares.   A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on a redemption treated as a sale of RFAC Public Shares unless:
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the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable); or

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the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
Taxation of Redemption Treated as a Distribution.   If the redemption does not qualify as a sale of RFAC Public Shares, a Non-U.S. holder generally will be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from RFAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of RFAC’s current and accumulated earnings and profits, will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in RFAC Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the RFAC Public Shares and will be treated as described under “Non-U.S. Holders — Gain on Redemption Treated as a Sale of RFAC Public Shares” above. In general, with respect to any distributions that constitute dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we or an applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate on an IRS Form W-8BEN or W-8BEN-E or other applicable documentation. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s RFAC Public Shares, the withholding agent might treat the redemption as a distribution subject to withholding tax. A Non-U.S. holder may generally obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the 30% U.S. federal withholding tax described above if such Non-U.S. holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding.   Payments of dividends (including constructive dividends received pursuant to a redemption of RFAC Public Shares) on RFAC Public Shares will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any payments of dividends on RFAC Public Shares paid to the Non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of RFAC Public Shares within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of RFAC Public Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes.   Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred as “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including amounts paid in redemption of RFAC Public Shares that are treated as dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds of RFAC Public Shares. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on the redemption of RFAC Public Shares.
IF YOU ARE A HOLDER OF SHARES OF RFAC CLASS A COMMON STOCK CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.
Material U.S. Federal Income Tax Consequences of the Business Combination
U.S. Holders
The SPAC Merger is intended to qualify as part of a Section 351 transaction and/or as a Section 368(a) reorganization. The parties to the Merger Agreement have agreed to report the SPAC Merger for all applicable tax purposes in a manner consistent with a Section 351 transaction and to the extent permitted by applicable law will report the SPAC Merger as a Section 368(a) reorganization. These positions are not free from doubt, and in particular the potential for the SPAC Merger to qualify as a Section 368(a) reorganization is subject to significant factual and legal uncertainties as there is an absence of guidance directly on point as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with investment-type assets, such as RFAC. For example, to qualify as a Section 368(a) reorganization, a transaction must satisfy certain requirements, including, among others, that the acquiring corporation continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). There are significant factual and legal uncertainties as to whether the SPAC Merger will satisfy these requirements and, in turn, qualify as a Section 368(a) reorganization. In addition, Section 368(a) reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the SPAC Merger, some of which are outside the control of RFAC and PubCo. For example, the requirements for Section 368(a) reorganization treatment could be affected by the magnitude of RFAC Class A Common Stock redemptions that occur in connection with the SPAC Merger and/or the amount of cash used to pay certain transaction expenses in connection with the Business Combination. Accordingly, the U.S. federal income tax treatment of the SPAC Merger is inherently uncertain. Due to these uncertainties, Winston & Strawn LLP is unable to opine on the qualification of the SPAC Merger as a Section 368(a) reorganization.
Subject to the qualifications, assumptions and limitations set forth under the heading “Certain U.S. Federal Income Tax Considerations,” including the discussion below regarding the potential application of

Section 367(a) of the Code to the SPAC Merger and in the U.S. federal income tax opinion filed as Exhibit 8.1, and based on customary tax representations obtained from certain parties to the Merger Agreement, it is the opinion of Winston & Strawn LLP, counsel to RFAC, that the SPAC Merger should qualify as part of a Section 351 transaction. The provisions of Section 351 of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the consummation of the Transactions that are beyond the control of RFAC and PubCo. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Transactions, one of the requirements for qualifying as a Section 351 transaction would be violated. The Closing of the Business Combination (including closing of the SPAC Merger) is not conditioned upon the receipt of, and, except as set forth in Exhibit 8.1, neither RFAC nor PubCo has received or sought, an opinion of counsel that the SPAC Merger qualifies as a Section 368(a) reorganization or as part of a Section 351 transaction, and neither RFAC nor PubCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the SPAC Merger), and the IRS or a court could take a different position from that described herein. U.S. Holders of RFAC Securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the SPAC Merger, including with respect to its qualification as part of a Section 351 transaction and/or as a Section 368(a) reorganization.
Conversion of an RFAC Public Right into RFAC Class A Common Stock.   No statutory, administrative or judicial authority directly addresses the treatment of instruments similar to the RFAC Public Rights for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. While we believe that a U.S. holder of RFAC Public Rights should not be required to recognize gain or loss upon the receipt of RFAC Class A Common Stock pursuant to the conversion of the RFAC Public Rights, no assurance can be given that the IRS or a court will agree with this treatment. If this treatment is respected, the tax basis of the share of RFAC Class A Common Stock acquired by a U.S. holder pursuant to the terms of the RFAC Public Rights should be equal to the U.S. holder’s tax basis in the relevant ten RFAC Public Rights with respect to which the share was issued. The holding period of such RFAC Class A Common Stock should begin on the day after the conversion of the RFAC Public Rights into such RFAC Class A Common Stock. U.S. holders of RFAC Public Rights that do not receive RFAC Class A Common Stock with respect thereto (because they hold fewer than ten RFAC Public Rights) should consult their tax advisers regarding their ability to claim a loss with respect to such non-converted RFAC Public Rights.
Unless the context indicates otherwise, the term “RFAC Public Shares,” as used in the remainder of this discussion, includes any shares of RFAC Class A Common Stock a U.S. holder receives upon the conversion of such holder’s RFAC Public Rights in connection with the consummation of the Business Combination.
U.S. Holders Exchanging Only RFAC Public Shares for PubCo Ordinary Shares.   A U.S. holder that owns only RFAC Public Shares but not RFAC Public Warrants and that exchanges such RFAC Public Shares for PubCo Ordinary Shares as a result of the SPAC Merger and related transactions generally should not recognize gain or loss. The aggregate tax basis of the PubCo Ordinary Shares received by such U.S. holder should be the same as the aggregate adjusted tax basis of the RFAC Public Shares exchanged therefor. The holding period of the PubCo Ordinary Shares received by such U.S. holder will include the period during which the shares of RFAC Public Shares exchanged therefor were held by such U.S. holder.
U.S. Holders whose RFAC Public Warrants Become PubCo Public Warrants.   RFAC and PubCo may decide to report the SPAC Merger as a reorganization under Section 368 of the Code. If the SPAC Merger is treated as a reorganization under Section 368 of the Code, a U.S. holder of RFAC Public Warrants that are converted to PubCo Public Warrants likely would not recognize gain or loss. The aggregate tax basis of the PubCo Public Warrants received by such U.S. holder should be the same as the aggregate adjusted tax basis of RFAC Public Warrants exchanged therefor. The holding period of the PubCo Public Warrants received by such U.S. holder will include the period during which RFAC Public Warrants exchanged therefor were held by such U.S. holder.
If the SPAC Merger and related transactions are treated as a transfer of property to a corporation under Section 351 of the Code but not as a reorganization under Section 368 of the Code, a U.S. holder that owns only RFAC Public Warrants but not RFAC Public Shares should recognize gain or loss upon the conversion of those RFAC Public Warrants to PubCo Public Warrants equal to the difference between the fair market value of the PubCo Public Warrants received and such U.S. holder’s adjusted tax basis in such U.S. holder’s RFAC Public Warrants. A U.S. holder’s tax basis in the PubCo Public Warrants received in the SPAC Merger will equal the fair market value of such PubCo Public Warrants. A U.S. holder’s holding period in the PubCo Public Warrants received in the SPAC Merger should begin on the day after the SPAC Merger.
If the SPAC Merger and related transactions are treated as a transfer of property to a corporation under Section 351 of the Code but not as a reorganization under Section 368 of the Code, the treatment of a U.S. holder that owns both RFAC Public Shares that are exchanged for PubCo Ordinary Shares and RFAC Public Warrants that are converted into PubCo Public Warrants in the Business Combination depends on whether the conversion of RFAC Public Warrants into PubCo Public Warrants in the Business Combination is treated as part of the transfer of property to a corporation under Section 351 of the Code or as a separate transaction. If the conversion of RFAC Public Warrants into PubCo Public Warrants is treated as a separate transaction, then the U.S. federal income tax treatment of the U.S. holder’s exchange of RFAC Public Shares for PubCo Ordinary Shares should be treated as described above under “— U.S. Holders Exchanging Only RFAC Public Shares for PubCo Ordinary Shares,” and the U.S. federal income tax treatment of the conversion of RFAC Public Warrants for PubCo Public Warrants should generally be treated as described in the previous paragraph.
If the conversion of RFAC Public Warrants into PubCo Public Warrants in the Business Combination is treated as part of the transfer of property to a corporation under Section 351 of the Code, a U.S. holder would generally be treated as transferring each of (i) its RFAC Public Shares and (ii) its RFAC Public Warrants for a combination of PubCo Ordinary Shares and PubCo Public Warrants received by such U.S. holder in the SPAC Merger. The PubCo Public Warrants received by such U.S. holder in the SPAC Merger would be allocated ratably between the RFAC Public Shares and the RFAC Public Warrants in proportion to their relative fair market values, and the U.S. holder would generally recognize gain (but not loss) with respect to each share of its RFAC Public Shares and each of its Warrants equal to the lesser of (i) the excess (if any) of the fair market value of such share or warrant over such U.S. holder’s tax basis in such share or warrant or (ii) the fair market value of such PubCo Public Warrants allocated to such share or warrant. Any loss realized by a U.S. holder would not be recognized. The holding period of the PubCo Ordinary Shares received by such U.S. holder should include the period during which the RFAC Public Shares exchanged therefor were held by such U.S. holder. A U.S. holder’s holding period in the PubCo Public Warrants received in the SPAC Merger should begin on the day after the SPAC Merger.
Gain, if any, described in the previous paragraphs that is recognized by a U.S. holder will generally be long-term capital gain to the extent it is allocated to exchanged RFAC Public Shares, or RFAC Public Warrants converted into PubCo Public Warrants, that were held by such U.S. holder for more than one year at the time of the Business Combination. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates under current law, but there are legislative proposals which, if enacted, could change this result, and it cannot be determined with certainty whether or not such proposals will be enacted. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the RFAC Public Shares described in this proxy statement/prospectus could toll a U.S. holder’s holding period.
Alternative Treatment of the Business Combination.   If the SPAC Merger and related transactions are not treated as a transfer of property to a corporation under Section 351 of the Code or as a reorganization under Section 368 of the Code, the Business Combination will generally be treated as a taxable exchange of RFAC Public Shares and/or RFAC Public Warrants for PubCo Ordinary Shares and/or PubCo Public Warrants. A U.S. holder of RFAC Public Shares and/or RFAC Public Warrants would generally recognize gain or loss in an amount equal to the excess of (i) the fair market value of the PubCo Ordinary Shares (and, if such holder also holds RFAC Public Warrants that convert into PubCo Public Warrants, the converted PubCo Public Warrants) received over (ii) such holder’s adjusted tax basis in such RFAC Public Shares (and RFAC Public Warrants, if any).
Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the RFAC Public Shares (and/or RFAC Public Warrants, as applicable) exceeded one year at the time of the SPAC Merger. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. It is unclear whether the redemption rights with respect to the RFAC Public Shares described in this proxy statement/prospectus could toll a U.S. holder’s holding period.
A U.S. holder’s holding period for the PubCo Ordinary Shares (and/or PubCo Public Warrants, as applicable) would begin on the day after the SPAC Merger and the U.S. holder’s tax basis in the PubCo Ordinary Shares and PubCo Public Warrants received in the exchange should equal the fair market value of such PubCo Ordinary Shares and PubCo Public Warrants at the time of the exchange.
U.S. holders of RFAC Public Shares or RFAC Public Warrants are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Business Combination, including with respect to its qualification as part of a tax-deferred transaction pursuant to Section 351 of the Code or, alternatively, as a “reorganization” under Section 368 of the Code.
Additional Requirements for Tax Deferral.   Section 367(a) of the Code and the Treasury regulations promulgated thereunder impose certain additional requirements for qualifying for nonrecognition of gain under Section 351 or Section 368 of the Code with respect to transactions where a U.S. person transfers stock or securities (or is deemed to transfer stock or securities) in a U.S. corporation to a foreign corporation in exchange for stock or securities in a foreign corporation. U.S. holders of RFAC Public Shares will be deemed to transfer shares of such stock to PubCo in exchange for PubCo Ordinary Shares for purposes of the rules under Section 367(a) of the Code.
In general, for the Business Combination to meet these additional requirements, certain reporting requirements must be satisfied and each of the following conditions must be met: (i) no more than 50% of both the total voting power and the total value of the stock of PubCo is received in the exchange, in the aggregate, by “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership); (ii) no more than 50% of each of the total voting power and the total value of the stock of PubCo is owned, in the aggregate, immediately after the exchange by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of RFAC; (iii) either (A) the U.S. holder is not a “five-percent transferee shareholder” (as defined in the Treasury regulations and computed taking into account direct ownership and ownership as a result of attribution rules) of PubCo or (B) the U.S. holder is a “five-percent transferee shareholder” of PubCo and enters into an agreement with the IRS to recognize gain on the transferred shares under certain circumstances; and (iv) the “active trade or business test” as defined in Treasury Regulations Section 1.367(a)-3(c)(3) is satisfied. The active trade or business test generally requires (A) PubCo, or any qualified subsidiary of PubCo, to be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the transfer and neither the transferors nor PubCo to have an intention to substantially dispose of or discontinue such trade or business and (B) the fair market value of PubCo to be at least equal to the fair market value of RFAC, as specifically determined for purposes of Section 367 of the Code, at the time of the transfer. It is currently expected that conditions (i) and (ii) will be met, and (iv) will be met as a result of the activities of the Company. As a result, it is expected that the SPAC Merger and related transactions will not be taxable under Section 367 of the Code on account of such conditions. It should be noted, however, that there is limited guidance regarding the application of these requirements to facts similar to the Business Combination. In addition, the determination of whether Section 367(a) of the Code will apply to holders of RFAC Public Shares and RFAC Public Warrants cannot be made until the Business Combination is completed. Accordingly, there can be no assurance that Section 367(a) of the Code will not apply to U.S. holders of RFAC Public Shares that participate in the Business Combination.
If the exchange of RFAC Public Shares and/or the conversion of RFAC Public Warrants pursuant to the Business Combination, taken together with the related transactions, would otherwise qualify for nonrecognition treatment under Section 351 of the Code or Section 368 of the Code, but it is determined that Section 367(a) of the Code applies, then a U.S. holder of RFAC Public Shares and/or RFAC Public Warrants would generally recognize gain with respect to each share of RFAC Public Shares or RFAC Public Warrant in an amount equal to the excess, if any, of (i) the fair market value of the PubCo Ordinary Shares and/or PubCo Public Warrants received over (ii) such holder’s adjusted tax basis in such share of RFAC Class A Common or RFAC Public Warrant. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the RFAC Public Shares (and/or RFAC

Public Warrants, as applicable) exceeded one year at the time of the SPAC Merger. Long-term capital gains recognized by a non-corporate U.S. holder generally would be eligible to be taxed at reduced rates. The U.S. holder would not recognize any loss in such holder’s RFAC Public Shares (and/or RFAC Public Warrants, if applicable) and would not be permitted to net any such losses against any gain recognized with respect to other shares of RFAC Public Shares (or RFAC Public Warrants, if any). It is unclear whether the redemption rights with respect to the RFAC Public Shares described in this proxy statement/prospectus could toll a U.S. holder’s holding period.
The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your tax advisor concerning the application of these rules to your exchange of RFAC Public Shares and/or deemed exchange of RFAC Public Warrants under your particular circumstances, including, if you believe you will be a “five percent transferee shareholder,” the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.
Information Reporting, Backup Withholding and Additional Reporting Requirements.   The information reporting and backup withholding requirements applicable to the sale or other taxable disposition of RFAC Public Shares, described above in “Material U.S. Federal Income Tax Considerations of the Redemption to the Holders of RFAC Public Shares — U.S. Holders — Information Reporting and Backup Withholding”, would apply to the Business Combination to the extent it results in a taxable exchange of RFAC Public Shares and/or RFAC Public Warrants (which would be treated similarly to RFAC Public Shares for this purpose).
Certain U.S. holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to PubCo. Substantial penalties may be imposed on a U.S. holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply.
Non-U.S. Holders
The U.S. federal income tax consequences of the Business Combination to Non-U.S. holders generally will correspond to the U.S. federal income tax consequences of the SPAC Merger to U.S. holders, as described under “— Tax Consequences of the Business Combination — U.S. Holders” above, although to the extent the Business Combination results in a taxable exchange of RFAC Public Shares or RFAC Public Warrants, the consequences would be similar to those described above under the heading “Material U.S. Federal Income Tax Considerations of the Redemption to the Holders of RFAC Public Shares — Non-U.S. Holders — Gain on Redemption Treated as a Sale of RFAC Public Shares” and “Material U.S. Federal Income Tax Considerations of the Redemption to the Holders of RFAC Public Shares — Non-U.S. Holders — Information Reporting and Backup Withholding” for a Non-U.S. holder’s gain on the redemption of RFAC Public Shares and the related information reporting and backup withholding requirements.
Tax Consequences to Ownership and Disposition of PubCo Ordinary Shares and PubCo Public Warrants
U.S. Holders
Dividends and Other Distributions on PubCo Ordinary Shares.   Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on PubCo Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of PubCo’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its PubCo Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the PubCo Ordinary Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares and PubCo Public Warrants.” The amount of any such distribution will include any amounts withheld, if any, by us (or another applicable withholding agent). It is not expected that PubCo will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

Amounts treated as dividends that PubCo pays to a U.S. holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. holders, under tax laws currently in effect and subject to certain exceptions described below, dividends generally will be taxed at the lower applicable long-term capital gains rate only if PubCo Ordinary Shares are readily tradable on an established securities market in the United States or PubCo is eligible for benefits under an applicable tax treaty with the United States, and, in each case, PubCo is not treated as a PFIC with respect to such U.S. holder at the time the dividend was paid or in the preceding year and is not a “surrogate foreign corporation” (as described above under “— Treatment of PubCo as a ‘Surrogate Foreign Corporation’ for U.S. Federal Income Tax Purposes”), and provided certain holding period requirements are met. United States Treasury Department guidance indicates that PubCo Ordinary Shares, which are intended to be listed on the Trading Market, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that PubCo Ordinary Shares will be considered readily tradable on an established securities market in later years or that PubCo will be eligible for the benefits of such a treaty. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” for purposes of investment interest deduction limitations will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. holder. The rules governing foreign tax credits are complex and U.S. holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares and PubCo Public Warrants.   Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of PubCo Ordinary Shares or PubCo Public Warrants, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Public Warrant (determined as described above or below). A U.S. holder’s adjusted tax basis in the Ordinary Shares received in exchange for RFAC Public Shares and in the PubCo Public Warrants converted from RFAC Public Warrants is described above under “— Material U.S. Federal Income Tax Consequences of the Business Combination — U.S. Holders”.
Any gain or loss recognized on the sale, exchange or other taxable disposition of PubCo Ordinary Shares or PubCo Public Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such PubCo Ordinary Shares or PubCo Public Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.
Any gain or loss recognized on the sale, exchange or other taxable disposition of PubCo Ordinary Shares or PubCo Public Warrants generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. holder.
Exercise, Lapse or Redemption of PubCo Public Warrants.   Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a PubCo Public Warrant, a U.S. holder generally will not recognize taxable gain or loss on the exercise of a PubCo Public Warrant. The U.S. holder’s tax basis in the PubCo Ordinary Share received upon exercise of a PubCo Public Warrant generally will be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the PubCo Public Warrant and the exercise price of such PubCo Public Warrant. A U.S. holder’s adjusted tax basis in a PubCo Public Warrant that was converted from a RFAC Public Warrant is described under “— Material U.S. Federal Income Tax Consequences of the Business Combination — U.S. Holders”. It is unclear whether the U.S. holder’s holding period for the PubCo Ordinary Shares received upon exercise of the PubCo Public Warrants will begin on the date following the date of exercise or on the date of exercise of the PubCo Public Warrants; in either case, the holding period will not include the period during which the U.S. holder held the PubCo Public Warrants. If a PubCo Public Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the PubCo Public Warrant.
The tax consequences of a cashless exercise of a PubCo Public Warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Public Warrants. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the PubCo Ordinary Shares will commence on the date following the date of exercise or on the date of exercise of the PubCo Public Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Ordinary Shares would include the holding period of the PubCo Public Warrants.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered a number of PubCo Public Warrants having an aggregate fair market value equal to the exercise price for the total number of PubCo Public Warrants to be exercised, and the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the PubCo Public Warrants deemed surrendered and the U.S. holder’s tax basis in such PubCo Public Warrants. In that case, a U.S. holder’s tax basis in the PubCo Ordinary Shares received would equal the sum of the U.S. holder’s tax basis in the PubCo Public Warrants exercised and the exercise price of such PubCo Public Warrants. It is unclear whether a U.S. holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the PubCo Public Warrants; in either case, the holding period would not include the period during which the U.S. holder held the PubCo Public Warrants. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. holder’s gain or loss would be short-term.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the PubCo Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
If PubCo redeems PubCo Public Warrants for cash pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Description of PubCo Securities — Warrants” or if PubCo purchases public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares and PubCo Public Warrants.”
Possible Constructive Distributions.   The terms of each PubCo Public Warrant provide for an adjustment to the number of PubCo Ordinary Shares for which the PubCo Public Warrant may be exercised or to the exercise price of the PubCo Public Warrant in certain events, as discussed in the section of this proxy statement/prospectus entitled “Description of PubCo Securities — Warrants — Public Stockholders’ Warrants — Anti-Dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. holder of the PubCo Public Warrants would be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases PubCo Public Warrant holders’ proportionate interest in PubCo assets or earnings and profits (e.g., through an increase in the number of PubCo Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of PubCo Ordinary Shares which is taxable to such holders as described under “Dividends and Other Distributions on PubCo Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the PubCo Public Warrants received a cash distribution from PubCo equal to the fair market value of such increased interest.
Passive Foreign Investment Company Rules.   Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if PubCo is treated as a passive foreign investment company (a “PFIC”) for any taxable year during which the U.S. holder holds PubCo Ordinary Shares or PubCo Public Warrants. A non-U.S. corporation, such as PubCo, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For purposes of the PFIC income test and asset test described above, if PubCo owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, PubCo will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.
Whether PubCo is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of PubCo’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year and, thus, is subject to change. Accordingly, no assurance can be provided with respect to the status of PubCo as a PFIC for its taxable year that includes the date of the SPAC Merger or in a future taxable year. PubCo’s U.S. counsel expresses no opinion with respect to its PFIC status for any taxable year.
If PubCo is a PFIC for any taxable year during which a U.S. holder owns PubCo Ordinary Shares or PubCo Public Warrants and the U.S. holder did not make the QEF or mark to market elections discussed below (including if such elections are not available), PubCo or such non-U.S. subsidiary generally will continue to be a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder owns PubCo Ordinary Shares or PubCo Public Warrants, even if it ceases to meet the thresholds set forth under the asset test or the income test above, unless the U.S. holder makes a “deemed sale” election with respect to its PubCo Ordinary Shares. If a U.S. holder makes a “deemed sale” election, it will be deemed to have sold PubCo Ordinary Shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following paragraphs. After the deemed sale election, so long as PubCo does not become a PFIC in a subsequent taxable year, PubCo Ordinary Shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” it receives from PubCo or any gain from an actual sale or other disposition of PubCo Ordinary Shares. U.S. holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if PubCo is and then ceases to be a PFIC and such an election becomes available.
If PubCo is a PFIC for any taxable year during which a U.S. holder holds PubCo Ordinary Shares, then, unless the U.S. holder makes either an applicable PFIC election (or elections), as further described below, for the first taxable year and each subsequent taxable year of PubCo in which it was treated as a PFIC, such U.S. holder generally will be subject to special adverse tax rules with respect to any “excess distribution” that it receives and any gain that it recognizes from a sale or other disposition, including certain pledges, of PubCo Ordinary Shares. For this purpose, distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for PubCo Ordinary Shares will be treated as an excess distribution. Under these rules:
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the excess distribution or recognized gain will be allocated ratably over the U.S. holder’s holding period for PubCo Ordinary Shares;

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the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. holder’s holding period prior to the first taxable year in which PubCo was treated as a PFIC, will be treated as ordinary income; and

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the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If PubCo is a PFIC for any taxable year during which a U.S. holder holds PubCo Ordinary Shares and any of PubCo’s non-U.S. subsidiaries or other corporate entities in which PubCo owns equity interests is also a PFIC, the U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity classified as a PFIC (each such entity, a lower-tier PFIC). Rules similar to those described above and below would apply to such shares. There can be no assurance that any of PubCo’s non-U.S. subsidiaries will not be classified as a PFIC for any taxable year. U.S. holders should consult their own tax advisor regarding the application of the PFIC rules to PubCo’s lower-tier PFICs (if any).
In general, if PubCo is determined to be a PFIC, a U.S. holder may avoid the adverse PFIC tax consequences described above in respect of PubCo Ordinary Shares (but not PubCo Public Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of PubCo’s (and any lower-tier PFICs’) net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. holder in which or with which PubCo’s taxable year ends and each subsequent taxable year. A U.S. holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
If a U.S. holder has made a QEF election with respect to its PubCo Ordinary Shares (and any lower-tier PFICs), and the excess distribution rules discussed above do not apply to such shares (because a timely QEF election for PubCo (and each lower-tier PFIC) was made in its first taxable year as a PFIC in which the U.S. holder holds (or is deemed to hold) such shares or a purge of the PFIC taint was made pursuant to a purging election, such as the deemed sale election as described above), any gain recognized on the sale of PubCo Ordinary Shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. U.S. holders should consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances. As discussed above, if PubCo is a PFIC for any taxable year, a U.S. holder of PubCo Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of PubCo’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such U.S. holder. The tax basis of a U.S. holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if PubCo is not a PFIC for any taxable year, such U.S. holder will not be subject to the QEF inclusion regime with respect to PubCo Ordinary Shares for such a taxable year.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. In order to make a QEF election, a U.S. holder must receive a PFIC Annual Information Statement from PubCo (or the lower-tier PFIC, if applicable), which includes information about PubCo’s (or the lower-tier PFIC’s) ordinary earnings and net capital gain.
If PubCo determines that it was, or could reasonably be deemed to have been, a PFIC for any taxable year, PubCo will endeavor to provide, and cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders upon request of such information with tax information necessary to enable a U.S. holder to make a QEF election with respect to PubCo and its non-U.S. subsidiaries, including a PFIC Annual Information Statement. However, there is no assurance that PubCo or its non-U.S. subsidiaries will have timely knowledge of status as a PFIC in the future or of the required information to be provided.
A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
Alternatively, if PubCo is a PFIC and PubCo Ordinary Shares constitute “marketable stock,” a U.S. holder may avoid the adverse PFIC tax consequences discussed above if such U.S. holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) PubCo Ordinary Shares and each subsequent taxable year. Such U.S. holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of such year over its adjusted basis in its PubCo Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its PubCo Ordinary Shares over the fair market value of its PubCo Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its PubCo Ordinary Shares will be treated as ordinary income.
Currently, a mark-to-market election may not be made with respect to PubCo Public Warrants. Also, because a mark-to-market election cannot be made for any lower-tier PFICs that PubCo may own, if PubCo were a PFIC for any taxable year, a U.S. holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. holder’s indirect interest in any subsidiaries of PubCo that are PFICs.
The mark-to-market election is available only for “marketable stock” — generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Trading Market (on which PubCo Ordinary Shares are intended to be listed). If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless PubCo Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to PubCo Ordinary Shares under their particular circumstances.
The application of the PFIC rules to PubCo Public Warrants is unclear. Proposed Treasury regulations issued under the PFIC rules generally treats an “option” (which would include a PubCo Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury regulations issued under the PFIC rules provides that the QEF election does not apply to options and no mark-to-market election (discussed above) is currently available with respect to options. Therefore, if the proposed Treasury regulations are finalized in their current form, U.S. holders of PubCo Public Warrants would be subject to the PFIC rules described above, but would not be able to make any PFIC elections with respect to PubCo Public Warrants.
However, a U.S. holder may make a QEF election with respect to a PubCo Ordinary Share acquired upon the exercise of a PubCo Public Warrant and a QEF election previously made with respect to PubCo Ordinary Shares will apply to PubCo Ordinary Shares newly acquired upon exercise of a PubCo Public Warrant. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired PubCo Ordinary Shares (which under proposed regulations, will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held PubCo Public Warrants), unless the U.S. holder makes a purging election under the PFIC rules (such as the deemed sale election discussed above). U.S. holders should consult with their own tax advisors regarding the application of the PFIC rules to PubCo Public Warrants.
A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder may have to file an IRS Form 8621(Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the purging, QEF, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of PubCo Ordinary Shares and PubCo Public Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to PubCo securities under their particular circumstances.
Information Reporting, Backup Withholding and Additional Reporting Requirements.   Dividend payments with respect to the PubCo Ordinary Shares and proceeds from the sale, exchange or redemption of the PubCo Ordinary Shares or PubCo Public Warrants may be subject to information reporting filed with the IRS unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.
Certain U.S. holders (and to the extent provided in IRS guidance, certain individual Non-U.S. holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to PubCo Ordinary Shares or PubCo Public Warrants, subject to certain exceptions (including an exception for PubCo Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold PubCo Ordinary Shares or PubCo Public Warrants. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of PubCo Ordinary Shares or PubCo Public Warrants.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” (Foreign Account Tax Compliance Act) impose withholding of 30% on payments of dividends (including constructive dividends) on RFAC Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations. Holders should consult their tax advisors regarding the effects of FATCA on their investment in RFAC Securities.
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE DISPOSITION OF RFAC CLASS A SHARES AND RFAC PUBLIC WARRANTS IN CONNECTION WITH THE BUSINESS COMBINATION, AND OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES AND PUBCO PUBLIC WARRANTS INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

DESCRIPTION OF PUBCO SECURITIES
References in this section to “we,” “us,” or “our” are to PubCo, except where the context requires otherwise.
We are a Cayman Islands company incorporated with limited liability and our affairs are governed by the provisions of the PubCo Charter, as amended and restated from time to time, and by the provisions of applicable Cayman Islands law, including the Companies Act and the common law of the Cayman Islands.
Our company registration number in the Cayman Islands is 403942. As provided in the PubCo Charter, subject to Cayman Islands law, we have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
The following description summarizes certain terms of our shares as set out more particularly in the form of PubCo Charter attached to this proxy statement/prospectus as Annex B. Because it is only a summary, it may not contain all the information that is important to you. We urge you to read the applicable provisions of Cayman Islands law and the PubCo Charter carefully and in their entirety because they describe your rights as a holder of PubCo Ordinary Shares.
Authorized Shares
The authorized shares of PubCo consist of US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 each, of which one PubCo Ordinary Share is issued and outstanding. Upon completion of the Business Combination, it is anticipated that [•] PubCo Ordinary Shares will be issued and outstanding.
Register of Members
Under the Companies Act, shares in PubCo are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members will be maintained by our transfer agent Continental Stock Transfer & Trust Company. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of PubCo, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the Cayman Islands Court for an order that the register be rectified, and the Court may either refuse the application or order the rectification of the register, and may direct PubCo to pay all costs of the application and any damages the applicant may have sustained.
PubCo Ordinary Shares
The following summarizes the rights of holders of our PubCo Ordinary Shares:
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each holder of PubCo Ordinary Shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

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the holders of our PubCo Ordinary Shares are entitled to dividends and other distributions, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to the PubCo Charter, all dividends unclaimed for three years after having been declared shall be forfeited and shall revert to PubCo; and

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upon our liquidation, dissolution or winding up, the holders of PubCo Ordinary Shares will be entitled to share ratably, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Preference Shares
The rights, preferences and privileges of PubCo Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of any other class of shares that we may designate in the future having such rights as specified by the board of directors pursuant to the resolution of directors approving the creation of such class of shares. The directors shall not require any approval of the shareholders or any class of shareholders in respect of the creation or issuance of preference shares and the related amendment to the PubCo Charter.

Preemption
Holders of PubCo Ordinary Shares do not have any preemptive or other rights to subscribe for additional shares pursuant to the PubCo Charter.
Shareholders’ Meetings
The following summarizes certain relevant provisions of Cayman Islands law and the PubCo Charter in relation to our shareholders’ meetings:
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the directors of PubCo may convene meetings of shareholders at such times and in such manner and places within or outside the Cayman Islands as the directors consider necessary or desirable; provided that at an annual general meeting must be held each year such that that the maximum period between such annual general meetings shall not exceed fifteen (15) months.

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our shareholders holding not less than twenty percent (20%) in par value of the issued shares which as at that date carry the right to vote at general meetings shall have the ability to requisition a general meeting.

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the directors convening a meeting must give not less than ten days’ clear notice of the proposed meeting;

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a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

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no business may be transacted at a general meeting unless a quorum is present. A quorum is those shareholders present in person or by proxy or by a duly authorised representative holding shares entitled to vote on the business to be transacted which represent not less than one-third of all votes, unless PubCo has only one shareholder in which case that shareholder alone constitutes a quorum

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an ordinary resolution of shareholders is passed by a simple majority of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the PubCo and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled by the PubCo Chrter.

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a special resolution of shareholders is passed by a majority of not less than two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of PubCo of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled;

The PubCo Charter do not permit the adoption by the shareholders of resolutions in writing. A shareholder resolution must be passed at a meeting of the shareholders.
Shareholders have no general right under the PubCo Charter to bring business before a general meeting of PubCo, save in the case of any shareholders right to requisition a general meeting provided the minimum shareholder requirement is met.
Appointment of Directors
Directors are appointed by ordinary resolution of the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class must be as nearly equal as possible. The first Class I Directors shall stand elected for a term expiring at PubCo’s first annual general meeting, the first Class II Directors shall stand elected for a term expiring at PubCo’s second annual general meeting and the first Class III Directors shall stand elected for a term expiring at PubCo’s third annual general meeting. Commencing at PubCo’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected by shareholder resolution for a term of office to expire at the third succeeding annual general meeting after their election. In the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors may be filled by the vote of a majority of the remaining directors then in office, provided that any director so appointed in this manner shall retire at the next annual general meeting after his appointment and be eligible to stand for election as a director at such meeting. A director may be removed from office by an ordinary resolution of the shareholders or by notice in writing signed by not less than three-fourths of all the Directors in number. A director may otherwise cease to hold office in accordance with the provisions of the PubCo Charter.
Shareholder Suits
In principle, PubCo will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
The rights of RFAC Stockholders are currently governed by Delaware law and the RFAC Charter. At the effective time of the SPAC Merger, the RFAC Stockholders will automatically receive PubCo Ordinary Shares. Accordingly, after the Business Combination, the rights of the holders of PubCo Ordinary Shares will be governed by Cayman Islands law and PubCo Charter. The following discussion summarizes material differences between the current rights of holders of RFAC Common Stock under the DGCL and the RFAC Charter and bylaws and the rights of the holders of PubCo Ordinary Shares under Cayman Islands law and the PubCo Charter following the Closing.
The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or the Trading Market rules, many of which are similar to, or have an effect on, matters described herein under Delaware or Cayman law. Such rights or obligations generally apply equally to shares of RFAC Common Stock and PubCo Ordinary Shares.
This summary is not intended to be a complete discussion of the respective rights of RFAC Stockholders and PubCo shareholders and may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the DGCL, the Merger Agreement, and the RFAC Charter and PubCo Charter, which we urge you to read carefully and in their entirety. RFAC and PubCo urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL, the Merger Agreement, and the other documents to which we refer to in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a PubCo shareholder and the rights of a RFAC Stockholder. RFAC has filed its governing documents with the SEC and will send copies of these documents to you, without charge, upon your request. See the section titled “Where You Can Find More Information.”
Provision	RFAC	PubCo
Authorized Capital	(a) 401,000,000 shares of common stock, $0.0001 par value per share, including (i) 380,000,000 shares of RFAC Class A Common Stock and (ii) 20,000,000 shares of RFAC Class B Common Stock, and (b) 1,000,000 shares of preferred stock, $0.0001 par value per share.	500,000,000 ordinary shares, par value $0.0001 per share. Upon completion of the Business Combination, all issued and outstanding shares will be of one class.
Preferred (Preference) Shares	The RFAC Governing Documents empowers the RFAC Board to, by resolution, create and issue one or more series of preferred stock and, with respect to such series, determine the number of shares constituting the series and the designations and the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of the series.	The PubCo Charter empowers the PubCo Board to divide the authorized shares into one or more classes with differing rights, restrictions, powers and preferences as the PubCo Board shall determine and to issue the same in accordance with the PubCo Charter and any exchange rules that may apply.
Amendments to Organizational Documents (i.e., PubCo Charter and RFAC Charter)	RFAC reserves the right to amend alter, change or repeal any provision contained in the RFAC Charter (other than provisions relating to business combination requirements) by a majority vote	The PubCo Charter may be amended by a special resolution which requires the approval of a majority of not less than two-thirds of the shares represented at a meeting and

Provision	RFAC	PubCo
	of holders of RFAC Common Stock entitled to vote thereon, subject to applicable law or applicable stock exchange rules.	entitled to vote.
The RFAC Board has the power to adopt, amend, alter or repeal the RFAC Bylaws with the affirmative vote of a majority of the RFAC Board. The RFAC Bylaws also may be adopted, amended, altered or repealed by RFAC Stockholders; provided, however, that in addition to any vote of the holders of any class or series of RFAC Capital Stock required by applicable law or the RFAC Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of RFAC Capital Stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the RFAC Bylaws; and provided, further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board.
Voting Rights	Holders of RFAC Common Stock shall exclusively possess all voting power with respect to RFAC.	Holders of PubCo Ordinary Shares possess all voting power with respect to PubCo.
	Holders of shares of RFAC Common Stock are entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the RFAC Common Stock are entitled to vote.	Holders of PubCo Ordinary Shares are entitled to one vote for each matter put before a meeting.
At any annual or special meeting of RFAC Stockholders, holders of RFAC Class A Common Stock and holders of RFAC Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the

Provision	RFAC	PubCo
stockholders. Notwithstanding the foregoing, except as otherwise required by Delaware law or the RFAC Charter (including any preferred share designation), holders of shares of any series of RFAC Common Stock shall not be entitled to vote on any amendment to the RFAC Charter (including any amendment to any preferred share designation) that relates solely to the terms of one or more outstanding series of preferred shares or other series of RFAC Common Stock if the holders of such affected series of preferred shares or RFAC Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Delaware law or the RFAC Charter.
Redemption and Repurchases of Shares; Treasury Shares
Pursuant to Delaware law, shares may be repurchased or otherwise acquired, subject to the solvency restrictions of Delaware law, and except that shares subject to redemption at the option of RFAC may not be repurchased at a price which exceeds the price at which they could then be redeemed.
Pursuant to Delaware law, RFAC may hold or sell treasury shares.

Under the Companies Act, shares may be redeemed or repurchased out of (a) profits, (b) share premium (subject to the statutory solvency test), (c) the proceeds of a fresh issuance of shares made for that purpose, or (d) capital, provided that payments out of capital are subject to the statutory solvency test and must be specifically authorized by a company’s articles of association.
Ordinary Shares are not redeemable, but under the PubCo Charter, the PubCo Board may determine to repurchase shares on such terms as the board of directors determines or agrees with the relevant shareholder. No shareholder approval is required under the PubCo Charter. Any Ordinary Shares that have been repurchased may be held or sold as treasury shares pursuant to, and in accordance with, the PubCo Charter.

Shareholder/Stockholder Written Consent	Any action required or permitted to be taken by RFAC	The PubCo Charter does not permit action by written consent

Provision	RFAC	PubCo
	Stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to RFAC Class B Common Stock, with respect to which action may be taken by written consent.	of shareholders in lieu of a meeting.
Notice Requirements for Shareholder/Stockholder Nominations and Other Proposals	As permitted (but not required) by Delaware law, the RFAC Bylaws provide that, in general, to bring a matter before an annual meeting of stockholders or to nominate a candidate for election as a director, a stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The RFAC Bylaws provide that in the event the date of the annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, such stockholder notice must be delivered not less than 90 days and not more than 120 days prior to such annual meeting or, in the case of a special meeting called for the purpose of electing directors, not later than the 10th day following the day on which public announcement of the date of such meeting is first made by RFAC.	There is no equivalent provision in the PubCo Charter.
Meeting of Shareholders/ Stockholders – Notice	As required by Delaware law, the RFAC Bylaws require not less than 10 days’ nor more than 60 days’ notice of a meeting of stockholders to be provided to stockholders, unless Delaware law provides for a different period.	As required by the PubCo Charter, at least 10 “clear” days notice must be given of any meeting of shareholders. A “clear” day means the period excluding the day on which the notice is given, or deemed to be given, and the day the notice is received, or deemed received.
Meeting of Shareholders/ Stockholders – Call of Meeting	Special meetings of RFAC Stockholders may be called only by the chairman of the RFAC Board or the RFAC Board	The Directors may convene a general meeting of the Company whenever the Directors think fit, and must do so if required to do

Provision	RFAC	PubCo
	pursuant to a resolution adopted by three-quarters of the RFAC Board. The ability of RFAC Stockholders to call a special meeting is specifically denied.	so pursuant to a valid shareholders’ requisition. Shareholders holding not less than twenty percent (20%) in par value of the issued Ordinary Shares shall have the right to require the PubCo Board to hold a general meeting within 60 days from the date of the despoit of the requisition request. If the PubCo Board does not within sixty (60) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of PubCo, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 day period.
Meeting of Shareholders/ Stockholders – Quorum
Pursuant to Delaware law, the RFAC Charter or bylaws may specify the number of shares required to constitute a quorum at a meeting of stockholders, but in no event may a quorum consist of less than one-third of shares entitled to vote at a meeting of stockholders.
Under the RFAC Bylaws, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at meeting of stockholders is required to constitute a quorum. Also under the RFAC Bylaws, if a quorum is absent at a meeting of stockholders, the chairman of the meeting is able to adjourn the meeting. Notice will not need to be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be

Pursuant to the PubCo Charter, a quorum is not less than one-third of the votes attaching to issued Ordinary Shares and entitled to vote at the meeting, unless there is only one shareholder in which case that shareholder alone constitutes a quorum.
If a quorum is not present after 30 minutes from the start of the meeting, the meeting (i) will be adjourned to the same day and time the following week or to such date and time as the board shall determine, and (ii) will be dissolved if if convened upon the requisition of shareholders.
New notice will be required to be given if the meeting is adjourned for 30 days or more.

Provision	RFAC	PubCo
present in person or by proxy and vote at such adjourned meeting are announced at the meeting from which the adjournment is taken. If the adjournment is for more than thirty days, however, a notice of the adjourned meeting will be required to be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for the stockholders entitled to vote is fixed for the adjourned meeting, the RFAC Board will be required to fix a new record date for notice of the adjourned meeting and give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Meeting of Shareholders/ Stockholders – Record Date	Pursuant to Delaware law, the record date for determining the stockholders entitled to notice of any meeting of stockholders will be as fixed by the board of directors, but may not precede the date on which the resolution fixing the record date is adopted by the board of directors and may not be more than 60 days nor less than 10 days before the date of such meeting of stockholders. If the board of directors so fixes a date, such date will also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting will be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining the stockholders entitled to notice of and to vote at a meeting of stockholders will be the close of business on the day next preceding the day on	The PubCo Charter does not specify time deadlines for establishment of a record date for voting. The PubCo Board may fix in advance or arrear a date as the record date for any such determination of shareholders entitled to notice of or to vote at a general meeting, and the PubCo Board may close the register of members for share transfers for a period not exceeding 30 days . If no record date is fixed, the date on which notice of the meeting is sent shall be the record date.

Provision	RFAC	PubCo
which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
Directors – Election/Appointment	Subject to the rights of the holders of one or more series of preferred shares, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred shares, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.	Directors are elected by an ordinary resolution (which is a simple majority threshold).
Directors – Term	The RFAC Board is divided into three classes as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of RFAC following the effectiveness of the RFAC Charter, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of RFAC following the effectiveness of the RFAC Charter and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of RFAC. If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.	The PubCo Board is divided into three classes as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors shall expire at the first annual general meeting of the shareholders of PubCo following the effectiveness of the PubCo Charter, the term of the initial Class II Directors shall expire at the second annual general meeting of the shareholders of PubCo following the effectiveness of the PubCo Charter and the term of the initial Class III Directors shall expire at the third annual general meeting of the shareholders of PubCo. If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office until the next annual general meeting, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.
Directors – Removal	Any or all of the directors may be removed from office at any time, but only for “cause” (as defined	Directors may be removed with or without cause by the vote of an ordinary resolution. Directors

Provision	RFAC	PubCo
	in the RFAC Governing Documents) and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of RFAC Capital Stock, voting together in a single class; provided, however, for so long as any shares of RFAC Class B Common Stock shall remain outstanding, a director may not be removed for cause without the affirmative vote or written consent of the holders of a majority of the shares of RFAC Class B Common Stock then outstanding, voting separately as a single class.	may also be removed by notice in writing signed by not less than three-fourths of all the Directors in number and may otherewise cease to hold office in any other manner provided for in the PubCo Charter.
Directors – Vacancy	Any vacancies on the RFAC Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by RFAC Stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.	The PubCo Board has the power to appoint a person to fill a vacancy or as an addition to the PubCo Board, subject to the total number of directors not exceeding any limitation on the number of directors. Any such director must stand for election at the next annual general meeting of shareholders.
Directors – Number
Under Delaware law, the number of directors is fixed by or in the manner provided in the bylaws unless fixed by the RFAC Charter and if fixed by the RFAC Charter, the number may be changed only by amendment to the RFAC Charter.
Under the RFAC Governing Documents, the RFAC Board must consist of one or more directors and the number of directors is to be fixed from time to time exclusively by resolution of the RFAC Board.
Under the PubCo Charter, the number of directors shall be established from time to time by ordinary resolution. Unless otherwise determined, the Board shall consist of not less than two members with no maximum. Upon close of the Business Combination, PubCo’s Board will have seven (7) directors.

Provision	RFAC	PubCo
Directors – Quorum and Vote Requirements
As permitted by Delaware law, the RFAC Bylaws provide that the presence of the directors entitled to cast a majority of the votes of the whole RFAC Board constitutes a quorum.
Except where applicable law or the RFAC Governing Documents otherwise provide, a majority of the votes cast by the directors present at a meeting at which there is a quorum will constitute action by the RFAC Board.
Under PubCo’s Charter, all matters brought to the vote of the Board shall be decided by a simple majority. In the case of an equality of votes, the chairman shall have a second or casting vote. The quorum may be fixed by the PubCo, and unless so fixed shall be two (2) if there are two or more Directors, and shall be one if there is only one Director.
Director – Alternates	Under Delaware law, directors may not act by proxy.
Directors and Officers – Fiduciary Duties
Under Delaware law:
•
Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders.

•
Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

•
Decisions made by directors on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and all of its stockholders will be protected by the “business judgment rule.”

Under the PubCo Charter, any Director may appoint an alternate or a proxy.
As a matter of Cayman Islands law, the duties of a director primarily derive from common law, the Companies Act, and the articles of association of a company.

Under common law principles that will be applied by the Cayman Islands courts, directors have fiduciary duties, including: (a) the duty to act honestly and in good faith in what he or she considers are the best interests of the company (generally meaning the interests of the shareholders as a whole); (b) the duty of loyalty and to avoid actual or potential conflicts of interest arising between his or her duties to the company and his or her personal interest (subject to the caveat that the articles of association may authorize conflicts that have been disclosed to the other directors); (c) a duty to exercise his or her powers as a director under the Companies Act and the articles of association of the company only for the purposes for which they are conferred and not for a collateral or improper purpose;

Provision	RFAC	PubCo

and (d) a duty not to fetter his or her exercise of future discretion as a director.
Directors also have a common law duty to act with care, diligence and skill in the performance of his or her role. The duties of care, diligence and skill of a director of a Cayman Islands company are generally determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.
The Companies Act contains certain statutory duties, including: (a) the duty not to pay or make any distribution to shareholders out of capital or share premium unless a company is able to pay its debts as they fall due following such payment; and (b) the duty to maintain certain statutory registers and proper books and records.
A director must also act in accordance with any specific duties set forth in the articles of association from time to time.
A director who fails to perform their Cayman Islands common law duties may be personally liable for financial compensation to the aggrieved party, the restoration of the company’s property, or for the payment to the company of any profits made in breach of the director’s duty.
In addition, a director who fails to perform their duties under the Companies Act may be personally liable to a statutory fine and/or imprisonment of varying severity depending on the nature of the duty breached. This liability is in addition to any liability the company itself may be subject to.

Provision	RFAC	PubCo
A Cayman Islands company may, however, include a provision in its articles of association (and may in addition enter into a separate contractual arrangement with a director) indemnifying a director against all losses and costs suffered by such director as a consequence of performance of his or her role as such, and exculpating a director from any liability to the company itself, including in circumstances where such director is in breach of his or her duties (provided that there has been no willful neglect, wilful default, fraud, dishonesty or criminal act on the part of the director). A Cayman Islands company may also purchase insurance for directors and certain other officers against liability incurred as a result of any negligence, default, breach of duty or breach of trust in relation to the company. Please see “Director — Indemnification; Indemnification Insurance’’ below.
Director – Indemnification; Indemnification Insurance
A summary of indemnification of officers and directors under Delaware law, the RFAC Governing Documents and director indemnification agreements is discussed below following this table of comparison.
A Delaware corporation may purchase insurance in relation to any person who is or was a director or officer of the corporation.

The PubCo Charter provides that every current and former director and officer shall be indemnified to the fullest extent permitted by law, except where the liability has arisen as a result of the actual fraud or wilful default of such person. PubCo must also advance reasonable legal fees and costs provided that the indemnified person undertakes to repay such amounts if it is determined that the individual was not entitled to be indemnified.
Pubco may purchase insurance for the purpose of providing this indemnification.

Sale of Assets	Pursuant to Delaware law, the sale of all or substantially all the assets of RFAC requires approval by the RFAC Board and the stockholders holding at least a majority of the outstanding	Under Cayman Islands law, generally speaking, shareholder approval is not required for the disposal of assets of an exempted company.

Provision	RFAC	PubCo
shares of stock entitled to vote thereon.
Dissolution/Winding Up	Under Delaware law, the dissolution of a corporation requires either (1) the approval of the board of directors and at least a majority of the outstanding stock entitled to vote thereon or (2) the approval of all of the stockholders entitled to vote thereon.
Under the Cayman Companies Act, a voluntary liquidation may be commenced by the shareholders of a company if a special resolution is passed to that effect. The directors are then required to swear a declaration of the company’s solvency within 28 days of the voluntary liquidation resolution being passed. If the directors are unable to do so, the voluntary liquidator appointed by the voluntary liquidation resolution will apply to the Cayman Islands courts for a supervision order and the liquidation will proceed under the supervision of the Cayman Islands courts.
In addition, any shareholder who has held shares for at least six months (or any lesser period if the shares are held following transmission on death of a former shareholder) is entitled to petition the Cayman Islands courts to make a winding up order. A Cayman Islands court may make a winding up order if it is of the opinion that it is just and equitable that the company should be wound up. However, where a shareholder has contractually agreed not to present a petition for winding up against a company, the Companies Act provides that the Cayman Islands courts shall dismiss any petition for winding up by that shareholder.

Dissenters’/Appraisal Rights	A stockholder may dissent and obtain fair value of shares in connection with certain mergers and consolidations.
The Companies Act does not specifically provide for any appraisal rights.
However, in connection with the compulsory transfer of shares where a person has acquired at least 90% of the shares of the same class pursuant to an offer for all of the shares of that class and proceeds to serve notice of

Provision	RFAC	PubCo

compulsory for acquisition of the remainder (as described above in “Business combinations”), any shareholder to whom such compulsory acquisition applies may apply to the Cayman Islands court within one month of receiving notice of the compulsory transfer to object to the transfer. In these circumstances, the burden is on the objecting shareholder to show that the court should exercise its discretion to prevent the compulsory transfer. The Cayman Islands courts are unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.
In addition, in connection with a merger or a consolidation, dissenting shareholders have the right to object to the terms of merger or consolidation approved by special resolution and instead be paid the fair value of their shares in cash (which, if not agreed between the parties, will be determined by the Cayman Islands court).These rights of a dissenting shareholder are not available in certain circumstances, for example, (i) to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or (ii) where the consideration for such shares to be contributed are shares of the surviving or consolidated company (or depositary receipts in respect thereof) or shares of any other company (or depositary receipts in respect thereof) which are listed on a national securities

Provision	RFAC	PubCo
exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than 2,000 holders.
Shareholders’/Stockholders’ Derivative Actions
Pursuant to Delaware law, in any derivative suit instituted by a stockholder of a corporation, it must be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which the stockholder complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.
Pursuant to Delaware law, the complaint must set forth with particularity the efforts of the plaintiff to obtain action by the board of directors (“demand refusal”) or the reasons for not making such effort (“demand excusal”).
Such action may not be dismissed or compromised without the approval of the court.
In general, the stockholder instituting the derivative suit must maintain stock ownership through the pendency of the derivative suit.

Under common law principles, shareholders in a Cayman Islands company are entitled to have the affairs of a company conducted in accordance with such company’s constitution and applicable law. As such, shareholders may bring personal or representative actions against a company in respect of breaches of their (and other similarly affected shareholders’) rights as shareholders under the constitution of the company and applicable law (for example, in the event that they are prevented from exercising voting rights, or from requisitioning a meeting).
A minority shareholder may also bring a derivative action in the name of a company. While, as a matter of common law (under the general rule known as the rule in Foss v. Harbottle), the Cayman Islands courts will generally refuse to interfere with the management of a company at the insistence of a minority shareholder in circumstances where the majority have approved or ratified the matter or act in contention, a minority shareholder may be permitted to commence a derivative action in the name of a company in order to challenge any such matter or act which: (a) is ultra vires the company or illegal; (b) constitutes a fraud on the minority where the wrongdoers control the company; (c) constitutes an infringement of individual rights of shareholders (such as a right to attend and vote at a meeting); and/or (d) has not been properly approved in accordance with any applicable

Provision	RFAC	PubCo

special or extraordinary majority of the shareholders.
The Companies Act also gives power to the Cayman Islands courts to wind up a company if the courts are of the opinion that it would be just and equitable to do so (and if the courts consider it just and equitable to wind up the company, they may instead make other orders with respect to the company as an alternative to a winding up order). The basis on which the courts may make exercise such powers on application by shareholders in a Cayman Islands company have been held to include the following: (a) the substratum of the company has disappeared; (b) there has been some fraud on the minority or illegality; and (c) there has been mismanagement or misapplication of the company’s funds.

Anti-Takeover Provision/Regulation of Takeovers, Substantial Acquisition Rules
Delaware law generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation, with an “interested stockholder” who directly or indirectly beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:
•
the business combination or the transaction which caused the person or entity to become an interested stockholder is approved by the board of directors prior to the business combination or the transaction;

•
upon the completion of the transaction in which the person or entity becomes an interested stockholder, the interested

Except for specific rules that apply only to companies listed on the Cayman Islands Stock Exchange or companies that are regulated by the Cayman Islands Monetary Authority (which are not applicable to PubcCo, there are no rules or restrictions under the Cayman Islands’ Code on Takeovers and Mergers and Rules Governing Substantial Acquisitions of Shares governing the acquisition of all or a specified percentage of direct or indirect voting rights in a Cayman Islands company, or the conduct of the directors of a Cayman Islands company following an actual or potential takeover or merger offer, nor are there any statutory restrictions in respect of defensive mechanisms which the board of directors could employ in respect of actual or potential takeover or merger offers.

Provision	RFAC	PubCo
stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors and (b) shares.
Business Combination	Under Delaware law, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation that, absent such law, would be entitled to vote on such merger, may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger will have appraisal rights.
The Companies Act makes specific provision for the acquisition of a Cayman Islands company by way of a court-approved scheme of arrangement, by way of mandatory squeeze-out following a tender offer, and by way of merger.
A court-approved scheme of arrangement under the Companies Act requires the approval of a majority in number of the registered holders of each participating class or series of shares voting on the scheme of arrangement, representing 75% or more in value of the shares of each participating classes or series voted on such proposal at the relevant meeting (excluding any shares held by the acquiring party on the basis that they will be considered a separate “class”). If a scheme of arrangement receives the requisite shareholder approval and is subsequently sanctioned by the Cayman Islands courts, all holders of all classes or series of shares to which the series relates will be bound by the terms of the scheme of arrangement.
The Companies Act also provides that, where an offer is made to acquire all of a class of shares and the holders of 90% or more in value of the shares of such class (excluding shares already held by the offeror) have accepted such offer within four months of it being made, the offeror may require the remaining shareholders in that class to transfer their shares on the same terms as set out in the offer by serving notice at any time within two months of the expiry of the four month period (subject to a

Provision	RFAC	PubCo

right of such remaining shareholders to obtain relief from the Cayman Islands courts, as described below in “Appraisal rights”). If the offeror acquires more than 90% of the shares of a class following such an offer but does not exercise its compulsory acquisition right, the remaining shareholders have no right to require the offeror to acquire their shares on the terms of the offer following closure of the offer.
The Companies Act also provides that business combinations can be effected by way of a merger of a Cayman Islands company with one or more other companies (wherever incorporated, provided that such merger is not prohibited by the laws of the jurisdiction of incorporation of any such other company) with the approval of the shareholders by special resolution. In addition, the consent of each holder of a fixed or floating security of a constituent company in any such merger must be obtained, unless the Cayman Islands courts waive such requirement. Shareholders who register their dissent to the merger in accordance with the provisions of the Companies Act have the right to receive the “fair value” of their shares in cash, subject to certain exceptions, as further described below in “Dissenters’/Appraisal rights”).

Indemnification of Directors and Officers
Under the DGCL, a Delaware corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. Such a provision may not eliminate or limit the liability of a director for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock, or (iv) transactions from which such director derived an improper personal benefit. The RFAC Charter includes a provision providing that directors of RFAC shall not be liable to RFAC or its stockholders for monetary damages for breach of fiduciary duty, except to the extent such exemption or limitation is not permitted by the DGCL or unless they violated their duty of loyalty to RFAC or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.
The DGCL also provides that a Delaware corporation has the power to indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee of another entity, against reasonable expenses (including attorneys’ fees) and, in actions not brought by or in the right of the corporation, judgments, fines and amounts paid in settlement, in each case, actually and reasonably incurred in connection with such action, suit or proceeding, but only if such person acted in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may not be made if such person is adjudged liable to the corporation (unless otherwise determined by the court in which such action, suit or proceeding was brought or the Delaware Court of Chancery). In addition, under Delaware law, to the extent that a present or former director or officer of a Delaware corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her. Furthermore, under Delaware law, a Delaware corporation is permitted to maintain directors’ and officers’ insurance.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The PubCo Charter provide that, to the maximum extent permitted by law, every current and former Director and officer of the PubCo (excluding an Auditor) shall be entitled to be indemnified out of the assets of the PubCo against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “lliability”), which such indemnified person may incur in that capacity unless such liability arose as a result of the actual fraud or wilful default of such person. Under the PubCo Charter, every current and former Director and officer of the PubCo shall be liable to PubCo for any loss or damage resulting (directly or indirectly) from such indemnified person carrying out his or her duties unless that liability arises through the actual fraud or wilful default of such indemnified person. For this purpose, no officer or Director shall be deemed to have committed “actual fraud” or “wilful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.
Delaware Anti-Takeover Laws
Delaware law and the RFAC Governing Documents contain provisions that may prevent or discourage a third party from acquiring RFAC, even if the acquisition would be beneficial to its stockholders.
PubCo’s authorized but unissued ordinary shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Under the PubCo Charter, the Board is authorized to issue these shares in one or more classes with differing rights. The existence of authorized but unissued and unreserved ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
RFAC is subject to Delaware law prohibiting RFAC from engaging in any “business combination” with an “interested stockholder” for a period of three years subsequent to the time that the stockholder became an interested stockholder unless:
•
prior to such time, the RFAC’s board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

•
at or after the person becomes an interested stockholder, the business combination is approved by the RFAC Board and authorized by a vote of at least 66 2/3% of the outstanding voting stock of RFAC not owned by the interested stockholder.

For purposes of Delaware law, an “interested stockholder” generally is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) directly or indirectly beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated or associated with such entity or person.
For purposes of Delaware law, a “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. This Delaware law could prohibit or delay mergers or other takeover or change of control attempts with respect to RFAC and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by RFAC Stockholders.
Mergers and Similar Arrangements
The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.
In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company must be obtained, unless the court waives such requirement.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (1) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (2) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (3) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (4) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (1) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (2) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (3) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (4) within seven days following the date of the expiration of the period set out in paragraph (2) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (5) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.
Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

If an arrangement and reconstruction by way of scheme of arrangement is approved and sanctioned, or if a tender offer is made and accepted in accordance with the following statutory procedures, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

REGULATIONS APPLICABLE TO THE COMPANY
This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on the Company’s operations and business in Asia. This summary does not purport to be a complete description of all laws and regulations, which apply to the Company’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this proxy statement/prospectus, which may be subject to change.
Our business is predominantly conducted by our Group Subsidiaries in Singapore, but we have operations also in Malaysia and Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative and independent judicial power, under the principle of “one country, two systems”; furthermore, the laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law, shall be maintained, except for any that contravene the Basic Law and are subject to any amendment by the legislature of Hong Kong, and the national laws of the mainland China shall not be applied in Hong Kong except for those that relating to defense, foreign affairs and other matters that are not outside the limits of the autonomy of Hong Kong as specified by the Basic Law, which are listed under Annex III to the Basic Law.
We are subject to various laws and regulations in Singapore, Malaysia, Hong Kong and the other countries in which we operate, including those relating to video game distribution and classification, internet content, consumer protection, labor laws, prevention of money laundering and financing of criminal activity and terrorism, privacy and data protection, foreign exchange controls and competition laws, among others, all of which are continuously evolving and developing. It is also likely that as our business grows and evolves to other countries, including Brazil where we have established presence but have not yet conducted any business activities as of the date of this proxy statement/prospectus, and we will become subject to laws and regulations in additional jurisdictions. The scope and interpretation of the laws and regulations that are or may be applicable to us are often unclear and may conflict. Additional laws in these and other areas affecting our business are likely to be enacted in the future, which could limit or require changes to the ways in which we conduct our business, and could both increase our compliance costs and decrease our revenues. See “Risk Factors — Risks Related to the Company’s International Operations, Legal and Regulatory Matters.”
Regulations in Singapore
We conduct business in Singapore through the following subsidiaries: (a) Epicsoft Asia, which is primarily involved in the marketing and retail distribution of video games, game codes and other related consumer items in Singapore, (b) TDM, which operates a branding and digital marketing agency, (c) Starry Jewelery, which is in the business of fashion jewellery sales, (d) Martiangear, which is in the business of sales of gaming chairs and related merchandise sales, and (e) 4Divinity, which is primarily involved in the digital and retail game business.
Each of our Singapore subsidiaries has been incorporated in accordance with the Companies Act 1967 of Singapore (“Singapore Companies Act”) and registered with the Accounting and Corporate Regulatory Authority of Singapore as required by the Singapore Companies Act.
Regulations on Video Game Distribution and Classification
Pursuant to the Films Act 1981 of Singapore, the Infocomm Media Development Authority (“IMDA”), being the regulator of the information, communications and media sectors in Singapore, is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act 1981, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the IMDA for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system. However, the IMDA retains the right to issue a rating and/or classification of any of the online games we offer, should it choose to do so.
Under the Films (Class Licence for Video Games Distribution) Order 2019, distributors and retailers of video games in Singapore are automatically class licensed, and shall comply with the conditions of the class licence under the said Order such as ensuring that only appropriate video games or any related promotional films are distributed.
Regulations on Consumer Protection
There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of live streaming operations or e-commerce operations.
The Consumer Protection (Fair Trading) Act 2003 of Singapore is the primary statute governing consumer protection which sets out a legislative framework prohibiting suppliers from engaging in unfair practices in relation to transactions and to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 of Singapore includes persons who promote the use or purchase of goods or services. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things, (i) doing or saying anything, or omitting to do or say anything, that would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.
The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore are subject to criminal liability.
The Unfair Contract Terms Act 1977 of Singapore generally regulates against unfair contract terms such as exclusion clauses and limitation of liability clauses in most consumer and standard form contracts. Amongst other things, the Unfair Contract Terms Act 1977 of Singapore prohibits the exclusion or restriction of liability for death or personal injury caused by negligence in all contracts. It also prevents sellers/service providers from excluding or limiting their liability for a breach of contract, unless it is reasonable for them to do so. The Unfair Contract Terms Act 1977 also circumscribes the limitation of liability in relation to certain implied terms in respect of goods purchased.
The Singapore Code of Advertising Practice (the “SCAP”) is a code of practice set out by the Advertising Standards Authority of Singapore (the “ASAS”) prescribing general principles applicable to advertisements, which include decency, honesty and truthful presentation, and contains guidelines relating to specific services/products. While the SCAP has no force of law, a breach of the SCAP may lead to ASAS referring the matter to the Consumers Association of Singapore for actions under the Consumer Protection (Fair Trading) Act 2003 of Singapore if an advertiser has repeatedly violated the SCAP by marketing false, misleading or unsubstantiated claims. The ASAS has also issued additional guidelines from time to time, such as the Guidelines for Interactive Marketing Communication & Social Media, which emphasizes that marketing communication should be clearly distinguishable from editorial and personal opinion and should not take the form of social media content that appears to originate from a credible and impartial source, and the Guidelines on Advertising of Investments, which aim to minimize investments-related advertisement with claims that are speculative, misleading or not substantiable.
The Spam Control Act 2007 of Singapore, as administered by the IMDA regulates the sending or receiving of unsolicited bulk commercial electronic messages, or “spam”, in Singapore It imposes certain requirements on the sending or receiving of unsolicited bulk commercial electronic messages, or “spam,” in Singapore and applies to emails and text messages that have a Singapore nexus. Electronic messages must have an “unsubscribe facility” or “opt-out” function, and the recipient should be removed from the distribution list within 10 business days after submitting an opt-out request. Any person who suffers loss or damage as a result of any violation of the foregoing requirements is entitled to institute legal action, and the court may grant injunctions, damages or statutory damages.
Regulations on Internet Content
Under the Broadcasting Act 1994 of Singapore (“Broadcasting Act”), no licensable broadcasting services in or from Singapore can be provided unless a broadcasting license has been granted by the IMDA. “Computer online services” provided by internet content providers (as defined under the Broadcasting (Class License) Notification, “ICPs”) are a licensable broadcasting service under the Broadcasting Act. Providers of Internet-based content generally are considered ICPs under the Broadcasting (Class License) Notification and are subject to an automatically-granted class license.
ICPs must comply with codes of practice issued by the IMDA from time to time, including the Internet Code of Practice issued by IMDA. These requirements include, among other things, that the ICP must use its best efforts to ensure that prohibited material (i.e., any material that is objectionable on the grounds of public interest, public morality, public order, public security or national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcasted via the internet to users in Singapore and must deny access to any material considered by IMDA to be prohibited material if it is directed to do so by the IMDA.
The Protection from Harassment Act 2014 of Singapore protects persons against harassment and harmful social behavior such as cyber bullying and unlawful stalking, as well as the publication of false statements of fact about any person. Perpetrators can be both individuals and organisations. Individual suffering from such harassment or social behavior, a victim, may apply for a protection order if he or she is able to show, inter alia, that the perpetrator of harassment, through threatening, abusive or insulting communication, has: (i) caused harassment, alarm or distress to the victim through the intention to use or make any threatening, abusive or insulting communication; or (ii) caused the victim to believe that violence will be used or provoked against him or her. Where a protection order has been granted by the Singapore courts under the relevant provisions of the Protection from Harassment Act 2014 of Singapore in relation to online harassment that has been perpetrated, the perpetrator may be required to take down the offending communication and may also be required to comply with any other conditions set by the courts.
In addition, the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore (“POFMA”) counters the proliferation of online falsehoods. Under the POFMA, it is an offence to, inter alia, knowingly communicate a false statement of fact which is likely to be prejudicial to the security of Singapore or any part of Singapore. To the extent that our platforms or services transmit or allow our users to access third-party online content, we would be an internet intermediary under the POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office, situated within IMDA that is responsible for the administration of POFMA, to issue certain directions to internet intermediaries whose service has been used to communicate material that contains or consists of a false statement of fact in Singapore if the minister is of the opinion that it would be in the public interest to do so. Such directions would include (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact by means of its service after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Internet intermediaries may be fined or have their access to their online location by Singapore end-users disabled if they fail to comply with directions issued under POFMA without reasonable excuse.

There are also various other content regulation laws in Singapore, including:
(i)
Undesirable Publications Act 1967 (“UPA”): The UPA prevents the importation, distribution and reproduction of obscene and objectionable publications. The definition of “publication” is wide, and includes “any picture or drawing, whether made by computer-graphics or otherwise howsoever”. The UPA makes it an offence for a person to reproduce any obscene or objectionable publication knowing or having reason to believe that it is obscene or objectionable.

(ii)
Foreign Interference (Countermeasures) Act 2021 (“FICA”): The FICA is intended to counteract foreign interference in the public interest. Under the FICA, it would be an offence to, inter alia, undertake (or prepare or plan to undertake) “electronic communications activity” in or outside Singapore that results in or involves the publication in Singapore of any information/material on behalf of (i) a foreign principal or (ii) another person acting on the foreign principal’s behalf, where any part of the undertaking or electronic communications activity is covert or involves deception, and with knowledge or reason to believe that the electronic communications activity or the published information/material is likely to be prejudicial to the security of Singapore or any part of Singapore.

(iii)
The Online Safety (Miscellaneous Amendments) Act 2022 (the “OSA”): The OSA seeks to amend the Broadcasting Act 1994 to introduce a new Part 10A, which will regulate online communication services (“OCSs”) provided to Singapore end-users and listed in a new schedule under the Broadcasting Act 1994. These regulations will apply to OCSs provided from outside Singapore as well as services provided in or from Singapore. At present, only one type of OCS is specified, namely social media services (“SMS”). An SMS is defined as an electronic service whose sole or primary purpose is to enable online interaction or linking between two or more end-users, including enabling end-users to share content for social purposes, and which allows end-users to communicate content on the service. Under the new Part 10A, (i) providers of OCSs with significant reach or impact (as designated by the IMDA) are to comply with the IMDA’s codes of practice; and (ii) if the IMDA is satisfied that any egregious content provided on an OCS can be accessed by Singapore end-users, IMDA can, among others, issue directions to the OCS provider to disable access to the egregious content by Singapore end-users, and stop the egregious content from being transmitted to Singapore end-users via other channels or accounts (though such directions cannot be issued in respect of private communications due to privacy concerns). Non-compliance with a direction by IMDA constitutes a criminal offence, punishable with a fine.

Regulations on Intellectual Property Rights
The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.
Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark; misrepresentation on the part of the infringer; and damage to the mark as a result.
Regulations on Competition Laws
The Competition Act 2004 of Singapore prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the

“CCCS”) is responsible for administering and enforcing the Competition Act 2004 of Singapore, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger.
Regulations on Labor and Employment
The Employment Act 1968 of Singapore (the “Singapore Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Singapore Employment Act. Employers in Singapore owe a statutory obligation under the Central Provident Fund Act 1953 of Singapore to contribute to a Central Provident Fund in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee.
The Employment of Foreign Manpower Act 1990 of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes. In relation to the employment of semi-skilled foreign workers in the construction, manufacturing, marine shipyard, process or services sectors, employers must ensure that such persons apply for a “Work Permit”. In relation to the employment of foreign mid-level skilled workers, such persons apply for an “S Pass”. From 1 September 2023, the minimum monthly salary requirement for “S Pass” applicants will be S$3,150, with a higher minimum qualifying salary requirement of S$3,650 for “S Pass” applicants in the financial services sector. In relation to the employment of foreign professionals, managers and executives earning a monthly fixed salary of at least S$5,000 (or S$5,500 for “Employment Pass” applicants in the financial services sector), employers must ensure that such persons apply for an “Employment Pass”. From 1 September 2023, in addition to meeting the minimum qualifying salary, “Employment Pass” applicants must also pass a points-based Complementarity Assessment Framework (“COMPASS”), with certain exceptions.
Regulations on Anti-money Laundering and Counter-Terrorist Financing
The primary anti-money laundering and counter-terrorist financing legislation in Singapore that are of general application are the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) and Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”). The CDSA provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. The CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office, Singapore’s Financial Intelligence Unit within the Criminal Affairs Division of the Singapore Police Force. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.
Regulations on Data Protection
The Personal Data Protection Act 2012 of Singapore (the “Singapore PDPA”) governs the collection, use and disclosure of the personal data of individuals (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (the “PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.
Organizations are required to, among other things, (i) obtain consent from individuals and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the Singapore PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data.
In addition, Do-Not-Call (“DNC”) requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, unless clear and unambiguous consent to such marketing was obtained from the individual.
Non-compliance with the Singapore PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the Singapore PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.
Regulations on Foreign Investment and Exchange Control
Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.
Regulations in Malaysia
We conduct business in Malaysia through our subsidiary, Epicsoft Malaysia, which is primarily engaged in the marketing and retail distribution of video games and related products in Malaysia.
Regulations on Business Registration
A person who desires to form a company shall apply for incorporation, pursuant to the provisions of the Companies Act 2016 of Malaysia (the “Malaysian Companies Act”), with the Companies Commission of Malaysia. The Local Government Act 1976 of Malaysia empowers every local authority to make, amend or revoke any by-laws in respect of the local government area, and to grant any licence or permit of any trade, occupation or premises and such licence shall be subject to such conditions and restrictions as the local authority may prescribe. As such, prior to the commencement of our business operations in Malaysia, we are required to apply for business premises licenses for each operating premise from the relevant local authority. We have registered our Malaysia subsidiary in accordance with the Malaysian Companies Act and have obtained the business premises license from the local authority.

Regulations on Labor and Employment
Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 of Malaysia (the “Malaysian Employment Act”). The requirements under the Malaysia Employment Act apply to all employees that enter into a contract of service regardless of wages (except that, for certain prescribed categories of employees such as employees earning more than RM4,000 per month, provisions in the Malaysia Employment Act relating to, among other things, overtime payments and termination benefits do not apply). Both employees and employers in Malaysia are required to contribute toward the Employees Provident Fund, the Employment Insurance System and the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991 of Malaysia, Employment Insurance System Act 2017 of Malaysia and Employees’ Social Security Fund Act 1969 of Malaysia.
Worker Classification
Under Malaysian law, an “employee” means a person engaged under a contract of service while an “independent contractor” means a person engaged pursuant to a contract for services. The Malaysian Employment Act defines “contract of service” as any agreement, whether oral or in writing and whether express or implied, whereby one person agrees to employ another as an employee and that other agrees to serve his or her employer as an employee and includes an apprenticeship contract. There is no single legal test to determine whether a person is engaged as an employee or an independent contractor. The degree of control exercised over the person engaged is an important factor but not the sole criteria in making a determination. The Industrial Court of Malaysia will examine all facts and circumstances and the conduct of the parties, including but not limited to the degree of control, whether there is a fixed compensation package or whether the individual undertook a business risk, exclusivity, whether any statutory contributions (such as the Employees Provident Fund) have been made and the contractual terms of the engagement in determining the status of an employee or independent contractor.
Competition Law
The competition law in Malaysia achieves this by prohibiting two categories of activities: (i) anti-competitive practices and (ii) abuse of dominant positions, and the Competition Act 2010 of Malaysia is generally enforced by the Malaysia Competition Commission (the “MyCC”), save for competition issues arising in specific sectors (such as the telecommunications sector, the aviation sector and the energy and gas supply sector which fall under the relevant applicable laws and are regulated by other regulators). The Competition Act 2010 of Malaysia applies to all commercial activities which have an effect on competition in any market in Malaysia, whether such activities are carried out within or outside Malaysia. Infringements of the Competition Act 2010 of Malaysia may result in, among other things, the imposition of a financial penalty of up to 10% of the worldwide turnover of the enterprise for the period during which the infringement occurred. The MyCC may also take other actions, including issuing cease and desist orders. Infringements of Section 61 of the Competition Act 2010 of Malaysia, may result in a fine not exceeding five million ringgit, and for a second or subsequent offence, to a fine not exceeding ten million ringgit; or (b) if such person is not a body corporate, to a fine not exceeding one million ringgit or to imprisonment for a term not exceeding five years or to both, and for a second or subsequent offense, to a fine not exceeding two million ringgit or to imprisonment for a term not exceeding five years or to both.
Regulations on Data Protection
The Personal Data Protection Act 2010 of Malaysia (the “Malaysia PDPA”) regulates the processing of personal data in commercial transactions in Malaysia and is enforced by the Personal Data Protection Commission. The Malaysia PDPA applies to (a) any person who processes, and (b) any person who has control over or authorizes the processing of, any personal data in respect of commercial transactions. The Malaysia PDPA also applies to a person in respect of personal data if (a) the person is established in Malaysia and personal data is processed, whether or not in the context of that establishment, by that person or any other person employed or engaged by that establishment, or (b) the person is not established in Malaysia but uses equipment in Malaysia for processing the personal data, except for the purposes of transit through Malaysia.

“Personal data” is statutorily defined to mean any information in respect of commercial transactions, which (a) is being processed wholly or partly by means of equipment operating automatically in response to instructions given for that purpose, (b) is recorded with the intention that it should wholly or partly be processed by means of such equipment, or (c) is recorded as part of, or with the intention that it should form a part of, a relevant filing system that relates directly or indirectly to a data subject (i.e., an individual who is the subject of the personal data) who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. “Personal data” does not include any information that is processed for the purpose of a credit reporting business carried on by a credit reporting agency under the Credit Reporting Agencies Act 2010 of Malaysia.
Under the Malaysia PDPA, a “data user” is a person who either alone or jointly, or in common with other persons, processes any personal data or has control over, or authorizes the processing of, any personal data but does not include a processor. The Malaysia PDPA provides that data users must adhere to the following principles with respect to the processing of personal data:
(a)
the general principle;

(b)
the notice and choice principle;

(c)
the disclosure principle;

(d)
the security principle;

(e)
the retention principle;

(f)
the data integrity principle; and

(g)
the access principle.

In general, to process or disclose personal data relating to any individuals would require (i) consent from such individuals, particularly pertaining to sensitive personal data, which may be obtained in any form that can be recorded and maintained properly by the data user; and (ii) written notice to such individuals informing such individuals amongst others, (a) personal data that is being processed by or on behalf of the data user and whether it is obligatory or voluntary for the individual to supply the personal data and, where it is obligatory for the individual to supply the personal data, the consequences that the individual may face if the individual fails to supply the personal data, (b) the purposes for which the personal data is being or is to be collected and further processed, (c) any information available to the data user as to the source of that personal data, and (d) the individual’s right to request access to and request correction of the personal data. Any person engaged in processing personal data shall take measures to protect the personal data from any loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction and to maintain the integrity of the personal data processed, which should not be kept longer than necessary for the fulfilment of the purpose for which it was to be processed. Violation of the Malaysia PDPA, when convicted, may result fine up to RM500,000 and/or to imprisonment or both.
Regulations on Foreign Investment
As there is no overarching FDI regime in Malaysia, foreign equity restrictions thresholds vary between every industry, depending on the applicable laws, policies, and regulations issued by the relevant governmental departments. Epicsoft Malaysia is not subject to restrictions on foreign investment.
Regulations on Exchange Control
The exchange control regime in Malaysia is regulated by the Financial Services Act 2013 of Malaysia (the “FSA”), which regulates the domestic and international transactions involving residents and non-residents of Malaysia and prescribes a list of transactions that are prohibited without approval from the Bank Negara Malaysia (the Central Bank of Malaysia) (the “BNM”). In exercise of the powers conferred by the FSA, BNM issues the Foreign Exchange Notices (the “FE Notices”) which provides the directions, requirements, restrictions, and conditions of approval in respect of the prohibited transactions.

Foreign investors are generally free to repatriate proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia in foreign currency (except for the currency of Israel), subject to any withholding tax, in accordance with the FE Notices. The conversion of ringgit into foreign currency may be freely effected onshore with licensed banks or money-changers with certain limited exceptions.
Regulations on Anti-money Laundering and Counter-Terrorist Financing
The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLATFA”), makes it an offense for any person to engage in or abet the commission of money laundering and terrorist financing, and seeks, among other things, to implement measures for the prevention of money laundering and terrorism financing offences. Any person who (a) engages in a transaction that involves proceeds of unlawful activity; (b) uses proceeds of unlawful activity; (c) removes from or brings into Malaysia proceeds of unlawful activity; or (d) conceals, disguises, or impedes the establishment of the true nature, origin, location, movement, disposition, title of, rights with respect to, or ownership of proceeds of unlawful activity commits a money laundering offense under the AMLATFA.
AMLATFA sets out the reporting institution under the First Schedule of the AMLATFA to comply with the further obligations of prevention of money laundering and financing terrorism, which include reporting and recordkeeping duties, such as submitting suspicious transaction reports, implementing a risk-based application, and conducting customer due diligence. Epicsoft Malaysia. is not deemed to be a reporting institution under the AMLATFA.
Regulations in Hong Kong
We conduct business in Hong Kong mainly through the following subsidiaries: (a) Epicsoft Hong Kong, which is primarily engaged in the marketing and retail distribution of video games software, game codes and other related consumer items in Hong Kong; and (b) 2Game, which is primarily engaged in the distribution of video games and related products including digital content such as digital game codes. Each of our Hong Kong subsidiaries has obtained a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) since incorporation and the commencement of its business operations.
Regulations Related to Business Registration
The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), administered by Business Registration Office, requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable for a fine of HK$5,000 and imprisonment for one year. As of the date of this prospectus, each of the Hong Kong subsidiaries have obtained and maintains a valid business registration certificate.
Regulations Relating to Trade Description of Products
The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false descriptions, false, misleading or incomplete information in respect of goods provided in the course of trade and to prohibit certain unfair trade practices. Under the Trade Descriptions Ordinance, it is an offence for a person, in the course of trade or business, to apply a false or misleading trade description to any goods or supply any goods with false or misleading trade descriptions, to forge any trademark or falsely apply any trademark to any goods, or to engage in relation to a consumer in a commercial practice that is a misleading omission, aggressive, bait advertising, a bait and switch, or constitutes wrongly accepting payment for a product.
A person who commits any such offense is subject to, on conviction on indictment, a fine of up to HK$500,000 and imprisonment for five years and, on summary conviction, a fine of HK$100,000 and imprisonment for two years.

Regulations on Labor and Employment
The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, among other things, notice of termination of his or her employment contract, payment in lieu of notice, maternity protection in the case of a pregnant employee, sickness allowance, statutory holidays or alternative holidays and paid annual leave.
Under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), employers must participate in a Mandatory Provident Fund (the “MPF”) Scheme for employees employed under the jurisdiction of the EO. Under the MPF Scheme, generally, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000.
Employers are also required to maintain a policy of insurance issued by an insurer for an amount not less than the applicable amount stated in the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) in respect of work-related injuries. According to the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees.
Regulations Related to Anti-competition
The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.
The first conduct rule prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.
The second conduct rule prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; and (iii) any barriers to entry to competitors into the relevant market.
The first conduct rule and the second conduct rule apply to all sectors of the Hong Kong economy. Therefore, the Hong Kong subsidiaries’ business is subject to Competition Ordinance generally.
In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; and (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Regulations Related to Data Privacy
The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes the six data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:
(a) Principle 1 — purpose and manner of collection of personal data;
(b) Principle 2 — accuracy and duration of retention of personal data;
(c) Principle 3 — use of personal data;
(d) Principle 4 — security of personal data;
(e) Principle 5 — information to be generally available; and
(f) Principle 6 — access to personal data.
Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.
The PDPO also gives data subjects certain rights, inter alia:
(i)
the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

(ii)
if the data user holds such data, to be supplied with a copy of such data; and

(iii)
the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain uses, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.
Regulations on Foreign Investment, Exchange Control and Dividend Distribution
There are no restrictions on foreign investments or foreign ownership applicable to the businesses currently conducted by our Hong Kong subsidiaries. There are also no foreign exchange controls currently in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies. Our Hong Kong subsidiaries are not restricted in their ability to pay dividends.
Regulations Related to Hong Kong Taxation
Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.
Withholding Tax on Dividends
Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by the Hong Kong subsidiaries in Hong Kong.

Capital Gains and Profit Tax
The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate at 16.5%, except for the qualifying group entity under the two-tiered profits tax regime. The two-tiered profits tax regime is applicable to years of assessment commencing on or after April 1, 2018, for which the first HK$2,000,000 of assessable profits are taxed at the rate of 8.25% and the remaining assessable profits are taxed at 16.5%. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciation of capital assets.
No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains, unless these taxpayers can prove that the investment securities are held for long-term investment purposes.
Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.
Regulations on Anti-money Laundering and Counter-Terrorist Financing
The Anti-money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLO”) imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks. Our Hong Kong subsidiaries are not subject to these requirements.
Among other things, the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (the “OSCO”) empowers officers of the Hong Kong Police Force and the Hong Kong Customs & Excise Department to investigate organized crime and triad activities, and confers jurisdiction on the Hong Kong courts to confiscate the proceeds of organized and serious crimes and to issue restraint orders and charging orders in relation to the property of defendants of specified offenses under the OSCO. The OSCO extends the money laundering offense to cover the proceeds from all indictable offenses.
Among other things, the UN United Nations (Anti-terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (the “UNATMO”) stipulates that it is a criminal offense to (i) provide or collect property (by any means, directly or indirectly) with the intention to, or knowledge that the property will be used to, commit, in whole or in part, one or more terrorist acts; or (ii) make any property or financial (or related) services available, by any means, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate, or collect property or solicit financial (or related) services, by any means, directly or indirectly, for the benefit of a person knowing that, or being reckless as to whether, the person is a terrorist or terrorist associate. The UNATMO also requires a person to disclose his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

SHARES ELIGIBLE FOR FUTURE SALE
Lock-up Provisions
Lock-up Agreement
In connection with, and as a condition to the consummation of, the Business Combination, the Sponsor and holders of at least 5% of the Company Shares on a fully-diluted basis will enter into lock-up agreements (the “Lock-Up Agreements”). The PubCo Ordinary Shares received by such shareholders will be locked-up until the earlier of: (i) 12 months from the Closing Date and, (ii) subsequent to the Mergers, (a) the date on which the closing price of the PubCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like), for any 20 Trading Days within any 30-Trading Day period commencing at least 150 days after the consummation of the Mergers, or (b) the date on which PubCo consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.
Registration Rights
Registration Rights Agreement.
In connection with, and as a condition to the consummation of, the Business Combination, PubCo, certain Company Shareholders, and the Sponsor will enter into a registration rights agreement in customary form and substance, pursuant to which, among other things, PubCo will agree to provide certain Company Shareholders with certain rights relating to the registration for resale of the PubCo Ordinary Shares that they will receive in the Initial Merger.
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted PubCo Ordinary Shares or PubCo Public Warrants for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted PubCo Ordinary Shares or PubCo Public Warrants for at least six months but who are PubCo’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
one percent (1%) of the total number of PubCo Ordinary Shares then issued and outstanding; or

•
the average weekly reported trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by PubCo’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•
at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of the Company’s employees, consultants or advisors who purchases equity shares from PubCo in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

STOCK MARKET AND DIVIDEND INFORMATION
RFAC Units, RFAC Class A Common Stock, RFAC Public Warrants, and RFAC Public Rights are each traded on Nasdaq under the symbols “RFACU,” “RFAC,” “RFACW,” and “RFACR” respectively.
The closing price of the RFAC Units, RFAC Class A Common Stock, RFAC Public Warrants, and RFAC Public Rights on [•], 2024, the last Trading Day before announcement of the execution of the Merger Agreement, was $[•], $[•], and $[•] respectively. As of [•], 2024, the closing price for each RFAC Unit, share of RFAC Class A Common Stock, RFAC Public Warrant, and RFAC Public Right was $[•], $[•], $[•], and $[•], respectively.
PubCo intends to apply to list the PubCo Ordinary Shares and PubCo Public Warrants on the Trading Market with the ticker symbols “GCL” and “GCLW”. It is a condition to consummation of the Business Combination in the Merger Agreement that the PubCo Ordinary Shares to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq or the NYSE, subject only to official notice of issuance thereof. PubCo, the Company and RFAC have certain obligations in the Merger Agreement to use reasonable best efforts in connection with the Business Combination, including with respect to satisfying the Nasdaq or NYSE listing condition. The Nasdaq or NYSE listing condition in the Merger Agreement may be waived by the parties to the Merger Agreement.
Holders
As of [•], 2024, there were holders of record of RFAC Class A Common Stock and no holders of record of RFAC Class B Common Stock, [•] holders of record of RFAC Units, [•] holders of record of RFAC Public Warrants, and [•] holders of record of RFAC Public Rights.
Dividend Policy
RFAC has not paid any cash dividends on its shares of RFAC Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends after consummation of the Business Combination shall be dependent upon the revenue, earnings and financial condition of PubCo from time to time. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the board of directors of PubCo.

ANNUAL MEETING SHAREHOLDER PROPOSALS
If the Business Combination is consummated, you shall be entitled to attend and participate in PubCo’s annual meetings of shareholders. If PubCo holds an annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which the annual meeting will be held. As a foreign private issuer, PubCo will not be subject to the SEC’s proxy rules.

LEGAL MATTERS
Carey Olsen has passed upon the validity of the securities offered by this proxy statement/prospectus with respect to the PubCo Ordinary Shares and matters of Cayman Islands law.
Loeb & Loeb LLP has passed upon the validity of the securities offered by this proxy statement/prospectus with respect to the validity of the PubCo Public Warrants under New York law.

EXPERTS
The financial statements of RF Acquisition Corp. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from January 11, 2021 (inception) through December 31, 2021 included herein, which contains an explanatory paragraph relating to substantial doubt about the ability of RF Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of GCL Global Limited for the years ended March 31, 2023, and 2022, appearing in this proxy statement/prospectus, have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR
The transfer agent for RFAC’s securities is Continental Stock Transfer & Trust Company. The transfer agent for PubCo’s securities will also be Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS
The RFAC Board is aware of no other matter that may be brought before the Special Meeting. Under the DGCL, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

STOCKHOLDER COMMUNICATIONS
RFAC Stockholders and interested parties may communicate with the RFAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of RF Acquisition Corp., [•]. Following the Closing, such communications should be sent to c/o [•]. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
As a foreign private issuer, after the consummation of the Business Combination, PubCo shall be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. RFAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on RFAC at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.
All information contained in this document relating to RFAC has been supplied by RFAC, and all such information relating to the Company has been supplied by the Company. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.
The Company does not file any annual, quarterly or current reports, proxy statements or other information with the SEC.
If you would like additional copies of this document or if you have questions about the Business Combination, you should contact:
RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164
You may also obtain these documents by requesting them in writing or by telephone from RFAC’s proxy solicitation agent at the following address, telephone number and email:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tour
Stamford, CT 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: RFAC.info@investor.morrowsodali.com
If you are a RFAC Stockholder and would like to request documents, please do so by [•] to receive them before the Special Meeting. If you request any documents from RFAC, RFAC shall mail them to you by first class mail, or another equally prompt means.
None of RFAC, PubCo or the Company has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of RF Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of RF Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, stockholders’ deficit and cash flows the year ended December 31, 2022 and for the period from January 11, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from January 11, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Boston, MA
April 26, 2023

RF ACQUISITION CORP.
BALANCE SHEETS
	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash	$19,759	$—
Prepaid expenses – Current	283,400	—
Total Current Assets	303,159	—
Deferred offering costs	—	606,059
Prepaid expenses – Noncurrent	61,403	—
Investments held in Trust Account	117,724,476	—
TOTAL ASSETS	$118,089,038	$606,059
LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$140,312	$226,514
Franchise tax payable	174,355	31,123
Income tax payable	303,890	—
Due to sponsor	476,179	355,184
Total Liabilities	1,094,736	612,821
Commitments and Contingencies (Note 6)
Class A common stocks; 11,500,000 and 0 shares subject to possible redemption at December 31, 2022 and December 31, 2021, respectively	117,146,232	—
Stockholders’ Deficit
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at December 31, 2022 and December 31, 2021	—	—
Class A Common Stock, $0.0001 par value; 380,000,000 shares authorized; 200,000 issued and outstanding (excluding 11,500,000 and 0 shares subject to redemption) at December 31, 2022 and December 31, 2021, respectively	20	20
Class B Common Stock, $0.0001 par value; 20,000,000 shares authorized, 2,875,000 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	288	288
Additional paid-in capital	—	24,712
Accumulated Deficit	(152,238)	(31,782)
Total Stockholders’ Deficit	(151,930)	(6,762)
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT	$118,089,038	$606,059
The accompanying notes are an integral part of the audited financial statements.

RF ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the Twelve Months Ended December 31, 2022	For the period from January 11, 2021 (inception) through December 31, 2021
Formation costs and other operating expenses	$858,479	659
Loss from operations	(858,479)	(659)
Other income (expense):
Interest income	1,646,459	—
Franchise tax expenses	(199,365)	(31,123)
Total Other Income (expense), net	1,447,094	(31,123)
Net Income (Loss) before provision for income taxes	588,615	(31,782)
Provision for income taxes	(303,890)	—
Net income (loss)	$284,725	$(31,782)
Weighted average shares outstanding of Class A common shares, redeemable	8,782,192	—
Basic and diluted net income (loss) per share, Class A common shares, redeemable	$0.02	$—
Weighted average shares outstanding, Class A and Class B common shares non-redeemable(1)	2,984,589	2,700,000
Basic and diluted net income (loss) per share, Class A and Class B common shares, non-redeemable	$0.02	$(0.01)

(1)
For the period from January 11, 2021 (inception) through December 31, 2021, 375,000 Class B common shares subject to forfeiture were excluded.

The accompanying notes are an integral part of the audited financial statements.

RF ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022
	Class A Common Shares		Class B Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	200,000	$20	2,875,000	$288	$24,712	$(31,782)	$(6,762)
Offering costs paid through IPO	—	—	—	—	(24,766)	—	(24,766)
Costs related to issuance of EBC shares	—	—	—	—	519,415	—	519,415
Proceeds allocated to Public Warrants	—	—	—	—	850,000	—	850,000
Proceeds allocated to Rights	—	—	—	—	6,920,000	—	6,920,000
Warrants issuance costs	—	—	—	—	(94,647)	—	(94,647)
Rights issuance costs	—	—	—	—	(237,904)	—	(237,904)
Amount received on sale of private warrants	—	—	—	—	5,000,000	—	5,000,000
Proceeds from issuance of founder shares to Sponsor	—	—	—	—	25,020	—	25,020
Reclassification of negative APIC	—	—	—	—	405,181	(405,181)	—
Accretion of Class A common stock to redemption amount	—	—	—	—	(13,387,011)	—	(13,387,011)
Net Income	—	—	—	—	—	284,725	284,725
Balance – December 31, 2022	200,000	$20	2,875,000	$288	—	$(152,238)	$(151,930)
The accompanying notes are an integral part of the audited financial statements.

RF ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE PERIOD FROM JANUARY 11, 2021 (INCEPTION) THROUGH DECEMBER 30, 2021
	Class A Common Shares		Class B Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit Common Shares
	Shares	Amount	Shares	Amount
Balance – January 11, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	2,875,000	288	24,712	—	25,000
Issuance of Class A common stock to underwriter	200,000	$20	—	—	—	—	20
Net loss	—	—	—	—	—	(31,782)	(31,782)
Balance – December 31, 2021	200,000	$20	2,875,000	$288	$24,712	$(31,782)	$(6,762)
The accompanying notes are an integral part of the audited financial statements.

RF ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	For the Twelve Months Ended December 31, 2022	For the period January 11, 2021 (inception) through December 31, 2021
Cash Flows from Operating Activities:
Net Income (loss)	$284,725	$(31,782)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on Investments held in trust Account	(1,646,459)	—
Changes in operating assets and liabilities:
Prepaid expenses	(344,803)	—
Accounts payable and accrued expenses	(433,063)	659
Due to Sponsor	90,000	—
Income tax payable	303,890	—
Franchise tax payable	143,232	31,123
Net cash used in operating activities	$(1,602,478)	$—
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(116,150,000)	—
Trust Account Withdrawal	71,983	—
Net cash used in investing activities	$(116,078,017)	$—
Cash Flows from Financing Activities:
Proceeds from issuance of founder shares to Sponsor	25,020	—
Proceeds from sale of Units, net of underwriting discounts paid	112,700,000	—
Offering costs paid through IPO	(24,766)	—
Proceeds from sale of Private Placement Warrants	5,000,000	—
Net cash provided by financing activities	$117,700,254	$—
Net Change in Cash	19,759	—
Cash – Beginning of period	—	—
Cash – End of period	$19,759	$—
Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$346,861	$225,855
Offering costs included in due to sponsor	$30,995	$—
Deferred offering costs paid by Sponsor	$—	$355,184
Deferred offering costs paid by Underwriter in exchange for issuance of Class A common stock	$—	$20
Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$—	$25,000
Accretion of Class A common stock subject to possible redemption	$13,387,011	$—
The accompanying notes are an integral part of the audited financial statements.

RF ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
NOTE 1.
DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS, AND GOING CONCERN

RF Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on January 11, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search for an initial business combination on companies that are within the financial services, media, technology, retail, interpersonal communication, transportation, and education sectors. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of December 31, 2022, the Company had not yet commenced any operations. All activity for the period from January 11, 2021 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (“the Initial Public Offering”) which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on March 23, 2022. On March 28, 2022, the Company consummated the Initial Public Offering of 10,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $100,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated (i) the sale of 4,050,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to RF Dynamic LLC (the “Sponsor”), generating gross proceeds of $4,050,000, which is described in Note 4, and (ii) the sale of 500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to EBC, generating gross proceeds of $500,000.
On March 30, 2022, the underwriter exercised their over-allotment option, resulting in an additional 1,500,000 Units issued for an aggregate amount of $15,000,000. In connection with the underwriter’s exercise of their over-allotment option, the Company also completed the private sale of an aggregate of (i) 400,500 Private Placement Warrants to the Company’s Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $400,500, and (ii) 49,500 Private Placement Warrants to EBC, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $49,500.
Transaction costs amounted to $3,803,330, consisting of $2,300,000 of underwriting fees and $1,503,330 of other offering costs. In addition, at December 31, 2022, cash of $19,759 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on March 28, 2022 and the exercise of the over-allotment option on March 30, 2022, an amount of $116,150,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the certain conditions under Rule 2a-7 of the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
On March 22, 2023, the stockholders of record were provided the opportunity to exercise their redemption rights in connection with a Special Meeting. A total of 7,391,973 shares of Class A common stock were redeemed and $76,054,240 in redemption payments made in connection with the Special Meeting, leaving a total of 4,108,027 shares of Class A common stock outstanding and $42,266,506 in the Trust Account after redemptions.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes and excluding the amount of certain advisory fees payable to EBC) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.10 per Public Share).
If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.
If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
The Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group”(as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (as defined below) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within the extended deadline of December 28, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern and Liquidity
At December 31, 2022, the Company had $19,759 of cash and negative working capital of $791,577, respectively.
The Company’s liquidity needs up to March 28, 2022 had been satisfied through a payment from the Sponsor of $25,000 (see Note 5) for the Founder Shares to cover certain offering costs. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans, as defined below (see Note 5). As of December 31, 2022, there were no amounts outstanding under any Working Capital Loans.
Prior to the completion of the Initial Public Offering, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. The Company has since competed its Initial Public Offering at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes.
On March 27, 2023 we deposited $300,000 into the trust account in order to effect the extension of the Revised Extension Deadline which means, we must consummate our Business Combination, from March 28, 2023 to December 28, 2023, which is comprised of an initial three month extension and six subsequent one-month extensions, for a total of up to nine months, by depositing into the Trust Account (A) for the initial three (3) month extension, the lesser of (i) $300,000 or (ii) $0.12 for each Class A Common Stock not redeemed in connection with the extension, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $100,000 or (ii) $0.04 for each Class A Common Stock not redeemed in connection with the extension until December 28, 2023 in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination.
In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.”, the Company has until December 28, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by the specified period. If a Business Combination is not consummated by December 28, 2023 there will be a mandatory liquidation and subsequent dissolution.
The Company’s evaluation of its working capital, along with, the liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
In February 2022, a military conflict started between Russia and Ukraine. The ongoing military conflict has provoked strong reactions from the United States, the UK, the European Union and various other countries around the world, including the imposition of broad financial and economic sanctions against Russia. Further, the precise effects of the ongoing military conflict and these sanctions on the global economies remain uncertain as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations and cash flows is also not determinable as of the date of these audited financial statements.
Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
NOTE 2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchanges Commission (“SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. At December 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” equal or approximate the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $19,759 and $0 cash and cash equivalents as of December 31, 2022 and December 31, 2021, respectively.
Investments Held in Trust Account
The Company’s portfolio of investments held in trust consists solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in income earned on investments in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. At December 31, 2022 and December 31, 2021, the Company had $117,724,476 and $0 in the trust account respectively.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consists of legal, accounting, underwriting fees and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering cost amounted to $3,803,330 which was charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for the payment of interest and penalties as of December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
The Company has identified the United States as its only major tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, the Class A common stock is subject to possible redemption and is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital (to the extent available) and accumulated deficit.
At December 31, 2022, the Class A common stock subject to possible redemption reflected in the balance sheet is reconciled in the following table:
Gross proceeds	$115,000,000
Less:
Proceeds allocated to Public Warrants	(850,000)
Proceeds allocated to Rights	(6,920,000)
Total offering costs	(3,803,330)
Add:
Warrants issuance cost	94,647
Rights issuance cost	237,904
Accretion of carrying value to redemption value	13,387,011
Class A common stock subject to possible redemption	$117,146,232
Net Income (Loss) Per Share Common Share
The Company complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Basic income (loss) per common share is computed by dividing net income (loss)

applicable to common shareholders by the weighted average number of common shares outstanding during the period. Consistent with FASB 480, common shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been included in the calculation of income (loss) per common share for the twelve months ended December 31, 2022, and for the period from January 11, 2021 (inception) to December 31, 2021. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income (loss) per share includes the incremental number of common shares to be issued to settle warrants and rights, as calculated using the treasury method. For the periods ending December 31, 2022 and December 31, 2021 the Company did not have any dilutive warrants, rights, securities or other contracts that could potentially, be exercised or converted into common shares. As a result, diluted income (loss) per common share is the same as basic income (loss) per common share for all periods presented. Potentially diluted Class B shares subject to forfeiture upon the underwriter’s non exercise of the over-allotment option were excluded from the calculation for the period up until March 30, 2022 when the underwriters exercised the over-allotment option and those 375,000 shares were no longer subject to forfeiture.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except share amounts) for the twelve months ended December 31, 2022, and for the period from January 11, 2021 (inception) through December 31, 2021:
	For the Twelve Months Ended December 31, 2022		For the period from January 11, 2021 (inception) through December 31, 2021
	Class A, redeemable	Class A and Class B, Non-redeemable	Class A, redeemable	Class A and Class B, Non-redeemable
Basic and diluted net loss per common share
Numerator:
Allocation of net income (loss), as adjusted	$212,506	$72,219	$—	$(31,782)
Denominator:
Basic and diluted weighted average shares outstanding	8,782,192	2,984,589	—	2,700,000
Basic and diluted net income (loss) per common share	$0.02	$0.02	$—	$(0.01)
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
Warrants and Rights
The Company accounts for warrants and rights as either equity-classified or liability-classified instruments based on an assessment of the warrants and rights specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants and rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants and rights meet all of the requirements for equity classification under ASC 815, including whether the warrants and rights are indexed to the Company’s own common shares and whether the warrant and rights holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant and rights issuance and as of each subsequent quarterly period end date while the warrants and rights are outstanding.
For issued or modified warrants and rights that meet all of the criteria for equity classification, the warrants and rights are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants and rights that do not meet all the criteria for equity classification, the warrants and rights are required to be treated as liabilities, and recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants and rights are recognized as a non-cash gain or loss on the statements of operations.
The equity-linked warrants, both Public and Private warrants, and rights are considered freestanding and outside the scope of ASC 480 as they are not mandatorily redeemable, are exchanged on a fixed 1:1 ratio and do not obligate the Company to repurchase equity shares. The Company concluded that the warrants and rights are equity classified under ASC 815 as the warrants and rights are indexed in the Company’s Class A common stock.
Recent Accounting Pronouncements
In August 2020, FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on its financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3.
INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering and the underwriters’ exercise of the over-allotment option, the Company sold 11,500,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock, one right to receive one-tenth (1/10) of one share of Class A common stock, and one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4.
PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor, insiders and EBC have purchased an aggregate of 4,550,000 Private Placement Warrants at a price of $1.00 per warrant (4,050,000 private warrants by the Sponsor and 500,000 private warrants by EBC), generating total proceeds of $4,550,000 to the Company. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share.
In connection with the underwriter’s election to exercise their over-allotment option on March 30, 2022, the Company completed the private sale of an aggregate of (i) 400,500 Private Placement Warrants to the Company’s Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $400,500, and (ii) 49,500 Private Placement Warrants to EBC, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $49,500. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5.
RELATED PARTY TRANSACTIONS

Founder Shares
On January 21, 2021, the Company issued an aggregate of 2,875,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor in exchange for cash of $25,000. The Founder Shares include an aggregate of up to 375,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s overallotment is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On March 30, 2022, the underwriters exercised the over-allotment option in full.
As a result of the underwriter’s election to exercise their over-allotment option on March 30, 2022, 375,000 Founder Shares are no longer subject to forfeiture as of December 31, 2022.
The Sponsor has agreed not to, except to permitted transferees, transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the Business Combination, the Founder Shares will be released from the lock-up.
Administrative Services Agreement
Commencing on the date of the Initial Public Offering and until completion of the Company’s initial business combination or liquidation, the Company will make a payment of a monthly fee of $10,000 to the Sponsor for office space, utilities and secretarial and administrative support provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. Given the timing of the Company’s initial public offering, $90,000 has been recognized in connection with such services for the twelve months ended December 31, 2022.
Related Party Loans and Reimbursements
Other than the payment of customary fees the Company may elect to make to members of its board of directors for director service, no compensation of any kind, including finder’s and consulting fees, will be paid by the Company to the Sponsor or the Company’s executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of a Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor or the Company’s officers, directors or their affiliates.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest basis (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay such loaned amounts. If a Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from its Trust account would be used for such repayment.
Due to Sponsor
The Sponsor has paid expenses on behalf of the Company prior to the Company’s Initial Public Offering. This amount is not interest bearing and due on demand by the Sponsor. As of December 31, 2022, $476,179 was due to Sponsor, of which $90,000 relates to office space, utilities and secretarial and administrative support provided by the Sponsor. As of December 31, 2021, $355,184 was due to Sponsor.

Promissory Note — Related Party
The sponsor has agreed to loan the Company up to $300,000 in the aggregate, to be used for a portion of the expenses of the Initial Public Offering. The loans will be non-interest bearing, unsecured and due at the earlier of September 30, 2022 or the closing of the Initial Public Offering. As of December 31, 2022 and December 31, 2021, the Company has not drawn down on the promissory note.
On March 13, 2023, Melvin Xeng Thou Ong agreed to loan the Sponsor an aggregate of up to $600,000 to be used for (i) extension payments in connection with the business combination, and (ii) working capital requirements (the “Director Promissory Note”). The Director Promissory Note bears no interest and matures on the earlier of: (i) December 28, 2023, or (ii) the date that the Company consummates an initial business combination. As of the date of this Annual Report, the Company has drawn down $220,000 on the Director Promissory Note.
On March 24, 2023, the Company and Sponsor entered into a promissory pursuant to which the Sponsor agreed to loan the Company the principal sum of $900,000 to cover the extension payments in connection with the Revised Extension Deadline (the “Extension Promissory Note”). The promissory note was non-interest bearing and is payable on the earlier of (1) December 28, 2023, or (ii) the consummation of the Business Combination. As of the date of this Annual Report, the Company had drawn down on $300,000 of the promissory note.
In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans. As of December 31, 2022, the total amount due to Sponsor was $476,179, which was issued to cover working capital expenses. Subsequent to year end the Sponsor provided an additional $360,760 under the Working Capital Loan to cover working capital expenses.
NOTE 6.
COMMITMENTS & CONTINGENCIES

Registration and Stockholder Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company has granted the underwriter a 45-day option to purchase up to 1,500,000 additional Units to cover over-allotments, at the Initial Public Offering price less the underwriting discounts and commissions.
On March 30, 2022, the underwriter exercised their over-allotment option to purchase an additional 1,500,000 Units at $10.00 per Unit. The total underwriting fee paid to the underwriter at the closing of the Initial Public Offering was $2,300,000.
Business Combination Marketing Agreement
On March 23, 2022, the Company engaged EBC as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EBC a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of Initial Public Offering.
Additionally, the Company will pay EBC a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if it introduces the Company to the target business with which the Company completes a Business Combination; provided that the foregoing fee will not be paid prior to the date that is 90 days from the effective date of the Initial Public Offering, unless the Financial Industry Regulatory Authority (“FINRA”) determines that such payment would not be deemed underwriters’ compensation in connection with the Initial Public Offering pursuant to FINRA Rule 5110.
EarlyBirdCapital, Inc. Founder Shares (“EBC Founder Shares”)
On April 12, 2021 the Company issued to EBC and or designees an aggregate of 200,000 shares of Class A common stock at a price of $0.0001 per share for a total consideration of $20. The Company accounts for the fair value of the EBC Founder shares over consideration paid as offering cost of the Initial Public Offering, with a corresponding credit to stockholder’s equity.
The Company estimated the fair value of the EBC Founder Shares to be $519,415 and is recorded as an offering cost with a corresponding increase in stockholder’s equity. The Company established the initial fair value of the EBC Founder Shares on April 12, 2021, using a probability weighted model for the EBC Founder Shares. The EBC Founder Shares are classified as Level 3 at the measurement date due to the use of unobservable inputs including the probability of a business combination, the probability of the initial public offering, and other risk factors.
EBC (and/or its designees) has agreed not to transfer, assign or sell any such shares without the Company’s prior written consent until the completion of the Business Combination. In addition, EBC (and/or its designees) has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete the Business Combination within the Combination Period.
The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.
NOTE 7.
STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. On April 12, 2021, the Company issued to EBC and/or its designees an aggregate of 200,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2022, and December 31, 2021, there were 200,000 shares of Class A common stock issued and outstanding, excluding 11,500,000 and 0, shares of Class A common stock subject to possible redemption.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share, except that, prior to the completion of a Business Combination, only holders of the

Company’s Class B common stock have the right to vote on the election of directors. On January 21, 2021, the Company issued 2,875,000 shares of Class B common stock to the Sponsor, including an aggregate of up to 375,000 shares of Class B common stock that are subject to forfeiture, to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the Sponsor will own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (excluding the private placement warrants and the EBC founder shares). On March 30, 2022, the underwriter exercised their over-allotment option to purchase an additional 1,500,000 Units at $10.00 per Unit. As a result, the Founder Shares were no longer subject to forfeiture. As of December 31, 2022, and December 31, 2021 there were 2,875,000 Class B common stock issued and outstanding.
The Class B common stock will convert into Class A common stock (i) at any time, from time to time, at the option of the holder, and (ii) automatically at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders and excluding the private placement warrants and the EBC founder shares), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, officers or directors.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time after the warrants become exercisable,

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third trading day prior to the notice of redemption to warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor, our initial stockholders or such affiliates, without taking into account any founder shares held by the Sponsor, initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value or the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value or the Newly Issued Price.
NOTE 8.
CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. Accordingly, as of December 31, 2022, and December 31, 2021, 11,500,000 and 0 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity (deficit) section of the Company’s balance sheet.
NOTE 9.
FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and December 31, 2021 indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	Level	December 31, 2022	December 31, 2021
Assets:
Investments held in Trust Account	1	$117,724,476	$—
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels for the period January 11, 2021 (inception) through December 31, 2021 and the period from January 1, 2022 through December 31, 2022.
Level 1 instruments include the Investments held in the Trust Account. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
NOTE 10.
RIGHTS

Each holder of a right will automatically receive one-tenth (1/10) of one Class A common stock upon consummation of our initial business combination, even if the holder of a Public Right redeemed all Class A common stock held by him, her or it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional Class A common stock upon consummation of an initial business combination. The Class A common stock issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours).
We will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporations Law, and any rounding down and extinguishment may be done with or without any in lieu cash payment or other compensation being made to the holder of the relevant Public Rights. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination.
If we are unable to complete an initial business combination within the Combination Period and we liquidate the funds held in the trust account, holders of Public Rights will not receive any of such funds for their Public Rights and the Public Rights will expire worthless.
NOTE 11.
TAXES

	For the year ended December 31, 2022	For the period from January 11, 2021 (inception) through December 31, 2021
Deferred tax assets:	—	—
Start-up costs	$180,281	$—
Total deferred tax assets	180,281	—
Valuation Allowance	(180,281)	—
Deferred tax asset, net of allowance	$—	$—

	For the year ended December 31, 2022	For the period from January 11, 2021 (inception) through December 31, 2021
Federal	—	—
Current	$303,890	$—
Deferred	(180,281)	—
State and local	—	—
Current	—	—
Deferred	—	—
Change in valuation allowance	180,281	—
Income tax provision	$303,890	$—
As of December 31, 2022, the Company had no U.S. federal operating loss carryovers.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period ended December 31, 2022, the change in the valuation allowance was $180,281.
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
For the Year Ended December 31, 2022
U.S. federal statutory rate	21.0%
Valuation allowance	30.6%
Income tax provision	51.6%
The effective tax rate differs from the statutory tax rate of 21% for the year ended December 31, 2022, due to the valuation allowance recorded on the Company’s organizational costs. The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities.
NOTE 12.
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, other than as described herein or below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On March 24, 2023 the Company held a special meeting of stockholders, at which time the holders properly elected to redeem an aggregate of 7,391,973 Class A Common Stock at a redemption price of approximately $10.29 per share, for an aggregate redemption amount of $76,054,240. Following the Redemption, $42,266,506 will remain in the RFAC trust account. At the special meeting the Company’s stockholders approved the proposal to amend the Company’s amended and restated certificate of incorporation to give the Company the right to extend the date by which it has to consummate a business combination from March 28, 2023 to December 28, 2023, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after March 28, 2023.
On March 24, 2023, the Company and Sponsor entered into a promissory pursuant to which the Sponsor agreed to loan the Company the principal sum of $900,000 to cover the extension payments in connection with the Revised Extension Deadline. The promissory note was non-interest bearing and is payable on the earlier of (1) December 28, 2023, or (ii) the consummation of the Business Combination. As of the date of this Annual Report, the Company had drawn down on $300,000 of the promissory note.
On March 27, 2023, we deposited $300,000 into the trust account in order to effect the extension of the termination date, from March 28, 2023 to December 28, 2023 (the “Extension”), and may deposit an additional $600,000 into the trust account for a subsequent extension, from March 23, 2023 to December 28, 2023, that we may need to complete an initial business combination. Subsequent to year end the Sponsor provided an additional $360,760 under the Working Capital Loan to cover working capital expenses.

RF ACQUISITION CORP.
CONDENSED BALANCE SHEETS
(UNAUDITED)
	September 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets
Cash	$4,066	$19,759
Prepaid expenses – current	131,142	283,400
Total Current Assets	135,208	303,159
Prepaid expenses – non-current	—	61,403
Investments held in Trust Account	43,965,387	117,724,476
TOTAL ASSETS	$44,100,595	$118,089,038
LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$892,588	$140,312
Franchise tax payable	28,750	174,355
Income tax payable	433,144	303,890
Excise tax payable	760,542	—
Promissory note – related party	793,000	—
Due to sponsor	1,091,929	476,179
Total Liabilities	3,999,953	1,094,736
Commitments and Contingencies (Note 6)
Class A common stocks, 4,108,027 and 11,500,000 shares subject to possible redemption at September 30, 2023 and December 31, 2022, respectively	43,403,493	117,146,232
Stockholders’ Deficit
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2023 and December 31, 2022	—	—
Class A Common Stock, $0.0001 par value; 380,000,000 shares authorized; 3,075,000 and 200,000 shares issued and outstanding (excluding 4,108,027 and 11,500,000 shares subject to redemption) at September 30, 2023 and December 31, 2022, respectively(1)	308	20
Class B Common Stock, $0.0001 par value; 20,000,000 shares authorized; 0 and 2,875,000 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively(1)	—	288
Additional paid-in capital	—	—
Accumulated Deficit	(3,303,159)	(152,238)
Total Stockholders’ Deficit	(3,302,851)	(151,930)
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT	$44,100,595	$118,089,038

(1)
On June 26, 2023 the Company converted all issued and outstanding shares of Class B Common Stock to Class A Common Stock on a one-for-one basis.

The accompanying notes are an integral part of the unaudited condensed financial statements.

RF ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022
Formation costs and other operating expenses	$331,438	$282,791	$1,696,605	$556,993
Loss from operations	(331,438)	(282,791)	(1,696,605)	(556,993)
Other income (expense):
Interest income	488,791	540,805	2,213,586	697,103
Franchise tax expenses	(50,000)	(50,000)	(150,996)	(149,365)
Tax underpayment penalty	—	—	(11,719)	—
Total other income, net	438,791	490,805	2,050,871	547,738
Income (loss) before income taxes	107,353	208,014	354,266	(9,255)
Provision for income taxes	(92,146)	(115,025)	(433,144)	(115,025)
Net income (loss)	$15,207	$92,989	$(78,878)	$(124,280)
Weighted average shares outstanding of Class A common shares, redeemable	4,108,027	11,500,000	6,626,172	7,879,562
Basic and diluted net income (loss) per share, Class A common shares, redeemable	$0.00	$0.01	$(0.01)	$(0.01)
Weighted average shares outstanding, Class A and Class B common shares, non-redeemable	3,075,000	3,075,000	3,075,000	2,953,193
Basic and diluted net income (loss) per share, Class A and Class B common shares, non-redeemable	$0.00	$0.01	$(0.01)	$(0.01)
The accompanying notes are an integral part of the unaudited condensed financial statements.

RF ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(UNAUDITED)
	Class A Common Shares		Class B Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	200,000	$20	2,875,000	$288	$—	$(152,238)	$(151,930)
Accretion of Class A common stock subject to possible redemption	—	—	—	—	—	(1,222,548)	(1,222,548)
Net income for the period	—	—	—	—	—	150,388	150,388
Balance – March 31, 2023 (unaudited)	200,000	$20	2,875,000	$288	$—	$(1,224,398)	$(1,224,090)
Accretion of Class A common stock subject to possible redemption	—	—	—	—	—	(442,308)	(442,308)
Net loss for the period	—	—	—	—	—	(244,473)	(244,473)
Excise tax on stockholder redemption	—	—	—	—	—	(760,542)	(760,542)
Conversion of Class B common stock to Class A common stock	2,875,000	288	(2,875,000)	(288)	—	—	—
Balance – June 30, 2023 (unaudited)	3,075,000	$308	—	$—	$—	$(2,671,721)	$(2,671,413)
Accretion of Class A common stock subject to possible redemption	—	—	—	—	—	(646,645)	(646,645)
Net income for the period	—	—	—	—	—	15,207	15,207
Balance – September 30, 2023 (unaudited)	3,075,000	$308	—	$—	$—	$(3,303,159)	$(3,302,851)
The accompanying notes are an integral part of the unaudited condensed financial statements.

RF ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
(UNAUDITED)
	Class A Common Shares		Class B Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	200,000	$20	2,875,000	$288	$24,712	$(31,782)	$(6,762)
Accretion of Class A common stock to redemption amount	—	—	—	—	(12,390,780)	—	(12,390,780)
Recoverable expenses paid	—	—	—	—	(24,766)	—	(24,766)
Costs related to issuance of EBC shares	—	—	—	—	519,415	—	519,415
Proceeds allocated to Public Warrants	—	—	—	—	850,000	—	850,000
Proceeds allocated to Rights	—	—	—	—	6,920,000	—	6,920,000
Warrants issuance costs	—	—	—	—	(94,647)	—	(94,647)
Rights issuance costs	—	—	—	—	(237,903)	—	(237,903)
Amount received on sale of private warrants	—	—	—	—	5,000,000	—	5,000,000
Net loss for the period	—	—	—	—	—	(48,269)	(48,269)
Balance – March 31, 2022 (unaudited)	200,000	$20	2,875,000	$288	$566,031	$(80,051)	$486,288
Proceeds from issuance of founder shares to Sponsor	—	—	—	—	25,020		25,020
Net loss for the period	—	—	—	—	—	(169,000)	(169,000)
Balance – June 30, 2022 (unaudited)	200,000	$20	2,875,000	$288	$591,051	$(249,051)	$342,308
Accretion of Class A common stock subject to possible redemption	—	—	—	—	(279,515)		(279,515)
Net loss for the period	—	—	—	—	—	92,989	92,989
Balance – September 30, 2022 (unaudited)	200,000	$20	2,875,000	$288	$311,535	$(156,062)	$155,782
The accompanying notes are an integral part of the unaudited condensed financial statements.

RF ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Nine Months Ended September 30, 2023	For the Nine Months Ended September 30, 2022
Cash Flows from Operating Activities:
Net income (loss)	$(78,878)	$(124,280)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on Investments held in trust Account	(2,213,586)	(697,103)
Changes in operating assets and liabilities:
Prepaid expenses	213,661	(417,228)
Accounts payable and accrued expenses	752,276	(373,121)
Due to sponsor	90,000	60,000
Income tax payable	129,254	115,025
Franchise tax payable	(145,605)	99,457
Net cash used in operating activities	$(1,252,878)	$(1,337,250)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(700,000)	(116,150,000)
Trust account withdrawal	76,054,240	71,983
Trust account withdrawal for tax payments	618,435	—
Net cash provided by (used in) investing activities	$75,972,675	$(116,078,017)
Cash Flows from Financing Activities:
Proceeds from issuance of founder shares to Sponsor	—	25,020
Proceeds from promissory note – related party	793,000	—
Proceeds from Sponsor for working capital	525,750	—
Proceeds from sale of Units, net of underwriting discounts paid	—	112,700,000
Recoverable expenses paid	—	(24,766)
Proceeds from sale of Private Placement Warrants	—	5,000,000
Payment to Redeeming Shareholders	(76,054,240)	—
Net cash provided by (used in) financing activities	$(74,735,490)	$117,700,254
Net Change in Cash	(15,693)	284,987
Cash – Beginning of period	19,759	—
Cash – End of period	$4,066	$284,987
Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$—	$346,861
Offering costs included in due to sponsor	$—	$30,995
Accretion of Class A common stock subject to possible redemption	$2,311,501	$279,515
Excise tax payable	760,542	—
Supplemental cash flow information:
Cash paid for income taxes	$303,890	$—
Cash paid for franchise taxes	$296,601	$—
The accompanying notes are an integral part of the unaudited condensed financial statements.

RF ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1.
DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS, AND GOING CONCERN

RF Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on January 11, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search for an initial business combination on companies that are within the financial services, media, technology, retail, interpersonal communication, transportation, and education sectors. The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of September 30, 2023, the Company had not yet commenced any operations. All activity for the period from January 11, 2021 (inception) through September 30, 2023, relates to the Company’s formation and the initial public offering (“the Initial Public Offering”) which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on March 23, 2022. On March 28, 2022, the Company consummated the Initial Public Offering of 10,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $100,000,000, which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated (i) the sale of 4,050,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to RF Dynamic LLC (the “Sponsor”), generating gross proceeds of $4,050,000, which is described in Note 4 , and (ii) the sale of 500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to EBC, generating gross proceeds of $500,000.
On March 30, 2022, the underwriter exercised their over-allotment option, resulting in an additional 1,500,000 Units issued for an aggregate amount of $15,000,000. In connection with the underwriter’s exercise of their over-allotment option, the Company also completed the private sale of an aggregate of (i) 400,500 Private Placement Warrants to the Company’s Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $400,500, and (ii) 49,500 Private Placement Warrants to EBC, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $49,500.
Transaction costs amounted to $3,803,330, consisting of $2,300,000 of underwriting fees and $1,503,330 of other offering costs. In addition, at September 30, 2023, cash of $4,066 was held outside of the Trust Account (as defined below) and is available for working capital purposes.
Following the closing of the Initial Public Offering on March 28, 2022 and the exercise of the over-allotment option on March 30, 2022, an amount of $116,150,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting the certain conditions under Rule 2a-7 of the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.
On March 24, 2023, a special meeting was held where the Company’s shareholders approved a proposal (the “Extension Amendment” or “Extension Amendment Proposal”) to amend the Company’s amended and restated certificate of incorporation to give the Company the right to extend the date by which it has to consummate a business combination from March 28, 2023 to December 28, 2023, composed of an initial three-month extension and six subsequent one-month extensions, for a total of up to nine months after March 28, 2023, by depositing into the Trust Account (A) for the initial three-month extension, the lesser of (i) $300,000 or (ii) $0.12 for each share of the Company’s Class A Common Stock not redeemed in connection with the Charter Amendment Proposal, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $100,000 or (ii) $0.04 for each share of Class A Common Stock not redeemed in connection with the Extension Amendment Proposal, until December 28, 2023 in exchange for a noninterest bearing, unsecured promissory note payable upon consummation of a business combination. In connection therewith the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 7,391,973 shares of Class A common stock exercised their right to redemption at a per share redemption price of approximately $10.29. On April 3, 2023, a total of $76,054,240 in redemption payments were made in connection with this redemption. Following the redemption, the Company had a total of 4,108,027 shares of Class A common stock outstanding.
Additionally, on June 26, 2023, the Company’s board of directors unanimously consented to the conversion of the Company’s shares of Class B common stock to shares of Class A common stock on a one-for one basis. On June 26, 2023, RF Dynamic LLC, the sole holder of Class B common stock, also consented to the conversion of the Company’s Class B Common Stock to shares of Class A common stock on a one-for-one basis. On July 7, 2023, the Company instructed its transfer agent to initiate the conversion of the shares of Class B common stock to shares of Class A common stock. An aggregate of 2,875,000 shares of Class B common stock with a par value of $0.0001 per share was converted into 2,875,000 shares of Class A common stock with a par value of $0.0001.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes and excluding the amount of certain advisory fees payable to EBC) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will provide the holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.10 per Public Share).
If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
The Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group”(as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.
The holders of the Founder Shares (as defined below) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within the extended deadline of December 28, 2023 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity
At September 30, 2023, the Company had $4,066 of cash and negative working capital of $3,864,745.
The Company’s liquidity needs up to March 28, 2022 had been satisfied through a payment from the Sponsor of $25,000 (see Note 5) for the Founder Shares to cover certain offering costs. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans, as defined below (see Note 5). As of September 30, 2023, there were no amounts outstanding under any Working Capital Loans.
Prior to the completion of the Initial Public Offering, the Company lacked the liquidity it needed to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. The Company has since competed its Initial Public Offering at which time capital in excess of the funds deposited in the Trust Account and/or used to fund offering expenses was released to the Company for general working capital purposes.
On March 27, 2023, the Company deposited $300,000 into the trust account in order to effect the first extension of the Revised Extension Deadline, which extended the deadline to consummate the Business Combination by an initial three months. Pursuant to the terms of the Second Amended and Restated Certificate of Incorporation, the Company has from March 28, 2023 to December 28, 2023 to consummate the Business Combination. This extension period is comprised of an initial three month extension and six subsequent one-month extensions, for a total of up to nine months, by depositing into the Trust Account (A) for the initial three (3) month extension, the lesser of (i) $300,000 or (ii) $0.12 for each Class A Common Stock not redeemed in connection with the extension, and (B) for each of the six subsequent one-month extensions, the lesser of (i) $100,000 or (ii) $0.04 for each Class A Common Stock not redeemed in connection with the extension until December 28, 2023 in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination. In June of 2023, the Company deposited $100,000 into the trust account in order to effect the first subsequent one month extension. On July 27, 2023, the Company deposited $100,000 into the Trust Account in order to effect the second subsequent one month extension of the Revised Extension Deadline, which extended the deadline to consummate the Business Combination to August 28, 2023. On August 25, 2023, the Company deposited $100,000 into the Trust Account in order to effect the third subsequent one month extension of the Revised Extension Deadline, which extended the deadline to consummate the Business Combination to September 28, 2023. On September 28, 2023 and October 30, 2023, the Company deposited $100,000 into the Trust Account in order to effect the fourth and fifth subsequent one month extensions of the Revised Extension Deadline, which extended the deadline to consummate the Business Combination to November 28, 2023.
Our ability to consummate any business combination is dependent on a variety of factors, many of which are beyond our control. If the Company does not consummate a business combination by December 28, 2023, the Company may seek additional shareholder approval to further extend the deadline to consummate a business combination. The Company intends to hold another special meeting of the stockholders to approve the “Second Extension Amendment Proposal” which, if approved, will further extend the Extended Date to December 28, 2024, only if the business combination is not consummated by the Extended Date. If the Company does not complete a business combination by the Extended Date (as may be further extended by the Second Extension Amendment, if approved), it shall cease operations and liquidate.
In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.”, the Company has until December 28, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by the specified period. If a Business Combination is not consummated by December 28, 2023, there will be a mandatory liquidation and subsequent dissolution.
The Company’s evaluation of its working capital, along with, the liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. On March 24, 2023, a special meeting was held where the Company approved the Extension Amendment, extending the date by which the Company must consummate a business combination. In connection the stockholders of record were provided the opportunity to exercise their redemption rights. Holders of 7,391,973 shares of Class A common stock exercised their right to redemption at a per share redemption price of approximately $10.29. On April 3, 2023, a total of $76,054,240 in redemption payments were made in connection with this redemption. Following the redemption, the Company recorded $760,542 of excise tax expense and excise tax payable related to the redemption.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
NOTE 2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on April 26, 2023. The interim results for the nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Credit and Inflation Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. In addition, inflation has been increasing in recent periods and is expected to continue to be volatile in the future. Our investment portfolio may experience the risk of realized losses on our short-term investments if we were to sell before maturity due to the market volatility caused by increased interest rates. At September 30, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” equal or approximate the carrying amounts represented in the balance sheet, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,066 and $19,759 cash and cash equivalents as of September 30, 2023 and December 31, 2022, respectively.
Investments Held in Trust Account
The Company’s portfolio of investments held in trust consists solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these investments are included in income earned on investments in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. In April of 2023 the Company’s trust balance was moved to an interest-bearing bank deposit account. At September 30, 2023 and December 31, 2022, the Company had $43,965,387 and $117,724,476 in the trust account respectively.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Offering Costs Associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consists of legal, accounting, underwriting fees and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering cost amounted to $3,803,330 which was charged to stockholders’ equity upon the completion of the Initial Public Offering.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for the payment of interest and penalties as of September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s effective income tax rate was 85.83% and 122.27% for the three and nine months ended September 30, 2023, respectively and 55.30% and -1,242.84% for the three and nine months ended September 30, 2022, respectively. The Company’s effective tax rate differed from the statutory rate of 21% primarily due to transaction costs incurred after the bright-line date and the valuation allowance on the company’s organizational costs.
The Company has identified the United States as its only major tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, the Class A common stock is subject to possible redemption and is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital (to the extent available) and accumulated deficit.
At September 30, 2023, the Class A common stock subject to possible redemption reflected in the balance sheet is reconciled in the following table:
Gross proceeds	$115,000,000
Less:
Proceeds allocated to Public Warrants	(850,000)
Proceeds allocated to Rights	(6,920,000)
Total offering costs	(3,803,330)
Add:
Warrants issuance cost	94,647
Rights issuance cost	237,904
Accretion of carrying value to redemption value	13,387,011
Class A common stock subject to possible redemption at December 31, 2022	$117,146,232
Less:
Stockholder redemption of 7,391,973 shares at redemption value	(76,054,240)
Add:
Accretion of carrying value to redemption value	2,311,501
Class A common stock subject to possible redemption at September 30, 2023	$43,403,493

Net Income (Loss) Per Share Common Share
The Company complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Basic income (loss) per common share is computed by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period. Consistent with FASB 480, common shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been included in the calculation of income (loss) per common share for the three and nine months ended September 30, 2023 and September 30, 2022. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income (loss) per share includes the incremental number of common shares to be issued to settle warrants and rights, as calculated using the treasury method. For the three and nine months ending September 30, 2023 and September 30, 2022 the Company did not have any dilutive warrants, rights, securities or other contracts that could potentially, be exercised or converted into common shares. As a result, diluted income (loss) per common share is the same as basic income (loss) per common share for all periods presented. Potentially diluted Class B shares subject to forfeiture upon the underwriter’s non exercise of the over-allotment option were excluded from the calculation for the period up until March 30, 2022 when the underwriters exercised the over-allotment option and those 375,000 shares were no longer subject to forfeiture.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except share amounts) for the three and nine months ended September 30, 2023, and September 30, 2022:
	For the Three Months Ended September 30, 2023		For the Nine Months Ended September 30, 2023		For the Three Months Ended September 30, 2022		For the Nine Months Ended September 30, 2022
	Class A, redeemable	Class A and Class B, Non-redeemable	Class A, redeemable	Class A and Class B, Non-redeemable	Class A, redeemable	Class A and Class B, Non-redeemable	Class A, redeemable	Class A and Class B, Non-redeemable
Basic and diluted net loss per common share
Numerator:
Allocation of net income (loss), as adjusted	$8,697	$6,510	$(53,876)	$(25,002)	$73,370	$19,619	$(90,399)	$(33,881)
Denominator:
Basic and diluted weighted average shares outstanding	4,108,027	3,075,000	6,626,172	3,075,000	11,500,000	3,075,000	7,879,562	2,953,193
Basic and diluted net income (loss) per common share	$0.00	$0.00	$(0.01)	$(0.01)	$0.01	$0.01	$(0.01)	$(0.01)
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrants and Rights
The Company accounts for warrants and rights as either equity-classified or liability-classified instruments based on an assessment of the warrants and rights specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants and rights are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants and rights meet all of the requirements for equity classification under ASC 815, including whether the warrants and rights are indexed to the Company’s own common shares and whether the warrant and rights holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant and rights issuance and as of each subsequent quarterly period end date while the warrants and rights are outstanding.
For issued or modified warrants and rights that meet all of the criteria for equity classification, the warrants and rights are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants and rights that do not meet all the criteria for equity classification, the warrants and rights are required to be treated as liabilities and recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants and rights are recognized as a non-cash gain or loss on the statements of operations.
The equity-linked warrants, both Public and Private warrants, and rights are considered freestanding and outside the scope of ASC 480 as they are not mandatorily redeemable, are exchanged on a fixed 1:1 ratio and do not obligate the Company to repurchase equity shares. The Company concluded that the warrants and rights are equity classified under ASC 815 as the warrants and rights are indexed in the Company’s Class A common stock.
Recent Accounting Pronouncements
In August 2020, FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06  amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on its financial statements.
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 3.
INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering and the underwriters’ exercise of the over-allotment option, the Company sold 11,500,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock, one right to receive one-tenth (1/10) of one share of Class A common stock, and one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).
NOTE 4.
PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor, insiders and EBC have purchased an aggregate of 4,550,000 Private Placement Warrants at a price of $1.00 per warrant (4,050,000 private warrants by the Sponsor and 500,000 private warrants by EBC), generating total proceeds of

$4,550,000 to the Company. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share.
In connection with the underwriter’s election to exercise their over-allotment option on March 30, 2022, the Company completed the private sale of an aggregate of (i) 400,500 Private Placement Warrants to the Company’s Sponsor, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $400,500, and (ii) 49,500 Private Placement Warrants to EBC, at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds of $49,500. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5.
RELATED PARTY TRANSACTIONS

Founder Shares
On January 21, 2021, the Company issued an aggregate of 2,875,000 shares of Class B common stock (the “Founder Shares”) to the Sponsor in exchange for cash of $25,000. The Founder Shares include an aggregate of up to 375,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s overallotment is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On March 30, 2022, the underwriters exercised the over-allotment option in full.
As a result of the underwriter’s election to exercise their over-allotment option on March 30, 2022, 375,000 Founder Shares are no longer subject to forfeiture as of September 30, 2023.
The Sponsor has agreed not to, except to permitted transferees, transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) the date on which the Company completes a liquidation, merger, capital stock exchange or similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the Business Combination, the Founder Shares will be released from the lock-up.
On June 26, 2023, the Company’s board of directors unanimously consented to the conversion of the Company’s shares of Class B common stock to shares of Class A common stock on a one-for one basis. On June 26, 2023, RF Dynamic LLC, the sole holder of Class B common stock, also consented to the conversion of the Company’s Class B Common Stock to shares of Class A common stock on a one-for-one basis. On July 7, 2023, the Company instructed its transfer agent to initiate the conversion of the shares of Class B common stock to shares of Class A common stock. An aggregate of 2,875,000 shares of Class B common stock with a par value of $0.0001 per share was converted into 2,875,000 shares of Class A common stock with a par value of $0.0001.
Administrative Services Agreement
Commencing on the date of the Initial Public Offering and until completion of the Company’s initial business combination or liquidation, the Company will make a payment of a monthly fee of $10,000 to the Sponsor for office space, utilities and secretarial and administrative support provided to the Company. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2023, $30,000 and $90,000 had been incurred and unpaid, respectively. For the three and nine months ended September 30, 2022, $30,000 and $60,000 had been incurred and unpaid, respectively.

Related Party Loans and Reimbursements
Other than the payment of customary fees the Company may elect to make to members of its board of directors for director service, no compensation of any kind, including finder’s and consulting fees, will be paid by the Company to the Sponsor or the Company’s executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of a Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor or the Company’s officers, directors or their affiliates.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required on a non-interest basis (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay such loaned amounts. If a Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from its Trust account would be used for such repayment.
Due to Sponsor
The Sponsor has paid expenses on behalf of the Company prior to the Company’s Initial Public Offering. This amount is not interest bearing and due on demand by the Sponsor. As of September 30, 2023, $1,091,929 was due to Sponsor, of which $180,000 relates to office space, utilities and secretarial and administrative support provided by the Sponsor and the remaining was used for working capital expenses. As of December 31, 2022, $476,179 was due to the Sponsor, of which $90,000 relates to office space, utilities and secretarial and administrative support provided by the Sponsor the remaining was used for working capital expenses.
Promissory Note — Related Party
The sponsor has agreed to loan the Company up to $300,000 in the aggregate, to be used for a portion of the expenses of the Initial Public Offering. The loans will be non-interest bearing, unsecured and due at the earlier of September 30, 2022 or the closing of the Initial Public Offering. As of September 30, 2023 and December 31, 2022 the Company has not drawn down on the promissory note.
On March 13, 2023, a Director of the Company, Melvin Xeng Thou Ong agreed to loan the Company an aggregate of up to $600,000 to be used for (i) extension payments in connection with the business combination, and (ii) working capital requirements (the “Director Promissory Note”). On June 24, 2023, the Director Promissory note was amended and restated to increase the principal amount of the note to $1,200,000. The Director Promissory Note bears no interest and matures on the later of: (i) December 28, 2023, or (ii) the date that the Company consummates an initial business combination. As of September 30, 2023, the Company has drawn down $793,000 on the Director Promissory Note.
On March 24, 2023, the Company and Sponsor entered into a promissory note pursuant to which the Sponsor agreed to loan the Company the principal sum of $900,000 to cover the extension payments in connection with the Revised Extension Deadline (the “Extension Promissory Note”). The promissory note was non-interest bearing and is payable on the earlier of (1) December 28, 2023, or (ii) the consummation of the Business Combination. As of September 30, 2023, the Company had not drawn on the promissory note.
In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans.

NOTE 6.
COMMITMENTS & CONTINGENCIES

Registration and Stockholder Rights
The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to our Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company has granted the underwriter a 45-day option to purchase up to 1,500,000 additional Units to cover over-allotments, at the Initial Public Offering price less the underwriting discounts and commissions.
On March 30, 2022, the underwriter exercised their over-allotment option to purchase an additional 1,500,000 Units at $10.00 per Unit. The total underwriting fee paid to the underwriter at the closing of the Initial Public Offering was $2,300,000.
Business Combination Marketing Agreement
On March 23, 2022, the Company engaged EBC as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EBC a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of Initial Public Offering.
Additionally, the Company will pay EBC a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if it introduces the Company to the target business with which the Company completes a Business Combination; provided that the foregoing fee will not be paid prior to the date that is 90 days from the effective date of the Initial Public Offering, unless the Financial Industry Regulatory Authority (“FINRA”) determines that such payment would not be deemed underwriters’ compensation in connection with the Initial Public Offering pursuant to FINRA Rule 5110.
EarlyBirdCapital, Inc. Founder Shares (“EBC Founder Shares”)
On April 12, 2021 the Company issued to EBC and or designees an aggregate of 200,000 shares of Class A common stock at a price of $0.0001 per share for a total consideration of $20. The Company accounts for the fair value of the EBC Founder shares over consideration paid as offering cost of the Initial Public Offering, with a corresponding credit to stockholder’s equity.
The Company estimated the fair value of the EBC Founder Shares to be $519,415 and is recorded as an offering cost with a corresponding increase in stockholder’s equity. The Company established the initial fair value of the EBC Founder Shares on April 12, 2021, using a probability weighted model for the EBC Founder Shares. The EBC Founder Shares are classified as Level 3 at the measurement date due to the use of unobservable inputs including the probability of a business combination, the probability of the initial public offering, and other risk factors.
EBC (and/or its designees) has agreed not to transfer, assign or sell any such shares without the Company’s prior written consent until the completion of the Business Combination. In addition, EBC

(and/or its designees) has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination and (ii) to waive its rights to liquidating distributions from the trust account with respect to such shares if the Company fails to complete the Business Combination within the Combination Period.
The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.
NOTE 7.
STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. On April 12, 2021, the Company issued to EBC and/or its designees an aggregate of 200,000 shares of Class A common stock with a par value of $0.0001 per share. As of September 30, 2023 and December 31, 2022, there was 3,075,000 and 200,000 shares of Class A common stock issued and outstanding, excluding 4,108,027 and 11,500,000 shares of Class A common stock subject to possible redemption, respectively.
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share, except that, prior to the completion of a Business Combination, only holders of the Company’s Class B common stock have the right to vote on the election of directors. On January 21, 2021, the Company issued 2,875,000 shares of Class B common stock to the Sponsor, including an aggregate of up to 375,000 shares of Class B common stock that are subject to forfeiture, to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the Sponsor will own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (excluding the private placement warrants and the EBC founder shares). On March 30, 2022, the underwriter exercised their over-allotment option to purchase an additional 1,500,000 Units at $10.00 per Unit. As a result, the Founder Shares were no longer subject to forfeiture.
The Class B common stock will convert into Class A common stock (i) at any time, from time to time, at the option of the holder, and (ii) automatically at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders and excluding the private placement warrants and the EBC founder shares), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, officers or directors.
On June 26, 2023, the Company’s board of directors unanimously consented to the conversion of the Company’s shares of Class B common stock to shares of Class A common stock on a one-for one basis. On

June 26, 2023, RF Dynamic LLC, the sole holder of Class B common stock, also consented to the conversion of the Company’s Class B Common Stock to shares of Class A common stock on a one-for-one basis. On July 7, 2023, the Company instructed its transfer agent to initiate the conversion of the shares of Class B common stock to shares of Class A common stock. An aggregate of 2,875,000 shares of Class B common stock with a par value of $0.0001 per share was converted into 2,875,000 shares of Class A common stock with a par value of $0.0001. As of September 30, 2023 and December 31, 2022, there were 0 and 2,875,000 Class B common stock issued and outstanding.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
at any time after the warrants become exercisable,

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder;

•
if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third trading day prior to the notice of redemption to warrant holders; and

•
if, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor, our initial stockholders or such affiliates, without taking into account any founder shares held by the Sponsor, initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value or the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value or the Newly Issued Price.
NOTE 8.
CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. Accordingly, as of September 30, 2023 and December 31, 2022, 4,108,027 and 11,500,000 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.
NOTE 9.
FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	Level	September 30, 2023	December 31, 2022
Assets:
Investments held in Trust Account	1	$43,965,387	$117,724,476
Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels for the nine-month period ending September 30, 2023 and the period from January 1, 2022, through December 31, 2022.
Level 1 instruments include the Investments held in the Trust Account. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.
NOTE 10.
RIGHTS

Each holder of a right will automatically receive one-tenth (1/10) of one Class A common stock upon consummation of our initial business combination, even if the holder of a Public Right redeemed all Class A common stock held by him, her or it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive his, her or its additional Class A common stock upon consummation of an initial business combination. The Class A common stock issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of ours).
We will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporations Law, and any rounding down and extinguishment may be done with or without any in lieu cash payment or other compensation being made to the holder of the relevant Public Rights. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination.
If we are unable to complete an initial business combination within the Combination Period and we liquidate the funds held in the trust account, holders of Public Rights will not receive any of such funds for their Public Rights and the Public Rights will expire worthless.
NOTE 11.
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, other than below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, except for the following.
On October 6, 2023, the Company Sponsor provided an additional $120,000 to cover working capital expenses.
On October 18, 2023, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with GCL Global Holdings Ltd, a Cayman Islands exempted company (“GCL”). On the terms and subject to the conditions set forth in the Merger Agreement, the parties thereto will enter into a business combination transaction pursuant to which, among other things, GCL will form a Cayman Islands exempted company limited by shares (“Merger Sub 1”), to be a direct wholly owned subsidiary of GCL, which will merge with and into GCL Global Limited, a Cayman Islands exempted company (the “Initial Merger”), the separate existence of Merger Sub 1 will cease and GCL Global will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of GCL, and (b) GCL will form a Delaware corporation (“Merger Sub 2”), to be a direct wholly owned subsidiary of GCL, which will merge with and into the Company, the separate existence of Merger Sub 2 will cease and the Company will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of GCL (the “SPAC Merger”). Collectively, the Initial Merger and the SPAC Merger will be the business combination.
On October 30, 2023 the Company deposited $100,000 into the Trust Account in order to effect the fifth subsequent one month extensions of the Revised Extension Deadline, which extended the deadline to consummate the Business Combination to November 28, 2023.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
Consolidated Financial Statements
As of and for the years ended
March 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of GCL Global Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of GCL Global Limited (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP
We have served as the Company’s auditor since 2023.
New York, NY
February 23, 2024

GCL GLOBAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in U.S dollar, except for the number of shares)
	March 31, 2023	March 31 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,543,045	$3,236,490
Restricted cash	1,288,561	1,245,000
Accounts receivable, net	17,011,647	8,588,851
Amount due from related parties	2,132,520	457,927
Inventories, net	3,072,146	2,994,977
Other receivables and other current assets, net	940,819	341,741
Prepayments, net	2,250,024	2,662,029
Prepayments, a related party	—	1,525,280
Total current assets	29,238,762	21,052,295
NONCURRENT ASSETS
Property and equipment, net	634,241	394,770
Definite-lived intangible assets, net	4,224,098	—
Indefinite-lived intangible assets	10,535,805	2,600,957
Goodwill	2,047,154	—
Long-term investment	71,045	—
Operating leases right-of-use assets	826,619	843,703
Operating leases right-of-use assets, related parties	—	3,396
Finance leases right-of-use assets	151,353	105,842
Deferred tax assets	94,898	40,730
Total noncurrent assets	18,585,213	3,989,398
TOTAL ASSETS	$47,823,975	$25,041,693
LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank loans, current	$9,381,560	$2,454,180
Accounts payable	8,532,507	4,558,881
Accounts payables, related parties	4,065,721	1,912,120
Contract liabilities	363,726	433,924
Other payables and accrued liabilities	484,573	188,758
Operating lease liabilities, current	488,760	491,967
Operating lease liabilities, current, a related party	—	3,363
Contingent consideration for acquisition, current	759,000	—
Finance lease liabilities, current	28,486	16,963
Amount due to related parties	24,615	20,407
Tax payables	969,301	511,950
Total current liabilities	25,098,249	10,592,513
NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	336,286	344,824
Finance lease liabilities, non-current	88,510	59,304
Bank loans, non-current	837,564	1,423,302
Deferred tax liabilities	609,573	6,741
Contingent consideration for acquisition, non-current	3,534,000	—
Total non-current liabilities	5,405,933	1,834,171
TOTAL LIABILITIES	30,504,182	12,426,684
COMMITMENTS AND CONTINGENCIES
MEZZANINE EQUITY
Ordinary shares subject to possible redemption, 115,000 shares at conversion value of $1.43 per share	163,905	163,905
SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 150,000,000 shares authorized, 25,896,000 shares* issued and outstanding as of March 31, 2023 and 2022	2,590	2,590
Additional paid-in capital	1,102,505	1,102,505
Retained earnings	13,311,878	11,325,759
Accumulated other comprehensive loss	(28,860)	(3,524)
TOTAL GCL Global Limited shareholders’ equity	14,388,113	12,427,330
Non-controlling interests	2,767,775	23,774
TOTAL SHAREHOLDERS’ EQUITY	17,155,888	12,451,104
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$47,823,975	$25,041,693

*
Giving retroactive effect to reorganization on February 14, 2024

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Stated in U.S dollar, except for the number of shares)
	For the Years Ended March 31,
	2023	2022
REVENUES
Revenues	$76,780,259	$65,234,073
Revenues, a related party	663,896	592,984
TOTAL REVENUES	77,444,155	65,827,057
COST OF REVENUES
Cost of revenues	(50,605,760)	(43,125,459)
Cost of revenues, a related party	(12,992,848)	(12,120,769)
TOTAL COST OF REVENUES	(63,598,608)	(55,246,228)
GROSS PROFIT	13,845,547	10,580,829
OPERATING EXPENSES
Selling and marketing	(2,689,213)	(1,083,066)
General and administrative	(7,555,613)	(5,459,138)
Total operating expenses	(10,244,826)	(6,542,204)
INCOME FROM OPERATIONS	3,600,721	4,038,625
OTHER (EXPENSE) INCOME
Other income, net	283,397	302,796
Gain on disposal of long-term investment, net	—	1,120,796
Interest expenses, net	(191,154)	(117,556)
Change in fair value of contingent consideration for acquisition	(932,152)	—
TOTAL OTHER (EXPENSE) INCOME, NET	(839,909)	1,306,036
INCOME BEFORE INCOME TAXES	2,760,812	5,344,661
PROVISION FOR INCOME TAXES	(620,142)	(758,136)
NET INCOME	2,140,670	4,586,525
Less: Net income attributable to non-controlling interests	154,551	23,573
NET INCOME ATTRIBUTABLE TO GCL GLOBAL LIMITED’S SHAREHOLDERS	1,986,119	4,562,952
NET INCOME	2,140,670	4,586,525
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(25,886)	(84,668)
COMPREHENSIVE INCOME	2,114,784	4,501,857
Less: total comprehensive income attributable to noncontrolling interests	154,001	23,572
Total comprehensive income attributable to GCL Global Limited’s shareholders	$1,960,783	$4,478,285
EARNING PER SHARE – BASIC AND DILUTED, ORDINARY SHARES	$0.08	$0.18
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING
Basic and diluted*	25,896,000	25,896,000

*
Giving retroactive effect to reorganization on February 14, 2024

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY
For the Years Ended March 31, 2023 and 2022
(Stated in U.S. dollar, except for the number of shares)
	Ordinary share*		Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Non-controlling interest	Total shareholders’ equity
	Shares	Par value
Balance as of March 31, 2021	25,896,000	$2,590	$1,102,505	$6,762,807	$81,143	$202	$7,949,247
Net income	—	—	—	4,562,952	—	23,573	4,586,525
Foreign currency translation adjustments	—	—	—	—	(84,667)	(1)	(84,668)
Balance as of March 31, 2022	25,896,000	2,590	1,102,505	11,325,759	(3,524)	23,774	12,451,104
Net income	—	—	—	1,986,119	—	154,551	2,140,670
Recognition of non-controlling interest from acquisition of a subsidiary	—	—	—	—	—	2,590,000	2,590,000
Foreign currency translation adjustments	—	—	—	—	(25,336)	(550)	(25,886)
Balance as of March 31, 2023	25,896,000	$2,590	$1,102,505	$13,311,878	$(28,860)	$2,767,775	$17,155,888

*
Giving retroactive effect to reorganization on February 14, 2024

The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollar, except for the number of shares)
	For the Years Ended March 31
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,140,670	$4,586,525
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	297,069	138,514
Amortization of intangible assets	517,902	—
Amortization of right of use assets – operating leases	662,748	396,312
Amortization of right of use assets – operating lease, a related party	3,396	67,352
Amortization of right of use assets – finance leases	26,556	21,281
Provision for doubtful accounts, net of recovery	334,052	172,972
Loss from disposal of property and equipment	—	25,527
Gain from disposal of long-term investment, net	—	(1,120,796)
Deferred taxes benefits	(253,166)	(34,001)
Change in fair value of contingent consideration for acquisition	932,152	—
Change in operating assets and liabilities
Accounts receivable	(8,469,244)	(5,089,417)
Accounts receivable, a related party	—	218,548
Inventories	(97,791)	(1,447,705)
Indefinite-lived intangible assets	(7,935,920)	(2,600,957)
Other receivable and other current assets	(604,789)	(98,012)
Amount due from related parties	—	(124,547)
Prepayments	438,951	(2,190,681)
Prepayments, a related party	1,525,280	(1,325,807)
Accounts payable	3,946,276	4,124,058
Accounts payable, related parties	2,153,601	563,157
Contract liabilities	(70,035)	(102,964)
Other payables and accrued liabilities	302,825	(1,705,879)
Other payables and accrued liabilities, a related party	—	(178,890)
Operating Lease Liabilities	(657,410)	(405,301)
Operating lease liability, related parties	(3,363)	(67,644)
Income tax payables	444,370	(1,427,940)
Net cash used in operating activities	(4,365,870)	(7,606,295)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(538,361)	(254,400)
Cash received from disposal of equipment	—	14,567
Repayment from third party loan	—	199,000
Proceed received from disposal of long-term investment	—	1,415,001
Cash paid in business combinations, net of cash acquired	(6,122)	—
Acquisition of long-term investment	(71,045)	—
Net cash (used in) provided by investing activities	(615,528)	1,374,168
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	8,824,486	10,231,619
Repayments to bank loans	(2,482,844)	(9,594,194)
Advances to related parties	(2,027,725)	(578,824)
Loan repayments from related parties	78,362	543,561
Principal payments of finance lease liabilities	(33,069)	(51,970)
Net cash provided by financing activities	4,359,210	550,192
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(27,696)	(87,607)
DECREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(649,884)	(5,769,542)
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF THE YEAR	4,481,490	10,251,032
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, END OF THE YEAR	$3,831,606	$4,481,490
SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$795,551	$2,220,075
Interest paid	$191,163	$117,754
SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Recognition of initial right-of-use assets and lease liabilities	$724,140	$988,999
Recognition of non-controlling interest from acquisition of a subsidiary	$2,590,000	$—
Recognition of contingent consideration for acquisition of 2Game	$4,293,000	$—
The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:
	March 31, 2023	March 31 2022
Cash and cash equivalents	2,543,045	3,236,490
Restricted cash	1,288,561	1,245,000
Total cash and cash equivalents, and restricted cash	3,831,606	4,481,490
The accompanying notes are an integral part of these consolidated financial statements.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Nature of business and organization
GCL Global Limited (“GCL Global” or the “Company”) was incorporated and registered as an exempted Company with limited liability on September 8, 2023, under the laws of the Cayman Islands. GCL Global is a holding Company and has no substantive operations other than holding all of the outstanding equities of its directly and indirectly owned subsidiaries through various recapitalizations. GCL Global and its subsidiaries are hereafter referred as the Company.
The Company, through its subsidiaries in Singapore, Malaysia, and Hong Kong, operates its business in three segments, 1) distribution of console games, 2) game publishing, and 3) media advertising service.
— Reorganization under GCL Global Pte. Ltd (“GCL Global SG”)
GCL Global SG was incorporated on July 26, 2021, under the laws of Singapore. GCL Global SG is a holding Company and has no substantive operations other than holding all of the outstanding equities of Epic SG, 4Divinity SG, 2Game, and Starlight.
On June 30, 2023, GCL Global SG completed the acquisition of 100% of the equity interests in Titan Digital Media Pte Ltd (“Titan Digital”), which was held under common control with Grand Centrex Limited (“GCL BVI”). The transaction was executed with a consideration of SGD 10. GCL Global SG and Titan Digital are under the effective control of the same group of shareholders.
On July 18, 2023, GCL Global SG completed the acquisition of 100% of the equity interests in Epicsoft Hong Kong Limited (“Epic HK”), which was held under common control with GCL BVI. The transaction was executed with a consideration of HKD 10. GCL Global SG and Epic HK are effectively controlled by the same shareholder.
— Reorganization under GCL Global
GCL BVI was incorporated on November 16, 2018, under the laws of British Virgin Island (“BVI”). GCL BVI is a holding Company and has no substantive operations other than holding all of the outstanding equity of Epic MY after reorganization under GCL Global SG.
On February 14 , 2024, GCL BVI and GCL Global had completed a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global SG to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI becoming a 99.8%-owned subsidiary of GCL Global (the “Reorganization”).
Before and after the Reorganizations, GCL Global, together with its subsidiaries (as indicated above), is effectively controlled by the major shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The accompanying consolidated financial statements reflect the activities of GCL Global and each of the following subsidiaries as of March 31, 2023:
Name	Background	Ownership
Grand Centrex Limited (“GCL BVI”)	• A BVI Company • Incorporated on November 16, 2018 • Holding Company	99.8% owned by GCL Global
GCL Global Pte. Ltd (“GCL Global SG”)	• A Singapore Company • Incorporated on July 26, 2021 • Holding Company	100% owned by GCL Global
Titan Digital Media Pte. Ltd. (“Titan Digital”)(1)	• A Singapore Company • Incorporated on January 08, 2018 • An advertising Company that provides video production, and advertising in social media platform.	85% owned by GCL Global SG
Epicsoft Asia Pte. Ltd (“Epic SG”)	• A Singapore Company • Incorporated on September 23, 2014 • A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
Epicsoft (Hong Kong) Limited (“Epic HK”)	• A Hong Kong Company • Incorporated on April 15, 2005 • A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
4Divinity Pte. Ltd. (“4Divinity SG”)	• A Singapore Company • Incorporated on September 30, 2022 • Publishing of game software	100% owned by GCL Global SG
Epicoft Malaysia Sdn. Bhd. (“Epic MY”)	• A Malaysian Company • Incorporated on June 26, 2019 • Distribution of console game software and hardware.	100% owned by GCL BVI
2Game Digital Limited (“2Game”)	• A Hong Kong Company • Incorporated on May 11, 2022 • Distribution of console game code	51% owned by GCL Global SG
Starlight Games (HK) limited (“Starlight”)(2)	• A Hong Kong Company • Incorporated on November 08, 2019 • Distribution of console game software	100% owned by GCL Global SG

(1)
On April 12, 2023, Titan Digital acquired a 100% equity interest in Starry Jewelry from Debbie Soon

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Rui Yi (“Debbie”), the spouse of Jianhao Tan, the Chief Executive Officer (“CEO”) of Titan Digital, through issuance of 17,648 or 15% of Titan Digital’s ordinary shares to Debbie. As a result, the Company’s equity interest in Titan Digital was reduced from 100% to 85% upon completion of the acquisition of Starry Jewelry.
(2)
On July 14, 2023, Starlight was dissolved due to cease operation since September 2021.

Note 2 — Summary of significant accounting policies
Basis of presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).
Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, reserve for excess and obsolete inventory, estimates of impairment of long-lived assets and goodwill, valuation of deferred tax assets, other provisions and contingencies, contingent consideration for acquisition, and estimated fair value used in business acquisitions. Actual results could differ from these estimates, and as such, differences may be material to the consolidated financial statements.
Foreign currency translation and transaction
Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income.
The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore, Hong Kong, and Malaysia conduct their businesses and maintain their books and records in US$, or local currencies of Singapore Dollars (“SGD”), Hong Kong Dollar (“HKD”), and Malaysian Ringgit (“MYR”), as their respective functional currencies.
In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of change in shareholders’ equity. Cash flows are also translated at average translation rates for the periods. Therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Exchange rate presented below were quoted by the federal reserve of the United States.
Translation of foreign currencies into US$ 1 have been made at the following exchange rates for the respective periods:
	As of March 31, 2023	As of March 31, 2022
Period-end SGD: US$1 exchange rate	1.3294	1.3539
Period-end HKD: US$1 exchange rate	7.8499	7.8325
Period-end MYR: US$1 exchange rate	4.4130	4.2019
Period-average SGD: US$1 exchange rate	1.3739	1.3485
Period-average HKD: US$1 exchange rate	7.8389	7.7844
Period-average MYR: US$1 exchange rate	4.4467	4.1742
Business Combination
The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of income and comprehensive income.
Non-controlling interests
For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and consolidated statements of income and comprehensive income. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.
Segment reporting
The chief executive officer is identified as the Company’s chief operating decision-maker who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. Based on qualitative and quantitative criteria established by Accounting Standards Codification

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within three operating and reportable segments as set forth in Note 18.
Cash and cash equivalents, and restricted cash
Cash is carried at cost and represents cash on hand, time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less. Cash equivalents consist of funds received from customers, which were held at the third-party platform’s account, and which are unrestricted and immediately available for withdrawal and use.
Restricted cash consists of fixed deposits being held as a collateral to secure the banking facilities. As of March 31, 2023 and 2022, the Company had deposit amounted to $1,288,561 and $1,245,000, respectively, held in the bank as a collateral to secure the banking facilities which the Company signed with HSBC Bank (referred to Note 10).
Accounts receivable, net
Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable using the modified retrospective approach, starting from April 1, 2021 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Under the new accounting guidance, the Company measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of March 31, 2023 and 2022, the Company provided allowance for credit loss of $55,533 and $12,588, respectively.
Inventories, net
Inventories are stated at the lower of cost or net realizable value. Weighted average method is the inventory valuation method applied to these inventories. Inventories mainly include physical console game compact disc, gaming hardware and accessories which are purchased from the Company’s suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the years ended March 31, 2023 and 2022, $288,604 and $160,740 of inventories write-down were recorded, respectively.
Other receivables and other current assets, net
Other receivables primarily include receivables from the marketing expense related in promoting console game that the Company paid on behalf of vendors, and refundable deposit such as rental deposit. Starting from April 1, 2021, the Company adopted ASC Topic 326 on its other receivables using the modified retrospective approach. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses rather than incurred losses. Under the new

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
accounting guidance, the Company measures credit losses on its other receivables using the current expected credit loss model under ASC 326. As of March 31, 2023 and 2022, the Company provided allowance for credit loss of $3,747 and $2,376, respectively.
Prepayments, net
Prepayments are mainly cash deposited or advanced to suppliers for future inventory purchases. These amounts are refundable if the purchases are not completed and bear no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. As of March 31, 2023 and 2022, the Company provided allowance related to prepayment of $51,755 and $71,227, respectively.
Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:
Expected useful lives
Office equipment	3 years
Furniture & fitting	3 years
Office and warehouse renovation	Shorter of the lease term or 3 years
The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.
Indefinite-lived intangible assets
Indefinite-lived intangible assets consisted of the console game codes which allow consumers to download software or play games on the internet are classified as indefinite-lived intangible assets in the consolidated balance sheets in accordance with ASC Topic 350 “Intangibles — Goodwill and Other.” Indefinite-lived intangible assets are expected to contribute to cash flows indefinitely and, therefore, are not subject to amortization but are required to be evaluated at least annually for impairment. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is impaired by the amount of the excess. The Company tests its indefinite-lived intangible assets on an annual basis or when circumstances indicate the carrying value might be impaired. For the years ended March 31, 2023 and 2022, $10,568 and nil of impairment loss on were recorded, respectively.
Definite-lived intangible assets
Definite-lived intangible assets consisted primarily of customer relationships. The estimated useful life and amortization methodology of intangible assets are determined based on the period in which they are expected to contribute directly to cash flows in accordance with ASC Topic 350 “Intangibles — Goodwill and Other”. Intangible assets that are determined to have a definite life are amortized over the life of the asset.
Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds its fair value determined by using a discounted cash flow model.
Goodwill
Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of income and comprehensive income. Impairment losses on goodwill are not reversed.
The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. Management has determined that the Company has one reporting unit within the entity at which goodwill is monitored for internal management purposes. The Company adopted ASU 2017-04 in 2021, which primary goal is to simplify the goodwill impairment test and provide cost savings for all entities. This is accomplished by removing the requirement to determine the fair value of individual assets and liabilities in order to calculate a reporting unit’s “implied” goodwill under current GAAP.
The amendments in ASU 2017-04 eliminate Step 2 of the goodwill impairment test. As such, an entity will perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
When measuring a goodwill impairment loss, an entity should consider the income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit. The ASU contains an illustration of the simultaneous equations method to demonstrate this, which reflects a deferred tax benefit from reducing the carrying amount of tax-deductible goodwill relative to the tax basis.
An entity may still perform the optional qualitative assessment for a reporting unit to determine if it is more likely than not that goodwill is impaired. However, this ASU eliminates the requirement to perform a qualitative assessment for any reporting unit with zero or negative carrying amount. Therefore, the same one-step impairment assessment will apply to all reporting units.
For the year ended March 31, 2023, management evaluated the recoverability of goodwill by performing qualitative assessment on its reporting units and determined that it is less likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the year ended March 31, 2023.
Long-term investments
As of March 31, 2023 and 2022, the Company has an investment that is accounted under the cost method as it does not have readily determinable fair values in accordance with ASC 321-10-35-2 “Equity Security”. The Company measured this investment at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.At each reporting period, the Company reassesses the appropriateness of this methodology for these investments and performs a qualitative assessment by considering any impairment indicators. If the qualitative assessment indicates that an investment is impaired and its fair value is less than its net carrying value, the investment is written down to such net carrying amount. As of March 31, 2023, and 2022, the

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
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Company had investment that is accounted under the cost method amounted to $71,045 and $0, respectively, and no impairment was recorded. During the year ended March 31, 2022, the Company disposed of two long-term investments for considerations of $1,500,000 and $1, respectively, resulting in a gain of $1,284,700 and a loss of $163,904 from the disposal of long-term investments, respectively, in consolidated statements of income and comprehensive income.
Impairment for long-lived assets
In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives, are reviewed for impairment loss whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the assets. If an impairment loss is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach, or, when available and appropriate, comparable market values. As of March 31, 2023 and 2022, no impairment of long-lived assets was recognized.
Contingent consideration for acquisitions
In connection with the business combination set forth in Note 3, the Company recognized contingent consideration as an contingent consideration for acquisition upon completion of the business combination in accordance with ASC 805-10-55-28. The Company determined the fair value of the contingent consideration for acquisition as the Company has the obligation to pay cash or issuing shares to settle the contingent consideration upon 2Game’s achievement of certain performance milestones.
In accordance with ASC 815-40”Derivatives and Hedging”, the Company determined that the contingent consideration for acquisition should classified as a liability as it does not consider indexed to the Company’s stock. As a result, the contingent consideration for acquisition shall be measured initially, and subsequently at each reporting date. The Company will continue to adjust the carrying value of the contingent consideration for acquisitions until contingency is finally determined. Any changes in fair value will be recorded as a gain or loss in the statements of income and comprehensive income.
Contingent consideration for acquisition was valued at the time of acquisitions and March 31, 2023, using unobservable inputs and have included using the undiscounted cash flow methodology. The determination of the fair value is based on discounted cash flows, the key assumptions take into consideration the probability of meeting each performance target and the discount factor.
Ordinary shares subject to possible redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity”, where equity interests are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the Group, and upon such event, the shares would become redeemable at the option of the holders, they are classified as mezzanine equity (temporary equity). As of March 31, 2023 and 2022, ordinary shares subject to possible redemption are 115,000 shares that are at redemption value of approximately $1.43 per share, as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Common Stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero. On November 22, 2023, above mentioned 115,000 ordinary shares were fully redeemed for cash consideration of $ 163,905.

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Revenue recognition
The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.
To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.
The Company recognizes a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.
Revenue recognition policies for each type of revenue stream are as follows:
(1)
Revenue from sales of console game, gaming hardware, and accessories

The Company generates revenue from distributing gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PC”) to retailers. Additionally, the Company is involved in the sale of gaming hardware and accessories, primarily consisting of controllers, adapters, headsets, and etc.
The Company recognized the revenue from sales of console game, gaming hardware, and accessories at a point in time when control of the product is passed to the retailers, which is the point in time that the retailers are able to direct the use of and obtain substantially all of the economic benefit of the goods after the retailers pick up the products or the Company delivers the products to the retailers’ appointed forwarding agent. The transfer of control typically occurs at a point in time based on consideration of when the retailers have the obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers have accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, and customer discounts. Historically, the product return was deemed to be immaterial.
The Company determined that the shipping and handling activities are performed before the customer obtains control of the good. The Company elect to account for shipping and handling as activities to fulfill the promise to transfer the good, and accrue the related shipping cost.
(2)
Revenue from sales of console game code

The Company derives its revenue from the sale of console game codes through the following settlement arrangement: (1) fixed price settlement with sales price being predetermined in the contract, and (2) variable price settlement with sales price being variable and to be settled based on retailer’s monthly sales.
The Company recognized the revenue from sales of console game code at a point in time when control of the goods is passed to retailers or end users, which is the point in time that the customers are able to direct the use of and obtain substantially all of the economic benefit of the goods after the console game code was E-delivered to the retailers or end users. The transfer of control typically occurs at a point in time based on consideration of when the retailers or end users have an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers or end users has accepted the goods.

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For settlement arrangement under the fixed price settlement, the transaction price is generally fixed and does not contain any variable considerations such as sales returns, discounts, or rebates, as the Company settles the sales with customers on a sales contract basis.
For settlement arrangement under the variable price settlement, the transaction price is subject to variation and is determined based on the retailer’s monthly sales. The pricing for individual game codes is calculated by considering their wholesale price and the quantity sold. Additionally, a proportionate adjustment is made based on the total sales of each specific game code. As a result, the consideration received from retailer can fluctuate, making it a variable component of the overall consideration.
The Company accounts for revenue from sales of console game code under both settlement arrangements as mentioned above on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Company assesses whether it is responsible to fulfil the performance obligation in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company determined that it is primarily responsible for fulfilling the promise to provide the specified good as the Company directly purchases the consoled game code from the vendors prior to posting any sale to retailers or end users. Meanwhile, the Company maintained the console game code electronically which demonstrates that Company has control over the goods and is subject to inventory risk. Furthermore, the Company has discretion in establishing the price of the goods which has demonstrated that the Company has the ability to direct the use of the goods and obtain substantially all of the remaining benefits.
(3)
Revenue from game publishing

The Company generates its revenue from game publishing by selling console game codes to third parties’ gaming platforms such as Sony’s PlayStation Network and Valve’s Steam for distribution.
The Company recognizes revenue from game publishing at a point in time when control of the console game code is transferred to end users after they have downloaded it from the aforementioned gaming platforms. The transfer of control typically occurs at a specific point in time, mainly considering when the gaming platform becomes obligated to pay for the console game code sold, based on the preceding month’s sales report. Since these transactions are variable in nature as settlement depends on the preceding month’s sales report, revenue from game publishing is recognized at the point in time when the preceding month’s sales are settled, and significant reversals are not expected to occur.
For sales arrangements via storefronts Sony’s PlayStation Network and Valve’s Steam, the Company accounts for revenue from game publishing on a net basis due to the aforementioned third-parties’ storefronts is primarily responsible for fulfilling the promise to provide the console game code to the end users and they also have the discretion in establishing the price of the published game. Therefore, the Company recognized revenue related to these sales arrangements net of the fees retained by the storefronts.
(4)
Video marketing campaign services

The Company provides video marketing campaign services, which include video production, content alteration based on the customer’s specifications, and video publishing on designated influencers’ social media platforms. The Company identifies video marketing campaign services as a single performance obligation because the services in the contract cannot be distinct.
The customer cannot simultaneously receive and consume the benefits provided by the Company throughout the performance obligation process, and the customer does not have control on the video content as it is produced. Therefore, none of the criteria of ASC 606-10-25-27 is met, and the Company recognizes revenue from video marketing campaign services at a point in time when the customer takes control of the video. The transfer of control typically occurs when customers are able to direct the use of and

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obtain substantially all of the economic benefits of the video, which happens when the video production is completed and accepted by the customer.
(5)
Social media advertising

The Company generates revenue from social media advertising by monetizing video content on social media platforms by allowing advertisement to be displayed within the Company’s video posting during the playback process.
Revenue from social media advertising is recognized by the Company as it fulfills its performance obligation at a point in time, which occurs when the Company grant the right to use of the license of the video content to the social media platform, and when the social media platform can derive substantial economic benefit from monetizing the video content. The revenue generated is contingent on a profit-sharing arrangement with the social media platform and is assessed based on multiple factors. These factors include viewer engagement, viewer location, the type of advertisements, the number of advertisements engaged with, and more. The transaction price will be entitled to be received by the Company upon monthly settlement with the social media platform. Consequently, the Company has determined that revenue from social media advertising is recognized at a point in time when it is probable that a significant reversal of the revenue recognized will not occur.
The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of March 31, 2023 and 2022, the Company did not incur any incremental costs to obtain contract.
As of March 31, 2023 and 2022, the Company did not have any contract assets.
The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of March 31, 2023 and 2022, the contract liability amounted to $363,726 and $433,924, respectively. For the years ended March 31, 2023 and 2022, revenue recognized that was included in the beginning period contract liabilities balance amounted to $433,924, and 541,637, respectively. As of March 31, 2023, and 2022, there were no contracts with performance obligations beyond 12 months for revenue recognition.
Disaggregated information of revenues by products/services are as follows:
	For the Years Ended
	March 31, 2023	March 31, 2022
Console game	$39,499,316	$44,736,011
Console game code	28,575,826	17,800,099
Console game – subtotal	68,075,142	62,536,110
Game publishing	6,103,312	—
Video marketing campaign services	2,486,844	1,885,955
Social media advertising services	778,857	1,404,992
Media advertising services – subtotal	3,265,701	3,290,947
Total revenues	$77,444,155	$65,827,057
Warranty
The Company generally provides limited warranties for its products sold. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at time of delivery and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or the

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Company’s best estimate. As the historical claim rates of warranty were deemed to be immaterial, the Company did not accrue warranty reserves as of March 31, 2023 and 2022.
Advertisement expense
Advertising is mainly through online and offline promotion activities. Advertisement expenses amounted to $2,111,178 and $948,066 for the years ended March 31, 2023 and 2022, respectively.
Defined contribution plan
Full-time employees of the Company are entitled to government-mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government-mandated defined contribution plan. Total expenses for the plans were $173,265 and $269,075 for the years ended March 31, 2023 and 2022, respectively.
The related contribution plans include:
Singapore subsidiaries
—
Central Provident Fund (“CPF”) — 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

—
Skill Development Levy (“SDL”) — up to 0.25% based on employee’s monthly salary capped $8.3 (SGD 11.25).

Malaysian subsidiary
—
Social Security Organization (“SOSCO”) — 1.75% based on employee’s monthly salary capped of RM 4,000;

—
Employees Provident Fund (“EPF”) — 12% based on employee’s monthly salary; and

—
Employment Insurance System (“EIS”) — 0.2% based on employee’s monthly salary capped of RM 4,000.

Hong Kong subsidiaries
—
Mandatory Provident Fund (“MPF”) — 5% based on employee’s monthly salary capped of HKD 30,000;

Goods and Services Taxes (“GST”)
Revenue represents the invoiced value of service, net of applicable GST. The GST is chargeable on gross sales price. In Singapore, GST rate is 8% on gross sales price for calendar year 2023 and 9% for calendar year 2024. Entities that are GST-registered are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable or receivable.
Income taxes
The Company accounts for income taxes in accordance with ASC 740 U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year and adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more likely than not that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to underpayment of income tax for the years ended March 31, 2023 and 2022.
The Company recognizes interest and penalties related to unrecognized tax benefits, if any, on the other expense line in the accompanying consolidated statement of income. Accrued interest and penalties are included on the other payables and accrued liabilities line in the consolidated balance sheets.
The Company conducts much of its business activities in Singapore, Malaysia, and Hong Kong and is subject to tax in its jurisdiction. As a result of its business activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the foreign tax authorities. As of March 31, 2023, the tax returns for the Company’s Singapore entities from 2020 through 2023 remain open for statutory examination by the Singapore tax authorities. Similarly, as of March 31, 2023, the tax returns for the Company’s Hong Kong and Malaysia entities from 2019 through 2023 remain open for statutory examination by the tax authorities in Hong Kong and Malaysia, respectively.
Comprehensive income
Comprehensive income consists of two components, namely net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income includes items such as results of foreign currency translation adjustment.
Earnings per share
The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2023 and 2022, there were no dilutive shares.
Fair value measurements
Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or

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liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value for certain assets and liabilities such as cash and restricted cash, accounts receivable, net, amount due from related parties, other receivables and other current assets, prepayments, banking facilities, accounts payable, contract liabilities, amount due to related parties, other payables and accrued liabilities, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term bank facilities approximate the fair value based on current yields for debt instruments with similar terms.
The following table sets forth by level within the fair value hierarchy our financial liability that were accounted for at fair value on a recurring basis as of March 31, 2023:
	Carrying Value at March 31, 2023	Fair Value Measurement at March 31, 2023
		Level 1	Level 2	Level 3
Contingent consideration for acquisition	$4,293,000	$—	$—	$4,293,000
The following is a reconciliation of the beginning and ending balance of the financial liability measured at fair value on a recurring basis for the year ended March 31, 2023:
March 31, 2023
Beginning balance	$3,360,848
Change in fair value of contingent consideration for acquisition	932,152
Ending balance	$4,293,000
Leases
Effective April 1, 2020, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The primary impact of the adoption is the initial recognition of $600,270 of operating lease right-of-use assets and operating lease liabilities.
If any of the following criteria are met, the Company classifies the lease as a finance lease:
•
The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•
The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

•
The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

•
The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

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•
The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.
The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.
Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.
Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.
The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term as the amount that results in a constant periodic interest rate of the office equipment on the remaining balance of the liability.
The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2023 and 2022, the Company did not recognize impairment loss on its finance and operating lease ROU assets.
Related parties
The Company identifies related parties, accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.
Corporations or individual parties are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operating decisions. Entities are also considered to be related if they are subject to common control or common significant influence.
Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

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Commitments and contingencies
The Company adheres to ASC 450, “Contingencies” for the recognition, measurement, and disclosure of commitments and contingencies. Contingencies, representing uncertainties related to potential liabilities or gains stemming from past events, are evaluated based on available information, legal counsel advice, and historical experience. The Company records accruals for losses when it is probable and reasonably estimable.
Recent accounting pronouncements
The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth Company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.
In October 2021, the FASB issued ASU 2021-08, which is an update to ASU Updated No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides a single comprehensive accounting model on revenue recognition for contracts with customers. The amendments in this update require that an entity (acquirer) recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. ASU 2021-08 is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption was permitted, including adoption in an interim period. The Company adopted this standard on April 1, 2023, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity —  Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate —  Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.
In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.
In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.
Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.
Note 3 — Business Combination
On July 31, 2022, the Company, through its 100% owned subsidiary, GCL Global SG, entered into a share purchase agreement (the “SPA”) with three unrelated parties to acquire a 51% equity interest in 2Game. 2Game, incorporated in Hong Kong, primarily engages in the distribution of game codes and other related consumer items. Pursuant to the SPA, the Company is obligated to an aggregate of up to $6,120,000 consideration which consist of following five tranches (“Tranche”) to the aforementioned three parties upon certain conditions are met.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
•
Tranche 1 — A cash consideration of $6,550 is to be paid upon the completion of the acquisition of 2Game.

•
Tranche 2 — A consideration of $2,993,450, comprised of 67% in cash and 33% in shares, is to be issued upon the successful listing on the US capital market.

•
Tranche 3 — A consideration of $800,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $19,400,000 and a Net Profit After Tax (NPAT) of $714,273 for the fiscal year ending March 31, 2023.

•
Tranche 4 — A consideration of $1,000,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $31,072,773 and an NPAT of $893,201 for the fiscal year ending March 31, 2024.

•
Tranche 5 — A consideration of $1,320,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $37,852,287 and an NPAT of $1,238,956 for the fiscal year ending March 31, 2025.

Under Tranche 3 to 5, in the event that either one or both the gross revenue and NPAT are below the gross revenue target and NPAT target, the consideration shares shall be reduced on a pro rata basis. Additionally, in the event of 2Game’s net profit after tax (“NPAT”) is in excess of the NPAT target set out in financial performance milestones, the above mentioned third parties shall be entitled to the additional cash and shares consideration (“Outperformance Consideration”).
On October 17, 2023, the Company, through a contract addendum, to change the consideration payment schedule.
•
Tranche 2 — A consideration of $2,993,450, comprised of 100% in shares, is to be issued upon the successful listing on the US capital market.

•
Tranche 4 — A consideration of $1,000,000, comprising 100% in cash, is to be paid upon 2Game’s achievement in a gross revenue target of $31,072,773 and an NPAT of $893,201 for the fiscal year ending March 31, 2024.

•
Tranche 5 — A consideration of $1,320,000, comprising 100% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $37,852,287 and an NPAT of $1,238,956 for the fiscal year ending March 31, 2025.

As of March 31, 2023, the Company has paid Tranche 1 in cash consideration of $6,550 to above mentioned third parties upon completion of the acquisition on September 1, 2022 (“Acquisition Date”).
The Company’s acquisition of 2Game was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of 2Game based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.
The Company concluded that the acquisition of 2Game was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the year ended March 31, 2023 set forth below gives effect to the business combination as if it had occurred on April 1, 2021 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have ben occurred had the business combination been consummated as of that time or that may result in the future:
	For the Year Ended March 31, 2023	For the Year Ended March 31, 2022
Unaudited pro forma revenue	$77,444,155	65,827,057
Unaudited pro forma net income	2,140,643	4,586,525
The following tables summarizes the consideration transferred to acquired 2Game at the date of acquisition:
Cash	$6,550
*Contingent consideration for acquisition	3,360,848
Total consideration at fair value	$3,367,398

*
As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be $3,360,848, which included around $55,000 outperformance consideration. Subsequently, the change of fair value of the contingent consideration for acquisition was amounted to a loss of $ 932,152 for the year ended March 31, 2023. As of March 31, 2023, the fair value of contingent consideration for acquisition was amounted to $4,293,000, of which $759,000 and $3,534,000 were recognized at current and non-current portion at the consolidated balance sheets, respectively.

The fair value of the contingent consideration as of September 1, 2022 and March 31, 2023 were estimated by applying income approach which considers the present value of the expected future payment, discounted using a risk-adjusted discount rate of 5.3% and 5.3% as of September 1, 2022 and March 31, 2023, respectively, which are not observable in the market (level 3 inputs).
In October 2023 the Company also paid cash consideration of an aggregated amount of $540,496 and share consideration of $266,214 by issuing 20,468 Company’s ordinary shares to above mentioned third parties upon achievements of 2Game’s financial performance milestones for the year ended March 31, 2023.
The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of 2Game:
Fair value as of acquisition date
Total consideration	$3,367,398
Non-controlling interest	2,590,000
Less: net assets of 2Game:
Cash	428
Prepayments	7,338
Intangible assets	4,742,000
Total assets	4,749,766
Accounts payable	(33,382)
Deferred tax liability	(806,140)
Total liabilities	(839,522)
Total net assets of 2Game	3,910,244
Goodwill	$2,047,154

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included customer relationships, with estimated useful lives of 4.6 years based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.
The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, identifiable intangible assets acquired, and noncontrolling interest in 2Game through using income approach based on the following factors: (a). assumptions on the market and the asset that are considered to be fair and reasonable; (b)Financial performance that shows a consistent trend of the operation; (c) Consideration and analysis on the micro and macro economy affecting the subject asset; (d)Analysis on tactical planning, management standard and synergy of the subject asset; (e) analytical review of the subject asset; and (f) assessment of the leverage and liquidity of the subject asset. The significant assumption being used by the Company includes financial forecast, discount rate and attribution rate.
The fair value of the non-controlling interest in 2Game’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in 2Game.
The fair value of client relationships was estimated using a multi-period excess earnings method. To calculate fair value, the Company estimated the attribution rate and used cash flows discounted at a rate considered appropriate given the inherent risks associated with each client grouping.
The goodwill is not deductible for income tax purposes and is related primarily to the expected synergies from combining the operations into the Company’s business operation in console game.
Note 4 — Accounts receivable, net
As of March 31, 2023, and 2022, accounts receivables were comprised of the following:
	March 31, 2023	March 31, 2022
Receivables from console game and console game code	$10,726,697	$8,168,791
Receivables from game publishing	5,969,401	—
Receivables from advertising service	371,082	432,648
Less: Allowance for credit loss	(55,533)	(12,588)
Accounts receivable, net	$17,011,647	$8,588,851
Movement of credit loss for the years ended March 31, 2023 and 2022 are as follows:
	March 31, 2023	March 31, 2022
Beginning balance	$12,588	$5,679
Addition	42,878	18,885
Write-off	(1,521)	(11,902)
Translation adjustment	1,588	(74)
Accounts receivable, net	$55,533	$12,588

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5 — Inventories, net
Inventories are stated at lower of cost or net realizable value, which is determined using the weighted average method.
	March 31, 2023	March 31, 2022
Physical console game compact discs	$3,072,146	$2,994,977
Note 6 — Other receivables and other current assets, net
As of March 31, 2023 and 2022, other receivables and other current assets, net were comprised of the following:
	March 31, 2023	March 31, 2022
Deposits(i)	$19,374	$—
Prepaid expenses(ii)	171,302	256,908
Prepaid income tax(iii)	351,744	—
GST recoverable and prepaid income tax(iv)	12,612	70,557
Other receivables(v)	389,534	16,652
Less: allowance for credit loss	(3,747)	(2,376)
Total other receivables and other current assets, net	$940,819	$341,741

(i)
Deposits

The balance of deposit mainly comprised deposits made for rental and utility service of the Company.
(ii)
Prepaid expenses

The balance of prepaid expenses represented prepayment for services, such as subscription fees and advertising expenses.
(iii) Prepaid income tax
The balance of prepaid income tax represents prepaid estimated income tax from the Company’s HK subsidiary.
(iv) GST recoverable
The balance of GST recoverable represented the amount of GST, which resulted from historical purchasing activities and could be further used for deducting future GST in Singapore.
(v) Other receivables
The balance of other receivables mainly represented balance due from vendor for marketing expense paid on behalf.
Movement of allowance for credit loss for the years ended March 31, 2023 and 2022 are as follows:
	March 31, 2023	March 31, 2022
Beginning balance	$2,376	$2,308
Addition	1,279	85,080
Write off	—	(84,999)
Translation adjustment	92	(13)
Ending balance	$3,747	$2,376

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 — Prepayments, net
	March 31, 2023	March 31, 2022
Prepayment	$2,301,779	$2,733,256
Less: allowance for prepayment	(51,755)	(71,227)
Total prepayments, net	$2,250,024	$2,662,029
Movement of allowance for credit loss for the years ended March 31, 2023 and 2022 are as follows:
	March 31, 2023	March 31, 2022
Beginning balance	$71,227	$2,422
Addition (recovery)	(10,105)	69,007
Write off	(8,894)	—
Translation adjustment	(473)	(202)
Ending balance	$51,755	$71,227
Note 8 — Property and equipment, net
Property and equipment consist of the following:
	March 31, 2023	March 31, 2022
Office equipment	$701,442	$461,554
Furniture & Fitting	76,590	73,784
Office and warehouse renovation	416,070	131,664
Subtotal	1,194,102	667,002
Less: accumulated depreciation	(559,861)	(272,232)
Total property and equipment, net	$634,241	$394,770
Depreciation expenses for the years ended March 31, 2023 and 2022 were amounted to $297,069 and $138,514, respectively. The Company recognized loss from disposal of property and equipment were $0, and $25,527, for the years ended March 31, 2023 and 2022, respectively.
Note 9 — Definite-lived Intangible assets, net
Definite-lived intangible assets consisted of the following:
	March 31, 2023	March 31, 2022
Customer relationships	$4,742,000	$—
Less: accumulated amortization	(517,902)	—
Total definite-lived intangible assets	$4,224,098	$—
Amortization expense for the years ended March 31, 2023 and 2022 was amounted to $517,902 and $0, respectively.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth the Company’s amortization expense for the next five years ending:
Amortization expenses
Twelve months ending March 31, 2024	$769,000
Twelve months ending March 31, 2025	769,000
Twelve months ending March 31, 2026	769,000
Twelve months ending March 31, 2027	769,000
Twelve months ending March 31, 2028 and thereafter	1,148,098
Total	$4,224,098
Note 10 — Bank Loans
Outstanding balance of banking facilities consisted of the following:
Bank name	Maturity date	Interest rate	Collateral/Guarantee	March 31, 2023	March 31, 2022
United Overseas Bank Limited (“UOB”)	July 2025	2.5%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and Play-E Corporation Pte. Ltd, which Choo See Wee is the major shareholder.	$1,448,518	$2,008,405
Citi Bank*	April 2023 to June 2023	6.1% – 7.6%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	2,936,668	—
HSBC Bank*	April 2023 to June 2023	2.0% – 7.2%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	5,833,938	1,869,077
Total				$10,219,124	$3,877,482
Bank Loans, current maturities				$9,381,560	$2,454,180
Bank Loan, non- current				$837,564	$1,423,302

*
As of the date of this report, all the loans have been repaid.

The interest expense pertained to above banking facilities for the years ended March 31, 2023 and 2022 were $191,155 and $117,556, respectively. The weighted-average interest rate pertaining to above mentioned bank loans were 6.0% and 2.5%, respectively, for the years ended March 31, 2023 and 2022.
From April 2023 to August 2023, the Company obtained nine short term bank loans from HSBC Bank for an aggregate total of approximately $4.3 million to be due from May 2023 to November 2023. These bank loans bear interest rates per annum from 6.7% to 6.9%.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Other payables and accrued liabilities
	March 31, 2023	March 31, 2022
Accrued payroll and welfare	$96,183	$52,622
Accrued expenses(i)	388,390	136,136
Total accrued expenses and other liabilities	$484,573	$188,758

(i)
The balance of accrued expenses represented accrued professional and other miscellaneous fees.

Note 12 — Related party balances and transactions
Related party balances
Amount due from related parties
Name of related party*	Relationship	Nature	As of March 31, 2023	As of March 31, 2022
Play-E Pte. Ltd	Choo See Wee, the CEO of the Company, is the major shareholder of this entity	Interest free loan due on demand	$—	$312,123
4Divinity Limited (Hong Kong)*	Choo See Wee, the CEO of the Company, is the major shareholder of this entity	Interest free loan due on demand	22,895	—
Choo See Wee (“Jacky”)*	CEO of the Company	Interest free loan due on demand	1,935,438	28,074
Jianhao Tan*	CEO of Titan Digital Media	Interest free loan due on demand	151,864	117,730
Joseph Thomas Van Heeswijk*	Shareholder of the Company	Interest free loan due on demand	19,104	—
Starry Jewelry Pte Ltd*	Debbie, the CEO of this entity is the spouse of Jianhao Tan who is the CEO of Titan Digital	Interest free loan due on demand	3,219	—
Total			$2,132,520	$457,927

*
As of the date of the issuance of these consolidated financial statements, the amount due from related parties has been fully repaid.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Movement of credit loss against amount due from related parties for the years ended March 31, 2023 and 2022 are as follows:
	March 31, 2023	March 31, 2022
Beginning balance	$—	$—
Addition	300,000	—
Write off	(300,000)	—
Ending balance	$—	$—
Prepayment, a related party
Name of related party	Relationship	As of March 31, 2023	As of March 31, 2022
SEGA Corporation	Shareholder of the Company	$—	$1,525,280
Accounts payable, a related party
Name of related party	Relationship	As of March 31, 2023	As of March 31, 2022
SEGA Corporation	Shareholder of the Company	$4,065,721	$1,912,120
Amount due to related parties
Name of related party	Relationship	Nature	As of March 31, 2023	As of March 31, 2022
Choo See Wee (“Jacky”)	Chairman of the Company	Loan form Director	$24,615	$12,413
Jianhao Tan	CEO of Titan Digital Media	Loan form Director	—	7,977
Play-E Pte. Ltd	Choo See Wee, the CEO of the Company, is the major shareholder of this entity	Loan form related party	—	17
Total			$24,615	$20,407
Related parties’ transactions
Revenue from related parties
Name of Related Party	Relationship	For the Year ended March 31, 2023	For the Year ended March 31, 2022
SEGA Corporation	Shareholder of the Company	$660,985	$592,984
Starry Jewelry Pte Ltd	Debbie, the CEO of this entity is the spouse of Jianhao Tan who is the CEO of Titan Digital	2,911	—
Total		$663,896	$592,984

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost of revenue from related parties
Name of related party	Relationship	Nature	As of For the Year ended March 31, 2023	As of For the Year ended March 31, 2022
SEGA Corporation	Shareholder of the Company	Purchase of console game	$12,388,590	$10,900,630
SEGA Publishing Korea Ltd.	Shareholder of the Company	Purchase of console game	—	8,034
Play-E Pte. Ltd	Shareholder of the Company	Purchase of console game	—	9,829
Jianhao Tan	CEO of Titan Digital Media	Content creation for social media advertising	604,258	1,202,276
Total			$12,992,848	$12,120,769
Lease
On April 1, 2020, the Company entered into two office lease agreements (“Lease Agreements”) with Play-E Pte. Ltd., a shareholder of the Company. These Lease Agreements had expiration dates of March 31, 2022, and May 1, 2022, respectively. As of March 31, 2023 and 2022, right of use assets pertained to aforementioned leases were $0, and $3,396, respectively. As of March 31, 2023 and 2022, lease liabilities pertained to aforementioned leases were $0, and $3,363, respectively. For the years ended March 31, 2023 and 2022, the Company incurred rental expenses from Play-E Pte. Ltd amounted to $3,593 and $73,453, respectively.
Note 13 — Shareholders’ equity
Ordinary shares
The Company was established under the laws of Cayman Islands on September 8, 2023, and authorized to issue 150,000,000 shares with a par value of $$0.0001. On February14, 2024, the Company completed its Reorganization under GCL Global with a sequential two-step transaction (see Note 1). All of the outstanding ordinary shares is presented on the basis as if the Reorganization under GCL Global became effective as of the beginning of the first period presented on April 1, 2021. As of March 31, 2023 and 2022, 25,896,000 shares were issued and outstanding.
Subsequent to March 31, 2023, the Company collectively issued additional ordinary shares of 74,149 to the three individuals (see Note 3 and Note 19). As of the date of this report, the Company has ordinary shares of 25,970,149 issued and outstanding.
Note 14 — Income tax
Cayman Islands
GCL Global is incorporated in Cayman Islands and is not subject to tax on income or capital gains under current Cayman Island law. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
British Virgin Islands
GCL BVI is incorporated in British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Island law. Additionally, upon payments of dividends to the shareholders, no British Island withholding tax will be imposed.
Singapore
The Company’s subsidiaries incorporated in Singapore, are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first $7,279 (SGD 10,000) taxable income and 50% of the next $138,292 (SGD 190,000) taxable income are exempted from income tax.
Hong Kong
The Company’s subsidiaries incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%.
Malaysia
The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.
Income tax expense for the years ended March 31, 2023 and 2022 amounted to $620,142 and $758,136, respectively.
Significant components of the provision for income taxes are as follows:
	For the year ended March 31, 2023	For the year ended March 31, 2022
Current	$873,308	$792,137
Deferred	(253,166)	(34,001)
Provision for income taxes	$620,142	$758,136
Income before income tax by jurisdiction are as following:
	For the year ended March 31, 2023	For the year ended March 31, 2022
Singapore	$1,642,666	$2,362,984
Hong Kong	1,150,297	2,119,857
Malaysia and others	(32,151)	861,820
Total income before income tax	$2,760,812	$5,344,661

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table reconciles Singapore statutory rates to the Company’s effective tax rate:
	For the year ended March 31, 2023	For the year ended March 31, 2022
Singapore statutory income tax rate	17.0%	17.0%
Change of fair value of contingent consideration	5.7%	—
Tax rate difference outside Singapore(1)	2.4%	(1.8)%
Preferential tax exemption effect	(3.3)%	(1.1)%
Change in valuation allowance	(0.1)%	0.1%
Others(2)	0.8%	(0.0)%
Effective tax rate	22.5%	14.2%

(1)
It is due to tax rate difference of the entities incorporated in Hong Kong, Malaysia, British Virgin Island, and Cayman Island.

(2)
Others mainly consisted of gain or loss from foreign exchange transactions which is non-deductible under local tax laws.

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:
	March 31, 2023	March 31, 2022
Deferred Tax Assets
Net operating loss carryforwards	$121,939	$7,568
Allowance for credit loss	18,885	14,652
Lease liabilities	167,897	161,527
Inventory write-off	76,263	27,249
Less: valuation allowance*	(5,874)	(7,568)
Deferred tax assets, net	$379,110	$203,428
Deferred tax liabilities:
Right of use assets	$175,689	$169,439
Amortization of intangible assets	718,096	—
Deferred tax liabilities	$893,785	$169,439
Deferred tax (liabilities) assets, net	$(514,675)	$33,989
As of March 31, 2023 and 2022, the Company had net operating losses carry forward from GCL Global SG and Starlight combined amounted to $696,702 and $45,828, respectively. The net operating losses from GCL Global SG and starlight can be carried forward indefinitely in Singapore and Hong Kong. The Company believes it is not more likely than not that Starlight’s future operation will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in Hong Kong due to ease operation in September 2022. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately $5,874 and $5,880 related to Starlight as of March 31, 2023 and 2022, respectively. In addition, a small valuation allowance of $1,688 was assessed for GCL Global SG’s NOL as of March 31, 2022, which was reversed as of March 31, 2023, due to its unlimited carryforward period and expectation that the NOL will be realized before expiration.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Uncertain tax positions
The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.
Taxes payable consist of the following:
	March 31, 2023	March 31, 2022
GST taxes payable	$39,640	$26,659
Income taxes payable	929,661	485,291
Totals	$969,301	$511,950
Note 15 — Concentration of Credit risk
(a)
Major customers

For the year ended March 31, 2023, three customers accounted for approximately 13%, 11%, and 10% of the Company’s total revenue, respectively. For the year ended March 31, 2022, two customers accounted for approximately 19% and 14% of the Company’s total revenue, respectively.
As of March 31, 2023, three customers accounted for approximately 35%, 25% and 15% of the total balance of account receivable, respectively. As of March 31, 2022, three customers accounted for approximately 49%, 22% and 17% of the total balance of account receivable, respectively.
(b)
Major vendors

For the year ended March 31, 2023, three vendors accounted for approximately 25%, 14% and 12% of the Company’s total cost of goods sold, respectively. For the year ended March 31, 2022, four vendors accounted for approximately 39%, 15%, 13% and 13% of the Company’s total cost of goods sold, respectively.
As of March 31, 2023, three vendors accounted for approximately 32%, 29%, and 23% of the Company’s total balance of accounts payable, respectively. As of March 31, 2022, two vendors accounted for 58% and 30% of the Company’s total balance of accounts payable, respectively.
(c)
Credit risk

Financial instruments that are potentially subject to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance Company up to approximately $56,416 (SGD 75,000) per account. As of March 31, 2023 and 2022, the Company had cash balance of $2,233,699 and $2,491,589 was maintained at DI Scheme banks in Singapore, of $2,016,069 and $2,159,918 was subject to credit risk, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of $63,695 (HKD 500,000) if the bank with which an individual/a Company hold its eligible deposit fails. As of March 31, 2023 and 2022, cash balance of $289,859 and $664,187 was maintained at financial institutions in Hong Kong, of which $189,174 and $607,265 were subject to credit risk, respectively. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to $56,651 (MYR 250,000) per depositor per insured bank. As of March 31, 2023 and 2022, the Company had cash balance of $15,029 and $77,152 was maintained at banks in Malaysia, of $0 and $20,501 was subject to credit risk, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.
The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16 — Leases
As of March 31, 2023 and 2022, the Company has engaged in multiple offices and warehouse leases which were classified as operating leases. In addition, the Company engaged in a few automobiles lease under finance lease agreements.
The Company occupies various offices under operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.
The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
The Company recognized lease expense on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on an accretion basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.
The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease using an weighted average effective interest rate of 3.3% and 3.4% respectively for the year ended March 31, 2023 and 2022, which is determined using various incremental borrowing rate with similar term in Singapore, Hong Kong, and Malaysia.
As of March 31, 2023 and 2022, the weighted-average remaining operating lease term of its existing leases is approximately 1.9 and 2.6 years, respectively. As of March 31, 2023 and 2022, the weighted-average remaining financing lease term of its existing leases is approximately 4.0 and 4.1 years, respectively.
Operating and finance lease expenses consist of the following:
		For the Years ended March 31
	Classification	2023	2022
Operating lease cost
Lease expenses	General and administrative	675,655	495,168
Finance lease cost
Amortization of leased asset	General and administrative	26,556	21,281
Interest on lease liabilities	Interest expenses on finance leases	3,389	2,893
Total lease expenses		$705,600	$519,342
Weighted-average remaining term and discount rate related to leases were as follows:
	As of March 31, 2023	As of March 31, 2022
Weighted-average remaining term
Operating lease	1.9 years	2.6 years
Finance leases	4.0 years	4.1 years
Weighted-average discount rate
Operating lease	3.3%	3.4%
Finance leases	4.5%	4.5%

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth the Company’s minimum lease payments in future periods:
	Operating lease payments	Finance lease payments	Total
Twelve months ending March 31, 2024	$516,100	$33,286	$549,386
Twelve months ending March 31, 2025	313,284	33,286	346,570
Twelve months ending March 31, 2026	37,098	33,286	70,384
Twelve months ending March 31, 2027	—	17,790	17,790
Twelve months ending March 31, 2028	—	11,847	11,847
Total lease payments	866,482	129,495	995,977
Less: discount	(41,436)	(12,499)	(53,935)
Present value of lease liabilities	$825,046	$116,996	$942,042
Present value of lease liabilities, current	$488,760	$28,486	$517,246
Present value of lease liabilities, non-current	$336,286	$88,510	$424,796
Note 17 — Commitments and contingencies
Contingencies
Legal
From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.
Note 18 — Segment information
The Company presents segment information after elimination of inter-Company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.
By assessing the qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating in three reportable segments which comprise of console game, game publishing, and media advertising service. The segments are organized based on type of products for sale or service offered.

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following tables present the summary of each segment’s revenue, interest expense, depreciation and amortization, income or loss from operations, loss before income taxes, net income and capital expenditure which are considered as a segment operating performance measure, for the years ended March 31, 2023 and 2022:
	For the year ended March 31, 2023
	Console game	Game Publishing	Media advertising service	Consolidated
Revenues	$68,075,142	$6,103,312	$3,265,701	$77,444,155
Interest expense	$191,154	$—	$—	$191,154
Depreciation and amortization	$1,329,285	$—	$178,386	$1,507,671
Income (Loss) from operations	$3,890,027	$(239,274)	$(50,032)	$3,600,721
Income before income taxes	$1,194,010	$1,468,958	$97,844	$2,760,812
Net income	$818,670	$1,231,918	$90,082	$2,140,670
Capital expenditure	$472,911	$—	$65,450	$538,361
	For the year ended March 31, 2022
	Console game	Game Publishing	Media advertising service	Consolidated
Revenues	$62,536,110	$—	$3,290,947	$65,827,057
Interest expense	$117,556	$—	$—	$117,556
Depreciation and amortization	$460,926	$—	$162,533	$623,459
Income from operations	$3,902,608	$—	$136,017	$4,038,625
Income before income taxes	$5,051,159	$—	$293,502	$5,344,661
Net income	$4,334,389	$—	$252,136	$4,586,525
Capital expenditure	$211,819	$—	$33,581	$245,400
The accounting principles for the Company’s revenue by segment are set out in Note 2.
As of March 31, 2023, the Company’s total assets were comprised of $39,960,655 for sale of console game, hardware and accessories, $6,515,985 for game publishing, and $1,347,335 for advertising services.
As of March 31, 2022, the Company’s total assets were comprised of $23,741,477 for sale of console game, hardware and accessories, nil for game publishing, and $1,300,216 for advertising services.
Disaggregated information of revenues by regions are as follows:
	For the year ended March 31, 2023	For the year ended March 31, 2022
Singapore	$42,569,909	$25,199,251
Hong Kong	25,963,383	32,436,930
Malaysia	8,910,863	8,190,876
Total revenue	$77,444,155	$65,827,057
Note 19 — Subsequent Events
The Company evaluated all events and transactions that occurred after March 31, 2023 up through the date the Company issued these consolidated financial statements.
On April 12, 2023, Titan Digital acquired a 100% equity interest in Starry Jewelry from Debbie Soon Rui Yi (“Debbie”), the spouse of Jianhao Tan, the Chief Executive Officer (“CEO”) of Titan Digital, through

GCL GLOBAL LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
issuance of 17,648 shares or 15% of Titan Digital’s ordinary shares to Debbie. As a result, the Company’s effective equity interest in Titan Digital was reduced from 100% to 85% upon the acquisition of Starry Jewelry.
On July 25, 2023, Titan Digital acquired 100% equity interest of Martiangear from two third-party for cash consideration of $148,000 and share consideration consisted of issuance of 53,711 ordinary shares by GCL BVI.
On August 25, 2023, 2 Game Pro Ltda was formed in Brazil as a wholly-owned subsidiary of 2Game to pave the way for the next phase development of 2Game’s digital platform. At the time of this proxy statement/prospectus, 2 Game Pro Ltda has not yet started any business activities.
On October 18, 2023, RF Acquisition Corp. (“RFAC”), GCL Global Holdings Ltd. (“PubCo”), GCL BVI, GCL Global and RF Dynamic LLC (“Sponsor”) have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, among other things, PubCo will form (i) Merger Sub 1, which shall be a Cayman Islands exempted Company limited by shares and wholly owned direct subsidiary of PubCo, and (ii) Merger Sub 2, which shall be a Delaware corporation and wholly owned direct subsidiary of PubCo, for the purpose of participating in the transactions contemplated by the Merger Agreement, including, without limitation, (a) the Initial Merger, in which Merger Sub 1 shall merge with and into GCL Global, with GCL Global surviving such merger as a wholly owned subsidiary of PubCo, and (b) the SPAC Merger, in which Merger Sub 2 shall merge with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of PubCo. On December 1, 2023, the Merger Agreement was amended to reflect revisions to the GCL Global’s restructuring and related defined terms. Further, pursuant to the Merger Agreement, on or before December 17, 2023, GCL BVI and GCL Global shall cause, and shall cause certain other entities as provided in the Merger Agreement to complete the Restructuring. On December 15, 2023, the date of completion for above mentioned restructuring was further amended to on or before January 31, 2023.
Further, pursuant to the Merger Agreement, on or before December 17, 2023, GCL BVI and GCL Global shall cause, and shall cause certain other entities as provided in the Merger Agreement to complete the Restructuring. On January 31, 2024, the date of completion for above mentioned restructuring was further amended to on or before February 29, 2024. Upon the closing of the Business Combination, the combined Company (the “Combined Company”) is expected to be listed on Nasdaq under the reserved ticker symbol “GCL”.

GCL UNAUDITED FINANCIAL STATEMENTS

ANNEX A
Execution Version
AGREEMENT AND PLAN OF MERGER
by and among
RF ACQUISITION CORP.,
GCL GLOBAL HOLDINGS LTD,
GRAND CENTREX LIMITED,
GCL GLOBAL LIMITED,
and
RF DYNAMIC LLC
dated as of October 18, 2023

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of October 18, 2023 (this “Agreement”), is made and entered into by and among (i) RF Acquisition Corp., a Delaware corporation (“SPAC”), (ii) GCL Global Holdings LTD, a Cayman Islands exempted company limited by shares (“PubCo”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”) and (v) for the limited purposes set forth herein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).
RECITALS
WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, GCL Global is a newly formed entity, formed for the purpose of effecting the Restructuring (as defined herein) and participating in the transactions contemplated herein;
WHEREAS, PubCo is a newly formed exempted company, formed for the purpose of becoming the publicly traded holding company for the Surviving Corporation (as defined herein) and SPAC upon the Closing;
WHEREAS, following the date hereof, and prior to the Closing, PubCo will form (i) a Cayman Islands exempted company limited by shares, to be a direct wholly owned subsidiary of PubCo (“Merger Sub 1”) and (ii) a Delaware corporation, to be a direct wholly owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities” ), for the purpose of participating in the transactions contemplated herein. Following the formation of each Acquisition Entity, PubCo shall cause Merger Sub 1 and Merger Sub 2 to enter into a joinder to this Agreement, in form and substance satisfactory to SPAC (each, a “Joinder”);
WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”) and the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act” ), as applicable, (a) Merger Sub 1 will merge with and into GCL Global (the “Initial Merger”), the separate existence of Merger Sub 1 will cease and GCL Global will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo (GCL Global is hereinafter referred to for the periods from and after the Initial Merger Effective Time (as defined below) as the “Surviving Corporation”), and (b) immediately following confirmation of the effective filing of the Initial Merger, Merger Sub 2 will merge with and into SPAC (the “SPAC Merger” and together with the Initial Merger, the “Mergers” ), the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo;
WHEREAS, (a) upon the Initial Merger Effective Time, the holders of GCL Global Shares will receive ordinary shares of PubCo, par value $0.0001 per share (“PubCo Shares”) in accordance with this Agreement and the PubCo Governing Documents, and (b) upon the SPAC Merger Effective Time the holders of SPAC Common Stock will receive PubCo Shares;
WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company and Epicsoft Ventures Pte Ltd have entered into a support agreement (the “Shareholder Support Agreement”);
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, SPAC and RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”) have entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”);
WHEREAS, at Closing, PubCo, certain holders of Company Shares and the Sponsor will enter into lock-up agreements substantially in the form attached hereto as Exhibit A (collectively, the “Lock-Up Agreements”);
WHEREAS, at Closing, PubCo, certain Company Shareholders and the Sponsor will enter into a registration rights agreement in customary form and substance (the “Registration Rights Agreement”)

pursuant to which, among other things, PubCo agrees to provide certain Company Shareholders with certain rights relating to the registration for resale of the PubCo Shares that they will receive in the Initial Merger;
WHEREAS, the board of directors of SPAC (the “SPAC Board”) has (i) determined that it is fair to, advisable for and in the best interests of SPAC and its stockholders to enter into this Agreement and to consummate the Mergers and the other Transactions, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the Mergers and the other Transactions, and (iii) determined to recommend to its stockholders the approval and adoption of this Agreement, the Mergers and the other Transactions; and
WHEREAS, each of the board of directors of GCL Global and the board of directors of GCL BVI has (i) determined that it is fair to, advisable for and in the best interests of the Company and its shareholders, as applicable, to enter into this Agreement and to consummate the Restructuring, the Mergers and the other Transactions, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby, any definitive documents executed as of the date hereof or to be executed in connection with the Restructuring and any other documents contemplated thereby (the “Restructuring Agreements”), the consummation of the Restructuring, and the consummation of the Mergers and the other Transactions, and (iii) determined to recommend to its shareholders the approval and adoption of this Agreement, the Restructuring Agreements, the Restructuring, the Mergers and the other Transactions.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, SPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   DEFINITIONS.   As used herein, the following terms shall have the following meanings:
“Acquisition Entity” has the meaning set forth in the Recitals hereto.
“Acquisition Proposal” means, as to the Company or SPAC, other than the Transactions and the Reorganization, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 20% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 20% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 20% or more of the consolidated assets of such Person and its Subsidiaries. Notwithstanding anything to the contrary, any transaction in which the Company or one of its Subsidiaries or Affiliates acquires another entity for strategic purposes, as reasonably determined by the Company, shall not be deemed an “Acquisition Proposal.”
“Action” means any action, lawsuit, complaint, claim, petition, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.
“Additional SEC Reports” has the meaning set forth in Section 7.4.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Alternative Transaction” means, (i) as to any GCL Company, a transaction (other than any Transaction, the Restructuring or any transaction in which the GCL Company or its respective Subsidiaries or Affiliates is the surviving entity) concerning the sale or transfer of (a) all or any material part of the business or assets of the GCL Companies, taken as a whole, or (b) any of the Company Shares or other equity interests or profit interests (including any phantom or synthetic equity) of any GCL Company, whether newly issued or already outstanding, in any case, whether such transaction takes the form of a sale or issuance of shares or other equity interests, assets, merger, consolidation, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise, and (ii) as to SPAC, a transaction involving the sale or transfer of SPAC Common Stock, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, business combination, issuance of debt securities or convertible securities, warrants, management Contract, joint venture or partnership, or otherwise.
“Ancillary Agreements” means, collectively, the Shareholder Support Agreement, the Sponsor Support Agreement, the Lock-Up Agreements, the Registration Rights Agreement, the PubCo Governing Documents, the Assignment and Assumption Agreement, and the Joinders.
“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).
“Anti-Money Laundering Laws” means the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, anti-money laundering provisions of the USA PATRIOT Act of 2001, as amended, all other applicable anti-money laundering Laws of any jurisdiction, and similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.
“Assignment and Assumption Agreement” has the meaning set forth in Section 7.5.
“Assumed Warrant” has the meaning set forth in Section 2.3(g)(v).
“Audited Company Financials” means the audited consolidated financial statements of the GCL Companies (including, in each case, any related notes thereto), consisting of the consolidated statements of financial position of the GCL Companies as of March 31, 2023 and March 31, 2022, and the related audited consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with PCAOB standards.
“Business Combination” has the meaning set forth in Article II of the SPAC Charter.
“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a Business Combination.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York and the Cayman Islands are authorized or required by Law to close.
“Cayman Companies Act” has the meaning set forth in the Recitals hereto.
“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.
“Closing” has the meaning set forth in Section 2.5.
“Closing Date” has the meaning set forth in Section 2.5.
“Code” means the United States Internal Revenue Code of 1986.

“Company” means (a) prior to the completion of the Restructuring, GCL BVI, and (b) from and after the completion of the Restructuring, GCL Global.
“GCL Global Memorandum and Articles” means the Memorandum and Articles of Association of GCL Global dated September 8, 2023 (as amended from time to time).
“Company Audited Financial Statements” has the meaning set forth in Section 3.4(a).
“Company Benefit Plan” has the meaning set forth in Section 3.21(a).
“Company Board” has the meaning, as the case may be, (a) prior to the completion of the Restructuring, the Board of Directors of GCL BVI, and (b) from and after the completion of the Restructuring, the Board of Directors of GCL Global.
“Company Board Recommendation” has the meaning set forth in Section 8.3(c)(ii).
“Company Cure Period” has the meaning set forth in Section 10.1(e).
“Company Disclosure Schedules” has the meaning set forth in Article III.
“Company Exchange Ratio” means the quotient obtained by dividing the Price per Company Share by $10.00 (ten dollars). For illustrative purposes only, assuming the sum of the Fully-Diluted Company Shares is 26,085,179, the Company Exchange Ratio would be 4.600313 (rounded to the sixth decimal place).
“Company Financial Statements” has the meaning set forth in Section 3.4(a).
“Company Health Plan” has the meaning set forth in Section 3.21(l).
“Company Intellectual Property” means, collectively, any and all (i) Owned Intellectual Property and (ii) Licensed Intellectual Property.
“Company Products” means each product, service, solution or offering (together with all Intellectual Property, deliverables, technology and materials utilized as part thereof) developed by or on behalf of any of the GCL Companies that (i) has been sold, distributed or made available to third parties by any of the GCL Companies, or manufactured by any of the GCL Companies, or ordered or purchased by third parties from the Company or its Subsidiaries, in each case at any time during the three-year period preceding the date of this Agreement or (ii) that, as of the date hereof have, in whole or in part, entered any prototype or similar development stage, process or status.
“Company Shareholder” means any holder of any Company Shares.
“Company Shares” means the ordinary shares of the Company.
“Company Transaction Expenses” means fees and disbursements incurred by the Company or the Company Shareholders in connection with the Transactions for the categories listed on Schedule 2.1(b)(i) hereto.
“Company Transaction Expenses Certificate” has the meaning set forth in Section 2.1(b)(i).
“Company Unaudited Financial Statements” has the meaning set forth in Section 3.4(a).
“Company Written Consent” has the meaning set forth in Section 8.3(c)(i).
“Computer Security Incident” means any data or security breaches or unauthorized access, modification, disclosure, misuse, loss, or unavailability of Protected Data or IT Systems or violation or suspected (after investigation that did not eliminate such suspicion) violation of Privacy and Security Requirements. Examples of such incidents include: (i) an attacker commands a botnet to send high volumes of connection requests to a web server, causing it to crash; (ii) users are tricked into opening a “quarterly report” sent via email that is actually malware; running the tool has infected their computers and established connections with an external host; (iii) an attacker obtains sensitive data and threatens that the details will be released publicly if the organization does not pay a designated sum of money; or (iv) a user provides or exposes sensitive information to others through peer-to-peer file sharing services.

“Confidential Information” means any non-public information of or concerning the GCL Companies or any of their respective businesses, including business plans, financial data, customer and client lists, customer and client information (including names, addresses and contact information and including prospective customers and prospective clients), marketing plans, technology, products, services, solutions, offerings, platforms, Proprietary Information and Intellectual Property, whether existing or being developed.
“Continental” means Continental Stock Transfer & Trust Company.
“Contract Workers” means independent contractors, consultants, temporary employees, leased employees or other agents employed or used with respect to the operation of the business of the GCL Companies and classified by the Company as other than employees or compensated other than through wages paid by the Company through its payroll department.
“Contracts” means any contracts, subcontracts, agreements, arrangements, understandings, commitments, instruments, undertakings, indentures, leases, mortgages and purchase orders, whether written or oral.
“Copyrights” means all rights in copyrights, and other rights in any works of authorship of any type, in all forms, media or medium, now known or hereinafter developed, and whether or not completed, published, or used, including all drafts, plans, sketches, artwork, layouts, copy, designs, photographs, illustrations, collections, serials, printed or graphic matter, slides, compilations, serials, promotions, audio or visual recordings, transcriptions, Software, and all derivative works, translations, adaptations and combinations of any of the foregoing, all registrations and applications therefor and all extensions, restorations, and renewals of any of the foregoing, all worldwide rights and priorities afforded under any Law with respect to any of the foregoing, and all termination rights, moral rights, author rights and all other rights associated therewith.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.
“D&O Indemnified Parties” has the meaning set forth in Section 6.3(a).
“Databases” means all compilations of data, the selection and arrangement of that data, and all related documentation, including documentation regarding the procedures used in connection with the selection, collection, arrangement, processing and distribution of data contained therein to the extent they exist, together with documentation regarding the attributes of the data contained therein or the relationships among such data and documentation regarding data structures and formats, and file structures and formats, whether registered or unregistered, and any registrations or applications for registration therefor.
“Deadline Extension Loans” means any loans provided by the Sponsor or its Affiliates to SPAC for the purpose of extending the date by which SPAC must consummate a business combination.
“Develop” or “Development” means any conception, reduction to practice, invention, creation, formulation, design, enhancement, testing, discovery, editing, commercialization, modification, improvement, or development (and any contribution to the foregoing), whether independently or jointly.
“Disclosure Schedules” means, as applicable, the Company Disclosure Schedules or the SPAC Disclosure Schedules.
“Dissenting Shares” has the meaning set forth in Section 2.7(a).
“DGCL” has the meaning set forth in the Recitals hereto.
“DTC” means the Depository Trust Company.
“Environmental Laws” means any and all applicable Laws relating to pollution, protection, preservation or remediation of the environment (including natural resources) and human health and safety, including but not limited to the use, storage, emission, disposal or release of or exposure to Hazardous Materials.
“Environmental Permits” means the Permits required under Environmental Laws.
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with a company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Export Laws” means (i) all Laws imposing trade sanctions on any Person, including, all Laws administered by OFAC, all sanctions, Laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury or the European Union, and all anti-boycott Laws administered by the U.S. Department of State or the Department of Treasury, and (ii) all Laws relating to the import, export, re- export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and the export control Laws of the United Kingdom or the European Union.
“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.
“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.
“Fully-Diluted Company Shares” means the total number of issued and outstanding Company Shares as of immediately prior to the Initial Merger Effective Time, on an as-converted basis and assuming the exercise of any options, warrants, or other similar securities of the Company as of immediately prior to the Initial Merger Effective Time, if applicable.
“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.
“GCL BVI Memorandum and Articles” means the Memorandum and Articles of Association of GCL BVI dated November 16, 2018.
“GCL Companies” means, collectively, GCL Global and its Subsidiaries (but not, for the avoidance of doubt, the Acquisition Entities), GCL BVI, GCL Global Pte Ltd, a Singapore company (“GCL Global SG”) and the Group Subsidiaries.
“GCL Company Interests” means all of the issued and outstanding equity interests of the GCL Companies.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a Delaware corporation are its certificate of incorporation and bylaws, the “Governing Documents” of a Delaware limited liability company are its limited liability company agreement and certificate of formation under the Delaware Limited Liability Act and the “Governing Documents” of a Cayman Islands exempted company are its memorandum of association and articles of association under the Cayman Companies Act, in each case, as amended and/or restated from time to time.
“Governmental Authority” means any federal, state, provincial, municipal, local, international, supranational or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), governmental commission, department, board, bureau, agency, court, arbitral tribunal, securities exchange or similar body or instrumentality thereof.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“GRA” has the meaning set forth in Section 2.9.
“Group Subsidiaries” means, collectively, (a) Titan Digital Media Pte. Ltd., a Singapore company (“Titan SG”), (b) Epicsoft Hong Kong Limited, a Hong Kong company (“Epic HK”), (c) Epicsoft Malaysia

Sdn. Bhd., a Malaysia company (“Epic MY”), (d) Epicsoft Asia Pte. Ltd., a Singapore company (“Epic SG”), (e) 4Divinity Pte. Ltd. (“4Divinity SG”), a Singapore company, (f) 2Game Digital Limited, a Hong Kong company (“2Game HK”), (g) Starry Jewelry Pte Ltd., a Singapore company (“Starry Jewelry”) and (h) Martiangear Pte Ltd., a Singapore company (“Martiangear”).
“Hazardous Materials” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive” (or words of similar intent or meaning) under Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, per- and polyfluoroalkyl substances or pesticides.
“Healthcare Reform Laws” has the meaning set forth in Section 3.21(l).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“IFRS” shall mean the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.
“Incentive Shares” has the meaning set forth in Section 6.6.
“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above, and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the Ordinary Course.
“Initial Merger” has the meaning set forth in the Recitals hereto.
“Initial Merger Constituent Corporations” has the meaning set forth in Section 2.2(b).
“Initial Merger Effective Time” has the meaning set forth in Section 2.2(c).
“Initial Merger Filing Documents” has the meaning set forth in Section 2.2(c).
“Intellectual Property” means all of the following: (a) Copyrights; (b) Trademarks; (c) Patents; (d) Proprietary Information (including knowledge databases, customer lists and customer databases); (e) all domain names, uniform resource locators and other names and locators associated with the internet, including applications and registrations thereof; (f) all rights (as such may exist or be created in any jurisdiction), whether statutory, common law or otherwise, in, arising out of, or associated with the foregoing; (g) all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction worldwide; (h) all rights equivalent or similar or pertaining to the foregoing, including those arising under international treaties and convention rights; (i) all rights and powers to assert, defend and recover title to any of the foregoing; (j) all rights to assert, defend, sue, and recover damages for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any rights in or to any of the foregoing; and (k) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions and extensions of legal protection pertaining to any of the foregoing.
“Intended Tax Treatment” has the meaning set forth in Section 2.9.

“Interim Period” has the meaning set forth in Section 6.1.
“Investment Company Act” means the United States Investment Company Act of 1940.
“IRS” means the United States Internal Revenue Service.
“IT Systems” means, collectively, the hardware, Software, data, Databases, data communication lines, network and telecommunications equipment, platforms, servers, peripherals, computer systems, and other information technology equipment, facilities, infrastructure and documentation used, owned, leased or licensed by any of the GCL Companies and used in their business as currently conducted.
“Joinders” means joinders to this Agreement, in form and substance satisfactory to SPAC, to be executed and delivered by each Acquisition Entity following its formation.
“Key Shareholder” means any holder of 5% or more of the Fully-Diluted Company Shares.
“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing.
“Leased Real Property” means all real property leased, licensed, subleased, sublicensed or otherwise used or occupied by any of the GCL Companies or to which the GCL Companies otherwise has a right to use.
“Licensed Intellectual Property” means Intellectual Property licensed or made available by another Person to any of the GCL Companies.
“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, charges, security interests, options, leases, subleases, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws).
“Lock-Up Agreements” has the meaning set forth in the Recitals hereto.
“Loeb” has the meaning set forth in Section 8.5(a).
“Material Adverse Effect” means any event, change or circumstance that has a material adverse effect on (i) the assets, business, results of operations or financial condition of the GCL Companies, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any change in applicable Laws or GAAP after the date hereof or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Mergers or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 3.10 and, to the extent related thereto, the condition in Section 9.2(a)), (d) any change generally affecting any of the industries or markets in which the Company operates or the economy as a whole, (e) the compliance with the terms of this Agreement or the taking of any action required by this Agreement or with the prior written consent of SPAC, (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, and any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement or the

Company’s compliance therewith, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of any GCL Company to meet any projections, forecasts or budgets or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which SPAC has requested or to which it has consented; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change does not have a disproportionate impact on the Company as compared to other industry participants or (ii) the ability of the Company to consummate the Transactions.
“Material Contracts” has the meaning set forth in Section 3.5(a).
“Material Permits” has the meaning set forth in Section 3.16.
“Maximum Allowable SPAC Transaction Expenses” has the meaning set forth in Section 2.6(c).
“Merger Consideration” means $1,200,000,000.
“Merger Consideration Shares” has the meaning set forth in Section 2.2(g)(i).
“Merger Sub 1” has the meaning set forth in the Recitals hereto.
“Merger Sub 1 Board” has the meaning set forth in the Recitals hereto.
“Merger Sub 1 Share” has the meaning set forth in Section 5.2(a).
“Merger Sub 2” has the meaning set forth in the Recitals hereto.
“Merger Sub 2 Board” has the meaning set forth in the Recitals hereto.
“Merger Sub 2 Share” has the meaning set forth in Section 5.2(a).
“Mergers” has the meaning set forth in the Recitals hereto.
“Nasdaq” means the Nasdaq Global Market or Nasdaq Capital Market.
“NYSE” means the New York Stock Exchange.
“Non-U.S. Plan” has the meaning set forth in Section 3.21(a).
“Non-U.S. Subsidiaries” has the meaning set forth in Section 8.5(b).
“OFAC” means the United States Office of Foreign Assets Control.
“Ordinary Course” means, with respect to an action taken by a Person, that (i) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person’s business, including (with respect to the use of such term in Article III or Article IV as to the period prior to the date of this Agreement); and (ii) such action complies with, in all material respects, all applicable Laws.
“Owned Company Software” means all Software owned or purported to be owned by a GCL Company.
“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the GCL Companies.
“Patents” means all (a) U.S. and foreign patents (including certificates of invention and other patent equivalents), utility models, and applications for any of the foregoing, including provisional applications, and all patents of addition, improvement patents, continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, confirmations, substitutions and extensions thereof or related thereto, and all applications or counterparts in any jurisdiction pertaining to any of the foregoing, including applications filed pursuant to any international patent law treaty, (b) inventions, discoveries, improvements, idea submissions and invention disclosures, whether or not patentable, whether or not reduced to practice, and whether or not yet made the subject of a pending patent application or applications, and (c) other patent rights and any other Governmental Authority- issued indicia of invention ownership (including inventors’ certificates, petty patents and innovation patents), together with all worldwide rights and priorities afforded under any Law with respect to any of the foregoing.
“Payment Spreadsheet” has the meaning set forth in Section 2.1(b)(iii).
“PCAOB” means the United States Public Company Accounting Oversight Board and any division or subdivision thereof.
“Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law, and all pending applications for any of the foregoing.
“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the Ordinary Course, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions, and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or IFRS, as applicable, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course, (iii) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith in the Ordinary Course through appropriate Actions by the Person responsible for the payment thereof, and for which adequate accruals or reserves have been established in accordance with GAAP, IFRS or other applicable accounting principles with respect thereto, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) non-exclusive licenses of Owned Intellectual Property entered into in the Ordinary Course, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Company Unaudited Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Company Unaudited Financial Statements, (vii) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, (ix) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty, and (x) Liens described on Section 1.1 of the Company Disclosure Schedules.
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.
“Personal Information” means (a) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, government-issued ID number, customer or account number, health information, financial information, credit report information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; and (b) all other data or information that is otherwise protected by any Privacy Laws or otherwise considered personally identifiable information or personal data under applicable Law.

“Plan of Initial Merger” means a Plan of Merger in form and substance reasonably satisfactory to SPAC and the Company, prepared in accordance with the provisions of the Cayman Companies Act.
“Price per Company Share” means the quotient, expressed as a dollar number, obtained by dividing the Merger Consideration by the Fully-Diluted Company Shares.
“Privacy Laws” means all Laws concerning the privacy, secrecy, security, protection, disposal, international transfer or other Processing of Personal Information, including incident reporting and security incident notifying requirements.
“Privacy and Security Requirements” means, to the extent applicable to any GCL Company, (a) all Privacy Laws; (b) any Laws relating to wiretapping, eavesdropping, or passive or surreptitious tracking in connection with the use of online platforms; (c) the PCI DSS and any other privacy- or data security- related industry standards to which any GCL Company is legally or contractually bound or has publicly represented with which it complies; (d) all Contracts between a GCL Company and any Person that are applicable to the Processing of Protected Data; and (e) all policies and procedures applicable to any GCL Company relating to the Processing of Protected Data, including without limitation all website and mobile application privacy policies and internal information security procedures.
“Private Placement” means the offer, issuance and sale to private investors in one or more transactions exempt from registration under the Securities Act of debt or equity interests of any of the GCL Companies on or prior to Closing.
“Process” or “Processing” means, with respect to data, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, protection, security, erasure or destruction of such data.
“Proprietary Information” means all rights under applicable Laws in and to trade secrets, confidential information, proprietary information, designs, formulas, algorithms, procedures, methods, techniques, discoveries, developments, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, recordings, graphs, drawings, reports, analyses, documented and undocumented information, information and materials not generally known to the public, protocols, schematics, compositions, sketches, photographs, websites, content, images, graphics, text, artwork, audiovisual works, build instructions, Software, Databases, pricing, customer and user lists, market studies, business plans, systems, structures, architectures, devices, concepts, methods and information, together with any and all notes, analysis, compilations, lab reports, notebooks, invention disclosures, studies, summaries, and other material containing or based, in whole or in part, on any information included in the foregoing, including all copies and tangible embodiments of any of the foregoing in whatever form or medium.
“Protected Data” means data regulated by the PCI-DSS, Personal Information and all data for which any GCL Company is required by Law, Contract or written policy to safeguard and/or keep confidential or private.
“PubCo” has the meaning set forth in the Recitals hereto.
“PubCo 5% Shareholder” has the meaning set forth in Section 8.5(c).
“PubCo Board” has the meaning set forth in the Recitals hereto.
“PubCo Governing Documents” means the Amended and Restated Memorandum of Association and Articles of Association of PubCo, to be adopted by PubCo and registered by the Cayman Registrar prior to Closing.
“PubCo Incentive Equity Plan” has the meaning set forth in Section 5.11.
“PubCo Shares” has the meaning set forth in the Recitals hereto.
“Publicly Available Software” means (i) any Software that is distributed as free software or open source software (including Software distributed under the GNU General Public License, the GNU Lesser General

Public License, the Affero General Public License, any Creative Commons “ShareAlike” license, the Server Side Public License, or the Apache Software License), or pursuant to open source, copyleft, or similar licensing and distribution models; and (ii) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, linked to, derived from, or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no or minimal charge.
“Real Property Lease” has the meaning set forth in Section 3.5(a)(viii).
“Registered Intellectual Property” means all Intellectual Property that is registered, filed, certified, applied for, perfected, recorded, renewed or issued under the authority of, with or by any Governmental Authority, domain name registrar or other public or quasi-public legal authority anywhere in the world.
“Registration Rights Agreement” has the meaning set forth in the Recitals hereto.
“Registration Statement” has the meaning set forth in Section 8.3(a)(i).
“Regulatory Approvals” has the meaning set forth in Section 8.2(a).
“Related Party” has the meaning set forth in Section 3.19(a).
“Remedial Action” means all action required under applicable Laws: (x) to cleanup, remove, treat or in any other way remediate any chemical, Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (y) to prevent the release of any chemical, Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (z) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.
“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.
“Restructuring” means a sequential three-step transaction involving (a) the transfer from GCL BVI to GCL Global SG of all outstanding shares of EPIC MY; followed by (b) the transfer from GCL BVI to GCL Global of its equity interests in GCL Global SG; and followed by (c) the issuance of shares by GCL Global to the shareholders of GCL BVI (“GCL Shareholders”), such that each GCL Shareholder owns the same ownership percentage of GCL Global that he, she, or it, as applicable, owns in GCL BVI, resulting in (i) GCL Shareholders holding all issued and outstanding equity interests in GCL Global, (ii) GCL Global holding all outstanding equity interests in GCL Global SG, and (iii) GCL Global SG holding all outstanding equity interests of the Group Subsidiaries, as depicted on Annex I attached hereto.
“Restructuring Agreements” has the meaning set forth in the Recitals hereto.
“Sanctions” means any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Shareholder Support Agreement” has the meaning set forth in the Recitals hereto.
“Software” means all (a) computer software, programs, applications, scripts, middleware, firmware, interfaces, tools, operating systems, software code of any nature, (including object code, source code, interpreted code, data files, rules, definitions and methodology derived from the foregoing) and any derivations, updates, enhancements and customization of any of the foregoing, together with all related processes, technical data, algorithms, APIs, subroutines, operating procedures, report formats, development tools, templates and user interfaces, (b) electronic data, Databases and data collections, and (c) documentation, including user manuals, technical manuals, programming comments, descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, and training materials related to any of the foregoing.
“SPAC” has the meaning set forth in the preamble hereto.
“SPAC Board” has the meaning set forth in the Recitals hereto.
“SPAC Board Recommendation” has the meaning set forth in Section 8.3(b)(ii).
“SPAC Bylaws” means the bylaws of SPAC in effect immediately prior to the SPAC Merger Effective Time, as amended and/or restated from time to time.
“SPAC Capital Stock” means, collectively, the SPAC Common Stock and the SPAC Preferred Stock.
“SPAC Charter” means the Amended and Restated Certificate of Incorporation of SPAC, dated March 23, 2022, as amended and/or restated from time to time.
“SPAC Class A Common Stock” means Class A common stock of SPAC, par value $0.0001 per share.
“SPAC Class B Common Stock” means Class B common stock of SPAC, par value $0.0001 per share.
“SPAC Common Stock” means, collectively, the SPAC Class A Common Stock and the SPAC Class B Common Stock.
“SPAC Cure Period” has the meaning set forth in Section 10.1(f).
“SPAC Disclosure Schedules” has the meaning set forth in Article IV.
“SPAC Extension Proposal” means the proposal to be submitted to the SPAC Stockholders pursuant to a definitive proxy statement filed by SPAC with the SEC and provided to the SPAC Stockholders for the purpose of amending the SPAC Governing Documents to extend the time period for SPAC to consummate a business combination (currently December 28, 2023) to September 30, 2024 as well as any related proposals that the parties hereto may deem necessary or appropriate in connection with such extension, including any required amendment to the Investment Management Trust Agreement between the SPAC and Continental.
“SPAC Financial Statements” has the meaning set forth in Section 4.4(a).
“SPAC Financing Certificate” has the meaning set forth in Section 2.1(b)(ii).
“SPAC Governing Documents” means, collectively, the SPAC Charter and the SPAC Bylaws.
“SPAC Merger” has the meaning set forth in the Recitals hereto.
“SPAC Merger Certificate” has the meaning set forth in Section 2.2(c).
“SPAC Merger Constituent Corporations” has the meaning set forth in Section 2.2(b).
“SPAC Merger Effective Time” has the meaning set forth in Section 2.3(a).
“SPAC Preferred Stock” means preferred stock of SPAC, par value $0.0001 per share.
“SPAC Rights” means rights to acquire one-tenth of one share of SPAC Class A Common Stock.
“SPAC SEC Filings” has the meaning set forth in Section 4.12.
“SPAC Share Redemption Amount” means the aggregate amount payable from the Trust Account with respect to all SPAC Share Redemptions.
“SPAC Share Redemption” means the election of an eligible (as determined in accordance with the SPAC Governing Documents) holder of shares of SPAC Common Stock to redeem all or a portion of the shares of SPAC Common Stock held by such holder pursuant to the SPAC Governing Documents in connection with the Transaction Proposals.

“SPAC Stockholder” means any holder of any shares of SPAC Capital Stock.
“SPAC Stockholders’ Approval” means the approval of the Transaction Proposals, in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of SPAC Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with the SPAC Governing Documents) at a SPAC Stockholder Meeting duly called by the SPAC Board and held for such purpose.
“SPAC Stockholders Meeting” has the meaning set forth in Section 8.3(a)(i).
“SPAC Transaction Expenses” means, without duplication and excluding those fees and expenses already paid from IPO proceeds, fees and disbursements incurred by SPAC or the Sponsor in connection with the Transactions for the categories listed on Schedule 2.1(b)(ii) hereto.
“SPAC Units” means units of SPAC, each unit comprising one share of SPAC Class A Common Stock, one SPAC Right, and one SPAC Warrant.
“SPAC Warrant Agreement” means that certain Warrant Agreement, dated March 23, 2022, by and between SPAC and Continental.
“SPAC Warrants” means redeemable warrants to, in each case, purchase one share of SPAC Class A Common Stock for $11.50 per share.
“Sponsor” has the meaning set forth in the Recitals hereto.
“Sponsor Nominated Directors” has the meaning set forth in Section 6.2(a).
“Sponsor Support Agreement” has the meaning set forth in the Recitals hereto.
“Stockholder Litigation” has the meaning set forth in Section 8.6.
“Stockholder Merger Consideration” means, with respect to each SPAC Stockholder or Company Shareholder, as applicable, subject to the terms and conditions of this Agreement, the sum of all PubCo Shares receivable by such SPAC Stockholder pursuant to Section 2.3(g)(iii) or Company Shareholder pursuant to Section 2.2(g)(i) (and with respect to each such Company Shareholder, as allocated in accordance with the Payment Spreadsheet).
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a general or limited partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
“Surviving Corporation” has the meaning set forth in the Recitals hereto.
“Surviving Corporation Governing Documents” has the meaning set forth in Section 2.2(d).
“Tax Return” means any return, declaration, report, claim for refund, statement, information statement or other document (including any related or supporting schedules, statements or information) filed or required to be filed by the applicable party with any Governmental Authority in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.
“Taxes” means any and all federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, Value Added Tax, estimated, customs duties, sales, use, or other taxes, governmental fees or other like assessments, together with any interest, penalty, addition to tax or additional amounts imposed with respect thereto by a Governmental Authority.
“Terminating Company Breach” has the meaning set forth in Section 10.1(e).

“Terminating SPAC Breach” has the meaning set forth in Section 10.1(f).
“Termination Date” means September 30, 2024.
“Trademarks” means all trademarks, service marks, trade names, business names, corporate names, trade dress, look and feel, product and service names, logos, brand names, slogans, 800 numbers, Internet domain names, URLs, social media usernames, handles, hashtags and account names, symbols, emblems, insignia and other distinctive identification and indicia of source of origin, whether or not registered, including all common law rights thereto, and all applications and registrations therefor, and all goodwill associated with any of the foregoing or the business connected with the use of and symbolized by the foregoing.
“Trading Day” means any day on which Nasdaq or NYSE is open for trading.
“Transaction Financing” has the meaning set forth in Section 8.10.
“Transaction Investor” means any investor in the Transaction Financing.
“Transaction Proposals” has the meaning set forth in Section 8.3(a)(i).
“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the Ancillary Agreements, but excludes, for the avoidance of doubt, the Restructuring.
“Transfer Taxes” has the meaning set forth in Section 8.5(d).
“Trust Account” has the meaning set forth in Section 11.1.
“Trust Agreement” has the meaning set forth in Section 4.13.
“Trustee” has the meaning set forth in Section 4.13.
“Value Added Tax” means value added tax or any similar, replacement or additional tax.
“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.
“Winston” has the meaning set forth in Section 8.5(a).
“Working Capital Loans” means any loans provided by the Sponsor or its Affiliates to SPAC for the purpose of funding working capital expenses incurred in good faith by SPAC in the Ordinary Course.
Section 1.2   CONSTRUCTION.
(a)   Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule”, “Exhibit” or “Annex” refer to the specified Schedule, Exhibit or Annex of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” and (viii) the word “or” shall be disjunctive but not exclusive.
(b)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)   References to “$,” “US$,” “USD” or “dollars” are to the lawful currency of the United States of America.
(d)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.
(e)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP (with respect to SPAC) and IFRS (with respect to the GCL Companies).
(f)   Unless the context of this Agreement otherwise requires, references to the Company with respect to periods following the Initial Merger Effective Time shall be construed to mean the Surviving Corporation and vice versa.
(g)   Unless the context of this Agreement otherwise requires, references to the Company with respect to period prior to the completion of the Restructuring shall be construed to mean GCL BVI, and following the completion of the Restructuring shall be construed to mean GCL Global.
(h)   The phrases “delivered”, “provided to”, “furnished to”, or “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been (i) provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (A) in the virtual “data room” set up by the Company in connection with this Agreement or (B) by delivery to such party or its legal counsel via electronic mail or hard copy form, or (ii) with respect to SPAC, filed with the SEC by SPAC on or prior to the date hereof.
Section 1.3   KNOWLEDGE.   As used herein, (a) the phrase “to the knowledge of the Company” or “to the Company’s knowledge” shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Schedules; (b) the phrase “to the knowledge of SPAC” shall mean the actual knowledge of the individuals identified on Section 1.3 of the SPAC Disclosure Schedules.
ARTICLE II
TRANSACTIONS; CLOSING
Section 2.1   PRE-CLOSING ACTIONS.
(a)   Restructuring.   As soon as reasonably practicable (but in any event, within 60 days of the date hereof), GCL BVI and GCL Global shall, and shall cause the GCL Companies to, complete the Restructuring.
(b)   Company Transaction Expenses Certificate; SPAC Financing Certificate; Payment Spreadsheet.
(i)   No later than three Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of all of the Company Transaction Expenses actually incurred in the items listed on Schedule 2.1(b)(i) hereto (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date, in an aggregate amount not to exceed $4,500,000 (the “Company Transaction Expenses Certificate”).
(ii)   No later than three Business Days prior to the Closing Date, SPAC shall deliver to the Company written notice setting forth: (A) the aggregate amount of cash proceeds that will be required to satisfy the exercise of the SPAC Share Redemption; (B) a written report setting forth a list of all of the SPAC Transaction Expenses actually incurred in the items listed on Schedule 2.1(b)(ii) hereto (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid or reimbursed, without duplication, as of the close of business on the Business Day immediately preceding the Closing Date, and (C) an evidence of any amounts of SPAC Transaction Expenses that will be satisfied through the exercise of rights of conversion into PubCo Shares in connection with the Closing (the “SPAC Financing Certificate”).
(iii)   Promptly following delivery by (A) the Company of the Company Transaction Expenses Certificate pursuant to Section 2.1(b)(i) and (B) SPAC of the SPAC Financing Certificate pursuant to Section 2.1(b)(ii) and, in any event, not less than two Business Days prior to the Closing Date the Company shall (1) deliver to SPAC a spreadsheet schedule (the “Payment Spreadsheet”) in excel format with underlying calculations setting forth the portion of the Merger Consideration payable to each Company Shareholder (including the allocation of PubCo Shares). As promptly as practicable following the Company’s delivery of the Payment Spreadsheet, the parties hereto shall work together in good faith to finalize the Payment Spreadsheet in accordance with this Agreement. The allocation of a portion of the Merger Consideration to the Company Shareholders pursuant to the Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and shall be used by parties hereof for purposes of issuing the Merger Consideration to the Company Shareholders pursuant to this Article II, absent manifest error. In issuing the Merger Consideration, the parties hereof shall, to the fullest extent permitted by applicable Law, be entitled to rely fully on the information set forth in the Payment Spreadsheet, absent manifest error. The Payment Spreadsheet shall be prepared solely by the Company, and the Company acknowledges that SPAC and its Affiliates are not responsible for, and shall have no liability with respect to, the Payment Spreadsheet or any allocations, errors or omissions therein.
Section 2.2   THE INITIAL MERGER.
(a)   Initial Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Act, at the Initial Merger Effective Time, Merger Sub 1 shall be merged with and into the Company, and the separate corporate existence of Merger Sub 1 shall cease, and the Company, as the Surviving Corporation, shall thereafter continue its corporate existence as a wholly owned subsidiary of PubCo.
(b)   Effect of the Initial Merger.   From and after the Initial Merger Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities, powers and franchises, of a public as well as a private nature, of the Company and Merger Sub 1 (the Company and Merger Sub 1 sometimes being referred to herein as the “Initial Merger Constituent Corporations”), and shall become subject to all the debts, restrictions, liabilities and duties of each of the Initial Merger Constituent Corporations; and all rights, privileges, powers and franchises of each of the Initial Merger Constituent Corporations, and all property, real, personal and mixed, and all debts due to each such Initial Merger Constituent Corporation, on whatever account, and all things in action or belonging to each Initial Merger Constituent Corporations shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of each of the Initial Merger Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Initial Merger Constituent Corporations shall not revert or become in any way impaired by reason of the Initial Merger; but all Liens upon any property of an Initial Merger Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, restrictions, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of this Agreement, the Plan of Initial Merger and the Cayman Companies Act.
(c)   Execution and Filing of Initial Merger Filing Documents.   At the Closing, and immediately prior to the SPAC Merger, subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, and provided this Agreement has not been earlier terminated pursuant to its terms, Merger Sub 1 and the Company shall cause the Plan of Initial Merger, together with such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other applicable Law to make the Initial Merger effective (collectively, the “Initial Merger Filing

Documents”), to be executed and duly submitted for filing with the Cayman Registrar in accordance with the applicable provisions of the Cayman Companies Act. The Initial Merger shall become effective at such time as the Plan of Initial Merger is duly registered by the Cayman Registrar, or at such later time as Merger Sub 1 and the Company mutually agree in writing with the written consent of SPAC (subject to the requirements of the Cayman Companies Act) and as set forth in the Plan of Initial Merger (such date and time as the Initial Merger becomes effective, the “Initial Merger Effective Time”).
(d)   Organizational Documents of the Company.   At the Initial Merger Effective Time, the Company Articles and Company Memorandum, as in effect immediately prior to the Initial Merger Effective Time, shall be amended and restated in the forms to be agreed to by PubCo and SPAC (the “Surviving Corporation Governing Documents”), respectively, and as so amended and restated shall be the memorandum and articles of the Surviving Corporation, until thereafter amended as provided therein and under the Cayman Companies Act.
(e)   Directors and Officers of the Surviving Corporation and PubCo.
(i)   From and after the Initial Merger Effective Time, the officers of the Company holding such positions as set forth on Section 6.2(b) of the Company Disclosure Schedules shall be the officers of the Surviving Corporation and shall be appointed as officers of PubCo, each such officer to hold office in accordance with the Surviving Corporation Governing Documents, or the PubCo Governing Documents, respectively.
(ii)   From and after the Initial Merger Effective Time, the Persons identified as the initial directors of the Surviving Corporation in accordance with the provisions of Section 6.2(a) shall be the directors of the Surviving Corporation and shall be appointed as directors of PubCo, each to hold office in accordance with the Surviving Corporation Governing Documents and the PubCo Governing Documents, respectively.
(f)   Effect of the Initial Merger on Merger Sub 1 Shares.   At the Initial Merger Effective Time, by virtue of the Initial Merger and without any action on the part of any party hereto or the holders of shares of Merger Sub 1, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into an equal number and class of shares of the Surviving Corporation, which shares shall constitute the only outstanding shares of the Surviving Corporation.
(g)   Effect of the Initial Merger on Company Shares.
(i)   Company Shares.   At the Initial Merger Effective Time, by virtue of the Initial Merger and without any action on the part of any party hereto or the holders of Company Shares, each Company Share that is issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Company Share excluded pursuant to subsection (ii) below and any Dissenting Share), shall automatically be cancelled and cease to exist in exchange for the right to receive, such number of newly issued PubCo Shares that is equal to the Company Exchange Ratio (rounded up to the nearest whole share), as such calculations are set forth in the Payment Spreadsheet as to each holder set forth therein (the “Merger Consideration Shares”), without interest. As of the Initial Merger Effective Time, each Company Shareholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 2.7(a)). Prior to the payment of the Merger Consideration Shares to any Company Shareholder, such Company Shareholder shall deliver to SPAC a duly completed and executed letter of transmittal in such form as is typical for transactions of this type together with the certificate (if the Company Shares are certificated) representing the Company Shares owned by such Company Shareholder. Such letter of transmittal will include, without limitation: a release in favor of PubCo, the GCL Companies and SPAC in such holders’ capacity as a Company Shareholder, from any Action or liability whatsoever, based upon, relating to or arising out of such Company Shareholder’s ownership of share capital of the Company and/or the Transactions.
(ii)   Company Treasury Shares.   Notwithstanding clause (i) above or any other provision of this Agreement to the contrary, at the Initial Merger Effective Time, if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect Subsidiary of the Company immediately prior to the Initial Merger Effective Time, such Company Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor.
(iii)   Dissenting Shares.   Each of the Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be canceled and cease to exist in accordance with Section 2.7(a) and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.7(a).
Section 2.3   THE SPAC MERGER.
(a)   SPAC Merger.   Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the DGCL, immediately following confirmation of the effective filing of the Initial Merger, and effective on such date and time as the SPAC Merger becomes effective (the “SPAC Merger Effective Time”), Merger Sub 2 shall be merged with and into SPAC, and the separate corporate existence of Merger Sub 2 shall cease, and SPAC, as the surviving corporation, shall thereafter continue its corporate existence as a wholly owned subsidiary of PubCo. The completion of the Initial Merger is a condition precedent for the completion of the SPAC Merger.
(b)   Effect of the SPAC Merger.   From and after the SPAC Merger Effective Time, SPAC shall thereupon and thereafter possess all of the rights, privileges, immunities, powers and franchises, of a public as well as a private nature, of SPAC and Merger Sub 2 (SPAC and Merger Sub 2 sometimes being referred to herein as the “SPAC Merger Constituent Corporations”), and shall become subject to all the debts, restrictions, liabilities and duties of each of the SPAC Merger Constituent Corporations; and all rights, privileges, immunities, powers and franchises of each SPAC Merger Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such SPAC Merger Constituent Corporation, on whatever account, and all things in action or belonging to each SPAC Merger Constituent Corporations shall become vested in SPAC; and all property, rights, privileges, immunities, powers and franchises, and all and every other interest shall become thereafter the property of SPAC as they are of the SPAC Merger Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such SPAC Merger Constituent Corporations shall not revert or become in any way impaired by reason of the SPAC Merger; but all Liens upon any property of a SPAC Merger Constituent Corporation shall thereafter attach to SPAC and may be enforceable against it to the same extent as if said debts, restrictions, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of this Agreement and the DGCL.
(c)   Filing of Certificate of Merger.   At the Closing, and immediately following confirmation of the effective filing of the Initial Merger (subject to the satisfaction or waiver of all of the conditions set forth in this Agreement as of the filing of the Initial Merger), and provided this Agreement has not theretofore been terminated pursuant to its terms, Merger Sub 2 and SPAC shall cause (or if Merger Sub 2 and SPAC do not cause, the Company shall cause) a certificate of merger in respect of the SPAC Merger and such other documents as may be required in accordance with the applicable provisions of the DGCL or by any other applicable Law to make the SPAC Merger effective (collectively, the “SPAC Merger Certificate”), to be executed and duly submitted for filing with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL. The SPAC Merger shall become effective at the time specified in the SPAC Merger Certificate pursuant to Section 2.3(a).
(d)   Organizational Documents of SPAC.   At the SPAC Merger Effective Time, the SPAC Charter and SPAC Bylaws, as in effect immediately prior to the SPAC Merger Effective Time, shall be amended and restated, each in customary form and substance mutually agreeable to SPAC and the Company (the “New SPAC Charter” , and the “New SPAC Bylaws”, and collectively, the “New SPAC Governing Documents”), respectively, and as so amended and restated shall be the certificate of incorporation and bylaws of the SPAC, until thereafter amended as provided therein and under the DGCL.

(e)   Directors and Officers of SPAC.
(i)   From and after the SPAC Merger Effective Time, the officers of the Company holding such positions as set forth on Section 2.3(e) of the Company Disclosure Schedules shall be appointed the officers of SPAC, each such officer to hold office in accordance with the SPAC Governing Documents.
(ii)   From and after the SPAC Merger Effective Time, the Persons identified as the initial directors of the Surviving Corporation on Section 2.3(e) of the Company Disclosure Schedules shall be appointed the directors of SPAC, each to hold office in accordance with the SPAC Governing Documents.
(f)   Effect of the SPAC Merger on Merger Sub 2 Stock.   At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any party hereto or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into an equal number of shares of common stock of SPAC, which shares shall, subject to Section 2.3(g), constitute the only shares of capital stock of SPAC.
(g)   Effect of the SPAC Merger on SPAC Capital Stock.
(i)   SPAC Units.   At the SPAC Merger Effective Time, each SPAC Unit that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically separated and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock, one SPAC Warrant, and one SPAC Right in accordance with the terms of the applicable SPAC Unit, which underlying securities of SPAC shall be adjusted in accordance with the applicable terms of this Section 2.3(g).
(ii)   SPAC Rights.   At the SPAC Merger Effective Time, and immediately following the separation of each SPAC Unit in accordance with Section 2.3(g)(i) above, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party hereto or the holders of SPAC Capital Stock, each holder of 10 or more SPAC Rights shall be deemed to hold one share of SPAC Class A Common Stock for each 10 such SPAC Rights (including all SPAC Rights that were included in the SPAC Units).
(iii)   SPAC Common Stock.   At the SPAC Merger Effective Time, and immediately following the separation of each SPAC Unit in accordance with Section 2.3(g)(i) above and the exchange of each SPAC Right in accordance with Section 2.3(g)(ii) above, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party hereto or the holders of SPAC Capital Stock each share of SPAC Class A Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time, shall automatically be cancelled and cease to exist in exchange for the right to receive a newly issued PubCo Share. As of the SPAC Merger Effective Time, each SPAC Stockholder shall cease to have any other rights in and to SPAC.
(iv)   SPAC Treasury Stock.   Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, at the SPAC Merger Effective Time, if there are any shares of SPAC Capital Stock that are owned by SPAC as treasury shares or any shares of SPAC Capital Stock owned by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time, such shares of SPAC Capital Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.
(v)   SPAC Warrants.   At the SPAC Merger Effective Time, without any action on the part of any holder of a SPAC Warrant, each SPAC Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time (but after giving effect to the separation of each SPAC Unit in accordance with Section 2.3(g)(i)) shall, pursuant to and in accordance with Section 4.5 of the SPAC Warrant Agreement and the Assignment and Assumption Agreement, automatically and irrevocably be modified to provide that such SPAC Warrant shall no longer entitle the holder thereof to purchase the number of shares of SPAC Class A Common Stock set forth therein and in substitution thereof such SPAC Warrant shall entitle the holder thereof to acquire such equal number of PubCo Shares (each, an “Assumed Warrant”). Each Assumed Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant as of immediately prior to the SPAC Merger Effective Time, except that each Assumed Warrant shall be exercisable for shares of PubCo Shares rather than SPAC Class A Common Stock In connection therewith and prior to the SPAC Merger Effective Time, SPAC and PubCo shall take all actions necessary to execute an Assignment and Assumption Agreement (as defined below) pursuant to Section 7.5.
Section 2.4   EQUITABLE ADJUSTMENTS.   If, between the date of this Agreement and the Closing, the issued and outstanding Company Shares or shares of SPAC Capital Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Shares or shares of SPAC Capital Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Shares or the holders of shares of SPAC Capital Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 2.4 shall not be construed to permit SPAC, the Company, PubCo, Merger Sub 1 or Merger Sub 2 to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.
Section 2.5   CLOSING.   In accordance with the terms and subject to the conditions of this Agreement, the closing of the Initial Merger, the SPAC Merger, and the other Transactions contemplated by this Agreement to occur or become effective in connection therewith (including all Transactions contemplated to occur or become effective at the Closing, the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or at such other time and place or in such other manner as shall be agreed upon by SPAC and the Company in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.
Section 2.6   CLOSING DELIVERABLES.
(a)   At the Closing, the Company will deliver or cause to be delivered to SPAC:
(i)   a certificate signed by an officer of the Company and each Acquisition Entity, dated as of the Closing Date, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;
(ii)   the Payment Spreadsheet;
(iii)   a copy of the executed Registration Rights Agreement duly executed by PubCo and the Company Shareholders thereto;
(iv)   a copy of each Lock-Up Agreement, duly executed by the applicable Company Shareholder and PubCo (for avoidance of doubt, no holder of less than 5% of the outstanding shares of the Company will be required to enter into such Lock-Up Agreement);
(v)   a copy of the executed Assignment and Assumption Agreement, duly executed by PubCo;
(vi)   evidence reasonably satisfactory to SPAC of the completion of the Restructuring; and
(vii)   copies of the approvals, waivers or consents called for by Section 9.2(f), if any.
(b)   At the Closing, SPAC will deliver or cause to be delivered to the Company:
(i)   a certificate signed by an officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 9.3(a) and Section 9.3(d) have been fulfilled;

(ii)   copies of the written resignations of all the directors and officers of SPAC, effective as of the SPAC Merger Effective Time;
(iii)   a copy of the executed Registration Rights Agreement duly executed the SPAC Stockholders thereto;
(iv)   a copy of the executed Assignment and Assumption Agreement, duly executed by SPAC and Continental; and
(v)   a copy of each Lock-Up Agreement, duly executed by Sponsor.
(c)   Provided SPAC has satisfied the Minimum Cash condition set forth in Section 9.3(b), PubCo shall pay, or cause to be paid, by wire transfer of immediately available funds at Closing, (i) accrued and unpaid Company Transaction Expenses as set forth in the Company Transaction Expenses Certificate pursuant to Section 2.1(b)(i) for an amount up to $4,500,000, which shall include the respective amounts and wire transfer instructions for the payment thereof and (ii) accrued and unpaid SPAC Transaction Expenses as set forth in the SPAC Financing Certificate pursuant to Section 2.1(b)(ii) for an amount up to $9,500,000 (the “Maximum Allowable SPAC Transaction Expenses”). Prior to Closing, Sponsor will have arranged to pay for any SPAC Transaction Expenses in excess of the Maximum Allowable SPAC Transaction Expenses that have been incurred by the SPAC and/or the Sponsor at Closing.
(d)   Notwithstanding the foregoing, the Company shall be responsible for paying any extension fees up to $100,000 per month on or after March 28, 2024, and up to $100,000 for fees associated with the completion of the Form 10-K for the fiscal year ended December 31, 2023 and if applicable, the Form 10-Q for the fiscal quarter ended March 31, 2024, and if applicable, up to an additional $25,000 for the Form 10-Q for the fiscal quarter ended June 30, 2024.
(e)   For avoidance of doubt, the total amount payable by PubCo pursuant to Section 2.6(c) (including the value of any shares issued in satisfaction of outstanding expenses) shall not exceed $14,000,000. Notwithstanding anything to the contrary in the foregoing, PubCo shall not be obligated to pay for SPAC Transaction Expenses in excess of the Maximum Allowable SPAC Transaction Expenses which the Sponsor has agreed to pay for. PubCo’s failure or refusal to pay anything over and above the Maximum Allowable SPAC Transaction Expenses will not be deemed to constitute a breach or a default of any kind by the Company or PubCo under this Agreement.
Section 2.7   APPRAISAL AND DISSENTER’S RIGHTS.
(a)   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, Company Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by Company Shareholders who have not voted in favor of the Initial Merger nor consented thereto in writing and who have given a notice of election to dissent pursuant to section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting Shares”) shall not be converted into, and any such Company Shareholder shall have no right to receive, any Stockholder Merger Consideration, and shall cease to have any of the rights as a shareholder of the Company (save for the right to be paid fair value for the Company Shares). Any Company Shareholder who prior to the Initial Merger Effective Time fails to perfect or validly withdraws a notice of election to dissent or otherwise loses his, her or its rights to payment for their Company Shares pursuant to section 238 of the Cayman Companies Act shall be treated in the same manner as a Company Shareholder who did not give a notice of election to dissent pursuant to section 238 of the Cayman Companies Act.
(b)   Prior to the Initial Merger Effective Time, the Company shall give SPAC (i) prompt notice of any notices of election to dissent pursuant to section 238 of the Cayman Companies Act received by the Company and any withdrawals of such notices, and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of dissent rights pursuant to section 238 of the Cayman Companies Act. Subject to the requirements of the Cayman Companies Act, the Company shall not, except with the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any Dissenting Shares or offer to settle or settle any demand made pursuant to Section 238 of the Cayman Companies Act.
Section 2.8   WITHHOLDING.   Each of PubCo, the Surviving Corporation, SPAC, Merger Sub 1 and Merger Sub 2 and their agents shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law; provided that PubCo, the Surviving Corporation, SPAC, Merger Sub 1 and Merger Sub 2 or their agent, as applicable, shall cooperate to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. Without limiting the foregoing, PubCo may give effect to withholding hereunder by withholding any consideration issued in the form of PubCo Shares or other consideration issued in kind, and then selling such portion of such PubCo Shares or other consideration issued in kind as it may determine and using the proceeds thereof to satisfy applicable withholding obligations and remitting such proceeds to appropriate Governmental Authorities. To the extent that amounts are so withheld by PubCo, the Surviving Corporation, SPAC, Merger Sub 1 or Merger Sub 2 or their agents, as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.9   TAX CONSEQUENCES.   The parties hereto hereby agree and acknowledge that for U.S. federal income tax purposes, it is intended that (a) taken together, the Mergers will qualify as an exchange under Section 351 of the Code and (b) the SPAC Merger will not result in gain being recognized under Section 367(a)(1) of the Code by any SPAC Stockholder (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Transactions that does not enter into a five-year gain recognition agreement (“GRA”) pursuant to United States Treasury Regulations Section 1.367(a)-8(c)) ((a) and (b), together, the “Intended Tax Treatment”). To the extent permitted under applicable Law, (i) the parties intend that the Mergers also qualify as a “reorganization” under Section 368(a) of the Code and (ii) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder, as well as an integrated plan of formation and combination among various constituent parties pursuant to Section 351 of the Code and the Treasury Regulations thereunder.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to SPAC the following, except as set forth in the Disclosure Schedules delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Schedules”), which exceptions shall be deemed to be part of the representations and warranties made hereunder subject to, and in accordance with, Section 11.9 (and any reference in this Agreement or any Ancillary Agreement to this Article III or any provision thereof shall be deemed to refer to such Article or provision as modified by the Company Disclosure Schedules in accordance with Section 11.9).
Section 3.1   ORGANIZATION, GOOD STANDING, CORPORATE POWER AND QUALIFICATION.   The Company is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to the Company Governing Documents. The Company is presently qualified to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified and in good standing in each such jurisdiction (except where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). Prior to the date of this Agreement, the Company has made available to SPAC true, correct and complete copies of the Company Governing Documents and the governing documents of each other GCL Company, including all amendments thereto, as in effect as of the date of this Agreement.

Section 3.2   SUBSIDIARIES; CAPITALIZATION.
(a)   The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than the Subsidiaries of the Company set forth on Section 3.2(a) of the Company Disclosure Schedules. Each of the Company’s Subsidiaries has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate or other entity power and authority to own and operate its properties and assets, to carry own its business as presently conducted and contemplated to be conducted. Each of the Company’s Subsidiaries is presently qualified to do business as a foreign corporation or other entity in each jurisdiction in which it is required to be so qualified and is in good standing in each such jurisdiction (except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). All shares or other equity securities of the Company’s Subsidiaries that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right.
(b)   The capitalization of the Company (both as of the date of this Agreement, and the capitalization of the Company as will exist following the completion of the Restructuring) is set forth on Section 3.2(b) of the Company Disclosure Schedules. Other than such Company Shares set forth on set forth on Section 3.2(b) of the Company Disclosure Schedules, the Company is not authorized to issue any other class or series of Company Shares.
(c)   All Company Shares that are issued and outstanding (or that will be issued and outstanding following the completion of the Restructuring) have been (or will be) duly authorized and validly issued in compliance with applicable Laws, are (or will be) fully paid and nonassessable, and have not (or will not have) been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. The Company Shares have the rights, preferences, privileges and restrictions set forth in the Company Governing Documents.
(d)   There are no authorized or outstanding options, restricted stock, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from the Company of any Company Shares. Except as set forth on Section 3.2(d) of the Company Disclosure Schedules, and the Company Governing Documents, the Company is not a party to or subject to any agreement or understanding and there is no agreement or understanding between any Persons that affects or relates to the voting or giving of written consents with respect to any security or by a director of the Company. To the Company’s knowledge, no officer or director has made any representations or promises regarding equity incentives to any officer, employee, director or consultant of the Company that is not reflected in the issued and outstanding share and option numbers contained in this Section 3.2.
(e)   The only Company Shares that will be issued and outstanding immediately after the Closing will be such share(s) owned by PubCo following the consummation of the Initial Merger.
Section 3.3   DUE AUTHORIZATION.   All corporate action on the part of each of the GCL Companies and their respective directors, officers and shareholders necessary for the (a) authorization, execution and delivery by GCL Global and GCL BVI of this Agreement and the Ancillary Agreements to which either is or will be a party, (b) consummation of the Transactions and the Restructuring, and (c) performance of all of GCL Global’s, GCL BVI’s and each GCL Company’s obligations hereunder or thereunder has been taken or will be taken prior to the Restructuring or the Closing, as applicable, subject to (i) obtaining the Company Written Consent, (ii) the filing of the Initial Merger Filing Documents and (iii) the receipt of the Regulatory Approvals (as defined below). This Agreement and the Ancillary Agreements to which it is or will be a party assuming due authorization, execution and delivery by each other party constitute valid and binding obligations of GCL Global and GCL BVI, as applicable, enforceable against GCL Global and GCL BVI in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

Section 3.4   FINANCIAL STATEMENTS.
(a)   Attached as Section 3.4(a) of the Company Disclosure Schedules are (i) the unaudited consolidated statement of financial position of the GCL Companies as of March 31, 2023 and March 31, 2022 and the related consolidated statements of profit or loss, changes in equity and cash flows for the years then ended, (the “Unaudited Company Financial Statements”). The Unaudited Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company as of the dates and for the periods indicated in such Unaudited Company Financial Statements in conformity with GAAP (except for the absence of footnotes and other presentation items and subject to audit adjustments) and were derived from the books and records of the Company.
(b)   The Company has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the GCL Companies (including any fraud that involves management or other employees who have a significant role in the internal controls of the GCL Companies) is made known to the management of the Company by others within any of the GCL Companies and are effective in recording, processing, summarizing and reporting financial data. The GCL Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(c)   Since March 31, 2022, neither the Company nor, to the knowledge of the Company, any Representative of any of the GCL Companies has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the GCL Companies with respect to the Unaudited Company Financial Statements or the internal accounting controls of any of the GCL Companies, including any written complaint, allegation, assertion or claim that any of the GCL Companies has engaged in questionable accounting or auditing practices. No attorney representing any of the GCL Companies, whether or not employed by any of the GCL Companies, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by any of the GCL Companies or any of their respective Representatives to the Company Board or the board of directors (or similar governing body) of any of its Subsidiaries or any committee thereof or to any director or officer of any of the GCL Companies.
(d)   None of the GCL Companies has any liability or obligation, absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of the GCL Companies prepared in accordance with GAAP applied and in accordance with past practice, other than (i) obligations and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) obligations and liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) any Company Transaction Expenses, (iv) obligations incurred by the Company’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) obligations and liabilities reflected, or reserved against, in the Unaudited Company Financial Statements.
Section 3.5   MATERIAL CONTRACTS.
(a)   Section 3.5(a) of the Company Disclosure Schedules lists all Contracts to which any GCL Company is a party, by which any GCL Company is bound or to which any GCL Company or any of its assets or properties are subject that are in effect as of the date of this Agreement and constitute or involve the following (together with all amendments, waivers or other changes thereto, each of the following, a “Material Contract”):

(i)   each employee collective bargaining Contract;
(ii)   obligations of, or payments to, any of the GCL Companies of $500,000 or more;
(iii)   any Contract under which any GCL Company has created, incurred, assumed or guaranteed Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in an amount in excess of $500,000;
(iv)   any Contract that is a definitive purchase and sale or similar agreement entered into in connection with an acquisition or disposition by any GCL Company since March 31, 2022 of any Person or of any business entity or division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner), but excluding any Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;
(v)   any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate, other than sales or purchases in the Ordinary Course;
(vi)   any Contract not made in the Ordinary Course and not disclosed pursuant to any other clause under this Section 3.5(a) and expected to result in revenue or require expenditures in excess of $500,000 in the calendar year ending March 31, 2023;
(vii)   any joint venture Contract, partnership agreement, limited liability company agreement or similar Contract that is material to the business of the GCL Companies, taken as a whole;
(viii)   any real property leasehold interest (each, a “Real Property Lease”);
(ix)   all leases or master leases of personal property reasonably likely to result in annual payments of $500,000 or more in a 12-month period;
(x)   any Contract pursuant to which any GCL Company (A) licenses or is granted rights from a third party under Intellectual Property that is material to the business of the GCL Companies, taken as a whole, excluding click-wrap, shrink-wrap, off-the-shelf software licenses and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $250,000 per year provided such software is not combined with, linked to or distributed with any Owned Company Software or any Company Product or (B) licenses or grants to a third party to any rights in or to use Owned Intellectual Property or Owned Company Software (excluding non-exclusive licenses granted to customers, contractors, suppliers or service providers in the Ordinary Course);
(xi)   the grant of rights to manufacture, produce, assemble, license, market or sell any Company Products;
(xii)   Contracts with any Governmental Authority;
(xiii)   any Contract which restricts in any material respect or contains any material limitations on the ability of any GCL Company to compete in any line of business or in any geographic territory, in each case excluding customary confidentiality agreements (or clauses) or non-solicitation agreements (or clauses);
(xiv)   Contracts between (A) on the one hand, any of the GCL Companies, and (B) on the other hand, any Company Shareholder;
(xv)   all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which a GCL Company is a party that provide for payments by any GCL Company or to any GCL Company in excess of $250,000, in the aggregate, over any 12-month period;
(xvi)   all Contracts that result in any Person holding an irrevocable power of attorney from any GCL Company that relates to any GCL Company or its business;

(xvii)   Contracts to which any GCL Company is a party that are of the type that would be required to be filed with the Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant.
(b)   True, correct and complete copies of the Contracts required to be listed on Section 3.5(a) of the Company Disclosure Schedules, have been delivered to or made available to SPAC prior to the date of this Agreement, together with all amendments thereto.
(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all Material Contracts to which any of the GCL Companies is a party or by which its assets are bound are valid, binding and in full force and effect, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies, (ii) none of the GCL Companies (nor, to the knowledge of the Company, any other party to any such Contract) is or, with the giving of notice, the lapse of time or otherwise, would be in default under any Material Contract to which any of the GCL Companies is or will be a party or by which its assets are bound, (iii) since March 31, 2022, none of the GCL Companies has received any written or, to the Company’s knowledge, oral claim or notice of material breach of or material default under any Material Contract, (iv) to the Company’s knowledge, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by a GCL Company or, to the Company’s knowledge, any other party thereto (in each case, with or without notice or lapse of time or both), and (v) since March 31, 2022 through the date hereof, none of the GCL Companies has received written notice from any customer or supplier that is a party to any Material Contract that such party intends to terminate or not renew any Material Contract.
Section 3.6   INTELLECTUAL PROPERTY.
(a)   Section 3.6(a) of the Company Disclosure Schedules sets forth, as of the date hereof, a true and complete list, including the record owner, legal owner, jurisdiction, serial and application numbers, and registration number of all Registered Intellectual Property and all material unregistered Trademarks that are Owned Intellectual Property and all Owned Company Software. All Owned Intellectual Property is subsisting and, to the knowledge of the Company, is valid and enforceable except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity. All Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees.
(b)   Except as set forth on Section 3.6(b) of the Company Disclosure Schedules, each item of Owned Intellectual Property is owned by a GCL Company free and clear of all Liens, other than Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the GCL Companies collectively own all right, title, and interest in, or have a valid and enforceable written license or other permission to use, all Company Intellectual Property.
(c)   Except as set forth on Section 3.6(c) of the Company Disclosure Schedules, or as would not reasonably be expected to result in a Material Adverse Effect, no Actions are pending or have been threatened in writing, or to the knowledge of the Company have been threatened orally, against any GCL Company by any Person claiming that any GCL Company has infringed, misappropriated or otherwise violated their Intellectual Property rights or rights of publicity, or challenging the ownership, use, patenting, registration, validity, or enforceability of any Owned Intellectual Property. Except as set forth on Section 3.6(c) of the Company Disclosure Schedules, no GCL Company is a party to any pending Action, as of the date of this Agreement, claiming infringement, misappropriation or other violation by any Person of any Owned Intellectual Property. Except as set forth on Section 3.6(c) of the Company Disclosure Schedules, or as would not reasonably be expected to result in a Material Adverse Effect, to the Company’s knowledge, within the five years preceding the date of this Agreement the GCL Companies, their products and services, the conduct of the GCL Companies’ business, and the use of the Owned Intellectual Property, have not infringed, misappropriated or otherwise violated, and currently do not infringe, misappropriate, or otherwise violate, the Intellectual Property right or right of publicity of any Person. No Person has notified a GCL Company in writing that any of such Person’s Intellectual Property rights or right of publicity are infringed, misappropriated, or otherwise violated by a GCL Company or that a GCL Company requires a license to any of such Person’s Intellectual Property rights. To the Company’s knowledge, as of the date of this Agreement no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property. No written or, to the Company’s knowledge, oral claims alleging any infringement, misappropriation, or other violation have been made against any Person by a GCL Company.
(d)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the GCL Companies have undertaken commercially reasonable efforts to protect: (i) the confidentiality of all Proprietary Information that is Owned Intellectual Property and (ii) any confidential information owned by any Person to whom a GCL Company has a confidentiality obligation. No such Proprietary Information has been disclosed by a GCL Company to any Person other than pursuant to a written confidentiality agreement restricting the disclosure and use of such Proprietary Information by such Person.
(e)   No Person (including current and former founders, employees, contractors, and consultants of the GCL Companies) has any right, title, or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The GCL Companies have implemented policies whereby employees who create or develop any Intellectual Property in the course of their employment with a GCL Company are required to assign to the applicable GCL Company all of such employee’s rights therein, and all employees and contractors of the GCL Companies who have created or developed any Intellectual Property in the course of their employment or provision of services for such GCL Company have executed written agreements pursuant to which such Persons have assigned (or are obligated to assign) to such GCL Company all of such employee’s or contractor’s rights in and to such Intellectual Property that did not vest automatically in the GCL Company by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the GCL Company), except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(f)   Except as set forth on Section 3.6(f) of the Company Disclosure Schedules, no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Intellectual Property. No Governmental Authority, university or other educational institution, research organization or standards setting organization has any right, title or interest in or to any Owned Intellectual Property.
(g)   The Owned Company Software operates in all material respects with its specifications established by the GCL Companies. Material reported defects and reports of errors with respect to Owned Company Software are monitored in accordance with Company practices. To the Company’s knowledge, no Person other than the GCL Companies possesses a copy, in any form (print, electronic, or otherwise), of any source code for any Owned Company Software (other than contractors engaged to develop or maintain Owned Company Software), and the GCL Companies have undertaken commercially reasonable efforts to protect the confidentiality of all such source code. The GCL Companies have no obligation to afford any Person access to any such source code.
(h)   No Publicly Available Software has been incorporated in, linked to, distributed with, or otherwise used in connection with any Owned Company Software in any manner that (i) requires, or conditions the use or distribution of any Owned Company Software on the disclosure, licensing, or distribution of any source code for any portion of such Owned Company Software or (ii) otherwise imposes any material limitation, restriction, or condition on the right or ability of the GCL Companies to use, allow third parties to use, distribute, or enforce any Owned Intellectual Property. To the Company’s knowledge, the GCL Companies have complied and are in compliance with the terms of all licenses for Publicly Available Software used by the GCL Companies in all material respects.
(i)   In connection with its collection, storage, transfer (including without limitation, any transfer across national borders) Processing and/or use of any Personal Information, each GCL Company is and has been, within the five years preceding the date of this Agreement, in material compliance with all applicable Privacy and Security Requirements. Each GCL Company has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect the confidentiality, integrity and availability of all Protected Data maintained and collected by it. Except as set forth in Section 3.6(i), within the five years preceding the date of this Agreement the Company, and to the Company’s knowledge any third party processing Protected Data on behalf of any GCL Company, has not experienced any Computer Security Incident, and to the Company’s knowledge, the Company has not received any written notices or written complaints from any Person regarding a Computer Security Incident relating to any GCL Company. Within the five years preceding the date of this Agreement the Company has not received, nor provided, any notice of any written claims, actions, investigations, inquiries or alleged violations of Privacy and Security Requirements by any GCL Company. To the Company’s knowledge, within the five years preceding the date of this Agreement no GCL Company has been subject to, and there are no complaints, audits, investigations or Actions pending against the Company by any Governmental Authority (including any audits relating to the Cybersecurity Maturity Model Certification (CMMC)), or by any Person, in respect of the collection, use, storage, disclosure or other Processing of Protected Data.
(j)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the IT Systems are operational and adequate and sufficient for the current and reasonably anticipated future needs of the business of the GCL Companies, (ii) to the Company’s knowledge, there have been no unremediated material failures of the IT Systems currently used to provide material products to customers in the conduct of their business as it is currently conducted during the two year period preceding the date hereof, and (iii) the GCL Companies have in place commercially reasonable security controls and backup and disaster recovery plans and procedures.
(k)   No GCL Company engages in the sale, as defined by applicable Law, of Personal Information. All sales and marketing activities by the GCL Companies have been in material compliance with all applicable Laws that require the provision of notice and obtaining of consent from potential customers to receive such sales and marketing materials. To the Company’s knowledge, the GCL Companies have valid and legal rights to Process all Protected Data that is Processed by the GCL Companies in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Privacy and Security Requirements.
Section 3.7   TITLE TO PROPERTIES AND ASSETS; LIENS.   Each of the GCL Companies has good and marketable title to its properties, assets and rights, including the Company Intellectual Property, and has good title to all its leasehold interests, in each case free and clear of any Lien, other than Permitted Liens. With respect to the properties, assets and rights it leases, each of the GCL Companies is in compliance with such leases in all material respects and, to the Company’s knowledge, holds a valid leasehold interest free of any Liens, other than Permitted Liens. The properties, assets and rights owned, leased or licensed by the GCL Companies (including any Company Intellectual Property) constitute all the properties, assets and rights used in connection with the businesses of the GCL Companies. Such properties, assets and rights constitute all the properties, assets and rights necessary for the GCL Companies to continue to conduct their respective businesses following the Closing as they are currently being conducted.
Section 3.8   REAL PROPERTY.
(a)   None of the GCL Companies owns, or has ever owned, any real property.
(b)   No GCL Company is in default under any Real Property Lease, and, to the Knowledge of the Company, there is no default by any lessor under the Real Property Lease.
(c)   To the Knowledge of the Company, all buildings, structures, improvements, fixtures, building systems and equipment included in the Leased Real Property are in reasonable operating condition and repair (ordinary wear and tear excepted).
(d)   Each GCL Company has a valid and enforceable leasehold interest under each Real Property Lease and each Real Property Lease is in full force and effect and constitutes a valid and binding obligation of the applicable GCL Company that is the lessee, or lessor, enforceable against such GCL

Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.
(e)   To the knowledge of the Company, there are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties. No notice of such a proposed condemnation has been received by any GCL Company.
(f)   Each GCL Company has the right to conduct its business in each Leased Real Property for the remaining term of the applicable Real Property Lease.
Section 3.9   ENVIRONMENTAL MATTERS.   Except as set forth in Section 3.9 of the Company Disclosure Schedules:
(a)   except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each GCL Company is and, during the last five years, has been in compliance in all material respects with all Environmental Laws.
(b)   except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each GCL Company timely obtained and currently possesses all Environmental Permits required for the operation of its business and each Environmental Permit is valid and in full force and effect. The Company is and during the last five years, has been in compliance in all material respects with all Environmental Permits.
(c)   there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property or, to the Knowledge of the Company, at, in, on or under any formerly owned or leased real property, in each case (i) during the time that a GCL Company owned or leased such property, and (ii) that requires notice, further investigation or response action by a GCL Company pursuant to Environmental Law.
(d)   no GCL Company is subject to and no GCL Company has received any Governmental Order that remains unresolved relating to any non-compliance with Environmental Laws by the Company or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(e)   no Action is pending or, to the knowledge of the Company, threatened in writing and no investigation, to the knowledge of the Company, is pending or threatened in writing, in each case with respect to any GCL Company’s compliance with or liability under Environmental Law;
(f)   the GCL Companies have not generated, stored, used, transported, treated or disposed of any Hazardous Materials other than in compliance in all material respects with all Environmental Laws; and
(g)   the Company has made available to SPAC all material environmental reports (including any Phase One or Phase Two environmental site assessments) and audits relating to the Leased Real Property or any formerly owned or operated real property in its possession, custody or reasonable control.
Section 3.10   COMPLIANCE WITH OTHER INSTRUMENTS.   None of the GCL Companies is in material violation of any term of its Governing Documents. None of the GCL Companies is in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery by the Company and the performance by the Company of its obligations pursuant to this Agreement and the Ancillary Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or except for obtaining the Company Written Consent, (ii) the filing of the Initial Merger Filing Documents and (iii) the receipt of the Regulatory Approvals, require any consent, filing, notice, waiver or approval or constitute a default under (i) the Company’s Governing Documents, (ii) any Contract to which any of the GCL Companies is a party or by which any of the GCL Companies’ assets are bound or (iii) any applicable Law, Permit or

Governmental Order, nor (b) the creation of any Lien upon any of the properties or assets of the Company (other than Permitted Liens), except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.11   COMPLIANCE WITH LAWS.
(a)   Each GCL Company is, and since March 31, 2021 has been, in compliance in all material respects with all applicable Laws. The GCL Company has not received any written notice from any Governmental Authority of a violation of any applicable Law by the any GCL Company at any time since March 31, 2021, which violation would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b)   Since March 31, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by the GCL Company or, to the Company’s knowledge, any officer, director, manager, employee, agent or representative of the GCL Companies, in each case, acting on behalf of the GCL Companies, in violation of any applicable Anti-Bribery Law, (ii) none of the GCL Companies have been convicted of violating any Anti-Bribery Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Bribery Laws, (iii) none of the GCL Companies has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law and (iv) none of the GCL Companies has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Bribery Law.
(c)   Since March 31, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there has been no action taken by any GCL Company, or, to the Company’s knowledge, any officer, director, manager, employee, agent or representative of any GCL Company, in each case, acting on behalf of any GCL Company, in violation of any applicable Export Laws, (ii) no GCL Company has been convicted of violating any Export Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Export Laws, (iii) no GCL Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Export Laws and (iv) no GCL Company has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Export Law.
Section 3.12   ABSENCE OF CHANGES.   Since the date of the most recent Company Audited Financial Statements (a) there has not been, individually or in the aggregate, any Material Adverse Effect, and (b) the GCL Companies have conducted their businesses in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).
Section 3.13   LITIGATION.   Except as set forth in Section 3.13 of the Company Disclosure Schedules, as of the date of this Agreement (a) there are no Actions pending or, to the Company’s knowledge, currently threatened against any of the GCL Companies or their respective assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Agreement, or the right of the Company to enter into this Agreement or any Ancillary Agreement, or the right of any of the GCL Companies to perform its obligations contemplated by this Agreement or any Ancillary Agreement, or (ii) if determined adversely to any GCL Company, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or result in any change in the current equity ownership of the Company; (b) none of the GCL Companies is a party or subject to the provisions of any Governmental Order; and (c) there is no Action initiated by any of the GCL Companies currently pending or which any of the GCL Companies currently intends to initiate, except, in the case of each of clauses (a), (b) and (c), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14   INSURANCE.   Section 3.14 of the Company Disclosure Schedules contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the GCL Companies as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to SPAC. With respect to each such insurance policy required to be listed on Section 3.14 of the Company Disclosure Schedules, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.
Section 3.15   GOVERNMENTAL CONSENTS.   Assuming the accuracy of the representations made by SPAC in Article IV, no consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of any of the GCL Companies is required in connection with the valid execution and delivery of this Agreement or any Ancillary Agreement, or the consummation of any Transaction contemplated hereby or thereby, except (i) for such filings or notices as may be required under the Securities Act or under applicable state securities Laws, including the filing of the Initial Merger Filing Documents and any other filings or notices required for the consummation of the Initial Merger, (ii) the Regulatory Approvals, and (iii) where the failure to obtain such consents, approvals or authorizations of or registrations, qualifications, designations, declarations or filings, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.
Section 3.16   PERMITS.   Each GCL Company has timely obtained and holds all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by a GCL Company, (c) to the Company’s knowledge, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the Ordinary Course upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) the GCL Companies are in compliance with all Material Permits.
Section 3.17   REGISTRATION AND VOTING RIGHTS.   Except as set forth in Section 3.17 of the Company Disclosure Schedules and other than with respect to actions contemplated by the Mergers, this Agreement and the Ancillary Agreements, (a) none of the GCL Companies is presently under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued and (b) to the Company’s knowledge, no shareholder of any of the GCL Companies has entered into any agreements with respect to the voting of Company Shares.
Section 3.18   BROKERS OR FINDERS; TRANSACTION EXPENSES.   Except as set forth in Section 3.18 of the Company Disclosure Schedules, none of the GCL Companies has incurred, or will incur, directly or indirectly, as a result of any action taken by the GCL Companies, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the other Transactions.
Section 3.19   RELATED-PARTY TRANSACTIONS.   Except as set forth in Section 3.19 of the Company Disclosure Schedules (and other than with respect to actions expressly contemplated by this Agreement and the Ancillary Agreements):
(a)   No director, officer or employee of any of the GCL Companies or any member of such Person’s immediate family or any corporation, partnership or other entity in which such Person has a significant ownership interest or otherwise controls (each, a “Related Party”) is indebted to any of the GCL Companies, nor is any of the GCL Companies indebted (or committed to make loans or extend or guarantee credit) to any Related Party.
(b)   To the Company’s knowledge, no Related Party has any direct or indirect ownership interest in (i) any Person with which any of the GCL Companies is party to a Contract or has a material business relationship or (ii) any Person that competes with any of the GCL Companies, except that Related Parties may own stock in publicly traded companies that may compete with each of the GCL Companies.
(c)   No Related Party is directly or indirectly interested in any Contract with any of the GCL Companies, other than any such Contracts related to such Person’s (i) ownership of Company Shares, options or other securities of the Company, (ii) indemnification by the Company or (iii) salary, commission and other employment benefits provided by the Company to such Person.
Section 3.20   LABOR AGREEMENTS AND ACTIONS; EMPLOYEE COMPENSATION.
(a)   None of the GCL Companies is bound by or subject to (and none of their assets or properties is bound by or subject to) any Contract with any labor union, and, to the Company’s knowledge, no labor union has requested or has sought to represent any of the employees of any of the GCL Companies. There is no strike or other labor dispute involving any of the GCL Companies pending, or to the Company’s knowledge, threatened, that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, nor, to the knowledge of the Company, is there any labor organization activity involving the employees of any of the GCL Companies.
(b)   To the Company’s knowledge, no officer, management employee, or any group of management employees, intends to terminate their employment with any of the GCL Companies, nor does any of the GCL Companies have a present intention to terminate the employment of any of the foregoing. Each officer and management employee of each of the GCL Companies is currently providing full-time services to the conduct of the business of each of the GCL Companies. To the Company’s knowledge, no officer or management employee is currently working for a competitive enterprise.
(c)   Except as set forth in the Company Disclosure Schedules, the employment of each officer and employee of each of the GCL Companies is terminable at the will of each of the GCL Companies and no such individual is entitled to any material compensation upon termination of employment, except as required by Law applicable to the jurisdiction in which such officer or employee is employed.
(d)   Except as expressly set forth in the Company Disclosure Schedules and except as has been mandated by Governmental Authority, as of the date of this Agreement, the GCL Companies have not had, nor are there any facts that would give rise to, any material workforce changes due to COVID-19, whether directly or indirectly, including any actual or expected terminations, layoffs, furloughs, shutdowns (whether voluntary or by Governmental Order), or any material changes to benefit or compensation programs, nor are any such changes currently contemplated.
(e)   With respect to all current and former Persons who have performed services for or on behalf of any of the GCL Companies, each of the GCL Companies is in compliance, and during the past three years) has complied in all material respects with all applicable state and federal equal employment opportunity, wage and hour, compensation and other Laws related to employment, including overtime requirements, classification of employees and independent contractors under federal and state Laws

(including for Tax purposes and for purposes of determining eligibility to participate in any Company Benefit Plan (as defined below)), hours of work, leaves of absence, equal opportunity, sexual and other harassment, whistleblower protections, immigration, occupational health and safety, workers’ compensation, and the withholding and payment of all applicable Taxes, and there are no arrears in the payments of wages, unemployment insurance premiums or other similar obligations.
(f)   The GCL Companies have for the past three years properly classified for all purposes (including for Tax purposes, for Fair Labor Standards Act exemption purposes and for purposes of determining eligibility to participate in any Company Benefit Plan) all current and former employees, officers, directors or independent contractors who have performed services for or on behalf of any of the GCL Companies and have properly withheld and paid all applicable Taxes and made all required filings in connection with services provided by such Person to the applicable GCL Company in accordance with such classifications except as would not result in a material liability to the GCL Companies.
(g)   Set forth on Section 3.20(g) of the Company Disclosure Schedules is a complete and accurate list, as of the date of this Agreement and separately for each GCL Company, of all their employees with monthly compensation in excess of SGD 12,000 per month including for each such employee his or her (i) name; (ii) job title; (iii) location; (iv) status as a full-time or part-time employee; (v) base salary or wage rate; (vi) 2022 bonus; and (vii) 2023 bonus opportunity. Section 3.20(g) of the Company Disclosure Schedules also lists, as of the date of this Agreement, each employee of each of the GCL Companies who is not actively at work for any reason other than vacation, and the reason for such absence.
(h)   Set forth on Section 3.20(h) of the Company Disclosure Schedules are complete and accurate lists, as of the date of this Agreement and separately for each GCL Company, of all individuals who perform services for any of the GCL Companies as (i) an independent contractor, (ii) a leased employee, (iii) an unpaid intern, including for each such individual his or her name, services performed, and rate of compensation (if any), and (iv) location at which such individual performs services for such GCL Company.
(i)   There are no material claims, disputes, grievances, or controversies pending or, to the knowledge of the Company, threatened involving any employee or group of employees. To the knowledge of the Company there are no material charges, investigations, administrative proceedings or formal complaints of (i) discrimination or retaliation (including discrimination, harassment or retaliation based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status), (ii) unfair labor practices, (iii) violations of health and safety Laws, (iv) workplace injuries or (v) whistleblower retaliation against the Company, in each case that (y) pertain to any current or former employee and (z) have been threatened in writing by such employee or are pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority.
Section 3.21   EMPLOYEE BENEFIT PLANS.
(a)   The Company Disclosure Schedules sets forth a complete list, as of the date of this Agreement, of each material Company Benefit Plan (whether written or unwritten), and separately identifies each material Company Benefit Plan that is primarily for the benefit of any current or former employee, officer, independent contractor or director of any of the GCL Companies based outside of the United States (or their spouses, beneficiaries or dependents) (the “Non-U.S. Plans”). For purposes of this Agreement, a “Company Benefit Plan” means (i) any “employee benefit plan” as defined in Section 3.3(3) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including any equity or equity-based compensation (including stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, workers compensation, unemployment, severance, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by any of the GCL Companies, or to which any of the GCL Companies contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of any of the GCL Companies or their spouses, beneficiaries or dependents, or with respect to which any of the GCL Companies has or may have any liability, contingent or otherwise. No Company Benefit Plan covers individuals other than current or former employees, officers, independent contractors or directors (or spouses, beneficiaries or dependents thereof) of any of the GCL Companies. None of the GCL Companies has communicated to present or former employees of any of the GCL Companies, or formally adopted or authorized, any additional Company Benefit Plan or any change in or termination of any existing Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has delivered to SPAC, to the extent applicable, true, complete and correct copies of (A) the plan document (or a written summary of any unwritten Company Benefit Plan), including all amendments thereto (B) trust agreements, insurance policies or other funding vehicles, third party administrator agreements, and all amendments to any of these, (C) the most recent summary plan description, including any summary of material modifications, (D) the three most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (E) the three most recent actuarial reports or other financial statements relating to such Company Benefit Plan, and (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.
(b)   Each Company Benefit Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code if applicable, and each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.
(c)   All contributions and premium payments required to have been paid under or with respect to any Company Benefit Plan have been timely paid in accordance with the terms of such Company Benefit Plan and applicable Law except as would not result in material liability to the GCL Companies.
(d)   Except as set forth in Section 3.21 of the Company Disclosure Schedules, no Company Benefit Plan provides health, life insurance or other welfare benefits to retired or other terminated employees, officers, independent contractors, or directors of any of the GCL Companies (or any spouse, beneficiary or dependent thereof), other than “COBRA” continuation coverage required by Section 4980B of the Code or Sections 601-608 of ERISA or similar state Law.
(e)   To the knowledge of the Company, no event has occurred and no condition exists with respect to any Company Benefit Plan or any other employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any of the GCL Companies which could subject any Company Benefit Plan, any of the GCL Companies, PubCo, SPAC or any of their employees, agents, directors or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a material liability for a breach of fiduciary duty, a non-exempt “prohibited transaction”, within the meaning of Section 406 of ERISA or Section 4975 of the Code, a Tax, penalty or fine under Section 502 or 4071 of ERISA or Subtitle D, Chapter 43 of the Code or any other excise Tax, penalty or fine under ERISA or the Code, or which could result in the imposition of a Lien on the assets of any of the GCL Companies.
(f)   None of the GCL Companies nor any of their respective ERISA Affiliates have sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under (i) a pension plan that is subject to Title IV of ERISA or (ii) a multiemployer pension plan (as defined in Section 3(37) of ERISA), in each case, at any time within the previous six (6) years. None of the GCL Companies nor any ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA within the previous six (6) years that has not been fully satisfied and no non-U.S. Company Benefit

Plan is a defined benefit pension plan and none of the GCL Companies has any liability, contingent or otherwise, with respect to any such Company Benefit Plan.
(g)   Except as would not result in material liability therefor, with respect to each Company Benefit Plan, no Actions (other than routine claims for benefits in the Ordinary Course) are pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions. To the knowledge of the Company, no Company Benefit Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of the Company, no such investigation or audit is contemplated or under consideration.
(h)   To the knowledge of the Company and except as would not result in material liability therefor, no event has occurred and no condition exists with respect to any employee benefit plan, agreement, arrangement, program, policy or practice currently or previously sponsored, maintained or contributed to by any Person who is or was an ERISA Affiliate of any of the GCL Companies (other than the Company or one of its Subsidiaries) which could subject any of the GCL Companies, PubCo, SPAC or any of their employees, agents, directors, or Affiliates, directly or indirectly (through an indemnification agreement or otherwise), to a liability, including liability under Section 412, 430, 4971 or 4980B of the Code or Title IV of ERISA, or which could result in the imposition of a Lien on the assets of any of the GCL Companies.
(i)   Except as set forth in Section 3.21 of the Company Disclosure Schedules, the execution of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event (such as termination following the consummation of the Transactions, and regardless of whether that other event has or will occur), (i) entitle any current or former director, employee, officer or other service provider of any of the GCL Companies to any severance pay or any other compensation payable by any of the GCL Companies, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any director, employee, officer or other individual service provider by any of the GCL Companies, or (iii) result in any payment being considered an “excess parachute payment” within the meaning of Section 280G of the Code to any “disqualified individual” within the meaning of Section 280G of the Code.
(j)   Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been maintained and administered, in all material respects, in accordance with its terms and in operational and documentary compliance, in all material respects, with Section 409A of the Code and all regulations and other applicable regulatory guidance (including notices and rulings) thereunder.
(k)   None of the GCL Companies has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of any of the GCL Companies for any Taxes, interest or penalties incurred in connection with any Company Benefit Plan (including any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).
(l)   The GCL Companies and each Company Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Company Health Plan”) is in compliance, in all material respects, with the Patient Protection and Affordable Care Act, P.L. 111-148 and the Health Care and Education Reconciliation Act of 2010, P.L. 111-152, each as amended and the regulations and other applicable regulatory guidance issued thereunder (collectively, the “Healthcare Reform Laws”). To the knowledge of the Company, no event has occurred and no condition or circumstance exists that could subject any of the GCL Companies or any Company Health Plan to material penalties, fines or Taxes under Sections 4980D or 4980H of the Code or any other provision of the Healthcare Reform Laws.
Section 3.22   TAXES AND RETURNS.
(a)   Each GCL Company has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects. Each GCL Company has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Unaudited Company Financial Statements in accordance with GAAP.
(b)   Each GCL Company has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by a GCL Company have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other third party.
(c)   There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against any GCL Company, in respect of any Tax, and no GCL Company has been notified in writing of any material proposed Tax claims or assessments against any GCL Company.
(d)   There are no material Liens with respect to any Taxes upon any GCL Company’s assets, other than Permitted Liens. No GCL Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any GCL Company for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which a GCL Company does not file a Tax Return that such GCL Company is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.
(e)   No GCL Company has, or has ever had, a permanent establishment, branch or representative office in any country other than the country of its organization, and no GCL Company is treated for any Tax purpose as a resident in a country other than the country of its incorporation or formation.
(f)   No GCL Company is or, to the Knowledge of the Company, has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group the common parent of which is or was the Company). To the Knowledge of the Company, no GCL Company has any liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract, or otherwise. No GCL Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any closing agreement or other agreement relating to Taxes with any Governmental Authority).
(g)   No GCL Company has requested, or is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is any such request outstanding.
(h)   No GCL Company has made any change in accounting method (except as required by a change in Law) that would reasonably be expected to have a material impact on its Taxes following the Closing.
(i)   Each GCL Company is duly registered for Value Added Tax in all jurisdictions in which it is required to be registered and has complied in all material respects with all requirements concerning Value Added Tax.
(j)   No GCL Company (i) is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (iii) is treated as a U.S. corporation under Section 7874(b) of the Code.
(k)   No GCL Company has in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(l)   No GCL Company is currently a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(m)   No GCL Company has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.
(n)   No GCL Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Tax Law) or open transaction disposition made on or prior to the Closing Date, (ii) the use of an improper method of accounting or change in any method of accounting for any taxable period (or portion thereof) ending on prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed prior to the Closing or (iv) any prepaid amount or deferred revenue received or accrued on or prior to the Closing. No GCL Company has made an election under Section 965(h) of the Code.
(o)   Each GCL Company has duly retained all records that it is required to retain for Tax purposes, or that would be needed to substantiate any claim made or position taken in relation to Taxes.
(p)   No GCL Company has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Agreements that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the knowledge of each GCL Company, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. No GCL Company is aware of any plan or intention to cause PubCo or SPAC to be liquidated (for U.S. federal income tax purposes) following the Mergers. To the knowledge of the GCL Companies, no SPAC Stockholder or Company Shareholder has entered into, or has any current plan or intention to enter into, any Contract to dispose of any PubCo Shares received in the Transactions.
(q)   It is the present intention of the Company to cause SPAC to use its cash to make one or more loans to the Surviving Corporation or its affiliates or otherwise transfer cash to the Surviving Corporation or its affiliates for use in a trade or business as provided in Section 8.5(a) of this Agreement. The Company has no plan or intention to cause SPAC or the Surviving Corporation to liquidate (for federal income tax purposes) following the Transactions.
Section 3.23   BOOKS AND RECORDS.   The minute books of each of the GCL Companies contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Company Shareholders, the Company Board or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Company Board or the Subsidiaries’ board of directors (or similar governing body), as applicable. The registers of members of each of the GCL Companies is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of each of the GCL Companies.
Section 3.24   ANTI-MONEY LAUNDERING.   The operations of each of the GCL Companies are and have been conducted at all times in compliance with Anti-Money Laundering Laws, in each case, to the extent applicable to each of the GCL Companies, and, no Action by or before any Governmental Authority involving any of the GCL Companies with respect to Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.
Section 3.25   TAKEOVER STATUTES AND CHARTER PROVISIONS.   The Company Board has taken all action necessary so that the restrictions on a “business combination”, contained under any foreign Laws will be inapplicable to this Agreement and the other Transactions. As of the date of this

Agreement, no “fair price”, “moratorium”, “control share acquisition”, or other antitakeover statute or similar domestic or foreign Law applies with respect to any of the GCL Companies in connection with this Agreement or the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill”, or similar antitakeover agreement or plan in effect to which any of the GCL Companies is subject, party or otherwise bound.
Section 3.26   REGISTRATION STATEMENT.   The information supplied by the Company for inclusion or incorporation by reference in the Registration Statement, any current report of SPAC on Form 8-K or any current report of PubCo on Form 8-K shall not, (i) in the case of the Registration Statement, on the effective date of the Registration Statement, (ii) in the case of the Proxy/Registration Statement or any current report of SPAC on Form 8-K or any current report of PubCo on Form 8-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Registration Statement, at the time of the SPAC Stockholder Meeting and the Merger Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or any holder of SPAC Capital Stock.
Section 3.27   BOARD APPROVAL.   The Company Board (including any required committee or subgroup of such board) (including each of the board of directors of GCL Global and the board of directors of GCL BVI) has, as of the date of this Agreement, (a) declared the advisability of the Restructuring and the transactions contemplated by this Agreement, (b) determined that the Restructuring and the transactions contemplated hereby are advisable and in the best interests of the Company Shareholders, and (c) subject to the effectiveness of the Registration Statement and receipt of the Regulatory Approvals, recommended that the Company Shareholders approve and adopt the Restructuring Agreements, this Agreement, the Restructuring, the Mergers and the other Transactions and execute the Company Written Consent.
Section 3.28   NO ADDITIONAL REPRESENTATIONS OR WARRANTIES.   Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company or the Company’s assets, and the Company specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to the Company’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and SPAC shall rely on its own examination and investigation thereof. None of the Company’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to SPAC or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to SPAC or its Affiliates.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SPAC
SPAC hereby represents and warrants to the Company the following, except as set forth in (i) the SPAC SEC Filings (excluding “risk factors” or predictive or forward-looking statements) or (ii) the Disclosure Schedules delivered to the Company by SPAC on the date of this Agreement (the “SPAC Disclosure Schedules”), which exceptions shall, in the case of clause (ii), be deemed to be part of the representations and warranties made hereunder subject to, and in accordance with, Section 11.9 (and any reference in this Agreement or any Ancillary Agreement to this Article IV or any provision thereof shall be deemed to refer to such Article or provision as modified by the SPAC Disclosure Schedules in accordance with Section 11.9).
Section 4.1   ORGANIZATION, GOOD STANDING, CORPORATE POWER AND QUALIFICATION.   SPAC is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. SPAC has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Governing Documents. As of the date of this Agreement, SPAC has either delivered or made available to the Company, including via the SEC’s Electronic Data Gathering Analysis and Retrieval system database, accurate and complete copies of the certificate of incorporation and bylaws of SPAC, including all amendments thereto as in effect as of the date of this Agreement.
Section 4.2   CAPITALIZATION.
(a)   The authorized capital stock of SPAC consists of (i) 380,000,000 shares of SPAC Class A Common Stock, 7,183,027 of which are issued and outstanding, (ii) 20,000,000 shares of SPAC Class B Common Stock, none of which is issued or outstanding, and (iii) 1,000,000 shares of SPAC Preferred Stock, none of which are issued or outstanding.
(b)   All shares of SPAC Capital Stock that are issued and outstanding have been duly authorized and validly issued in compliance with applicable Laws, are fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right. The SPAC Capital Stock has the rights, preferences, privileges and restrictions set forth in the SPAC Charter.
(c)   Except for (i) the SPAC Rights and (ii) SPAC Warrants, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from SPAC of any shares of SPAC Capital Stock. Except as set forth on Section 4.2(c) of the SPAC Disclosure Schedules and the Ancillary Agreements, SPAC is not a party to or subject to any agreement or understanding and, to SPAC’s knowledge, there is no agreement or understanding between any Persons, that affects or relates to the voting or giving of written consents with respect to any security or by a director of SPAC.
(d)   SPAC does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.
(e)   The only shares of capital stock of SPAC that will be outstanding immediately after the Closing will be such share(s) owned by PubCo following the consummation of the SPAC Merger.
(f)   Other than the SPAC Warrants, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SPAC or obligating SPAC to issue or sell any shares of capital stock of, or other equity interests in, SPAC. SPAC is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Common Stock or any of the equity interests or other securities of SPAC. SPAC does not own any equity interests in any person.
(g)   Other than rights to exercise the SPAC Share Redemption and other rights in respect of disbursements from and liquidation of the trust under the Trust Agreement, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Common Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.
Section 4.3   DUE AUTHORIZATION.   All corporate action on the part of SPAC and its respective directors, officers and stockholders necessary for the (a) authorization, execution and delivery by SPAC of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) consummation of the Transactions and (c) performance of each of their obligations hereunder or thereunder has been taken, subject to (i) obtaining the SPAC Stockholders’ Approval, (ii) the filing of the SPAC Merger Certificate and (iii) the receipt of the Regulatory Approvals. This Agreement and the Ancillary Agreements to which it is or will be a party assuming due authorization, execution and delivery by each other party constitute valid and binding obligations of SPAC, enforceable against such Person in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.
Section 4.4   FINANCIAL STATEMENTS.
(a)   The financial statements of SPAC contained in the SPAC SEC Filings (the “SPAC Financial Statements”) are true and correct in all material respects and present fairly the financial condition, operating results, stockholders equity and cash flows of SPAC as of the dates and during the periods indicated. The SPAC Financial Statements have been prepared in accordance with GAAP and Regulation S-X, applied on a consistent basis throughout the periods indicated (except, in the case of unaudited interim financial statements, that they are subject to normal and recurring year-end adjustments and as may be indicated in the notes thereto as permitted by Form 10-Q of the SEC). The books of account, ledgers, order books, records and other financial documents of SPAC accurately and completely reflect all material information relating to SPAC’s business, the nature, acquisition, maintenance, location and collection of its assets and the nature of all transactions giving rise to its obligations and accounts receivable.
(b)   SPAC has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to SPAC (including any fraud that involves management or other employees who have a significant role in the internal controls of SPAC) is made known to the management of SPAC by others within SPAC and are effective in recording, processing, summarizing and reporting financial data. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(c)   Since the formation of SPAC, neither SPAC nor, to the knowledge of SPAC, any Representative of SPAC has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC or Merger Sub with respect to the SPAC Financial Statements or the internal accounting controls of SPAC or Merger Sub, including any written complaint, allegation, assertion or claim that SPAC or Merger Sub has engaged in questionable accounting or auditing practices. Since the formation of SPAC, no attorney representing SPAC, whether or not employed by SPAC, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by SPAC or any of its Representatives to the SPAC Board or any committee thereof or to any director or officer of SPAC.
(d)   SPAC has no liability or obligation absolute or contingent, individually or in the aggregate, that would be required to be set forth on a consolidated balance sheet of SPAC prepared in accordance with GAAP applied and in accordance with past practice, other than (i) obligations and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect, (ii) obligations and liabilities under Contracts incurred in the Ordinary Course (other than due to a breach under any such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) SPAC Transaction Expenses, (iv) obligations incurred by SPAC’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) obligations and liabilities reflected, or reserved against, in the SPAC Financial Statements or as set forth in Section 4.4(d) of the SPAC Disclosure Schedules.
Section 4.5   COMPLIANCE WITH OTHER INSTRUMENTS.   SPAC is not in violation of any term of its respective Governing Documents. SPAC is not in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect. The execution, delivery and the performance by SPAC of its obligations pursuant to this Agreement and the Ancillary Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, or subject to obtaining the SPAC Stockholders’ Approval, the filing of the SPAC Merger Certificate and the receipt of the Regulatory Approvals, require any consent, filing, notice, waiver or approval or constitute a default under, (i) its Governing Documents, (ii) any Contract to which it is a party or by which its assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of its properties or assets (other than Permitted Liens) except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.
Section 4.6   ABSENCE OF CHANGES.   (a) Since the date of the most recent SPAC Financial Statements there has not been, individually or in the aggregate, any material adverse effect. (b) Since the date of the most recent SPAC Financial Statements to the date of this Agreement, SPAC has conducted its business in all material respects in the Ordinary Course (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).
Section 4.7   LITIGATION.   (a) There are no Actions pending or, to SPAC’s knowledge, currently threatened against SPAC or its assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Agreement, or the right of SPAC to enter into this Agreement or any Ancillary Agreement, or the right of SPAC to perform its obligations contemplated by this Agreement or any Ancillary Agreement, or (ii) if determined adversely to SPAC, would reasonably be expected to have, individually or in the aggregate, a material adverse effect; (b) SPAC is not a party or subject to the provisions of any Governmental Order; and (c) there is no Action initiated by SPAC currently pending or which SPAC currently intends to initiate, except, in the case of each of clauses (a)(i), (b) and (c), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.
Section 4.8   GOVERNMENTAL CONSENTS.   Assuming the accuracy of the representations made by the Company in Article III and Article V, no consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of SPAC is required in connection with the valid execution and delivery of this Agreement or any Ancillary Agreement, or the consummation of any Transaction contemplated hereby or thereby, except (i) for such filings or notices as may be required under the Securities Act or under applicable state securities Laws, including the filing of the SPAC Merger Certificate and any other filings or notices required for the consummation of the SPAC Merger, (ii) the Regulatory Approvals and (iii) where the failure to obtain such consents, approvals or authorizations of or registrations, qualifications, designations, declarations or filings, individually or in the aggregate, has not had, and would not reasonably be expected to have, a material adverse effect.
Section 4.9   BROKERS OR FINDERS; TRANSACTION EXPENSES.   Except as set forth on the SPAC Disclosure Schedules, SPAC has not incurred, or will incur, directly or indirectly, as a result of any action taken by SPAC, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the other Transactions.
Section 4.10   TAXES AND RETURNS.
(a)   SPAC has timely filed, or caused to be timely filed, all income and other material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects. SPAC has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.
(b)   SPAC has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by SPAC have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other third party.
(c)   There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened against SPAC, in respect of any Tax, and SPAC has not been notified in writing of any material proposed Tax claims or assessments against SPAC.

(d)   There are no material Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes. No written claim which remains outstanding has been made by any Governmental Authority with respect to a jurisdiction in which SPAC does not file a Tax Return that SPAC is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return.
(e)   SPAC has not had a permanent establishment, branch or representative office in any country other than the country of its organization. SPAC is not treated for any Tax purpose as a resident in a country other than the country of its incorporation.
(f)   SPAC has not in any year for which the applicable statute of limitations remains open distributed stock of another person, nor has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(g)   SPAC has not been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.
(h)   SPAC has duly retained all records that it is required to retain for Tax purposes, or that would be needed to substantiate any claim made or position taken in relation to Taxes.
(i)   SPAC has not taken, and has not agreed to take, any action not contemplated by this Agreement and/or any Ancillary Agreements that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the knowledge of SPAC, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. SPAC is not aware of any plan or intention to cause PubCo or SPAC to be liquidated (for U.S. federal income tax purposes) following the Mergers. To the knowledge of SPAC, no SPAC Stockholder or Company Shareholder has entered into, or has any current plan or intention to enter into, any Contract to dispose of any PubCo Shares received in the Transactions.
Section 4.11   REGISTRATION STATEMENT.   The information supplied by SPAC for inclusion or incorporation by reference in the Registration Statement, or any current report of SPAC on Form 8-K or any current report of PubCo on Form 8-K shall not, (i) in the case of the Registration Statement, on the effective date of the Registration Statement, (ii) in the case of the Registration Statement or any current report of SPAC on Form 8-K or any current report of PubCo on Form 8-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Registration Statement, at the time of the SPAC Stockholder Meeting and the Merger Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company, its Affiliates, the Acquisition Entities or any Company Shareholder.
Section 4.12   SEC FILINGS.   SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to the SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Filings. To the knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.
Section 4.13   TRUST ACCOUNT.   As of the date of this Agreement, SPAC has at least $43,217,845 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of March 23, 2022, between SPAC and Continental, as trustee (the “Trustee”, and such Investment Management Trust Agreement, the “Trust Agreement”). There are no separate Contracts or side letters that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than (i) SPAC Stockholders holding SPAC Common Stock (prior to the Effective Time) sold in SPAC’s initial public offering who shall have elected to redeem their shares of SPAC Common Stock (prior to the Effective Time) pursuant to the SPAC Governing Documents, (ii) EarlyBirdCapital, Inc. with respect to the fees payable pursuant to the business combination marketing agreement described in the SPAC SEC Filings, and (iii) as contemplated by the following sentence) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all SPAC Share Redemptions. There are no Actions pending or, to the knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Governing Documents shall terminate, and as of the Closing, SPAC shall have no obligation whatsoever pursuant to the SPAC Governing Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To SPAC’s knowledge, following the Closing, no SPAC Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Stockholder is exercising a SPAC Share Redemption (or a redemption right in connection with an amendment of SPAC’s Governing Documents to extend SPAC’s deadline to consummate the Business Combination) or in connection with the payment of SPAC Transaction Expenses, and excluding claims that a SPAC Stockholder may make against SPAC against assets, properties or funds that are not held in the Trust Account or have been distributed therefrom (other than to other Public Stockholders exercising redemption rights).
Section 4.14   INVESTMENT COMPANY ACT; JOBS ACT.   SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 4.15   BUSINESS ACTIVITIES.
(a)   Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.
(b)   SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c)   Other than any former officers or as described in the SPAC SEC Filings, SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf, SPAC has no unsatisfied liability with respect to any employee. SPAC does not currently maintain or have any liability under any employment or employee benefit plan, program or arrangement, and neither the execution and delivery of this Agreement or any of the Ancillary Agreements nor the consummation of the Transactions will

(i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by SPAC being classified as an “excess parachute payment” under Section 280G of the Code.
Section 4.16   NASDAQ QUOTATION.   SPAC Class A Common Stock, SPAC Warrants, SPAC Units, and SPAC Rights are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbols “RFAC”, “RFACW”, “RFACU” and “RFACR”, respectively. SPAC is in compliance with the rules of the Nasdaq and there is no Action pending or, to the knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Class A Common Stock or the SPAC Warrants or terminate the listing of SPAC Class A Common Stock, SPAC Warrants, SPAC Units, or SPAC Rights on Nasdaq. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Common Stock, SPAC Warrants or SPAC Units under the Exchange Act except as contemplated by this Agreement.
Section 4.17   BOARD APPROVAL.   This Agreement and the Transactions have been duly authorized, executed and delivered by the requisite vote of the SPAC Board (including any required committee or subgroup of such board) and the SPAC Board has (a) declared the advisability of the transactions contemplated by this Agreement, (b) determined that the transactions contemplated hereby are in the best interests of the SPAC Stockholders, (c) determined that the transactions contemplated hereby constitutes a Business Combination and (d) subject to the receipt of the Regulatory Approvals, recommended that the SPAC Stockholders approve the Transaction Proposal.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE ACQUISITION ENTITIES
As of the execution of the Joinders, PubCo, Merger Sub 1 and Merger Sub 2 jointly and severally represent and warrant to SPAC, the following:
Section 5.1   ORGANIZATION, GOOD STANDING, CORPORATE POWER AND QUALIFICATION.   Each Acquisition Entity is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands or the DGCL, as applicable. Each Acquisition Entity has the requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, and to perform its obligations pursuant hereto, thereto and to its Governing Documents. The PubCo Governing Documents are in full force and effect.
Section 5.2   CAPITALIZATION AND VOTING RIGHTS.
(a)   Capitalization.   The authorized shares of PubCo consist of US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 each, of which one PubCo Share is issued and outstanding. The authorized shares of Merger Sub 1 consist of US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 par value each, of which one ordinary share (the “Merger Sub 1 Share”) is issued and outstanding. The authorized share capital of Merger Sub 2 consists of one share (the “Merger Sub 2 Share”) which is issued and outstanding. The PubCo Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.
(b)   Except as set forth in Section 5.2(a), including any PubCo Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from any Acquisition Entity of any shares of capital stock of any Acquisition Entity to which any Acquisition Entity is a party.

(c)   PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, Merger Sub 1 and Merger Sub 2 and, as of the Closing Date, SPAC and the Surviving Corporation. Neither Merger Sub 1 nor Merger Sub 2 owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.
Section 5.3   DUE AUTHORIZATION.   All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which it is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken (or, in the case of Merger Sub 1 and Merger Sub 2, will be taken prior to the date of the Closing), subject to the filing of the Initial Merger Filing Documents and the SPAC Merger Certificate. This Agreement and the other Transaction Document to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will be, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
Section 5.4   COMPLIANCE WITH OTHER INSTRUMENTS.   No Acquisition Entity is in violation of any term of its respective Governing Documents. No Acquisition Entity is in violation of any term or provision of any Governmental Order by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions. The execution and delivery by each Acquisition Entity and the performance by each of Acquisition Entity of its obligations pursuant to this Agreement and the Ancillary Agreements to which it is or will be a party will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, require any consent, filing, notice, waiver or approval or constitute a default under, (i) its Governing Documents, (ii) any Contract to which it is a party or by which its assets are bound or (iii) any applicable Law, Permit or Governmental Order, nor (b) the creation of any Lien upon any of its properties or assets except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions.
Section 5.5   ABSENCE OF CHANGES.   Since the date of its incorporation (a) there has not been, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions, (b) each Acquisition Entity has not conducted any business (other than with respect to the evaluation of and negotiations in connection with this Agreement and the Transactions contemplated hereby).
Section 5.6   ACTIONS.   (a) There are no Actions pending or, to the Company’s knowledge, threatened in writing against any Acquisition Entity; and (b) there is no judgment or award unsatisfied against any Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties that has, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to enter into this Agreement or the Ancillary Agreements or to consummate the Transactions.
Section 5.7   BROKERS OR FINDERS; TRANSACTION EXPENSES.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity.
Section 5.8   REGISTRATION STATEMENT.   The information supplied by each Acquisition Entity for inclusion or incorporation by reference in the Registration Statement or any current report of SPAC on Form 8-K or any current report of PubCo on Form 8-K shall not, (i) in the case of the Registration Statement, on the effective date of the Registration Statement, (ii) in the case of the Registration Statement or any current report of SPAC on Form 8-K or any current report of PubCo on Form 8-K, when filed, made available, mailed or distributed, as the case may be, and (iii) in the case of the Registration Statement, at the time of the SPAC Stockholder Meeting and the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
Section 5.9   INVESTMENT COMPANY ACT; JOBS ACT.   No Acquisition Entity is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. No Acquisition Entity constitutes an “emerging growth company” within the meaning of the JOBS Act.
Section 5.10   BUSINESS ACTIVITIES.   Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as expressly contemplated by Agreement or the Ancillary Agreements and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
Section 5.11   PUBCO INCENTIVE EQUITY PLAN.   Prior to the Closing Date, and subject to the approval of PubCo’s shareholders (if required), the board of directors of PubCo shall approve and adopt an equity incentive plan in a form consistent with the form of equity plan customary for publicly traded companies, with an initial award pool of PubCo Shares equal to no more than 15% of PubCo’s ordinary shares issued and outstanding immediately after the SPAC Merger Effective Time (rounded up to the nearest whole share) with a 3% evergreen provision and with other terms to be mutually agreed between the Company and SPAC (the “PubCo Incentive Equity Plan”).
Section 5.12   TAXES.   None of the Acquisition Entities has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Agreements that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. PubCo has no current plan or intention to liquidate SPAC or the Surviving Corporation (or to cause SPAC or the Surviving Corporation to liquidate for federal income tax purposes) following the Transactions.
Section 5.13   FOREIGN PRIVATE ISSUER.   PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Registration Statement with the SEC through the Closing, a foreign private issuer as defined in Rule 405 under the Securities Act.
ARTICLE VI
COVENANTS OF THE COMPANY AND THE ACQUISITION ENTITIES
Section 6.1   COMPANY CONDUCT OF BUSINESS.   Except (i) as expressly contemplated by this Agreement or the Ancillary Agreements, (ii) as required by applicable Law; (iii) as set forth on Section 6.1 of the Company Disclosure Schedules, or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, or delayed), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), Company shall, and shall cause the other GCL Companies to, and each Acquisition Entity shall, (y) operate its business in the Ordinary Course and preserve intact the current business organization and ongoing businesses of the GCL Companies, and maintain the existing relations and goodwill of the GCL Companies with customers, suppliers, joint venture partners, distributors and creditors of the GCL Companies, and (z) use commercially reasonable efforts to maintain all insurance policies of the GCL Companies or substitutes therefor. Without limiting the generality of the foregoing, except (A) as expressly contemplated by this Agreement or the Ancillary Agreements, (B) as required by applicable Law, (C) as set forth on Section 6.1 of the Company Disclosure Schedules, or (D) as consented to by SPAC in writing, the Company shall not, and shall cause the other GCL Companies not to, and each Acquisition Entity shall not:
(a)   change or amend the Governing Documents of any GCL Company or any Acquisition Entity;

(b)   make or declare any dividend or distribution to its stockholders or members, as applicable, of any GCL Company or any Acquisition Entity or make any other distributions in respect of any of the GCL Companies’ or any Acquisition Entity’s shares, capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of a GCL Company to such GCL Company or another wholly-owned Subsidiary of such GCL Company;
(c)   split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the GCL Companies’ or any Acquisition Entity’s shares, capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of a GCL Company that remains a wholly- owned Subsidiary of such GCL Company after consummation of such transaction;
(d)   purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares, membership interests or other equity interests of any GCL Company or any Acquisition Entity, except for transactions between an GCL Company and any wholly-owned Subsidiary of such GCL Company;
(e)   enter into, or amend or modify any material term of (in a manner adverse to any GCL Company), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Material Contract (or any Contract, that if existing on the date hereof, would have been a Material Contract), any Real Property Lease or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which any GCL Company is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the Ordinary Course;
(f)   sell, assign, transfer, convey, lease or otherwise dispose of any material assets or properties of the GCL Companies or any Acquisition Entity, except for (i) dispositions of equipment in the Ordinary Course, (ii) sales of inventory in the Ordinary Course, (iii) transactions solely among the GCL Companies, or (iv) as set forth in Section 6.1 of the Company Disclosure Schedules;
(g)   acquire any ownership interest in any real property;
(h)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(i)   (A) make, change or revoke any material election in respect of Taxes, except to comply with GAAP or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the Ordinary Course), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;
(j)   (A) issue any additional interests of any Acquisition Entity or GCL Company Interests or securities exercisable for or convertible into GCL Company Interests or interests of any Acquisition Entity, or (B) grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any GCL Company;
(k)   adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any GCL Company or any Acquisition Entity, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy in respect of any GCL Company or any Acquisition Entity;

(l)   except as required pursuant to Company Benefit Plans in effect on the date of this Agreement, applicable Law, or policies or Contracts of the Company or its Affiliates in effect on the date of this Agreement, (i) grant any material increase in compensation, benefits or severance to any employee or director of or individual consultant or independent contractor to the Company other than increases in the Ordinary Course for any such individual with annual base compensation of less than $250,000, (ii) adopt, enter into or materially amend any material Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which any GCL Company is a party or by which it is bound, (iii) grant any new material severance, termination payments, bonus, change of control, retention, or benefits to any employee of any GCL Company, except in connection with the promotion or hiring (to the extent permitted by clause (iv) of this paragraph) or separation of any employee in the Ordinary Course, (iv) hire any employee of any GCL Company or any other individual who is providing or will provide services to the Company other than any employee with an annual base salary of less than $250,000 (except to replace terminated employees) in the Ordinary Course, (v) adopt, enter into or materially amend any Consultant Contract other than in the Ordinary Course with respect to Consulting Contracts providing for annual base compensation of more than $250,000, or (vi) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit to any employee of any GCL Company;
(m)   waive, release, settle, compromise or otherwise resolve any Action, except in the Ordinary Course or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;
(n)   incur, assume or guarantee any Indebtedness for borrowed money, the principal amount of which does not exceed $1,000,000 in the aggregate provided that, there shall be no dollar limit on new Indebtedness that, by its terms, will convert into equity securities as part of the Private Placement prior to the Initial Merger Effective Time nor shall any such Indebtedness count for purposes of this $1,000,000 limit; provided further, that any such convertible debt shall constitute Transaction Financing and be applied towards Minimum Cash;
(o)   enter into, renew or amend in any material respect, (i) any transaction or Contract with a Company Shareholder or any of their respective family members or other related Persons that would require disclosure of transactions therewith under Item 404 of Regulation S-K promulgated by the SEC, or (ii) any Contract between any GCL Company or any Acquisition Entity and any broker, finder, investment banker or financial advisor with respect to any of the Transactions;
(p)   (i) limit the right of any GCL Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) except in the ordinary course of the business of owning, operating, building and launching satellites and selling of imagery therefrom, grant any exclusive rights to any Person;
(q)   (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement);
(r)   enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement;
(s)   disclose any source code for any Owned Company Software or any other Proprietary Information to any Person (other than pursuant to a written agreement sufficient to protect the confidentiality thereof); or
(t)   enter into any agreement or otherwise make a binding commitment to do any action prohibited under this Section 6.1.
During the Interim Period, the Company shall, and shall cause its Subsidiaries to, and each Acquisition Entity shall, comply (1) in all material respects with, and continue performing under, as applicable, the

Company Governing Documents, such Subsidiary’s Governing Documents, and the Governing Documents of each Acquisition Entity, and all other Material Contracts to which any of the GCL Companies may be a party, and (2) with all applicable Sanctions and Export Law. If, during the Interim Period, the Company or any Acquisition Entity (A) receives written notice of, any actual, alleged or potential violation of any Sanctions or Export Law, (B) becomes a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Sanctions or Export Law, or (C) to the knowledge of the Company, otherwise becomes aware of any actual, alleged, or potential violation of any Sanctions or Export Law, it shall provide written notice to SPAC within one (1) Business Day of the discovery of the actual, alleged, or potential violation.
Section 6.2   POST-CLOSING DIRECTORS AND OFFICERS OF PUBCO.   Subject to the terms of the PubCo Governing Documents, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing:
(a)   the PubCo Board shall be divided into three class of directors with staggered terms, as set forth in the PubCo Governing Documents, and shall consist of seven directors, four of whom shall be nominated by the Company, one of whom shall be “Class III Directors” (as set forth in the PubCo Governing Documents) nominated by the Sponsor (the “Sponsor Nominated Director”) and one of whom shall be PubCo’s Chief Executive Officer, each such director to hold office in accordance with the PubCo Governing Documents. At the Effective Time, the PubCo Board shall have at least four independent directors, one of whom shall be a Sponsor Nominated Director; and
(b)   the officers of the Company holding such positions as set forth on Section 6.2(b) of the Company Disclosure Schedules shall be appointed as the officers of PubCo, each such officer to hold office in accordance with the PubCo Governing Documents.
Section 6.3   D&O INDEMNIFICATION AND INSURANCE.
(a)   From and after the Closing, PubCo and the Surviving Corporation shall jointly and severally indemnify and hold harmless each present and former director and officer of the GCL Companies, SPAC and any Acquisition Entity (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the GCL Companies, SPAC or such Acquisition Entity, respectively (the “D&O Indemnified Parties”)) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the GCL Companies, SPAC or such Acquisition Entity, respectively, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Governing Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law which shall be conditioned on an undertaking to repay any such expenses if it is ultimately determined that such D&O Indemnified Party was not entitled thereto). Without limiting the foregoing, PubCo and the Surviving Corporation shall, and shall cause the other GCL Companies to, (i) maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the GCL Companies’ and each Acquisition Entity’s or SPAC’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Governing Documents of the applicable GCL Companies, such Acquisition Entity or SPAC, respectively, in each case, as of the date of this Agreement; provided that all Governing Documents entered into or adopted as of the Initial Merger Effective Time or otherwise in connection with the Transactions and a copy of which has been provided to SPAC shall be deemed to satisfy such requirements, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.
(b)   For a period of six years from the Closing, each of PubCo, the Surviving Corporation and SPAC shall (and the Surviving Corporation shall cause the other GCL Companies to) maintain in effect one or more directors’ and officers’ liability insurance policies covering those Persons who are currently covered by the GCL Companies’ (true, correct and complete copies of which have been made available to SPAC and Company prior to the date of this Agreement or its Representatives, respectively), any Acquisition Entity’s or SPAC’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall PubCo, the GCL Companies, any Acquisition Entity or SPAC be required to pay an annual premium for such insurance in excess of 200% of the aggregate annual premium payable by the GCL Companies, such Acquisition Entity or SPAC, respectively, for such insurance policy for the year ended March 31, 2022; provided, however, that (i) notwithstanding anything to the contrary contained in this Agreement, each of PubCo, the Surviving Corporation and SPAC may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, the GCL Companies, PubCo and SPAC, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.3 shall be continued in respect of such claim until the final disposition thereof.
(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 6.3 shall survive the Closing indefinitely and shall be binding, jointly and severally, on PubCo, the Surviving Corporation, the other GCL Companies, SPAC and all of their respective successors and assigns (and their respective successive successors and assigns). In the event that PubCo, the Surviving Corporation, any of the other GCL Companies, SPAC or any of their respective successors or assigns (or their respective successive successors and assigns) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, PubCo, Surviving Corporation or SPAC, respectively, shall ensure (and PubCo, the Surviving Corporation and SPAC shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns (and their respective successive successors and assigns) of PubCo, the Surviving Corporation, any of the other GCL Companies or SPAC, as the case may be, shall succeed to the obligations set forth in this Section 6.3.
(d)   The provisions of Section 6.3(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on PubCo, the Surviving Corporation, SPAC and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Governing Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.
Section 6.4   NO TRADING IN SPAC STOCK.   The Company acknowledges and agrees that it and each other GCL Company is aware of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (except with the prior written consent of SPAC), take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.
Section 6.5   PCAOB AUDITED FINANCIALS.   The Company shall use commercially reasonable efforts to deliver true and complete copies of the Audited Company Financials not later than December 11, 2023.

Section 6.6   INCENTIVE SHARES.   PubCo shall reserve 2,000,000 PubCo Shares (such shares, the “Incentive Shares”) to be issued at the Closing, as an incentive in connection with non-redemption or similar agreements or sources of Transaction Financing, to be allocated as determined by Sponsor, in its sole discretion,. The Company and PubCo also agree that none of the Incentive Shares shall be subject to any lock-up period. For the avoidance of doubt, Sponsor may direct PubCo to issue all of the Incentive Shares directly to Sponsor at Closing.
ARTICLE VII
COVENANTS OF SPAC
Section 7.1   TRUST ACCOUNT PAYMENTS.   Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice SPAC shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall direct the Trustee to (1) first, pay as and when due all amounts payable to SPAC Stockholders pursuant to the SPAC Share Redemptions, (2) second, pay all SPAC Transaction Expenses and Company Transaction Expenses, and (3) immediately thereafter, disburse all remaining amounts then available in the Trust Account to PubCo, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 7.2   SPAC NASDAQ LISTING.   From the date of this Agreement until the Closing, SPAC shall use reasonable best efforts to ensure that the SPAC Class A Common Stock, SPAC Warrants, SPAC Rights and SPAC Units remain listed on Nasdaq.
Section 7.3   SPAC CONDUCT OF BUSINESS.
(a)   Except (i) as expressly contemplated by this Agreement or the Ancillary Agreements, (ii) as required by applicable Law, (iii) as set forth on Section 7.3(a) of the SPAC Disclosure Schedules, or (iv) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC shall operate its business in the Ordinary Course and shall not:
(i)   (A) change, modify or amend the Trust Agreement or the SPAC Governing Documents, or seek any approval from the SPAC Stockholders to take any such action, except as contemplated by the Transaction Proposals or (B) change, modify or amend its Organizational Documents;
(ii)   change, modify or amend the SPAC Warrant Agreement, including by reducing the Warrant Price (as defined in the SPAC Warrant Agreement);
(iii)   (x) make or declare any dividend or distribution to the SPAC Stockholders or make any other distributions in respect its capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of its capital stock or equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests, other than a redemption of SPAC Class A Common Stock (prior to the SPAC Merger Effective Time) made as part of the SPAC Share Redemptions;
(iv)   merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) any other Person or be acquired by any other Person;
(v)   (A) make, change or revoke any material election in respect of Taxes, except to comply with GAAP or applicable Law, or settle or compromise any material United States federal, state, local or non-United States Tax liability, except in the Ordinary Course, (B) settle any material Action in respect of Taxes, (C) make any material change in its accounting or Tax policies or procedures, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return obtained in the Ordinary Course), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, (F) surrender or compromise any right to receive a refund of or credit for material Taxes, (G) file any amended material Tax Return, (H) file any Tax Return which is inconsistent with past practices, or (I) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (or any similar settlement or other agreement under similar Law), or any other material agreement pertaining to Taxes, with any Governmental Authority;
(vi)   enter into, renew or amend in any material respect, any transaction or Contract (A) with an Affiliate of SPAC, other than any transaction or Contract pursuant to which Sponsor or any of its Affiliates provides debt financing to SPAC, or (B) with any SPAC Stockholder except as permitted or contemplated by this Agreement;
(vii)   incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell or guaranty any debt securities or warrants or other rights to acquire any debt securities or guaranty any debt securities of another Person, other than any (a) Indebtedness for borrowed money or guarantee expressly contemplated by this Agreement or (b) debt financing provided by Sponsor or any of its Affiliates to SPAC;
(viii)   (A) make any material change in its accounting principles, policies, procedures or methods unless required by an amendment in GAAP made subsequent to the date hereof, as agreed to by its independent accountants, or (B) engage in any conduct in a new line of business or engage in any material commercial activities (other than to consummate the transactions contemplated by this Agreement);
(ix)   (A) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any SPAC Capital Stock or securities exercisable for or convertible into SPAC Capital Stock, or (B) grant any options, warrants or other equity-based awards with respect to SPAC Capital Stock not outstanding on the date of this Agreement and disclosed in documents filed publicly with the SEC;
(x)   waive, release, compromise, settle or agree to waive, release, compromise, or settle any Action except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;
(xi)   (A) hire, or otherwise enter into any employment, consulting or similar agreement with, any person, (B) grant any increase in the compensation of any current or former officer or director, (C) adopt any benefit plan for the benefit of any current or former officer or director, or (D) materially amend any existing agreement with any current or former officer or director;
(xii)   make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants, other than business expenses advanced to officers or directors in the Ordinary Course), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any Person;
(xiii)   liquidate, dissolve, reorganize or otherwise wind-up its business and operations;
(xiv)   enter into any formal or informal agreement or otherwise make a binding commitment to do any action prohibited under this Section 7.3;
(xv)   split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of SPAC’s capital stock or equity interests; or
(xvi)   purchase, repurchase, redeem (except for the exercise of the SPAC Share Redemption) or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of SPAC.
(b)   During the Interim Period, SPAC shall comply in all material respects with, and continue performing under, as applicable, its Governing Documents, the Trust Agreement and all other material Contracts to which it may be a party.

Section 7.4   SPAC PUBLIC FILINGS.   Between the date of this Agreement and the SPAC Merger Effective Time or the earlier termination of this Agreement, SPAC will timely file all of the forms, reports, schedules, statements and other documents required to be filed by SPAC with the SEC, including all necessary amendments and supplements thereto, and otherwise comply in all material respects with applicable securities Laws (the “Additional SEC Reports”). All such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder and (ii) will not, at the time they are filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used in this Section 7.4, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. SPAC shall consult with the Company regarding any Additional SEC Reports which discuss or refer to this Agreement or the Transactions; provided, however, that SPAC will have the final approval.
Section 7.5   ASSIGNMENT AND ASSUMPTION OF THE SPAC WARRANT AGREEMENT. As of immediately prior to the SPAC Merger Effective Time, PubCo and SPAC shall, and shall direct Continental to, enter into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) in form and substance reasonably satisfactory to PubCo and SPAC, pursuant to which SPAC will assign to PubCo all of its rights, interests, and obligations in and under the SPAC Warrant Agreement, implementing the terms and provisions set forth in Section 2.3(g)(v).
Section 7.6   SPAC EXTENSION PROPOSAL.   The Company and SPAC agree that if it is determined by the Parties that it is probable that the Transactions will not be consummated by December 28, 2023, the Parties will cooperate with the preparation, filing and mailing of proxy materials to be sent to the SPAC Stockholders seeking approval of the SPAC Extension Proposal to ensure that the SPAC Stockholders have sufficient time to vote on the extension prior to December 28, 2023.
ARTICLE VIII
JOINT COVENANTS
Section 8.1   PUBCO LISTING.   From the date of this Agreement through the Closing, PubCo shall apply for, and SPAC and PubCo shall use reasonable best efforts to cause, the PubCo Shares and PubCo Warrants to be approved for listing on Nasdaq or NYSE and accepted for clearance by the DTC, subject to official notice of issuance, prior to the Closing Date.
Section 8.2   REGULATORY APPROVALS; OTHER FILINGS.
(a)   Each of the Company, SPAC and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in order to complete lawfully the Transactions (the “Regulatory Approvals”) as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, SPAC and the Acquisition Entities shall take such action as may be required to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as practicable after the execution of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 8.2(a), the first sentence of Section 8.2(b) or Section 8.4 shall require any Affiliate of SPAC to take or forbear from any action, and for the avoidance of doubt, it is acknowledged and agreed by the parties hereto that the obligations in this Section 8.2 and Section 8.4 shall not apply to Sponsor or any of its Affiliates (other than SPAC).
(b)   With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, SPAC and the Acquisition Entities shall (i) promptly (and, in the case of the initial filing required under the HSR Act, within 20 Business Days after the date hereof) submit all notifications, reports, and other filings required to be submitted to a Governmental Authority in order to obtain the Regulatory Approvals; (ii) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (iii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company and the Acquisition Entities shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Company, copies of any substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of the Company, SPAC or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the written consent of the other parties. To the extent not prohibited by Law, the Company and the Acquisition Entities agree to provide SPAC and its counsel, and SPAC agrees to provide to the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, SPAC and the Acquisition Entities agrees to make all filings, to provide all information reasonably required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.
(c)   The Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions, including such filing fees payable by an Acquisition Entity.
Section 8.3   PREPARATION OF REGISTRATION STATEMENT; SPAC STOCKHOLDER MEETING AND APPROVALS; COMPANY WRITTEN CONSENT AND APPROVALS.
(a)   Registration Statement.
(i)   As promptly as reasonably practicable after the execution of this Agreement, the Company and SPAC shall prepare and mutually agree upon and SPAC and PubCo shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and together with the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the SPAC Stockholders relating to the SPAC Shareholder Meeting (as defined below), the “Registration Statement”) relating to the meeting of SPAC Stockholders (including any adjournment or postponement thereof, the “SPAC Stockholders Meeting”) (x) in connection with the registration under the Securities Act of the PubCo Shares and Assumed Warrants to be issued to all of the SPAC Stockholders pursuant to this Agreement, (y) to provide the Public Stockholders (as defined below) an opportunity in accordance with SPAC Governing Documents to have their shares of SPAC Class A Common Stock redeemed in the SPAC Share Redemption and (z) to solicit proxies from SPAC Stockholders for the approval and adoption of: (A) this Agreement, the SPAC Merger and the other Transactions, (B) approval of the PubCo Incentive Equity Plan to provide for the issuance of a number of securities equal to up to 15% of the PubCo Shares to be issued and outstanding after the Closing, (C) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (D) a proposal to remove the requirement from the SPAC’s

Governing Documents limiting redemptions and consummation of a business combination if the surviving company would not have net tangible assets of at least $5,000,001 (the “NTA Proposal”) and any other proposals as determined by SPAC and PubCo to be necessary or appropriate in connection with the transactions contemplated hereby, and (E) adjournment of the SPAC Stockholder Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or for such other reasons as the chairman of the SPAC Stockholder Meeting may deem necessary (such proposals in (A) through (E), collectively, the “Transaction Proposals”). The Company, each Acquisition Entity and SPAC shall furnish all information concerning such party as SPAC and the Company may reasonably request in connection with such actions and the preparation of the Registration Statement. Each such Party each shall use their commercially reasonable efforts to (1) cause the Proxy/ Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto, including all rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (3) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, the Company, SPAC and PubCo shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Shares and Assumed Warrants pursuant to this Agreement. Each of the Company, SPAC and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and SPAC shall furnish all information concerning the Company and its Subsidiaries (in the case of the Company) or SPAC (in the case of SPAC) and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Registration Statement, SPAC shall mail (or cause to be mailed) the Registration Statement to the SPAC Stockholders. Each of SPAC, PubCo and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, a current report of SPAC on Form 8-K or a current report of PubCo on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of SPAC, PubCo, the Company or their respective Affiliates to any regulatory authority (including Nasdaq or NYSE, as applicable) in connection with the Transactions. Subject to Section 11.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Registration Statement and other related fees. SPAC shall comply in all material respects with all applicable rules and regulations promulgated by the SEC, any applicable rules and regulations of Nasdaq or NYSE, as applicable, SPAC Governing Documents, and this Agreement in the distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the SPAC Stockholder Meeting and the SPAC Share Redemption.
(ii)   Any filing of, or amendment or supplement to, the Registration Statement will be mutually prepared and agreed upon by SPAC, PubCo and the Company. PubCo and the Company will advise SPAC, and SPAC will advise PubCo and the Company, as applicable, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PubCo Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide each other with a reasonable opportunity to provide comments and amendments to any such filing. SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendments filed in response thereto.

(iii)   If, at any time prior to the Closing, any event or circumstance relating to SPAC or its officers or directors is discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement, a current report of SPAC on Form 8-K or a current report of PubCo on Form 8-K, SPAC shall promptly inform the Company and PubCo. If, at any time prior to the Closing, any event or circumstance relating to an Acquisition Entity, the Company, any of its Subsidiaries or their respective officers or directors is discovered by an Acquisition Entity or the Company which should be set forth in an amendment or a supplement to the Registration Statement, a current report of SPAC on Form 8-K or a current report of PubCo on Form 8-K, the Company or PubCo, as the case may be, shall promptly inform SPAC. Thereafter, SPAC, PubCo and the Company shall promptly cooperate in the preparation of an appropriate amendment or supplement to the Registration Statement or the Company Written Consent, describing or correcting such information and shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Stockholders.
(b)   SPAC Stockholders’ Approval.
(i)   Prior to or as promptly as practicable after the Registration Statement is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, and convene and hold the SPAC Stockholder Meeting (and in any event, such meeting shall be held not more than thirty (30) days after the date on which the Registration Statement is mailed to the SPAC Stockholders) for the purpose of voting on the Transaction Proposals and obtaining the SPAC Stockholders’ Approval (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing SPAC Stockholders with the opportunity to elect to effect a SPAC Share Redemption and such other matters as may be mutually agreed by SPAC and the Company. SPAC will use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transaction Proposals, including the SPAC Stockholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Stockholders’ Approval and (B) to obtain the vote or consent of its stockholders required by and in compliance with all applicable Law, Nasdaq rules or NYSE rules, as applicable, and the SPAC Charter; provided, that none of SPAC, Sponsor or any of their Affiliates shall be required to pay any additional consideration to any SPAC Stockholder in order to obtain the SPAC Stockholders’ Approval. SPAC (x) shall consult with the Company regarding the record date and the date of the SPAC Stockholder Meeting and (y) shall not adjourn or postpone the SPAC Stockholder Meeting without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC may adjourn or postpone the SPAC Stockholder Meeting without any such consent (1) to the extent necessary to ensure that any supplement or amendment to the Registration Statement that SPAC reasonably determines (following consultation with the Company) is necessary to comply with applicable Laws, is provided to the SPAC Stockholders in advance of a vote on the adoption of this Agreement, (2) if, as of the time that the SPAC Stockholder Meeting is originally scheduled, there are insufficient shares of SPAC Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Stockholder Meeting, or (3) if, as of the time that the SPAC Stockholder Meeting is originally scheduled, adjournment or postponement of the SPAC Stockholder Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Stockholder Approval. To the extent practicable, and in any event subject to SPAC’s obligations under Law, SPAC shall provide the Company with (I) reasonable updates with respect to the tabulated vote counts received by SPAC, and (II) the right to review and discuss all material communication sent to SPAC Stockholders with respect to the SPAC Stockholder Meeting.
(ii)   the Registration Statement shall include a statement to the effect that SPAC Board has recommended that the SPAC Stockholders vote in favor of the Transaction Proposals at the SPAC Stockholder Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation (a “SPAC Modification in Recommendation”).

(iii)   Promptly following the execution of this Agreement and the formation of each Acquisition Entity and each Acquisition Entity’s execution of a Joinder, PubCo shall approve and adopt this Agreement and approve the Transactions, as the sole stockholder of Merger Sub 1 and Merger Sub 2.
(c)   Written Consent of the Key Shareholder.
(i)   The Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to SPAC, of the Key Shareholder in favor of the approval and adoption of this Agreement, the Initial Merger, the PubCo Incentive Equity Plan, and the other Transactions (including as required under the Cayman Companies Act and the Company Governing Documents) (the “Company Written Consent”) as promptly as reasonably practicable, but in any event within five (5) Business Days after the Registration Statement becomes effective. The Company will use its reasonable best efforts to solicit the Company Written Consent from the Key Shareholder, and to take all other commercially reasonable action necessary or advisable to obtain the Company Written Consent and to secure the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules or NYSE rules, as applicable, and the Company Governing Documents; provided, that none of the Company or any of its Affiliates shall be required to pay or provide any additional consideration to any Company Shareholder in order to obtain the Company Written Consent. To the extent practicable, and in any event subject to the Company’s obligations under Law, the Company shall provide SPAC with (1) reasonable updates to SPAC regarding the status of and any issues arising with respect to obtaining the Company Written Consent and (2) the right to review and discuss all material communication sent to Company Shareholders with respect to the Company Written Consent The Company shall comply in all material respects with Company Governing Documents, the applicable provisions of the Cayman Companies Act and this Agreement in the solicitation of the Company Written Consent.
(ii)   The Company Written Consent shall include a statement to the effect that (i) the Company Board has recommended that the Company Shareholders vote in favor of the approval and adoption of this Agreement, the Mergers and the other Transactions and execute and deliver the Company Written Consent (the “Company Board Recommendation”) and (ii) neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation (a “Company Modification in Recommendation”).
Section 8.4   SUPPORT OF TRANSACTION.   (i) The Company shall, and shall cause the other GCL Companies and the Acquisition Entities to, and (ii) SPAC shall, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any GCL Company or any of the Acquisition Entities and SPAC, as applicable, are required to obtain in order to consummate the Transactions, and (b) take or cause such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, that, notwithstanding anything contained herein to the contrary, nothing in this Agreement shall require any GCL Company, SPAC or the Acquisition Entities or any of their respective Affiliates to (i) commence or threaten to commence, pursue or defend against any Action (except as required under Section 8.6, and without limiting the express obligations to make regulatory filings under Section 8.2), whether judicial or administrative, (ii) seek to have any stay or other Governmental Order vacated or reversed, (iii) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the GCL Companies, (iv) take or commit to take actions that limit the freedom of action of any of the GCL Companies or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the GCL Companies or SPAC or (v) grant any financial, legal or other accommodation to any other Person (for the avoidance of doubt, without limiting the express obligations of such parties under the terms of this Agreement and the Ancillary Agreements).

Section 8.5   TAX MATTERS.
(a)   Each of PubCo, SPAC, Merger Sub 1, Merger Sub 2, Surviving Corporation and the Company shall, and shall cause its Affiliates to, take such actions to cause the Transactions to qualify, and refrain from taking such actions that could prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. PubCo, SPAC, Merger Sub 1, Merger Sub 2, Surviving Corporation and the Company hereby agree to file all applicable Tax Returns on a basis consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law). If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that Tax opinions with respect to U.S. federal income tax consequences of the Transactions be prepared and submitted in such connection, PubCo, SPAC and the Company shall deliver to Winston & Strawn LLP (“Winston”) and Loeb & Loeb LLP (“Loeb”), respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement. Notwithstanding anything to the contrary in this Agreement, no party or their Tax advisors are obligated to provide any opinion that the relevant portions of the Transactions contemplated by this Agreement otherwise qualify for their respective Intended Tax Treatment (other than, to the extent required by the SEC, a customary opinion regarding the U.S. federal income tax considerations of such transactions included in the Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC); provided, that, for the avoidance of doubt, neither this Section 8.5(a) nor any other provision in this Agreement shall require the provision of a Tax opinion by any party’s counsel or advisors to be an express condition precedent to the Closing. Notwithstanding anything to the contrary in this Agreement, Loeb shall not be required to provide any opinion to any party regarding the Intended Tax Treatment or tax consequences of the Transactions. Subject to the following sentence, PubCo shall cause SPAC to use its cash to make one or more loans to the Surviving Corporation or its Affiliates for use in a trade or business or to otherwise transfer its cash to the Surviving Corporation or its Affiliates for use in a trade or business, or a combination of the foregoing. Neither PubCo nor any of its Subsidiaries shall transfer or distribute any assets or stock of SPAC or the Surviving Corporation if such transfer or distribution would not satisfy the requirements of Treasury Regulation Section 1.368-2(k)(1)(i) or (ii) for a period of one year after the Closing Date. Each of PubCo, SPAC, the Surviving Corporation and the Company shall not undertake (or cause to be undertaken) any of the following for a period of one year after the Closing Date: (A) the actual or deemed liquidation of SPAC for U.S. federal income tax purposes, (B) the conversion of SPAC into a “disregarded entity” (within the meaning of Treasury Regulation Section 301.7701-3). The covenants contained in this Section 8.5(a), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect indefinitely.
(b)   Each of PubCo, SPAC, the Surviving Corporation and the Company shall, and shall cause its Affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns, the Tax treatment of any aspect of the Transactions or any audit or other Action pertaining to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any GRA, Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).
(c)   PubCo acknowledges that any direct or indirect holder of PubCo Shares who is a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Mergers (a “PubCo 5% Shareholder”) may enter into (and cause to be filed with the Internal Revenue Service) a GRA. Upon the written request of any PubCo 5% Shareholder made following the Closing Date, PubCo shall (i) furnish to such PubCo 5% Shareholder such information as such PubCo 5% Shareholder reasonably requests in connection with such PubCo 5% Shareholder’s preparation of a GRA and any necessary Tax forms with respect thereto during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, and (ii) provide such PubCo 5% Shareholder with the information reasonably requested by such PubCo 5% Shareholder for purposes of such PubCo 5% Shareholder’s tax compliance during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, including for purposes of determining whether there has been a gain “triggering event” (within the meaning of Treasury Regulations Section 1.367(a)-8) under the terms of such PubCo 5% Shareholder’s GRA, in each case, at the sole cost and expense of such PubCo 5% Shareholder. Each of the parties shall, and shall cause their Affiliates to, operate in a manner so as not to cause such a triggering event.
(d)   All transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes (“Transfer Taxes”) that become payable by any of the parties in connection with the Transactions shall constitute Company Transaction Expenses (if incurred by or on behalf of the Company) or SPAC Transaction Expenses (if incurred by or on behalf of the SPAC). Transfer Taxes, if any, incurred in connection with the Restructuring shall be paid by the Company prior to Closing. The party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under applicable Law shall cause such Tax Returns to be filed, and if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns. Any expenses incurred in connection with the filing of such Tax Returns or other documentation shall be borne equally by the SPAC and the Company. Notwithstanding any other provision of this Agreement, the parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
Section 8.6   STOCKHOLDER LITIGATION.   The Company, the GCL Companies and PubCo shall promptly advise SPAC, and SPAC shall promptly advise the Company, as the case may be, of any Action commenced (or to the knowledge of the Company or PubCo (as applicable) or the knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors by any Company Shareholder or SPAC Stockholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Stockholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Stockholder Litigation. The Company and PubCo shall give SPAC the opportunity to participate in the defense or settlement of any such Stockholder Litigation brought against the Company or PubCo, any of its Subsidiaries or any of its directors, and no such settlement shall be agreed to without SPAC’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed). SPAC shall give the Company the opportunity to participate in the defense or settlement of any such Stockholder Litigation brought against SPAC, any of their respective Subsidiaries or any of their respective directors, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 8.7   ACQUISITION PROPOSALS AND ALTERNATIVE TRANSACTIONS.   Except in connection with the Transaction Financing, during the Interim Period, each of the Company and SPAC shall not, and shall cause its Representatives not to, (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company and SPAC or their respective Subsidiaries, to any Person relating to an Acquisition Proposal or Alternative Transaction or afford to any Person access to the business, properties, assets or personnel of any GCL Company or SPAC or any of its Subsidiaries in connection with an Acquisition Proposal or Alternative Transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state relating to an Acquisition Proposal or Alternative Transaction, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction. Each of the Company and SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction or Acquisition Proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 8.7 by a party or its affiliates or Representatives shall be deemed to be a breach of this Section 8.7 by such party.
Section 8.8   ACCESS TO INFORMATION; INSPECTION.   During the Interim Period, to the extent permitted by applicable Law, each of the Company, SPAC and the Acquisition Entities shall, and shall cause each of its Subsidiaries to, (i) afford to the other party and its Representatives reasonable access, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the Ordinary Course of its operations, to all of its respective assets, properties, facilities, books, Contracts, Tax Returns, records and appropriate officers, employees and other personnel, and shall furnish such Representatives with all financial and operating data and other information concerning its affairs that are in its possession as such Representatives may reasonably request, and (ii) cooperate with the other party and its Representatives regarding all due diligence matters, including document requests. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to directly or indirectly provide access to or disclose information where the access or disclosure would violate its obligations of confidentiality or similar legal restrictions with respect to such information, jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).
Section 8.9   OBLIGATIONS OF GCL COMPANIES AND ACQUISITION ENTITIES.   The Company shall take all action necessary to cause (a) GCL BVI, GCL Global SG and the Group Subsidiaries to perform their respective obligations pursuant to this Agreement and the Restructuring Agreements and to consummate the Restructuring, the Mergers and each of the transactions contemplated hereby and thereby, and (b) the Company and each Acquisition Entity to perform their respective obligations under this Agreement and to consummate the Mergers upon the terms and subject to the conditions set forth in this Agreement. GCL BVI, GCL Global and each Company Subsidiary shall be jointly and severally liable for the failure by any of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement or any of the Restructuring Agreements.
Section 8.10   TRANSACTION FINANCING.   As soon as practicable after the signing of this Agreement, each of SPAC, the Company, and , Sponsor, shall jointly exercise their reasonable best efforts to obtain transaction financing (“Transaction Financing”), in the form of signed agreements for a private placement of equity, or other alternative financing, from Transaction Investors, to be agreed by SPAC and the Company, in an aggregate amount of not less than $20,000,000.
ARTICLE IX
CONDITIONS TO OBLIGATIONS
Section 9.1   CONDITIONS TO OBLIGATIONS OF SPAC, THE ACQUISITION ENTITIES AND THE COMPANY.   The obligations of each of SPAC, the Acquisition Entities and the Company to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:
(a)   the SPAC Stockholders’ Approval and the Company Written Consent shall have been obtained;
(b)   all Regulatory Approvals shall have been obtained or have expired or been terminated, as applicable;
(c)   the Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d)   the PubCo Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq or NYSE, subject only to official notice of issuance thereof; and
(e)   no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions.
Section 9.2   CONDITIONS TO OBLIGATIONS OF SPAC.   The obligations of SPAC to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)   each of the representations and warranties of the Company and of each Acquisition Entity contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though then made, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or another similar materiality qualification set forth therein), individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect;
(b)   each of the covenants of the Company and of each Acquisition Entity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects;
(c)   the GCL Companies shall have provided evidence reasonably satisfactory to SPAC of the completion of the Restructuring;
(d)   each Acquisition Entity shall have executed and delivered to SPAC a Joinder;
(e)   there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and
(f)   all approvals, waivers or consents from any third parties set forth and described on Section 9.2 of the Company Disclosure Schedules shall have been obtained.
Section 9.3   CONDITIONS TO THE OBLIGATIONS OF THE COMPANY.   The obligations of the Company to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   The Sponsor shall have made arrangements to pay any SPAC Transaction Expenses in excess of the Maximum Allowable SPAC Transaction Expenses;
(b)   the aggregate cash available to PubCo at the Closing from the Trust Account and the Transaction Financing (after giving effect to any redemptions but prior to paying any SPAC Transaction Expenses and Company Transaction Expenses), shall equal or exceed $25,000,000 (“Minimum Cash”); provided, that, any cash obtained as Transaction Financing that is used by the Company or any of its Affiliates during the period between the date hereof and Closing shall be applied in the calculation of Minimum Cash.
(c)   each of the representations and warranties of SPAC contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, and except for, in each case, inaccuracies or omissions that (without giving effect to any limitation as to “materiality” or “material adverse effect” or another similar materiality qualification set forth therein) individually or in the aggregate, have not had, and would not reasonably be expected to have a material adverse effect;
(d)   each of the covenants of SPAC to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; and
(e)   there has not been any event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect.
ARTICLE X
TERMINATION/EFFECTIVENESS
Section 10.1   TERMINATION.   This Agreement may be terminated and the Transactions abandoned:

(a)   by mutual written consent of the Company and SPAC or, if the SPAC Extension Proposal has been approved, if the Transactions have not been completed by September 30, 2024 or if the SPAC Extension Proposal is not approved by December 28, 2023;
(b)   by written notice from the Company or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;
(c)   by written notice from the Company or SPAC to the other if the SPAC Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof;
(d)   by written notice from SPAC to the Company if the Company Written Consent shall not have been obtained within five Business Days after the Registration Statement becomes effective;
(e)   prior to the Closing, by written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company or any Acquisition Entity set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or such Acquisition Entity through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from SPAC of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the Termination Date, unless SPAC is in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or
(f)   prior to the Closing, by written notice to SPAC from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(d) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by SPAC through the exercise of its reasonable best efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by SPAC of notice from the Company of such breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period or (ii) the Closing has not occurred on or before the Termination Date, unless the Company is in material breach of any of its representations, warranties, covenants or agreements under this Agreement.
Section 10.2   EFFECT OF TERMINATION.   In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, stockholders, or other Representatives, other than liability of the Company, SPAC or any Acquisition Entity, as the case may be, for any Willful Breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement. Notwithstanding the foregoing, a failure by SPAC or the Company, as applicable, to close in accordance with this Agreement when it is obligated to do so shall be deemed to be a Willful Breach of this Agreement.
ARTICLE XI
MISCELLANEOUS
Section 11.1   TRUST ACCOUNT WAIVER.   The Company and each Acquisition Entity acknowledges that SPAC is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SPAC’s final prospectus dated March 23, 2022 and filed with the SEC on March 24, 2022 (Filing No: 333-261765) available at www.sec.gov, and other SPAC SEC

Filings, the SPAC Governing Documents, and the Trust Agreement and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company and each Acquisition Entity further acknowledge and agree that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company and each Acquisition Entity further acknowledge that, if the transactions contemplated by this Agreement are not consummated by the Termination Date, SPAC will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company and each Acquisition Entity (on behalf of itself and its respective Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SPAC to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 11.1 shall survive the termination of this Agreement for any reason.
Section 11.2   WAIVER.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.
Section 11.3   NOTICES.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours at the location of the recipient, and otherwise on the next following Business Day, addressed as follows:
(a)
If to SPAC, to:

RF Acquisition Corp.
111 Somerset, #05-06
Singapore 238164
Email: tsemeng.ng@ruifengwealth.com
Attention: Tse Meng Ng
with a copy to (which shall not constitute notice):
Winston & Strawn LLP
Henley Building, 6th Floor
5 Queen’s Road Central, Hong Kong
Email: sluk@winston.com
Attention: Simon Luk
and
Winston & Strawn LLP
800 Capital Street, Suite 2400
Houston, Texas 77002
Email: mblankenship@winston.com
Attention: Michael J. Blankenship

(b)
If to the Company or any Acquisition Entity, to:

GCL Global Limited
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119
Email: jacky@gcl.asia
Attention: Choo See Wee
With a copy to (which shall not constitute notice):
Loeb & Loeb LLP
901 New York Avenue NW, Suite 300
Washington, DC 20001
Email: jtam@loeb.com
Attention: Jane Tam
or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.
Section 11.4   ASSIGNMENT.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties; provided, the Company may collaterally assign any or all of its rights and interests hereunder to one or more lenders of the Company. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.4 shall be null and void, ab initio.
Section 11.5   RIGHTS OF THIRD PARTIES.   Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and SPAC (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.3 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.
Section 11.6   EXPENSES.   Except as otherwise set forth in this Agreement, including in Section 8.2(c), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, PubCo shall pay or cause to be paid , as applicable, (a) SPAC Transaction Expenses up to the Maximum Allowable SPAC Transaction Expenses, in accordance with Section 2.6(c), and (b) the Company Transaction Expenses.
Section 11.7   GOVERNING LAW.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction (provided that the fiduciary duties of the Board of Directors of the Company, the Initial Merger and any exercise of appraisal and dissention rights with respect to the Initial Merger, shall in each case be governed by the laws of the Cayman Islands).
Section 11.8   HEADINGS; COUNTERPARTS.   The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.
Section 11.9   DISCLOSURE SCHEDULES.   The Company Disclosure Schedules and the SPAC Disclosure Schedules (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Schedules and/or the SPAC Disclosure Schedules (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Schedules, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Schedules shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Schedules if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.
Section 11.10   ENTIRE AGREEMENT.   This Agreement (together with the Company Disclosure Schedules and the SPAC Disclosure Schedules) and the Ancillary Agreements constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.
Section 11.11   AMENDMENTS.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.1 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.11.
Section 11.12   PUBLICITY.
(a)   All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of SPAC and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a). For the avoidance of doubt, nothing contained in this Section 11.12 shall prevent SPAC or the Company and/or their respective Affiliates from furnishing customary summarized information concerning the Transactions and publicly available information to their current and prospective investors or Transaction Investors.
(b)   The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its reasonable best efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to satisfy or obtain approval or early termination in connection with the Regulatory Approvals and to make any relating filing shall be deemed not to violate this Section 11.12.
Section 11.13   SEVERABILITY.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
Section 11.14   JURISDICTION; WAIVER OF JURY TRIAL.   Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the state and federal courts of the State of New York located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.14. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.15   ENFORCEMENT.   The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.15 shall not be required to provide any bond or other security in connection with any such injunction.
Section 11.16   NON-RECOURSE.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the parties hereto, and then only with respect to the specific obligations set forth herein or in an Ancillary Agreement with respect to such party. Except to the extent a party to this Agreement or an Ancillary Agreement and then only to the extent of the specific obligations undertaken by such party in this Agreement or in the applicable Ancillary Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any party to this Agreement or any Ancillary Agreement, and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of PubCo, the Company, SPAC, Merger Sub 1, or Merger Sub 2 under this Agreement or any Ancillary Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.
Section 11.17   NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.   None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or in any Ancillary Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (b) this Article XI.
[Signature pages follow]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
RF ACQUISITION CORP.
By:	/s/ Tse Meng Ng Name: Tse Meng Ng Title: Chief Executive Officer
Sponsor is executing this Agreement for the purposes of complying with Section 2.6(c) hereof.
RF DYNAMIC LLC
By:	/s/ Tse Meng Ng Name: Tse Meng Ng Title: Manager
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.
GCL GLOBAL HOLDINGS LTD
By:	/s/ Choo See Wee Name: Choo See Wee Title: Director
GRAND CENTREX LIMITED
By:	/s/ Choo See Wee Name: Choo See Wee Title: Director
GCL GLOBAL LIMITED
By:	/s/ Choo See Wee Name: Choo See Wee Title: Director
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
FORM OF LOCK-UP AGREEMENT
[•], 2024
[Shareholder/Sponsor]
Re: Lock-Up Agreement for Company Shares
Ladies and Gentlemen:
This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger (as may be amended, restated or supplemented from time to time, the “Merger Agreement”) dated October 18, 2023, entered into by and among GCL Global Holdings LTD, a Cayman Islands exempted company limited by shares (“PubCo”), RF Acquisition Corp., a Delaware corporation (“SPAC”), and Grand Centrex Limited, a British Virgin Islands business company (the “Company”), pursuant to which, among other things, Merger Sub 1 (as defined therein) will merge with and into the Company (the “Initial Merger”), with the Company being the surviving entity and becoming a wholly owned subsidiary of PubCo, and Merger Sub 2 (as defined therein) will merge with and into SPAC (the “SPAC Merger” and together with the Initial Merger, the “Mergers”), with SPAC being the surviving entity and becoming a wholly owned subsidiary of PubCo. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.
In order to induce PubCo, SPAC, and the Company to proceed with the Mergers and the other Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (each, a “Shareholder”) hereby agrees with PubCo as follows:
1.
Subject to the exceptions set forth herein, the Shareholder agrees not to, without the prior written consent of the PubCo Board, (i) sell, offer to sell, contract or agree to sell, assign, lend, offer, encumber, donate, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, (a) any PubCo Shares (excepting any Incentive Shares), or (b) any securities convertible into or exercisable or exchangeable for PubCo Shares, in each case, held by it immediately after the SPAC Merger Effective Time (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the earlier of (1) 12 months commencing from the Closing Date and (2) subsequent to the Mergers, (x) the date on which the last sale price of the PubCo Shares equals or exceeds $12.00 per PubCo Share (as adjusted for share splits, share consolidations, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the consummation of the Mergers, or (y) the date on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property (the “Lock-Up Period”).

2.
The restrictions set forth in paragraph 1 shall not apply to:

(i)
Transfers (a) to another entity that is an affiliate of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (b) as part of a distribution to members, partners or shareholders of the undersigned via dividend or share repurchase;

(ii)
Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

A-1

(iii)
transactions relating to PubCo Shares or other securities convertible into or exercisable or exchangeable for PubCo Shares acquired in open market transactions after the SPAC Merger Effective Time;

(iv)
the exercise of stock options or warrants to purchase PubCo Shares or the vesting of share awards of PubCo Shares and any related transfer of PubCo Shares to PubCo in connection therewith (a) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (b) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or share awards, or as a result of the vesting of such PubCo Shares, it being understood that all PubCo Shares received upon such exercise, vesting or transfer will remain subject to the restrictions of this Letter Agreement during the Lock-Up Period;

(v)
the entry, by the Shareholder, at any time after the SPAC Merger Effective Time, of any trading plan providing for the sale of PubCo Shares by the Shareholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any PubCo Shares during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(vi)
transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property;

(vii)
transactions to satisfy any U.S. federal, state, or local income tax obligations of the Shareholder (or its direct or indirect owners) arising from a change in the Code or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, which change prevents the Mergers from qualifying as either a “reorganization” pursuant to Section 368(a) of the Code or a transaction governed by Section 351 of the Code (and the Mergers do not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), solely and to the extent necessary to cover any tax liability as a direct result of the transaction; or

(viii)
any Incentive Shares.

provided, however, that in the case of clauses (i) through (ii), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Shareholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.
3.
In furtherance of the foregoing, PubCo, and any duly appointed transfer agent for the registration or transfer of the securities described in the Merger Agreement, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

4.
This Letter Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred herein or the documents or instrument referred to herein, which collectively supersedes all prior agreements and the understandings between the parties hereto with respect to the subject matter contained herein. This Letter Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the undersigned Shareholder and PubCo (and with respect to PubCo, only with the written consent of a majority of its directors, which shall include a majority of its independent directors).

A-2

5.
This Letter Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. This Letter Agreement shall not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other party and any assignment without such consent shall be null and void; provided, that no such assignment shall relieve the assigning party of its obligations hereunder.

6.
This Letter Agreement and any action, proceeding, claim or dispute (whether in contract, tort or otherwise) (each, an “Action”) that may be based upon, arise out of or relate to this Letter Agreement or the negotiation, execution or performance hereof shall be governed by, construed and enforced in accordance with the laws (both substantive and procedural) of the State of New York, without regard to the conflicts of law principles thereof. All Actions arising out of or relating to this Letter Agreement shall be heard and determined exclusively in the state and federal courts within the State of New York (and any courts having jurisdiction over appeals therefrom) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive personal and subject matter jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Letter Agreement by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject to the personal or subject matter jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by laws.

7.
This Letter Agreement shall become effective on the date hereof and terminate on the earlier of (i) the expiration of the Lock-up Period, (ii) termination of the Merger Agreement, and (iii) the liquidation of PubCo.

[Signature pages follow]

A-3

IN WITNESS WHEREOF, each party has duly executed this Letter Agreement, as of the date first written above.
Very truly yours,
[Shareholder/Sponsor]
Signature:
Name:
Title:
[Signature Page to Lock-Up Agreement]

Acknowledged and agreed by:
GCL GLOBAL HOLDINGS LTD
Signature:
Name:
Title:
[Signature Page to Lock-Up Agreement]

FIRST AMENDMENT TO MERGER AGREEMENT
This FIRST AMENDMENT TO MERGER AGREEMENT (this “Amendment”), dated as of December 1, 2023, is entered into by and among (i) RF Acquisition Corp., a Delaware corporation (“SPAC”), (ii) GCL Global Holdings LTD, a Cayman Islands exempted company limited by shares (“PubCo”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”) and (v) for the limited purposes set forth herein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).
RECITALS
WHEREAS, SPAC, PubCo, GCL BVI, GCL Global and Sponsor entered into that certain Agreement and Plan of Merger dated as of October 18, 2023 (the “Merger Agreement”); and
WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.   Definitions.   Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.
2.   Amendment to Section 1.1 of the Merger Agreement.   The following definitions in Section 1.1 of the Merger Agreement are hereby deleted and replaced with the following:
“Group Subsidiaries” means (a) Titan Digital Media Pte. Ltd., a Singapore company (“Titan SG”), (b) Epicsoft Hong Kong Limited, a Hong Kong company (“Epic HK”), (c) Epicsoft Malaysia Sdn. Bhd., a Malaysia company (“Epic MY”), (d) Epicsoft Asia Pte. Ltd., a Singapore company (“Epic SG”), (e) 4Divinity Pte. Ltd. (“4Divinity SG”), a Singapore company, (f) 2Game Digital Limited, a Hong Kong company (“2Game HK”), (g) Starry Jewelry Pte Ltd., a Singapore company (“Starry Jewelry”), (h) Martiangear Pte Ltd., a Singapore company (“Martiangear”) and (i) 2 Game Pro Ltda (“2Game Pro”), a Brazilian company.
“Restructuring” means a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global SG (representing 100% of the total issued and outstanding shares of GCL Global SG) to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG (which in turn holds equity interests in the Group Subsidiaries, except for Epic MY, as depicted on Annex I attached hereto) becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI (which in turn holds 100% of the total issued and outstanding shares of Epic MY) becoming a 99.8%-owned subsidiary of GCL Global.”
3.   Amendment to Annex I.   “Annex I — Restructuring Diagram” attached to the Merger Agreement is hereby deleted and replaced with Annex I hereto.
4.   No Other Amendments; Effect of Amendment.   Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.
5.   Further Assurance.   Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.

A-A-1

6.   Miscellaneous.   Sections 11.1, 11.7, 11.13, 11.14, 11.15 and 11.16 of the Merger Agreement shall apply, mutatis mutandis, to this Amendment.
[The remainder of this page intentionally left blank; signature pages to follow]

A-A-2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
“SPAC”
RF ACQUISITION CORP.
By:	/s/ Tse Meng Ng Name: Tse Meng Ng Title: Chief Executive Officer
“SPONSOR”
RF DYNAMIC LLC.
By:	/s/ Tse Meng Ng Name: Tse Meng Ng Title: Manager
Signature Page to First Amendment to Merger Agreement

“PUBCO”
GCL GLOBAL HOLDINGS LTD
By:	/s/ Choo See Wee Name: Choo See Wee Title: Director
“GCL BVI”
GRAND CENTREX LIMITED
By:	/s/ Choo See Wee Name: Choo See Wee Title: Director
“GCL GLOBAL”
GCL GLOBAL LIMITED
By:	/s/ Choo See Wee Name: Choo See Wee Title: Director
Signature Page to First Amendment to Merger Agreement

SECOND AMENDMENT TO MERGER AGREEMENT
This SECOND AMENDMENT TO MERGER AGREEMENT (this “Amendment”), dated as of December 15, 2023, is entered into by and among (i) RF Acquisition Corp., a Delaware corporation (“SPAC”), (ii) GCL Global Holdings LTD, a Cayman Islands exempted company limited by shares (“PubCo”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”) and (v) for the limited purposes set forth herein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).
RECITALS
WHEREAS, SPAC, PubCo, GCL BVI, GCL Global and Sponsor entered into that certain Agreement and Plan of Merger dated as of October 18, 2023 (the “Original Agreement”);
WHEREAS, the Original Agreement was amended by the First Amendment to Merger Agreement (the “First Amendment”) dated as of December 1, 2023 (the Original Agreement as amended by the First Amendment is referred to herein as, the “Merger Agreement”);
WHEREAS, the Parties hereto wish to make certain additional amendments to the Merger Agreement as set forth in this Amendment; and
WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.   Definitions.   Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.
2.   Amendment to Section 2.1(a) of the Merger Agreement.   Section 2.1(a) of the Merger Agreement is hereby deleted and replaced with the following:
“(a)   Restructuring.   As soon as reasonably practicable on or before January 31, 2024, GCL BVI and GCL Global shall, and shall cause the GCL Companies to, complete the Restructuring.”
3.   Amendment to Section 6.1(h) of the Merger Agreement.   Section 6.1(h) of the Merger Agreement is hereby deleted and replaced with the following:
“(h)   acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the equity or assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such acquisitions, mergers, consolidations or purchases undertaken by the Company or one of its Subsidiaries or Affiliates using Acquisition Financing upon no less than thirty (30) days’ prior written notice to SPAC.”
4.   Amendment to Section 6.1(n) of the Merger Agreement.   Section 6.1(n) of the Merger Agreement is hereby deleted and replaced with the following:
“(n)   incur, assume or guarantee any Indebtedness for borrowed money, the principal amount of which does not exceed $1,000,000 in the aggregate provided that, there shall be no dollar limit on new Indebtedness that, by its terms, will convert into equity securities as part of the Private Placement prior to the Initial Merger Effective Time nor shall any such Indebtedness count for purposes of this $1,000,000 limit; provided further, that any such convertible debt shall constitute Transaction Financing and be applied towards Minimum Cash. Notwithstanding anything to the contrary herein, there shall be no dollar limit on new Indebtedness borrowed from banks or banking institutions used for the limited and specific purposes of acquisition of one or more entities by the Company or one of its Subsidiaries or Affiliates for strategic reasons, as reasonably determined by the Company (“Acquisition Financing”); and that the Company has no discretion to use such Acquisition Financing for any other purposes; provided further, that such Acquisition Financing shall not count for purposes of this $1,000,000 limit, and shall not be applied towards Minimum Cash;”

5.   Amendment to Section 6.5 of the Merger Agreement.   Section 6.5 of the Merger Agreement is hereby deleted and replaced with the following:
“Section 6.5   PCAOB AUDITED FINANCIALS.   The Company shall use commercially reasonable efforts to deliver true and complete copies of the Audited Company Financials not later than January 31, 2024.”
6.   No Other Amendments; Effect of Amendment.   Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.
7.   Further Assurance.   Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.
8.   Miscellaneous.   Sections 11.1, 11.7, 11.13, 11.14, 11.15 and 11.16 of the Merger Agreement shall apply, mutatis mutandis, to this Amendment.
[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
“SPAC”
RF ACQUISITION CORP.
By:
/s/ Tse Meng Ng

Name: Tse Meng Ng
Title: Chief Executive Officer
“SPONSOR”
RF DYNAMIC LLC.
By:
/s/ Tse Meng Ng

Name: Tse Meng Ng
Title: Manager
Signature Page to Second Amendment to Merger Agreement

“PUBCO”
GCL GLOBAL HOLDINGS LTD
By:
/s/ Choo See Wee

Name: Choo See Wee
Title: Director
“GCL BVI”
GRAND CENTREX LIMITED
By:
/s/ Choo See Wee

Name: Choo See Wee
Title: Director
“GCL GLOBAL”
GCL GLOBAL LIMITED
By:
/s/ Choo See Wee

Name: Choo See Wee
Title: Director
Signature Page to Second Amendment to Merger Agreement

THIRD AMENDMENT TO MERGER AGREEMENT
This THIRD AMENDMENT TO MERGER AGREEMENT (this “Amendment”), dated as of January 31, 2024, is entered into by and among (i) RF Acquisition Corp., a Delaware corporation (“SPAC”), (ii) GCL Global Holdings LTD, a Cayman Islands exempted company limited by shares (“PubCo”), (iii) Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), (iv) GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”) and (v) for the limited purposes set forth herein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).
RECITALS
WHEREAS, SPAC, PubCo, GCL BVI, GCL Global and Sponsor entered into that certain Agreement and Plan of Merger dated as of October 18, 2023 (the “Original Agreement”);
WHEREAS, the Original Agreement was amended by the First Amendment to Merger Agreement (the “First Amendment”) dated as of December 1, 2023 and the Second Amendment to Merger Agreement (the “Second Amendment”) dated as of December 15, 2023 (the Original Agreement as amended by the First Amendment and the Second Amendment is referred to herein as, the “Merger Agreement”);
WHEREAS, the Parties hereto wish to make certain additional amendments to the Merger Agreement as set forth in this Amendment; and
WHEREAS, in accordance with Section 11.11 of the Merger Agreement, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
1.   Definitions.   Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.
2.   Amendment to Section 2.1(a) of the Merger Agreement.   Section 2.1(a) of the Merger Agreement is hereby deleted and replaced with the following:
“(a)   Restructuring.   As soon as reasonably practicable on or before February 29, 2024, GCL BVI and GCL Global shall, and shall cause the GCL Companies to, complete the Restructuring.”
3.   Amendment to Section 6.5 of the Merger Agreement.   Section 6.5 of the Merger Agreement is hereby deleted and replaced with the following:
“Section 6.5 PCAOB AUDITED FINANCIALS.   The Company shall use commercially reasonable efforts to deliver true and complete copies of the Audited Company Financials not later than February 29, 2024.”
4.   No Other Amendments; Effect of Amendment.   Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.
5.   Further Assurance.   Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment.
6.   Miscellaneous.   Sections 11.1, 11.7, 11.13, 11.14, 11.15 and 11.16 of the Merger Agreement shall apply, mutatis mutandis, to this Amendment.
[The remainder of this page intentionally left blank; signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
“SPAC”
RF ACQUISITION CORP.
By:
/s/ Tse Meng Ng

Name: Tse Meng Ng
Title: Chief Executive Officer
“SPONSOR”
RF DYNAMIC LLC.
By:
/s/ Tse Meng Ng

Name: Tse Meng Ng
Title: Manager
Signature Page to Third Amendment to Merger Agreement

“PUBCO”
GCL GLOBAL HOLDINGS LTD
By:
/s/ Choo See Wee

Name: Choo See Wee
Title: Director
“GCL BVI”
GRAND CENTREX LIMITED
By:
/s/ Choo See Wee

Name: Choo See Wee
Title: Director
“GCL GLOBAL”
GCL GLOBAL LIMITED
By:
/s/ Choo See Wee

Name: Choo See Wee
Title: Director
Signature Page to Third Amendment to Merger Agreement

ANNEX B
THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
GCL GLOBAL HOLDINGS LTD

(Adopted by Special Resolution passed on [•])

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
GCL GLOBAL HOLDINGS LTD
(adopted by Special Resolution passed on [•])
1.
The name of the Company is GCL Global Holdings Ltd.

2.
The registered office of the Company shall be at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to exercise all the functions of a natural person of full capacity.

4.
The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.
The share capital of the Company is US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 each.

6.
The Company has the power to register by way of continuation outside of the Cayman Islands in accordance with the Companies Act and to de-register as an exempted company in the Cayman Islands.

7.
Capitalised terms that are not defined in this Memorandum of Association have the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
GCL GLOBAL HOLDINGS LTD
(adopted by Special Resolution passed on [•])

B-i

43. FINANCIAL YEAR	B-43
44. TRANSFER BY WAY OF CONTINUATION	B-43
45. MERGERS AND CONSOLIDATIONS	B-43
46. AMENDMENT OF MEMORANDUM AND ARTICLES	B-43
47. TAX TRANSPARENCY REPORTING	B-43

B-ii

1.
PRELIMINARY

1.1
Table A not to apply

The regulations contained or incorporated in Table A in the First Schedule to the Companies Act shall not apply to the Company and these Articles shall apply in place thereof.
1.2
Definitions

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Auditor”	means the person (if any) for the time being performing the duties of auditor of the Company;
“Beneficial Ownership”	means, with respect to a security, sole or shared voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to acquire (or an obligation to acquire) or dispose, or to direct the acquisition or disposal of, such security) and/or a long economic exposure, whether absolute or conditional, to changes in the price of such security, in each case, whether direct or indirect, and whether though any contract, arrangement, understanding, relationship, or otherwise and “beneficial owner” shall mean a person entitled to such Interest;
“business day”	means any day on which the Exchange is open for the business of dealing in securities;
“certificated”	means, in relation to a Share, a Share which is recorded in the Register of Members as being held in certificated form;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“clear days”	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;
“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or any Interests in Shares) are listed or quoted on an Exchange.
“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended or revised from time to time;
“Company”	means the above-named company;
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any);
“Depository”	means any person who is a Member by virtue of its holding Shares as trustee or otherwise on behalf of those who have elected to hold Shares in dematerialised form through a Depository Interest.
“Depository Interest”	means a dematerialised depository receipt or share (including any American Depositary Share) representing the underlying Share in the capital of the Company to be issued by a Depository nominated by the Company.

“Directors”	means the directors for the time being of the Company or as the case may be, the Directors assembled as a board or as a committee thereof;
“Dollar” or “US$”	means the lawful currency of the United States of America;
“Electronic Record”	has the same meaning as in the Electronic Transactions Act;
“Electronic Transactions Act”	means the Electronic Transactions Act (as revised) of the Cayman Islands, as amended or revised from time to time;
“Exchange”	means the Nasdaq Global Market for so long as any Shares or Interests in Shares are there listed or quoted and any other recognised securities exchange(s) on which any Shares or Interests in Shares are listed or quoted for trading from time to time;
“Exchange Rules”	means any relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing or quotation of any Shares (or any Interests in Shares) on an Exchange;
“Group”	means the group comprising the Company and its subsidiary undertakings (not including any parent undertaking of the Company);
“Group Undertaking”	means any undertaking in the Group, including the Company;
“Interest”	in securities or in a person means any form of Beneficial Ownership (including, for the avoidance of doubt, any derivative, contractual or economic right or contract for difference) of securities of such person;
“Listed Share”	means a Share that is listed or admitted to trading on an Exchange;
“Listed Share Register”	means the register of members which registers the holdings of Listed Shares;
“Member”	means any person from time to time entered in the Register of Members as a holder of one or more Shares and includes the Subscriber pending its entry therein;
“Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;
“Ordinary Resolution”	means a resolution passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled by the Articles;
“Register of Members”	means the Listed Share Register, the Unlisted Share Register and any branch register(s) in each case as the context requires;
“Registered Office”	means the registered office for the time being of the Company in the Cayman Islands;
“Relevant System”	means any computer-based system and procedures permitted by the Exchange Rules, which enable title to Interests in a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters;

“Seal”	means the common seal of the Company (if any) and includes every duplicate seal;
“Secretary”	means any person or persons appointed by the Directors to perform any of the duties of the secretary of the Company;
“Share”	means a share in the capital of the Company and includes a fraction of a Share;
“Special Resolution”	means a special resolution passed in accordance with the Companies Act, being a resolution passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled;
“Subscriber”	means the subscriber to the Memorandum;
“Subscriber Share”	means any Share which the Subscriber has agreed to take pursuant to the Memorandum;
“subsidiary undertaking”	a company or undertaking is a subsidiary of a parent undertaking if the parent undertaking (i) holds a majority of the voting rights in it, or (ii) is a member of it and has the right to appoint or remove a majority of its board of directors, or (iii) is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it;
“Treasury Shares”	means Shares held in treasury pursuant to the Companies Act and these Articles;
“uncertificated”	means, in relation to a Share, a Share to which title is recorded in the Register of Members as being in uncertificated form and title to which may be transferred by means of a Relevant System;
“Uncertificated Proxy Instruction”	means a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the Relevant System concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the Relevant System concerned);
“Unlisted Share Register”	means the register of members that registers the holdings of Unlisted Shares and which, for the purposes of the Companies Act, constitutes the Company’s “principal register”; and
“Unlisted Shares”	means a Share that is not listed or admitted to trading on an Exchange.

1.3
Interpretation

Unless the contrary intention appears, in these Articles:
(a)
singular words include the plural and vice versa;

(b)
a word of any gender includes the corresponding words of any other gender;

(c)
references to “persons” include natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated);

(d)
a reference to a person includes that person’s successors and legal personal representatives;

(e)
“writing” and “written” includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(f)
a reference to “shall” shall be construed as imperative and a reference to “may” shall be construed as permissive;

(g)
in relation to determinations to be made by the Directors and all powers, authorities and discretions exercisable by the Directors under these Articles, the Directors may make those determinations and exercise those powers, authorities and discretions in their sole and absolute discretion, either generally or in a particular case, subject to any qualifications or limitations expressed in these Articles or imposed by law;

(h)
any reference to the powers of the Directors shall include, when the context admits, the service providers or any other person to whom the Directors may, from time to time, delegate their powers;

(i)
the term “and/or” is used in these Articles to mean both “and” as well as “or”. The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. “Or” shall not be interpreted to be exclusive, and “and” shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

(j)
any phrase introduced by the terms “including”, “includes”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)
headings are inserted for reference only and shall not affect construction;

(l)
a reference to a law includes regulations and instruments made under that law;

(m)
a reference to a law or a provision of law includes amendments, re-enactments, consolidations or replacements of that law or the provision;

(n)
“fully paid” and “paid up” means paid up as to the par value and any premium payable in respect of the issue or re-designation of any Shares and includes credited as fully paid;

(o)
where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose;

(p)
sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded; and

(q)
references to the Exchange Rules shall only apply if the Company is listed on the Exchange.

2.
COMMENCEMENT OF BUSINESS

2.1
The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in connection with the formation and operation of the Company, including the expenses of registration and any expenses relating to the offer of, subscription for, or issuance of Shares.

2.3
Expenses may be amortised over such period as the Directors may determine.

3.
REGISTERED OFFICE AND OTHER OFFICES

3.1
Subject to the provisions of the Companies Act, the Company may by resolution of the Directors change the location of its Registered Office.

3.2
The Directors, in addition to the Registered Office, may in their discretion establish and maintain such other offices, places of business and agencies whether within or outside of the Cayman Islands.

4.
SERVICE PROVIDERS

The Directors may appoint any person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (including as to the remuneration payable by the Company) and with such powers of sub-delegation, but subject to such restrictions, as they think fit.
5.
ISSUE OF SHARES

5.1
Power of Directors to issue Shares

(a)
The issue of Shares is under the control of the Directors who may:

(i)
offer, issue, allot or otherwise dispose of them to such persons, in such manner, on such terms and having such rights and being subject to such restrictions, as they may from time to time determine; and

(ii)
grant options over such Shares and issue warrants, convertible securities or similar instruments with respect thereto, subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable), any resolution that may be passed by the Company in general meeting and any rights attached to any Shares or Class of Shares.

(b)
The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend, conversion, return of capital and redemption rights), restrictions, powers, preferences, privileges and payment obligations as between the different Classes (if any) shall be fixed and determined by the Directors.

(c)
The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

5.2
Power of Subscriber to issue and transfer or repurchase Subscriber Shares

Notwithstanding the preceding Article, the Subscriber shall have the power to:
(a)
issue any Subscriber Share to itself at par following the incorporation of the Company;

(b)
transfer such Subscriber Share to any person by execution of a share transfer instrument or provide for the repurchase at par value of such Subscriber Share upon the first issue of additional Shares by the Company; and

(c)
update the Register of Members in respect of the issue and transfer or repurchase of the Subscriber Share.

5.3
Payment of commission or brokerage

Subject to the provisions of the Companies Act, the Company may pay a commission or brokerage in connection with the subscription for or issue of any Shares. The Company may pay the commission or brokerage in cash or by issuing fully or partly paid Shares or by a combination of both.
5.4
No Shares to bearer

The Company shall not issue Shares to bearer.
5.5
Fractional Shares

The Directors may issue fractions of a Share of any Class, and, if so issued, a fraction of a Share (calculated to such decimal points as the Directors may determine) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole Share of the same Class. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

5.6
Treasury Shares

(a)
Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Companies Act shall be held as Treasury Shares and not treated as cancelled if:

(i)
the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(ii)
the relevant provisions of the Memorandum and Articles, the Companies Act and the Exchange Rules are otherwise complied with.

(b)
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

(c)
The Company shall be entered in the Register of Members as the holder of the Treasury Shares. However:

(i)
the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(ii)
a Treasury Share shall not be voted, directly or indirectly, at any general meeting of the Company and shall not be counted in determining the total number of issued Shares at any given time, whether for the purposes of these Articles or the Companies Act.

(d)
Nothing in paragraph (c) above prevents an allotment of Shares as fully paid up bonus Shares in respect of a Treasury Share and Shares allotted as fully paid up bonus Shares in respect of a Treasury Share shall be treated as Treasury Shares.

(e)
Treasury Shares may be disposed of by the Company in accordance with the Companies Act and otherwise on such terms and conditions as the Directors determine.

6.
REGISTER OF MEMBERS

6.1
Duty to establish and maintain a Register of Members

(a)
The Directors shall cause the Company to keep at its Registered Office, or at any other place within or outside the Cayman Islands they think fit, the Register of Members (which, for the avoidance of doubt, comprises the Listed Share Register, the Unlisted Share Register and any branch register(s) maintained from time to time) in which shall be entered:

(i)
the particulars of the Members;

(ii)
the particulars of the Shares issued to each of them; and

(iii)
other particulars required under the Companies Act and the Exchange Rules (as appropriate).

(b)
If the recording complies with the Companies Act, the Exchange Rules and any other applicable law, the Listed Share Register may be kept by recording the particulars required under the Companies Act in a form otherwise than in a physically written form. However, to the extent the Listed Share Register is kept in a form otherwise than in a physically written form, it must be capable of being reproduced in a legible form.

6.2
Power to establish and maintain branch registers

(a)
Subject to the Exchange Rules, the rules and regulations of the Relevant System and any other applicable laws, if the Directors consider it necessary or desirable, whether for administrative purposes or otherwise, they may cause the Company to establish and maintain a branch register or registers of members of such category or categories and at such location or locations within or outside the Cayman Islands as they think fit.

(b)
The Company shall cause to be kept at the place where the Unlisted Share Register is kept, a duplicate of any branch register duly entered up from time to time. Subject to this Article, with respect to a duplicate of any branch register:

(i)
the Unlisted Shares registered in the branch register shall be distinguished from those registered in the Unlisted Share Register; and

(ii)
no transaction with respect to any Unlisted Shares registered in a branch register shall, during the continuance of that registration, be registered in any other register.

(c)
The Company may discontinue keeping any branch register and thereupon all entries in such branch register shall be transferred to another branch register kept by the Company or to the Unlisted Share Register.

7.
CLOSING REGISTER OF MEMBERS AND FIXING RECORD DATE

7.1
Power of Directors to close the Register of Members

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment of a meeting, or Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other proper purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty (30) days.
7.2
Power of Directors to fix a record date

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrear a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members, and for the purpose of determining the Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other purpose.
7.3
Circumstances where Register of Members is not closed and no fixed record date

If the Register of Members is not closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment of that meeting.
8.
CERTIFICATED SHARES

8.1
Right to certificates

Subject to the Companies Act, the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, and these Articles, every person, upon becoming the holder of a certificated Share is entitled, without charge, to one certificate for all the certificated Shares of a Class in his name, or in the case of certificated Shares of more than one Class being registered in his name, to a separate certificate for each Class of Shares, unless the terms of issue of the Shares provide otherwise.
8.2
Form of share certificates

Share certificates, if any, shall be in such form as the Directors may determine and shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise share certificates to be issued with the authorised signature(s) affixed by mechanical process. All share certificates shall be consecutively numbered or otherwise identified and shall specify the number and Class of Shares to which they relate and the amount paid up thereon or the fact that they are fully paid, as the case may be. All share certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate evidencing a like number of relevant Shares shall have been surrendered and cancelled. Where only some of the certificated Shares evidenced by a share certificate are transferred, the old certificate shall be surrendered and cancelled and a new certificate for the balance of the certificated Shares shall be issued in lieu without charge.
8.3
Certificates for jointly-held Shares

If the Company issues a share certificate in respect of certificated Shares held jointly by more than one person, delivery of a single share certificate to one joint holder shall be a sufficient delivery to all of them.
8.4
Replacement of share certificates

If a share certificate is defaced, worn-out or alleged to have been lost, stolen or destroyed, a new share certificate shall be issued on the payment of such expenses reasonably incurred by the Company and the person requiring the new share certificate shall first surrender the defaced or worn-out share certificate or give such evidence of the loss, theft or destruction of the share certificate and such indemnity to the Company as the Directors may require.
9.
UNCERTIFICATED SHARES

9.1
Uncertificated Shares held by means of a Relevant System

(a)
The Directors may permit Shares to be held in uncertificated form and shall have power to implement such arrangements as they may, in their absolute discretion, think fit in order for any Class of Shares to be transferred by means of a Relevant System of holding and transferring Shares (subject always to any applicable law and the requirements of the Relevant System concerned).

(b)
(For the purpose of this Article 9, the expression “Shares”, where the context permits, also includes Interests in such Shares).

9.2
Disapplication of inconsistent Articles

Where the arrangements described in this Article 9 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:
(a)
the holding of Shares of that Class in uncertificated form; and

(b)
the facilities and requirements of the Relevant System.

9.3
Arrangements for uncertificated Shares

Notwithstanding anything contained in these Articles (but subject always to the Companies Act, any other applicable laws and regulations and the facilities and requirements of any Relevant System):
(a)
unless the Directors otherwise determine, Shares held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings;

(b)
conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such a manner as the Directors may in their absolute discretion think fit and in accordance with applicable regulations;

(c)
shares may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in such manner as the Directors may in their absolute discretion, think fit;

(d)
Article 13.2 shall not apply in respect of Shares recorded on the Register of Members as being held in uncertificated form to the extent that Article 13.2 requires or contemplates the effecting of a transfer by an instrument in writing and the production of a certificate for the Share to be transferred;

(e)
a Class of Share shall not be treated as two Classes by virtue only of that Class comprising both certificated and uncertificated Shares or as a result of any provision of these Articles or any other applicable law or regulation which applies only in respect of certificated and uncertificated Shares;

(f)
where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, a Share in the Company, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(i)
to require the holder of that Share by notice to convert that Share into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(ii)
to require the operator of the Relevant System to convert that Share into certificated form;

(iii)
to require the holder of that Share by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(iv)
to require the holder of that Share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice;

(v)
to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share;

(vi)
to require the deletion of any entries in the Relevant System reflecting the holding of such Share in uncertificated form; and

(vii)
to require the operator of the Relevant System to alter the entries in the Relevant System so as to divest the holder of the relevant Share of the power to transfer such Share other than to a person selected or approved by the Directors for the purposes of such transfer.

(g)
Article 8 shall not apply so as to require the Company to issue a certificate to any person holding Shares in uncertificated form.

10.
DEPOSITORY INTERESTS

10.1
Depository Interests held by means of a Relevant System

The Directors may permit Shares of any Class to be represented by Depository Interests and to be transferred or otherwise dealt with by means of a Relevant System and may revoke any such permission.
10.2
Disapplication of inconsistent Articles

Where the arrangements described in this Article 10 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:
(a)
the holding of Depository Interests; and

(b)
the facilities and requirements of the Relevant System.

10.3
Arrangements for Depository Interests

(a)
The Directors may make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the evidencing, issue and transfer of Depository Interests and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 10 and the Exchange Rules and the facilities and requirements of the Relevant System.

(b)
The Company may use the Relevant System in which any Depository Interests are held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Companies Act, the Exchange Rules or these Articles or otherwise in effecting any actions.

(c)
For the purpose of effecting any action by the Company, the Directors may determine that Depository Interests held by a person shall be treated as a separate holding from certificated Shares held by that person.

10.4
Not separate Class

Shares in a particular Class shall not form a separate Class of Shares from other Shares in that Class because they are dealt with as Depository Interests.
10.5
Power of sale

(a)
Where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, any Share represented by a Depository Interest, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(b)
to require the holder of that Depository Interest by notice to convert that Share represented by the Depository Interest into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(c)
to require the holder of that Depository Interest by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(d)
to require the holder of that Depository Interest by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice; and

(e)
to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share.

11.
CALLS ON SHARES

11.1
Calls, how made

(a)
Subject to the terms on which Shares are allotted, the Directors may make calls on the Members (and any persons entitled by transmission) in respect of any amounts unpaid on their Shares (whether in respect of nominal value or premium or otherwise) and not payable on a date fixed by or in accordance with the allotment terms. Each such Member or other person shall pay to the Company the amount called, subject to receiving at least fourteen (14) clear days’ notice specifying when and where the payment is to be made, as required by such notice.

(b)
A call may be made payable by instalments. A call shall be deemed to have been made when the resolution of the Directors authorising it is passed. A call may, before the Company’s receipt of any amount due under it, be revoked or postponed in whole or in part as the Directors may decide. A person upon whom a call is made will remain liable for calls made on him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

11.2
Liability of joint holders

The joint holders of a Share shall be jointly and severally liable to pay all calls in respect of it.
11.3
lnterest

lf the whole of the sum payable in respect of any call is not paid by the day it becomes due and payable, the person from whom it is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day it became due and payable until it is paid at the rate fixed by the terms of the allotment of the Share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding eight percent (8%) per annum (compounded on a six monthly basis), as the Directors shall determine. The Directors may waive payment of such costs, charges, expenses or interest in whole or in part.

11.4
Differentiation

Subject to the allotment terms, the Directors may make arrangements on or before the issue of Shares to differentiate between the holders of Shares in the amounts and times of payment of calls on their Shares.
11.5
Payment in advance of calls

(a)
The Directors may receive from any Member (or any person entitled by transmission) all or any part of the amount uncalled and unpaid on the Shares held by him (or to which he is entitled). The liability of each such Member or other person on the Shares to which such payment relates shall be reduced by such amount. The Company may pay interest on such amount from the time of receipt until the time when such amount would, but for such advance, have become due and payable at such rate not exceeding eight percent (8%) per annum (compounded on a six monthly basis) as the Directors may decide.

(b)
No sum paid up on a Share in advance of a call shall entitle the holder to any portion of a dividend subsequently declared or paid in respect of any period prior to the date on which such sum would, but for such payment, become due and payable.

11.6
Restrictions if calls unpaid

Unless the Directors decide otherwise, no Member shall be entitled to receive any dividend or to be present or vote at any meeting or to exercise any right or privilege as a Member until he has paid all calls due and payable on every Share held by him, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.
11.7
Sums due on allotment treated as calls

Any sum payable in respect of a Share on allotment or at any fixed date, whether in respect of the nominal value of the Share or by way of premium or otherwise or as an instalment of a call, shall be deemed to be a call. lf such sum is not paid, these Articles shall apply as if it had become due and payable by virtue of a call.
12.
FORFEITURE OF SHARES

12.1
Forfeiture after notice of unpaid call

(a)
lf a call or an instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses that the Company may have incurred by reason of such non-payment. The notice shall state the place where payment is to be made and that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited. lf the notice is not complied with, any Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. The forfeiture will include all dividends and other amounts payable in respect of the forfeited Shares which have not been paid before the forfeiture.

(b)
The Directors may accept the surrender of a Share which is liable to be forfeited in accordance with these Articles. All provisions in these Articles which apply to the forfeiture of a Share also apply to the surrender of a Share.

12.2
Notice after forfeiture

When a Share has been forfeited, the Company shall give notice of the forfeiture to the person who was before forfeiture the holder of the Share or the person entitled by transmission to the Share. An entry that such notice has been given and of the fact and date of forfeiture shall be made in the Register of Members. Notwithstanding the above, no forfeiture will be invalidated by any omission to give such notice or make such entry.

12.3
Consequences of forfeiture

(a)
A Share shall, on its forfeiture, become the property of the Company.

(b)
All interest in and all claims and demands against the Company in respect of a Share and all other rights and liabilities incidental to the Share as between its holder and the Company shall, on its forfeiture, be extinguished and terminate except as otherwise stated in these Articles.

(c)
The holder of a Share (or the person entitled to it by transmission) which is forfeited shall:

(i)
on its forfeiture cease to be a Member (or a person entitled) in respect of it;

(ii)
if a certificated Share, surrender to the Company for cancellation the share certificate for the Share;

(iii)
remain liable to pay to the Company all monies payable in respect of the Share at the time of forfeiture, with interest from such time of forfeiture until the time of payment, in the same manner in all respects as if the Share had not been forfeited; and

(iv)
remain liable to satisfy all (if any) claims and demands which the Company might have enforced in respect of the Share at the time of forfeiture without any deduction or allowance for the value of the Share at the time of forfeiture or for any consideration received on its disposal.

12.4
Disposal of forfeited Share

(a)
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors may decide either to the person who was before the forfeiture the holder or to any other person. At any time before the disposal, the forfeiture may be cancelled on such terms as the Directors may decide. Where for the purpose of its disposal a forfeited Share is to be transferred to any transferee, the Directors may:

(i)
in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of their holder to the purchaser or as the purchaser may direct;

(ii)
in the case of uncertificated Shares, exercise any power conferred on them by Article 9.3(f) to effect a transfer of the Shares; and

(iii)
if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the buyer.

(b)
The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (a) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

12.5
Proof of forfeiture

A statutory declaration by a Director or any other officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the Share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the Share. The person to whom the Share is disposed of shall not be bound to see to the application of the consideration (if any) given for it on such disposal. His title to the Share will not be affected by any irregularity in, or invalidity of, the proceedings connected with the forfeiture or disposal.

13.
TRANSFER OF SHARES

13.1
Form of transfer

Subject to these Articles, a Member may transfer all or any of his Shares:
(a)
in the case of certificated Shares, by an instrument of transfer in writing in any usual form or in another form approved by the Directors or prescribed by the Exchange, which must be executed by or on behalf of the transferor and (in the case of a transfer of a Share which is not fully paid) by or on behalf of the transferee; or

(b)
in the case of uncertificated Shares, without a written instrument in accordance with the rules or regulations of any Relevant System in which the Shares are held, or may be by an instrument of transfer in the usual or common formor anyother form approved by the Directors.

13.2
Registration of a Share transfer

(a)
Subject to these Articles, the Directors may, in their absolute discretion and without giving a reason, refuse to register the transfer of a certificated Share unless it is:

(i)
in respect of a Share which is fully paid;

(ii)
in respect of a Share on which the Company has no lien;

(iii)
in respect of only one Class of Shares;

(iv)
in favour of a single transferee or not more than four joint transferees;

(v)
duly stamped (if required); and

(vi)
delivered for registration to the Registered Office or such other place as the Directors may decide, accompanied by the certificate for the Shares to which it relates and any other evidence as the Directors may reasonably require to prove the title to such Share of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of such person to do so, provided that the Directors shall not refuse to register any transfer of any certificated Shares listed on the Exchange on the ground that they are partly paid in circumstances where such refusal would prevent dealings in such Shares from taking place on an open and proper basis.

(b)
lf the Directors refuse to register a transfer pursuant to this Article, they shall, within two (2) months after the date on which the transfer was delivered to the Company, send notice of the refusal to the transferee. An instrument of transfer which the Directors refuse to register shall (except in the case of suspected fraud) be returned to the person delivering it. All instruments of transfer which are registered may, subject to these Articles, be retained by the Company.

13.3
Registration of an uncertificated Share transfer

(a)
The Directors shall register a transfer of title to any uncertificated Share which is held in uncertificated form in accordance with the rules or regulations of any Relevant System in which the Shares are held, except that the Directors may refuse (subject to any relevant requirements of (to the extent applicable) the Exchange Rules and/or the Exchange) to register any such transfer which is in favour of more than four persons jointly or in any other circumstance permitted by the rules or regulations of any Relevant System in which the Shares are held.

(b)
lf the Directors refuse to register any such transfer the Company shall, within two months after the date on which the instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee.

13.4
Transfers of Depository Interests

(a)
The Company shall register the transfer of any Shares represented by Depository Interests in accordance with the rules or regulations of the Relevant System and any other applicable laws and regulations.

(b)
Where permitted by the rules or regulations of the Relevant System and any other applicable laws and regulations, the Directors may, in their absolute discretion and without giving any reason for their decision, refuse to register any transfer of any Share represented by a Depository Interest.

13.5
No fee on registration

No fee shall be charged for the registration of a transfer of a Share or other document relating to or affecting the title to any Share.
13.6
Renunciations of Shares

Nothing in these Articles shall preclude the Directors from recognising the renunciation of any Share by the allottee thereof in favour of some other person.
13.7
Enforceability of and interpretation/administration of this Article

(a)
If any provision of this Article 13 or any part of such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then:

(i)
the invalidity of unenforceability of such provision shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and

(ii)
the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of these Articles.

(b)
The Directors shall have the exclusive power and authority to administer and interpret the provisions of this Article 13 and to exercise all rights and powers specifically granted the Directors and the Company or as may be necessary or advisable in the administration of this Article 13. All such actions, calculations, determinations and interpretations which are done or made by the Directors in good faith shall be final, conclusive, and binding on the Company and the beneficial and registered owners of the Shares and shall not subject the Directors to any liability.

13.8
No transfers to an infant etc

No transfer shall be made to an infant or to a person of whom an order has been made by competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.
13.9
Effect of registration

The transferor shall be deemed to remain the holder of the Share transferred until the name of the transferee is entered in the Register of Members in respect of that Share.
14.
TRANSMISSION OF SHARES

14.1
Transmission of Shares

If a Member dies, becomes bankrupt, commences liquidation or is dissolved, the only person that the Company will recognise as having any title to, or interest in, that Member’s Share (other than the Member) are:
(a)
if the deceased Member was a joint holder, the survivor;

(b)
if the deceased Member was a sole or the only surviving holder, the personal representative of that Member; or

(c)
any trustee in bankruptcy or other person succeeding to the Member’s interest by operation of law,

but nothing in these Articles releases the estate of a deceased Member, or any other successor by operation of law, from any liability in respect of any Share held by that Member solely or jointly.

14.2
Election by persons entitled on transmission

Any person becoming entitled to a Share as a result of the death, bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become registered as the holder of the Share or nominate another person to be registered as the holder of that Share. If he elects to be registered as the holder of the Share himself, he shall give written notice to the Company to that effect. If he elects to have some other person registered as the holder of the Share, he shall:
(a)
in the case of a certificated Share, execute an instrument of transfer of such Share to such person;

(b)
in the case of an uncertificated Share, either:

(i)
procure that all the appropriate instructions are given by means of the Relevant System to effect the transfer of such Share to such person; or

(ii)
change the uncertificated Share to certified form and then execute a transfer of such Share to such person; and

(c)
in the case of a Share represented by a Depository Interest, take any action the Directors may require (including, without limitation, the execution of any document and the giving of any instruction by means of the Relevant System) to effect the transfer of the Share to that person.

14.3
Rights of persons entitled by transmission

A person becoming entitled to a Share by reason of the death, bankruptcy, liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends and other rights to which he would be entitled if he were the registered holder of the Share. However, the person shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to attend or vote at any meeting of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him registered as the holder (and the Directors shall, in either case, have the same right to refuse registration as they would have had in the case of a transfer of the Share by that Member before his death, bankruptcy, liquidation or dissolution, as the case may be). If the notice is not complied with within ninety (90) days the Directors may withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
15.
REDEMPTION, PURCHASE AND SURRENDER OF SHARES

15.1
Subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable) and any rights conferred on the holders of any Shares or attaching to any Class of Shares, the Company may:

(a)
issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of the Company or the Member on such terms and in such manner as the Directors may determine before the issue of the Shares;

(b)
purchase, or enter into a contract under which it will or may repurchase, any of its own Shares of any Class (including any redeemable Shares) on such terms and in such manner as the Directors may determine or agree with the Member;

(c)
make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of capital; and

(d)
accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

15.2
Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

15.3
The redemption or purchase of any Share shall not be deemed to give rise to the redemption or purchase of any other Share.

15.4
The Directors may when making payments in respect of the redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

15.5
The Directors may hold any repurchased, redeemed or surrendered Shares as Treasury Shares in accordance with the provisions of the Companies Act and these Articles.

16.
FINANCIAL ASSISTANCE

Any financial assistance given by the Company in connection with a purchase made or to be made by any person of any Shares or Interests in Shares in the Company shall only be made in accordance with the Companies Act, applicable law and the Exchange Rules (where applicable).
17.
CLASS RIGHTS AND CLASS MEETINGS

17.1
Variation of class rights

Subject to the Companies Act, if at any time the share capital of the Company is divided into different Classes of Shares, all or any of the rights attached to any Class of Shares may be varied in such manner as those rights may provide or, if no such provision is made, either:
(a)
with the consent in writing of holders of not less than two-thirds of the issued Shares of that Class; or

(b)
with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by a two-thirds majority of the holders of the Shares of that Class present and voting at such meeting (whether in person or by proxy).

17.2
Treatment of classes of Shares by Directors

The Directors may treat two or more or all of the Classes of Shares as forming one class of Shares if the Directors consider that such Classes of Shares would be affected by the proposed variation in the same way.
17.3
Effect of Share issue on class rights

The rights attached to any Class of Shares are not taken to be varied by:
(a)
the creation or issue of further Shares ranking equally with them unless expressly provided by the terms of the issue of the Shares of that Class; or

(b)
the reduction of capital paid up on such Shares or by the repurchase, redemption or surrender of any Shares in accordance with the Companies Act and these Articles.

17.4
Class meetings

The provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to any Class meeting, except that the quorum shall be one or more Members that together hold at least one-third of the total votes attaching to the Shares of that Class.
18.
NO RECOGNITION OF TRUSTS OR THIRD PARTY INTERESTS

Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, the Company:
(a)
is not required to recognise a person as holding any Share on any trust, even if the Company has notice of the trust; and

(b)
is not required to recognise, and is not bound by, any interest in or claim to any Share, except for the registered holder’s absolute legal ownership of the Share, even if the Company has notice of that interest or claim.

19.
LIEN ON SHARES

19.1
Lien on Shares generally

The Company shall have a first and paramount lien on all Shares registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or amounts payable to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time determine any Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share is released if a transfer of that Share is registered.
19.2
Enforcement of lien by sale

The Company may sell, on such terms and in such manner as the Directors think fit, any Share on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given by the Company to the holder of the Share (or to any other person entitled by transmission to the Shares) demanding payment of that amount and giving notice of intention to sell the Share if such payment is not made.
19.3
Completion of sale under lien

(a)
To give effect to a sale of Shares under a lien the Directors may:

(i)
in the case of certificated Shares, authorise any person to execute an instrument of transfer in respect of the Shares to be sold to, or in accordance with the directions of, the relevant purchaser;

(ii)
in the case of uncertificated Shares, exercise any power conferred on them by Article 9.3(f) to effect a transfer of Shares; and

(iii)
if the Shares are represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of such Shares to, or in accordance with the directions of the purchaser.

(b)
The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of any consideration provided for the Shares, nor will the purchaser’s title to the Shares be affected by any irregularity or invalidity in connection with the sale or the exercise of the Company’s power of sale under these Articles.

19.4
Application of proceeds of sale

The net proceeds of a sale made under a lien after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person who was entitled to the Shares immediately prior to the sale.
20.
UNTRACED MEMBERS

20.1
Sale of Shares

(a)
The Company may sell at the best price reasonably obtainable any Share of a Member, or any Share to which a person is entitled by transmission, if:

(i)
during the period of six (6) years prior to the date of the publication of the advertisements referred to in this paragraph (a) (or, if published on different dates, the earlier or earliest of them):

(A)
no cheque, warrant or money order in respect of such Share sent by or on behalf of the Company to the Member or to the person entitled by transmission to the Share, at his address in the Register of Members or other address last known to the Company has been cashed; and

(B)
no cash dividend payable on the Shares has been satisfied by the transfer of funds to a bank account of the Member (or person entitled by transmission to the share) or by transfer of funds by means of the Relevant System, and the Company has received no communication (whether in writing or otherwise) in respect of such Share from such Member or person, provided that during such six year period the Company has paid at least three cash dividends (whether interim or final) in respect of Shares of the Class in question and no such dividend has been claimed by the person entitled to such Share;

(ii)
on or after the expiry of such six year period the Company has given notice of its intention to sell such Share by advertisements in a national newspaper published in the country in which the Registered Office is located and in a newspaper circulating in the area in which the address in the Register of Members or other last known address of the member or the person entitled by transmission to the Share or the address for the service of notices on such member or person notified to the Company in accordance with these Articles is located;

(iii)
such advertisements, if not published on the same day, are published within thirty (30) days of each other;

(iv)
during a further period of three months following the date of publication of such advertisements (or, if published on different dates, the date on which the requirements of this paragraph (a) concerning the publication of newspaper advertisements are met) and prior to the sale the Company has not received any communication (whether in writing or otherwise) in respect of such Share from the Member or person entitled by transmission.

(b)
lf during such six year period, or during any subsequent period ending on the date when all the requirements of paragraph (a) of this Article have been met in respect of any Shares, any additional Shares have been issued in respect of those held at the beginning of, or previously so issued during, any such subsequent period and all the requirements of paragraph (a) of this Article have been satisfied with regard to such additional Shares, the Company may also sell the additional Shares.

(c)
To give effect to a sale pursuant to paragraph (a) or paragraph (b) of this Article, the Directors may:

(i)
in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct;

(ii)
in the case of uncertificated Shares, exercise any power conferred on them by Article 9.3(f) to effect a transfer of the Shares; and

(iii)
if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

(d)
The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (c) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

20.2
Application of sale proceeds

The Company shall account to the Member or other person entitled to such Share for the net proceeds of such sale by carrying all monies in respect of the sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such Member or other person in respect of such monies.

Monies carried to such separate account may either be employed in the business of the Company or invested as the Directors may think fit. No interest shall be payable to such Member or other person in respect of such monies and the Company shall not be required to account for any money earned on them.
21.
ALTERATION OF SHARE CAPITAL

21.1
Increase, consolidation, subdivision and cancellation

(a)
The Company may by Ordinary Resolution:

(i)
increase its share capital by such sum, to be divided into Shares of such Classes and amounts as the resolution shall prescribe;

(ii)
consolidate, or consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(iii)
subdivide its Shares, or any of them, into Shares of a smaller amount than is fixed by the Memorandum; and

(iv)
cancel any Shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

(b)
All new Shares created in accordance with the provisions of this Article shall be subject to the same provisions of these Articles with reference to liens, transfer, transmission and otherwise as the Shares in the original share capital.

21.2
Dealing with fractions resulting from consolidation or subdivision of Shares

(a)
Whenever, as a result of a consolidation or subdivision of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as they think fit, including (without limitation):

(i)
selling the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Act, the Company); and

(ii)
distributing the net proceeds in due proportion among those Members (except that if the amount due to a person is less than US$5.00, or such other sum as the Directors may decide, the Company may retain such sum for its own benefit).

(b)
For the purposes of this Article, the Directors may:

(i)
in the case of certificated Shares, authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser;

(ii)
in the case of uncertificated Shares, exercise any power conferred on it by Article 9.3(f) to effect a transfer of the Shares; and

(iii)
if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

(c)
The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of any sale undertaken pursuant to this Article.

21.3
Reduction of Share Capital

Subject to the provisions of the Companies Act and to any rights attached to any Shares, the Company may by Special Resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

22.
GENERAL MEETINGS

22.1
Annual general meetings and general meetings

(a)
The Company shall hold an annual general meeting in each calendar year, which shall be convened by the Directors, in accordance with these Articles, but so that the maximum period between such annual general meetings shall not exceed fifteen (15) months.

(b)
All general meetings other than annual general meetings shall be called general meetings.

22.2
Convening of general meetings

The Directors may convene a general meeting of the Company whenever the Directors think fit, and must do so if required to do so pursuant to a valid Members’ requisition.
22.3
Members’ requisition

A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition at the Registered Office not less than twenty percent (20%) in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.
22.4
Requirements of Members’ requisition

(a)
The requisition must state the objects of the general meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(b)
If the Directors do not within sixty (60) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of the Company, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 day period.

(c)
A general meeting convened in accordance with this Article by requisitionists shall be convened (insofar as is possible) in the same manner as that in which general meetings are to be convened by Directors and the Directors shall, upon demand, provide the names and addresses of each Member to the requisitionists for the purpose of convening such meeting.

23.
NOTICE OF GENERAL MEETINGS

23.1
Length and form of notice and persons to whom notice must be given

(a)
At least ten (10) clear days’ notice shall be given of any annual general meeting or general meeting of the Company.

(b)
Subject to the Companies Act and notwithstanding that it is convened by shorter notice than that specified in paragraph (a) of this Article, a general meeting shall be deemed to have been duly convened if it is so agreed in the case of all meetings by ninety percent (90%) of all the Members entitled to attend and vote at the meeting.

(c)
The notice of meeting shall specify:

(i)
whether the meeting is an annual general meeting or a general meeting;

(ii)
the place, the day and the time of the meeting;

(iii)
subject to the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, the general nature of the business to be transacted;

(iv)
if the meeting is convened to consider a Special Resolution, the intention to propose the resolution as such; and

(v)
with reasonable prominence, that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a Member.

(d)
The notice of meeting:

(i)
shall be given to the Members (other than a Member who, under these Articles or any restrictions imposed on any Shares, is not entitled to receive notice from the Company), to each Director and alternate Director, to the Auditor and to such other persons as may be required by the Exchange Rules and/or the Exchange; and

(ii)
may specify a time by which a person must be entered on the Register of Members in order for such person to have the right to attend or vote at the meeting.

(e)
The Directors may determine that the Members entitled to receive notice of a meeting are those persons entered on the Register of Members at the close of business on a day determined by the Directors.

23.2
Omission or non-receipt of notice or instrument of proxy

The accidental omission to send or give notice of meeting or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or other document to, or the non-receipt of any such item by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.
24.
PROCEEDINGS AT GENERAL MEETINGS

24.1
Requirement and number for a quorum

No business may be transacted at a general meeting unless a quorum is present. A quorum is those Members present in person or by proxy or by a duly authorised representative holding shares entitled to vote on the business to be transacted which represent not less than one-third of all votes, unless the Company has only one Member in which case that Member alone constitutes a quorum The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such appointment shall not be treated as being part of the business of the meeting.
24.2
General meetings by telephone or other communications device

A general meeting may be held by means of any telephone, electronic or other communications facilities that permit all persons in the meeting to communicate with each other and participation in such a meeting shall constitute presence in person at such meeting. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by resolution of the Members present, the meeting shall be deemed to be held at the place where the chairman is physically present.
24.3
Adjournment if quorum not present

If within thirty (30) minutes after the time appointed for a general meeting a quorum is not present (or if during such a meeting a quorum ceases to be present), the meeting:
(a)
if convened upon the requisition of Members, shall be dissolved; and

(b)
in any other case, stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the meeting the Members present shall be a quorum.

24.4
Appointment of chairman of general meeting

(a)
If the Directors have elected one of their number as chairman of their meetings that person shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if the elected chairman is not present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.
(b)
If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

24.5
Orderly conduct

The chairman shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting. The chairman’s decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.
24.6
Entitlement to attend and speak

Each Director shall be entitled to attend at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.
24.7
Adjournment of general meeting

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.
24.8
Voting on a show of hands

(a)
At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded.

(b)
Unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s book containing the minutes of proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

24.9
When a poll may be demanded

A poll may only be demanded:
(a)
before the show of hands on that resolution is taken;

(b)
before the result of the show of hands on that resolution is declared; or

(c)
immediately after the result of the show of hands on that resolution is declared.

24.10
Demand for poll

(a)
A poll may be demanded by either:

(i)
the chairman of the meeting;

(ii)
at least five (5) Members entitled to vote at the meeting;

(iii)
a Member or Members representing in aggregate not less than ten percent (10%) of the total voting rights of all the Members having the right to vote at the meeting; or

(iv)
a Member or Members holding Shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than ten percent (10%) of the total sum paid up on all the Shares conferring that right.

(b)
A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

24.11
Voting on a poll

If a poll is properly demanded:
(a)
it must be taken in the manner and at the date and time directed by the chairman;

(b)
on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c)
the result of the poll is a resolution of the meeting at which the poll was demanded; and

(d)
the demand may be withdrawn.

24.12
Casting vote for chairman

If there is an equality of votes either on a show of hands or on a poll, the chairman is entitled to a second or casting vote in addition to any other vote he may have or be entitled to exercise.
25.
VOTES OF MEMBERS

25.1
Registered Members to vote

No person shall be entitled to vote at any general meeting unless he is registered as a Member in the Register of Members on the record date for such meeting.
25.2
Voting rights

Subject to these Articles and to any rights or restrictions for the time being attached to any Class or Classes of Shares:
(a)
on a show of hands, each Member present in person and each other person present as a proxy or duly authorised representative of a Member has one vote; and

(b)
on a poll, each Member present in person has one vote for each Share held by the Member and each person present as a proxy or duly authorised representative of a Member has one vote for each Share held by the Member that the person represents. Each fractional Share shall carry the applicable fraction of one vote.

25.3
Voting rights of joint holders

If a Share is held jointly and more than one of the joint holders votes in respect of that Share, only the vote of the joint holder whose name appears first in the Register of Members in respect of that Share counts.
25.4
Voting rights of Members incapable of managing their affairs

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder, may vote whether on a show of hands or on a poll by his receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy.
25.5
Voting restriction on an outstanding call

Unless the Directors decide otherwise, no Member shall be entitled to be present or vote at any general meeting either personally or by proxy until he has paid all calls due and payable on every Share held by him whether alone or jointly with any other person together with interest and expenses (if any) to the Company.

25.6
Objection to error in voting

(a)
An objection to the right of a person to attend or vote at a general meeting or adjourned general meeting:

(i)
may not be raised except at that meeting or adjourned meeting; and

(ii)
must be referred to the chairman of the meeting whose decision is final.

(b)
If any objection is raised to the right of a person to vote and the chairman disallows the objection then the vote cast by that person is valid for all purposes.

26.
REPRESENTATION OF MEMBERS AT GENERAL MEETINGS

26.1
How Members may attend and vote

(a)
Subject to these Articles, each Member entitled to vote at a general meeting may attend and vote at the general meeting:

(i)
in person, or where a Member is a company or non-natural person, by a duly authorised representative; or

(ii)
by one or more proxies.

(b)
A proxy or a duly authorised representative may, but not need be, a Member of the Company.

26.2
Appointment of proxies

(a)
The instrument appointing a proxy shall be in writing and be executed by or on behalf of the Member appointing the proxy.

(b)
A corporation may execute an instrument appointing a proxy either under its common seal (or in any other manner permitted by law and having the same effect as if executed under seal) or under the hand of a duly authorised officer, attorney or other person.

(c)
A Member may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one Share.

(d)
The appointment of a proxy shall not preclude a Member from attending and voting at the meeting or any adjournment of it.

26.3
Form of instrument of proxy

The instrument appointing a proxy may be in any usual or common form (or in any other form approved by the Directors or prescribed by the Exchange) and may be expressed to be for a particular general meeting (or any adjournment of a general meeting) or generally until revoked.
26.4
Authority under instrument of proxy

The instrument appointing a proxy shall be deemed (unless the contrary is stated in it) to confer authority to demand or join in demanding a poll and to vote, on a poll, on a resolution as a motion or an amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given or any adjournment of any such meeting, as the proxy thinks fit.
26.5
Receipt of proxy appointment

The instrument appointing a proxy and any authority under which it is executed shall be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting (or in any instrument of proxy sent out by the Company) prior to the time set out in such notice or instrument (or if no such time is specified, no later than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting). Notwithstanding the foregoing, the chairman may, in any event, at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

26.6
Uncertificated Proxy Instruction

In relation to any Shares which are held by means of a Relevant System, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction. The Directors may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. Notwithstanding any other provision in these Articles, the Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a Share as sufficient evidence of the authority of the persons sending that instruction to send it on behalf of the holder.
26.7
Validity of votes cast by proxy

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the Share in respect of which the proxy is appointed unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which the proxy voted.
26.8
Corporate representatives

A corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any Class of Shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual Member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. All references in these Articles to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some other person authorised for the purpose by a Director may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to such person before permitting him to exercise his powers.
26.9
Clearing Houses and Depositories

If a Clearing House or a Depository (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any separate meeting of the holders of any Class of Shares provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or the Depository (or its nominee(s)) as if such person was the registered holder of the Shares of the Company held by the Clearing House or the Depository (or its nominee(s)).
26.10
Termination of proxy or corporate authority

A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was received by the Company at the Registered Office, or at such other place at which the instrument of proxy was duly deposited, or, where the appointment of proxy was contained in an electronic communication, at the address at which such appointment was duly received, at least one hour before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) at least one hour before the time appointed for taking the poll.

26.11
Amendment to resolution

(a)
If an amendment shall be proposed to any resolution but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

(b)
ln the case of a resolution duly proposed as a Special Resolution, no amendment to it (other than an amendment to correct a patent error) may be considered or voted on and in the case of a resolution duly proposed as an Ordinary Resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight (48) hours prior to the time appointed for holding the meeting or adjourned meeting at which such Ordinary Resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Registered Office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

26.12
Shares that may not be voted

Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting or Class meeting (as applicable) and shall not be counted in determining the total number of outstanding Shares at any given time.
27.
APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

27.1
Number of Directors

The Company may from time to time by Ordinary Resolution establish or vary a maximum and/or minimum number of Directors. Unless otherwise determined by the Company by Ordinary Resolution the number of Directors (other than alternate Directors) shall be not less than two and there shall be no maximum number of Directors.
27.2
No shareholding qualification

The Company may by Ordinary Resolution fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
27.3
Appointment of Directors

(a)
The Company may by Ordinary Resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an addition to the existing Directors, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles. The first Director(s) shall be determined in writing by, or appointed by a resolution of, the Subscriber.

(b)
Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Directors shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Directors, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

(c)
Any Director so appointed shall, if still a Director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a Director at such meeting. Such person shall not be taken into account in determining the number or identity of Directors who are to retire by rotation at such meeting.

27.4
Appointment of executive Directors

The Directors may appoint one or more of its members to an executive office or other position of employment with the Company for such term and on any other conditions the Directors think fit. The Directors may revoke, terminate or vary the terms of any such appointment, without prejudice to a claim for damages for breach of contract between the Director and the Company.

27.5
Rotational retirement at annual general meeting

(a)
The board of Directors shall be divided into three classes: Class I and Class II and Class III, and each class shall be as nearly equal in number of Directors as possible. If the number of Directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of Directors in each class as nearly as possible, but in no case will a decrease in the number of Directors remove or shorten the term of any incumbent Director.

(b)
Each Director is subject to retirement by rotation in accordance with these Articles, subject to Article 27.3(c). At the first annual general meeting following the effectiveness of these Articles, the term of office of the Class I Directors shall expire and Class I Directors elected to succeed those Directors whose terms expire thereat shall be elected for a full term of three years. At the second annual general meeting following the effectiveness of these Articles, the term of office of the Class II Directors shall expire and Class II Directors elected to succeed those Directors whose terms expire thereat shall be elected for a full term of three years. At the third annual general meeting following the effectiveness of these Articles, the term of office of the Class III directors shall expire and Class III Directors elected to succeed those Directors whose terms expire thereat shall be elected for a full term of three years. At each succeeding annual general meeting, Directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

27.6
Position of retiring Director

(a)
A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. lf he is not re-appointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

(b)
At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost.

27.7
No age limit

(a)
No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

(b)
It shall not be necessary to give special notice of any resolution appointing, re-appointing or approving the appointment of a Director by reason of his age.

27.8
Removal of Directors by Ordinary Resolution

(a)
The Company may:

(i)
by Ordinary Resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company; and

(ii)
by Ordinary Resolution appoint another person who is willing to act to be a Director in his place (subject to these Articles).

(b)
Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director.

27.9
Other circumstances in which a Director ceases to hold office

(a)
Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise) a Director ceases to hold office as a Director if:

(i)
he resigns as Director by notice in writing delivered to the Directors or to the Registered Office or tendered at a meeting of Directors;

(ii)
he is not present personally or by proxy or represented by an alternate Director at meetings of the Directors for a continuous period of 6 months without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office;

(iii)
he only held office as a Director for a fixed term and such term expires;

(iv)
he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(v)
he is removed from office pursuant to these Articles or the Companies Act or becomes prohibited by law from being a Director;

(vi)
an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the Directors resolve that his office be vacated;

(vii)
he is removed from office by notice in writing addressed to him at his address as shown in the Company’s register of directors and signed by not less than three-fourths of all the Directors in number (without prejudice to any claim for damages which he may have for breach of contract against the Company); or

(viii)
in the case of a Director who holds executive office, his appointment to such office is terminated or expires and the Directors resolve that his office be vacated.

(b)
A Resolution of the Directors declaring a Director to have vacated office pursuant to this Article shall be conclusive as to the fact and grounds of vacation stated in the resolution.

28.
ALTERNATE DIRECTORS

28.1
Appointment

(a)
A Director (other than an alternate Director) may appoint any other Director or any person approved for that purpose by the Directors and willing to act, to be his alternate by notice in writing delivered to the Directors or to the Registered Office, or in any other manner approved by the Directors.

(b)
The appointment of an alternate Director who is not already a Director shall require the approval of either a majority of the Directors or the Directors by way of a Directors’ resolution.

(c)
An alternate Director need not hold a Share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

28.2
Responsibility

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.
28.3
Participation at Directors’ meetings

An alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and all committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (other than the power to appoint an alternate Director). A Director acting as alternate

Director shall have a separate vote at Directors’ meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.
28.4
lnterests

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified in the same way and to the same extent as a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.
28.5
Termination of appointment

(a)
An alternate Director shall cease to be an alternate Director:

(b)
if his appointor revokes his appointment by notice delivered to the Directors or to the Registered Office or in any other manner approved by the Directors; or

(c)
if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of the alternate Director which was in force immediately before his retirement shall remain in force; or

(d)
if any event happens in relation to him which, if he were a Director, would cause his office as Director to be vacated.

29.
POWERS OF DIRECTORS

29.1
General powers to manage the Company’s business

(a)
Subject to the provisions of the Companies Act, the Memorandum and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors, who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.

(b)
The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

29.2
Signing of cheques

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine.
29.3
Retirement payments and other benefits

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
29.4
Borrowing powers of Directors

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking and property and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

30.
PROCEEDINGS OF DIRECTORS

30.1
Directors’ meetings

Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.
30.2
Voting

Questions arising at any Directors’ meeting shall be decided by a simple majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.
30.3
Notice of a Directors’ meeting

A Director or an alternate Director may, or any other officer of the Company at the request of a Director or alternate Director shall, call a meeting of the Directors by not less than twenty-four (24) hours’ notice. Notice of a meeting of the Directors must specify the time and place of the meeting and the general nature of the business to be considered, and shall be deemed to be given to a Director if it is given to him personally or by word of mouth or sent in writing to his last known address given to the Company by him for such purpose or given by electronic communications to an address for the time being notified to the Company by the Director. A Director may waive the requirement that notice of any Directors’ meeting be given to him, either at, before or after the meeting.
30.4
Failure to give notice

A Director or alternate Director who attends any Directors’ meeting waives any objection that he or she may have to any failure to give notice of that meeting. The accidental failure to give notice of a Directors’ meeting to, or the non-receipt of notice by, any person entitled to receive notice of that meeting does not invalidate the proceedings at that meeting or any resolution passed at that meeting.
30.5
Quorum

No business shall be transacted at any meeting of the Directors unless a quorum is present. The quorum may be fixed by the Directors, and unless so fixed shall be two (2) if there are two or more Directors, and shall be one if there is only one Director. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum.
30.6
Power to act notwithstanding vacancies

The continuing Directors or sole continuing Director may act notwithstanding any vacancies in their number, but if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies in that number, or for calling a general meeting of the Company.
30.7
Chairman to preside

The Directors may elect a chairman of their board and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.
30.8
Validity of acts of Directors in spite of a formal defect

All acts done by a meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified from holding office (or had vacated office) or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be and had been entitled to vote.

30.9
Directors’ meetings by telephone or other communication device

A meeting of the Directors (or committee of Directors) may be held by means of any telephone, electronic or such other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is physically present.
30.10
Written resolutions of Directors

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. A resolution in writing is adopted when all the Directors (whether personally, by an alternate Director or by a proxy) have signed it.
30.11
Appointment of a proxy

A Director but not an alternate Director may be represented at any meeting of the Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director. The authority of any such proxy shall be deemed unlimited unless expressly limited in the written instrument appointing him.
30.12
Presumption of assent

A Director (or alternate Director) present at a meeting of Directors is taken to have cast a vote in favour of a resolution of the Directors unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the chairman or secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of a resolution of the Directors.
30.13
Directors’ interests

(a)
Subject to the provisions of the Companies Act and provided that he has declared to the Directors the nature and extent of any personal interest of his in a matter, transaction or arrangement, a Director or alternate Director notwithstanding his office may:

(i)
hold any office or place of profit in the Company, except that of Auditor;

(ii)
hold any office or place of profit in any other company or entity promoted by the Company or in which it has an interest of any kind;

(iii)
enter into any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(iv)
act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as Auditor;

(v)
sign or participate in the execution of any document in connection with matters related to that interest;

(vi)
participate in, vote on and be counted in the quorum at any meeting of the Directors that considers matters relating to that interest; and

(vii)
do any of the above despite the fiduciary relationship of the Director’s office:

(viii)
without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(ix)
without affecting the validity of any contract, transaction or arrangement.

(b)
For the purposes of this Article, a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any matter, transaction or arrangement for which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such matter, transaction or arrangement of the nature and extent so specified.

30.14
Minutes of meetings to be kept

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at general and Class meetings of the Company and meetings of the Directors or committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.
31.
DELEGATION OF DIRECTORS’ POWERS

31.1
Power of Directors to delegate

The Directors may:
(a)
delegate any of their powers, authorities and discretions to any person or committee consisting of one or more Directors and (if the Directors think fit) to one or more other persons in each case to such extent, by such means (including by power of attorney) and on such terms and conditions as the Directors think fit;

(b)
authorise any person or committee to whom powers, authorities and discretions are delegated under this Article by the Directors to further delegate some or all of those powers, authorities and discretions;

(c)
delegate their powers, authorities and discretions under this Article either collaterally with or to the exclusion of their own powers, authorities and discretions; and

(d)
at any time revoke any delegation made under this Article by the Directors in whole or in part or vary its terms and conditions.

31.2
Delegation to Committees

A committee to which any powers, authorities and discretions have been delegated under the preceding Article must exercise those powers, authorities and discretions in accordance with the terms of delegation and any other regulations that may be imposed by the Directors on that committee. The proceedings of a committee of the Directors must be conducted in accordance with any regulations imposed by the Directors, and, subject to any such regulations, to the provisions of these Articles dealing with proceedings of Directors insofar as they are capable of applying.
31.3
Delegation to executive Directors

The Directors may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Directors may grant to a Director the power to sub-delegate, and may retain or exclude the right of the Directors to exercise the delegated powers, authorities or discretions collaterally with the Director. The Directors may at any time revoke the delegation or alter its terms and conditions.
31.4
Delegation to local boards

(a)
The Directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

(b)
The Directors may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

(c)
Any appointment or delegation under this Article may be made on such terms and subject to such conditions as the Directors think fit and the Directors may remove any person so appointed, and may revoke or vary any delegation.

31.5
Appointing an attorney, agent or authorised signatory of the Company

(a)
The Directors may by power of attorney or otherwise appoint any person to be the attorney, agent or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit.

(b)
Any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney, agent or authorised signatory as the Directors think fit and may also authorise any such attorney, agent or authorised signatory to delegate all or any of the powers, authorities and discretions vested in such person.

31.6
Officers

The Directors may appoint such officers (including a Secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors think fit. Unless otherwise specified in the terms of his appointment, an officer may be removed from that office by resolution of the Directors or by Ordinary Resolution.
32.
DIRECTORS’ RENUMERATION, EXPENSES AND BENEFITS

32.1
Fees

The Company shall pay to the Directors (but not alternate Directors) for their services as Directors such aggregate amount of fees as the Directors may decide. The aggregate fees shall be divided among the Directors in such proportions as the Directors may decide or, if no decision is made, equally. A fee payable to a Director pursuant to this Article shall be distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of these Articles and accrues from day to day.
32.2
Expenses

A Director may also be paid all travelling, hotel and other expenses properly incurred by him in connection with his attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of the holders of any Class of Shares or otherwise in connection with the discharge of his duties as a Director, including (without limitation) any professional fees incurred by him (with the approval of the Directors or in accordance with any procedures stipulated by the Directors) in taking independent professional advice in connection with the discharge of such duties.
32.3
Remuneration of executive Directors

The salary or remuneration of a Director appointed to hold employment or executive office in accordance with the Articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Directors (including, for the avoidance of doubt, by the Directors acting through a duly authorised Directors’ committee), and may be in addition to or instead of a fee payable to him for his services as Director pursuant to these Articles.
32.4
Special remuneration

A Director who, at the request of the Directors, goes or resides abroad, makes a special journey or performs a special service on behalf of or for the Company (including, without limitation, services as a chairman of the board of Directors, services as a member of any committee of the Directors and services which the Directors consider to be outside the scope of the ordinary duties of a Director) may be paid such reasonable additional remuneration (whether by way of salary, bonus, commission, percentage of profits or otherwise) and expenses as the Directors (including, for the avoidance of doubt, the Directors acting through a duly authorised Directors’ committee) may decide.

32.5
Pensions and other benefits

The Directors may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a Director, an officer or a director or an employee of a company which is or was a Group Undertaking, a company which is or was allied to or associated with the Company or with a Group Undertaking or a predecessor in business of the Company or of a Group Undertaking (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the Directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The Directors may arrange for this to be done by the Company alone or in conjunction with another person. A Director or former Director is entitled to receive and retain for his own benefit any pension or other benefit provided in accordance with this Article and is not obliged to account for it to the Company.
33.
SEAL

33.1
Directors to determine use of Seal

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used with the authority of the Directors or a committee of the Directors established for such purpose. Every document to which the Seal is affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for that purpose unless the Directors decide that, either general or in a particular case, that a signature may be dispensed with or affixed by mechanical means.
33.2
Duplicate Seal

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
34.
DIVIDENDS, DISTRIBUTIONS AND RESERVES

34.1
Declaration

Subject to the Companies Act and these Articles, the Directors or the Company by Ordinary Resolution may declare dividends and distributions on any one or more Classes of Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor, (provided that no dividend may be declared by Company at a meeting of Members which exceeds the amount recommended by the Directors). No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company or from any reserve set aside from profits which the Directors determine is no longer needed, or out of the share premium account, or as otherwise permitted by the Companies Act.
34.2
lnterim dividends

Subject to the Companies Act, the Directors may pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Directors to be available for distribution. lf at any time the share capital of the Company is divided into different Classes, the Directors may pay such interim dividends on Shares which rank after Shares conferring preferential rights with regard to dividend as well as on Shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. lf the Directors act in good faith, they shall not incur any liability to the holders of Shares conferring preferential rights for any loss that they may suffer by the lawful payment of an interim dividend on any Shares ranking after those with preferential rights.
34.3
Entitlement to dividends

(a)
Except as otherwise provided by these Articles or the rights attached to Shares:

(i)
a dividend shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the Shares on which the dividend is paid; and

(ii)
dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the Shares during any portion or portions of the period in respect of which the dividend is paid, but if any Share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

(b)
Except as otherwise provided by these Articles or the rights attached to Shares:

(i)
a dividend may be paid in any currency or currencies decided by the Directors; and

(ii)
the Company may agree with a Member that any dividend declared or which may become due in one currency will be paid to the Member in another currency, for which purpose the Directors may use any relevant exchange rate current at any time as the Directors may select for the purpose of calculating the amount of any Member’s entitlement to the dividend.

34.4
Payment methods

(a)
The Company may pay a dividend, interest or other amount payable in respect of a Share in cash or by cheque, warrant or money order or by a bank or other funds transfer system or (in respect of any uncertificated Share or any Share represented by a Depository Interest) through the Relevant System in accordance with any authority given to the Company to do so (whether in writing, through the Relevant System or otherwise) by or on behalf of the Member in a form or in a manner satisfactory to the Directors. Any joint holder or other person jointly entitled to a Share may give an effective receipt for a dividend, interest or other amount paid in respect of such Share.

(b)
The Company may send a cheque, warrant or money order by post:

(i)
in the case of a sole holder, to his registered address;

(ii)
in the case of joint holders, to the registered address of the person whose name stands first in the Register of Members;

(iii)
in the case of a person or persons entitled by transmission to a Share, as if it were a notice given in accordance with Article 14; or

(iv)
in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(c)
Every cheque, warrant or money order shall be sent at the risk of the person or persons entitled to the payment and shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct. The payment of the cheque, warrant or money order shall be a good discharge to the Company. lf payment is made by a bank or other funds transfer or through the Relevant System, the Company shall not be responsible for amounts lost or delayed in the course of transfer. lf payment is made by or on behalf of the Company through the Relevant System:

(i)
the Company shall not be responsible for any default in accounting for such payment to the Member or other person entitled to such payment by a bank or other financial intermediary of which the Member or other person is a customer for settlement purposes in connection with the Relevant System; and

(ii)
the making of such payment in accordance with any relevant authority referred to in paragraph (a) above shall be a good discharge to the Company.

(d)
The Directors may:

(i)
lay down procedures for making any payments in respect of uncertificated Shares through the Relevant System;

(ii)
allow any holder of uncertificated Shares to elect to receive or not to receive any such payment through the Relevant System; and

(iii)
lay down procedures to enable any such holder to make, vary or revoke any such election.

(e)
The Directors may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a Share until he has provided any evidence of his entitlement that the Directors may reasonably require.

34.5
Deductions

The Directors may deduct from any dividend or other amounts payable to any person in respect of a Share all such sums as may be due from him to the Company on account of calls or otherwise in relation to any Shares.
34.6
Interest

No dividend or other money payable in respect of a Share shall bear interest against the Company, unless otherwise provided by the rights attached to the Share.
34.7
Unclaimed dividends

All unclaimed dividends or other monies payable by the Company in respect of a Share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or other amount payable by the Company in respect of a Share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of three (3) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.
34.8
Uncashed dividends

(a)
lf, in respect of a dividend or other amount payable in respect of a Share:

(b)
a cheque, warrant or money order is returned undelivered or left uncashed; or

(c)
a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Relevant System in relation to any uncertificated Shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such Share to such person until he notifies the Company of an address or account to be used for such purpose.

34.9
Dividends in kind

The Directors may direct that any dividend or distribution shall be satisfied wholly or partly by the distribution of assets (including, without limitation, paid up Shares or securities of any other body corporate). Where any difficulty arises concerning such distribution, the Directors may settle it as it thinks fit. ln particular (without limitation), the Directors may:
(a)
issue fractional certificates or ignore fractions;

(b)
fix the value for distribution of any assets, and may determine that cash shall be paid to any Member on the footing of the value so fixed in order to adjust the rights of Members; and

(c)
vest any assets in trustees on trust for the persons entitled to the dividend.

34.10
Scrip dividends

(a)
The Directors may offer any holders of ordinary Shares the right to elect to receive ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the Ordinary Resolution, subject to the Companies Act and to the provisions of this Article.

(b)
The Directors may make any provision they consider appropriate in relation to an allotment made or to be made pursuant to this Article (whether before or after the passing or the Ordinary Resolution referred to in paragraph (a) of this Article), including (without limitation):

(i)
the giving of notice to holders of the right of election offered to them;

(ii)
the provision of forms of election and/or a facility and a procedure for making elections through the Relevant System (whether in respect of a particular dividend or dividends generally);

(iii)
determination of the procedure for making and revoking elections;

(iv)
the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective;

(v)
the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned); and

(vi)
the exclusion from any offer of any holders of ordinary Shares where the Directors consider that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(c)
The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary Shares in respect of which a valid election has been made (“the elected ordinary Shares”). Instead additional ordinary Shares shall be allotted to the holders of the elected ordinary Shares on the basis of allotment determined under this Article. For such purpose, the Directors may capitalise out of any amount for the time being standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the additional ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary Shares for allotment and distribution to the holders of the elected ordinary Shares on that basis.

(d)
The additional ordinary Shares when allotted shall rank equally in all respects with the fully paid ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other entitlement which has been declared, paid or made by reference to such record date.

(e)
The Directors may:

(i)
do all acts and things which it considers necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned;

(ii)
establish and vary a procedure for election mandates in respect of future rights of election and determine that every duly effected election in respect of any ordinary Shares shall be binding on every successor in title to the holder of such Shares; and

(iii)
terminate, suspend or amend any offer of the right to elect to receive ordinary Shares in lieu of any cash dividend at any time and generally implement any scheme in relation to any such offer on such terms and conditions as the Directors may from time to time determine and take such other action as the Directors may deem necessary or desirable from time to time in respect of any such scheme.

34.11
Reserves

The Directors may set aside out of the profits of the Company and carry to reserve such sums as it thinks fit. Such sums standing to reserve may be applied, at the Directors’ discretion, for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Directors thinks fit. The Directors may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. The Directors may also carry forward any profits without placing them to reserve.
34.12
Capitalisation of profits and reserves

The Directors may, with the authority of an Ordinary Resolution:
(a)
subject to this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)
appropriate the sum resolved to be capitalised to the holders of ordinary Shares in proportion to the nominal amounts of the Shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the Shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, unpaid on any Shares held by them respectively, or in paying up in full unissued Shares or debentures of the Company of a nominal amount equal to that sum, and allot the Shares or debentures credited as fully paid to those holders of ordinary Shares or as the Directors may direct, in those proportions, or partly in one way and partly in the other, but so that the share premium account, the capital redemption reserve and any profits or reserves which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c)
resolve that any Shares so allotted to any Member in respect of a holding by him of any partly paid Shares shall, so long as such Shares remain partly paid, rank for dividend only to the extent that such partly paid Shares rank for dividend;

(d)
make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of fractions to the Company rather than to the holders concerned) or by payment in cash or otherwise as the Directors may determine in the case of Shares or debentures becoming distributable in fractions;

(e)
authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for either:

(i)
the allotment to them respectively, credited as fully paid, of any further Shares or debentures to which they are entitled upon such capitalisation; or

(ii)
the payment up by the Company on behalf of such Members by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing Shares, and so that any such agreement shall be binding on all such Members; and
(f)
generally do all acts and things required to give effect to such resolution.

35.
SHARE PREMIUM ACCOUNT

35.1
Directors to maintain share premium account

The Directors shall establish a share premium account in accordance with the Companies Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Companies Act.
35.2
Debits to share premium account

(a)
The following amounts shall be debited to any share premium account:

(i)
on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(ii)
any other amount paid out of a share premium account as permitted by the Companies Act.

(b)
Notwithstanding paragraph (a) above, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Companies Act, out of capital.

36.
DISTRIBUTION PAYMENT RESTRICTIONS

Notwithstanding any other provision of these Articles, the Company shall not be obliged to make any payment to a Member in respect of a dividend, repurchase, redemption or other distribution if the Directors suspect that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing the Company or its service providers.
37.
BOOKS OF ACCOUNT

37.1
Books of account to be kept

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the affairs of the Company and to explain its transactions.
37.2
Inspection by Members

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members (not being Directors). No Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act by order of the court or authorised by the Directors or by Ordinary Resolution.
37.3
Accounts required by law

The Directors shall cause to be prepared and to be laid before the Company at each annual general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.
37.4
Retention of records

All books of account maintained by the Company shall be retained for a period of at least five years, or such longer period required by any applicable law or regulation from time to time.
38.
AUDITOR

38.1
Appointment of Auditor

The Directors may appoint an Auditor who shall hold office until removed from office by a resolution of the Directors, and may fix the Auditor’s remuneration.
38.2
Rights of Auditor

The Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

38.3
Reporting requirements of Auditor

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Company.
39.
NOTICES

39.1
Forms of notices

(a)
Any notice to be given to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving the notice, except that a notice to a holder of any uncertificated Shares or given in respect of any such Shares may be given electronically through the Relevant System (if permitted by, and subject to, the facilities and requirements of the Relevant System and subject to compliance with any relevant requirements of the Exchange Rules and/or the Exchange).

(b)
(ln this Article “address”, in relation to electronic communications, includes any number or address used for the purposes of such communications).

39.2
Service on Members

(a)
A notice or other document may be given by the Company to any Member either personally or by sending it by post in a pre-paid envelope addressed to such Member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the Company by the Member, or by any other means authorised in writing by the Member concerned or (in the case of a notice to a Member holding uncertificated Shares) by transmitting the notice through the Relevant System or in accordance with the Exchange Rules. Notice may also be served by placing it on the Company’s website.

(b)
ln the case of joint holders of a Share, all notices and documents shall be given to the person whose name stands first in the Register of Members in respect of that Share. Notice so given shall be sufficient notice to all the joint holders.

(c)
Any notice or other document to be given to a Member may be given by reference to the Register of Members as it stands at any time within the period of 21 days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Exchange Rules and/or the Exchange. No change in the Register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

(d)
lf on three consecutive occasions notices or other documents have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices.

(e)
lf on three consecutive occasions notices or other documents have been sent using electronic communications to an address for the time being notified to the Company by the Member and the Company becomes aware that there has been a failure of transmission, the Company shall revert to giving notices and other documents to the Member by post or by any other means authorised in writing by the Member concerned. Such Member shall not be entitled to receive notices or other documents from the Company using electronic communications until he shall have communicated with the Company and supplied in writing a new address to which notices or other documents may be sent using electronic communications.

39.3
Evidence of giving notice

(a)
A notice or other document addressed to a Member at his registered address shall be, if sent by post or airmail, deemed to have been served five (5) calendar days after the time when the letter containing the same is posted. In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

(b)
A notice or document not sent by post but:

(i)
left at a registered address or address for giving notice in the United States of America shall be deemed to be given on the day it is left; and

(ii)
given through the Relevant System in accordance with the Exchange Rules shall be deemed to be given when the Company or other relevant person acting on the Company’s behalf sends the relevant instruction or other relevant message in respect of such notice; and

(iii)
placed on the Company’s Website; service of the notice shall be deemed to have been effected 24 hours after the notice or document was placed on the Company’s Website.

(c)
A Member present either in person or by proxy, or in the case of a corporate Member by a duly authorised representative, at any meeting of the Company or of the holders of any Class of Shares shall be deemed to have received due notice of such meeting and, where required, of the purposes for which it was called.

39.4
Notice binding on transferees

A person who becomes entitled to a Share by transfer, transmission or otherwise shall be bound by any notice in respect of that Share which, before his name is entered in the Register of Members, has been given to the person from whom he derives his title.
39.5
Notice to persons entitled by transmission

A notice or other document may be given by the Company to a person entitled by transmission to a Share in consequence of the death or bankruptcy of a Member or otherwise by sending or delivering it in any manner authorised by these Articles for the giving of notice to a Member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar or equivalent description, to the address to which notices have been requested to be sent for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the event giving rise to the transmission had not occurred. The giving of notice in accordance with this Article shall be sufficient notice to all other persons interested in the Share.
40.
WINDING UP

40.1
Method of winding up

(a)
If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them.

(b)
If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company.

(c)
This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

40.2
Distribution of assets in a winding up

Subject to any rights or restrictions for the time being attached to any Class of Shares, on a winding up of the Company the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, distribute among the Members the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose:
(a)
decide how the assets are to be distributed as between the Members or different Classes of Members;

(b)
value the assets to be distributed in such manner as the liquidator thinks fit; and

(c)
vest the whole or any part of any assets in such trustees and on such trusts for the benefit of the Members entitled to the distribution of those assets as the liquidator sees fit, but so that no Member shall be obliged to accept any assets in respect of which there is any liability.

41.
INDEMNITY AND INSURANCE

41.1
Indemnity and limitation of liability of Directors and officers

(a)
To the maximum extent permitted by law, every current and former Director and officer of the Company (excluding an Auditor) (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”), which such Indemnified Person may incur in that capacity unless such Liability arose as a result of the actual fraud or wilful default of such person.

(b)
No Indemnified Person shall be liable to the Company for any loss or damage resulting (directly or indirectly) from such Indemnified Person carrying out his or her duties unless that liability arises through the actual fraud or wilful default of such Indemnified Person.

(c)
For the purpose of these Articles, no Indemnified Person shall be deemed to have committed “actual fraud” or “wilful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.

41.2
Advance of legal fees

The Company shall advance to each Indemnified Person reasonable legal fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any such advance of expenses, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it is determined that the Indemnified Person was not entitled to indemnification under these Articles.
41.3
Indemnification to form part of contract

The indemnification and exculpation provisions of these Articles are deemed to form part of the employment contract or terms of appointment entered into by each Indemnified Person with the Company and accordingly are enforceable by such persons against the Company.
41.4
Insurance

The Directors may purchase and maintain insurance for or for the benefit of any Indemnified Person including (without prejudice to the generality of the foregoing) insurance against any Liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or the exercise or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company.
42.
REQUIRED DISCLOSURE

If required to do so under the laws of any jurisdiction to which the Company (or any of its service providers) is subject, or in compliance with Exchange Rules of any Exchange, or to ensure the compliance by any person with any anti-money laundering legislation in any relevant jurisdiction, any Director, officer or service provider (acting on behalf of the Company) shall be entitled to release or disclose any information in its possession regarding the affairs of the Company or a Member, including, without limitation, any information contained in the Register of Members or subscription documentation of the Company relating to any Member.
43.
FINANCIAL YEAR

Unless the Directors resolve otherwise, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January in each year.
44.
TRANSFER BY WAY OF CONTINUATION

The Company shall, with the approval of a Special Resolution, have the power to register by way of continuation to a jurisdiction outside of the Cayman Islands in accordance with the Companies Act.
45.
MERGERS AND CONSOLIDATIONS

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.
46.
AMENDMENT OF MEMORANDUM AND ARTICLES

46.1
Power to change name or amend Memorandum

Subject to the Companies Act, the Company may, by Special Resolution:
(a)
change its name; or

(b)
change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

46.2
Power to amend these Articles

Subject to the Companies Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.
47.
TAX TRANSPARENCY REPORTING

47.1
Each Member shall provide the Company on a timely basis with any documents, tax certifications, financial and other information (collectively “Tax Reporting Information”) as the Company may request in connection with the Company’s compliance with any legal and tax information reporting and exchange obligations applicable to it under the laws of the Cayman Islands or any other applicable jurisdiction (collectively, “Tax Reporting Obligations”), including, without limitation, any Tax Reporting Obligations under any Cayman Islands laws, regulations or guidance notes that give effect to: (i) the United States’ Foreign Account Tax Compliance Act; (ii) the Organisation for Economic Co-operation and Development’s Common Reporting Standard; and (iii) any additional inter-governmental agreement or treaty entered into by, or otherwise binding upon the Cayman Islands that provides for the exchange of tax information with another jurisdiction.

47.2
The Company shall have the power to release, report or otherwise disclose to the Department for International Tax Cooperation in the Cayman Islands (or any other authority as may be required under the Tax Reporting Obligations) any Tax Reporting Information provided by a Member to the Company and any other information held by the Company in respect of the Member’s investment in the Company, in connection with the Tax Reporting Obligations, including, without limitation, in relation to the identity, address, tax identification number, tax status and interest in the Company of the Member (and any of its direct or indirect owners or affiliates).

47.3
If a Member fails to provide the Company with any requested Tax Reporting Information on a timely basis and such failure results, or may result, in the Company’s inability to comply with its Tax Reporting Obligations or if the Company is otherwise unable to comply with its Tax Reporting Obligations as a result of the direct or indirect action (or inaction) of a Member, the Company may:

(a)
compulsorily repurchase some or all of such Member’s Shares without notice at a price per Share equal to the fair value of such Shares (as determined by the Directors) and may deduct or withhold from such redemption proceeds any penalty, debt, withholding or back up tax, costs, expenses, obligations, liabilities or other adverse consequences (collectively, “Tax Reporting Liabilities”) imposed on the Company, its Members and/or any of their respective directors, officers, employees, agents, managers, shareholders and/or partners as a result of such failure, action or inaction by such Member; and/or

(b)
re-designate, immediately and without consent, such Member’s Shares as belonging to a separate class and create a separate internal account in respect of such Shares so that any Tax Reporting Liabilities may be allocated solely to that class and debited from such class.

ANNEX C
GCL GLOBAL HOLDINGS LTD
EQUITY INCENTIVE PLAN
Section 1   Purpose.
The purpose of the GCL Global Holdings Ltd Equity Incentive Plan (as amended from time to time, “Equity Plan”) is to enhance the ability of GCL Global Holdings Ltd (the “Company”) to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of the Company.
This Equity Plan is adopted by the Company in connection with the anticipated consummation of the Business Combination. From and after the time of the Business Combination, the Company intends to use this Equity Plan to grant new Awards to eligible Participants from time to time, subject to and in accordance with the terms and conditions described herein.
Section 2.   Structure.
Each Award (as defined below) granted by the Company pursuant to the terms of this Equity Plan, shall be granted to each participant, and the corresponding Shares issuable upon the exercise of such Award (the “Award Shares”) shall be issued to the participants or an entity designated by the participants.
Section 3.   Definitions.
As used in this Equity Plan and any Award Agreement (as defined below), the following terms shall have the meanings set forth below:
(a)   ”Equity Plan” shall have the meaning set forth in Section 1.
(b)   ”Administrator” shall have the meaning set forth in Section 5.
(c)   ”Affiliate” shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator.
(d)   ”Applicable Laws” shall mean all laws, statutes, regulations, ordinances, rules or governmental requirements that are applicable to this Equity Plan or any Award granted pursuant to this Equity Plan, including but not limited to applicable laws of the Singapore, the United States and the Cayman Islands, and the rules and requirements of any applicable securities exchange.
(e)   ”Award” shall mean any Option, award of Restricted Share, Restricted Share Unit or Other Share-Based Award granted under this Equity Plan.
(f)   ”Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing any Award granted under this Equity Plan.
(g)   ”Board” shall mean the board of directors of the Company.
(h)   ”Business Combination” shall mean the transactions contemplated by that certain Agreement and Plan of Merger (“Merger Agreement”) dated October 18, 2023 (as amended on December 1 and December 15, 2023 and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among RF Acquisition Corp., a Delaware corporation, the Company, Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”).
(i)   ”Committee” shall mean a compensation committee of the Board or another board committee designated by the Board to administer this Equity Plan.

(j)   ”Company” shall mean GCL Global Holdings Ltd, a company incorporated under the laws of the Cayman Islands, together with any successor thereto.
(k)   ”Consultant” means any individual, including an advisor, who is engaged by the Company or an Affiliate to render services and is compensated for such services, and any director of the Company whether or not compensated for such services.
(l)   [Reserved]
(m) “Fair Market Value” shall mean, with respect to any property (including, without limitation, any Shares or other securities) the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator.
(n)   ”Option” shall mean an option granted under Section 7 hereof.
(o)   ”Other Share-Based Award” shall mean a right granted under Section 9 hereof.
(p)   ”Participant” shall mean an individual granted an Award under this Equity Plan.
(q)   [Reserved]
(r)   ”Restricted Share” shall mean any Share granted under Section 8 hereof.
(s)   ”Restricted Share Unit” shall mean a contractual right granted under Section 8 hereof that is denominated in Shares, each of which represents a right to receive the value of a Share (or a percentage of such value, which percentage may be higher than 100%) upon the terms and conditions set forth in this Equity Plan and the applicable Award Agreement.
(t)   ”Shares” shall mean Ordinary Shares of the Company, par value US$0.0001 per share.
(u)   ”Substitute Awards” shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by, or held by the employees of, a company or other entity or business acquired (directly or indirectly) by the Company or with which the Company combines.
Section 4.   Eligibility.
(a)   Employees (each, an “Employee”) and Consultants of the Company or an Affiliate are eligible to participate in this Equity Plan. An Employee or Consultant who has been granted an Award may, if he or she is otherwise eligible, be granted additional Awards.
(b)   An individual who has agreed to accept employment by, or to provide services to, the Company or an Affiliate shall be deemed to be eligible for Awards hereunder.
Section 5.   Administration.
(a)   This Equity Plan shall be administered by the Administrator formed in accordance with applicable laws and stock exchange rules, unless otherwise determined by the Board. The term “Administrator” shall refer to the Board or the Committee, as applicable. The Administrator may delegate its duties and powers under this Equity Plan in whole or in part to a person or a board committee designated by it.
(b)   Subject to the terms of this Equity Plan and Applicable Laws, the Administrator shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under this Equity Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award including, but not limited to, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards, or other property, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award under this Equity Plan shall be deferred either automatically or at the election of the holder thereof or of the Administrator; (vii) interpret and administer this Equity Plan and any instrument or agreement relating to, or Award made under, this Equity Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of this Equity Plan; (ix) determine whether and to what extent Awards should comply or continue to comply with any requirement of statute or regulation; (x) determine whether and to what extent Awards should continue being effective in the event of a change of control of the Company including, but not limited to, canceling Awards and causing to be paid to the holders of vested Awards the value of such Awards, if any, as determined by the Administrator, in its sole discretion, it being understood that in the case of any Option with an exercise price that equals or exceeds the price paid for a Share in connection with a change of control of the Company, the Administrator may cancel the Option without the payment of consideration therefor; and (xi) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of this Equity Plan.
(c)   All decisions of the Administrator shall be final, conclusive and binding upon all persons, including the Company, the shareholders of the Company and the Participants and their beneficiaries.
(d)   The Administrator may impose restrictions on any Award with respect to non-competition, confidentiality, lock-up and any other events that it considers to be detrimental to the Company, and impose other restrictive covenants as it deems necessary or appropriate in its sole discretion. In the event that these restrictions are breached, the Administrator may request the Participants to return all benefits made available to them under this Equity Plan and such Participants shall cease to be entitled to potential benefits intended to be made available to them under this Equity Plan.
Section 6.   Shares Available for Awards.
(a)   Subject to adjustment as provided below, the maximum aggregate number of Shares that may be issued pursuant to all Awards shall initially not exceed [•]1 Shares. In addition, subject to any adjustments as necessary provided in this Equity Plan, such aggregate number of shares of Shares will automatically increase on [January] 1 of each year for a period of ten years commencing on [January 1, 2025] and ending on (and including) [January 1, 2034], in an amount equal to 3% of the total number of shares of Shares outstanding on [December 31] of the preceding year; provided, however, that the Board may act prior to [January 1st] of a given year to provide that the increase for such year will be a lesser number of shares of Shares.
(b)   If, after the effective date of this Equity Plan, any Shares covered by an Award, or to which such an Award relates, are forfeited, cancelled or if such an Award otherwise terminates without the delivery of Shares or of other consideration, then the Shares covered by such Award, or to which such Award relates, to the extent of any such forfeiture or termination, shall again be, or shall become, available for issuance under this Equity Plan.
(c)   In the event that any Option or other Award granted hereunder (other than a Substitute Award) is exercised through the delivery of Shares, or in the event that withholding tax liabilities arising from such Option or Award are satisfied by the withholding of Shares by the Company, the number of Shares available for Awards under this Equity Plan shall be increased by the number of Shares so surrendered or withheld.
(d)   Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased on the open market.
(e)   In the event that the Administrator shall determine that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or

1
Representing 15% of the total issued and outstanding shares of PubCo immediately after closing of the Business Combination.

exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares such that an adjustment is determined, in its absolute discretion, by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Equity Plan, then the Administrator shall, in such manner as it may deem appropriate, adjust any or all of (i) the number and type of Shares (or other securities or property) which thereafter may be made the subject of Awards, including the aggregate limit specified in Section 6(a) hereof, (ii) the number and type of Shares (or other securities or property) subject to outstanding Awards, (iii) the grant price, purchase price, or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award, and (iv) the minimum number of Shares which may be acquired by the holder of an outstanding Award at any one time; provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.
(f)   Shares underlying Substitute Awards shall not reduce the number of Shares remaining available for issuance under this Equity Plan.
(g)   Except as expressly provided in this Equity Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in this Equity Plan or pursuant to action of the Administrator under this Equity Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.
Section 7.   Options.
The Administrator is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of this Equity Plan, as the Administrator shall determine and set forth in the Award Agreement:
(a)   The purchase price per Share under an Option shall be determined by the Administrator.
(b)   The term of each Option shall be fixed by the Administrator.
(c)   The Administrator shall determine the time or times at which an Option may be exercised in whole or in part, and the method or methods by which, and the form or forms, including, without limitation, cash, Shares, other Awards, or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which, payment of the exercise price with respect thereto may be made or deemed to have been made.
Section 8.   Restricted Shares and Restricted Share Units.
(a)   The Administrator is hereby authorized to grant Awards of Restricted Shares and Restricted Share Units to Participants.
(b)   Restricted Shares and Restricted Share Units shall be subject to such restrictions as the Administrator may impose (including, without limitation, any limitation on the right to vote a Restricted Share or the right to receive any dividend or other right or property), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate.
(c)   Any Restricted Share granted under this Equity Plan may be evidenced in such manner as the Administrator may deem appropriate including, without limitation, book-entry registration or issuance of a share certificate or certificates, creation of a new class of shares or amendment of the Memorandum and/or Articles of Association of the Company. In the event any share certificate is issued in respect of Restricted Shares granted under this Equity Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Share.

Section 9.   Other Share-Based Awards.
The Administrator is hereby authorized to grant to Participants such other Awards (including, without limitation, share appreciation rights and rights to dividends and dividend equivalents) that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares) as are deemed by the Administrator to be consistent with the purposes of this Equity Plan. Subject to the terms of this Equity Plan, the Administrator shall determine the terms and conditions of such Awards. Shares or other securities delivered pursuant to a purchase right granted under this Section 9 shall be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, as the Administrator shall determine.
Section 10.   General Provisions Applicable to Awards.
(a)   All Awards shall be evidenced by an Award Agreement between the Company and each Participant.
(b)   Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by Applicable Laws.
(c)   Awards may, in the discretion of the Administrator, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.
(d)   Subject to the terms of this Equity Plan, payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in such form or forms as the Administrator shall determine including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Administrator. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.
(e)   Unless the Board or the Administrator shall otherwise determine, no Award and no right under any such Award, shall be assignable, alienable, saleable or transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Administrator or the Board, a Participant may, in the manner established by the Administrator, designate a beneficiary or beneficiaries to exercise the rights of the Participant, and to receive any property distributable, with respect to any Award upon the death of the Participant. Each Award, and each right under any Award, shall be exercisable during the Participant’s lifetime only by the Participant or, if permissible under Applicable Laws and the applicable Award Agreement, by the Participant’s guardian or legal representative. No Award and no right under any such Award, may be pledged, charged, mortgaged, alienated, attached, or otherwise encumbered, and any purported pledge, charge, mortgage, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company. The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms hereof and of the applicable Award Agreement.
(f)   All certificates for Shares or other securities delivered under this Equity Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under this Equity Plan or the rules, regulations, and other requirements of the United States Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and any Applicable Laws, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)   No Shares shall be delivered under the Equity Plan to any Participant until such Participant has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any of its subsidiaries shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or its subsidiaries, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of the Equity Plan. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sum required to be withheld. Notwithstanding any other provision of the Equity Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Administrator, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.
Section 11.   Amendment and Termination.
(a)   Except to the extent prohibited by Applicable Laws and unless otherwise expressly provided in an Award Agreement or in this Equity Plan, the Administrator may amend, alter, suspend, discontinue or terminate this Equity Plan, or any Award Agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders of the Company, if such approval is necessary to comply with any tax or regulatory requirement for which or with which the Administrator deems it necessary or desirable to qualify or comply, (ii) shareholder approval with such threshold for a resolution of the shareholders of the Company in respect of such amendment, alteration, suspension, discontinuation or termination as provided in the Company’s Memorandum and Articles of Association for any amendment to this Equity Plan that increases the total number of Shares reserved for the purposes of this Equity Plan, and (iii) with respect to any Award Agreement, the consent of the affected Participant, if such action would materially and adversely affect the rights of such Participant under any outstanding Award.
(b)   The Administrator may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or beneficiary of an Award; provided, however, that no such action shall materially and adversely affect the rights of any affected Participant or holder or beneficiary under any Award theretofore granted under this Equity Plan; and provided further that, except as provided in Section 6(e) hereof, no such action shall reduce the exercise price of any Option established at the time of grant thereof.
(c)   The Administrator shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 6(e) hereof affecting the Company, or the financial statements of the Company, or of changes in Applicable Laws or accounting principles); whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Equity Plan.
(d)   Any provision of this Equity Plan or any Award Agreement to the contrary notwithstanding, with the affected Participant’s consent, the Administrator may cause any Award granted hereunder to be canceled in consideration of a cash payment or alternative Award made to the holder of such canceled Award equal in value to the Fair Market Value of such canceled Award as of the time of the cancellation.
(e)   The Administrator may correct any defect, supply any omission, or reconcile any inconsistency in this Equity Plan or any Award in the manner and to the extent it shall deem desirable to carry this Equity Plan into effect.

Section 12.   Withholding Taxes.   The exercise of each Award granted under this Equity Plan shall be subject to the condition that, if at any time, the Administrator shall determine that the satisfaction of withholding tax is necessary or desirable in respect of such exercise, such exercise shall not be effective unless such withholding has been effected to the satisfaction of the Administrator. In such circumstances, the Administrator may require the exercising Participant to pay to the Company, in addition to and in the same manner as the exercise price for the Award Shares, such amount as the Company or any Affiliate is obliged to remit to the relevant taxing authority in respect of the exercise of the Awards. Alternatively, the Administrator may direct the Company or an Affiliate thereof to withhold the appropriate amount of tax from the applicable Participant’s salary in connection with a requested exercise. Any such additional payment shall be due no later than the date as of which any amount with respect to the Award exercised first becomes includable in the gross income of the exercising Participant for tax purposes.
Section 13.   Miscellaneous.
(a)   No employee, independent contractor, Participant or other person shall have any claim to be granted any Award under this Equity Plan, and there is no obligation for uniformity of treatment of employees, independent contractors, Participants, or holders or beneficiaries of Awards under this Equity Plan. The terms and conditions of Awards need not be the same with respect to each recipient.
(b)   Nothing contained in this Equity Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.
(c)   The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ or service of the Company or any Affiliate. Further, the Company or the applicable Affiliate may at any time dismiss a Participant from employment or terminate the services of an independent contractor, free from any liability, or any claim under this Equity Plan, unless otherwise expressly provided in this Equity Plan or in any Award Agreement or in any other agreement binding upon the parties.
(d)   If any provision of this Equity Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify this Equity Plan or any Award under any Applicable Laws, such provision shall (to the fullest extent permitted by Applicable Laws) be construed or deemed amended to conform to Applicable Laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Equity Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of this Equity Plan and any such Award shall remain in full force and effect.
(e)   Awards payable under this Equity Plan shall be payable in Shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No Participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Shares, except as expressly otherwise provided) of the Company or one of its subsidiaries by reason of any award hereunder.
(f)   Neither this Equity Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.
(g)   No fractional Shares shall be issued or delivered pursuant to this Equity Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.
(h)   [Reserved]
(i)   In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Administrator may, in its sole discretion, provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Administrator may approve such supplements to, amendments, restatements or alternative versions of this Equity Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Equity Plan as in effect for any other purpose; provided, however, that no such supplements, restatements or alternative versions shall increase the share limitations contained in Section 6 hereof. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.
(j)   The Company shall not be obligated to grant any Awards, permit the exercise of any Awards, issue any Award Shares upon the exercise of any Awards, make any payments or take any other action pursuant to this Equity Plan if, in the opinion of the Administrator, such action would conflict or be inconsistent with any Applicable Law or the Company’s trading policies, and the Administrator reserves the right to refuse to take such action for so long as such conflict or inconsistency or issue remains outstanding.
(k)   The Company shall maintain a register of Awards granted to the Participants and Award Shares issued to the Participants or an entity designated by the Participants, including the dates of grant of such Awards and the exercise of such Awards and any other details as the Administrator may deem appropriate.
(l)   The Equity Plan and all Award Agreements shall be governed by and construed in accordance with the laws of the Cayman Islands.
Section 14.   Effective Date of Equity Plan.
The Equity Plan shall be effective after the closing the Business Combination, its approval by the Board of the Company and its approval by the shareholders of the Company (the “Effective Date”).
Section 15.   Term of Equity Plan.
No Award shall be granted under this Equity Plan after the tenth anniversary of the Effective Date. However, unless otherwise expressly provided in this Equity Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend this Equity Plan, shall extend beyond such date.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. PubCo’s memorandum and articles of association shall provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own fraud or dishonesty.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.
Item 21.   Exhibits and Financial Statement Schedule
Incorporated by Reference
Exhibit	Description	Schedule/Form	File Number	Exhibits	Filing Date
2.1#	Agreement and Plan of Merger, dated as of October 18, 2023 (included as Annex A to the proxy statement/prospectus).*
10.1	Form of Sponsor Support Agreement.*
10.2	Form of Shareholder Support Agreement.*
10.3	Form of Registration Rights Agreement.*
10.4	Form of Lock-Up Agreement.*
21.1	List of subsidiaries.*
23.1	Consent of Marcum LLP.*
23.2	Consent of Marcum Asia CPAs LLP.*
99.1	Form of Proxy Card for RF Acquisition Corp.’s Special Meeting of Stockholders.*
99.2	Consent of [name] to be named as a director.*
99.3	Consent of [name] to be named as a director.*
99.4	Consent of [name] to be named as a director.*
99.5	Consent of [name] to be named as a director.*

^
Previously filed.

*
To be filed by amendment.

#
Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). PubCo agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, PubCo may request confidential treatment of omitted items.

##
Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

II-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•], on [•].
GCL Global Holdings Ltd
By:

[•]
Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following on [    ] in the capacities indicated.
Name	Title
[•]	Chief Executive Officer (principal executive officer)
[•]	Chief Financial Officer (principal financial and accounting officer)
[•]	Director

POWER OF ATTORNEY

AUTHORIZED REPRESENTATIVE
Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of GCL Global Holdings Ltd, has signed this registration statement in [   ], on [   ].
GCL Global Holdings Ltd
By:

Name:
[           ]

Title:
Chief Executive Officer and Director